Form 10-K, Exhibit 13
period 1993-12-31
HOUSEHOLD INTERNATIONAL INC
filed 1994-03-28
CIK 354964

                                                                      EXHIBIT 13

ALL PAGE NUMBERS REFERENCED IN EXHIBIT 13 REFER TO PAGE NUMBERS IN THE HOUSEHOLD INTERNATIONAL 1993 ANNUAL REPORT TO SHAREHOLDERS.

CORPORATE PROFILE                                                                  MARKETS
- -----------------                                                                  -------
HOUSEHOLD FINANCE             Household Finance Corporation
                              2700 Sanders Road
                              Prospect Heights, IL 60070-2799
                              708 564.5000                                           35 States

HOUSEHOLD RETAIL SERVICES     Household Retail Services, Inc.
                              700 N. Wood Dale Road
                              Wood Dale, IL 60191-1155
                              708 350.4000                                           (Also in Hawaii and Puerto Rico)

HOUSEHOLD BANK                Household Bank, f.s.b.
                              4301 MacArthur Blvd.
                              Newport Beach, CA 92660-2021
                              714 955.4600                                           7 States

HOUSEHOLD MORTGAGE SERVICES   Household Mortgage Services, Inc.
                              2700 Sanders Road
                              Prospect Heights, IL 60070-2799
                              708 564.5000                                           42 States

HOUSEHOLD CREDIT SERVICES     Household Bank, N.A.
                              1441 Schilling Place
                              Salinas, CA 93901-4543
                              408 754.1400                                           (Also in Alaska and Hawaii)

ALEXANDER HAMILTON LIFE       Alexander Hamilton Life Insurance Company of
                                America
                              33045 Hamilton Blvd.
                              Farmington Hills, MI 48334-3358
                              1-800 521.4397                                         (Also in Alaska, Hawaii, Canada, and the U.K.)

HOUSEHOLD COMMERCIAL          Household Commercial Financial Services, Inc.
                              2700 Sanders Road
                              Prospect Heights, IL 60070-2799
                              708 564.6100                                           (Also Internationally)

International Operations


HOUSEHOLD FINANCIAL           Household Financial Corporation Limited
  CORPORATION                 100 Sheppard Avenue East, Suite 1000
                              North York, Ontario M2N 6N7
                              Canada
                              416 250.3400                                           10 Provinces in Canada

HFC BANK PLC                  HFC Bank plc
                              North Street
                              Winkfield, Windsor
                              Berkshire SL4 4TD
                              United Kingdom
                              0344 890000                                            England, Scotland and Wales

HOUSEHOLD FINANCIAL           Household Financial Services Limited
  SERVICES LIMITED            33 Herbert Street
                              St. Leonards, Australia NSW 2065
                              612 901.6666                                           6 States and 2 Territories in Australia



A full range of investment services is provided by Hamilton Investments, a Household International subsidiary. At December 31, 1993, Hamilton Investments, Inc. managed 100,000 customer accounts with assets of $3.3 billion through a network of 24 branch offices and 150 Household Bank locations. Hamilton Investments employees totaled 629.

                      APPENDIX TO PAGE ONE OF EXHIBIT 13



Under the column heading "Markets" and with respect to each of the companies listed, maps are depicted, shaded to show the geographic markets in which such company operates. A description of such maps and the applicable shading is set out below.

Household Finance - a map of the continental United States is depicted, with 35 states shaded. The states which are not shaded are: Arkansas, Colorado, Idaho, Iowa, Louisiana, Maine, Mississippi, Montana, North Dakota, South Dakota, Utah, Vermont and Wyoming.

Household Retail Services - a map of the continental United States is depicted, and the entire map is shaded.

Household Bank - a map of the continental United States is depicted, with seven states shaded. The states which are shaded are: California, Illinois, Indiana, Kansas, Ohio, Maryland and Virginia.

Household Mortgage Services - a map of the continental United States is depicted, with 42 states shaded. The states which are not shaded are:
     Alabama, Louisiana, Mississippi, Oklahoma, North Dakota and South Dakota.

Household Credit Services - a map of the continental United States is depicted, and the entire map is shaded.

Alexander Hamilton Life - a map of the continental United States is depicted, and the entire map is shaded.

Household Commercial - a map of the continental United States is depicted, and the entire map is shaded.

Household Financial Corporation - a map of Canada is depicted and the entire map is shaded.

HFC Bank plc - a map of England, Scotland and Wales, the Isle of Man, the Hebrides and Orlsney Islands, Northern Ireland and the Republic of Ireland are depicted, and the entire map is shaded with the exception of Northern Ireland and the Republic of Ireland.

Household Financial Services Limited - a map of the Australia and Tasmania is depicted, and the entire map is shaded.

  Products                                                            Business Information as of December 31, 1993
  -------                                                             --------------------------------------------
  Home equity credit lines, unsecured credit lines,                   $10.5 billion in receivables owned or serviced
  secured and unsecured closed-end loans, Alexander                   2 regional centers, 432 branch offices
  Hamilton insurance products, purchased portfolio                    3,600 employees
  servicing through Household Financial Services*                     1.7 million customer accounts

  Private-label revolving credit cards, closed-end                    $2.3 billion in receivables owned or serviced
  sales contracts, Alexander Hamilton insurance                       3 regional centers
  products, marketing services                                        825 employees
                                                                      1.6 million customer accounts

  Checking, savings and money market accounts;                        $6.2 billion in deposits
  certificates of deposit; IRA's; Alexander Hamilton                  $1.5 billion in receivables owned or serviced
  insurance products; secured and unsecured personal                  171 branches
  loans; first and second mortgages; student loans;                   1,938 employees
  children's "Banker Bear" accounts; investment                       1 million customer accounts
  planning services through Hamilton Investments, tax
  deferred annuities

  Fixed, adjustable and balloon first mortgages on                    $16.3 billion in receivables owned or serviced
  residential and income-producing properties                         23 offices
                                                                      899 employees
                                                                      163,000 customer accounts

  Credit card accounts featuring both standard and                    $9.1 billion in receivables owned or serviced
  Gold Visa and MasterCard, the GM Card, the Ameritech                3 regional centers
  Complete Card, the Charles Schwab Visa and revolving                3,035 employees
  lines of credit                                                     9.5 million customer accounts

  Universal life, term, and annuity products through                  $7 billion in managed assets
  independent agents and financial institutions, and                  718 employees
  credit life, disability and specialty insurance                     1.6 million customer accounts through 16,300
  products through Household business units                           independent agents and 1,790 licensed Household
                                                                      employees

  Capital equipment loans and leases, term-preferred                  $1 billion receivables and investments in continuing
  stocks, senior term and revolving debt to middle                    commercial lines; additionally, manages Liquidating
  market and larger companies                                         Commercial Lines
                                                                      150 employees


  Secured and unsecured credit lines, conventional                    $2.5 billion in receivables owned or serviced
  loans, first and second mortgages, deposit                          42 offices
  products, private-label credit cards, Alexander                     1,074 employees
  Hamilton insurance products                                         553,000 customer accounts

  Full service bank offering fixed term and                           $1.2 billion in receivables owned or serviced
  revolving unsecured and secured loans, insurance                    150 offices
  through Alexander Hamilton; the GM Card from                        1,503 employees
  Vauxhall                                                            424,000 customer accounts

  Home equity revolving lines of credit, unsecured                    $.4 billion in receivables owned or serviced
  revolving lines of credit, secured and unsecured                    22 offices
  personal loans, revolving credit sales contracts                    366 employees
  and other secured finance products, credit life,                    113,000 customer accounts
  accident and sickness insurance



*Household Financial Services establishes relationships with other financial institutions to acquire and service consumer loans. At December 31, 1993, HFS' 378 employees managed receivables totaling $2.2 billion, representing 850,000 accounts.

Additionally, Operations Support Services and Corporate personnel accounted for approximately 1,750 employees.

COMMON AND PREFERRED STOCK INFORMATION


COMMON STOCK Household International, Inc. common stock is listed on the New York and Chicago stock exchanges. It also has unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American Stock Exchange. A 2-for-1 stock split effected in the form of a 100% stock dividend on Household's common stock took place October 15, 1993.

PREFERRED STOCK Household International also has several series of preferred stocks, all of which, with the exception of the Flexible Rate Auction Preferred Stock, Series B, are listed on the New York Stock Exchange. During 1993, Household redeemed its Flexible Rate Auction Preferred Stock, Series A, on July 13, and its 11 1/4% Enhanced Rate Cumulative Preferred Stock on October 1.

                                   Dividends Declared
                                   ------------------
                       Ticker
Stock                  Symbol      1993          1992       Features                             Redemption Features
- --------------------------------------------------------------------------------------------------------------------
Common                  HI          $1.18      $1.15        Quarterly dividend rate increased    N/A
                                                            to $.30 effective 10/15/93


$6.25 Preferred         HI+PRD      $6.25      $6.25        Convertible into Common Stock        Mandatory sinking fund
                                                            at rate of 4.654 shares of common    redemption began in 1991
                                                            per share of preferred               (See Note 9, Page 68)

9 1/2% Preferred,       HI+PRA      $2.375     $2.375       Nonconvertible                       Cannot be redeemed prior to
Series 1989-A                                                                                    11/9/94: Redeemable at
Depositary Shares                                                                                company's option after
representing 1/4                                                                                 11/9/94 in whole or in part:
share  of 9 1/2 %                                                                                $26.1875--11/9/94-11/9/95
Preferred Stock,                                                                                 $25.9500--11/9/95-11/9/96
Series 1989-A                                                                                    $25.7125--11/9/96-11/9/97
                                                                                                 $25.4750--11/9/97-11/9/98
                                                                                                 $25.2375--11/9/98-11/9/99
                                                                                                 $25.0000--11/9/99 & thereafter

9 1/2% Preferred,       HI+PRX      $.95       $.95         Nonconvertible                       Cannot be redeemed prior to
Series 1991-A                                                                                    8/13/96: Redeemable at
Depositary                                                                                       company's option after
Shares representing                                                                              8/13/96 in whole or in part at
1/10 share of                                                                                    $10.00
9 1/2% Preferred
Stock, Series
1991-A

8 1/4% Preferred,       HI+PRZ      $2.0625    $.4125*      Nonconvertible                       Cannot be redeemed prior
Series 1992-A                                                                                    to 10/15/02:  Redeemable
representing 1/40                                                                                at company's option
share of 8 1/4%                                                                                  after 10/15/02 in whole
Preferred Stock,                                                                                 or in part at $25.00
Series 1992-A

7.35% Preferred,        HI+PRJ      $.581875*  N/A          Nonconvertible                       Cannot be redeemed prior
Series 1993-A                                                                                    to 10/15/98:  Redeemable
Depository Shares                                                                                at company's option
representing  1/40                                                                               after 10/15/98 in whole
share of 7.35%                                                                                   or in part at $25.00
Preferred Stock,
Series 1993-A


Flexible Rate           N/A         $9.50      $9.50        Nonconvertible                       Redeemable at the option of
Auction Preferred,                                          Dividend rate fixed                  company at the end of the
Series B                                                    at 9 1/2% until                      dividend period and at
                                                            7/15/95;  set by                     certain times thereafter
                                                            auction procedures                   at a price of $100 per share
                                                            thereafter                           plus an amount equal to
                                                                                                 accrued and unpaid
                                                                                                 dividends to the redemption
                                                                                                 date.

*Partial Payment Period

                                                    Shareholders
                           Shares Outstanding          of Record       1993 Market Price           1992 Market Price
                           ------------------     --------------       -----------------           -----------------
Stock                      1993          1992     1993      1992       High          Low           High          Low
- --------------------------------------------------------------------------------------------------------------------
Common               94,448,132    41,438,133   14,632    14,605      40 3/8      26 7/8          30 1/4      20 3/4
$6.25 Preferred         385,439       720,415      641       842         186     134 1/2         132 1/2         105

9 1/2% Preferred,     3,000,000     3,000,000      591       595      28 1/2      26 1/4          27 7/8      24 1/2
Series 1989-A
(Per Depositary
Share)

11 1/4% Enhanced            N/A     4,500,000      N/A     1,055      11 1/8      10 1/4          11 7/8      10 1/8
Rate Preferred
(Per Depositary
Share)

9 1/2% Preferred,     5,500,000     5,500,000      939       889      11 5/8      10 1/2          11 1/8       9 7/8
Series 1991-A
(Per Depositary
Share)

8 1/4% Preferred,     2,000,000     2,000,000      512       409          28      23 7/8          24 3/4      23 1/8
Series 1992-A
(Per Depositary
Share)

7.35% Preferred,      4,000,000           N/A      305       N/A      25 3/4      24 5/8             N/A         N/A
Series 1993-A
(Per Depositary
Share)

Flexible Rate               N/A       350,000      N/A         1         N/A         N/A             N/A         N/A
Auction Preferred,
Series A

Flexible Rate           400,000       400,000        4         4         N/A         N/A             N/A         N/A
Auction Preferred,
Series B


FINANCIAL SECTION CONTENTS

SELECTED FINANCIAL DATA & STATISTICS                      34
ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--
 OWNED RECEIVABLES                                        35
ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--
 MANAGED RECEIVABLES                                      36
OTHER CREDIT QUALITY STATISTICS                           37
MANAGEMENT'S DISCUSSION & ANALYSIS                        38
STATEMENTS OF INCOME                                      52
BALANCE SHEETS                                            53
STATEMENTS OF CASH FLOWS                                  54
STATEMENTS OF CHANGES IN PREFERRED STOCK &
 COMMON SHAREHOLDERS' EQUITY                              55
BUSINESS SEGMENT DATA                                     56
NOTES TO FINANCIAL STATEMENTS                             57
MANAGEMENT'S REPORT                                       77
INDEPENDENT AUDITORS' REPORT                              77
NET INTEREST MARGIN--1993 COMPARED TO 1992                78
NET INTEREST MARGIN--1992 COMPARED TO 1991                79
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)             80

SELECTED FINANCIAL DATA AND STATISTICS

Household International, Inc. and Subsidiaries
All dollar amounts except per share data are stated in millions.           1993         1992         1991         1990         1989
- ----------------------------------------------------------------      ---------    ---------    ---------    ---------    ---------
STATEMENT OF INCOME DATA--YEAR ENDED DECEMBER 31
Net interest margin and other revenues                                $ 3,305.0    $ 2,760.4    $ 2,707.0    $ 2,293.8    $ 1,781.7
Provision for credit losses on owned receivables                          735.8        671.5        843.2        463.7        235.0
Total costs and expenses                                                2,118.5      1,810.9      1,664.0      1,481.4      1,213.7
Income taxes                                                              152.0         87.1         50.0        113.4        114.6
                                                                      ---------    ---------    ---------    ---------    ---------
Income from continuing operations                                         298.7        190.9        149.8        235.3        218.4
Income from discontinued operations, net of income taxes                     --           --           --           --         21.1
                                                                      ---------    ---------    ---------    ---------    ---------
Net income                                                            $   298.7    $   190.9    $   149.8    $   235.3    $   239.5
                                                                      =========    =========    =========    =========    =========
PER SHARE DATA(1)
Earnings from continuing operations per common share:
 Primary                                                              $    2.91    $    1.97    $    1.57    $    3.03    $    2.94
 Fully diluted                                                             2.85         1.93         1.55         2.88         2.80
Earnings per common share:
 Primary                                                                   2.91         1.97         1.57         3.03         3.24
 Fully diluted                                                             2.85         1.93         1.55         2.88         3.07
Dividends declared per common share                                        1.18         1.15         1.12         1.09         1.07
Book value per common share (2),(3)                                       22.01        18.65        18.38        17.89        16.02
                                                                      ---------    ---------    ---------    ---------    ---------
BALANCE SHEET DATA AT DECEMBER 31
Total assets                                                          $32,961.5    $31,128.4    $29,982.3    $29,454.7    $26,178.7
                                                                      ---------    ---------    ---------    ---------    ---------
Finance and Banking receivables:
 Owned                                                                $19,340.5    $18,449.3    $17,557.9    $18,512.4    $16,771.8
 Serviced with limited recourse                                         9,827.8      7,946.3      7,068.8      4,635.0      2,550.4
                                                                      ---------    ---------    ---------    ---------    ---------
Managed                                                                29,168.3     26,395.6     24,626.7     23,147.4     19,322.2
Receivables serviced with no recourse                                  15,229.4     11,406.7      7,820.2      4,201.1      3,517.3
                                                                      ---------    ---------    ---------    ---------    ---------
Receivables owned or serviced                                         $44,397.7    $37,802.3    $32,446.9    $27,348.5    $22,839.5
                                                                      =========    =========    =========    =========    =========
Liquidating commercial assets                                         $ 1,555.7    $ 1,851.2    $ 2,051.9    $ 2,485.1    $ 2,367.2
Deposits                                                                7,516.1      8,030.3      7,969.6      6,938.0      5,062.0
Total other debt                                                       14,755.9     14,267.7     13,936.9     15,442.1     14,980.5
Convertible preferred stock                                                19.3         36.0         54.4         74.0         74.7
Preferred stock                                                           320.0        300.0        250.0        195.0         75.0
Common shareholders' equity (2),(3)                                     2,078.3      1,545.6      1,462.1      1,281.1      1,131.2
                                                                      ---------    ---------    ---------    ---------    ---------
SELECTED FINANCIAL RATIOS (5)
Common shareholders' equity as a percent of owned assets (2),(3)           6.31%        4.97%        4.88%        4.35%        4.32%
Total shareholders' equity as a percent of owned assets (2),(3),(6)        7.28         5.93         5.71         5.01         4.61
Total dividends to net income                                              47.3         65.3         76.8         41.3         35.9
Return on average common shareholders' equity:
 Core Business (2),(3)                                                     20.8         13.2         20.9         21.5         22.2
 Total (2),(3)                                                             14.2         10.7          8.5         18.0         21.3
 Total, as originally reported (4)                                         14.2         10.2          8.1         17.1         20.0
Return on average owned assets:
 Core Business                                                             1.03          .71         1.05          .97         1.10
 Total                                                                      .91          .62          .49          .82          .93
Operating expenses as a percent of average Finance and Banking
 receivables owned or serviced (7)                                         3.49         3.41         3.51         3.83         4.03
                                                                      ---------    ---------    ---------    ---------    ---------

(1) Amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend, effective October 15, 1993.

(2) Effective December 31, 1993 the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS No. 115") and has included unrealized holding gains and losses on available-for-sale investments as a net amount in a separate component of common shareholders' equity, net of income taxes and, for certain investments of the life insurance operation, related unrealized deferred insurance policy acquisition cost adjustments. Before the impact of the market value adjustment at December 31, 1993, book value per common share was $21.58, common shareholders' equity was $2,037.8 million, common shareholders' equity as a percent of owned assets was 6.18 percent and total shareholders' equity as a percent of owned assets was 7.21 percent. The 1993 return on average common shareholders' equity was not materially impacted by the adoption of FAS No. 115.

(3) The company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS No. 109") effective January 1, 1993. As a result of implementing FAS No. 109, retained earnings for all periods prior to December 31, 1993 have been reduced by approximately $63 million from the amounts previously reported.

(4) Excludes the effect of adoption of FAS No. 109 for the periods 1989 through 1992.

(5) See pages 35 through 37 for selected credit quality tables and statistics.

(6) Total shareholders' equity as a percent of owned assets excludes convertible term preferred stock. Based on conversion ratios the company believes substantially all of this stock will be converted to common stock. Including this preferred stock (as well as the impact of the adoption of FAS No. 109 and FAS No. 115), total shareholders' equity as a percent of owned assets would be 7.33, 6.04, 5.89, 5.26 and 4.89 percent at December 31, 1993, 1992, 1991, 1990 and 1989, respectively.

(7) Operating expenses include salaries and fringe benefits and other operating expenses of the Finance and Banking segment.

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--OWNED RECEIVABLES

Household International, Inc. and Subsidiaries
All dollar amounts are stated in millions.                         1993      1992      1991      1990      1989
- ------------------------------------------                       ------    ------    ------    ------    ------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT JANUARY 1    $564.1    $611.4    $364.7    $299.0    $276.4
                                                                 ------    ------    ------    ------    ------
PROVISION FOR CREDIT LOSSES--OWNED RECEIVABLES
Finance and Banking                                               635.7     621.2     583.2     373.0     221.6
Liquidating Commercial Lines                                       90.1      35.3     260.0      90.7      13.4
Corporate                                                          10.0      15.0        --        --        --
                                                                 ------    ------    ------    ------    ------
Total provision for credit losses--owned receivables              735.8     671.5     843.2     463.7     235.0
                                                                 ------    ------    ------    ------    ------
OWNED RECEIVABLES CHARGED OFF
Finance and Banking--
   Domestic:
     First mortgage                                               (13.5)     (7.2)     (7.5)     (1.6)       --
     Home equity                                                  (36.2)    (37.2)    (30.1)    (12.7)     (8.8)
     Other secured                                                (10.8)     (6.0)     (1.8)     (2.8)       --
     Bankcard                                                    (172.4)   (129.5)   (103.4)    (82.5)    (56.0)
     Merchant participation                                       (88.5)    (95.5)   (100.5)    (77.8)    (32.8)
     Other unsecured                                             (205.7)   (202.5)   (176.1)   (131.4)   (117.5)
     Equipment financing and other                                 (1.1)        --      (.1)        --       --
   Foreign                                                       (162.9)   (234.6)   (219.5)    (99.4)    (45.6)
                                                                 ------    ------    ------    ------    ------
Finance and Banking owned receivables charged off                (691.1)   (712.5)   (639.0)   (408.2)   (260.7)
Liquidating Commercial Lines owned receivables charged off       (121.7)    (60.8)    (71.3)    (42.1)    (10.4)
                                                                 ------    ------    ------    ------    ------
Total owned receivables charged off                              (812.8)   (773.3)   (710.3)   (450.3)   (271.1)
                                                                 ------    ------    ------    ------    ------
RECOVERIES ON OWNED RECEIVABLES
Finance and Banking--
   Domestic:
     First mortgage                                                 2.6       2.2       1.7        .1        --
     Home equity                                                    1.2        .6        .4        .4        .2
     Other secured                                                   .4        .2        --        .9        .1
     Bankcard                                                      12.5      10.5      10.2       7.4       5.3
     Merchant participation                                        19.4      15.3      15.1      14.1       1.9
     Other unsecured                                               38.8      35.8      30.1      24.1      17.8
     Foreign                                                       26.5      22.0      15.7      10.3       7.7
                                                                 ------    ------    ------    ------    ------
Finance and Banking recoveries                                    101.4      86.6      73.2      57.3      33.0
Liquidating Commercial Lines recoveries                             1.2        .2        --        .1        --
                                                                 ------    ------    ------    ------    ------
Total recoveries on owned receivables                             102.6      86.8      73.2      57.4      33.0
Credit loss reserves on receivables purchased, net (1)              1.6     (19.1)     42.3     (16.4)     22.0
Other, net (1)                                                     30.6     (13.2)     (1.7)     11.3       3.7
                                                                 ------    ------    ------    ------    ------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES
Finance and Banking--
   Domestic:
     First mortgage                                                 4.1       6.0       7.3       7.2       8.1
     Home equity                                                   16.9      12.4      14.2       6.0       6.5
     Other secured                                                  8.0       6.5       3.3        --        --
     Bankcard                                                     122.7      60.7      67.4      21.6      32.1
     Merchant participation                                        70.2      65.4      54.0      58.1      48.6
     Other unsecured                                              129.3     111.6     129.1      86.6      92.4
     Equipment financing and other                                 16.1      12.7      15.0      20.2      15.6
   Foreign                                                         56.7      70.5      92.4      92.0      62.2
                                                                 ------    ------    ------    ------    ------
Finance and Banking                                               424.0     345.8     382.7     291.7     265.5
Liquidating Commercial Lines                                      172.9     203.3     228.7      73.0      33.5
Corporate                                                          25.0      15.0        --        --        --
                                                                 ------    ------    ------    ------    ------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT DECEMBER 31  $621.9    $564.1    $611.4    $364.7    $299.0
                                                                 ======    ======    ======    ======    ======
RATIO OF TOTAL CREDIT LOSS RESERVES TO OWNED RECEIVABLES
Finance and Banking                                                2.19%     1.87%     2.18%     1.58%     1.58%
Liquidating Commercial Lines                                      14.53     12.56     12.38      3.22      1.53
                                                                 ------    ------    ------    ------    ------
Total owned (2)                                                    3.03%     2.81%     3.15%     1.76%     1.58%
                                                                 ======    ======    ======    ======    ======

(1) Relates to the Finance and Banking segment.
(2) Includes credit loss reserve of the Corporate segment.

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--MANAGED RECEIVABLES

Household International, Inc. and Subsidiaries
All dollar amounts are stated in millions.                             1993        1992        1991        1990        1989
- ------------------------------------------                         --------      ------      ------      ------      ------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT JANUARY 1    $  724.8      $702.3      $389.3      $305.1      $277.9
                                                                   --------      ------      ------      ------      ------
PROVISION FOR CREDIT LOSSES--MANAGED RECEIVABLES
Finance and Banking                                                   916.7       872.3       724.9       398.6       221.6
Liquidating Commercial Lines                                           90.1        35.3       260.0        90.7        13.4
Corporate                                                              10.0        15.0          --          --          --
                                                                   --------      ------      ------      ------      ------
Total provision for credit losses--managed receivables              1,016.8       922.6       984.9       489.3       235.0
                                                                   --------      ------      ------      ------      ------
MANAGED RECEIVABLES CHARGED OFF
Finance and Banking--
  Domestic:
  First mortgage                                                      (13.5)       (7.2)       (7.5)       (1.6)         --
   Home equity                                                        (75.3)      (59.2)      (42.0)      (14.9)       (8.9)
   Other secured                                                      (10.8)       (6.0)       (1.8)       (2.8)         --
   Bankcard                                                          (284.6)     (237.6)     (147.7)      (82.5)      (56.0)
   Merchant participation                                            (113.5)     (109.5)     (102.0)      (77.8)      (32.8)
   Other unsecured                                                   (222.3)     (248.9)     (197.7)     (131.4)     (117.5)
   Equipment financing and other                                       (1.1)         --         (.1)         --          --
  Foreign                                                            (162.9)     (234.6)     (219.5)      (99.4)      (45.6)
                                                                   --------      ------      ------      ------      ------
Finance and Banking managed receivables charged off                  (884.0)     (903.0)     (718.3)     (410.4)     (260.8)
Liquidating Commercial Lines managed receivables charged off         (121.7)      (60.8)      (71.3)      (42.1)      (10.4)
                                                                   --------      ------      ------      ------      ------
Total managed receivables charged off                              (1,005.7)     (963.8)     (789.6)     (452.5)     (271.2)
                                                                   --------      ------      ------      ------      ------
RECOVERIES ON MANAGED RECEIVABLES
Finance and Banking--
  Domestic:
   First mortgage                                                       2.6         2.2         1.7          .1          --
   Home equity                                                          1.2          .6          .4          .4          .2
   Other secured                                                         .4          .2          --          .9          .1
   Bankcard                                                            15.8        13.3        11.0         7.4         5.3
   Merchant participation                                              20.9        15.8        15.1        14.1         1.9
   Other unsecured                                                     38.8        35.8        30.1        24.1        17.8
  Foreign                                                              26.5        22.0        15.7        10.3         7.7
                                                                   --------      ------      ------      ------      ------
Finance and Banking recoveries                                        106.2        89.9        74.0        57.3        33.0
Liquidating Commercial Lines recoveries                                 1.2          .2          --          .1          --
                                                                   --------      ------      ------      ------      ------
Total recoveries on managed receivables                               107.4        90.1        74.0        57.4        33.0
Credit loss reserves on receivables purchased, net (1)                  (.5)      (19.1)       42.3       (16.4)       22.0
Other, net (1)                                                          1.9        (7.3)        1.4         6.4         8.4
                                                                   --------      ------      ------      ------      ------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES
Finance and Banking--
  Domestic:
   First mortgage                                                       4.1         6.0         7.3         7.2         8.1
   Home equity                                                         75.5        54.4        33.9        13.2        12.6
   Other secured                                                        8.0         6.5         3.3          --          --
   Bankcard                                                           274.6       126.5        93.6        32.8        32.1
   Merchant participation                                              82.5        87.0        68.1        58.1        48.6
   Other unsecured                                                    129.3       142.9       160.0        92.8        92.4
   Equipment financing and other                                       16.1        12.7        15.0        20.2        15.6
  Foreign                                                              56.7        70.5        92.4        92.0        62.2
                                                                   --------      ------      ------      ------      ------
Finance and Banking                                                   646.8       506.5       473.6       316.3       271.6
Liquidating Commercial Lines                                          172.9       203.3       228.7        73.0        33.5
Corporate                                                              25.0        15.0          --          --          --
                                                                   --------      ------      ------      ------      ------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT DECEMBER 31  $  844.7      $724.8      $702.3      $389.3      $305.1
                                                                   ========      ======      ======      ======      ======
RATIO OF TOTAL CREDIT LOSS RESERVES TO MANAGED RECEIVABLES
Finance and Banking                                                    2.22%       1.92%       1.92%       1.37%       1.41%
Liquidating Commercial Lines                                          14.53       12.56       12.38        3.22        1.53
                                                                   --------      ------      ------      ------      ------
Total managed (2)                                                      2.78%       2.59%       2.65%       1.53%       1.42%
                                                                   ========      ======      ======      ======      ======

(1) Relates to the Finance and Banking segment.
(2) Includes credit loss reserve of the Corporate segment.

OTHER CREDIT QUALITY STATISTICS

Household International, Inc. and Subsidiaries
All dollar amounts are stated in millions.                        1993      1992        1991         1990         1989
- ------------------------------------------                      ------    ------    --------       ------       ------
NONACCRUAL MANAGED RECEIVABLES AT DECEMBER 31 (1)
First mortgage                                                  $ 25.6    $ 26.4    $   25.1       $ 40.4       $ 31.2
Home equity                                                      155.5     230.2       234.7        159.5         60.6
Other secured                                                     20.5      12.9        23.2         13.1           --
Merchant participation                                            21.7      20.8        12.4         17.0         19.5
Other unsecured                                                  153.5     173.7       194.8        156.8        121.2
Equipment financing and other                                      6.5        --          --           --           --
                                                                ------     -----    --------       ------       ------
Domestic                                                         383.3     464.0       490.2        386.8        232.5
Foreign                                                          145.4     219.9       306.9        291.3        136.6
                                                                ------     -----    --------       ------       ------
Finance and Banking nonaccrual managed receivables               528.7     683.9       797.1        678.1        369.1
Liquidating Commercial Lines nonaccrual managed receivables      228.7     259.2       257.6        157.6        145.2
                                                                ------     -----    --------       ------       ------
Total nonaccrual managed receivables                            $757.4    $943.1    $1,054.7       $835.7       $514.3
                                                                ======    ======    ========       ======       ======
RENEGOTIATED COMMERCIAL LOANS AT DECEMBER 31
Finance and Banking--domestic                                       --    $  1.6    $    3.8           --           --
Liquidating Commercial Lines                                    $ 28.7     196.8       202.6       $ 27.9       $ 10.2
                                                                ------    ------    --------       ------       ------
Total renegotiated commercial loans                             $ 28.7    $198.4    $  206.4       $ 27.9       $ 10.2
                                                                ======    ======    ========       ======       ======
REAL ESTATE OWNED AT DECEMBER 31
Domestic                                                        $110.6    $124.5    $  103.8       $ 29.7       $ 21.2
Foreign                                                           58.3      73.0        83.6         28.6          3.7
                                                                ------    ------    --------       ------       ------
Total Finance and Banking                                        168.9     197.5       187.4         58.3         24.9
Liquidating Commercial Lines                                     256.6     249.6       237.5        116.2         77.2
                                                                ------    ------    --------       ------       ------
Total real estate owned                                         $425.5    $447.1    $  424.9       $174.5       $102.1
                                                                ======    ======    ========       ======       ======
OTHER ASSETS ACQUIRED THROUGH FORECLOSURE AT DECEMBER 31
Finance and Banking--domestic                                   $ 82.9    $102.6    $   21.5           --           --
                                                                ------    ------    --------       ------       ------
ACCRUING MANAGED RECEIVABLES 90 OR MORE DAYS DELINQUENT
     AT DECEMBER 31 (2)
Domestic                                                        $197.0    $196.3    $  180.0       $165.4       $110.4
Foreign                                                           10.3      14.1        27.9         30.1         10.8
                                                                ------    ------    --------       ------       ------
Total Finance and Banking                                       $207.3    $210.4    $  207.9       $195.5       $121.2
                                                                ======    ======    ========       ======       ======
CONSUMER DELINQUENCY ON MANAGED RECEIVABLES AT DECEMBER 31 (3)
First mortgage                                                    1.42%     1.08%       1.16%        1.19%        1.03%
Home equity                                                       3.16      4.05        4.83         3.94         2.41
Other secured                                                     1.38      2.71        5.35         4.77         1.65
Bankcard                                                          2.41      2.70        4.39         3.20         2.27
Merchant participation                                            5.01      6.34        6.40         6.78         6.23
Other unsecured                                                   6.63      7.77        8.62         8.69         7.71
                                                                ------    ------     -------       ------       ------
Domestic                                                          3.28      3.89        4.79         4.14         3.39
Foreign                                                           5.82      8.08       10.22         9.09         5.66
                                                                ------    ------     -------       ------       ------
Total consumer delinquency on managed receivables                 3.58%     4.48%       5.72%        5.08%        3.86%
                                                                ======    ======    ========       ======       ======
RATIO OF NET CHARGEOFFS TO AVERAGE MANAGED RECEIVABLES
First mortgage                                                     .35%      .12%        .15%         .08%          --
Home equity                                                       1.00       .87         .67          .26          .11%
Other secured                                                     1.79      1.04         .29          .19           --
Bankcard                                                          3.84      5.69        4.87         4.00         3.66
Merchant participation                                            4.32      4.49        4.11         3.15         1.82
Other unsecured                                                   6.10      7.21        5.78         4.37         5.35
                                                                ------    ------     -------       ------       ------
Domestic                                                          2.75      2.98        2.35         1.64         1.60
Foreign                                                           3.88      5.51        4.99         2.13         1.14
                                                                ------    ------     -------       ------       ------
Total consumer                                                    2.90%     3.38%       2.83%        1.77%        1.50%
                                                                ======    ======     =======       ======       ======
Finance and Banking                                               2.82%     3.27%       2.69%        1.65%        1.38%
Liquidating Commercial Lines                                      8.50      3.41        3.51         1.80          .56
                                                                ------    ------     -------       ------       ------
Total ratio of net chargeoffs to average managed receivables      3.10%     3.28%       2.75%        1.66%        1.30%
                                                                ======    ======     =======       ======       ======

(1) Excludes bankcard and private-label credit card receivables, consistent with industry practice.
(2) Primarily includes bankcard and private-label credit card receivables.
(3) Consumer delinquency is defined as consumer receivables which are two months or more contractually past due.

        MANAGEMENT'S DISCUSSION AND ANALYSIS

Household International, Inc. and Subsidiaries

BUSINESS SEGMENT DATA

The combination of the company's consumer and continuing commercial product lines are referred to as Finance and Banking. Assets of liquidating commercial product lines, which are separately managed as receivables are collected or otherwise disposed of, have been disclosed separately in the consolidated balance sheets and as a separate business segment, referred to as Liquidating Commercial Lines. To better define and report the results of operations, the company refers to its Finance and Banking and Individual Life Insurance segments, net of corporate expenses, as its Core Business.

In millions.
Year ended December 31                               1993           1992          1991
- ----------------------                          ---------      ---------     ---------
NET INCOME
Finance and Banking                             $   303.2      $   200.6     $   289.4
Individual Life Insurance                            45.2           41.7          35.0
Corporate                                           (28.5)         (37.4)        (25.9)
                                                ---------      ---------     ---------
Core Business                                       319.9          204.9         298.5
Liquidating Commercial Lines                        (21.2)        (14.0)        (148.7)
                                                ---------      ---------     ---------
Total                                           $   298.7      $   190.9     $   149.8
                                                =========      =========     =========
ASSETS
Finance and Banking                             $24,362.5      $23,315.3     $22,631.9
Individual Life Insurance                         6,959.0        5,926.2       5,273.8
Corporate                                            84.3           35.7          24.7
                                                ---------      ---------     ---------
Core Business                                    31,405.8       29,277.2      27,930.4
Liquidating Commercial Lines                      1,555.7        1,851.2       2,051.9
                                                ---------      ---------     ---------
Total                                           $32,961.5      $31,128.4     $29,982.3
                                                =========      =========     =========
RECEIVABLES OWNED
Finance and Banking                             $19,340.5      $18,449.3     $17,557.9
Liquidating Commercial Lines                      1,189.9        1,619.0       1,846.6
                                                ---------      ---------     ---------
Total                                           $20,530.4      $20,068.3     $19,404.5
                                                =========      =========     =========
RECEIVABLES MANAGED
Finance and Banking                             $29,168.3      $26,395.6     $24,626.7
Liquidating Commercial Lines                      1,189.9        1,619.0       1,846.6
                                                ---------      ---------     ---------
Total                                           $30,358.2      $28,014.6     $26,473.3
                                                =========      =========     =========

Receivables serviced with no recourse           $15,229.4      $11,406.7      $7,820.2
                                                =========      =========      ========

CONSOLIDATED RESULTS OF OPERATIONS

Net income in 1993 was a record $298.7 million, an increase of 56 percent over 1992 net income of $190.9 million due to substantially improved earnings in the Finance and Banking segment. Net income in 1992 was 27 percent higher than 1991 earnings of $149.8 million when the company reported a large loss in the Liquidating Commercial Lines segment associated with its decision to withdraw from the higher-risk portion of its commercial business.
          On September 14, 1993 the board of directors of the company declared a two-for-one stock split in the form of a 100 percent stock dividend effective October 15, 1993. All share and per share data have been restated to give retroactive effect to the stock split, except where otherwise indicated. Fully diluted earnings per share were $2.85 in 1993, up 48 percent from $1.93 in 1992, which were up 25 percent from $1.55 in 1991. During 1993 fully diluted earnings per share were negatively impacted by the following: The enactment of new Federal tax legislation which increased the statutory corporate income tax rate from 34 percent to 35 percent retroactive to January 1, 1993, which decreased earnings per share by $.09. Implementation of Statement of Financial Accounting Standards No. 106 on postretirement benefits, which the company adopted effective January 1, 1993, which reduced earnings per share by $.11. Dilution created by the issuance of 4,025,000 shares (on a pre-split basis) of common stock in March 1993, which reduced earnings per share by $.16.
        The following summarizes key highlights of the company's operations during 1993: The domestic Finance and Banking businesses increased earnings over 1992 with the bankcard and consumer finance businesses showing the greatest improvement. The bankcard business has grown substantially as a result of an alliance with General Motors Corporation ("GM") in September 1992 to issue a co-branded credit card, the GM Card. GM Card managed receivables totaled approximately $4.9 billion, and the number of accounts totaled 5.9 million at December 31, 1993 in comparison to $1.8 billion in receivables and
2.7 million accounts a year earlier. The GM Card receivable growth generated higher interest margins, securitization income and fee income, offset somewhat by higher operating expenses related to servicing the GM Card and an increased provision for credit losses. Domestic consumer finance earnings increased primarily due to wider interest spreads on variable rate products and growth in the managed portfolio. The low interest rate environment in the U.S. in 1993 resulted in lower earnings in the mortgage banking business due to mortgage loan prepayments in excess of new originations, which negatively impacted spreads in the owned portfolio. Additionally, prepayments in the serviced mortgage portfolio resulted in write-downs of capitalized servicing rights. Operating results of the foreign businesses improved despite weak economic growth in the countries where the company operates. Collectively, foreign operations lost $3.0 million compared to losses of $60.1 and $40.4 million in 1992 and 1991, respectively. The United Kingdom operation earned $10.3 million, compared to losses of $45.9 and $16.9 million in 1992 and 1991, respectively. This was the United Kingdom's first profitable year since 1988. The improvement primarily was due to lower credit losses and improved operations related to actions taken in prior years, including new management, tighter underwriting standards, improved collections and reduced expenses. Canadian operations reported a loss in 1993 comparable to those reported in 1992 and 1991.
Operating results continue to be negatively impacted by the sluggish Canadian economic environment resulting in lower receivable volume. Additionally, in the fourth quarter the company concluded the first phase of a strategic assessment of its Canadian operations, including a review of market and economic conditions, cost structure, products, policies and legal entity structure. As a result of this assessment, the company recorded higher loss provision and other expenses in the fourth quarter, which resulted in a higher loss than originally anticipated. While the company has not completed its assessment, it currently believes that 1994 may be impacted as operations are realigned and products repositioned. The company believes, however, that the loss in the fourth quarter is not indicative of future Canadian profitability and expects improved performance in 1994. Australia was profitable in 1993, comparable with its 1992 operating results and currently is expected to remain profitable. Consumer two-months-and-over contractual delinquency ("delinquency") continued to decline throughout the year due to tighter credit standards implemented in prior years and an improving economic environment. Total consumer delinquency as a percent of managed consumer receivables was 3.58 percent at December 31, 1993, down significantly from 4.48 percent at December 31, 1992 and was at the lowest level since 1989. The full year chargeoff ratio for the managed consumer portfolio declined to 2.90 percent from 3.38 percent in 1992. Consumer managed chargeoff ratios in the fourth quarter were slightly higher, as anticipated, than the prior quarter level due to the maturing of the GM Card portfolio and to the previously mentioned actions taken in Canada. Excluding the effect of these items, the consumer managed chargeoff ratio in the fourth quarter would have declined. Although 1993 delinquency and chargeoff levels were impacted by the GM Card portfolio, the credit quality of the GM Card portfolio continued to exhibit strong performance.
        The company increased credit loss reserves for Finance and Banking managed receivables by $140.3 million, or 28 percent, over 1992, despite a $128.2 million decrease in delinquency. The increase was due to continued caution regarding the uncertainty of the economic outlook, the shift in product mix towards unsecured receivables from secured receivables due to the rapid growth of the GM Card portfolio, continued relatively high chargeoff levels and more conservative recognition of recourse obligations for receivables serviced with limited recourse. Reserves, as a percent of the managed Finance and Banking receivable portfolio, were at their highest level since the company adopted the contractual basis of delinquency in 1990. Owned assets totaled
$33.0 billion at December 31, 1993, up 6 percent from year-end 1992. The increase primarily was due to a 19 percent increase in the investment securities portfolio, principally in the Individual Life Insurance segment, and a 5 percent increase in owned Finance and Banking receivables.
        Managed Finance and Banking receivables (owned receivables plus those serviced with limited recourse) of the company's domestic consumer businesses grew 14 percent in 1993. Excluding the first mortgage portfolio, which contracted due to customer refinancings, managed receivables grew 21 percent. The increase related primarily to growth of GM Card receivables, although the other portfolios grew 6 percent during the year. Domestic growth was limited by lower market demand than seen in previous years and by additional run-off of second mortgages from customer loan refinancings. The first mortgage portfolio declined 20 percent since year-end 1992. First mortgage loan originations, although slow early in the year, increased sharply in the last three quarters. However, prepayment activity remained high as mortgage rates reached their lowest level in over two decades during 1993. The foreign consumer portfolio declined 6 percent during the year due to weak economic conditions. Despite the improvement in the domestic economy, all businesses have continued to apply the stringent underwriting standards adopted in 1990 in anticipation of the economic downturn. The Liquidating Commercial Lines ("LCL") segment experienced an increased loss due to the resolution of the company's largest problem loan in the third quarter. The company reached a cash settlement on a nonaccrual equipment finance loan which resulted in a higher chargeoff than expected and a complete disposition of the loan, with no continuing involvement on the part of the company. The company anticipates that future LCL results will improve. LCL assets totaled $1.6 billion, down $295.5 and $496.2 million from year-end 1992 and 1991, respectively. This trend is consistent with management's strategy to dispose of these assets over several years. Nonperforming LCL assets declined $191.6 million during the year and reached their lowest level since June 1991. Credit loss reserves at December 31, 1993 as a percent of both LCL receivables and nonperforming loans increased over the year-ago period. In March 1993 the company strengthened its capital position through the sale of 4,025,000 shares of common stock at $67 per share, net of issuance costs (on a pre-split basis). The ratio of common and preferred shareholders' equity (including convertible preferred stock) to total assets was 7.33 percent at December 31, 1993, up from
6.04 percent at year-end 1992 and 5.89 percent at December 31, 1991. These ratios reflect the adoption of Statement of Financial Accounting Standards
No. 109, "Accounting for Income Taxes," which reduced total shareholders' equity at December 31, 1992 and all prior periods by approximately $63 million from the amounts previously reported. The ratio at December 31, 1993 also includes the impact of the adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which increased total shareholders' equity on that date by $40.5 million. In July 1993 Standard & Poor's Corporation upgraded its credit rating outlook for the company and two wholly-owned subsidiaries, Household Finance Corporation and Household Bank, f.s.b. In November 1993 Moody's Investors Service, Inc. upgraded its credit ratings for the company and all principally rated subsidiaries. These upgrades were a result of improving trends in capital levels, asset quality and profitability.

CONSOLIDATED CREDIT LOSS RESERVES

In millions.
At December 31                                           1993       1992
- --------------                                         ------     ------
Finance and Banking:
 Owned                                                 $424.0     $345.8
 Serviced with limited recourse                         222.8      160.7
                                                       ------     ------
Managed                                                 646.8      506.5
Liquidating Commercial Lines                            172.9      203.3
Corporate                                                25.0       15.0
                                                       ------     ------
Total managed credit loss reserves                     $844.7     $724.8
                                                       ======     ======

The level of reserves for credit losses is based on delinquency and chargeoff experience by product and management's evaluation of economic conditions, including regional considerations. See Note 1, "Summary of Significant Accounting Policies" on pages 57 and 58 in the accompanying financial statements for further description of the basis for establishing such reserves. The company serves commercial and several different consumer markets through its consumer finance, credit card and consumer and mortgage banking operations. At December 31, 1993 the company had 12 percent of its managed receivables portfolio in first mortgages, which tend to have lower credit losses than other types of receivables. Because of these factors, industry reserve comparisons are less meaningful on an overall basis and reserves should be evaluated by product. An analysis of credit loss reserves by product and other credit quality statistics are shown on pages 35 through 37. While management allocates reserves among the company's various products and segments, all reserves are considered to be available to cover total loan losses.
   During 1993 the company strengthened its managed credit loss reserves for Finance and Banking receivables as described on page 39. Reserves for Liquidating Commercial Lines decreased from year-end 1992 levels primarily due to the continued disposition of LCL receivables, including the resolution of a large nonaccrual equipment finance loan as described earlier. Despite the dollar decrease in LCL reserve levels, credit loss reserves at December 31, 1993 as a percent of both LCL receivables and nonperforming loans increased over December 31, 1992 and 1991.
   In the first half of 1993, due to concern about the economic recovery and its impact on both the consumer and commercial portfolios, the company further strengthened total credit loss reserves by increasing the corporate credit loss reserve by $10 million to $25 million.

CONSOLIDATED CREDIT LOSS RESERVES (as a percent of receivables)

At December 31                                    1993      1992
- --------------                                   -----     -----
OWNED
Finance and Banking                               2.19%     1.87%
Liquidating Commercial Lines                     14.53     12.56
                                                 -----     -----
Total owned*                                      3.03%     2.81%
                                                 =====     =====
MANAGED
Finance and Banking                               2.22%     1.92%
Liquidating Commercial Lines                     14.53     12.56
                                                 -----     -----
Total managed*                                    2.78%     2.59%
                                                 =====     =====

*Includes credit loss reserve of the Corporate segment.


CREDIT MANAGEMENT POLICIES

The company's credit portfolios and credit management policies historically have been divided into two distinct components--consumer and commercial.
For consumer products, credit policies focus on product type and specific portfolio risk factors. The consumer credit portfolio is diversified by product and geographic location. The commercial credit portfolio is monitored by individual transaction as well as being evaluated by overall risk factors. See Note 3, "Finance and Banking Receivables" and Note 4, "Liquidating Commercial Assets" in the accompanying financial statements for receivables by product type.

CONSUMER   The consumer credit risk management process has four key elements:
Computerized scoring systems to assess the risk characteristics of new applicants and monitor the payment behavior of existing customers for early warning signs of troubled accounts. A centralized credit system for past due accounts to make the collection process more productive and provide the analytical capability to measure the effectiveness of collection strategies.
A chargeoff policy intended to eliminate problem loans early and improve the quality of the remaining portfolio. A senior executive position of credit risk manager in each consumer lending operation which places credit management at a high level of priority and provides the means for the credit function to interact more productively with other business functions.
        Based on this credit risk management process, expected credit losses for each consumer product are estimated on a statistical basis.
        The company suspends accrual of interest on all consumer receivables when payments are three months contractually past due, except for bankcards and private-label credit cards. On these credit card receivables, consistent with industry practice, interest continues to accrue until the receivable is charged off. Consumer loans are charged off when an account is contractually delinquent for a pre-established period of time. The period of time is dependent on the terms, collateral and credit loss experience of each consumer product category. This period ranges from 4 to 9 months.
     The company's domestic consumer businesses lend funds nationwide, with California accounting for 22 percent of total managed domestic consumer receivables. It is the only state with receivables in excess of 10 percent of domestic managed receivables. The company's foreign consumer operations, located in Canada, the United Kingdom and Australia, accounted for 7, 4 and 1 percent, respectively, of managed consumer receivables at December 31, 1993. Due to its centralized underwriting, collection and processing functions, the company can quickly revise underwriting standards and intensify collection efforts for specific geographic locations.

COMMERCIAL   Commercial loans, in continued or discontinued product lines, are underwritten based upon specific criteria by product, which include the following items: borrower's financial strength, underlying value of collateral, ability of the property/business to generate cash flow and pricing considerations. For financing commitments in excess of $1 million, the loan request must be approved by an investment committee consisting of senior management. The financial and operating performance of all borrowers is monitored and reported to management on an ongoing basis. Additionally, the conclusions of this monitoring process are reported to senior management on a quarterly basis. Substantially all commercial chargeoffs have related to the product lines which are being liquidated.
        The company administers a classification of assets policy whereby, on a quarterly basis, all commercial credits are reviewed and assigned a rating based on a process similar to that used by bank regulatory authorities. The review process specifically addresses whether any commercial loans need to be charged off and uses the following criteria: (a) ability of the borrower to make loan payments; (b) ability of the property or business to generate cash flow; (c) value of collateral; (d) other debt associated with the property or business; and (e) passage of title or in-substance possession of collateral. The quarterly evaluation of the adequacy of credit loss reserves is based on this review process and management's evaluation of probable future losses in the portfolio as a whole given its geographic and industry diversification and historical loss experience. Management also evaluates the potential impact of existing and anticipated economic conditions on the portfolio in establishing credit loss reserves.
        Commercial loans are placed on nonaccrual when they become 90 days past due, or sooner if the company believes that the loan has experienced significant adverse developments that could result in a loss of interest or principal. There are no commercial loans that are 90 days past due and on full accrual status. Loans are disclosed as renegotiated loans or troubled debt restructurings if the rate of interest has been reduced because of the inability of the borrower to meet the original terms of the loan. Such loans continue to accrue interest at the renegotiated rate, unless they become 90 days past due, because the company believes the borrowers will be able to meet their obligations following the restructuring.
     Commercial loans that are modified in the normal course of business, for which additional consideration is received or significant concessions are not made, are not reported as renegotiated loans or troubled debt restructurings. Real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and reduced, if appropriate.

FINANCE AND BANKING

STATEMENTS OF INCOME

All dollar amounts are stated in millions.
Year ended December 31                                                1993          1992          1991
- ------------------------------------------                       ---------     ---------     ---------
Finance income                                                   $ 2,448.3     $ 2,436.9     $ 2,814.9
Interest income from noninsurance investment securities              129.2         152.6         179.9
Interest expense                                                   1,066.4       1,269.8       1,680.2
                                                                 ---------     ---------     ---------
Net interest margin                                                1,511.1       1,319.7       1,314.6
                                                                 ---------     ---------     ---------
Securitization and servicing fee income                              460.0         376.0         398.3
Insurance premiums and contract revenues                             160.4         169.9         189.7
Investment income                                                     33.6          42.0          49.6
Fee income                                                           290.6         163.5         103.1
Other income                                                         127.3          94.1         110.3
                                                                 ---------     ---------     ---------
Other revenues                                                     1,071.9         845.5         851.0
                                                                 ---------     ---------     ---------
Net interest margin and other revenues                             2,583.0       2,165.2       2,165.6
Provision for credit losses on owned receivables                     635.7         621.2         583.2
Costs and expenses:
  Operating expenses                                               1,415.6       1,163.9       1,055.1
  Policyholders' benefits                                             82.2          86.2          94.4
  Income taxes                                                       146.3          93.3         143.5
                                                                 ---------     ---------     ---------
Net income                                                       $   303.2     $   200.6     $   289.4
                                                                 =========     =========     =========
End-of-period receivables:
  Owned                                                          $19,340.5     $18,449.3     $17,557.9
  Serviced with limited recourse                                   9,827.8       7,946.3       7,068.8
                                                                 ---------     ---------     ---------
Receivables managed                                               29,168.3      26,395.6      24,626.7
Serviced with no recourse                                         15,229.4      11,406.7       7,820.2
                                                                 ---------     ---------     ---------
Receivables owned or serviced                                    $44,397.7     $37,802.3     $32,446.9
                                                                 =========     =========     =========
Average receivables:
  Owned                                                          $19,325.8     $18,119.7     $18,750.3
  Serviced with limited recourse                                   8,258.4       6,826.3       5,218.9
                                                                 ---------     ---------     ---------
Average receivables managed                                       27,584.2      24,946.0      23,969.2
Serviced with no recourse                                         13,021.8       9,208.4       6,097.4
                                                                 ---------     ---------     ---------
Average receivables owned or serviced                            $40,606.0     $34,154.4     $30,066.6
                                                                 =========     =========     =========
End-of-period deposits                                           $ 7,516.1     $ 8,030.3     $ 7,969.6
                                                                 ---------     ---------     ---------
Return on average owned assets                                        1.24%          .87%         1.23%
                                                                 ---------     ---------     ---------

OVERVIEW Domestic Finance and Banking earnings increased to $306.2 million from $260.7 million in 1992 primarily due to improved operating results in the bankcard and consumer finance businesses, partially offset by reduced earnings in the mortgage banking operations as discussed earlier. Earnings from continuing commercial activities declined due to reduced margin, lower levels of earning assets in the company's aircraft portfolio and lower gains on dispositions of assets. The company anticipates increased profitability from its continuing commercial activities in 1994, but below results achieved in previous years. If domestic economic conditions meet the expectations of economists and continue to improve, the company expects higher earnings in 1994 in its bankcard and consumer finance businesses. The expected increases will be partially offset by lower earnings in the consumer banking business due to lower yields on first mortgage receivables.
     Foreign operations in total lost $3.0 million, compared to losses of $60.1 and $40.4 million in 1992 and 1991, respectively. The improvement was attributable to the United Kingdom operation which earned $10.3 million, compared to net losses of $45.9 million in 1992 and $16.9 million in 1991. In October 1993 GM announced the expansion of its GM Card alliance with the company into the United Kingdom. Although the start-up of this venture will reduce 1994 earnings, the company expects continued improvement in the United Kingdom's 1994 operating results due to continued improvement in the strength of its underlying business.

RECEIVABLES Domestic consumer managed receivables, excluding receivables of the mortgage banking operation, increased 21 percent in 1993. Foreign receivables declined 6 percent over the same period, from $3.6 billion at December 31, 1992 to $3.4 billion at December 31, 1993. See Consolidated Results of Operations on page 39 for further discussion.
        Receivables owned were $19.3 billion at December 31, 1993, up 5 percent from $18.4 billion at December 31, 1992. Changes in owned receivables from period to period may vary depending on the timing and significance of securitization transactions in a particular period. The company securitized and sold with limited recourse approximately $4.5 billion of receivables compared to $2.2 billion in 1992.
        Since 1989, securitizations and sales of consumer receivables have been an important source of liquidity for the company. The company continues to service the securitized receivables after such receivables are sold and retains a limited recourse obligation. Securitizations impact the classification of revenues and expenses in the income statement. Amounts related to receivables serviced, including net interest margin, fee income, such as interchange fees, and provision for credit losses on receivables serviced with limited recourse are reported as a net amount in securitization and servicing fee income in the company's statements of income.
        The company monitors its Finance and Banking segment on a managed basis as well as on the historical owned basis reflected in its statements of income. The managed basis assumes that the receivables securitized and sold are instead still held in the portfolio. Pro forma statements of income on a managed basis for the Finance and Banking segment for 1993 and 1992 are presented below. For purposes of this analysis, the results do not reflect the differences between the company's accounting policies for owned receivables and receivables serviced with limited recourse. Accordingly, net income on the pro forma managed basis equals net income on an historical owned basis.

PRO FORMA MANAGED FINANCE AND BANKING STATEMENTS OF INCOME

                                                                           AS A PERCENT                   As a Percent
                                                                             OF AVERAGE                     of Average
All dollar amounts are stated in millions.                            MANAGED INTEREST-              Managed Interest-
Year ended December 31                                          1993     EARNING ASSETS        1992     Earning Assets
- ------------------------------------------                 ---------  -----------------   ---------  -----------------
Finance income                                             $ 3,450.2          11.6%       $ 3,357.5           12.4%
Interest income from noninsurance investment securities        129.2            .4            152.6             .6
Interest expense                                             1,457.5           4.9          1,654.9            6.1
                                                           ---------          ----        ---------           ----
Net interest margin                                          2,121.9           7.1          1,855.2            6.9
                                                           ---------          ----        ---------           ----
Servicing fee income                                            24.0            .1             19.1             .1
Insurance premiums and contract revenues                       160.4            .6            169.9             .6
Investment income                                               33.6            .1             42.0             .1
Fee income                                                     396.8           1.3            236.0             .9
Other income                                                   127.3            .4             94.1             .3
                                                           ---------          ----        ---------           ----
Other revenues                                                 742.1           2.5            561.1            2.0
                                                           ---------          ----        ---------           ----
Net interest margin and other revenues                       2,864.0           9.6          2,416.3            8.9
Provision for credit losses                                    916.7           3.1            872.3            3.2
Costs and expenses:
  Operating expenses                                         1,415.6           4.7          1,163.9            4.3
  Policyholders' benefits                                       82.2            .3             86.2             .3
  Income taxes                                                 146.3            .5             93.3             .4
                                                           ---------          ----        ---------           ----
Net income                                                 $   303.2           1.0%       $   200.6             .7%
                                                           =========          ====        =========           ====
Average receivables managed                                $27,584.2                      $24,946.0
Average noninsurance investments                             2,106.1                        2,089.0
                                                           ---------                      ---------
Average managed interest-earning assets                    $29,690.3                      $27,035.0
                                                           =========                      =========

The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on the company's historical statements of income ("Owned Basis") as well as on the above pro forma statements of income ("Managed Basis").

NET INTEREST MARGIN Net interest margin on an Owned Basis was $1.5 billion, up from $1.3 billion in 1992 due to higher levels of interest-earning assets, wider spreads on variable rate products and a shift in product mix towards higher yielding bankcard receivables and away from lower yielding first mortgages. Spreads on variable rate products in 1993 exceeded those achieved in the prior year periods. The company does not anticipate that spreads in 1994 will remain at the level reached in 1993. Net interest margin on an Owned
Basis as a percent of average owned interest-earning assets was 7.0 percent, compared to 6.5 percent in 1992 and 6.2 percent in 1991. See further analysis in the net interest margin table on pages 78 and 79.
        Net interest margin on a Managed Basis increased to $2.1 billion from $1.9 billion in 1992 and, as a percent of average managed interest-earning assets, increased to 7.1 percent from 6.9 percent in 1992. Net interest margin on a Managed Basis is greater than on an Owned Basis because credit card receivables, which have wider spreads, are a larger portion of the portfolio serviced with limited recourse than of the owned portfolio.

OTHER REVENUES Securitization and servicing fee income on an Owned Basis consists of two components: income associated with the securitization and sale of receivables with limited recourse and servicing fee income related to the servicing of first mortgage loans which have been sold with no recourse, and unsecured receivables. Securitization income on an Owned Basis, which includes net interest income, fee income and provision for credit losses related to receivables serviced with limited recourse, increased in 1993 as the total managed receivables portfolio continued to grow. The components of securitization income are reclassified to the applicable line in the statements of income on a Managed Basis.
        Servicing fee income increased in 1993, consistent with the serviced receivable portfolio growth. Average receivables serviced with no recourse increased to $13.0 billion, up from $9.2 billion in 1992 and $6.1 billion in 1991. The portfolio of loans serviced for others continued to grow due to acquisitions of first mortgage loan servicing rights and sales of originated first mortgages to investors with servicing rights retained. Portfolio growth, however, has been impacted by high levels of prepayments on first mortgage loans associated with the low domestic interest rate environment. In the third quarter of 1993, the company began servicing an unsecured consumer loan portfolio without recourse which totaled $1.3 billion at December 31, 1993. Growth in servicing income in 1993 related to the portfolio growth was substantially offset by write-downs of $29 million in the value of first mortgage capitalized servicing rights. The company continually monitors overall market conditions and their effect on prepayments of first mortgage loans and on the carrying value of capitalized servicing rights. The carrying value is adjusted when appropriate. The company currently anticipates that interest rates and prepayments will stabilize in 1994 and mitigate the exposure for future write-downs of capitalized servicing rights.
        Insurance premiums and contract revenues of $160.4 million were down from $169.9 million in 1992 and $189.7 million in 1991 due to lower sales volumes of specialty and credit insurance in the United Kingdom operation.
        Investment income of $33.6 million in 1993 declined due to lower capital gains and lower yields on the insurance investment portfolio in the United Kingdom.
        Fee income on an Owned Basis includes revenues from fee-based products such as bankcards, consumer banking deposits and private-label credit cards, as well as commission income from the company's brokerage business. Fee income was $290.6 million, up substantially from $163.5 million in 1992 and $103.1 million in 1991 primarily due to interchange and other fees relating to owned GM Card receivables. The GM Card was introduced in September 1992.
        Fee income on a Managed Basis, which in addition to the items discussed above, includes other fees related to receivables serviced with limited recourse. Fee income increased from $236.0 million in 1992 to $396.8 million in 1993. This increase reflects the items discussed above as well as a significant increase in interchange income related to GM Card receivables that have been securitized and sold with limited recourse.
        Other Income is primarily comprised of recurring items in the ordinary course of business. Other income in 1993 was up due to increased gains on the sale of held-for-trade first mortgage receivables, increased gains from the company's proprietary trading activities and higher gains from sales of loan portfolios.

PROVISION FOR CREDIT LOSSES The provision for credit losses for receivables on an Owned Basis totaled $635.7 million, up 2 percent from $621.2 million in 1992 and up 9 percent from 1991's level.
        The provision for credit losses for receivables on a Managed Basis totaled $916.7 million in 1993, an increase of 5 percent from $872.3 million in 1992. As a percent of managed interest-earning assets, the provision decreased slightly to 3.1 percent from 3.2 percent in 1992, reflecting the underlying improvement in the credit quality of the managed portfolio, which experienced lower delinquency and chargeoffs in 1993. Despite the lower provision expressed as a percent of managed interest-earning assets, total Finance and Banking managed reserves as a percent of managed receivables increased from 1.92 percent at December 31, 1992 to 2.22 percent at December 31, 1993. See the credit quality section beginning on this page for further discussion of factors affecting the provision for credit losses.

EXPENSES Operating expenses, which the company defines as salaries and fringe benefits plus other operating expenses, were $1.4 billion, up 22 percent over 1992. Operating expenses as a percent of average receivables owned or serviced increased to 3.49 percent compared to 3.41 percent in 1992 and 3.51 percent in 1991. Operating expenses in 1993 increased slightly faster than growth in the receivable base primarily due to higher costs associated with servicing the 54 percent increase in bankcard receivables. The company anticipates that the operating expense ratio will decline in 1994 as costs associated with the credit card growth stabilize and the receivables base continues to grow. Headcount for the Finance and Banking segment at December 31, 1993 was approximately 15,800, up 12 percent from the prior year primarily due to credit card growth.
        The effective tax rate was 32.5 percent compared to 31.7 percent in 1992 and 33.1 percent in 1991. The effective tax rate in 1993 included the impact of the increase in the statutory federal income tax rate from 34 percent to 35 percent.


CREDIT QUALITY

The company experienced improved credit quality in virtually all product categories during 1993, both domestically and in foreign operations. These improvements were a result of better domestic economic conditions and the higher quality of recently originated receivables. At year-end 1993 delinquency had fallen for seven consecutive quarters. Chargeoffs in 1993 were below the prior year. Overall portfolio statistics in 1993 were impacted by a change in product mix as bankcard receivables became a larger portion of the overall managed portfolio, and first mortgages became a smaller portion. Because bankcard receivables have higher delinquency and chargeoff rates than first mortgages, this change in product mix has the result of increasing the overall delinquency and chargeoff statistics of the portfolio as a whole. In addition, credit quality statistics also were impacted by the anticipated higher delinquency and chargeoffs related to the seasoning of the GM Card portfolio. However, the credit quality of the GM Card portfolio continued to exhibit strong performance.

DELINQUENCY Delinquency levels are monitored for both receivables owned and receivables managed. The company looks at delinquency levels which include receivables serviced with limited recourse because this portfolio is subjected to underwriting standards comparable to the owned portfolio, is managed by operating personnel without regard to portfolio ownership and results in a similar credit loss exposure for the company.
        Total delinquent receivables at December 31, 1993 were $128 million lower than a year earlier despite higher receivable levels. This improvement consisted of a $35 million decrease in the domestic operations and a $93 million decrease in the foreign operations. Delinquency as a percent of managed consumer receivables fell 20 percent in 1993 and was the lowest since 1989.
        The company currently believes the positive trend in delinquency ratios will continue but recognizes the trend may moderate in future periods. Further improvement will depend on the extent and timing of improvement in economic conditions in the various countries where the company operates, the composition of the managed receivables base and the maturation of the GM Card portfolio.

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY
(as a percent of managed consumer receivables)

                                                    1993 QUARTER END                       1992 Quarter End
                                  ----------------------------------       --------------------------------
                                     4         3         2         1           4        3       2         1
                                  -------------------------------------------------------------------------
DOMESTIC
First mortgage                    1.42%     1.21%     1.15%     1.27%       1.08%    1.02%    .95%      .99%
Home equity                       3.16      3.38      3.20      3.46        4.05     4.34    4.60      5.28
Other secured                     1.38      1.83      3.20      2.80        2.71     3.45    5.17      6.23
Bankcard                          2.41      2.57      2.47      2.58        2.70     4.16    4.31      4.41
Merchant participation            5.01      5.43      5.73      6.36        6.34     6.80    6.44      6.44
Other unsecured                   6.63      7.23      7.46      7.53        7.77     8.09    8.17      8.68
                                  ----      ----     -----     ------      -----    -----   -----     -----
Total domestic                    3.28      3.50      3.46      3.68        3.89     4.39    4.54      4.90
                                  ----      ----     -----     ------      -----    -----   -----     -----
FOREIGN
Canada                            4.65      5.11      5.61      6.00        6.17     6.82    6.79      7.52
United Kingdom                    6.74      7.34      8.37      9.31       10.13    11.39   12.93     13.77
Australia                         8.93      9.59     10.95     12.06       12.48    12.21   12.08     14.14
                                  ----      ----     -----     ------      -----    -----   -----     -----
Total foreign                     5.82      6.32      7.06      7.68        8.08     8.95    9.51     10.36
                                  ----      ----     -----     ------      -----    -----   -----     -----
Total                             3.58%     3.85%     3.93%     4.24%       4.48%    5.10%   5.36%     5.79%
                                  ====      ====     =====     ======      =====    =====   =====     =====

DOMESTIC DELINQUENCY First mortgage delinquency increased during the fourth quarter of 1993 and remained higher than the December 31, 1992 level, primarily due to the maturation of the portfolio coupled with continued weak regional economic conditions. Overall, the first mortgage portfolio has had a relatively stable and low rate of delinquency compared to industry averages and has not deviated from a reasonable range since the beginning of the economic downturn in the second half of 1990. The company believes this favorable delinquency comparison was due to low-risk product offerings and tight underwriting standards, which are adjusted for region-specific market conditions. At December 31, 1993 the weighted average loan-to-value ratio was approximately 70 percent for the first mortgage portfolio.
        Home equity delinquency declined during the fourth quarter of 1993 and remained below the year-end 1992 level. Home equity delinquency was the lowest since December 1990 and was down approximately 40 percent from the peak in the first quarter of 1992. The improvement was a result of tighter underwriting standards instituted at the start of the recent economic downturn and improvements in the economy. Vintage analysis of home equity loans originated after June 1991 continued to demonstrate the favorable performance of recently underwritten receivables.
        The delinquency level for other secured receivables at December 31, 1993 decreased from the prior quarter and prior year, but did not impact total delinquency due to the small size of the portfolio.
        Bankcard delinquency declined compared to the prior quarter and was below the December 1992 level. The improvement was due to growth in the GM Card, as accounts were added to the receivable base but, due to their newness, did not contribute significantly to delinquency. As GM Card accounts have aged, their contribution to delinquency has increased, and is expected to continue to increase.
        Merchant participation delinquency levels continued to decline in the fourth quarter of 1993 and were below the year-end 1992 level. The steady decline during 1993 was the result of an improved economy coupled with tighter underwriting standards and a greater focus on association with low delinquency merchants.
        The delinquency level for other unsecured receivables decreased in the 1993 fourth quarter and has fallen for seven consecutive quarters. This steady decline was due to the improvement of the quality of receivables recently underwritten combined with improved economic conditions. The company anticipates further improvement in this portfolio. Since chargeoff rates on unsecured receivables are much higher than secured receivables, improvements in delinquency are significant in evaluating potential future credit losses.

FOREIGN DELINQUENCY Foreign delinquency continued to show improvement from the prior quarter and from the 1992 fourth quarter. United Kingdom delinquency, which is based on a portfolio of primarily unsecured products, continued to decline and was at its lowest level since February 1990. The improvement was due to tightened underwriting standards implemented in the early 1990's resulting in better quality of receivables originated. Delinquency in Canada also continued to improve due to improved underwriting standards instituted in 1991 and 1990. Delinquency levels in Australia continued to improve as well; however, due to the relatively small size of the receivable portfolio, the decrease in delinquency had a small impact on total delinquency for both the foreign operations and the company. The company expects that foreign delinquency will continue to show improvement. However, further improvement will depend on the extent and timing of improvement in economic conditions in the countries where the company operates.

NONPERFORMING ASSETS The decrease in nonaccrual managed receivables during 1993 primarily was due to improvements in the domestic consumer finance and United Kingdom operations. Consumer real estate owned declined due to fewer properties entering foreclosure, an improved domestic housing market and stabilizing home values, which have contributed to a quicker liquidation of the inventory of properties.
        As part of continuing commercial activities, the company held at December 31, 1993 approximately $83 million of aircraft acquired through foreclosure of loans and leases. The company is actively marketing these aircraft for sale or lease. However, due to the current economic condition of the airline industry, the company is uncertain about the timing of the disposition of these aircraft. These aircraft were recorded at date of acquisition at the lower of cost or fair value, with such values subsequently being depreciated over their estimated remaining useful lives.

NONPERFORMING ASSETS--FINANCE AND BANKING SEGMENT

                                                               DEC. 31,       Sept. 30,       Dec. 31,      Dec. 31,
All dollar amounts are stated in millions.                        1993            1993           1992          1991
- ------------------------------------------                     -------        --------       --------      --------
Nonaccrual managed receivables                                  $528.7        $  565.4       $  683.9      $  797.1
Accruing managed receivables 90 or more days delinquent          207.3           198.5          210.4         207.9
Renegotiated commercial loans                                       --              --            1.6           3.8
                                                                ------        --------       --------      --------
Total nonperforming managed receivables                          736.0           763.9          895.9       1,008.8
                                                                ------        --------       --------      --------
Real estate owned                                                168.9           193.1          197.5         187.4
Other assets acquired through foreclosure                         82.9            84.4          102.6          21.5
                                                                ------        --------       --------      --------
Total nonperforming assets                                      $987.8        $1,041.4       $1,196.0      $1,217.7
                                                                ======        ========       ========      ========
Credit loss reserves for managed receivables as a percent
  of nonperforming managed receivables                            87.9%           76.6%          56.5%         46.9%
                                                                ------        --------       --------      --------

CHARGEOFFS Chargeoffs decreased in 1993 as a result of improved delinquency trends and better domestic economic conditions.

     The following table presents chargeoffs on a full year and quarterly basis, by product:

NET CHARGEOFFS OF CONSUMER RECEIVABLES
(as a percent of average consumer receivables managed)

                                        1993 QUARTER ANNUALIZED                       1992 Quarter Annualized
                      FULL YEAR   -----------------------------   Full Year     -----------------------------   Full Year
                           1993       4       3       2       1        1992         4       3       2       1        1991
                      ---------------------------------------------------------------------------------------------------
DOMESTIC
First mortgage              .35%    .21%    .59%    .40%    .20%        .12%      .15%    .12%    .12%    .10%        .15%


Home equity                1.00    1.17     .87     .98     .98         .87      1.16     .85     .68     .75         .67
Other secured              1.79     .64    3.11    3.51    (.07)       1.04      2.03     .61     .60     .94         .29
Bankcard                   3.84    3.99    3.78    3.43    4.20        5.69      5.18    6.64    6.02    5.05        4.87
Merchant participation     4.32    4.26    4.44    4.02    4.57        4.49      4.60    4.30    4.69    4.37        4.11
Other unsecured            6.10    5.41    5.99    6.62    6.42        7.21      6.91    7.27    7.57    6.98        5.78
                           ----    ----    ----    ----    ----        ----      ----    ----    ----    ----        ----
Total domestic             2.75    2.82    2.78    2.66    2.75        2.98      3.07    3.08    2.98    2.77        2.35
                           ----    ----    ----    ----    ----        ----      ----    ----    ----    ----        ----

FOREIGN
Canada                     3.16    3.86    2.83    2.83    3.18        3.84      3.70    3.55    4.26    3.85        3.82
United Kingdom             5.22    4.07    4.62    5.55    6.72        9.13      8.64    9.06    9.30    9.46        8.11
Australia                  3.77    3.77    2.61    3.38    5.21        3.33      3.48    3.17    2.64    4.05        2.49
                           ----    ----    ----    ----    ----        ----      ----    ----    ----    ----        ----
Total foreign              3.88    3.92    3.38    3.73    4.46        5.51      5.18    5.37    5.74    5.72        4.99
                           ----    ----    ----    ----    ----        ----      ----    ----    ----    ----        ----
Total                      2.90%   2.96%   2.86%   2.81%   2.99%       3.38%     3.38%   3.46%   3.43%   3.26%       2.83%
                          =====   =====    ====    ====    ====        ====      ====    ====    ====    ====        ====

        Net chargeoffs as a percent of average consumer receivables managed were
2.90 percent, down from 3.38 percent in 1992, due to improvements in the foreign operations, primarily the United Kingdom, and in domestic other unsecured receivables. The net chargeoff ratio for the full year also benefited from the growth in GM Card receivables, which due to their recent origination, had minimal chargeoffs during the year. Excluding the effect of the GM Card program, the total chargeoff ratio decreased from 3.41 percent in 1992 to 3.12 percent in 1993.
        Chargeoffs are a lagging indicator of credit quality and generally reflect prior delinquency trends. As previously discussed, overall delinquency levels have continued to decline. However, net chargeoffs in the last two quarters of 1993 did not follow this trend primarily due to the one-time chargeoffs in Canada during the fourth quarter and the impact of the GM Card which contributed 9 and 10 basis points, respectively, to the increase in the total net chargeoff ratio in the fourth quarter. These increases were offset by a 9 basis point improvement in other domestic product lines and in the United Kingdom operations.
        Growth associated with the GM Card portfolio has resulted in a shift in product mix toward bankcard receivables, which have higher chargeoff rates than secured receivables. Although GM Card chargeoffs remained better than management's expectations, they increased during the year, offsetting improvements in other categories. The company anticipates that chargeoffs associated with the GM Card will continue to increase in the near term as the portfolio matures. These increases are expected to be offset by further improvement in other domestic products and in foreign operations. However, future improvement in net chargeoffs may be impacted by factors such as a shift in product mix toward bankcard receivables, economic conditions and the impact of personal bankruptcies. Consequently, the extent and timing of an overall improved chargeoff trend remains uncertain.
        Domestic net chargeoffs were 2.75 percent for the year, down from 2.98 percent in 1992 due to improvements in the unsecured portfolios. Net chargeoffs for first mortgages increased in 1993 compared to 1992 but declined in the fourth quarter. The first mortgage chargeoff ratio continued to be affected by the maturation of the portfolio and weak regional economic conditions. Home equity chargeoffs increased slightly on both a year-over-year basis and in the fourth quarter as this portfolio continued to be impacted by weak economic conditions in the western region. Net chargeoffs for other secured receivables did not significantly impact total chargeoffs as these receivables represented approximately 3 percent of total managed receivables at year end.
     In the domestic unsecured portfolios, bankcard net chargeoffs declined in 1993 compared to the prior year. While the bankcard and total domestic chargeoff ratios benefited from the GM Card program throughout 1993, this positive contribution decreased in the latter half of the year and resulted in an overall increase in bankcard chargeoffs in the last two quarters as the GM Card receivables matured. Net chargeoffs of merchant participation and other unsecured receivables were below both the 1992 level and the prior quarter. These improvements were consistent with the downward trend in delinquency in these portfolios.
     Foreign net chargeoffs declined in 1993 but increased in the fourth quarter of 1993 compared to the third quarter despite continued improvement in the United Kingdom operations. Chargeoffs in Canada were lower on a year-to-date basis but higher during the fourth quarter related to one-time chargeoffs as previously discussed. Excluding these one-time chargeoffs, the Canadian chargeoff ratio in the fourth quarter would have been 2.92 percent, and the total foreign chargeoff ratio in the fourth quarter would have been
3.23 percent. Chargeoffs in Australia increased year-over-year and during the fourth quarter. However, due to the size of the receivable portfolio, Australia's chargeoffs did not significantly impact the overall chargeoff level of the company.

INDIVIDUAL LIFE INSURANCE

Individual Life Insurance net income was $45.2 million, up 8 percent from 1992 due to higher investment income resulting from gains on the sale of available-for-sale investments, a larger investment portfolio and higher levels of contract revenues from individual life and annuity contracts.

STATEMENTS OF INCOME

All dollar amounts are stated in millions.
Year ended December 31                                  1993           1992           1991
- ------------------------------------------         ---------      ---------      ---------
Investment and other income                        $   540.4      $   481.7      $   421.9
Contract revenues                                      127.9          111.3           98.7
                                                   ---------      ---------      ---------
Total revenues                                         668.3          593.0          520.6
                                                   ---------      ---------      ---------
Costs and expenses:
       Policyholders' benefits                         456.9          427.7          377.8
       Operating expenses                              140.2          102.1           95.2
       Income taxes                                     26.0           21.5           12.6
                                                   ---------      ---------      ---------
Net income                                         $    45.2      $    41.7      $    35.0
                                                   =========      =========      =========
Sales                                              $   652.2      $   736.3      $   655.6
                                                   ---------      ---------      ---------
Life insurance in force                            $32,371.6      $28,390.4      $25,280.8
                                                   ---------      ---------      ---------
Return on average assets                                 .72%           .73%           .71%
                                                   ---------      ---------      ---------

Investment securities for the Individual Life Insurance segment totaled
$6.4 billion, up from $5.3 billion at December 31, 1992. This portfolio represented 73 percent of the company's total investment portfolio at December 31, 1993. During 1993 the company continued to emphasize conservative investment strategies. Higher-risk securities, which include non-investment grade bonds, common and preferred stocks, commercial mortgage loans and real estate, represented 7 percent of the insurance investment portfolio at December 31, 1993, compared to 9 percent at December 31, 1992. Commercial real estate loans totaled less than 2 percent of Individual Life Insurance segment investments at December 31, 1993. At December 31, 1993 there were no significant nonaccrual or renegotiated loans in this portfolio. Commercial real estate acquired in foreclosure, which is included in the investment portfolio, totaled $12.4 million. Underwriting standards and credit monitoring procedures for these residential and commercial real estate loans are similar to those described in the credit management policy section on page 41.
     At December 31, 1993 the market value of the insurance held-to-maturity investment portfolio was 108 percent of the amortized cost. Reductions in market value which are determined to be other than temporary are charged to income as realized losses. There were no unrealized losses in the insurance investment portfolio at December 31, 1993 which would materially impact current or future earnings or the capital position of the company.
     Investment and other income was $540.4 million in 1993, a 12 percent increase over 1992. The improvement was primarily due to higher gains on sales of available-for-sale investments. These investments were sold consistent with pre-established interest rate and exchange rate policies. A substantially larger investment portfolio, partially offset by lower yields on investments, also contributed to the increase in investment income.
Contract revenues also increased in 1993 due to higher levels of insurance in force.
     Policyholders' benefits were $456.9 million, a 7 percent increase over 1992 due to increased life insurance and annuity contracts.
     Operating expenses were $140.2 million compared with $102.1 and $95.2 million in 1992 and 1991, respectively. Both the 1993 and 1992 increases were due to higher amortization of deferred insurance policy acquisition costs ("DAC"). The higher levels of DAC amortization resulted from increased gross profits on universal life and deferred annuity products. Amortization rates are based on estimated lifetime gross profits and are periodically adjusted as required by generally accepted accounting principles. Unamortized insurance policy acquisition costs totaled $381.6 million at December 31, 1993. In the event of policy surrender, the write-off of unamortized insurance policy acquisition costs would be offset by surrender charges to the policyholder. Surrender charges on policies for which acquisition costs have been capitalized approximated $490 million at December 31, 1993.
     The effective income tax rate was 36.5 percent compared to 34 and 26.5 percent in 1992 and 1991, respectively. The 1993 effective tax rate included the impact of the retroactive increase to January 1, 1993 in the statutory federal income tax rate from 34 percent to 35 percent. The 1991 income tax rate was favorably impacted as a result of the resolution of prior years' tax matters.

LIQUIDATING COMMERCIAL LINES

The 1993 net loss for the Liquidating Commercial Lines segment was $21.2 million, compared to a loss of $14.0 million in 1992. The net loss was higher primarily due to the previously described resolution of the company's largest problem loan. The company expects future results of operations for this segment to improve.

STATEMENTS OF OPERATIONS

In millions.
Year ended December 31                                1993      1992       1991
- ----------------------                              ------    ------    -------
Interest margin                                     $ 59.3    $ 38.0    $  65.7
Other revenues                                        22.9      11.9       (2.6)
                                                    ------    ------    -------
Interest margin and other revenues                    82.2      49.9       63.1
Provision for credit losses                           90.1      35.3      260.0
Operating expenses                                    21.6      37.6       43.9
                                                    ------    ------    -------
Loss before income taxes                             (29.5)    (23.0)    (240.8)
Income tax benefit                                    (8.3)     (9.0)     (92.1)
                                                    ------    ------    -------
Net loss                                            $(21.2)   $(14.0)   $(148.7)
                                                    ======    ======    =======

Interest margin increased over 1992 primarily due to wider spreads and gains on terminating debt and related hedges associated with assets which have been liquidated. Other revenues increased due to the company's 25 percent equity investment in a commercial joint venture of liquidating assets made in 1993. See page 41 for a discussion of factors impacting the determination of provision for credit losses. Operating expenses declined 43 percent due to lower write-downs and net expenses for real estate owned and other expenses.
        Loans decreased 27 percent in 1993 to $1.2 billion. Commercial real estate loans and acquisition finance and other loans declined during the year.
        Acquisition finance receivables at December 31, 1993 totaled $717.3 million and consisted of 27 individual credit extensions. The average credit extension was $27 million and the largest credit extension was $50 million. The company defines highly leveraged acquisition finance receivables as corporate loans to finance the buyout, acquisition or recapitalization of an existing business, in which the debt and equity subordinated to the company's claims in a borrower are less than 25 percent of the borrower's total assets. The company had unfunded secured working capital lines and letters of credit related to these acquisition finance borrowers of $98 million at December 31, 1993. Lending for highly leveraged acquisition finance loans was discontinued in 1991.
        Nonperforming commercial assets decreased 27 percent during 1993 to $514.0 million. Nonaccrual loans at December 31, 1993 were down 12 percent compared to the December 31, 1992 level, while renegotiated loans declined by $168.1 million during the year. The previously mentioned problem equipment finance loan was transferred during the year from renegotiated loan status to nonaccrual loan status prior to being resolved. Despite the resolution of this credit, the ratio of reserves to nonperforming loans increased to 67.2 percent at December 31, 1993 from 44.6 percent at December 31, 1992. Real estate owned was flat with the prior year.
        The company expects the longer term downward trend in nonperforming assets to continue, although it may stabilize in the near future before decreasing. The future level of nonperforming assets will depend, in part, on the timing and extent of economic recovery. In addition, comparisons between periods may be impacted by individual transactions which mask the overall trend. The company continues to estimate its ultimate loss exposure for nonperforming assets based upon performance and specific reviews of individual loans and its outlook for economic conditions. Because the portfolio consists of a number of loans with relatively large balances, changes in individual borrower circumstances which currently are unforeseen have the potential to change the estimate of ultimate loss exposure in the future. There were no significant potential problem loans not classified as nonperforming assets at December 31, 1993.
     Management believes that commercial real estate markets began to stabilize in the second half of 1993. The level of future write-downs will continue to depend heavily on changes in overall market conditions as well as circumstances surrounding individual properties. To preserve value in liquidating the real estate portfolio over time, the company has segregated its portfolio into two categories. Properties in weak markets or with poor cash flow will be divested in an expeditious, orderly fashion. These properties, which have been written down an average of 51 percent, represent 19 percent of the commercial real estate owned portfolio at December 31, 1993. The average carrying value of a property in this portfolio at December 31 1993 was $2 million. Properties with positive and/or improved cash flows and in markets which, the company believes, have potential for improvement are being held for sale at prices which reflect this value and may, therefore, take longer to divest. Net operating income on all commercial real estate properties in 1993 was $17.7 million, up from $8.5 million in 1992. Commercial real estate write-downs and carrying costs on all commercial real estate properties were $30.8 million in 1993, compared to $25.8 million in 1992.

COMMERCIAL NONPERFORMING LOANS AND REAL ESTATE OWNED

                                                                    DEC. 31,       Sept. 30,      Dec. 31,   Dec. 31,
All dollar amounts are stated in millions.                             1993            1993          1992       1991
- ------------------------------------------                           ------          ------        ------     ------
Real estate nonaccrual                                               $ 54.8          $ 79.6        $ 80.7     $ 98.6
Other nonaccrual                                                      173.9           164.1         178.5      159.0
                                                                     ------          ------        ------     ------
Total nonaccrual                                                      228.7           243.7         259.2      257.6
Renegotiated                                                           28.7            17.3         196.8      202.6
                                                                     ------          ------        ------     ------
Total nonperforming loans                                             257.4           261.0         456.0      460.2
Real estate owned                                                     256.6           262.2         249.6      237.5
                                                                     ------          ------        ------     ------
Total                                                                $514.0          $523.2        $705.6     $697.7
                                                                     ======          ======        ======     ======
Credit loss reserves as a percent of nonperforming loans               67.2%           71.2%         44.6%      49.7%
                                                                     ------          ------        ------     ------


CORPORATE

Corporate expenses, net of tax benefits, were $28.5 million compared to $37.4 million in 1992 and $25.9 million in 1991. Expenses in 1993 decreased from 1992 primarily due to a lower provision for credit losses and lower interest expense. In 1993 the company recorded a general provision for credit losses of $10 million compared to $15 million in 1992.


LIQUIDITY AND CAPITAL RESOURCES

The company continued to strengthen its capital and liquidity position in 1993. The ratio of common and preferred shareholders' equity, including convertible preferred stock, to total assets was 7.33 percent, up from 6.04 percent at December 31, 1992. In 1993 the company issued approximately $313 million of common stock, including $269 million in a public offering in March 1993 and approximately $44 million through employee stock ownership and dividend reinvestment plans. Additionally, the company issued $100 million of preferred stock in 1993.
        The company's principal sources of funds are cash received from its subsidiaries, primarily in the form of dividends and borrowings under intercorporate agreements, and cash received from external sources using various debt and equity instruments.
        Funds received by the parent company are disbursed to shareholders and creditors or returned to subsidiaries as capital or advances under intercorporate agreements. In 1993 the company paid $141.3 million of dividends to shareholders and made capital contributions of approximately $135 million to its subsidiaries.
        The company employs an integrated and comprehensive program to manage liquidity and capital resources. The major usage of cash by the company's subsidiaries is the origination or purchase of receivables or investment securities. During 1993 and 1992 the company purchased $430 and $364 million of home equity loan portfolios, respectively. During 1992 the company purchased $195 million of bankcard portfolios. The main sources of cash for the company's subsidiaries are the collection and sales of receivable balances, maturities or sales of investment securities, proceeds from the issuance of debt, the acceptance of deposits, cash received from policyholders and cash provided from operations.
        The company's subsidiary, Household Finance Corporation ("HFC") obtains a majority of its funding through the issuance of commercial paper, long-term debt and preferred stock as well as through the securitizations and sales of consumer receivables. At December 31, 1993 outstanding commercial paper of HFC was $4 billion compared to $3 billion at December 31, 1992. HFC markets its commercial paper through an in-house sales force, directly reaching more than 165 investors. HFC also markets medium-term notes through its in-house sales force and investment banks and issued a total of $1.6 billion in 1993. During 1993 HFC also issued $626 million of intermediate and long-term debt to the public through investment banks and brokerage houses. To facilitate liquidity,

HFC had committed back-up lines of credit totaling $3.5 billion at December 31, 1993, 76 percent of which did not contain a material adverse change clause which could restrict availability.
        The company's subsidiary, Household Bank, f.s.b. ("the Bank") is funded primarily by customer deposits which are gathered through its multi-state branch network. Also used are advances from the Federal Home Loan Bank, Federal funds borrowings, repurchase agreements, brokered deposits, bank and other capital market borrowings, and the securitizations and sales of credit card receivables. The Bank had approximately $3 billion of available funding under advance and borrowing agreements at December 31, 1993.
        The company views core deposits as a stable and relatively low-cost source of funding even in uncertain financial markets. Deposits, including time certificates and savings and demand accounts, totaled $7.5 and $8.0 billion for the company at December 31, 1993 and 1992, respectively. Deposits represented 79 and 77 percent of the Bank's total borrowings at December 31, 1993 and 1992, respectively.
        Securitizations and sales of consumer receivables have been, and will continue to be, an important source of liquidity for both HFC and the Bank. During 1993 the company securitized and sold, including replenishments of certificate holder interests, approximately $9.4 billion of home equity, merchant participation and bankcard receivables compared to $4.8 billion in 1992.
        The company has a comprehensive program which addresses the management and diversification of financial risk, such as interest rate, funding, liquidity and currency risk, at all of its entities. The company manages these risks both domestically and internationally through an asset/liability management committee ("ALCO") composed of senior management. Interest rate risk is the exposure of earnings to changes in interest rates. The ALCO sets and monitors policy so that the potential impact on earnings from future changes in interest rates is managed within approved limits. Simulation models are utilized to measure the impact on net interest margin of changes in interest rates. By policy, no more than 4 percent of the company's expected full year net interest margin on a managed basis can be at risk to a gradual 250 basis point change in interest rates over a twelve month period, assuming no additional interest rate risk management actions are taken.
        The company, whenever possible, funds its assets with liability instruments of similar interest rate sensitivity, thereby reducing structural interest rate risk. To manage its liquidity position, the company may synthetically create liabilities with similar characteristics to its assets.
        As a result of changing market conditions over the last few years, the company's balance sheet composition has changed dramatically. This shift primarily has been driven by the conversion of fixed rate credit card receivables to a floating rate and the success of variable rate home equity loan products. At December 31, 1993 the company owned approximately $9.9 billion of domestic receivables with variable interest rates based on the prime rate. To manage liquidity to acceptable levels, these receivables have been funded with $4.5 billion of short-term debt with the remainder funded by longer duration liabilities creating an asset-sensitive position. Through the use of derivatives, primarily interest rate swaps, the company has been able to offset the asset sensitivity of its balance sheet and achieve a cost of funds based on shorter-term interest rates, thereby reducing interest rate risk while also preserving liquidity. As a result of this strategy and the change in the pricing characteristics of the receivable portfolio, the company's portfolio of off-balance sheet risk instruments increased significantly during the year. These instruments also are used to manage basis risk or the risk due to the difference in movement of market rate indices on which assets and liabilities are priced (primarily prime and LIBOR, respectively). The company does not serve as a financial intermediary to make markets in any off-balance sheet financial instruments.
        While the notional amount of the company's synthetic portfolio is large, the economic exposure underlying these instruments is substantially less. The notional amount is used to determine the fixed or variable rate interest payment due by each counterparty but does not result in an exchange of principal payments. The company's exposure on its synthetic portfolio is counterparty risk, or the risk that a counterparty may default on a contract when the company is owed money. The potential for economic loss is the present value of the interest rate differential, determined by reference to the notional amount, discounted using current interest rates. Counterparty limits have been established and are closely monitored as part of the overall risk management process. At December 31, 1993 approximately 96 percent of the company's derivative instrument counterparties were rated A- or better and 65 percent were rated AA- or better. The company has never suffered a loss due to counterparty failure.
        While attempting to eliminate structural interest rate risk, the company also strives to take advantage of the profit opportunities available in short-term interest rate movements principally using exchange-traded options. Limits have been established for each instrument based on potential daily changes in market values due to interest rate movements, volatility and market liquidity. Positions are monitored daily to ensure compliance with established policies and limits. Income from these trading activities has not been, nor is anticipated to be, material to the company.
        See Note 8, "Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk" for additional information related to interest rate risk management.
        During 1993 the company's credit rating was upgraded by one nationally recognized rating agency and its credit rating outlook was upgraded by another. At December 31, 1993 the long-term debt and preferred stock of the company and its subsidiaries, HFC and the Bank, had been assigned an investment grade rating by four "nationally recognized" rating agencies. Furthermore, these agencies included the commercial paper of HFC in their highest rating category. With these ratings the company believes it and its subsidiaries have substantial capacity to raise capital from wholesale sources to refinance maturing obligations and fund business growth. In 1992 the Office of Thrift Supervision ("OTS") adopted a rule which classifies savings associations based on capital ratios. At December 31, 1993 the Bank was classified as "well capitalized," the highest category.
        The company had investments in foreign subsidiaries of $389 million at December 31, 1993. Total assets of foreign subsidiaries were $4.2 billion at year-end 1993. The company enters into foreign exchange contracts to partially hedge its investment in foreign subsidiaries. Foreign currency translation adjustments, net of gains and losses on contracts used to hedge foreign currency fluctuations, totaled $14.1 and $37.5 million in net losses in 1993 and 1992, respectively, and are included as a component of common shareholders' equity. The functional currency for each subsidiary is its local currency. While each foreign subsidiary primarily borrows funds in local currency, in 1993, both the United Kingdom and Canadian subsidiaries borrowed funds for the first time directly in the United States capital market. These borrowings were converted to their local currencies using foreign currency swaps, and achieved a lower cost of funds than that available in the subsidiaries' local market. The company's net realized gains and losses in foreign currency transactions were not material to results of operations or financial position in 1993 or 1992.
        Household Global Funding, Inc. ("Global") was established in 1989 to consolidate ownership of the company's Canadian and United Kingdom financial services businesses. During 1993 Global exchanged $44 million of its preferred stock for an identical amount of fixed rate senior debt. Canadian operations are funded with retail deposits, commercial paper and intermediate and long-term debt. Deposits were $1.0 and $1.1 billion at December 31, 1993 and 1992, respectively. Intermediate and long-term debt totaled $574 million at year-end 1993 compared with $636 million a year ago. Committed back-up lines of credit for Canada were approximately $420 million compared to approximately $400 million at December 31, 1992. The company has guaranteed payment of the debt obligations of its Canadian subsidiary, except for debt obligations previously guaranteed by HFC. In addition, the Canadian operation sold with no recourse first mortgage portfolios totaling $419.0 million during 1993. The United Kingdom operations are funded with deposits and short and intermediate-term bank lines of credit. Deposits at year-end 1993 were $426 million compared to $463 million a year earlier. Borrowings from bank lines of credit at year-end 1993 were $621 million compared to $552 million a year ago. The company has guaranteed payment of all debt obligations, except for certain deposits, of its United Kingdom subsidiary.
    The company's life insurance subsidiary, Alexander Hamilton Life Insurance Company ("Alexander Hamilton"), plans for capital needs based on target leverage ratios determined in consultation with key rating agencies. The target leverage ratios are based on Alexander Hamilton's statutory financial position. At the end of 1993 Alexander Hamilton's operating leverage ratio, as defined statutorily, was consistent with its target. Alexander Hamilton has an A+ (Superior) rating from A.M. Best and has an "AA" claims-paying ability rating from Standard & Poor's Corporation, Duff and Phelps Credit Rating Co. and Fitch Investors Services, Inc. The company believes that future growth of Alexander Hamilton can be funded through its own operations.
    Household has strengthened its consolidated capital base over the past four years. From year-end 1989 to year-end 1993, common and preferred equity increased 89 percent, while owned assets grew only 26 percent. The increase in common and preferred shareholders' equity reflects the adoption of FAS
No. 109 and FAS No. 115 during 1993. The adoption of FAS No. 109 resulted in retained earnings being reduced by approximately $63 million from the amounts previously reported, while the adoption of FAS No. 115 resulted in retained earnings at December 31, 1993 being increased by $40.5 million. Excluding the impact of FAS No. 115, common and preferred equity still increased 26 percent over the prior year. The company's double leverage ratio, which is defined as parent company investments in and advances to subsidiaries divided by consolidated equity, was 1.05 and 1.14 at December 31, 1993 and 1992, respectively. HFC's debt to equity ratio declined from 6.8 at December 31, 1992 to 6.2 at December 31, 1993, while the Bank's capital ratios met the highest regulatory classification. Management anticipates additional strengthening of these ratios through improving returns on assets and managed balance sheet growth.
    During 1993 the company invested $110 million in capital expenditures, compared to the prior year level of $90 million.
    In the accompanying financial statements, Note 13 provides information regarding the fair value of certain financial instruments.

STATEMENTS OF INCOME

Household International, Inc. and Subsidiaries
All dollar amounts except per share data are stated in millions.

Year ended December 31                                                          1993          1992          1991
- ----------------------                                                      --------      --------      --------
Finance income                                                              $2,561.4      $2,584.4      $3,037.5
Interest income from noninsurance investment securities                        129.3         152.8         187.4
Interest expense                                                             1,149.5       1,420.2       1,886.9
                                                                            --------      --------      --------
Net interest margin                                                          1,541.2       1,317.0       1,338.0
Provision for credit losses on owned receivables                               735.8         671.5         843.2
                                                                            --------      --------      --------
Net interest margin after provision for credit losses                          805.4         645.5         494.8
                                                                            --------      --------      --------
Securitization and servicing fee income                                        460.0         376.0         398.3
Insurance premiums and contract revenues                                       288.3         281.2         288.4
Investment income                                                              574.0         523.7         471.5
Fee income                                                                     292.6         164.5         104.0
Other income                                                                   148.9          98.0         106.8
                                                                            --------      --------      --------
Total other revenues                                                         1,763.8       1,443.4       1,369.0
                                                                            --------      --------      --------
Net interest margin after provision for credit losses and other revenues     2,569.2       2,088.9       1,863.8
                                                                            --------      --------      --------
Salaries and fringe benefits                                                   615.4         535.9         489.7
Other operating expenses                                                       964.0         761.1         702.1
Policyholders' benefits                                                        539.1         513.9         472.2
                                                                            --------      --------      --------
Total costs and expenses                                                     2,118.5       1,810.9       1,664.0
                                                                            --------      --------      --------
Income before income taxes                                                     450.7         278.0         199.8
Income taxes                                                                   152.0          87.1          50.0
                                                                            --------      --------      --------
Net income                                                                  $  298.7      $  190.9      $  149.8
                                                                            ========      ========      ========
EARNINGS PER COMMON SHARE*
Net income                                                                  $  298.7      $  190.9      $  149.8
Preferred dividends                                                            (28.2)        (25.3)        (21.2)
                                                                            --------      --------      --------
Earnings available to common shareholders                                   $  270.5      $  165.6      $  128.6
                                                                            ========      ========      ========
Average common and common equivalent shares                                     94.8          86.0          83.0
                                                                            --------      --------      --------
Fully diluted earnings per common share                                     $   2.85      $   1.93      $   1.55
                                                                            --------      --------      --------
Primary earnings per common share                                           $   2.91      $   1.97      $   1.57
                                                                            --------      --------      --------
Dividends declared per common share                                         $   1.18      $   1.15      $   1.12
                                                                            --------      --------      --------

*Amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend, effective October 15, 1993.

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS
Household International, Inc. and Subsidiaries
In millions.

December 31                                                     1993        1992
- -----------                                                ---------   ---------
ASSETS
Cash                                                       $   317.4   $   255.8
Investment securities (fair value of $9,045.5
  and $7,633.4)                                              8,795.1     7,389.8
Finance and banking receivables                             19,563.0    18,960.6
Liquidating commercial assets                                1,555.7     1,851.2
Deferred insurance policy acquisition costs                    381.6       453.4
Acquired intangibles                                           473.4       491.6
Properties and equipment                                       434.3       397.4
Assets acquired through foreclosure                            251.8       300.1
Other assets                                                 1,189.2     1,028.5
                                                           ---------   ---------
Total assets                                               $32,961.5   $31,128.4
                                                           =========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Debt:
 Deposits                                                  $ 7,516.1   $ 8,030.3
 Commercial paper, bank and other borrowings                 5,642.1     5,253.3
 Senior and senior surbordinated debt
   (with original maturities over one year)                  9,113.8     9,014.4
                                                           ---------   ---------
Total debt                                                  22,272.0    22,298.0
Insurance policy and claim reserves                          6,064.2     5,326.5
Other liabilities                                            2,207.7     1,622.3
                                                           ---------   ---------
Total liabilities                                           30,543.9    29,246.8
Convertible preferred stock subject to
  mandatory redemption                                          19.3        36.0
Preferred stock*                                               320.0       300.0
Common shareholders' equity*                                 2,078.3     1,545.6
                                                           ---------   ---------
Total liabilities and shareholders' equity                 $32,961.5   $31,128.4
                                                           =========   =========

*See the Statements of Changes in Preferred Stock and Common Shareholders' Equity on page 55 for number of shares issued and outstanding.

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

Household International, Inc. and Subsidiaries
In millions.

Year ended December 31                                                                       1993        1992        1991
- ----------------------                                                                  ---------   ---------    --------
CASH PROVIDED BY OPERATIONS
Net income                                                                              $   298.7   $   190.9    $  149.8
Adjustments to reconcile net income to net cash provided by operations:
  Provision for credit losses on owned receivables                                          735.8       671.5       843.2
  Insurance policy and claim reserves                                                       226.7       161.8       202.9
  Depreciation and amortization                                                             243.1       176.1       170.3
  Net realized (gains) losses from sales of assets                                           29.3       (15.3)     (103.9)
  Deferred insurance policy acquisition costs                                               (86.6)      (85.2)      (81.2)
  Deferred income tax provision                                                              (6.3)       40.3       (84.1)
  Other, net                                                                                264.1      (187.2)      115.7
                                                                                        ---------   ---------    --------
Cash provided by operations                                                               1,704.8       952.9     1,212.7
                                                                                        ---------   ---------    --------
INVESTMENTS IN OPERATIONS
Investment securities:
  Purchased                                                                              (4,053.1)   (3,633.9)   (3,505.4)
  Matured                                                                                 1,270.9     1,382.2       685.8
  Sold                                                                                    1,992.2     2,107.6     2,225.8
Short-term investment securities, net change                                               (154.2)      607.7      (641.9)
Receivables, excluding bankcard:
  Originated or purchased                                                               (10,218.4)  (10,719.8)   (9,236.7)
  Collected                                                                               7,784.6     7,597.7     7,252.2
  Sold                                                                                    2,351.8     2,599.9     3,857.8
Bankcard receivables:
  Originated or collected, net                                                           (8,729.8)   (4,216.5)   (1,470.6)
  Purchased                                                                                    --      (195.1)   (1,587.5)
  Sold                                                                                    7,483.2     2,389.2     1,451.4
Acquisition of banking organizations:
  Assets acquired, net                                                                      (53.5)      (64.3)     (203.6)
  Deposits and other liabilities assumed, net                                               362.0       525.9     2,662.9
Acquisition of other businesses                                                                --       (26.2)         --
Properties and equipment purchased                                                         (110.2)      (90.4)     (150.4)
Properties and equipment sold                                                                 8.2         4.0        14.9
                                                                                        ---------   ---------    --------
Cash increase (decrease) from investments in operations                                  (2,066.3)   (1,732.0)    1,354.7
                                                                                        ---------   ---------    --------

FINANCING AND CAPITAL TRANSACTIONS
Short-term debt, net change                                                                 590.0     1,707.9    (1,572.4)
Time certificates accepted                                                                2,340.9     3,081.5     4,551.1
Time certificates paid                                                                   (3,320.8)   (3,739.3)   (6,002.9)
Senior and senior subordinated debt issued                                                2,765.0     2,862.0     3,680.9
Senior and senior subordinated debt retired                                              (2,645.3)   (3,594.8)   (3,781.3)
Policyholders' benefits paid                                                               (341.2)     (349.6)     (325.8)
Cash received from policyholders                                                            859.7       895.3       820.0
Shareholders' dividends                                                                    (141.3)     (124.6)     (115.0)
Issuance of preferred stock                                                                 100.0        50.0        55.0
Repurchase of preferred stock                                                               (80.0)         --          --
Issuance of common stock                                                                    313.3        33.0       134.5
                                                                                        ---------   ---------    --------
Cash increase (decrease) from financing and capital transactions                            440.3       821.4    (2,555.9)
                                                                                        ---------   ---------    --------
Effect of exchange rate changes on cash                                                     (17.2)      (14.4)       (9.7)
                                                                                        ---------   ---------    --------
Increase in cash                                                                             61.6        27.9         1.8
Cash at January 1                                                                           255.8       227.9       226.1
                                                                                        ---------   ---------    --------
Cash at December 31                                                                     $   317.4   $   255.8    $  227.9
Supplemental cash flow information:                                                     =========   =========    ========
Interest paid                                                                           $ 1,188.2   $ 1,493.6    $1,922.1
                                                                                        =========   =========    ========
Income taxes paid                                                                       $   128.8   $   100.9    $  114.8
                                                                                        =========   =========    ========

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN PREFERRED STOCK AND COMMON SHAREHOLDERS' EQUITY


                                                                                                 Common Shareholders' Equity
                                                                ------------------------------------------------------------
                                               Nonconvertible            Additional                             Total Common
Household International, Inc. and Subsidiaries      Preferred   Common      Paid-in   Retained                 Shareholders'
All dollar amounts are stated in millions.              Stock    Stock      Capital   Earnings(1)   Other(2)          Equity
- ------------------------------------------     --------------   ------   ----------   -----------   --------   -------------
BALANCE AT DECEMBER 31, 1990                           $195.0   $ 53.6       $234.3      $1,917.8   $(924.6)        $1,281.1
Net income                                                                                  149.8                      149.8
Cash dividends-preferred, at stated rates                                                   (28.7)                     (28.7)
Cash dividends-common, $1.12 per share                                                      (86.3)                     (86.3)
Foreign currency translation adjustments (3)                                                          (16.5)           (16.5)
Conversion of preferred stock                                       .9          5.4                                      6.3
Exercise of stock options                                           .1         17.0                                     17.1
Issuance of common stock                                                       (1.8)                  136.3            134.5
Issuance of nonconvertible preferred stock               55.0                  (2.0)                                    (2.0)
Unrealized gain on marketable equity securities                                                         6.8              6.8
                                                       ------   ------       ------      --------   -------         --------
BALANCE AT DECEMBER 31, 1991                            250.0     54.6        252.9       1,952.6    (798.0)         1,462.1
Net income                                                                                  190.9                      190.9
Cash dividends-preferred, at stated rates                                                   (30.4)                     (30.4)
Cash dividends-common, $1.15 per share                                                      (94.2)                     (94.2)
Foreign currency translation adjustments (3)                                                          (37.5)           (37.5)
Conversion of preferred stock                                       .9         17.3                                     18.2
Exercise of stock options                                           .1          5.9                                      6.0
Issuance of common stock                                                        1.1                    31.9             33.0
Issuance of nonconvertible preferred stock               50.0                  (1.6)                                    (1.6)
Unrealized loss on investments, net                                                                    (0.9)            (0.9)
                                                       ------   ------       ------      --------   -------         --------
BALANCE AT DECEMBER 31, 1992                            300.0     55.6        275.6       2,018.9    (804.5)         1,545.6
Net income                                                                                  298.7                      298.7
Cash dividends-preferred, at stated rates                                                   (31.1)                     (31.1)
Cash dividends-common, $1.18 per share                                                     (110.2)                    (110.2)
Foreign currency translation adjustments (3)                                                          (14.1)           (14.1)
Conversion of preferred stock                                       .8         16.4                                     17.2
Exercise of stock  options                                          .3         15.5                                     15.8
Issuance of common stock                                                       87.8                   225.5            313.3
Stock split, two-for-one                                          56.6        (56.6)                                      --
Issuance of nonconvertible preferred stock              100.0                   (.1)                                     (.1)
Redemption of nonconvertible preferred stock            (80.0)                 (1.3)                                    (1.3)
Unrealized gain on investments, net (4)                                                                44.5             44.5
                                                       ------   ------       ------      --------   -------         --------
BALANCE AT DECEMBER 31, 1993                           $320.0   $113.3       $337.3      $2,176.3   $(548.6)        $2,078.3
                                                       ======   ======       ======      ========   =======         ========


(1) The company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS No. 109") effective January 1, 1993.
    As a result of implementing FAS No. 109, retained earnings for all periods presented prior to December 31, 1993 have been reduced by approximately $63 million from the amounts previously reported.

(2) At December 31, 1993, 1992, 1991 and 1990 items in the other column include cumulative adjustments for: foreign currency translation adjustments of $(132.7), $(118.6), $(81.1), and $(64.6) million, respectively; unrealized gains (losses) on marketable equity securities and available-for-sale investments of $40.5, $(4.0), $(3.1), and $(9.9) million, respectively; and common stock in treasury of $(456.4), $(681.9), $(713.8), and $(850.1)
    million, respectively.

(3) Net of $1.1, $(12.2) and $(6.2) million of income tax expense (benefits) in 1993, 1992 and 1991, respectively.

(4) Effective December 31, 1993 the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS No. 115"). As a result of implementing FAS No. 115, the gross unrealized gain on available-for-sale investments of $152.8 million is recorded net of income taxes of $22.1 million and, for certain available-for-sale investments of the life insurance operation, related unrealized deferred insurance policy acquisition cost adjustments of $90.2 million at December 31, 1993.

                                                                                                            Common Stock(5)
                                                            Nonconvertible    ---------------------------------------------
Shares                                                     Preferred Stock        Issued     In Treasury    Net Outstanding
- ------                                                     ---------------    ----------    ------------    ---------------
BALANCE AT DECEMBER 31, 1990                                     1,950,000    53,547,445    (17,749,492)         35,797,953
Exercise of common stock options                                                 107,035                            107,035
Conversion of $6.25 preferred stock                                              901,428                            901,428
Repurchase of common stock                                                                          (16)                (16)
Issuance of common stock                                                                      2,970,328           2,970,328
Issuance of nonconvertible preferred stock                         550,000

                                                                 ---------   -----------    ------------         ----------
BALANCE AT DECEMBER 31, 1991                                     2,500,000    54,555,908    (14,779,180)         39,776,728
Exercise of common stock options                                                 149,452                            149,452
Conversion of $6.25 preferred stock                                              843,442                            843,442
Issuance of common stock                                                                        668,511             668,511
Issuance of nonconvertible preferred stock                          50,000
                                                                 ---------   -----------    -----------          ----------
BALANCE AT DECEMBER 31, 1992                                     2,550,000    55,548,802    (14,110,669)         41,438,133
Exercise of common stock options                                                 316,732                            316,732
Conversion of $6.25 preferred stock                                              812,430                            812,430
Issuance of common stock                                                                      4,902,574           4,902,574
Stock split, two-for-one                                                      56,576,057     (9,597,794)         46,978,263
Issuance of nonconvertible preferred stock                         100,000
Redemption of nonconvertible preferred stock                      (800,000)
                                                                 ---------   -----------    -----------          ----------
BALANCE AT DECEMBER 31, 1993                                     1,850,000   113,254,021    (18,805,889)         94,448,132
                                                                 =========   ===========    ===========          ==========

(5) At December 31, 1993 and 1992 the company had authorized 150.0 and 67.5 million shares, respectively of $1 par value common stock.

The accompanying notes are an integral part of these financial statements.

BUSINESS SEGMENT DATA

Household International, Inc. and Subsidiaries
                                                      Revenues            Operating Profit                    Net Income
                                ------------------------------    ------------------------     -------------------------
In millions.                        1993       1992       1991      1993     1992     1991       1993     1992      1991
- ------------                    --------   --------   --------    ------   ------   ------     ------   ------    ------
Finance and Banking             $3,650.2   $3,435.0   $3,845.8    $449.5   $293.9   $432.9     $303.2   $200.6    $289.4
Individual Life Insurance          668.3      593.0      520.6      71.2     63.2     47.6       45.2     41.7      35.0
Corporate:
  Administrative expenses                                          (10.6)   (13.3)    (9.7)     (10.6)   (13.3)     (9.7)
  Provision for credit losses                                      (10.0)   (15.0)      --      (10.0)   (15.0)       --
  Interest expense, net                                            (19.9)   (27.8)   (30.2)     (19.9)   (27.8)    (30.2)
  Income tax benefits                                                 --       --       --       12.0     18.7      14.0
                                --------   --------   --------    ------   -------   ------    ------   ------    ------
Total Corporate                       --         --         --     (40.5)   (56.1)   (39.9)     (28.5)   (37.4)    (25.9)
                                --------   --------   --------    ------   -------   ------    ------   ------    ------
Core Business                    4,318.5    4,028.0    4,366.4     480.2    301.0    440.6      319.9    204.9     298.5
Liquidating Commercial Lines       136.0      152.6      227.5     (29.5)   (23.0)  (240.8)     (21.2)   (14.0)   (148.7)
                                --------   --------   --------    ------   ------   ------     ------   ------    ------
Total                           $4,454.5   $4,180.6   $4,593.9    $450.7   $278.0   $199.8     $298.7   $190.9    $149.8
                                ========   ========   ========   =======   ======   ======     ======   ======    ======

PRESENTATION OF INCOME DATA The combination of the company's consumer and continuing commercial product lines are referred to as Finance and Banking. Assets of the liquidating commercial product lines, which are separately managed as receivables are collected or otherwise disposed of, have been disclosed separately in the consolidated balance sheets and as a separate business segment, referred to as Liquidating Commercial Lines. To better define and report the results of operations, the company refers to its Finance and Banking and Individual Life Insurance segments, net of corporate expenses, as its Core Business.
        Operating profits represent income before income taxes but include interest expense, as financing costs are integral to the company's operations. Income by segment assumes each business services its own debt. The segments generally provide for income taxes as if separate tax returns were filed subject to certain consolidated return limitations and benefits. Equity is allocated to the business segments based on the underlying regulatory and business requirements.



                                                                                                    Identifiable Assets
                                                                    ---------------------------------------------------
In millions.                                                             1993                 1992                 1991
- ------------                                                        ---------            ---------            ---------
Finance and Banking                                                 $24,362.5            $23,315.3            $22,631.9
Individual Life Insurance                                             6,959.0              5,926.2              5,273.8
Corporate                                                                84.3                 35.7                 24.7
                                                                    ---------            ---------            ---------
Core Business                                                        31,405.8             29,277.2             27,930.4
Liquidating Commercial Lines                                          1,555.7              1,851.2              2,051.9
                                                                    ---------            ---------            ---------
Total                                                               $32,961.5            $31,128.4            $29,982.3
                                                                    =========            =========            =========

PRESENTATION OF BUSINESS SEGMENT DATA The Finance and Banking segment markets first mortgages, home equity loans, other secured consumer receivables, bankcards, merchant participation receivables, other unsecured consumer receivables, equipment and other secured commercial loans and leases, credit and specialty insurance and retail securities brokerage services. The Individual Life Insurance segment provides ordinary life, universal life and annuity insurance products. The Liquidating Commercial Lines segment manages the discontinued commercial product lines which consist of commercial real estate, acquisition finance and other loans and other commercial assets being liquidated. The Corporate segment represents general corporate expenses and assets which are not allocable to specific business segments.

GEOGRAPHIC AREA

Household International, Inc. and Subsidiaries

                                          Identifiable Assets                         Revenues           Operating Profit
                           ----------------------------------   ------------------------------  -------------------------
In millions.                    1993         1992        1991       1993       1992       1991    1993      1992     1991
                           ---------    ---------   ---------   --------   --------   --------  ------    ------   ------
United States              $28,800.5    $26,912.1   $24,997.9   $3,833.9   $3,435.6   $3,663.1  $472.1    $362.1   $251.2
United Kingdom               1,494.1      1,402.7     1,768.4      273.7      346.5      423.4    13.0     (47.7)   (16.9)
Canada                       2,247.3      2,358.7     2,685.5      275.4      309.5      406.9   (33.8)    (38.7)   (26.7)
Australia                      419.6        454.9       530.5       71.5       89.0      100.5     (.6)      2.3     (7.8)
                           ---------    ---------   ---------   --------   --------   --------  ------    ------   ------
Total                      $32,961.5    $31,128.4   $29,982.3   $4,454.5   $4,180.6   $4,593.9  $450.7    $278.0   $199.8
                           =========    =========   =========   ========   ========   ========  ======    ======   ======

NOTES TO FINANCIAL STATEMENTS

Household International, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The financial statements include the accounts of Household International, Inc. and all subsidiaries (the "company"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year's presentation.

INVESTMENT SECURITIES The company maintains investment portfolios in both its noninsurance and insurance operations. These portfolios are comprised primarily of debt securities. The insurance portfolio also includes mortgage and policyholder loans and other real estate investments. Effective December 31, 1993 the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS No. 115"). In accordance with FAS No. 115, investment securities in both the noninsurance and insurance operations are classified in three separate categories: trading, available-for-sale or held-to-maturity. Trading invest-ments are bought and held principally for the purpose of selling them in the near term and are carried at fair value. Adjustments to the carrying value of trading investments are included in current earnings. Investments which the company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Investments not classified as trading or held-to-maturity are classified as available-for-sale. They are intended to be invested for an indefinite period but may be sold in response to events reasonably expected in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity, net of income taxes and, for certain investments of the insurance operation, related unrealized deferred insurance policy acquisition cost adjustments (see `Insurance' on the following page). Prior to the adoption of FAS No. 115, available-for-sale investments were carried at the lower of aggregate amortized cost or fair value, and any adjustments to carrying value for the noninsurance operations were included in earnings, while any adjustments to carrying value for the insurance operations were included in common shareholders' equity. Any decline in the fair value of available-for-sale or held-to-maturity investments which is deemed to be other than temporary are charged against current earnings.
        Cost of investment securities sold by the insurance operation generally is determined using the first-in, first-out ("FIFO") method, and cost of noninsurance investment securities sold is determined by specific identification. Interest income earned on the noninsurance investment portfolio is classified in the statements of income in net interest margin. Realized gains and losses from the noninsurance portfolio and investment income from the insurance portfolio are recorded in investment income. Gains and losses on trading investments are recorded in other income. Accrued investment income is classified with investment securities.

RECEIVABLES Receivables, except first mortgages held for trade, are carried at amortized cost. Receivables held for trade are those originated or purchased with the intent of current resale. Such receivables, net of related hedges, are carried at market value with changes in this value recorded in current earnings. The company periodically sells receivables from its home equity, bankcard and merchant participation portfolios. Because these receivables were originated with variable rates of interest or rates comparable to those currently offered by the company for such receivables, carrying value approximates market value.
        Finance income is earned using the effective yield method and classified on the balance sheets, to the extent not collected, with the related receivables. Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. Annual fees on bankcards are netted with direct lending costs associated with the issuance of the cards. The net amount is deferred and amortized on a straight-line basis over one year. Net deferred direct lending costs related to bankcard receivables totaled $24 and $9 million at December 31, 1993 and 1992, respectively.
        Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets since payments on such policies generally are used to reduce outstanding receivables. Provisions for credit losses are made in amounts sufficient to maintain reserves at a level considered adequate to cover probable losses of principal and earned interest in the existing portfolio of owned receivables. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience and, for commercial loans, based on a specific loan review process as well as management's assessment of general reserve requirements. These estimates are reviewed periodically, and adjustments are reported in earnings in the periods in which they become known. The company's chargeoff policy for all consumer receivables is based on contractual delinquency over periods ranging from 4 to 9 months. Commercial loans are written off when it becomes apparent that an account is uncollectible.

LIQUIDATING COMMERCIAL ASSETS The company has discontinued selected, high-risk, commercial product lines. These assets are managed separately from the continuing core businesses and therefore have been presented separately for financial reporting purposes. Liquidating commercial assets are recorded in the accompanying balance sheets at amortized cost net of reserves for credit losses. The carrying value recorded does not exceed amounts estimated to be recoverable, which is consistent with the current intent to hold these assets and collect or otherwise dispose of them in the normal course of business. These assets are accounted for consistent with accounting policies discussed herein.

NONACCRUAL LOANS Nonaccrual loans are loans on which accrual of interest has been suspended. Interest income is suspended on all consumer and commercial loans when principal or interest payments are more than three months contractually past due, except for bankcards and private-label credit cards, which are included in the merchant participation product line. On these credit card receivables, interest continues to accrue until the receivable is charged off. There were no commercial loans at December 31, 1993 which were 90 days or more past due which remained on accrual status. Accrual of income on nonaccrual consumer receivables is not resumed until such receivables become less than three months contractually past due. Accrual of income on nonaccrual commercial loans is not resumed until such loans become contractually current.

RECEIVABLES SOLD AND SERVICED WITH LIMITED RECOURSE AND SECURITIZATION INCOME Certain home equity, bankcard and merchant participation receivables have been securitized and sold to investors with limited recourse. The servicing rights to these receivables have been retained by the company. Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be recognized over the life of the receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables sold and securities issued, delinquency of receivables sold, normal servicing fees, operating expenses and other factors. The resulting gain is reduced by establishing a reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying statements of income as securitization and servicing fee income.

RECEIVABLES SOLD AND SERVICED WITH NO RECOURSE Certain first mortgage receivables are originated and routinely sold to investors with servicing rights retained by the company. Excess servicing rights of $32 and $21 million were recorded at December 31, 1993 and 1992, respectively, related to these sales. These excess servicing rights are amortized over the expected repayment patterns of the underlying loans, not to exceed 10 years. The average amortization period was approximately 8 years in 1993, 1992 and 1991. The company routinely purchases first mortgage receivable servicing rights, referred to as purchased mortgage servicing rights ("PMSR"). PMSR totaled $180.4 and $138.2 million at December 31, 1993 and 1992, respectively, and are amortized in a manner which corresponds to the estimated net servicing revenue stream over their estimated useful life not to exceed 15 years. The average amortization period was approximately 8 years in 1993, 1992 and 1991. The company periodically evaluates the carrying value of its capitalized servicing rights in light of the actual repayment experience of the underlying loans and makes adjustments to reduce the carrying value where appropriate. Servicing income and amortization of excess servicing rights and PMSR are included in securitization and servicing fee income in the statements of income.

PROPERTIES AND EQUIPMENT Properties and equipment are recorded at cost and depreciated over their estimated useful lives principally using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

REAL ESTATE OWNED Real estate owned, which is included in assets acquired through foreclosure on the accompanying balance sheets, is valued at the lower of cost or fair value less estimated costs to sell. Costs of holding this real estate, and related gains and losses on disposition, are credited or charged to operations as incurred. These values are periodically reviewed and reduced, if appropriate.

INSURANCE Premiums for ordinary life policies are recognized when due. Premiums for credit insurance are recognized over the period at risk in relationship to anticipated claims. Premiums received on single premium life, universal life and annuity policies ("interest sensitive policies') are considered insurance deposits. Revenues on interest sensitive policies consist of contract charges against policyholders' accounts and are reported in the period assessed. Costs associated with acquisition of insurance risks are deferred and generally amortized in relation to premium revenues on ordinary and credit insurance and in relation to gross profits on interest sensitive policies. Amortization of deferred insurance policy acquisition costs has been adjusted for unrealized gains or losses on available-for-sale investments on the same basis as if the gains or losses were realized. Such amortization related to unrealized gains or losses has been netted against the unrealized gains or losses as an adjustment to common shareholders' equity.
        Liability for future contract benefits on interest sensitive policies is computed in accordance with the retrospective deposit method using interest rates which vary with rates credited to policyholders' accounts. Liabilities for future policy benefits on other life insurance products generally are computed using the net level premium method, based upon estimated future investment yields, mortality and withdrawals appropriate when the policies were issued. Mortality and withdrawal assumptions principally are based on industry tables. Policy and contract claim reserves are based on estimated settlement amounts for both reported and incurred but not reported losses.

ACQUIRED INTANGIBLES Acquired intangibles consist of the cost of investments in excess of net tangible assets acquired and acquired credit card relationships. Acquired credit card relationships are amortized on a straight-line basis over their estimated remaining lives, not to exceed 10 years. Other intangible assets are amortized using straight-line and other methods over their estimated useful lives, not to exceed 15 years. The average amortization period for acquired intangibles was approximately 7 years in 1993 and 8 years in both 1992 and 1991.

TREASURY STOCK The company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Repurchases of convertible preferred stock subject to mandatory redemption are accounted for using the par value method with the excess of cost over stated value of repurchased preferred stock charged to retained earnings. Treasury stock reissued is removed from the accounts at average cost.

INTEREST RATE CONTRACTS The company enters into a variety of interest rate contracts in the management of its interest rate exposure and in its trading activities. For interest rate swaps that are designated as hedges, the interest rate differential to be paid or received is accrued and included in interest expense. For interest rate futures, options, caps and floors and forward contracts that qualify as hedges, realized and unrealized gains and losses are deferred and amortized over the lives of the hedged items as adjustments to interest expense. Realized and unrealized gains and losses on contracts that do not qualify as hedges are included in other income.

FOREIGN CURRENCY TRANSLATION Foreign subsidiary assets and liabilities are located in the United Kingdom, Canada and Australia. The functional currency for each subsidiary is its local currency. Foreign subsidiary financial data are translated into U.S. dollars at the current exchange rate, and translation adjustments are accumulated as a separate component of common shareholders' equity. The company enters into forward exchange contracts to hedge its investment in foreign subsidiaries. After-tax gains and losses on contracts to hedge foreign currency fluctuations are included in the foreign currency translation adjustment in common shareholders' equity. Effects of foreign currency translation in the statements of cash flows are offset against the cumulative foreign currency adjustment, except for the impact on cash. Foreign currency transaction gains and losses are included in income as they occur.

INCOME TAXES The company and its eligible subsidiaries file a consolidated federal income tax return. Investment tax credits generated by leveraged leases are accounted for by the deferral method.
        The company adopted Statement of Financial Accounting Standards No. 109, "Accounting For Income Taxes" ("FAS No. 109") effective January 1, 1993 which requires that deferred tax assets and liabilities, other than those associated with leveraged leasing transactions, be adjusted to the tax rates expected to apply in the periods in which the deferred tax assets and liabilities are expected to be realized or settled.

 2. INVESTMENT SECURITIES

                                                       1993                       1992
                                     ----------------------     ----------------------
In millions.                         CARRYING                   Carrying
At December 31                          VALUE    FAIR VALUE        Value    Fair Value
- --------------                       --------    ----------     --------    ----------
TRADING INVESTMENTS
Government securities and other      $  108.8      $  108.8     $   39.8      $   39.8
                                     --------      --------     --------      --------

AVAILABLE-FOR-SALE INVESTMENTS
Marketable equity securities:
  Common stocks                          18.5          18.5         10.8          10.8
  Preferred stocks                       66.3          66.3         85.8          85.8
Corporate securities                  2,047.1       2,047.1        323.3         323.3
Government securities                   536.3         536.3         82.3          82.3
Mortgage-backed securities            1,983.9       1,983.9        634.7         648.9
Other                                   347.8         347.8           --            --
                                     --------      --------     --------      --------
Subtotal                              4,999.9       4,999.9      1,136.9       1,151.1
                                     --------      --------     --------      --------

HELD-TO-MATURITY INVESTMENTS
Corporate securities                  1,852.3       2,049.4      2,956.8       3,104.7
Government securities                    34.5          36.7        181.7         186.9
Mortgage-backed securities              882.1         928.1      2,024.5       2,084.8
Mortgage loans on real estate           222.4         226.0        351.0         365.7
Policy loans                             81.6          81.6         75.2          75.2
Other                                   494.6         496.1        508.2         509.5
                                     --------      --------     --------      --------
Subtotal                              3,567.5       3,817.9      6,097.4       6,326.8
                                     --------      --------     --------      --------
Accrued investment income               118.9         118.9        115.7         115.7
                                     --------      --------     --------      --------
Total investment securities          $8,795.1      $9,045.5     $7,389.8      $7,633.4
                                     ========      ========     ========      ========

The company's insurance subsidiaries held $6.7 and $5.7 billion of the investment securities at December 31, 1993 and 1992, respectively. Policy loans and mortgage loans on real estate held by the company's insurance subsidiaries are classified as investment securities, consistent with insurance industry practice.
   Included in the company's earnings for 1993, 1992 and 1991 were changes in net unrealized holding gains (losses) of $1.3, $(3.3) and $6.6 million, respectively, from trading investments.
   Proceeds from the sale of available-for-sale investments totaled approximately $1.2 billion in both 1993 and 1992. Gross gains of $49.7 and $31.1 million and gross losses of $7.9 and $21.9 million in 1993 and 1992, respectively, were realized on those sales. There were no investments classified as available-for-sale in 1991.
   The amortized cost of held-to-maturity investments transferred to available-for-sale in 1993 was $3.7 billion. Proceeds from sales of held-to-maturity investments were $834.3 million, $871.4 million and $2.2 billion during 1993, 1992 and 1991, respectively. Sales and transfers of held-to-maturity investments in 1993 were due to restructuring of the investment security portfolio in anticipation of the adoption of FAS No. 115 on December 31, 1993. Approximately $400 and $800 million of sales proceeds in 1992 and 1991 were related to a decision made in 1991 to restructure held-to-maturity investments to significantly reduce exposure in the company's non-investment grade bond portfolio. Gross gains of $48.1, $35.4 and $59.3 million and gross losses of $9.6, $15.9 and $28.0 million were realized on sales of held-to-maturity investments in 1993, 1992 and 1991, respectively.

The gross unrealized gains (losses) on investment securities were as follows:

                                                                            1993                                              1992
                                ------------------------------------------------    ----------------------------------------------
                                                 GROSS        GROSS                                  Gross        Gross
In millions.                    AMORTIZED   UNREALIZED   UNREALIZED         FAIR    Amortized   Unrealized   Unrealized       Fair
At December 31                       COST        GAINS       LOSSES        VALUE         Cost        Gains       Losses      Value
- --------------                  ---------   ----------   ----------     --------    ---------   ----------   ----------   --------
AVAILABLE-FOR-SALE INVESTMENTS
Marketable equity securities:
  Common stocks                  $   16.9       $  1.7       $  (.1)    $   18.5     $   10.1       $   .8       $  (.1)  $   10.8
  Preferred stocks                   63.8          4.2         (1.7)        66.3         89.6          2.1         (5.9)      85.8
Corporate securities              1,960.4         95.9         (9.2)     2,047.1        324.3         11.0        (12.0)     323.3
Government securities               531.9          6.3         (1.9)       536.3         79.2          3.2          (.1)      82.3
Mortgage-backed securities        1,926.3         63.2         (5.6)     1,983.9        638.6         15.1         (4.8)     648.9
Other                               347.8           --           --        347.8           --           --           --         --
                                 --------       ------       ------     --------     --------       ------       ------   --------
Total available-for-sale
  investments                    $4,847.1       $171.3       $(18.5)    $4,999.9     $1,141.8       $ 32.2       $(22.9)  $1,151.1
                                 ========       ======       ======     ========     ========       ======       ======   ========
HELD-TO-MATURITY INVESTMENTS
Corporate securities             $1,852.3       $202.9       $ (5.8)    $2,049.4     $2,956.8       $154.5       $ (6.6)  $3,104.7
Government securities                34.5          2.2           --         36.7        181.7          5.6          (.4)     186.9
Mortgage-backed securities          882.1         48.5         (2.5)       928.1      2,024.5         69.9         (9.6)   2,084.8
Mortgage loans on real estate       222.4          6.2         (2.6)       226.0        351.0         18.8         (4.1)     365.7
Policy loans                         81.6           --           --         81.6         75.2           --           --       75.2
Other                               494.6          1.5           --        496.1        508.2          1.5          (.2)     509.5
                                 --------       ------       ------     --------     --------        -----       ------   --------
Total held-to-maturity
  investments                    $3,567.5       $261.3       $(10.9)    $3,817.9     $6,097.4       $250.3       $(20.9)  $6,326.8
                                 ========       ======       ======     ========     ========       ======       ======   ========

See Note 13, "Fair Value of Financial Instruments" for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.
        As of December 31, 1993 the company did not hold any debt or equity securities from a single issuer that exceeded 10 percent of the company's shareholders' equity.

        Contractual maturities and yields of investments in debt securities available-for-sale and held-to-maturity were as follows:

                                          Corporate Securities         Government Securities      All Other Debt Securities
                                   ---------------------------    --------------------------   ----------------------------
In millions.                       Amortized      Fair            Amortized     Fair           Amortized     Fair
At December 31, 1993                    Cost     Value  Yield*         Cost    Value  Yield*        Cost    Value    Yield*
- --------------------               ---------     -----  ------    ---------    -----  ------   ---------   ------- --------
AVAILABLE-FOR-SALE INVESTMENTS
Due within 1 year                   $    7.3  $    7.5   8.10%       $206.6   $206.9   4.35%    $  545.0  $  543.8    3.76%
After 1 but within 5 years             139.0     145.2   7.51         152.1    153.7   5.06           --        --      --
After 5 but within 10 years          1,151.4   1,194.7   7.43         153.3    153.6   5.88        162.2     171.0    8.08
After 10 years                         662.7     699.7   7.70          19.9     22.1   8.04      1,294.8   1,344.8    6.73
                                    --------  --------   ----        ------   ------   ----     --------  --------    ----
Total                               $1,960.4  $2,047.1   7.53%       $531.9   $536.3   5.13%    $2,002.0  $2,059.6    6.03%
                                    ========  ========  =====        ======   ======   ====     ========  ========    ====

HELD-TO-MATURITY INVESTMENTS
Due within 1 year                   $   67.0  $   68.3  10.61%       $  2.3   $  2.4   6.44%    $   10.7  $   10.7    4.62%
After 1 but within 5 years             276.2     304.3   9.57           3.6      3.7   5.88           --        --      --
After 5 but within 10 years            447.2     496.9   8.83          16.2     17.0   6.66        148.8     157.7    6.60
After 10 years                       1,061.9   1,179.9   8.78          12.4     13.6   9.69        868.9     907.4    8.59
                                    --------  --------   ----        ------   ------   ----     --------  --------    ----
Total                               $1,852.3  $2,049.4   8.98%       $ 34.5   $ 36.7   7.65%    $1,028.4  $1,075.8    8.26%
                                    ========  ========  =====        ======   ======   ====     ========  ========    ====

*Computed by dividing annualized interest by the amortized cost of the respective investment securities.

3. FINANCE AND BANKING RECEIVABLES

In millions.
At December 31                                                                     1993               1992
- --------------                                                                ---------          ---------
First mortgage                                                                $ 3,534.1          $ 4,513.8
Home equity                                                                     2,850.9            2,943.6
Other secured                                                                     875.4              827.9
Bankcard                                                                        4,356.9            3,416.9
Merchant participation                                                          2,636.5            2,063.8
Other unsecured                                                                 4,320.8            3,850.6
Equipment financing and other                                                     765.9              832.7
                                                                              ---------          ---------
Receivables owned                                                              19,340.5           18,449.3
Accrued finance charges                                                           251.8              257.7
Credit loss reserve for owned receivables                                        (424.0)            (345.8)
Unearned credit insurance premiums and claims reserves                           (117.5)            (113.7)
Amounts due and deferred from receivables sales                                   735.0              873.8
Reserve for receivables serviced with limited recourse                           (222.8)            (160.7)
                                                                              ---------          ---------
Total receivables owned, net                                                   19,563.0           18,960.6
Receivables serviced with limited recourse                                      9,827.8            7,946.3
Receivables serviced with no recourse                                          15,229.4           11,406.7
                                                                              ---------          ---------
Total receivables owned or serviced, net                                      $44,620.2          $38,313.6
                                                                              =========          =========

Foreign receivables included in receivables owned were as follows:

                                                                                 1993                                  1992
                                                     --------------------------------       -------------------------------
In millions.                                                     UNITED                                 United
At December 31                                        CANADA    KINGDOM     AUSTRALIA        Canada    Kingdom    Australia
- --------------                                        ------    -------     ---------        ------    -------    ---------
First mortgage                                      $  789.3   $   54.1            --      $  861.0   $   63.1           --
Home equity                                            384.5      127.0        $ 76.6         508.9      130.7       $ 67.0
Other secured                                           71.4         --         161.1          91.4         --        176.7
Merchant participation                                 225.9      356.2          30.7         248.0      267.3         34.1
Other unsecured                                        394.2      613.8         106.6         403.0      622.3        133.3
                                                    --------   --------        ------      --------   --------       ------
Total                                               $1,865.3   $1,151.1        $375.0      $2,112.3   $1,083.4       $411.1
                                                    ========   ========        ======      ========   ========       ======

Advances from the Federal Home Loan Bank and other borrowings of the company's banking subsidiary were secured by first mortgage receivables totaling approximately $1.0 billion at December 31, 1993. Receivables held for trade which are first mortgage loans that were originated or purchased with the intent to be resold totaled $661.7 and $246.0 million at December 31, 1993 and 1992, respectively.
        The company has securitized and sold certain receivables which it services with limited recourse. Securitizations and sales of receivables, including replenishments of certificate holders interests, were as follows:

In millions.
Year ended December 31                                                               1993          1992          1991
- ----------------------                                                           --------      --------      --------
Home equity                                                                      $1,667.5      $1,986.4      $1,858.3
Bankcard                                                                          7,563.2       2,335.6       2,430.2
Merchant participation                                                              213.6         484.9         445.7
Other unsecured                                                                        --            --          75.2
                                                                                 --------      --------      --------
Total                                                                            $9,444.3      $4,806.9      $4,809.4
                                                                                 ========      ========      ========

The outstanding balance of receivables serviced with limited recourse consisted of the following:

In millions.
At December 31                                                                                   1993            1992
- --------------                                                                               --------        --------
Home equity                                                                                  $5,029.5        $4,799.3
Bankcard                                                                                      4,485.7         2,309.7
Merchant participation                                                                          312.6           602.5
Other unsecured                                                                                    --           234.8
                                                                                             --------        --------
Total                                                                                        $9,827.8        $7,946.3
                                                                                             ========        ========


The combination of receivables owned and receivables serviced with limited recourse, which the company considers its managed portfolio, is shown below:

In millions.
At December 31                                               1993          1992
- --------------                                          ---------     ---------
First mortgage                                          $ 3,534.1     $ 4,513.8
Home equity                                               7,880.4       7,742.9
Other secured                                               875.4         827.9
Bankcard                                                  8,842.6       5,726.6
Merchant participation                                    2,949.1       2,666.3
Other unsecured                                           4,320.8       4,085.4
Equipment financing and other                               765.9         832.7
                                                        ---------     ---------
Receivables managed                                     $29,168.3     $26,395.6
                                                        =========     =========

For certain securitizations, wholly-owned subsidiaries were created (HRSI Funding, Inc., HFS Funding Corporation, Household Finance Receivables Corporation II, Household Receivables Funding Corporation II, and HFC Funding Corporation) for the limited purpose of consummating such transactions.
     The amount due and deferred from receivables sales of $735.0 million at December 31, 1993 included unamortized excess servicing assets and funds established pursuant to the recourse provisions and holdback reserves for certain sales totaling $608.4 million. The amount due and deferred also included customer payments not yet remitted by the securitization trustee to the company. In addition, the company has made guarantees relating to certain securitizations of $281.3 million plus unpaid interest and has subordinated interests in certain transactions, which are recorded as receivables, for $190.8 million at December 31, 1993. The company maintains credit loss reserves pursuant to the recourse provisions for receivables serviced with limited recourse which are based on estimated probable losses under such provisions. These reserves totaled $222.8 million at December 31, 1993 and represent the company's best estimate of probable losses on receivables serviced with limited recourse.

Contractual maturities of owned receivables were as follows:

In millions.                                                                                     There-
At December 31, 1993           1994          1995          1996          1997        1998         after          Total
- --------------------       --------      --------      --------      --------      ------      --------      ---------

First mortgage             $  360.2      $  107.3      $  119.2      $  179.4      $194.2      $2,573.8      $ 3,534.1
Home equity                   851.2         345.4         228.8         178.5       138.2       1,108.8        2,850.9
Other secured                 214.0         137.8          94.2         128.3        96.5         204.6          875.4
Bankcard                      760.2         763.7         799.3         825.2       156.2       1,052.3        4,356.9
Merchant participation      1,403.9         663.7         370.7         151.2        15.8          31.2        2,636.5
Other unsecured             1,787.6         792.2         498.3         311.4       204.4         726.9        4,320.8
Equipment financing
   and other                   67.0          32.5          55.2          29.7        79.9         501.6          765.9
                           --------      --------      --------      --------      ------      --------      ---------
Total                      $5,444.1      $2,842.6      $2,165.7      $1,803.7      $885.2      $6,199.2      $19,340.5
                           ========      ========      ========      ========      =======     ========      =========

First mortgages have maximum terms of up to 30 years, whereas other consumer receivables have substantially shorter maximum terms. A substantial portion of all consumer receivables, based on the company's experience, will be paid prior to contractual maturity. This tabulation, therefore, is not to be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding bankcard receivables, approximated 44 and 41 percent in 1993 and 1992, respectively.
     The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

                                                                                    Over 1
In millions.                                                                    But Within
At December 31, 1993                                                               5 years         5 Years
- --------------------                                                              --------        --------
Receivables at predetermined interest rates                                       $3,281.1        $3,775.4
Receivables at floating or adjustable rates                                        4,416.1         2,423.8
                                                                                  --------        --------
Total                                                                             $7,697.2        $6,199.2
                                                                                  ========        ========

Finance and Banking nonaccrual owned receivables totaled $409.1 million at December 31, 1993 including $145.4 million relating to foreign operations. Interest income that would have been recorded in 1993 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $63 million, including $27 million relating to foreign operations. Interest income that was included in net income for 1993 on those receivables was approximately $32 million, including $12 million relating to foreign operations. For further information on nonperforming assets, see Credit Quality Statistics on pages 37 and 46.
        For an analysis of Finance and Banking reserves for credit losses, see pages 35 and 36.

4. LIQUIDATING COMMERCIAL ASSETS

In millions.
At December 31                                               1993            1992
- ----------------                                         --------         -------
Receivables
  Commercial real estate                                 $  297.1        $  349.4
  Acquisition finance and other                             892.8         1,269.6
                                                         --------        --------
Receivables owned                                         1,189.9         1,619.0
Accrued finance charges                                       9.2            12.1
Reserve for credit losses                                  (172.9)         (203.3)
                                                         --------        --------
Total receivables owned, net                              1,026.2         1,427.8
Real estate owned                                           256.6           249.6
Other assets                                                272.9           173.8
                                                         --------        --------
Total liquidating commercial assets                      $1,555.7        $1,851.2
                                                         ========        ========


At December 31, 1993 contractual maturities of receivables were: Within 1 year--$207.3 million; 1-2 years--$99.1 million; 2-3 years--$249.1 million; 3-4 years--$158.9 million; 4-5 years--$129.9 million and over 5 years--$345.6 million. Receivables with predetermined interest rates maturing in over 1 year but within 5 years were $331.1 million, and those maturing in over 5 years were $288.2 million. Receivables with floating or adjustable rates maturing in over 1 year but within 5 years were $305.9 million, and those maturing in over 5 years were $57.4 million.
        See pages 35 and 36 for an analysis of the liquidating commercial assets reserve for credit losses.
        Liquidating commercial nonaccrual loans totaled $228.7 million at December 31, 1993. See page 37 for nonaccrual data for prior years. Interest income that would have been recorded in 1993 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $33 million. Interest income that was included in net income in 1993 on those receivables was approximately $2 million.
        Renegotiated loans included in liquidating commercial assets at December 31, 1993 totaled $28.7 million. The company recorded $2.5 million of interest earned on such loans in 1993. Had the loans been performing in accordance with their original terms, interest income in 1993 would have been approximately $4 million higher. There were $.7 million of commitments at December 31, 1993 to lend additional funds to borrowers whose loans were renegotiated. See page 37 and pages 48 and 49 for further information on nonperforming assets.

5. DEPOSITS

                                                                                             1993                    1992
                                                                               ------------------      ------------------
                                                                                         WEIGHTED                Weighted
All dollar amounts are stated in millions.                                                AVERAGE                 Average
At December 31                                                                   AMOUNT      RATE        Amount      Rate
- ------------------------------------------                                     --------  --------      --------  --------
DOMESTIC
Time certificates                                                              $3,094.4       3.6%     $3,706.9       5.6%
Savings accounts                                                                2,287.9       2.9       2,130.4       3.3
Demand accounts                                                                   702.9       1.0         644.9       1.4
                                                                               --------       ---      --------      ----
Total domestic deposits                                                         6,085.2       3.0       6,482.2       4.4
                                                                               --------       ---      --------      ----
FOREIGN
Time certificates                                                               1,157.8       8.2       1,338.7      10.3
Savings accounts                                                                  268.5       5.5         188.4       8.5
Demand accounts                                                                     4.6       3.7          21.0       5.5
                                                                               --------       ---      --------      ----
Total foreign deposits                                                          1,430.9       7.7       1,548.1      10.1
                                                                               --------       ---      --------      ----
Total deposits                                                                 $7,516.1       3.9%     $8,030.3       5.5%
                                                                               ========       ===      ========      ====


Average deposits and related weighted average interest rates were as follows:

                                                                1993                         1992                         1991
                                              ----------------------       ----------------------       ----------------------
                                               AVERAGE      WEIGHTED        Average      Weighted        Average      Weighted
All dollar amounts are stated in millions.    DEPOSITS AVERAGE RATES       Deposits Average Rates       Deposits Average Rates
- ------------------------------------------    -------- -------------       -------- -------------       -------- -------------
DOMESTIC
Time certificates                             $3,368.3           3.9%      $3,952.1           5.8%      $3,996.8           7.4%
Savings and demand accounts                    2,875.9           2.5        2,687.9           3.0        1,987.3           4.6
                                              --------           ---       --------          ----       --------          ----
Total domestic deposits                        6,244.2           3.3        6,640.0           4.7        5,984.1           6.5
                                              --------           ---       --------          ----       --------          ----
FOREIGN
Time certificates                              1,278.5           8.2        1,122.2          10.7        1,169.2          11.2
Savings and demand accounts                      212.3           5.8          224.7          10.1          581.5          12.1
                                              --------           ---       --------          ----       --------          ----
Total foreign deposits                         1,490.8           7.9        1,346.9          10.6        1,750.7          11.5
                                              --------           ---       --------          ----       --------          ----
Total deposits                                $7,735.0           4.2%      $7,986.9           5.8%      $7,734.8           7.7%
                                              ========           ===       ========          ====       ========          ====


Interest expense on deposits was $321.2, $462.9 and $595.1 million for 1993, 1992 and 1991, respectively. Interest expense on domestic deposits was $203.9, $309.3 and $387.9 million for 1993, 1992 and 1991, respectively.

        Maturities of time certificates in amounts of $100,000 or more were:

In millions.
At December 31, 1993                                                                               Domestic    Foreign     Total
- --------------------                                                                               --------    -------    ------
3 months or less                                                                                     $ 61.3     $102.4    $163.7
Over 3 months through 6 months                                                                         40.8       75.0     115.8
Over 6 months through 12 months                                                                        49.0        7.4      56.4
Over 12 months                                                                                        104.8        7.9     112.7
                                                                                                     ------     ------    ------
Total                                                                                                $255.9     $192.7    $448.6
                                                                                                     ======     ======    ======

Contractual maturities of time certificates within each interest rate range were as follows:

In millions.
At December 31, 1993         1994        1995       1996        1997        1998    Thereafter       Total
- --------------------     --------      ------     ------      ------       -----    ----------    --------
INTEREST RATE
        <  4.00%         $1,359.4      $129.8     $ 22.3      $   .5       $  .2        $   .2    $1,512.4
4.00%  --  5.99%            613.7       199.6       77.5        37.0        57.9          34.9     1,020.6
6.00%  --  7.99%            329.1        55.7      118.3        22.2        24.2         116.6       666.1
8.00%  --  9.99%            220.6       154.5      108.7       298.7        12.5          61.1       856.1
10.00% -- 13.99%             87.8        85.8       21.6          .2         1.3            .3       197.0
                         --------      ------     ------      ------       -----        ------    --------
Total                    $2,610.6      $625.4     $348.4      $358.6       $96.1        $213.1    $4,252.2
                         ========      ======     ======      ======       =====        ======    ========


6. COMMERCIAL PAPER, BANK AND OTHER BORROWINGS

                                                                Bank and
All dollar amounts are stated in millions.    Commercial           Other
At December 31                                    Paper*      Borrowings           Total
- --------------                                 ---------      ----------        --------
1993
Balance                                         $4,123.5        $1,518.6        $5,642.1
Highest aggregate month-end balance                   --              --         6,582.4
Average borrowings                               3,826.9         1,978.8         5,805.7
Weighted average interest rate:
 At year end                                         3.7%            5.2%            4.1%
 Paid during year                                    3.7%            5.5%            4.3%
                                                --------        --------        --------
1992
Balance                                         $3,519.9        $1,733.4        $5,253.3
Highest aggregate month-end balance                   --              --         5,636.1
Average borrowings                               3,721.7         1,377.7         5,099.4
Weighted average interest rate:
 At year end                                         4.3%            5.4%            4.7%
 Paid during year                                    4.1%            8.1%            5.2%
                                                --------        --------        --------
1991
Balance                                         $2,765.8        $1,376.6        $4,142.4
Highest aggregate month-end balance                   --              --         6,311.8
Average borrowings                               3,778.3         1,759.9         5,538.2
Weighted average interest rate:
 At year end                                         5.9%            8.8%            6.8%
 Paid during year                                    6.4%            8.6%            7.1%
                                                --------        --------        --------

*Included in outstanding balances at year-end 1993, 1992, and 1991 were commercial paper obligations of foreign subsidiaries of $583.3, $487.6 and $522.6 million, respectively.

Interest expense for commercial paper, bank and other borrowings totaled $251.1, $263.2 and $391.2 million for 1993, 1992 and 1991, respectively.
        The company maintains various bank credit agreements primarily to support commercial paper borrowings. At December 31, 1993 the company had total bank credit agreements of $5.3 billion, of which $4.3 billion were unused.

Formal credit lines are reviewed annually, and revolving credit agreements expire at various dates from 1994 to 1997. Borrowings under credit agreements generally are available at the prime rate or at a surcharge over the London Interbank Offered Rate (LIBOR). Annual commitment fee requirements to support availability of credit agreements at December 31, 1993 totaled $9.3 million.

7. SENIOR AND SENIOR SUBORDINATED DEBT (WITH ORIGINAL MATURITIES OVER ONE YEAR)

In millions.
At December 31                                                                                1993             1992
- --------------                                                                            --------         --------
SENIOR DEBT
3.75% to 7.49%; due 1994 to 2003                                                          $1,706.3         $1,044.7
7.5% to 7.99%; due 1994 to 2003                                                            1,627.9          1,351.2
8.0% to 8.99%; due 1994 to 2002                                                            1,162.3          1,553.8
9.0% to 9.99%; due 1994 to 2001                                                            1,477.7          1,839.6
10.0% to 12.99%; due 1994 to 2001                                                            344.8            587.9
Variable interest rate debt; 2.98% to 8.26%; due 1994 to 2015                              1,778.5          1,372.6

SENIOR SUBORDINATED DEBT
6.5% to 9.63%; due 2000 to 2003                                                              685.0            733.7
10.13% to 11.15%; due 1996 to 1998                                                           215.0            314.7

PREFERRED STOCK OF SUBSIDIARIES
Household Finance Corporation
  Exchangeable money market cumulative preferred Series A, 100 shares                           --             50.0
  7.25% term cumulative preferred Series 1992-A, 1,000,000 depositary shares*                100.0            100.0
Household Global Funding
  9.85% term cumulative preferred, 18 and 40 shares in 1993 and 1992, respectively            36.0             80.0
Unamortized discount                                                                         (19.7)           (13.8)
                                                                                          --------         --------
Total senior and senior subordinated debt                                                 $9,113.8         $9,014.4
                                                                                          ========         ========

*Depositary share represents 1/3000 share of preferred stock.

Weighted average interest rates, excluding the impact of interest rate swap agreements, were 7.5, 8.1 and 8.8 percent at December 31, 1993, 1992 and 1991, respectively. Including the impact of interest rate swap agreements, weighted average interest rates were 5.1, 6.4 and 8.2 percent at December 31, 1993, 1992 and 1991, respectively. The dividends on the preferred stock of subsidiaries have been classified in the statements of income as interest expense. Interest expense for senior and senior subordinated debt was $577.2, $694.1 and $900.6 million for 1993, 1992 and 1991, respectively.
     Maturities of senior and senior subordinated debt were:

In millions.
At December 31, 1993
- --------------------
1994                            $2,210.5
1995                             1,236.8
1996                             1,658.8
1997                             1,042.7
1998                               584.0
Thereafter                       2,381.0
                                --------
Total                           $9,113.8
                                ========

At December 31, 1993 the preferred stock of Household Finance Corporation ("HFC"), a wholly-owned subsidiary of the company, represented $100 million of term cumulative preferred stock. The term cumulative preferred stock is non-voting and has a dividend rate of 7.25 percent, is not redeemable at the option of the company prior to the mandatory redemption date of August 15, 1997 and has a liquidation value of $100 per depositary share. On October 1, 1993 HFC's exchangeable money market cumulative preferred stock was redeemed in whole for $500,000 per share plus accrued and unpaid dividends.
     The preferred stock of Household Global Funding, Inc. ("Global") represented term cumulative preferred stock. The term cumulative preferred stock has a dividend rate of 9.85 percent, is not redeemable at the option of the company prior to the mandatory redemption date of October 1, 1996 and has a liquidation value of $2 million per share. During 1993 Global exchanged $44 million of the 9.85 percent term cumulative preferred stock for an identical amount of fixed rate senior debt maturing on October 1, 1996. In January 1994 Global exchanged an additional $22 million of the 9.85 percent term cumulative preferred stock for an identical amount of fixed rate senior debt maturing on October 1, 1996.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In connection with its asset/liability management program and in the normal course of business, the company enters into various transactions involving off-balance sheet financial instruments. These instruments are used to reduce the company's exposure to fluctuations in interest rates and foreign exchange rates, and to a lesser extent for proprietary trading purposes or to meet the financing needs of its customers. The company does not serve as a financial intermediary to make markets in any off-balance sheet financial instruments. These financial instruments, which include interest rate contracts, foreign exchange rate contracts, commitments to extend credit, financial guarantees and recourse obligations have varying degrees of credit risk and/or market risk.

CREDIT RISK Credit risk is the possibility that a loss may occur because the counterparty to a transaction fails to perform according to the terms of the contract. The company's exposure to credit loss under commitments to extend credit, financial guarantees and recourse obligations is represented by the contract amount. The company's credit quality and collateral policies for commitments and guarantees are the same as those for receivables that are recorded on the balance sheet. The company's exposure to credit loss related to interest rate swaps, cap and floor transactions, forward and futures contracts and options is the amount of uncollected interest or premium related to these instruments. These interest rate related instruments are generally expressed in terms of notional principal or contract amounts which are much larger than the amounts potentially at risk for nonpayment by counterparties. The company controls the credit risk of its off-balance sheet financial instruments through established credit approvals, risk control limits and ongoing monitoring procedures. The company has never experienced nonperformance by any counterparty.

MARKET RISK Market risk is the possibility that a change in interest rates or foreign exchange rates will cause a financial instrument to decrease in value or become more costly to settle. The company mitigates this risk by establishing limits for positions and other controls and by entering into counterbalancing positions.

OFF-BALANCE SHEET INTEREST RATE AND FOREIGN EXCHANGE CONTRACTS The following tables summarize the notional amounts of the company's off-balance sheet interest rate and foreign exchange contracts:

                                         Notional                      Matured or                   Notional       Fair
In millions.                               Amount              New        Expired    Terminated       Amount      Value
At December 31                               1992*       Contracts      Contracts     Contracts         1993*      1993
- --------------                          ---------        ---------     ----------    ----------    ---------    -------
HEDGING INSTRUMENTS
Interest rate swaps                     $10,418.3         $8,866.5      $(3,384.5)     $ (920.5)   $14,979.8     $299.8
Forwards and futures, net                  (559.3)         3,347.4       (3,995.5)        263.2       (944.2)       (.9)
Options, net                                 85.5           (248.3)         173.6         (11.2)         (.4)        --
Other risk management instruments           435.3          1,203.1         (222.1)           --      1,416.3       49.3
                                        =========         ========      =========      ========    =========     ======
                                                                         Notional                   Notional       Fair
In millions.                                                               Amount           Net       Amount      Value
At December 31                                                              1992*        Change        1993*       1993
- --------------                                                          ---------      --------    ---------      -----
TRADING INSTRUMENTS
Interest rate swaps                                                     $   100.0           --     $   100.0       $.6
Forwards and futures, net                                                  (397.8)     $ (194.5)      (592.3)      (.7)
Options, net                                                             (7,917.5)      1,180.4     (6,737.1)       .8
Other risk management instruments                                           800.0        (300.0)       500.0        --
                                                                        =========      ========    =========       ===


*Bracketed amounts at year end represent net short positions.

Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. The company utilizes interest rate swaps to allow it to match fund its receivables, which are primarily floating rate, with its liabilities, which are primarily fixed rate. Credit and market risks exist with respect to these instruments.

The following table summarizes the interest rate swaps outstanding:

                                                                             Weighted Average
                                                                               Interest Rates        Weighted
All dollar amounts are stated in millions.                Notional           ----------------         Average
At December 31, 1993                                        Amount             Pay    Receive        Maturity
- --------------------                                      --------            ----    -------        --------
TYPE
Pay a fixed rate/receive a floating rate                 $ 1,121.7            7.72%      3.90%      1.9 years
Pay a floating rate/receive a fixed rate                   9,570.9            3.13       5.57       3.6 years
Pay a floating rate/receive a different floating rate      4,387.2            3.38       3.68       1.5 years
                                                         ---------            ----       ----       ---------
Total                                                    $15,079.8
                                                         =========

Forwards and futures are contracts for delivery at a future date in which the buyer agrees to take delivery of a specified instrument or cash at a specified price. The company has both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. Foreign exchange contracts are utilized by the company to reduce exposure in its foreign operations to fluctuations in exchange rates. Interest rate forward and interest rate futures contracts primarily are used in the company's proprietary trading activities. Interest rate forward and futures contracts also are used to mitigate basis risk which arises due to the difference in movement of market rate indices (prime and LIBOR) on which a large portion of the company's assets and liabilities are priced. For futures, the company's exposure to credit risk is limited as these contracts are traded on organized exchanges and are settled on a daily basis with the exchanges. In contrast, forward contracts have credit risk relating to the performance of the counterparty. These instruments also are subject to market risk. For forward and futures contracts entered into as hedging activities, the company had commitments to purchase of $680.7 and $543.6 million and commitments to sell of $1,624.9 and $1,102.9 million at December 31, 1993 and 1992, respectively. In connection with its trading activities, the company had commitments to purchase of $342.5 and $2,710.2 million and commitments to sell of $934.8 and $3,108.0 million at December 31, 1993 and 1992, respectively.
        Options grant the purchaser the right to either purchase or sell a financial instrument at a specified price within a specified period. The company primarily uses options, both written and purchased, for its proprietary trading activities. Gains and losses from the company's trading activities were immaterial to the financial results of the company. For written options, the company is exposed to market risk but generally not credit risk. The credit risk and market risk associated with purchased options is limited to the premium paid which is recorded on the balance sheet. The company had options purchased for trading activities of $9.7 and $2.7 billion and options written for trading activities of $16.4 and $10.6 billion at December 31, 1993 and 1992, respectively. The company also had options purchased for hedging activities of $69.6 and $100.0 million and options written for hedging activities of $70.0 and $14.5 million at December 31, 1993 and 1992, respectively.
   Other risk management instruments consist of caps and floors and foreign currency swaps. Caps and floors written expose the company to market risk but not to credit risk. Credit and market risk associated with caps and floors purchased is limited to the premium paid which is recorded on the balance sheet.
   Deferred gains of $10.2 and $15.4 million and deferred losses of $22.5 and $16.4 million were recorded on the balance sheet from interest rate risk management instruments at December 31, 1993 and 1992, respectively. The weighted average amortization period associated with the deferred gains was
3.8 years at both December 31, 1993 and 1992. The weighted average amortization period for the deferred losses was 4.0 and 2.2 years at December 31, 1993 and 1992, respectively.
   Interest margin was increased by $207.0, $110.8 and $36.1 million in 1993, 1992 and 1991, respectively, through the use of off-balance sheet interest rate risk management instruments.
   At December 31, 1993 the accrued interest, unamortized premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $78.3 million.

COMMITMENTS AND GUARANTEES The company enters into various commitments and guarantees to meet the financing needs of its customers. However, the company expects a substantial portion of these agreements to expire unexercised.

   The company's significant commitments and guarantees consisted of the following:

In millions.
At December 31                                           1993           1992
- --------------                                      ---------      ---------
Bank and private-label credit cards                 $43,164.0      $29,151.0
Other consumer lines of credit                        2,771.8        2,586.1
Other loan commitments and guarantees                 3,121.1        2,142.3

Commitments to extend credit to consumers represent the unused credit limits on bank and private-label credit cards and on other lines of credit. Commitments on bank and private-label credit cards are cancelable at any time. The company does not require collateral to secure credit card agreements. Other consumer lines of credit include home equity lines of credit, which are secured by residential real estate, and other unsecured lines of credit. Commitments on these lines of credit generally are cancelable by the company when a determination is made that a borrower may not be able to meet the terms of the credit agreement.
   Other loan commitments include commitments to originate and purchase mortgage loans, commitments to fund commercial loans and letters of credit and guarantees for the payment of principal and interest on municipal industrial development bonds.
   Commitments to originate or purchase approved consumer mortgages and commitments to purchase mortgage-backed securities totaled approximately $1.7 and $1.3 billion at December 31, 1993 and 1992, respectively. The company also had commitments to sell loans and mortgage-backed securities of approximately $1.0 and $.5 billion at December 31, 1993 and 1992, respectively.
   Commercial loan commitments, primarily related to the Liquidating
Commercial Lines segment, including working capital lines and letters of credit, totaled $153 and $169 million at December 31, 1993 and 1992, respectively. These commitments are collateralized to varying extents by inventory, receivables, property and equipment and other assets of the borrowers. These commitments were entered into prior to the company's decision to exit these product lines.
   The company has issued guarantees of $146 million at both December 31, 1993 and 1992 for the payment of principal and interest on municipal industrial development bonds. The guarantees expire from 1994 through 1997. The company has security interests in underlying properties for these guarantees, with an average collateral value of 112 and 111 percent of the guarantees at December 31, 1993 and 1992, respectively.

OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
Certain receivables securitized and serviced with limited recourse include floating interest rate provisions whereby the underlying receivables pay a fixed (floating) rate and the pass-through rate to the investor is floating (fixed). Further, in other transactions the underlying receivables reprice based on one index while the pass-through rate reprices on another index. The company manages its exposure to interest rate risk on these financial instruments primarily through the use of interest rate swaps. See
Note 3, "Finance and Banking Receivables," for additional information on securitizations and sales of receivables.

CONCENTRATIONS OF CREDIT RISK A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.
        Because the company primarily lends to consumers, it does not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 1993 and 1992. The company lends nationwide; the following geographic areas comprised more than 10 percent of total managed domestic receivables at December 31, 1993: California--22 percent, Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)--25 percent, Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV)--16 percent, Northeast (CT, ME, MA, NH, NY, RI, VT)--13 percent and Southeast (AL, FL, GA, KY, MS, NC, SC,
TN)--13 percent.

9. CONVERTIBLE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

At December 31, 1993 and 1992 the company had outstanding 385,439 and 720,415 shares, respectively, of the $6.25 cumulative convertible preferred stock subject to mandatory redemption provisions (the "$6.25 stock"). Each share of the $6.25 stock is convertible, at the option of its holder, into
4.654 shares of common stock, is entitled to one vote, as are common shares, and has a liquidation value of $50 per share. Holders of such stock are entitled to payment before any capital distribution is made to common shareholders. The company is required to call for redemption, on an annual basis through 2010, a minimum of 4 percent to a maximum of 8 percent of the

3.5 million originally issued shares and is required to redeem all of the remaining unconverted and unredeemed shares in 2011. The company called for redemption 8 percent of the originally issued shares in both 1993 and 1992.
The company redeemed 2,323 and 4,711 shares for $50 per share in 1993 and 1992, respectively. The remaining shares called, but not redeemed for cash, were converted into common stock. If certain conditions are met, the company may redeem the entire $6.25 stock issue at $50 per share plus accrued and unpaid dividends. At December 31, 1993 1.8 million shares of common stock were reserved for conversion of the $6.25 stock.

10. PREFERRED STOCK

In millions.
At December 31                                                  1993       1992
- --------------                                                 -----     ------
FIXED RATE AND ENHANCED RATE PREFERRED STOCK
9.50% Preferred stock Series 1989-A,
  3,000,000 depositary shares (1)                             $ 75.0     $ 75.0
9.50% Preferred stock Series 1991-A,
  5,500,000 depositary shares (2)                               55.0       55.0
8.25% Preferred stock Series 1992-A,
  2,000,000 depositary shares (3)                               50.0       50.0
7.35% Preferred stock Series 1993-A,
  4,000,000 depositary shares (3)                              100.0         --
11.25% Enhanced rate preferred stock,
  4,500,000 depositary shares (2)                                 --       45.0

FLEXIBLE RATE AUCTION PREFERRED STOCK
Series A, 350,000 shares                                          --       35.0
Series B, 400,000 shares                                        40.0       40.0
                                                              ------     ------
Total preferred stock                                         $320.0     $300.0
                                                              ======     ======

(1) Depositary share represents 1/4 share of preferred stock.
(2) Depositary share represents 1/10 share of preferred stock.
(3) Depositary share represents 1/40 share of preferred stock.

   Dividends on the 9.50 percent preferred stock, Series 1989-A are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 9.50 percent preferred stock, Series 1989-A at $26.19 per depositary share beginning on November 9, 1994 and at amounts declining to $25 per depositary share thereafter, plus accrued and unpaid dividends.
   Dividends on the 9.50 percent preferred stock, Series 1991-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 9.50 percent preferred stock, Series 1991-A on any date after August 13, 1996 for $10 per depositary share plus accrued and unpaid dividends.
   Dividends on the 8.25 percent preferred stock, Series 1992-A are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 8.25 percent preferred stock, Series 1992-A on any date after October 15, 2002 for $25 per depositary share plus accrued and unpaid dividends.
   Dividends on the 7.35 percent preferred stock, Series 1993-A are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 7.35 percent preferred stock, Series 1993-A on any date after October 15, 1998 for $25 per depositary share plus accrued and unpaid dividends.
   On October 1, 1993 the company redeemed 450,000 shares (equivalent to 4,500,000 depositary shares) of the 11.25 percent Enhanced Rate Cumulative Preferred Stock for $102.50 per share plus accrued and unpaid dividends.
   On July 13, 1993 the company redeemed 350,000 shares of the Flexible Rate Auction Preferred Stock, Series A for $100 per share plus accrued and unpaid dividends.
   Dividends on the flexible rate auction preferred stock ("Flex APS") are cumulative and payable when and as declared by the Board of Directors of the company. The initial dividend rate on the Flex APS Series B is 9.50 percent. The initial rate on the Flex APS Series B extends through July 15, 1995 with subsequent dividend rates determined in accordance with a formula based on orders placed in a dutch auction generally held every 49 days. The company may, at its option, redeem in whole or in part the Flex APS Series B for $100 per share plus accrued and unpaid dividends beginning on July 15, 1995.
   Each preferred stock issue ranks equally with the $6.25 stock and has a liquidation value of $100 per share except for the 8.25 percent preferred stock, Series 1992-A and the 7.35 percent preferred stock, Series 1993-A which have a liquidation value of $1,000 per share. Holders of all issues of preferred stock are entitled to payment before any capital distribution is made to common shareholders. The company is authorized to issue cumulative nonconvertible preferred stock in one or more series in an amount not to exceed $500 million.

11. PREFERRED STOCK PURCHASE RIGHTS

The company has issued one preferred stock purchase right for each share of common stock. Under certain conditions, each right may be exercised to purchase one one-hundredth of a share of a new series of participating preferred stock at an exercise price of $100, subject to adjustment. The rights may be exercised only after a public announcement that a party acquired or obtained the right to acquire 20 percent or more of the company's common stock or after commencement or public announcement of an offer for 30 percent or more of the company's common stock. The rights, which cannot vote, expire on August 31, 1994 and may be redeemed by the company at a price of $.50 per right at any time prior to expiration or acquisition of 20 percent of the company's common stock. The participating preferred stock purchasable upon exercise of the rights is nonredeemable and subordinate to the company's currently outstanding preferred stock.
        In the event that the company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right shall have the right to receive, upon exercise thereof at the then current exercise price, that number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the right.

12. COMMON STOCK

On September 14, 1993 the board of directors of the company declared a two-for-one stock split in the form of a 100 percent stock dividend effective October 15, 1993. The stock split resulted in an increase in common stock and a reduction in additional paid-in capital of $56.6 million. All share and per share data, except as otherwise indicated, have been restated to give retroactive effect to the stock split.
        On March 8, 1993 the company sold 4,025,000 shares of common stock at $68.88 per share, on a pre-split basis. Net proceeds of approximately $269 million were used for general corporate purposes, including investments in the company's subsidiaries and reduction of short-term debt. Assuming the additional shares of common stock had been issued on January 1, 1993 and the proceeds resulted in after-tax interest savings from reduction of short-term debt since that date, earnings per share for 1993 would have been $2.82 per share on a fully diluted basis.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company has estimated the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("FAS No. 107"). The estimates were made as of December 31, 1993 and 1992 based on relevant market information. Financial instruments include cash, receivables, investments, liquidating commercial assets, debt, certain insurance reserves and off-balance sheet financial instruments. Accordingly, a number of other assets recorded in the balance sheet (such as core deposit intangibles and acquired credit card relationships) and other intangible assets not recorded in the balance sheet (such as the value of consumer lending relationships for originated receivables and the franchise values of the company's business units) are not required to be valued for purposes of this disclosure. The company believes there is substantial value associated with these assets based on current market conditions and historical experience. The company has estimated the value of its core deposits as discussed more fully below.
     Approximately 25 percent in 1993 and 30 percent in 1992 of the fair value of financial instruments disclosed were determined using quoted market prices. Because no actively traded market exists, however, for a significant portion of the company's financial instruments, fair values for items lacking a quoted market price were estimated by discounting estimated future cash flows at estimated current market discount rates. Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectability of assets and related interest and with estimates of product lives and repricing characteristics used in the company's asset/liability management process. All assumptions were based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental and changes in these assumptions could significantly affect fair value calculations.

     The following is a summary of the carrying value and estimated fair value of the company's financial instruments:

                                                                                   1993                                  1992
                                                    -----------------------------------   -----------------------------------
                                                              ESTIMATED                             ESTIMATED
In millions.                                        CARRYING       FAIR                   CARRYING       FAIR
At December 31                                         VALUE      VALUE      DIFFERENCE      VALUE      VALUE      DIFFERENCE
- --------------                                      --------  ---------      ----------   --------  ---------      ----------
Cash                                                $    317   $    317              --   $    256   $    256              --
Investment securities                                  8,795      9,046           $ 251      7,390      7,633           $ 243
Finance and banking receivables                       19,563     20,202             639     18,960     19,302             342
Liquidating commercial assets                          1,556      1,441            (115)     1,851      1,677            (174)
                                                    --------   --------           ------  --------   --------           -----
Subtotal                                              30,231     31,006             775     28,457     28,868             411
                                                    --------   --------           ------  --------   --------           -----
Deposits                                              (7,516)    (7,638)           (122)    (8,030)    (8,161)           (131)
Commercial paper, bank and other borrowings           (5,642)    (5,642)             --     (5,253)    (5,253)             --
Senior and senior subordinated debt                   (9,114)    (9,574)           (460)    (9,014)    (9,333)           (319)
Insurance reserves                                    (6,064)    (6,434)           (370)    (5,326)    (5,526)           (200)
                                                    --------   --------           ------  --------   --------           -----
Subtotal                                             (28,336)   (29,288)           (952)   (27,623)   (28,273)           (650)
                                                    --------   --------           ------  --------   --------           -----
Interest rate and foreign exchange contracts              78        349             271         43        148             105
Commitments to extend credit and guarantees               --         36              36         --         20              20
                                                    --------   --------           ------  --------   --------           -----
Subtotal                                                  78        385             307         43        168             125
                                                    --------   --------           ------  --------   --------           -----
Total                                               $  1,973   $  2,103           $ 130   $    877   $    763           $(114)
                                                    ========   ========           =====   ========   ========           =====


The estimated fair value in excess of carrying value of the company's financial instruments was $130 million at December 31, 1993, an increase of $244 million from year-end 1992. The relationship between the decline in the overall interest rate environment from December 31, 1992 to December 31, 1993 and the repricing characteristics of the company's assets and liabilities was the most significant factor in causing increases in the excess of fair value over carrying value (the "Difference"). The adoption of FAS No. 115 on December
31, 1993 reduced the Difference associated with investment securities as available-for-sale investment securities are now carried at estimated fair value. Excluding the impact of FAS No. 115, the Difference for investment securities at December 31, 1993 would have been approximately $403 million. The excess of carrying value over estimated fair value of liquidating commercial assets declined in 1993, as discussed more fully below.
   Recently adopted generally accepted accounting principles (FAS No. 115) require recognition of the difference between fair market and carrying values of certain debt and equity securities. As previously disclosed, the differential increased shareholders' equity by $40.5 million after partially offsetting adjustments for the impact of income taxes and deferred insurance policy acquisition costs. The company believes it is not meaningful to evaluate the difference between fair market and carrying values for assets without evaluating similar differences for all liabilities and off-balance sheet financial instruments utilized in the company's asset/liability management process. As market interest rates change, application of this new accounting principle will result in volatility of the reported capital base that is inconsistent with economic value. The analysis presented on the previous page presents a more complete view of the differences between fair market and carrying values of both assets and liabilities. Although the disclosed pretax excess of fair value over carrying value of $130 million covers a substantial portion of the elements of the company's financial position, it excludes the substantial value associated with core deposit and other intangible values described earlier. Core deposits provide stable, low cost funding compared to alternative sources of funds. The estimated value associated with the company's core deposits at December 31, 1993 was $156 million. In addition, the disclosures presented previously exclude fair market valuation of certain insurance reserves and leases as prescribed by generally accepted accounting principles. Both the analysis of the fair value information presented previously, as well as the adjustments required by FAS No. 115, therefore have inherent limitations.
   The following methods and assumptions were used to estimate the fair value of the company's financial instruments:
    Cash: The carrying value approximates fair value for this instrument due to its liquid nature.
    Investment securities: Quoted market prices were used to determine fair value for investment securities.

    Finance and banking receivables: Quoted market prices were used to determine fair value for domestic first mortgages. The fair value of adjustable rate consumer receivables was determined to approximate existing carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates approximating those offered by the company on such products at the respective valuation dates. This approach to estimating fair value for fixed rate consumer receivables results in a disclosed fair value that is less than amounts the company believes could be currently realizable on a sale of these receivables. These receivables are relatively insensitive to changes in overall market interest rates and therefore have additional value compared to alternative uses of funds in a low interest rate environment.
   The fair value of consumer receivables included an estimate, on a present value basis, of future excess servicing cash flows associated with securitizations and sales of certain home equity, bankcard and merchant participation receivables.
    Liquidating Commercial Assets: The fair value of liquidating commercial assets was determined by discounting estimated future cash flows at an estimated market interest rate. The assumptions used in the estimate were consistent with the company's intention to manage this portfolio of assets separately from the Core Business and to dispose of the assets in the normal course of business. The estimated fair value for liquidating commercial assets was below carrying value due to increases in current market discount rates, adjusted for changes in overall market rates, from rates in effect when assets were originated. This change in discount rates impacts all assets regardless of whether any uncertainty exists over collectability of future principal and interest payments. The company believes the relative increase in current market discount rates is due to economic conditions and market perceptions towards the types of commercial assets which the company decided to discontinue in 1991. While these market perceptions improved slightly during 1993, they still remain unfavorable, which has resulted in illiquid and sluggish markets for these assets. Because of these current market conditions, the company currently intends to collect or otherwise dispose of its liquidating commercial assets over several years. The decrease in the difference between estimated fair value and carrying value in 1993 compared to 1992 reflects the belief that current market conditions, while depressed, have improved and will continue to improve over the next several years. Accordingly, the company does not believe that the differential between estimated fair and carrying values for liquidating commercial assets represents a permanent impairment of value.
    Deposits: The fair value of the company's savings and demand accounts equaled the carrying amount as stipulated in FAS No. 107. The fair value of fixed rate time certificates was estimated by discounting future expected cash flows at interest rates offered by the company on such products at the respective valuation dates.
    Commercial paper, bank and other borrowings: The fair value of these instruments was determined to approximate existing carrying value because interest rates on these instruments adjust with changes in market interest rates due to their short-term maturity or repricing characteristics.
    Senior and senior subordinated debt: Quoted market prices where available were used to determine fair value. For those instruments for which quoted market prices were not available, the estimated fair value was computed by discounting future expected cash flows at interest rates offered for similar types of debt instruments.
    Insurance reserves: The fair value of insurance reserves for periodic payment annuities and guaranteed investment contracts was estimated by discounting future expected cash flows at interest rates offered by the company on such products at December 31, 1993 and 1992. The fair value of other insurance reserves is not required to be determined in accordance with FAS No.
107. The company believes the fair value of such reserves approximates existing carrying value because interest rates on these instruments adjust with changes in market interest rates due to their short-term maturity or repricing characteristics.
    Interest rate and foreign exchange contracts: Quoted market prices were used to determine fair value of these instruments. See Note 8, "Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk" for a discussion of the nature of these items.
    Commitments to extend credit and guarantees: These commitments were valued by considering the company's relationship with the counter-party, the creditworthiness of the counterparty and the difference between committed and current interest rates.

14. LEASES AND OTHER SIMILAR ARRANGEMENTS

The company leases certain offices, buildings and equipment for periods of up to 29 years with various renewal options. The majority of such leases are noncancelable operating leases. Net rental expense under operating leases was $71.1, $72.1 and $69.0 million for 1993, 1992 and 1991, respectively.
       In the fourth quarter of 1991, the company purchased credit card receivables of approximately $1 billion from CoreStates Financial Corporation. An unaffiliated third party acquired the rights to the account relationships associated with the receivables. The company is entitled to utilize the account relationships under a licensing agreement with the third party. This licensing arrangement is noncancelable and has an initial term expiring in 1998. Net expense under this licensing arrangement was $32.9 million in both 1993 and 1992, and $8.3 million in 1991.
       Future net minimum lease and other commitments under noncancelable operating lease and licensing arrangements were:

In millions.
At December 31, 1993
- --------------------
1994                                              $ 90.8
1995                                                83.8
1996                                                78.0
1997                                                73.9
1998                                                49.6
Thereafter                                         122.8
                                                  ------
Net minimum lease and other commitments           $498.9
                                                  ======

15. INCENTIVE COMPENSATION AND STOCK OPTION PLANS

The company's executive compensation plans provide for issuance of nonqualified stock options and incentive stock options. Stock options permit the holder to purchase, under certain limitations, the company's common stock at a price not less than 100 percent of the market value of the stock on the date the option is granted. At December 31, 1993 shares exercisable under the plans totaled 1,229,002, and shares available for future grants totaled 3,115,992.
     Common stock data for the plans is summarized as follows:

Shares                                         Number*   Price Per Share*
- ------                                       ---------   ----------------
Outstanding at December 31, 1990             1,944,086     $ 7.02--$27.69
Granted                                        840,000      19.94-- 19.94
Exercised                                     (242,382)      7.02-- 25.54
Expired or canceled                            (94,564)     17.69-- 25.54
                                             ---------     --------------
Outstanding at December 31, 1991             2,447,140       8.33-- 27.69
Granted                                        782,600      25.72-- 25.72
Exercised                                     (298,956)      8.33-- 25.54
Expired or canceled                            (87,438)     17.69-- 25.72
                                             ---------     --------------
Outstanding at December 31, 1992             2,843,346       8.33-- 27.69
Granted                                        892,305      31.88-- 36.81
Exercised                                     (656,174)      8.33-- 36.81
Expired or canceled                           (208,875)     19.94-- 31.88
                                             ---------     --------------
Outstanding at December 31, 1993             2,870,602     $10.99--$34.38
                                             =========     ==============


*Amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend, effective October 15, 1993.


16. EMPLOYEE BENEFIT PLANS

The company has several defined benefit pension plans covering substantially all of its employees. Plan benefits are based primarily on years of service. Plan assets primarily consist of common and preferred stocks including those of foreign issuers and corporate and government obligations. At December 31, 1993 plan assets included an investment in the company's common stock and $6.25 convertible preferred stock subject to redemption of $28.3 and $14.2 million, respectively.

       Pension income for defined benefit plans, primarily due to the over-funded status of the domestic plan, included the following components:

In millions.                                                       1993         1992         1991
- ------------                                                     ------       ------       ------
Service cost--benefits earned during the period                  $(15.9)      $(15.5)      $(13.1)
Interest cost on projected benefit obligation                     (29.6)       (29.8)       (28.7)
Actual return on assets                                            93.4         41.1        115.0
Net amortization and deferral                                     (24.5)        29.9        (44.1)
                                                                 ------       ------       ------
Pension income                                                   $ 23.4       $ 25.7       $ 29.1
                                                                 ======       ======       ======


The funded status of defined benefit pension plans was as follows:

In millions.
At December 31                                                                 1993        1992
- --------------                                                               ------      ------
Actuarial present value of:
 Vested benefits obligation                                                  $344.5      $305.7
 Nonvested benefits obligation                                                 45.4        32.6
                                                                             ------      ------
Accumulated benefit obligation                                                389.9       338.3
Effects of anticipated future compensation levels                              28.4        27.3
                                                                             ------      ------
Projected benefit obligation                                                  418.3       365.6
Plan assets at fair value                                                     641.0       586.6
                                                                             ------      ------
Plan assets in excess of projected benefit obligation                        $222.7      $221.0
                                                                             ======      ======


The projected benefit obligation of the foreign benefit plans totaled $46.3 and $40.7 million at December 31, 1993 and 1992, respectively. Plan assets in excess of projected benefit obligation for these plans totaled $10.1 and $12.6 million at December 31, 1993 and 1992, respectively.
   The 1993 and 1992 projected benefit obligations for the domestic defined benefit plan were determined using an assumed weighted average discount rate of
7.25 and 8.00 percent, respectively, an assumed compensation increase of 3.75 and 4.25 percent, respectively, and an assumed weighted average long-term rate of return on plan assets of 9.50 and 9.75 percent, respectively.
   At December 31 the excess of plan assets over the projected benefit obligation included the following components:


In millions.                                                                  1993         1992
- -------------                                                               -------      ------
Unamortized prior service cost                                              $ (5.1)      $ (5.0)
Net unrecognized loss from past experience different from assumed
 and effects of changes in assumptions                                       (60.0)       (49.3)
Unamortized assets                                                            60.1         72.6
Prepaid pension cost                                                         227.7        202.7
                                                                            ------       ------
Plan assets in excess of projected benefit obligation                       $222.7       $221.0
                                                                            ======       ======

The straight-line method of amortization is used for prior service costs and unrecognized gains and losses.
   The company also sponsors a defined contribution plan where each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. For 1993, 1992 and 1991 these costs totaled $15.8, $14.7 and $12.1 million, respectively.
   The company has several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. The plans are funded on a pay-as-you-go basis and cover substantially all employees who meet certain age and vested service requirements. The company has instituted dollar limits on its payments under the plans to control the cost of future medical benefits.
   Effective January 1, 1993 the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS No. 106"). FAS No. 106 requires the recognition of the expected postretirement costs on an accrual basis, similar to pension accounting. The expected cost of postretirement benefits is required to be recognized over the employees' years of service with the company instead of the period in which the benefits are paid. The company is recognizing the transition obligation, which represents the unfunded and unrecognized accumulated post- retirement benefit obligation at that date over 20 years.
   The net postretirement benefit cost in 1993 included the following:

In millions.
- ------------
Service cost-benefits earned during the period                                           $  (2.5)
Interest cost on accumulated postretirement benefit obligation                             (11.1)
Net amortization and deferral                                                               (6.5)
                                                                                         -------
Net periodic postretirement benefit cost                                                 $ (20.1)
                                                                                         =======

Through 1992, it had been the company's policy to charge the cost of retiree health care and life insurance benefits to expense when benefits were paid. The cost of these plans totaled $2.9 and $2.5 million in 1992 and 1991, respectively. The cost of plans which cover retirees and eligible dependents outside of the United States is not significant to the company.
The actuarial and recorded liabilities for postretirement benefit plans, none of which have been funded, were:

In millions.
At December 31, 1993
- --------------------
Actuarial present value of postretirement benefit obligation for:
  Retirees                                                                      $119.8
  Fully eligible active participants                                               9.3
  Other active participants                                                       23.4
                                                                                ------
Accumulated postretirement benefit obligation                                    152.5
Net unrecognized loss from past experience different from assumed
  and effects of changes in assumptions                                          (14.4)
Unamortized liability                                                           (123.6)
                                                                                ------
Accrued postretirement benefit obligation                                       $ 14.5
                                                                                ======

The December 31, 1993 accumulated postretirement benefit obligation was determined using an assumed weighted average discount rate of 7.50 percent and an assumed annual compensation increase of 3.75 percent. A 15 percent annual rate of increase in the gross cost of covered health care benefits is assumed for 1993 and 1994. This rate of increase is assumed to decline by 1 percentage point in each year after 1994.
        The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percentage point would have increased the 1993 net periodic postretirement benefit cost by $1.0 million and the accumulated postretirement benefit obligation at December 31, 1993 by $12.3 million.

17. INCOME TAXES

Effective January 1, 1993 the company adopted FAS No. 109. As a result of implementing FAS No. 109, retained earnings for all periods between 1986 and 1992 have been reduced by approximately $63 million from amounts previously reported. The statements of income for those periods subsequent to December 31, 1986 have not been restated as the impact of FAS No. 109 on net income was immaterial to any such year and in total.

     Total income taxes were allocated as follows:

In millions.                                                   1993       1992       1991
- -------------                                                ------     ------      -----
Provision for income taxes related to operations             $152.0      $87.1      $50.0
Income taxes related to adjustments included
  in common shareholders' equity:
     Marketable equity securities and
       investments available-for-sale                          22.1         .5        3.9
     Foreign currency translation adjustments                   1.1      (12.2)      (6.2)
     Stock options                                             (2.4)      (1.1)       (.7)
                                                             ------      -----      -----
Total                                                        $172.8      $74.3      $47.0
                                                             ======      =====      =====

Provisions for income taxes related to operations were:

In millions.                                                   1993        1992        1991
- ------------                                                 ------       -----      ------
CURRENT
United States                                                $170.5      $ 82.9      $126.6
Foreign                                                       (12.2)      (36.1)        7.5
                                                             ------      ------      ------
Total current                                                 158.3        46.8       134.1
                                                             ------      ------      ------
DEFERRED
United States                                                   6.7        26.5       (61.3)
Foreign                                                       (13.0)       13.8       (22.8)
                                                             ------      ------      ------
Total deferred                                                 (6.3)       40.3       (84.1)
                                                             ------      ------      ------
Total income taxes                                           $152.0      $ 87.1      $ 50.0
                                                             ======      ======      ======

The significant components of deferred income tax provisions attributable to income from operations were:

In millions.                                                                   1993       1992         1991
- ------------                                                                  -----      -----       ------
Deferred income tax provision (exclusive of the
  effects of other components listed below)                                  $ (2.0)     $17.8       $(83.0)
Adjustment of deferred tax assets and liabilities
  for enacted changes in tax rates                                              4.9         --           --
Adjustment of valuation allowance                                               4.8        2.1          6.2
Change in operating loss carryforwards                                        (14.0)      20.4         (7.3)
                                                                             ------      -----       ------
Deferred income tax provision                                                $ (6.3)     $40.3       $(84.1)
                                                                             ======      =====       ======

Loss before income taxes from foreign operations was $19.7, $72.4 and $51.6 million in 1993, 1992 and 1991, respectively.

Effective tax rates are analyzed as follows:

                                                                               1993         1992         1991
                                                                               ----         ----         ----
Statutory federal income tax rate                                              35.0%        34.0%        34.0%
Increase (decrease) in rate resulting from:
  State and local taxes, net of federal benefit                                 2.2          1.4          (.3)
  Nondeductible dividends on term preferred stocks                              1.0          2.6          4.9
  Noncurrent tax requirement                                                     .5         (2.0)        (6.4)
  Amortization of intangible assets                                              .1          3.2          3.8
  Impact of purchase accounting                                                  --         (4.5)        (5.4)
  Leveraged lease tax benefits                                                 (3.1)        (3.6)        (1.8)
  Foreign loss carryforwards                                                   (2.4)         3.0          3.2
  Dividends received deduction applicable to term
    preferred stocks                                                           (1.4)        (2.6)        (4.0)
  Other                                                                         1.8          (.2)        (3.0)
                                                                               ----         ----         ----
Effective tax rate                                                             33.7%        31.3%        25.0%
                                                                               ====         ====         ====

In accordance with the company's accounting policy, provisions for U.S. income taxes had not been made at December 31, 1993 on $126.1 million of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. The company's U.S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $54.8 million, and its U.S. life insurance subsidiary has a policyholders' surplus account balance of $85.9 million. Because these amounts would become taxable only in the event of certain circumstances which the company does not expect to occur within the foreseeable future, no deferred tax liabilities have been established for these items. The amount of deferred tax liability not recognized totaled $50.6 million at December 31, 1993. At December 31, 1993 the company had net operating loss carryforwards for tax purposes of $173.9 million, of which $5 million expire in 1999, $35.2 million expire in 2000, $28.2 million expire in 2007, $32.6 million expire in 2008 and $72.9 million have no expiration date. The realization of these carryforwards will reduce future income tax payments. The company also had foreign tax credit carryforwards of $11.4 million, of which $2.1 million expire in 1994, $1.7 million expire in 1996, $1.0 million expire in 1997 and $6.6 million expire in 1998 and alternative minimum tax credit carryovers of $6.5 million which have no expiration date.
Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

In millions.

At December 31                                                                                          1993        1992
- --------------                                                                                        ------      ------
DEFERRED TAX LIABILITIES
Leveraged lease transactions, net                                                                     $400.9      $381.6
Insurance policy acquisition costs                                                                     132.1       132.6
Pension plan assets                                                                                     84.9        72.2
Receivables sold                                                                                        67.2        31.4
Deferred loan origination costs                                                                         47.6        36.1
Market value adjustment on investments available-for-sale                                               23.3          --
Direct financing leases, net                                                                            14.4        19.5
Other                                                                                                   45.5        50.4
                                                                                                      ------      ------
Total deferred tax liabilities                                                                         815.9       723.8
                                                                                                      ------      ------
DEFERRED TAX ASSETS
Credit loss reserves                                                                                   272.7       213.1
Insurance reserves                                                                                     144.5       125.2
Unused tax benefit carryforwards                                                                        73.4       108.8
Deferred compensation                                                                                   17.4        13.6
Other                                                                                                   92.8        52.7
                                                                                                      ------      ------
Total deferred tax assets                                                                              600.8       513.4
Valuation allowance                                                                                    (65.1)      (60.3)
                                                                                                      ------      ------
Total deferred tax assets, net of valuation allowance                                                  535.7       453.1
                                                                                                      ------      ------
Net deferred tax liability at end of year                                                             $280.2      $270.7
                                                                                                      ======      ======

18. EARNINGS PER COMMON SHARE

                                                                    1993                    1992                    1991
                                                                   FULLY                   Fully                   Fully
All dollar amounts except per share                  -------------------     -------------------     -------------------
data are stated in millions.                         PRIMARY     DILUTED     Primary     Diluted     Primary     Diluted
- -----------------------------------                  -------     -------     -------     -------     -------     -------
EARNINGS
Net income                                            $298.7      $298.7      $190.9      $190.9      $149.8      $149.8
Preferred dividends                                    (31.1)      (28.2)      (30.4)      (25.3)      (28.7)      (21.2)
                                                      ------      ------      ------      ------      ------      ------
Net income available to common shareholders           $267.6      $270.5      $160.5      $165.6      $121.1      $128.6
                                                      ======      ======      ======      ======      ======      ======
AVERAGE SHARES*
Common                                                  91.2        91.2        81.2        81.2        76.6        76.6
Common equivalents                                        .8         3.6          .4         4.8          .4         6.4
                                                      ------      ------      ------      ------      ------      ------
Total                                                   92.0        94.8        81.6        86.0        77.0        83.0
                                                      ======      ======      ======      ======      ======      ======
Earnings per common share*                            $ 2.91      $ 2.85      $ 1.97      $ 1.93      $ 1.57      $ 1.55
                                                      ======      ======      ======      ======      ======      ======


*Amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend, effective October 15, 1993.

Common share equivalents assume exercise of stock options, if dilutive. Fully diluted earnings per share computations also assume conversion of dilutive convertible preferred stock into common equivalents. Preferred stock is considered dilutive if its dividend rate per common share assuming conversion is less than primary earnings per share.

19. COMMITMENTS AND CONTINGENT LIABILITIES

In the ordinary course of business there are various legal proceedings pending against the company. Management considers that the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the consolidated financial position of the company. See Note 8 for a discussion regarding commitments and contingent liabilities related to off-balance sheet financial instruments. See Note 14 for discussion of lease commitments.


MANAGEMENT'S REPORT


To the Shareholders of
Household International, Inc.:

Household International is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements, presented on pages 52 to 76, have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The company also prepared other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.
        The financial statements have been audited by the independent accounting firm, Arthur Andersen & Co., who have been given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the board of directors and committees of the board. The company believes that representations made to the independent auditors during their audit were valid and appropriate. Arthur Andersen & Co.'s audit report is presented below.
        The company maintains a system of internal controls over the preparation of its published financial statements, which is intended to provide reasonable assurance to the company's board of directors and officers regarding preparation of financial statements presented fairly in conformity with generally accepted accounting principles.
        The company has long recognized its responsibility for conducting the company's affairs in a manner which is responsive to the interest of employees, shareholders, investors and society in general. This responsibility is included in the statement of policy on ethical standards which provides that the company will fully comply with laws, rules and regulations of every community in which it operates and adhere to the highest ethical standards. Officers, employees and agents of the company are expected and directed to manage the business of the company with complete honesty, candor and integrity.
        Internal auditors monitor the operation of the internal control system, and actions are taken by management to respond to deficiencies as they are identified. The board, operating through its audit committee, which is composed entirely of directors who are not officers or employees of the company, provides oversight to the financial reporting process.

        Even effective internal controls, no matter how well designed, have inherent limitations, such as the possibility of human error or of circumvention or overriding of controls, and the consideration of cost in relation to benefit of a control. Further, the effectiveness of an internal control can change with circumstances.
        Household International periodically assesses its internal controls for adequacy. Based upon these assessments, Household International believes that, in all material respects, its internal controls relating to preparation of financial statements as of December 31, 1993 functioned effectively during the year ended December 31, 1993.


/s/ Donald C. Clark
Donald C. Clark
Chairman of the Board and Chief
Executive Officer


/s/ David A. Schoenholz
David A. Schoenholz
Vice President--Chief Accounting Officer
February 1, 1994


INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Household International, Inc.:

        We have audited the accompanying balance sheets of Household International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Household International, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen & Co.
Chicago, Illinois
February 1, 1994

NET INTEREST MARGIN--1993 COMPARED TO 1992 (OWNED BASIS)

Household International, Inc. and Subsidiaries
All dollar amounts are stated in millions.

                                                                                 Finance and                    Increase/(Decrease)
                                          Average                           Interest Income/                                Due to:
                                        Outstanding(2)   Average Rate       Interest Expense   -------------------------------------
                                   -------------------   ------------    -------------------                   Volume          Rate
                                       1993       1992   1993    1992        1993       1992   Variance   Variance(3)   Variance(3)
                                   --------   --------   ----    ----    --------   --------   --------   -----------   -----------
Finance and Banking Receivables:
  First mortgage                   $ 4,037.7  $ 4,750.7    8.5%    9.6%   $  343.5   $  457.5    $(114.0)      $ (64.1)   $ (49.9)
  Home equity                        3,177.0    3,584.9   10.6    11.6       336.6      415.1      (78.5)        (44.9)     (33.6)
  Other secured                        824.6      876.0   10.0    11.1        82.3       97.4      (15.1)         (5.5)      (9.6)
  Bankcard                           4,200.1    1,835.7   13.1    15.2       549.0      279.2      269.8         314.1      (44.3)
  Merchant participation             2,244.3    2,261.1   16.6    17.4       372.8      394.2      (21.4)         (2.9)     (18.5)
  Other unsecured                    4,022.4    3,897.0   17.8    18.7       716.5      729.8      (13.3)         23.0      (36.3)
  Equipment financing and other        819.6      914.3    5.8     7.0        47.6       63.7      (16.1)         (6.2)      (9.9)
                                   ---------  ---------   ----    ----     -------    -------    -------       -------    -------
Total finance and banking
  receivables                       19,325.7   18,119.7   12.7    13.4     2,448.3    2,436.9       11.4         213.5     (202.1)
Liquidating commercial
  receivables                        1,417.9    1,776.0    8.0     8.3       113.1      147.5      (34.4)        (28.7)      (5.7)
                                   ---------  ---------   ----    ----     -------    -------    -------       -------    -------
Total receivables                   20,743.6   19,895.7   12.3    13.0     2,561.4    2,584.4      (23.0)        184.8     (207.8)
Noninsurance investments             2,129.2    2,124.8    6.1     7.2       129.3      152.8      (23.5)           .3      (23.8)
                                   ---------  ---------   ----    ----     -------    -------    -------       -------    -------
Total interest--earning assets
  (excluding insurance
   investments)                     22,872.8   22,020.5   11.8%   12.4%   $2,690.7   $2,737.2    $ (46.5)      $ 185.1    $(231.6)
Insurance investments                6,084.0    5,546.3
Other assets                         3,783.1    3,190.9
                                   ---------  ---------   ----    ----     -------    -------    -------       -------    -------
TOTAL ASSETS                       $32,739.9  $30,757.7
                                   =========  =========   ====    ====    ========   ========    =======       =======    =======

Debt:
  Commercial paper                 $ 3,826.9  $ 3,721.7    3.7%    4.1%   $  142.5   $  152.3    $  (9.8)      $   4.2    $ (14.0)
  Bank and other borrowings          1,978.8    1,377.7    5.5     8.1       108.6      110.9       (2.3)         39.5      (41.8)
  Deposits                           7,735.0    7,986.9    4.2     5.8       321.2      462.9     (141.7)        (14.2)    (127.5)
  Senior and senior subordinated
   debt (with original maturities
   over one year)                    9,493.5    9,431.5    6.1     7.4       577.2      694.1     (116.9)         (8.8)    (108.1)
                                   ---------  ---------   ----    ----     -------    -------    -------       -------    -------
Total debt                          23,034.2   22,517.8    5.0%    6.3%   $1,149.5   $1,420.2    $(270.7)      $  20.7    $(291.4)
Insurance policy and
  claim reserves                     5,684.8    5,140.8
Other liabilities                    1,810.0    1,225.5
                                   ---------  ---------   ----    ----     -------    -------    -------       -------    -------
Total liabilities                   30,529.0   28,884.1
Preferred stock                        330.7      304.7
Common shareholders' equity          1,880.2    1,568.9
                                   ---------  ---------   ----    ----     -------    -------    -------       -------    -------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY             $32,739.9  $30,757.7
                                   =========  =========   ====    ====     =======    =======    =======       =======    =======

NET INTEREST MARGIN--OWNED
  BASIS (1)                                                               $1,541.2   $1,317.0    $ 224.2       $ 164.4    $  59.8
                                   =========  ========    ====    ====    ========   ========    =======       =======    =======

INTEREST SPREAD--OWNED
  BASIS (4),(5)                                            6.7%    6.0%
                                   =========  =========   ====    ====    ========   ========    =======       =======    =======

(1) Finance and Banking Net Interest Margin on a Managed Basis--As receivables are securitized and sold rather than held in portfolio, net interest income is shifted to securitization income, and the company retains a substantial portion of the profit inherent in the receivable while increasing liquidity. Due to the growing level of securitized receivables, the comparability of net interest margin between periods may be impacted by the level and type of receivables securitized. The following table presents net interest margin on a managed basis.

NET INTEREST MARGIN--1993 COMPARED TO 1992 AND 1991 (MANAGED BASIS)

                                                                                                            Finance and
                                                                                                       Interest Income/
                                                Average Outstanding         Average Rate               Interest Expense
                                    -------------------------------   ------------------   ----------------------------
                                         1993       1992       1991   1993   1992   1991       1993      1992      1991
                                    ---------  ---------  ---------   ----   ----   ----   --------  --------  --------
Total receivables                   $27,584.2  $24,946.0  $23,969.2   12.5%  13.5%  14.9%  $3,450.2  $3,357.5  $3,578.6
Noninsurance investments              2,106.1    2,089.0    2,517.2    6.1    7.3    7.1      129.2     152.6     179.9
                                    ---------  ---------  ---------   ----   ----   ----   --------  --------  --------
Total interest--earning assets
  (excluding insurance investments) $29,690.3  $27,035.0  $26,486.4   12.0%  13.0%  14.2%  $3,579.4  $3,510.1  $3,758.5
                                    ---------  ---------  ---------   ----   ----   ----   --------  --------  --------
Total debt                          $29,392.0  $26,865.5  $25,713.5    5.0%   6.2%   8.0%  $1,457.5  $1,654.9  $2,044.4
                                    ---------  ---------  ---------   ----   ----   ----   --------  --------  --------
Net interest margin--managed basis                                                         $2,121.9  $1,855.2  $1,714.1
                                    =========  =========  =========   ====   ====   ====   ========  ========  ========
Interest spread--managed basis                                         7.1%   6.9%   6.5%
                                    =========  =========  =========   ====   ====   ====   ========  ========  ========

NET INTEREST MARGIN--1992 COMPARED TO 1991 (OWNED BASIS)
Household International, Inc. and Subsidiaries
All dollar amounts are stated in millions.

                                                                                Finance and                    Increase/(Decrease)
                                         Average                           Interest Income/                                Due to:
                                       Outstanding(2)   Average Rate       Interest Expense   ------------------------------------
                                  -------------------   ------------    -------------------                   Volume          Rate
                                      1992       1991   1992    1991        1992       1991   Variance   Variance(3)   Variance(3)
                                  --------   --------   ----    ----    --------   --------   --------   -----------   -----------
Finance and Banking Receivables:
  First mortgage                 $ 4,750.7  $ 5,097.4    9.6%   10.9%   $  457.5   $  554.6    $ (97.1)      $ (36.1)      $ (61.0)
  Home equity                      3,584.9    3,483.8   11.6    14.1       415.1      492.9      (77.8)         13.9         (91.7)
  Other secured                      876.0    1,058.6   11.1    11.9        97.4      125.5      (28.1)        (20.6)         (7.5)
  Bankcard                         1,835.7    1,714.3   15.2    18.6       279.2      319.7      (40.5)         21.4         (61.9)
  Merchant participation           2,261.1    2,675.4   17.4    18.1       394.2      485.5      (91.3)        (72.9)        (18.4)
  Other unsecured                  3,897.0    3,705.9   18.7    20.2       729.8      748.9      (19.1)         37.4         (56.5)
  Equipment financing and other      914.3    1,014.9    7.0     8.5        63.7       86.2      (22.5)         (8.0)        (14.5)
                                 ---------  ---------   ----    ----    --------   --------    -------       -------       -------
Total finance and banking
  receivables                     18,119.7   18,750.3   13.4    15.0     2,436.9    2,813.3     (376.4)        (64.9)       (311.5)
Liquidating commercial
  receivables                      1,776.0    2,094.2    8.3    10.7       147.5      224.2      (76.7)        (31.0)        (45.7)
                                 ---------  ---------   ----    ----    --------   --------    -------       -------       -------
Total receivables                 19,895.7   20,844.5   13.0    14.6     2,584.4    3,037.5     (453.1)        (95.9)       (357.2)
Noninsurance investments           2,124.8    2,567.2    7.2     7.3       152.8      187.4      (34.6)        (31.8)         (2.8)
                                 ---------  ---------   ----    ----    --------   --------    -------       -------       -------
Total interest--earning assets
  (excluding insurance
   investments)                   22,020.5   23,411.7   12.4%   13.8%   $2,737.2   $3,224.9    $(487.7)      $(127.7)      $(360.0)
Insurance investments              5,546.3    4,567.6
Other assets                       3,190.9    2,849.8
                                 ---------  ---------   ----    ----    --------   --------    -------       -------       -------
TOTAL ASSETS                     $30,757.7  $30,829.1
                                 =========  =========   ====    ====    ========   ========    =======       =======       =======
Debt:
  Commercial paper               $ 3,721.7  $ 3,778.3    4.1%    6.4%   $  152.3   $  240.6    $ (88.3)      $  (3.5)      $ (84.8)
  Bank and other borrowings        1,377.7    1,759.9    8.1     8.6       110.9      150.6      (39.7)        (31.2)         (8.5)
  Deposits                         7,986.9    7,734.8    5.8     7.7       462.9      595.1     (132.2)         18.8        (151.0)
  Senior and senior subordinated
   debt (with original
   maturities over one year)       9,431.5   10,193.1    7.4     8.8       694.1      900.6     (206.5)        (63.8)       (142.7)
                                 ---------  ---------   ----    ----    --------   --------    -------       -------       -------
Total debt                        22,517.8   23,466.1    6.3%    8.0%   $1,420.2   $1,886.9    $(466.7)      $ (79.7)      $(387.0)
Insurance policy and
  claim reserves                   5,140.8    4,333.3
Other liabilities                  1,225.5    1,294.5
                                 ---------  ---------   ----    ----    --------   --------    -------       -------       -------
Total liabilities                 28,884.1   29,093.9
Preferred stock                      304.7      252.8
Common shareholders' equity        1,568.9    1,482.4
                                 ---------  ---------   ----    ----    --------   --------    -------       -------       -------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY           $30,757.7  $30,829.1
                                 =========  =========   ====    ====    ========   ========    =======       =======       =======
NET INTEREST MARGIN--OWNED
  BASIS (1)                                                             $1,317.0   $1,338.0    $ (21.0)      $ (48.0)      $  27.0
                                 =========  =========   ====    ====    ========   ========    =======       =======       =======
INTEREST SPREAD--OWNED
  BASIS (4),(5)                                          6.0%    5.7%
                                 =========  =========   ====    ====    ========   ========    =======       =======       =======

(2) Nonaccrual loans are included in average outstanding balances.
(3) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance.
(4) As a percent of average interest-earning assets.
(5) The net interest margin analysis includes the following for foreign businesses:

                                                                                            1993          1992          1991
                                                                                        --------      --------      --------
Average interest-earning assets                                                         $3,650.4      $4,079.5      $4,441.8
Average interest-bearing liabilities                                                     3,600.7       3,742.9       4,019.1
Net interest margin                                                                        255.1         293.0         338.7
Interest spread                                                                              7.0%          7.2%          7.6%
                                                                                       ---------     ---------     ---------

 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Household International, Inc.
and Subsidiaries                                               1993--THREE MONTHS ENDED                   1992--Three Months Ended
All dollar amounts except per share data         --------------------------------------     --------------------------------------
are stated in millions.                            Dec.      Sept.      June      March       Dec.       Sept.      June     March
- ----------------------------------------         ------     ------    ------    -------     ------      ------    ------    ------
Finance income                                   $628.5     $650.4    $646.4     $636.1     $632.7      $651.5    $651.6    $648.6
Interest income from noninsurance
  investment securities                            27.5       33.8      36.1       31.9       36.9        34.9      37.0      44.0
Interest expense                                  271.3      279.8     285.9      312.5      325.3       344.2     371.1     379.6
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Net interest margin                               384.7      404.4     396.6      355.5      344.3       342.2     317.5     313.0
Provision for credit losses on owned
  receivables                                     174.7      204.1     183.2      173.8      201.8       159.1     155.4     155.2
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Net interest margin after provision
  for credit losses                               210.0      200.3     213.4      181.7      142.5       183.1     162.1     157.8
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Securitization and servicing fee income           158.7      109.8      94.4       97.1      125.9        82.2      81.3      86.6
Insurance premiums and contract revenues           72.3       78.6      66.3       71.1       68.9        70.9      69.7      71.7
Investment income                                 132.3      167.8     135.6      138.3      130.7       141.5     126.4     125.1
Fee income                                         72.8       80.3      70.7       68.8       64.3        37.5      33.4      29.3
Other income                                       50.4       35.3      30.6       32.6       14.9        27.4      32.3      23.4
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Total other revenues                              486.5      471.8     397.6      407.9      404.7       359.5     343.1     336.1
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Net interest margin and other revenues            696.5      672.1     611.0      589.6      547.2       542.6     505.2     493.9
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Salaries and fringe benefits                      164.6      151.4     149.8      149.6      136.3       136.4     136.2     127.0
Operating expenses                                256.4      264.9     226.2      216.5      199.0       196.6     180.9     184.6
Policyholders' benefits                           133.7      139.5     133.3      132.6      129.1       130.7     127.5     126.6
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Total costs and expenses                          554.7      555.8     509.3      498.7      464.4       463.7     444.6     438.2
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Income before income taxes                        141.8      116.3     101.7       90.9       82.8        78.9      60.6      55.7
Income taxes                                       48.8       40.8      32.1       30.3       23.0        26.3      17.3      20.5
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Net income                                       $ 93.0     $ 75.5    $ 69.6     $ 60.6     $ 59.8      $ 52.6    $ 43.3    $ 35.2
                                                 ======     ======    ======     ======     ======      ======    ======    ======
Earnings per common share*:
Primary                                          $  .90     $  .72    $  .67     $  .62     $  .63      $  .55    $  .45    $  .34
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Fully diluted                                    $  .89     $  .71    $  .65     $  .60     $  .61      $  .54    $  .44    $  .34
                                                 ------     ------    ------     ------     ------      ------    ------    ------
SEGMENT NET INCOME
Finance and Banking                              $ 91.0     $ 78.8    $ 74.7     $ 58.7     $ 64.8      $ 55.4    $ 46.7    $ 33.7
Individual Life Insurance                          10.2       13.5       9.8       11.7       15.4         9.0       7.6       9.7
Corporate                                          (5.7)      (6.3)    (10.9)      (5.6)     (16.6)       (8.1)     (7.6)     (5.1)
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Core Business                                      95.5       86.0      73.6       64.8       63.6        56.3      46.7      38.3
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Liquidating Commercial Lines                       (2.5)     (10.5)     (4.0)      (4.2)      (3.8)       (3.7)     (3.4)     (3.1)
                                                 ------     ------    ------     ------     ------      ------    ------    ------
Net income                                       $ 93.0     $ 75.5    $ 69.6     $ 60.6     $ 59.8      $ 52.6    $ 43.3    $ 35.2
                                                 ======     ======    ======     ======     ======      ======    ======    ======

*Amounts have been restated to reflect the two-for-one stock split in the form of a stock dividend, effective October 15, 1993.

FOURTH QUARTER RESULTS Net income for the 1993 fourth quarter was $93 million, up 23 percent from the third quarter and up 56 percent from the prior year fourth quarter. The improvement over the third quarter resulted from improved earnings in the bankcard business, partially offset by lower results in the Canadian and consumer banking operations. The bankcard business benefited from higher revenues associated with seasonality and a larger managed portfolio. Canada was impacted by charges taken in connection with a strategic assessment of the Canadian operations and additional loss provision reflected in the fourth quarter. Earnings in the quarter also benefited from lower losses in the Liquidating Commercial Lines segment due to reduced credit losses. The increase in the company's earnings over the prior year quarter is attributable to improvements in the Finance and Banking segment, led by higher earnings in the bankcard, domestic consumer finance and United Kingdom operations.
        Net interest margin declined 5 percent in the quarter primarily due to lower average balances of owned receivables and lower yields on several products. The level of earning assets is dependent on the timing of securitizations and sales of receivables. The company securitized and sold approximately $1.8 billion of receivables during the quarter, including $1.2 billion of GM Card receivables.

        The provision for credit losses on owned receivables declined by $29 million in the fourth quarter of 1993 compared to the third quarter due to lower loss provision on liquidating commercial receivables. The third quarter amount reflected the disposition of the company's largest problem loan. The decrease compared to the prior year quarter was primarily due to a $15 million general corporate loss reserve recorded in the 1992 period and overall improvement in the credit quality of the consumer receivables portfolio.
        Securitization and servicing fee income rose 45 percent and 26 percent from 1993 third quarter and 1992 fourth quarter amounts due to higher amounts of receivables sold and serviced with limited recourse outstanding. Investment income fell 21 percent primarily due to higher gains resulting from the sale of investments classified in the available-for-sale portfolios in the third quarter of 1993 compared to the fourth quarter. The lower level of fee income in the fourth quarter primarily related to the reclassification of interchange and other fee income associated with GM Card receivables to securitization and servicing fee income upon securitizations and sales of the receivables. Other income increased in the fourth quarter over the previous quarter and the prior year fourth quarter due to increased income on the company's 25 percent equity investment in a commercial joint venture and prepayment fees received upon the payoff of commercial assets.
        Total costs and expenses in the 1993 fourth quarter were flat compared to the prior quarter but up substantially from the 1992 fourth quarter due to growth in the managed credit card portfolio. Finance and Banking operating expenses (which include salaries and fringe benefits and other operating expenses) as a percent of average receivables owned or serviced, annualized, were 3.40 percent in the 1993 fourth quarter compared to 3.56 percent in the 1993 third quarter and 3.49 percent in the fourth quarter of 1992. The effective tax rate in the 1993 fourth quarter was essentially flat compared to the previous quarter and up from 28 percent in the prior year. The lower tax rate in the prior year was primarily due to the effect of favorable state tax legislation which was enacted in 1992.