Form 10-K, Exhibit 13
HOUSEHOLD INTERNATIONAL INC
filed 1995-03-24
CIK 354964

                                                                    EXHIBIT 13

CORPORATE PROFILE

                 As of December 31, 1994                                  Products
HOUSEHOLD FINANCE
                 $11.0 billion in receivables owned or serviced           Home equity credit lines, unsecured credit lines,
                 460 branch offices, 2 processing centers                 secured and unsecured closed-end loans, Ever Yours(TM)
                 1.3 million customer accounts                            home equity loans for seniors, Alexander Hamilton
                 39 states                                                insurance products, purchased portfolio servicing
                                                                          through Household Financial Services(1)


HOUSEHOLD FINANCIAL CORPORATION (CANADA)
                 $2.6 billion in receivables owned or serviced            Secured and unsecured credit lines, conventional
                 43 offices, 2 processing centers                         loans, first and second mortgages, deposit products,
                 615,000 customer accounts                                private-label credit cards, Alexander Hamilton
                 10 provinces in Canada                                   insurance products


HOUSEHOLD CREDIT SERVICES
                 $10.9 billion in receivables owned or serviced           Credit card accounts featuring both standard and
                 3 processing centers                                     Gold VISA and MasterCard, the GM Card, the Ameritech
                 11.4 million customer accounts                           Complete Card, the Charles Schwab VISA, the Pacific
                 50 states                                                Bell VISA, the JCB Card,  the Banco Mexicano/United
                                                                          Airlines Mileage Plus(R) cards, revolving lines of
                                                                          credit, Alexander Hamilton insurance products

HOUSEHOLD RETAIL SERVICES
                 $2.7 billion in receivables owned or serviced            Private-label revolving credit cards, closed-end
                 2 processing centers                                     sales contracts, Alexander Hamilton insurance
                 1.7 million active customer accounts                     products, marketing services
                 50 states and Puerto Rico


HOUSEHOLD BANK(2)
                 $6.6 billion in deposits                                 Checking, savings and money market accounts;
                 $1.8 billion in receivables owned or serviced            certificates of deposit; IRAs; Alexander Hamilton
                 185 branches                                             credit life insurance products; real estate secured
                 1.2 million customer accounts                            loans; unsecured personal loans; student loans;
                 7 states                                                 youth savings accounts; credit cards and business
                                                                          banking products and services

HFC BANK PLC (UNITED KINGDOM)
                 $1.7 billion in                                          Full service consumer bank offering fixed term and
                 receivables owned or serviced                            revolving unsecured and secured loans, credit cards
                 150 offices, 1 processing center                         (the GM Card issued through relationship with
                 824,000 customer accounts                                Vauxhall Motors), Hamilton
                 England, Scotland and Wales                              insurance products


ALEXANDER HAMILTON LIFE
                 $7.6 billion in managed assets                           Universal life, term, and annuity products through
                 1.6 million customer accounts through                    independent agents and financial institutions;
                 10,551 independent agents and 1,509 licensed             credit life, disability, and specialty insurance
                 Household employees                                      products through Household business units
                 50 states, Canada and the United Kingdom


HOUSEHOLD COMMERCIAL
                 $1.1 billion in owned assets                             Tax-benefited investments, asset management services
                 U.S. and International                                   and joint ventures in corporate finance and real
                                                                          estate

(1) Household Financial Services establishes relationships with other financial institutions to acquire and service consumer loans. At December 31, 1994 its serviced receivables totaled almost $2.0 billion, representing 440,000 accounts.

(2) In February 1995 Household entered into agreements to sell 89 branches and approximately $3 billion of related deposits in Maryland, Virginia and California. These sales are expected to close by mid-1995.

COMMON AND PREFERRED STOCK INFORMATION

COMMON STOCK
        Household International common stock is listed on the New York and Chicago stock exchanges. It also has unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American Stock Exchange.

        A two-for-one stock split effected in the form of a 100 percent stock dividend on Household's common stock took place October 15, 1993.



PREFERRED STOCK
        Household International also has several series of preferred stocks, all of which, with the exception of the Flexible Rate Auction Preferred Stock, Series B, are listed on the New York Stock Exchange.

                                          Dividends Declared
                             Ticker      --------------------
         Stock               Symbol      1994     1993         Features                       Redemption Features
        ------------------------------------------------------------------------------------------------------------------
        Common               HI          $1.23    $1.18        Quarterly dividend rate        N/A
                                                               increased to $.315
                                                               effective 10/15/94
        ------------------------------------------------------------------------------------------------------------------
        $6.25 Preferred      HI+PRD      $6.25    $6.25        Convertible into Common        Mandatory sinking fund
                                                               Stock at rate of 4.654         redemption began in 1991
                                                               shares of common per           (See Note 8, Page 58)
                                                               share of preferred
        ------------------------------------------------------------------------------------------------------------------
        9 1/2% Preferred,     HI+PRA      $2.375   $2.375      Nonconvertible                 Cannot be redeemed
        Series 1989-A                                                                         prior to 11/9/94.
                                                                                              Redeemable at company's
                                                                                              option  on or after 11/9/94
                                                                                              in whole or in part:
        Depositary Shares                                                                     $26.1875-11/9/94-11/8/95
        representing 1/4                                                                      $25.9500-11/9/95-11/8/96
        share of 9 1/2%                                                                       $25.7125-11/9/96-11/8/97
        Preferred Stock,                                                                      $25.4750-11/9/97-11/8/98
        Series 1989-A                                                                         $25.2375-11/9/98-11/8/99
                                                                                              $25.0000-11/9/99 & thereafter
        ------------------------------------------------------------------------------------------------------------------
        9 1/2% Preferred,    HI+PRX       $.95     $.95        Nonconvertible                 Cannot be redeemed prior to
        Series 1991-A                                                                         8/13/96.  Redeemable at
                                                                                              company's option after
        Depositary Shares                                                                     8/13/96 in whole or in
        representing 1/10                                                                     part at $10.00
        share of 9 1/2%
        Preferred Stock,
        Series 1991-A
        ------------------------------------------------------------------------------------------------------------------
        8 1/4% Preferred,     HI+PRZ      $2.0625  $2.0625     Nonconvertible                 Cannot be redeemed prior to
        Series 1992-A                                                                         10/15/02.
                                                                                              Redeemable at company's
                                                                                              option after 10/15/02 in
        Depositary Shares                                                                     whole or in part at $25.00
        representing
        1/40 share of 8 1/4%
        Preferred Stock,
        Series 1992-A
        ------------------------------------------------------------------------------------------------------------------
        7.35% Preferred,     HI+PRJ      $1.8375   $.581875*   Nonconvertible                 Cannot be redeemed prior to
        Series 1993-A                                                                         10/15/98.
                                                                                              Redeemable at company's
                                                                                              option after 10/15/98 in
        Depositary Shares                                                                     whole or in part at $25.00
        representing
        1/40 share of 7.35%
        Preferred Stock,
        Series 1993-A
        ------------------------------------------------------------------------------------------------------------------
        Flexible Rate        N/A         $9.50    $9.50        Nonconvertible                 Redeemable at the option of
        Auction                                                Dividend rate fixed at         the company at the end of
        Preferred, Series B                                    9 1/2% until 7/15/95;          the fixed dividend period
                                                               set by auction                 and at certain times
                                                               procedures thereafter          thereafter at a price of
                                                                                              $100 per share plus an
                                                                                              amount equal to accrued and
                                                                                              unpaid dividends to the
                                                                                              redemption date.

        ------------------------------------------------------------------------------------------------------------------

        (*) Partial Payment Period


                                                                         Shareholders
                                            Shares Outstanding              of Record     1994 Market Price    1993 Market Price
                                        ------------------------------------------------------------------------------------------
      Stock                                 1994         1993          1994        1993      High     Low       High       Low
      ----------------------------------------------------------------------------------------------------------------------------
      Common                            96,602,598   94,448,132        14,379      14,632     39 3/4   28 1/2     40 3/8    26 7/8

      $6.25 Preferred                       52,010      385,439           408         641    178      144 1/4    186       134 1/2

      9 1/2% Preferred, Series 1989-A
         (Per Depositary Share)          3,000,000    3,000,000           535         591     27 3/4   25 1/8     28 1/2    26 1/4

      9 1/2% Preferred, Series 1991-A
            (Per Depositary Share)       5,500,000    5,500,000           895         939     11 3/8   10         11 5/8    10 1/2

      8 1/4% Preferred, Series 1992-A
            (Per Depositary Share)       2,000,000    2,000,000           518         512     27 1/4   22 1/4     28        23 7/8

      7.35% Preferred, Series 1993-A
            (Per Depositary Share)       4,000,000    4,000,000           343         305     25 1/2   20 1/4     25 3/4    24 5/8

      Flexible Rate Auction Preferred,
            Series B                       400,000      400,000             4           4        N/A      N/A        N/A       N/A
      ----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
FINANCIAL SECTION CONTENTS

Selected Financial Data & Statistics                          22
Analysis of Credit Loss Reserves Activity--
      Owned Receivables                                       23
Analysis of Credit Loss Reserves Activity--
      Managed Receivables                                     24
Other Credit Quality Statistics                               25
Management's Discussion & Analysis                            26
Statements of Income                                          40
Balance Sheets                                                41
Statements of Cash Flows                                      42
Statements of Changes in Preferred Stock &
      Common Shareholders' Equity                             43
Business Segment Data                                         44
Notes to Financial Statements                                 45
Management's Report                                           67
Independent Auditors' Report                                  67
Net Interest Margin--1994 Compared to 1993                    68
Net Interest Margin--1993 Compared to 1992                    69
Selected Quarterly Financial Data (Unaudited)                 70
Community Investments                                         71
Corporate Information                                         72

SELECTED FINANCIAL DATA AND STATISTICS

   Household International, Inc. and Subsidiaries
   All dollar amounts except per share data are
   stated in millions.                                       1994        1993         1992       1991      1990
-------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA--YEAR ENDED DECEMBER 31
   Net interest margin and other revenues               $ 3,360.6   $ 3,305.0      $ 2,760.4  $ 2,707.0 $ 2,293.8
   Provision for credit losses on owned receivables         606.8       735.8          671.5      843.2     463.7
   Operating expenses                                     1,761.1     1,579.4        1,297.0    1,191.8   1,099.4
   Policyholders' benefits                                  464.4       539.1          513.9      472.2     382.0
   Income taxes                                             160.7       152.0           87.1       50.0     113.4
   ----------------------------------------------------------------------------------------------------------------
   Net income                                           $   367.6   $   298.7      $   190.9  $   149.8 $   235.3
   ================================================================================================================
PER SHARE DATA (1)
   Earnings per common share:
           Primary                                      $    3.52   $    2.91      $    1.97  $    1.57 $    3.03
           Fully diluted                                     3.50        2.85           1.93       1.55      2.88
   Dividends declared per common share                       1.23        1.18           1.15       1.12      1.09
   Book value per common share  (2),(3)                     22.78       22.01          18.65      18.38     17.89
   ----------------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA AT DECEMBER 31
   Total assets                                         $34,338.4   $32,961.5      $31,128.4  $29,982.3 $29,454.7
   ----------------------------------------------------------------------------------------------------------------
   Receivables (4):
   Owned  (5),(6)                                       $20,555.6   $20,530.4      $20,068.3  $19,404.5 $20,776.2
   Serviced with limited recourse                        12,495.1     9,827.8        7,946.3    7,068.8   4,635.0
   ----------------------------------------------------------------------------------------------------------------
   Managed                                               33,050.7    30,358.2       28,014.6   26,473.3  25,411.2
   Receivables serviced with no recourse                 17,752.2    15,229.4       11,406.7    7,820.2   4,201.1
   ----------------------------------------------------------------------------------------------------------------
   Receivables owned or serviced                        $50,802.9   $45,587.6      $39,421.3  $34,293.5 $29,612.3
   ================================================================================================================
   Deposits                                             $ 8,439.0   $ 7,516.1      $ 8,030.3  $ 7,969.6 $ 6,938.0
   Total other debt                                      14,646.2    14,755.9       14,267.7   13,936.9  15,442.1
   Convertible preferred stock                                2.6        19.3           36.0       54.4      74.0
   Preferred stock                                          320.0       320.0          300.0      250.0     195.0
   Common shareholders' equity (2),(3)                    2,200.4     2,078.3        1,545.6    1,462.1   1,281.1
   ----------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL RATIOS (7)
   Total shareholders' equity as a
   percent of owned assets (2),(3),(8)                       7.34%       7.28%          5.93%      5.71%     5.01%
   Total dividends to net income                             39.9        47.3           65.3       76.8      41.3
   Return on average common shareholders' equity (2),(3)     16.0        14.2           10.7        8.5      18.0
   Return on average owned assets                            1.08         .91            .62        .49       .82
   Efficiency ratio (9)                                      60.8        57.1           57.7       53.3      57.5
   ----------------------------------------------------------------------------------------------------------------

(1)1992 and prior amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend effective October 15, 1993.
(2)Effective December 31, 1993 the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS No. 115") and has included unrealized holding gains and losses on available-for-sale investments as a net amount in a separate component of common shareholders' equity, net of income taxes and, for certain investments of the life insurance operation, related unrealized deferred insurance policy acquisition cost adjustments. Before the impact of the market value adjustment at December 31, 1994 and 1993, book value per common share was $23.85 and $21.58, respectively; common shareholders' equity was $2,304.0 and $2,037.8 million, respectively; and total shareholders' equity as a percent of owned assets was 7.64 and 7.15 percent, respectively. The 1994 return on average common shareholders' equity was 15.7 percent before the market value adjustment. The 1993 return on average common shareholders' equity was not materially impacted by the adoption of FAS No. 115.
(3)The company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS No. 109") effective January 1, 1993.
   As a result of implementing FAS No. 109, retained earnings for all periods prior to December 31, 1993 have been reduced by approximately $63 million from the amounts previously reported.
(4)The company reassessed the significance to its financial reporting of its Liquidating Commercial Lines ("LCL") and Corporate segments in 1994. In recognition of the significant 1994 decline in the level of LCL assets, a reduced risk posture for these remaining assets and the relative financial insignificance of the Corporate segment to the company's operations, the LCL and Corporate segments have been combined with the Finance and Banking segment. To better analyze financial condition and results of operations and related trends, earnings and selected balance sheet data for years prior to 1994 have been reclassified to reflect this combination. See further discussion in Management's Discussion and Analysis on page 26.
(5)Including liquidating commercial receivables of $1,189.9, $1,619.0, $1,846.6 and $2,263.8 million at December 31, 1993, 1992, 1991 and 1990, respectively.
(6)Excludes reserves, accrued finance charges, and amounts due and deferred from sales of receivables.
(7)See pages 23 through 25 for selected credit quality tables and statistics.
(8)Total shareholders' equity as a percent of owned assets excludes convertible term preferred stock. Based on conversion ratios the company believes substantially all of this stock will be converted to common stock. Including this preferred stock (as well as the impact of the adoption of FAS No. 109 and FAS No. 115), total shareholders' equity as a percent of owned assets would be 7.35, 7.33, 6.04, 5.89, and 5.26 percent at December 31, 1994,
   1993, 1992, 1991 and 1990, respectively.
(9)Ratio of salaries and fringe benefits and other operating expenses to net interest margin and other revenues less policyholders' benefits. Excluding the impact of the nonrecurring charges discussed on page 27 of Management's Discussion and Analysis, the 1994 efficiency ratio would have been 59.2 percent.

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--OWNED RECEIVABLES

   Household International, Inc. and Subsidiaries
   All dollar amounts are stated in millions.
                                                                      1994      1993     1992      1991     1990
----------------------------------------------------------------------------------------------------------------
   Total Credit Loss Reserves for Owned Receivables at January 1   $ 621.9   $ 564.1  $ 611.4   $ 364.7  $ 299.0
----------------------------------------------------------------------------------------------------------------
   PROVISION FOR CREDIT LOSSES--OWNED RECEIVABLES                    606.8     735.8    671.5     843.2    463.7
----------------------------------------------------------------------------------------------------------------
   OWNED RECEIVABLES CHARGED OFF
           Domestic:
             First Mortgage                                          (10.3)    (13.5)    (7.2)     (7.5)    (1.6)
             Home equity                                             (37.2)    (36.2)   (37.2)    (30.1)   (12.7)
             Other secured                                            (2.5)    (10.8)    (6.0)     (1.8)    (2.8)
             Bankcard                                               (204.4)   (172.4)  (129.5)   (103.4)   (82.5)
             Merchant participation                                 (101.9)    (88.5)   (95.5)   (100.5)   (77.8)
             Other unsecured                                        (202.8)   (205.7)  (202.5)   (176.1)  (131.4)
           Foreign                                                  (123.6)   (162.9)  (234.6)   (219.5)   (99.4)
----------------------------------------------------------------------------------------------------------------
           Total consumer                                           (682.7)   (690.0)  (712.5)   (638.9)  (408.2)
           Equipment financing and other commercial                  (77.4)   (122.8)   (60.8)    (71.4)   (42.1)
----------------------------------------------------------------------------------------------------------------
           Total                                                    (760.1)   (812.8)  (773.3)   (710.3)  (450.3)
----------------------------------------------------------------------------------------------------------------

   RECOVERIES ON OWNED RECEIVABLES
           Domestic:
             First mortgage                                            2.9       2.6      2.2       1.7       .1
             Home equity                                               1.5       1.2       .6        .4       .4
             Other secured                                              --        .4       .2        --       .9
             Bankcard                                                 17.6      12.5     10.5      10.2      7.4
             Merchant participation                                   23.6      19.4     15.3      15.1     14.1
             Other unsecured                                          39.5      38.8     35.8      30.1     24.1
           Foreign                                                    30.5      26.5     22.0      15.7     10.3
----------------------------------------------------------------------------------------------------------------
           Total consumer                                            115.6     101.4     86.6      73.2     57.3
           Equipment financing and other commercial                    1.2       1.2       .2        --       .1
----------------------------------------------------------------------------------------------------------------
           Total                                                     116.8     102.6     86.8      73.2     57.4
----------------------------------------------------------------------------------------------------------------
           Credit loss reserves on receivables purchased, net        (30.2)      1.6    (19.1)     42.3    (16.4)
           Other, net                                                 (9.2)     30.6    (13.2)     (1.7)    11.3

   TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES
           Domestic:
             First mortgage                                            5.1       4.1      6.0       7.3      7.2
             Home equity                                              20.1      16.9     12.4      14.2      6.0
             Other secured                                             1.8       8.0      6.5       3.3       --
             Bankcard                                                125.6     122.7     60.7      67.4     21.6
             Merchant participation                                   65.0      70.2     65.4      54.0     58.1
             Other unsecured                                         141.7     129.3    111.6     129.1     86.6
           Foreign                                                    43.6      56.7     70.5      92.4     92.0
----------------------------------------------------------------------------------------------------------------
           Total consumer                                            402.9     407.9    333.1     367.7    271.5
           Equipment financing and other commercial(1)               143.1     189.0    216.0     243.7     93.2
           Unallocated corporate                                        --      25.0     15.0        --       --
----------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT DECEMBER 31    $ 546.0   $ 621.9  $ 564.1   $ 611.4  $ 364.7
================================================================================================================
RATIO OF CREDIT LOSS RESERVES TO OWNED RECEIVABLES
           Consumer                                                   2.08%     2.20%    1.89%     2.22%    1.55%
           Commercial                                                12.36      9.66     8.81      8.66     2.82
----------------------------------------------------------------------------------------------------------------
           Total(2)                                                   2.66%     3.03%    2.81%     3.15%    1.76%
================================================================================================================
RATIO OF CREDIT LOSS RESERVES TO NONPERFORMING OWNED LOANS
           Consumer                                                   80.3%     74.9%    48.6%     44.9%    34.3%
           Commercial                                                103.9      71.6     47.2      52.5     50.2
----------------------------------------------------------------------------------------------------------------
           Total(2)                                                   85.4%     76.9%    49.4%     47.7%    37.3%
================================================================================================================


   (1) Includes reserves of $172.9, $203.3, $228.7 and $73.0 million in 1993,
       1992, 1991 and 1990, respectively, on owned receivables previously classified as liquidating commercial receivables.
   (2) 1993 and 1992 amounts include the unallocated corporate credit loss reserve.

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--MANAGED RECEIVABLES
  Household International, Inc. and Subsidiaries
  All dollar amounts are stated in millions.

                                                                       1994        1993      1992       1991      1990
  ---------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT JANUARY 1    $   844.7   $   724.8   $ 702.3    $ 389.3   $ 305.1
  ---------------------------------------------------------------------------------------------------------------------
PROVISION FOR CREDIT LOSSES--MANAGED RECEIVABLES                       969.8     1,016.8     922.6      984.9     489.3
  ---------------------------------------------------------------------------------------------------------------------
MANAGED RECEIVABLES CHARGED OFF
  Domestic:
   First mortgage                                                      (10.3)      (13.5)     (7.2)      (7.5)     (1.6)
   Home equity                                                         (82.6)      (75.3)    (59.2)     (42.0)    (14.9)
   Other secured                                                        (2.5)      (10.8)     (6.0)      (1.8)     (2.8)
   Bankcard                                                           (401.1)     (284.6)   (237.6)    (147.7)    (82.5)
   Merchant participation                                             (123.0)     (113.5)   (109.5)    (102.0)    (77.8)
   Other unsecured                                                    (202.8)     (222.3)   (248.9)    (197.7)   (131.4)
  Foreign                                                             (123.6)     (162.9)   (234.6)    (219.5)    (99.4)
  ---------------------------------------------------------------------------------------------------------------------
  Total consumer                                                      (945.9)     (882.9)   (903.0)    (718.2)   (410.4)
  Equipment financing and other commercial                             (77.4)     (122.8)    (60.8)     (71.4)    (42.1)
   ---------------------------------------------------------------------------------------------------------------------
  Total                                                             (1,023.3)   (1,005.7)   (963.8)    (789.6)   (452.5)
  ---------------------------------------------------------------------------------------------------------------------

RECOVERIES ON MANAGED RECEIVABLES
  Domestic:
   First mortgage                                                        2.9         2.6       2.2        1.7        .1
   Home equity                                                           1.5         1.2        .6         .4        .4
   Other secured                                                          --          .4        .2         --        .9
   Bankcard                                                             25.7        15.8      13.3       11.0       7.4
   Merchant participation                                               25.4        20.9      15.8       15.1      14.1
   Other unsecured                                                      39.5        38.8      35.8       30.1      24.1
  Foreign                                                               30.5        26.5      22.0       15.7      10.3
  ---------------------------------------------------------------------------------------------------------------------
  Total consumer                                                       125.5       106.2      89.9       74.0      57.3
  Equipment financing and other commercial                               1.2         1.2        .2         --        .1
  ---------------------------------------------------------------------------------------------------------------------
  Total                                                                126.7       107.4      90.1       74.0      57.4
  ---------------------------------------------------------------------------------------------------------------------
  Credit loss reserves on receivables purchased, net                   (30.2)        (.5)    (19.1)      42.3     (16.4)
  Other, net                                                            (5.2)        1.9      (7.3)       1.4       6.4

TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES
  Domestic:
   First mortgage                                                        5.1         4.1       6.0        7.3       7.2
   Home equity                                                          97.8        75.5      54.4       33.9      13.2
   Other secured                                                         1.8         8.0       6.5        3.3        --
   Bankcard                                                            317.9       274.6     126.5       93.6      32.8
   Merchant participation                                              117.9        82.5      87.0       68.1      58.1
   Other unsecured                                                     141.7       129.3     142.9      160.0      92.8
  Foreign                                                               57.2        56.7      70.5       92.4      92.0
  ---------------------------------------------------------------------------------------------------------------------
  Total consumer                                                       739.4       630.7     493.8      458.6     296.1
  Equipment financing and other commercial(1)                          143.1       189.0     216.0      243.7      93.2
  Unallocated corporate                                                   --        25.0      15.0         --        --
  ---------------------------------------------------------------------------------------------------------------------

TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT DECEMBER 31  $   882.5    $  844.7  $  724.8   $  702.3  $  389.3
=======================================================================================================================

RATIO OF CREDIT LOSS RESERVES TO MANAGED RECEIVABLES
  Consumer                                                               2.32%       2.22%     1.93%      1.94%     1.34%
  Commercial                                                            12.36        9.66      8.81       8.66      2.82
  ----------------------------------------------------------------------------------------------------------------------
  Total  (2)                                                             2.67%       2.78%     2.59%      2.65%     1.53%
  ======================================================================================================================

RATIO OF CREDIT LOSS RESERVES TO NONPERFORMING MANAGED LOANS
  Consumer                                                             103.6%       86.5%     55.2%      45.6%     33.9%
  Commercial                                                           103.9        71.6      47.2       52.5      50.2
  ---------------------------------------------------------------------------------------------------------------------
  Total  (2)                                                           103.6%       85.0%     53.6%      47.8%     36.8%
  =====================================================================================================================

(1) Includes reserves of $172.9, $203.3, $228.7 and $73.0 million in 1993,
    1992, 1991 and 1990, respectively, on managed receivables previously classified as liquidating commercial receivables.
(2) 1993 and 1992 amounts include the unallocated corporate credit loss reserve.

OTHER CREDIT QUALITY STATISTICS

   Household International, Inc. and Subsidiaries
   All dollar amounts are stated in millions.

                                                                 1994       1993        1992       1991     1990
----------------------------------------------------------------------------------------------------------------
   NONACCRUAL MANAGED RECEIVABLES AT DECEMBER 31(1)
      First mortgage                                           $ 38.6     $ 25.6      $ 26.4   $   25.1   $ 40.4
      Home equity                                               143.0      155.5       230.2      234.7    159.5
      Other secured                                               9.5       20.5        12.9       23.2     13.1
      Merchant participation                                     36.8       21.7        20.8       12.4     17.0
      Other unsecured                                           147.2      153.5       173.7      194.8    156.8
      Equipment financing and other commercial(2)                95.9      235.2       259.2      257.6    157.6
----------------------------------------------------------------------------------------------------------------
      Domestic                                                  471.0      612.0       723.2      747.8    544.4
      Foreign                                                   110.5      145.4       219.9      306.9    291.3
----------------------------------------------------------------------------------------------------------------
      Total                                                    $581.5     $757.4      $943.1   $1,054.7   $835.7
================================================================================================================
   RENEGOTIATED COMMERCIAL LOANS AT DECEMBER 31(3)             $ 41.8     $ 28.7      $198.4   $  206.4   $ 27.9
----------------------------------------------------------------------------------------------------------------
   REAL ESTATE OWNED AT DECEMBER 31
      Domestic(4)                                              $138.7     $367.2      $374.1   $  341.3   $145.9
      Foreign                                                    44.1       58.3        73.0       83.6     28.6
----------------------------------------------------------------------------------------------------------------
      Total                                                    $182.8     $425.5      $447.1   $  424.9   $174.5
================================================================================================================
   OTHER ASSETS ACQUIRED THROUGH FORECLOSURE
     AT DECEMBER 31(5)                                         $ 51.7     $ 82.9      $102.6   $   21.5       --
----------------------------------------------------------------------------------------------------------------

   ACCRUING MANAGED RECEIVABLES 90 OR MORE DAYS DELINQUENT
     AT DECEMBER 31(6)
      Domestic                                                 $220.7     $197.0      $196.3   $  180.0   $165.4
      Foreign                                                     7.5       10.3        14.1       27.9     30.1
----------------------------------------------------------------------------------------------------------------
      Total                                                    $228.2     $207.3      $210.4   $  207.9   $195.5
================================================================================================================
   DELINQUENCY ON MANAGED CONSUMER RECEIVABLES
     AT DECEMBER 31(7)
      First mortgage                                             1.93%      1.42%       1.08%      1.16%    1.19%
      Home equity                                                2.64       3.16        4.05       4.83     3.94
      Other secured                                              1.08       1.38        2.71       5.35     4.77
      Bankcard                                                   2.30       2.41        2.70       4.39     3.20
      Merchant participation                                     4.87       5.01        6.34       6.40     6.78
      Other unsecured                                            5.06       6.63        7.77       8.62     8.69
----------------------------------------------------------------------------------------------------------------
      Domestic                                                   2.98       3.28        3.89       4.79     4.14
      Foreign                                                    4.08       5.82        8.08      10.22     9.09
----------------------------------------------------------------------------------------------------------------
      Total                                                      3.11%      3.58%       4.48%      5.72%    5.08%
================================================================================================================
   RATIO OF NET CHARGEOFFS TO AVERAGE MANAGED RECEIVABLES(8)
      First mortgage                                              .32%       .35%        .12%       .15%     .08%
      Home equity                                                1.12       1.00         .87        .67      .26
      Other secured                                               .41       1.79        1.04        .29      .19
      Bankcard                                                   3.98       3.84        5.69       4.87     4.00
      Merchant participation                                     4.00       4.32        4.49       4.11     3.15
      Other unsecured                                            4.53       6.10        7.21       5.78     4.37
----------------------------------------------------------------------------------------------------------------
      Domestic                                                   2.84       2.75        2.98       2.35     1.64
      Foreign                                                    2.44       3.88        5.51       4.99     2.13
----------------------------------------------------------------------------------------------------------------
      Total consumer                                             2.79       2.90        3.38       2.83     1.77
----------------------------------------------------------------------------------------------------------------
      Equipment financing and other commercial                   4.27       5.43        2.25       2.30     1.26
----------------------------------------------------------------------------------------------------------------
      Total                                                      2.87%      3.10%       3.28%      2.75%    1.66%
================================================================================================================

(1) Excludes bankcard and private-label credit card receivables, consistent with industry practice.
(2) Includes nonaccrual receivables of $228.7, $259.2, $257.6 and $157.6 million in 1993, 1992, 1991 and 1990, respectively, previously classified as liquidating commercial receivables.
(3) Includes renegotiated commercial loans of $28.7, $196.8, $202.6 and $27.9 million in 1993, 1992, 1991 and 1990, respectively, previously classified as liquidating commercial receivables.
(4) Includes real estate owned previously referred to as liquidating commercial assets of $256.6, $249.6, $237.5 and $116.2 million for 1993, 1992, 1991 and 1990, respectively.
(5) Relates to domestic commercial receivables.
(6) Includes bankcard and private-label credit card receivables. There were no commercial loans that were 90 days or more past due which remained on accrual status.
(7) Delinquency is defined as consumer receivables which are two months or more contractually past due.
(8) For the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Household International, Inc. and Subsidiaries

BUSINESS SEGMENT DATA

As described below, the company recharacterized its business segment data in 1994.

      As of December 31, 1991, Household International decided to withdraw from the higher-risk portion of its commercial finance business by discontinuing selected product lines. The assets and results of operations related to these product lines were reported in prior years in a separate segment called Liquidating Commercial Lines (''LCL''). The assets were separately managed and had a risk profile that was significantly higher than the company's Finance and Banking receivables. LCL assets of approximately $2.1 billion at December 31, 1991 and $1.6 billion at December 31, 1993 have been reduced to about $700 million at December 31, 1994. Nonperforming LCL assets of nearly $700 million at December 31, 1991 and $514 million at December 31, 1993 have been reduced to $205 million at December 31, 1994. Credit loss reserves as a percent of nonperforming LCL loans at December 31, 1994 were 94.9 percent.

      In 1994 commercial real estate properties totaling approximately $120 million were sold at net book value. In addition, in the fourth quarter the company formed a joint venture, maintaining a 50 percent ownership interest, and entered into an agreement to sell to the venture on a non-recourse basis performing commercial receivables with a net book value of $398 million, $193 million of which were previously classified as LCL assets. These assets have been separately disclosed as Assets Pending Sale in the accompanying Balance Sheet at December 31, 1994. The joint venture received commitments for third-party, non-recourse financing to complete the transaction, which is scheduled to close in the first quarter of 1995.

      Because of the reduced size and potential loss exposure of these discontinued product lines, the company eliminated reporting the separate LCL segment in the accompanying financial statements. Results of operations of these discontinued product lines have been combined with the results of the Finance and Banking segment. Because of the relative financial insignificance of activities of the company's Corporate segment and because these activities now relate predominantly to Finance and Banking operations, the Corporate segment also has been combined with the Finance and Banking segment. These reclassifications streamline reporting results of operations and more accurately reflect the company's business.

      To better analyze financial condition and results of operations and related trends, earnings and selected balance sheet data for years prior to 1994 have been reclassified to reflect the combination of LCL and Corporate activities into the Finance and Banking segment. The company's results of operations are now reported in two segments--Finance and Banking and Individual Life Insurance. Net income and assets of these segments were as follows:

  In millions.
  Year ended December 31                                      1994                 1993                 1992
------------------------------------------------------------------------------------------------------------
   NET INCOME
   Finance and Banking                                   $   316.5            $   253.5            $   149.2
   Individual Life Insurance                                  51.1                 45.2                 41.7
------------------------------------------------------------------------------------------------------------
   Total                                                 $   367.6            $   298.7            $   190.9
============================================================================================================

   ASSETS
   Finance and Banking                                   $26,897.0            $26,002.5            $25,202.2
   Individual Life Insurance                               7,441.4              6,959.0              5,926.2
------------------------------------------------------------------------------------------------------------
   Total                                                 $34,338.4            $32,961.5            $31,128.4
============================================================================================================



Pro forma segment information, assuming such reclassifications had not been made, were as follows:

  In millions.
  Year ended December 31                                      1994                 1993                 1992
------------------------------------------------------------------------------------------------------------
   NET INCOME
   Finance and Banking                                   $   330.3            $   303.2            $   200.6
   Liquidating Commercial Lines                               (7.2)               (21.2)               (14.0)
   Corporate                                                  (6.6)               (28.5)               (37.4)
------------------------------------------------------------------------------------------------------------
   Subtotal                                                  316.5                253.5                149.2
   Individual Life Insurance                                  51.1                 45.2                 41.7
------------------------------------------------------------------------------------------------------------
   Total*                                                $   367.6            $   298.7            $   190.9
============================================================================================================

   ASSETS
   Finance and Banking                                   $26,076.4            $24,362.5            $23,315.3
   Liquidating Commercial Lines                              699.3              1,555.7              1,851.2
   Corporate                                                 121.3                 84.3                 35.7
------------------------------------------------------------------------------------------------------------
   Subtotal                                               26,897.0             26,002.5             25,202.2
   Individual Life Insurance                               7,441.4              6,959.0              5,926.2
------------------------------------------------------------------------------------------------------------
   Total                                                 $34,338.4            $32,961.5            $31,128.4
============================================================================================================


*Core earnings, as previously defined, included operating results of the Finance and Banking, Individual Life Insurance and Corporate segments. Such earnings were $374.8, $319.9 and $204.9 million for 1994, 1993 and 1992, respectively.

CONSOLIDATED OVERVIEW

OPERATIONS SUMMARY

  Net income in 1994 was a record $367.6 million, a 23 percent increase over 1993 net income of $298.7 million. Net income in 1993 was 56 percent higher than 1992 earnings of $190.9 million. Fully diluted earnings per share were a record $3.50 in 1994, up 23 percent from $2.85 in 1993, which were up 48 percent from $1.93 in 1992.

  Several businesses increased 1994 earnings over 1993 and 1992:

        The bankcard business has grown substantially since 1992 as a result of an alliance entered into with General Motors Corporation (''GM'') to issue a co-branded credit card, the GM Card. Private-label credit card earnings increased primarily due to growth in receivables and improved efficiency.

      Improvement in domestic consumer finance earnings was driven by lower credit costs and growth in receivables.

        United Kingdom profits improved primarily due to lower credit losses and portfolio growth and higher fee income resulting from the launch of the GM Card from Vauxhall in January 1994.

        The commercial business (which includes operations of the former LCL segment) experienced improved operating results in 1994 compared to 1993 and 1992 primarily due to lower credit costs and real estate owned expenses.

  Mortgage banking earnings were significantly lower than 1993 and 1992 due to lower originations and narrower spreads. To focus on its more profitable businesses, the company discontinued its domestic traditional first mortgage origination business in the fourth quarter. See the Overview section for the Finance and Banking segment on page 29 for further discussion of these operations.

  The company sold its Australian subsidiary as of December 31, 1994. In the fourth quarter the company recorded an after-tax loss on sale of $14 million.

  The company's efficiency ratio (which is defined as the ratio of salaries and fringe benefits and other operating expenses to net interest margin and other revenues less policyholders' benefits) was 60.8 percent compared to
  57.1 and 57.7 percent in 1993 and 1992, respectively. The increase primarily was due to programs undertaken in 1994, including marketing initiatives and technology and infrastructure expenditures, to promote and support growth. Expenses in 1994 also included costs associated with the launch of the GM Card from Vauxhall in the United Kingdom and with the initial phase of a restructuring of the Canadian operation.

        In addition, in the fourth quarter of 1994 the company made decisions designed to improve operating efficiency which will benefit future years. These decisions included discontinuing the domestic traditional first mortgage origination business; consolidating some processing operations; and reducing staff, particularly in consumer and mortgage banking and related support operations. These decisions will reduce the company's workforce by approximately 2,000, or 12 percent. The company recorded nonrecurring costs of approximately $14 million after tax in connection with these decisions. The efficiency ratio, excluding the fourth quarter nonrecurring costs and the loss on sale of the Australian subsidiary, was 59.2 percent.

BALANCE SHEET REVIEW

  Owned assets totaled $34.3 billion at December 31, 1994, up 4 percent from year-end 1993. The increase primarily was due to a 10 percent increase in unsecured receivables.

  Managed consumer receivables (owned receivables plus those serviced with limited recourse) grew 12 percent in 1994. Excluding the first mortgage portfolio, the consumer portfolio grew 14 percent. The majority of the growth occurred in unsecured products, primarily domestic unsecured consumer finance receivables, which grew 30 percent; bankcards, which were up 22 percent; private-label credit cards, which grew 16 percent; and credit cards and unsecured loans in the United Kingdom, which increased 59 percent. Offsetting the increased demand for unsecured products were lower originations of first mortgage receivables as a result of rising interest rates during 1994, which significantly decreased the demand for refinancings. The home equity receivable portfolio was flat due to the continued liquidation of an acquired domestic portfolio, which offset new retail originations, as well as runoff experienced in the Canadian portfolio.

  Consumer two-months-and-over contractual delinquency (''delinquency'') continued to decline throughout the year due to strict credit standards and an improving economy. Total consumer delinquency as a percent of managed consumer receivables was 3.11 percent at December 31, 1994, down significantly from 3.58 percent at December 31, 1993. The chargeoff ratio for the managed consumer portfolio was 2.79 percent compared to 2.90 percent in 1993.

  In connection with the combination of the former LCL and Corporate segments with the Finance and Banking segment, the company allocated the previously reported corporate credit loss reserve that had been established in 1992 and 1993 among its various Finance and Banking receivable products. The ratio of total managed credit loss reserves, including unallocated amounts, to nonperforming loans for all managed consumer and commercial products increased to 103.6% at December 31, 1994 from 85.0% at December 31, 1993. See page 32 for discussion of credit loss reserve adequacy.

  In the fourth quarter of 1994 the company acquired 26 consumer bank branches located in Illinois. As part of the purchase, the company assumed approximately $1.2 billion in customer deposits. Subsequent to year end, the company entered into agreements to sell its branch networks and deposits in Maryland, Virginia and California. These sales are expected to close by mid-1995.

  The ratio of common and preferred shareholders' equity (including convertible preferred stock) to total assets was 7.35 percent, compared to 7.33 percent at December 31, 1993. These ratios were affected by Statement of Financial Accounting Standards No. 115, ''Accounting for Certain
  Investments in Debt and Equity Securities'' (''FAS No. 115'') which requires that unrealized gains and losses on certain debt and equity securities be recorded as an adjustment to shareholders' equity. The rise in interest rates during 1994 resulted in a net unrealized loss at year-end in the company's available-for-sale investment portfolio and a reduction in shareholders' equity of

$103.6 million. While FAS No. 115 provides for the adjustment of certain debt and equity securities to fair value, it does not allow for a corresponding adjustment for a change in related liabilities. Therefore, the unrealized loss does not reflect the total change in the economic value of shareholders' equity due to higher interest rates. The company believes that the change in fair value of liabilities should offset a significant amount of the reduction in the fair value of its investment portfolio. Excluding the effect of the FAS No. 115 component of shareholders' equity, the ratio of common and preferred shareholders' equity (including convertible preferred stock) to total assets was 7.65 percent at December 31, 1994, up from 7.21 percent at December 31, 1993.


FINANCE AND BANKING

          STATEMENTS OF INCOME

          All dollar amounts are stated in millions.
          Year ended December 31                                             1994            1993             1992
          --------------------------------------------------------------------------------------------------------
          Finance income                                                $ 2,642.3       $ 2,561.4        $ 2,584.4
          Interest income from noninsurance investment securities           131.9           129.3            152.8
          Interest expense                                                1,237.0         1,140.2          1,407.3
          --------------------------------------------------------------------------------------------------------
          Net interest margin                                             1,537.2         1,550.5          1,329.9
          Provision for credit losses on owned receivables                  606.8           735.8            671.5
          --------------------------------------------------------------------------------------------------------
          Net interest margin after provision for credit losses             930.4           814.7            658.4
          --------------------------------------------------------------------------------------------------------
          Securitization and servicing fee income                           733.9           460.0            376.0
          Insurance premiums and contract revenues                          184.6           160.4            169.9
          Investment income                                                  20.3            33.6             42.0
          Fee income                                                        250.5           292.6            164.5
          Other income                                                       48.3           148.9             98.0
          --------------------------------------------------------------------------------------------------------
          Total other revenues                                            1,237.6         1,095.5            850.4
          --------------------------------------------------------------------------------------------------------
          Salaries and fringe benefits                                      631.4           590.2            512.7
          Other operating expenses                                        1,012.4           858.3            695.1
          Policyholders' benefits                                            75.5            82.2             86.2
          --------------------------------------------------------------------------------------------------------
          Total costs and expenses                                        1,719.3         1,530.7          1,294.0
          --------------------------------------------------------------------------------------------------------
          Income before income taxes                                        448.7           379.5            214.8
          Income taxes                                                      132.2           126.0             65.6
          --------------------------------------------------------------------------------------------------------
          Net income                                                    $   316.5       $   253.5        $   149.2
          ========================================================================================================
          End-of-period receivables:
            Owned                                                       $20,555.6       $20,530.4        $20,068.3
            Serviced with limited recourse                               12,495.1         9,827.8          7,946.3
          --------------------------------------------------------------------------------------------------------
          Managed receivables                                            33,050.7        30,358.2         28,014.6
          Serviced with no recourse                                      17,752.2        15,229.4         11,406.7
          --------------------------------------------------------------------------------------------------------
          Receivables owned or serviced                                 $50,802.9       $45,587.6        $39,421.3
          ========================================================================================================
          Average receivables:
            Owned                                                       $21,011.2       $20,743.6        $19,895.7
            Serviced with limited recourse                               10,200.7         8,258.4          6,826.3
          --------------------------------------------------------------------------------------------------------
          Average managed receivables                                    31,211.9        29,002.0         26,722.0
          Serviced with no recourse                                      17,030.7        13,021.8          9,208.4
          --------------------------------------------------------------------------------------------------------
          Average receivables owned or serviced                         $48,242.6       $42,023.8        $35,930.4
          ========================================================================================================
          End-of-period deposits                                        $ 8,439.0       $ 7,516.1        $ 8,030.3
          --------------------------------------------------------------------------------------------------------
          Return on owned assets                                             1.18%            .96%             .60%
          --------------------------------------------------------------------------------------------------------
          Net interest margin to average interest-earning assets             6.56            6.79             6.05
          --------------------------------------------------------------------------------------------------------

OVERVIEW Domestic Finance and Banking earnings increased to $294.2 million from $256.5 million in 1993 primarily due to improved operating results in the credit card, consumer finance and commercial businesses, partially offset by reduced earnings in the mortgage banking operation.

    Credit card results continued to benefit from the alliance entered into in 1992 with GM to issue the GM Card. GM Card managed receivables totaled $6.8 billion and the number of accounts totaled 7.6 million at December 31, 1994, compared to $4.9 and $1.8 billion in receivables and 5.9 and 2.7 million accounts in 1993 and 1992, respectively. GM Card managed receivable growth generated higher interest margins and substantial fee income, offset somewhat by higher operating expenses related to servicing. Private-label credit card earnings increased primarily due to growth in the managed portfolio and improved efficiency.

   Consumer finance earnings increased primarily due to higher net interest margin and lower credit costs. Servicing fee income also increased as a result of an unsecured consumer loan portfolio which the company began servicing without recourse in the third quarter of 1993.

   Operating results of the commercial business improved over the prior year primarily due to lower credit costs, write-downs and net expenses for real estate owned. Operating results for 1993 reflected the resolution of the company's largest nonaccrual commercial loan. The company reached a cash settlement on this loan in 1993 which resulted in a higher-than-anticipated chargeoff. See page 26 for pro forma results of the former LCL segment.

   The rising interest rate environment in the U.S. in 1994 compared to 1993 caused significantly lower earnings in the mortgage banking business due to narrower spreads and fewer originations. Mortgage banking operating results for 1993 were negatively impacted by high mortgage loan prepayments and by write-downs of capitalized servicing rights resulting from prepayments in the servicing portfolio. The company discontinued its traditional first mortgage origination business in the fourth quarter of 1994 and may pursue the sale of servicing rights related to first mortgage loans.

   Foreign operating results improved in 1994, primarily due to the United Kingdom operation which earned $27.7 million, compared to $10.3 million in 1993 and a loss of $45.9 million in 1992. Higher earnings were primarily due to portfolio growth, higher interchange fee income and lower credit costs. Portfolio growth and fee income benefited from the expansion of the company's alliance with GM to the United Kingdom in early 1994. The Canadian operation reported a loss in 1994 which was smaller than the previous two years. Operating results continued to be negatively impacted by low receivable levels and a high cost base.

   In the third quarter the company sold its retail securities brokerage business. This sale did not significantly impact operating results for 1994.

RECEIVABLES Managed consumer receivables increased 12 percent in 1994. See Balance Sheet Review on page 27 for further discussion.

   Owned consumer receivables were $19.4 billion at December 31, 1994, up 4 percent compared to $18.6 billion at December 31, 1993. Changes in owned receivables from period to period may vary depending on the timing and significance of securitization transactions. The company securitized and sold with limited recourse approximately $4.5 billion of receivables during both 1994 and 1993.

PRO FORMA MANAGED INCOME DATA Since 1989 securitizations and sales of consumer receivables have been, and will continue to be, an important source of liquidity for the company. The company continues to service the securitized receivables after such receivables are sold and retains a limited recourse obligation. Securitizations impact the classification of revenues and expenses in the income statement. Amounts related to receivables serviced, including net interest margin, fee income, and provision for credit losses on receivables serviced with limited recourse are reported as a net amount in securitization and servicing fee income in the company's statements of income.

   The company monitors its Finance and Banking segment profitability on a managed basis as well as on the historical owned basis. The managed basis assumes that the receivables securitized and sold are instead still held in the portfolio. Pro forma statements of income on a managed basis for the Finance and Banking segment for 1994 and 1993 are presented on the following page. For purposes of this analysis, the results do not reflect the differences between the company's accounting policies for owned receivables and receivables serviced with limited recourse. Accordingly, net income on the pro forma managed basis equals net income on a historical owned basis.

PRO FORMA MANAGED FINANCE AND BANKING STATEMENTS OF INCOME
All dollar amounts are stated in millions.
Year ended December 31

                                                                          AS A PERCENT OF AVERAGE            AS A PERCENT OF AVERAGE
                                                                                MANAGED INTEREST-                  MANAGED INTEREST-
                                                                  1994             EARNING ASSETS         1993        EARNING ASSETS
 -----------------------------------------------------------------------------------------------------------------------------
 Finance income                                                $ 3,897.2              11.59%           $ 3,563.3         11.45%
 Interest income from noninsurance investment securities           131.9                .39                129.3           .42
 Interest expense                                                1,769.3               5.26              1,531.3          4.92
 -----------------------------------------------------------------------------------------------------------------------------
 Net interest margin                                             2,259.8               6.72              2,161.3          6.95
 Provision for credit losses                                       969.8               2.88              1,016.8          3.27
 -----------------------------------------------------------------------------------------------------------------------------
 Net interest margin after provision for credit losses           1,290.0               3.84              1,144.5          3.68
 -----------------------------------------------------------------------------------------------------------------------------
 Servicing fee income                                               78.4                .23                 24.0           .08
 Insurance premiums and contract revenues                          184.6                .55                160.4           .51
 Investment income                                                  20.3                .06                 33.6           .11
 Fee income                                                        546.4               1.62                398.8          1.28
 Other income                                                       48.3                .15                148.9           .48
 -----------------------------------------------------------------------------------------------------------------------------
 Total other revenues                                              878.0               2.61                765.7          2.46
 -----------------------------------------------------------------------------------------------------------------------------
 Salaries and fringe benefits                                      631.4               1.88                590.2          1.90
 Other operating expenses                                        1,012.4               3.01                858.3          2.76
 Policyholders' benefits                                            75.5                .22                 82.2           .26
 -----------------------------------------------------------------------------------------------------------------------------
 Total costs and expenses                                        1,719.3               5.11              1,530.7          4.92
 -----------------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                        448.7               1.34                379.5          1.22
 Income taxes                                                      132.2                .40                126.0           .41
 -----------------------------------------------------------------------------------------------------------------------------
 Net income                                                    $   316.5                .94%           $   253.5           .81%
 =============================================================================================================================
 Average managed receivables                                   $31,211.9                               $29,002.0
 Average noninsurance investments                                2,424.4                                 2,106.1
 ------------------------------------------------------------------------------------------------------------------------------
 Average managed interest-earning assets                       $33,636.3                               $31,108.1
 ==============================================================================================================================


The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on the company's historical statements of income ("Owned Basis") as well as on the above pro forma managed statements of income ("Managed Basis").

NET INTEREST MARGIN Net interest margin on a Managed Basis increased 5 percent in 1994 due to higher levels of managed interest-earning assets and a shift in product mix towards higher-yielding receivables, partially offset by higher funding costs. The net interest margin percentage on a Managed Basis decreased from 6.95 percent in 1993 to 6.72 percent in 1994. This decrease was attributable to higher funding costs, narrower spreads on variable rate products, and the impact of slower repricing of the company's prime-based assets compared to variable rate liabilities which reprice on different indices. These factors were partially offset by the shift in product mix towards higher-yielding receivables. See pages 38 and 39 for a discussion of the company's interest rate risk management policy and pages 68 and 69 for an analysis of the company's Owned Basis net interest margin.

PROVISION FOR CREDIT LOSSES The provision for credit losses for receivables on an Owned Basis totaled $606.8 million, down 18 percent from $735.8 million in 1993 and down 10 percent from 1992's level. The level of provision for credit losses on an Owned Basis declined due to securitizations and sales of receivables, as provision related to the securitized receivables was transferred to securitization and servicing fee income.

   The provision for credit losses for receivables on a Managed Basis totaled $969.8 million in 1994, a decrease of 5 percent from 1993. As a percent of average managed interest-earning assets, the provision decreased from 3.27 percent in 1993 to 2.88 percent, reflecting the underlying improvement in the credit quality of the commercial portfolio and in the managed consumer portfolio which experienced lower delinquency and chargeoffs in 1994 compared to 1993. In addition, the 1993 provision reflected a chargeoff recognized in connection with the cash settlement of the company's largest commercial credit exposure at the time. See the credit quality section on pages 32 through 35 for further discussion of factors affecting the provision for credit losses.

OTHER REVENUES Securitization and servicing fee income on an Owned Basis consists of two components: income associated with the securitization and sale of receivables with limited recourse, and servicing fee income related primarily to the servicing of unsecured and first mortgage loans. Securitization income on an Owned Basis, which includes net interest income, fee income and provision for credit losses related to receivables serviced with limited recourse, increased in 1994 due to higher levels of securitized receivables outstanding and an increase in fee income from securitized credit card receivables. The components of securitization income are reclassified to the appropriate line in the statements of income on a Managed Basis.

   Servicing fee income increased in 1994 primarily due to an unsecured consumer loan portfolio which the company began servicing in the third quarter of 1993. This portfolio totaled

$692.5 million at December 31, 1994. Servicing fee income also increased in 1994 due to servicing receivable growth and the lesser impact of write-downs of servicing rights. Average receivables serviced with no recourse increased to $17.0 billion in 1994, up from $13.0 billion in 1993 and $9.2 billion in 1992. The portfolio of loans serviced for others continued to grow due to sales of originated first mortgages to investors, with servicing rights retained, prior to the decision in the fourth quarter to stop originating this product.

     Insurance premiums and contract revenues of $184.6 million were up from $160.4 million in 1993 and $169.9 million in 1992. The increase was due to higher sales volumes of specialty and credit insurance in the domestic and United Kingdom operations.

     Investment income of $20.3 million in 1994 declined compared to both 1993 and 1992 due to lower gains from fewer sales of available-for-sale investments.

     Fee income on an Owned Basis includes revenues from fee-based products such as bankcards, consumer banking deposits and private-label credit cards. Fee income was $250.5 million, down from $292.6 million in 1993 but up from $164.5 million in 1992. The decrease from 1993 was due to lower interchange fees as a result of the increase in the amount of securitizations of GM Card receivables during 1994. Fee income on securitized receivables is transferred to securitization income upon sale. Securitizations and sales of GM Card receivables began in the second quarter of 1993. The increase over 1992 was primarily due to interchange and other fees related to owned GM Card receivables. The GM Card was introduced in September 1992.

     Fee income on a Managed Basis which, in addition to the items discussed above, includes other fees related to receivables serviced with limited recourse, increased from $398.8 million in 1993 to $546.4 million in 1994. This increase was due to the significant increase in interchange income related to GM Card receivables that have been securitized and sold with limited recourse.

     Other income in 1994 was down due primarily to the loss on the sale of the company's Australian and retail securities brokerage subsidiaries; trading losses in 1994, as a result of rising interest rates, compared to gains in 1993; and lower gains on asset dispositions.

EXPENSES Salaries and fringe benefits were $631.4 million, compared to $590.2 million in 1993. The increase primarily was due to servicing requirements of the larger credit card portfolio. The number of employees for the Finance and Banking segment at December 31, 1994 was approximately 14,900, down from the prior year primarily due to the decisions to improve the operating efficiency of certain businesses as discussed on page 27. Other operating expenses were up 18 percent over 1993. Operating expenses increased primarily due to marketing initiatives and infrastructure expenditures as well as increased costs associated with the launch of the GM Card from Vauxhall in the United Kingdom and with the initial phase of a restructuring of the Canadian operation. Operating expenses also increased due to nonrecurring costs of $22.6 million recorded in the fourth quarter as described earlier.

     The effective tax rate in 1994 was 29.5 percent compared to 33.2 percent in 1993 and 30.5 percent in 1992. The 1994 effective tax rate reflected the favorable resolution of several prior year state tax issues and the recognition of U.S. tax benefits of accumulated losses of the Australian subsidiary upon its disposition.

CREDIT MANAGEMENT POLICIES

The company's receivable portfolios and credit management policies historically have been divided into two distinct components--consumer and commercial. For consumer products, credit policies focus on product type and specific portfolio risk factors. The consumer credit portfolio is diversified by product and geographic location. The commercial credit portfolio is monitored on an individual transaction basis and is also evaluated based on overall risk factors. See Note 3, "Receivables" in the accompanying financial statements for receivables by product type.

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

     Based on this credit risk management process, expected credit losses for each consumer product are estimated using a statistical analysis of historical delinquency and chargeoff levels. Credit loss reserves are based on these statistical estimates and additional reserves to reflect management's judgment of portfolio risk factors. These risk factors include overall economic conditions, regional considerations and current trends in growth, underwriting or collection practices and changes in product mix which might not be appropriately considered in historical statistical experience.

     The company suspends accrual of interest on all consumer receivables when payments are three months contractually past due, except for bankcards and private-label credit cards. On these credit card receivables, consistent with industry practice, interest continues to accrue until the receivable is charged off. Consumer loans are charged off when an account is contractually delinquent for a preestablished period of time. The period of time is dependent on the terms, collateral and credit loss experience of each consumer product category. This period ranges from 4 to 9 months.

   The company's domestic consumer businesses lend funds nationwide, with California accounting for 21 percent of total domestic managed consumer receivables. It is the only state with receivables in excess of 10 percent of domestic managed consumer receivables. The company's foreign consumer operations, located in Canada and the United Kingdom, accounted for 6 and 5 percent, respectively, of managed consumer receivables at December 31, 1994. Due to its centralized underwriting, collection and processing functions, the company is able to quickly revise underwriting standards and intensify collection efforts for specific geographic locations.

COMMERCIAL Commercial loans are underwritten based upon specific criteria by product, including financial characteristics of the borrower, value of underlying collateral, economic conditions and pricing. All financing commitments in excess of $1 million must be approved by an investment committee consisting of senior management.

   The company's ongoing credit monitoring process evaluates the financial and operating performance of all borrowers. As part of this process, the company administers an asset classification policy which requires all assets to be formally reviewed and assigned a rating on a quarterly basis. This policy utilizes a process similar to that used by banking regulatory authorities and specifically addresses the need for chargeoffs. The conclusions of the monitoring process are reported to senior management on a quarterly basis.

   The adequacy of the credit loss reserves is evaluated quarterly based upon the ongoing credit monitoring process and evaluation of the probability of future losses in the portfolio as a whole given its geographic and industry diversification, historical loss experience and the potential impact on the portfolio of existing and future economic conditions. Substantially all commercial credit losses have related to assets of the former LCL segment.

   Commercial loans are placed on nonaccrual status when they become 90 days past due, or sooner if the company believes that the loan has experienced significant adverse developments that could result in a loss of interest or principal. There are no commercial loans that are 90 days past due and on full accrual status. Loans are disclosed as renegotiated loans or troubled debt restructurings if the rate of interest has been reduced because of the inability of the borrower to meet the original terms of the loan. Such loans continue to accrue interest at the renegotiated rate, unless they become 90 days past due, because the company believes the borrowers will be able to meet their obligations following the restructuring.

   Commercial loans that are modified in the normal course of business, for which additional consideration is received or significant concessions are not made, are not reported as renegotiated loans or troubled debt restructurings. Real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and, if appropriate, reduced.

LOSS RESERVES The level of reserves for credit losses is maintained in accordance with the above-mentioned credit risk policy. See Note 1, "Summary of Significant Accounting Policies" on page 45 in the accompanying financial statements for further description of the basis for establishing such reserves. Because of different loss characteristics of various product lines, industry reserve comparisons are less meaningful on an overall basis, and reserves should be evaluated by product. An analysis of credit loss reserves by product and other credit quality statistics are shown on pages 23 through 25. While management allocates reserves, including those in excess of statistical requirements, among the company's various products, all credit loss reserves are considered to be available to cover total loan losses.

   As disclosed on page 24, the company's total managed credit loss reserves increased to $882.5 million from $844.7 million at December 31, 1993. The ratio of credit loss reserves to total managed receivables was 2.67 percent, down slightly from 2.78 percent at December 31, 1993 due primarily to improved credit quality in the company's consumer and commercial portfolios. The ratio of total credit loss reserves to total managed nonperforming loans increased to
103.6 percent from 85.0 percent at December 31, 1993 as the company continued to remain cautious about the economies in which it operates.

   Managed consumer credit loss reserves increased 17 percent compared to a year ago, while managed consumer receivables grew 12 percent. The ratio of managed consumer credit loss reserves to managed consumer delinquency increased to 74.5 percent from 62.0 percent at December 31, 1993. Despite the continued decline in managed consumer delinquency, the company strengthened credit loss reserves related to credit card and other unsecured receivables due to growth in these products which, historically, have higher chargeoff rates than secured products.

   Credit loss reserves for commercial loans decreased during 1994 consistent with the decline in the level of commercial loans. Reserve coverage for nonperforming commercial loans increased as the ratio of commercial credit loss reserves to nonperforming commercial loans rose from 71.6 percent at December 31, 1993 to 103.9 percent. The company's commercial loan portfolio was reduced by $798 million in 1994 due to repayments and the anticipated transfer without recourse of $398 million of commercial loans to a joint venture as described previously.

CREDIT QUALITY During 1994 the company experienced improved credit quality in virtually all product categories in both the foreign and domestic operations. These improvements were a result of better economic conditions and a higher quality of recently originated receivables. Delinquency at year-end 1994 fell below the year-ago level. Chargeoffs in 1994 were also below the prior year. Nonperforming consumer and commercial assets also declined during the year due to a stabilized real estate market and the disposition of several nonperforming commercial assets. Delinquency and chargeoff statistics continued to be impacted by the shift in product mix toward unsecured receivables. Because other unsecured, merchant participation and bankcard receivables have higher delinquency and chargeoff rates than first mortgages, this change in product mix has the effect of increasing the overall delinquency and chargeoff statistics of the company's portfolio compared to a portfolio of predominantly secured products. In addition, credit quality statistics were impacted by the anticipated higher delinquency and chargeoffs related to the seasoning of the GM Card portfolio. However, the credit quality of the GM Card portfolio continued to be better than expected and industry averages.

CONSUMER DELINQUENCY Delinquency levels are monitored for both receivables owned and receivables managed. The company looks at delinquency levels which include receivables serviced with limited recourse because this portfolio is subjected to underwriting standards comparable to the owned portfolio; is managed by operating personnel without regard to portfolio ownership; and results in a similar credit loss exposure for the company.

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY (as a percent of managed consumer receivables)

                                             1994 Quarter End                    1993 Quarter End
                                -----------------------------        ----------------------------
                                   4        3       2       1           4       3       2       1
 ------------------------------------------------------------------------------------------------
 DOMESTIC
 First mortgage                 1.93%    1.66%   1.68%   2.31%       1.42%   1.21%   1.15%   1.27%
 Home equity                    2.64     2.67    2.75    3.10        3.16    3.38    3.20    3.46
 Other secured                  1.08     1.71    2.64    1.62        1.38    1.83    3.20    2.80
 Bankcard                       2.30     2.40    2.34    2.41        2.41    2.57    2.47    2.58
 Merchant participation         4.87     5.03    4.53    5.02        5.01    5.43    5.73    6.36
 Other unsecured                5.06     5.43    6.01    6.48        6.63    7.23    7.46    7.53
-------------------------------------------------------------------------------------------------
 Total domestic                 2.98     3.07    3.10    3.37        3.28    3.50    3.46    3.68
-------------------------------------------------------------------------------------------------
 FOREIGN
 Canada                         3.95     3.57    3.83    4.14        4.65    5.11    5.61    6.00
 United Kingdom                 4.24     4.71    5.27    5.99        6.74    7.34    8.37    9.31
 Australia                        --     6.84    7.43    7.98        8.93    9.59   10.95   12.06
-------------------------------------------------------------------------------------------------
 Total foreign                  4.08     4.34    4.78    5.25        5.82    6.32    7.06    7.68
-------------------------------------------------------------------------------------------------
 Total                          3.11%    3.24%   3.32%   3.61%       3.58%   3.85%   3.93%   4.24%
=================================================================================================


Delinquency as a percent of managed consumer receivables fell 13.1 percent in 1994. The decline from both the prior year and prior quarter was driven by improvements in the foreign operations and domestic unsecured products.

DOMESTIC CONSUMER DELINQUENCY First mortgage delinquency was impacted by the company's decision to extend payment terms in the first quarter of 1994 for customers affected by the January California earthquake. This caused a 27 basis point increase in first mortgage delinquency at December 31, 1994. The company believes the ultimate exposure on the impacted first mortgage receivables is small.

   Improvements in the home equity and other unsecured receivable portfolios were primarily due to improved economic conditions and growth of higher quality receivables which were recently underwritten. Vintage analyses of home equity and other unsecured receivables continued to demonstrate the favorable performance of these receivables. A new credit scoring system implemented in 1994 for these products has allowed the company to access a wider customer base with no significant change to the risk posture of the receivables.

   Bankcard delinquency improved compared to the prior quarter and December 31, 1993. Improvement in the non-GM Card portfolio was offset by the anticipated increase in delinquent GM Card receivables resulting from the aging of this portfolio. The GM Card program has exhibited better-than-average delinquency experience, and the company anticipates that delinquency in this portfolio will stabilize in 1995.

   The company believes that, although further reductions are possible, the overall declining delinquency trend had begun to stabilize. Future changes in delinquency will depend on economic conditions in the regional areas where the company operates, the composition of the managed receivable base, and the continued maturation of the GM Card portfolio.

FOREIGN CONSUMER DELINQUENCY Foreign delinquency improved significantly from the prior year primarily due to a decrease in United Kingdom delinquency, which benefited from the issuance of the GM Card from Vauxhall beginning in early 1994, as new accounts were added to the receivables base but had only a small impact on delinquency. Excluding the impact of the GM Card from Vauxhall, the United Kingdom and total foreign delinquency ratio still improved compared to both the prior quarter and prior year. Improvements in both the Canadian and United Kingdom operations were primarily due to the quality of recently underwritten receivables resulting from strict underwriting standards. Further improvement will depend on the extent and timing of improvement in economic conditions in the foreign countries where the company operates.

CHARGEOFFS Chargeoffs decreased in 1994 primarily as a result of improved delinquency trends. The following table presents chargeoffs on a full year and quarterly basis by product.


NET CHARGEOFFS OF CONSUMER RECEIVABLES (as a percent of average managed consumer receivables)

                                               1994 Quarter Annualized                         1993 Quarter Annualized
                                               -----------------------                         -----------------------
                          Full year                                      Full year                                     Full year
                               1994      4        3         2        1        1993        4        3        2        1      1992
-------------------------------------------------------------------------------------------------------------------------------
   DOMESTIC
   First mortgage               .32%    .13%     .43%      .28%     .46%      .35%      .21%     .59%     .40%     .20%     .12%

   Home equity                 1.12     .92     1.00      1.37     1.20      1.00      1.17      .87      .98      .98      .87
   Other secured                .41     .46      .99       .15      .05      1.79       .64     3.11     3.51     (.07)    1.04
   Bankcard                    3.98    4.03     3.82      3.88     4.22      3.84      3.99     3.78     3.43     4.20     5.69
   Merchant participation      4.00    4.31     3.91      3.83     3.91      4.32      4.26     4.44     4.02     4.57     4.49
   Other unsecured             4.53    3.63     4.36      5.10     5.26      6.10      5.41     5.99     6.62     6.42     7.21
-------------------------------------------------------------------------------------------------------------------------------
   Total domestic              2.84    2.73     2.76      2.91     2.97      2.75      2.82     2.78     2.66     2.75     2.98
-------------------------------------------------------------------------------------------------------------------------------
   FOREIGN
   Canada                      2.17    1.63     1.82      2.43     2.89      3.16      3.86     2.83     2.83     3.18     3.84
   United Kingdom              2.77    2.88     2.77      2.48     2.96      5.22      4.07     4.62     5.55     6.72     9.13
   Australia                   2.61    1.83     2.24      3.72     2.74      3.77      3.77     2.61     3.38     5.21     3.33
-------------------------------------------------------------------------------------------------------------------------------
   Total foreign               2.44    2.14     2.23      2.59     2.90      3.88      3.92     3.38     3.73     4.46     5.51
-------------------------------------------------------------------------------------------------------------------------------
   Total                       2.79%   2.65%    2.69%     2.87%    2.96%     2.90%     2.96%    2.86%    2.81%    2.99%    3.38%
===============================================================================================================================



   Net chargeoffs as a percent of average managed consumer receivables were
   2.79 percent, down from 2.90 percent in 1993, driven by improvements in the foreign operations and domestic other unsecured receivables.

      Domestic net chargeoffs were 2.84 percent for the year, compared to 2.75 percent in 1993. The year-over-year increase was primarily due to the anticipated increase in bankcard chargeoffs in the GM Card portfolio, which was partially offset by improvements in the non-GM Card and other unsecured portfolios. The improvement in the other unsecured portfolio was due to the favorable performance of recently underwritten receivables. The merchant participation chargeoff ratio for the year improved compared to the prior year primarily due to growth in receivables resulting from new merchant programs.

      Foreign net chargeoffs declined significantly in 1994, driven by improvements in both the United Kingdom and Canadian operations due to improving economies and strict underwriting standards. The foreign chargeoff ratio also benefited from growth of the GM Card from Vauxhall which was introduced in the United Kingdom in early 1994 and which has experienced minimal chargeoffs to date. Excluding the impact of GM Card from Vauxhall receivables originated in the United Kingdom, the foreign chargeoff ratio improved in the fourth quarter and for the year.

      Chargeoffs are a lagging indicator of credit quality and generally reflect prior delinquency trends. Growth associated with the domestic GM Card portfolio has resulted in a shift in product mix toward unsecured receivables, which have higher chargeoff rates than secured receivables. Although GM Card chargeoffs increased during the year, the company anticipates they will stabilize as the portfolio continues to mature. The company also expects further improvement in other domestic products and in the foreign operations. However, future changes in net chargeoffs may be impacted by factors such as a shift in product mix toward unsecured receivables, economic conditions and the impact of personal bankruptcies.

NONPERFORMING CONSUMER ASSETS
                                                                                  Dec. 31,    Sept. 30,   Dec. 31,       Dec. 31,
All dollar amounts are stated in millions.                                            1994         1994       1993           1992
---------------------------------------------------------------------------------------------------------------------------------
Nonaccrual managed consumer receivables                                             $485.6      $489.1      $522.2       $  683.9
Accruing managed consumer receivables 90 or more days delinquent                     228.2       225.3       207.3          210.4
---------------------------------------------------------------------------------------------------------------------------------
Total nonperforming managed consumer receivables                                     713.8       714.4       729.5          894.3
Real estate owned                                                                    115.2       153.4       168.9          197.5
---------------------------------------------------------------------------------------------------------------------------------
Total nonperforming consumer assets                                                 $829.0      $867.8      $898.4       $1,091.8
=================================================================================================================================
Credit loss reserves for managed consumer receivables as a percent
  of nonperforming managed consumer receivables                                      103.6%       94.4%       86.5%          55.2%

Nonperforming managed consumer receivables as a percent
  of total managed consumer receivables                                                2.2         2.3         2.6            3.5
---------------------------------------------------------------------------------------------------------------------------------

Consumer real estate owned declined due to improvements in the domestic consumer finance and Canadian operations.

NONPERFORMING COMMERCIAL ASSETS*
                                                                                  Dec. 31,   Sept. 30,    Dec. 31,       Dec. 31,
All dollar amounts are stated in millions.                                            1994        1994        1993           1992
---------------------------------------------------------------------------------------------------------------------------------
Real estate nonaccrual                                                              $ 36.9      $ 48.5      $ 54.8         $ 80.7
Other nonaccrual                                                                      59.0        74.4       180.4          178.5
---------------------------------------------------------------------------------------------------------------------------------
Total nonaccrual commercial loans                                                     95.9       122.9       235.2          259.2
Renegotiated                                                                          41.8        44.9        28.7          198.4
---------------------------------------------------------------------------------------------------------------------------------
Total nonperforming commercial loans                                                 137.7       167.8       263.9          457.6
Real estate owned                                                                     67.6       241.7       256.6          249.6
Other assets acquired through foreclosure                                             51.7        58.1        82.9          102.6
---------------------------------------------------------------------------------------------------------------------------------
Total nonperforming commercial assets                                               $257.0      $467.6      $603.4         $809.8
=================================================================================================================================
Credit loss reserves for commercial loans as a percent
of nonperforming commercial loans                                                    103.9%      104.6%       71.6%          47.2%
---------------------------------------------------------------------------------------------------------------------------------

*Includes nonperforming assets of the former LCL segment and nonperforming assets related to continuing commercial activities.

 Nonperforming commercial assets decreased 57 percent during 1994 to $257.0 million. Nonaccrual loans at December 31, 1994 were down 59 percent compared to the December 31, 1993 level, while renegotiated loans increased by $13.1 million during the year. Real estate owned declined 72 percent compared to the third quarter and 74 percent compared to the prior year. The decrease in real estate owned was primarily due to sales of properties totaling approximately $120 million. Net operating income on all commercial real estate properties in 1994 was $21.1 million, up from $17.7 and $8.5 million in 1993 and 1992, respectively. Commercial real estate write-downs and carrying costs on all commercial real estate properties were $7.6 million in 1994, compared to $30.8 and $25.8 million in 1993 and 1992, respectively.

     Other assets acquired through foreclosure consisted of aircraft acquired in foreclosure of loans and leases. The company is actively marketing these aircraft for sale or lease. However, due to the current economic condition of the airline industry, the company is uncertain about the timing of the disposition of these aircraft. These assets declined during 1994 primarily as a result of cash settlements received from previous borrowers.

INDIVIDUAL LIFE INSURANCE

STATEMENTS OF INCOME

All dollar amounts are stated in millions.
Year ended December 31                                                    1994           1993          1992
-----------------------------------------------------------------------------------------------------------
Investment and other income                                           $   494.1     $   540.4     $   481.7
Contract revenues                                                          97.4         127.9         111.3
-----------------------------------------------------------------------------------------------------------
Total revenues                                                            591.5         668.3         593.0
Costs and expenses:
    Policyholders' benefits                                               388.9         456.9         427.7
    Operating expenses                                                    123.0         140.2         102.1
    Income taxes                                                           28.5          26.0          21.5
-----------------------------------------------------------------------------------------------------------
Net income                                                            $    51.1     $    45.2     $    41.7
===========================================================================================================
Sales                                                                 $   936.6     $   652.2     $   736.3
-----------------------------------------------------------------------------------------------------------
Life insurance in-force                                                36,560.4      32,371.6      28,390.4
-----------------------------------------------------------------------------------------------------------
Return on assets                                                            .71%          .72%          .73%
-----------------------------------------------------------------------------------------------------------

Investment securities for the Individual Life Insurance segment totaled $6.7 billion, up 5 percent from $6.4 billion at December 31, 1993. This portfolio represented 74 percent of the company's total investment portfolio at December 31, 1994. During 1994 the company continued to emphasize conservative investment strategies. Higher-risk securities, which include non-investment grade bonds, common and preferred stocks, commercial mortgage loans and real estate, represented 7 percent of the insurance investment portfolio at both December 31, 1994 and 1993. Commercial real estate loans totaled approximately 1 percent of Individual Life Insurance segment investments at December 31, 1994. There were no significant nonaccrual or renegotiated loans and no commercial real estate acquired in foreclosure in this portfolio. Underwriting standards and credit monitoring procedures for these residential and commercial real estate loans are similar to those described in the credit management policy section on page 32.

   At December 31, 1994 the fair value of the insurance held-to-maturity investment portfolio was 99 percent of the amortized cost, compared to 108 percent at December 31, 1993. The decrease in fair value over carrying value during 1994 was the result of the rising interest rate environment. Reductions in market value which are determined to be other than temporary are charged to income as realized losses. There were no unrealized losses in the investment portfolio at December 31, 1994 which would materially impact current or future earnings or the capital position of the company. The company continually monitors the fair value of its available-for-sale investment portfolio in light of market interest rate conditions and may sell securities in an attempt to maximize its capital position.

   Investment and other income was $494.1 million in 1994, a 9 percent decrease from 1993 but a 3 percent increase from 1992. The decrease from 1993 primarily was due to lower gains on sales of available-for-sale investments. These investments were sold consistent with preestablished interest rate strategies. The decrease in investment income was also the result of lower yields on investments, as higher-yielding securities were sold, called or matured in 1993 and replaced with lower-yielding investments prior to the rise in interest rates which commenced in early 1994, partially offset by a larger investment portfolio.

   In the third quarter of 1994 the company sold a line of life insurance business and, as a result, reduced both contract revenues and policyholders' benefits by $47.8 million. This represented the amount of claim reserves on the policies which were sold to the new insurer. Excluding the impact of this transaction, contract revenues increased over both 1993 and 1992 due to higher levels of insurance in-force. Also, excluding the impact of this transaction, policyholders' benefits decreased compared to 1993 due to lower interest credited to policyholders, but increased over 1992 due to increased life insurance and annuity contracts.

   Operating expenses for 1994 were $123.0 million compared with $140.2 and $102.1 million in 1993 and 1992, respectively. The decrease from 1993 was primarily due to lower amortization of deferred insurance policy acquisition costs ("DAC"). Amortization rates for DAC are based on estimated lifetime gross profits and periodically adjusted as required by generally accepted accounting principles.

LIQUIDITY AND CAPITAL RESOURCES

The company continued to strengthen its capital and liquidity position in 1994. The ratio of common and preferred shareholders' equity, including convertible preferred stock, to total assets was 7.35 percent, compared to 7.33 percent at December 31, 1993. This ratio increased slightly despite the impact of FAS No. 115, which resulted in the reduction of shareholders' equity of $103.6 million at December 31, 1994 versus an increase in shareholders' equity of $40.5 million at December 31, 1993. Excluding the impact of FAS No. 115, common and preferred equity increased 10 percent over the prior year and the ratio of common and preferred shareholders' equity, including convertible preferred stock, to total assets increased from 7.21 percent at December 31, 1993 to 7.65 percent at December 31, 1994. The company issued approximately $14 million of common stock through employee stock ownership and dividend reinvestment plans in 1994. From year-end 1990 to year-end 1994, common and preferred equity increased 63 percent while owned assets grew 17 percent.

PARENT COMPANY The parent company's principal sources of funds are cash received from its subsidiaries, primarily in the form of dividends and borrowings under intercorporate agreements, and cash received from external sources using various debt and equity instruments. The company received dividends of $240.0 and $100.0 million from its subsidiaries in 1994 and 1993, respectively.

   Funds received by the parent company are disbursed to shareholders and creditors or returned to subsidiaries as capital or advances under intercorporate agreements. In 1994 and 1993, respectively, the company paid $146.5 and $141.3 million of dividends to shareholders and made capital contributions of approximately $216 and $135 million to its subsidiaries. The company's double leverage ratio was 1.10 and 1.05 at December 31, 1994 and 1993, respectively. The increase in this ratio was primarily due to the impact of FAS No. 115, which caused a $144.1 million reduction in shareholders' equity during 1994. Excluding the impact of FAS No. 115, the double leverage ratio was
1.05 compared to 1.07 at December 31, 1993.

SUBSIDIARIES The major usage of cash by the company's subsidiaries is the origination or purchase of receivables or investment securities. The main sources of cash for the company's subsidiaries are the collection and sales of receivable balances; maturities or sales of investment securities; proceeds from the issuance of debt; the acceptance of deposits; cash received from policyholders; and cash provided from operations.

   The company's subsidiary, Household Finance Corporation ("HFC") obtains a majority of its funding through the issuance of commercial paper, medium- and long-term debt and through securitizations and sales of consumer receivables. At December 31, 1994 outstanding commercial paper of HFC was $3.3 billion compared to $3.7 billion at December 31, 1993. HFC markets its commercial paper through an in-house sales force, directly reaching more than 200 investors. HFC also markets medium-term notes through investment banks and its in-house sales force and issued a total of $2.9 billion in 1994. During 1994 HFC also issued $800 million of intermediate- and long-term debt to the public through investment banks and brokerage houses. To facilitate liquidity, HFC had committed backup lines of credit totaling $3.9 billion at December 31, 1994, none of which contained a material adverse change clause which could restrict availability. HFC's debt to equity ratio was 5.9 to 1 at December 31, 1994 compared to 6.2 at December 31, 1993. This ratio was also affected by FAS No.
115. Excluding the impact of FAS No. 115 on HFC's equity, HFC's debt to equity ratio was 5.6 to 1, compared to 6.3 at December 31, 1993.

   The company's subsidiary, Household Bank, f.s.b. ("the Bank") is funded primarily by customer deposits. The Bank also utilizes advances from the Federal Home Loan Bank, Federal funds borrowings, repurchase agreements, brokered deposits, bank and other capital market borrowings, and securitizations and sales of credit card receivables. The Bank had approximately $6 billion of available funding under advance and borrowing agreements at December 31, 1994.

   The company views core deposits as a stable and relatively low-cost source of funding even in uncertain financial markets. In the fourth quarter of 1994 the company assumed from an unaffiliated thrift institution approximately $1.2 billion in customer deposits through the purchase of 26 consumer bank branch facilities in Illinois. The Bank initiated a re-engineering effort in the fourth quarter, and has chosen to focus its banking activities on the Midwest. Subsequent to year end, the company signed sale agreements to sell 89 branches in Maryland, Virginia and California. These sales would initially reduce retail deposits by approximately $3 billion. The company has adequate liquidity to replace this deposit funding. Deposits, including time certificates and savings and demand accounts, totaled $8.4 and $7.5 billion for the company at December 31, 1994 and 1993, respectively. Deposits represented 86 and 79 percent of the Bank's total borrowings at December 31, 1994 and 1993, respectively. In 1992 the Office of Thrift Supervision ("OTS") adopted a rule which classifies savings associations based on capital ratios. At December 31, 1994 the core, tangible and risk-based capital ratio levels for a "well capitalized" institution were 5.0, 1.5 and 10.0 percent, respectively. The Bank's ratios for each of these categories at December 31, 1994 were 5.7, 5.2 and 13.8 percent, respectively.

   During 1993 the company's credit rating was upgraded by one nationally recognized rating agency, and its credit rating outlook was upgraded by another. At December 31, 1994 the long-term debt and preferred stock of the company and its subsidiaries, HFC and the Bank, had been assigned an "investment grade" rating by four nationally recognized rating agencies. Furthermore, these agencies included the commercial paper of HFC in their highest rating category. With these ratings, the company believes it and its subsidiaries have substantial capacity to raise capital from wholesale sources to refinance maturing obligations and fund business growth.

   Securitizations and sales of consumer receivables have been, and will continue to be, an important source of liquidity for both HFC and the Bank. During 1994 these subsidiaries securitized and sold approximately $4.3 billion of home equity, bankcard and merchant participation receivables compared to $4.5 billion in 1993.

   The company's life insurance subsidiary, Alexander Hamilton Life Insurance Company of America ("Alexander Hamilton"), plans for capital needs based on target leverage ratios. The target leverage ratios are based on Alexander Hamilton's statutory financial position. At the end of 1994 Alexander Hamilton's estimated risk-based capital ratios, as defined statutorily, were consistent with their target. Alexander Hamilton has received an A+ (Superior) rating from A.M. Best Company and an "AA" claims-paying ability rating from Standard & Poor's Corporation, Duff and Phelps Credit Rating Co. and Fitch Investors Services, Inc. The company believes that future growth of the insurance subsidiary can be funded through its own operations.

   The company had investments in foreign subsidiaries of $378.7 million at December 31, 1994. Total assets of foreign subsidiaries were $4.1 billion at year-end 1994. The company enters into foreign exchange contracts to hedge its investment in foreign subsidiaries. Foreign currency translation adjustments, net of gains and losses on contracts used to hedge foreign currency fluctuations, totaled net gains of $9.1 million in 1994 and net losses of $14.1 million in 1993, and are included as a component of shareholders' equity. The functional currency for each subsidiary is its local currency. While each foreign subsidiary primarily borrows funds in local currency, in 1994 and 1993 the United Kingdom and Canadian subsidiaries borrowed funds directly in the United States capital market. These borrowings were converted to their local currencies using foreign currency swaps, allowing the subsidiaries to achieve a lower cost of funds than that available in the subsidiaries' local market. The company's net realized gains and losses in foreign currency transactions were not material to results of operations or financial position in 1994 or 1993.

   Household Global Funding, Inc. ("Global") was established in 1989 to consolidate ownership of the company's Canadian and United Kingdom financial services businesses. During 1994 Global replaced $36 million of its preferred stock with debt. The Canadian operation is funded with retail deposits, commercial paper and intermediate- and long-term debt. Deposits were $1.1 and $1.0 billion at December 31, 1994 and 1993, respectively. Intermediate- and long-term debt totaled $616 million at year-end 1994 compared with $574 million a year ago. Committed backup lines of credit for Canada were approximately $400 million compared to approximately $420 million at December 31, 1993. The company has guaranteed payment of the debt obligations of its Canadian subsidiary. In addition, the Canadian operation sold with no recourse first mortgage portfolios totaling $115.1 million during 1994 compared to $419.0 million in 1993. The United Kingdom operation is funded with deposits and short- and intermediate-term bank lines of credit. Deposits at year-end 1994 were $504 million compared to $426 million a year earlier. Borrowings from bank lines of credit at year-end 1994 were $631 million compared to $621 million a year ago. The company has guaranteed payment of all debt obligations, except for certain deposits, of its United Kingdom subsidiary. During 1994 the United Kingdom operation completed its first securitization and sale of other unsecured receivables totaling $241.0 million.

RISK MANAGEMENT The company has a comprehensive program which addresses the management and diversification of financial risk, such as interest rate, funding, liquidity, counterparty and currency risk, at all of its entities. The company manages these risks both domestically and internationally through an asset/liability management committee ("ALCO") composed of senior management. Interest rate risk is the exposure of earnings to changes in interest rates. The ALCO sets and monitors policy so that the potential impact on earnings from future changes in interest rates is managed within approved limits. Simulation models are utilized to measure the impact on net interest margin of changes in interest rates. By policy, no more than 6 percent of the company's expected full-year net interest margin on a managed basis can be at risk to an immediate 200 basis point increase or decrease in interest rates for 12 months, assuming no additional interest rate risk management actions are taken. Limits also apply beyond the initial 12-month period. Historically, the company has managed its interest rate risk to levels substantially below those allowed by this policy.

   The company, whenever possible, funds its assets with liability instruments of similar interest rate sensitivity, thereby reducing structural interest rate risk. Over time, customer demand for the company's receivable products shifts from fixed rate to floating rate, and vice versa, based on market conditions and preferences. These shifts result in different funding strategies and produce different interest rate exposures. To manage these exposures, as well as its liquidity position, the company may use derivatives to synthetically alter assets/liabilities. The company does not use any exotic or leveraged derivatives. The company does not serve as a financial intermediary to make markets in any off-balance sheet financial instruments.

   At December 31, 1994 the company managed approximately $20.6 billion of domestic receivables with variable interest rates, including floating rate credit card, home equity and other unsecured products. To manage liquidity to acceptable levels, these receivables have been funded with short-term debt, and to a greater extent, by longer-duration liabilities. This situation exposes the company to interest rate risk. The company utilizes derivatives, primarily interest rate swaps, to synthetically alter its exposure to interest rate risk while still controlling liquidity risk. Interest rate swaps also are used to synthetically alter the company's exposure to basis risk, or the risk due to the difference in movement of market rate indices on which assets and liabili-ties are priced (primarily prime and LIBOR, respectively). Synthetic alteration and hedge transactions are specifically designated to particular assets/liabilities or off-balance sheet items of a similar characteristic. Specific assets or liabilities synthetically altered/hedged may consist of groups of individually small dollar homogeneous items.

   While the notional amount of the company's interest rate swap portfolio is large, the economic exposure underlying these instruments is substantially less. The notional amount is used to determine the fixed or variable rate interest payment due by each counterparty but does not result in an exchange of principal payments. The company's exposure on its interest rate swap portfolio is counterparty risk, or the risk that a counterparty may default on a contract when the company is owed money. The potential for economic loss is the interest rate differential determined by reference to the notional amount. Certain interest rate swap agreements entered into by the company require that payments be made to or received from the counterparty when the market value of the agreement reaches a predetermined level. This serves to minimize the company's counterparty risk. Counterparty limits have been established and are closely monitored as part of the overall risk management process. These limits ensure that the company does not have significant exposure to any individual counterparty. Based on estimated peak exposure at December 31, 1994 approximately 99 percent of the company's derivative instrument counterparties were rated A- or better, and 78 percent were rated AA- or better. The company has never suffered a loss due to counterparty failure.

   The company also utilizes exchange traded U.S. dollar interest rate futures and purchased put and call options to hedge the resets of interest rates on the company's variable rate assets and liabilities. For example, short-term borrowings expose the company to interest rate risk. The hedges used reduce that risk, and at the inception of the contract, the company designates these futures and options as hedges. The contracts are held until the applicable variable rate asset or liability reset occurs, at which time the contracts are terminated. These terminations are necessary to close out the contract, as the date the rate resets usually does not coincide with the exchange's contract expiration date. During the past three years the company utilized forward interest rate contracts primarily to lock in interest rates on committed but unfunded first mortgage loans or first mortgage loans held for sale to the secondary market.

   While attempting to eliminate structural interest rate risk, the company stays abreast of the market to reduce funding costs and occasionally attempts to benefit from profit opportunities available in short-term interest rate movements. This is done principally using exchange traded futures and options and liquid fixed income securities. Limits have been established for each instrument based on potential daily changes in market values due to interest rate movements, volatility and market liquidity. Positions are monitored daily to ensure compliance with established policies and limits. Income or loss from these trading activities has not been material to the company. In late 1994, the company discontinued its trading activities and hedged its open positions.

   See Note 7, "Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk" in the accompanying financial statements for additional information related to interest rate risk management.

   In the accompanying financial statements, Note 11, "Fair Value of Financial Instruments" provides information regarding the fair value of certain financial instruments.

   During 1994 the company invested $197 million in capital expenditures, up compared to the prior year level of $110 million. The increase was primarily due to the construction of a new credit card facility and development of a comprehensive customer service computer system for the domestic consumer finance business. Capital expenditures are expected to be lower in 1995.

STATEMENTS OF INCOME

Household International, Inc. and Subsidiaries
In millions, except per share data.
Year ended December 31                                                                1994              1993              1992
------------------------------------------------------------------------------------------------------------------------------
  Finance income                                                                  $2,642.3          $2,561.4          $2,584.4
  Interest income from noninsurance investment securities                            131.9             129.3             152.8
  Interest expense                                                                 1,242.7           1,149.5           1,420.2
------------------------------------------------------------------------------------------------------------------------------
  Net interest margin                                                              1,531.5           1,541.2           1,317.0
  Provision for credit losses on owned receivables                                   606.8             735.8             671.5
------------------------------------------------------------------------------------------------------------------------------
  Net interest margin after provision for credit losses                              924.7             805.4             645.5
------------------------------------------------------------------------------------------------------------------------------
  Securitization and servicing fee income                                            733.9             460.0             376.0
  Insurance premiums and contract revenues                                           282.0             288.3             281.2
  Investment income                                                                  514.4             574.0             523.7
  Fee income                                                                         250.5             292.6             164.5
  Other income                                                                        48.3             148.9              98.0
------------------------------------------------------------------------------------------------------------------------------
  Total other revenues                                                             1,829.1           1,763.8           1,443.4
------------------------------------------------------------------------------------------------------------------------------
  Salaries and fringe benefits                                                       656.6             615.4             535.9
  Other operating expenses                                                         1,104.5             964.0             761.1
  Policyholders' benefits                                                            464.4             539.1             513.9
------------------------------------------------------------------------------------------------------------------------------
  Total costs and expenses                                                         2,225.5           2,118.5           1,810.9
------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes                                                         528.3             450.7             278.0
  Income taxes                                                                       160.7             152.0              87.1
------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                      $  367.6          $  298.7          $  190.9
==============================================================================================================================
EARNINGS PER COMMON SHARE*
  Net income                                                                      $  367.6          $  298.7          $  190.9
  Preferred dividends                                                                (27.6)            (28.2)            (25.3)
------------------------------------------------------------------------------------------------------------------------------
  Earnings available to common shareholders                                       $  340.0          $  270.5          $  165.6
==============================================================================================================================
  Average common and common equivalent shares                                         97.2              94.8              86.0
------------------------------------------------------------------------------------------------------------------------------
  Fully diluted earnings per common share                                         $   3.50          $   2.85          $   1.93
------------------------------------------------------------------------------------------------------------------------------
  Primary earnings per common share                                               $   3.52          $   2.91          $   1.97
------------------------------------------------------------------------------------------------------------------------------

* 1992 amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend effective October 15, 1993.

  The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

  Household International, Inc. and Subsidiaries
  In millions.
  At December 31                                                                                     1994                    1993
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
         Cash                                                                                   $   541.2               $   317.4
         Investment securities (fair value of $8,961.2 and $9,045.5)                              9,004.5                 8,795.1
         Receivables, net                                                                        20,778.3                20,589.2
         Assets pending sale                                                                        398.3                      --
         Deferred insurance policy acquisition costs                                                621.4                   381.6
         Acquired intangibles                                                                       649.9                   473.4
         Properties and equipment                                                                   512.0                   434.3
         Assets acquired through foreclosure                                                        234.5                   508.4
         Other assets                                                                             1,598.3                 1,462.1
----------------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                           $34,338.4               $32,961.5
==================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
         Debt:
           Deposits                                                                             $ 8,439.0               $ 7,516.1
           Commercial paper, bank and other borrowings                                            4,372.1                 5,642.1
           Senior and senior subordinated debt (with original maturities over one year)          10,274.1                 9,113.8
----------------------------------------------------------------------------------------------------------------------------------
         Total debt                                                                              23,085.2                22,272.0
         Insurance policy and claim reserves                                                      6,715.8                 6,064.2
         Other liabilities                                                                        2,014.4                 2,207.7
----------------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                       31,815.4                30,543.9
         Convertible preferred stock subject to mandatory redemption                                  2.6                    19.3
         Preferred stock*                                                                           320.0                   320.0
         Common shareholders' equity*                                                             2,200.4                 2,078.3
----------------------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                                             $34,338.4               $32,961.5
==================================================================================================================================


*See the Statements of Changes in Preferred Stock and Common Shareholders'
 Equity on page 43 for number of shares issued and outstanding.

 The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

  Household International, Inc. and Subsidiaries

  In millions.
  Year ended December 31                                                            1994                 1993                1992
  -------------------------------------------------------------------------------------------------------------------------------
  CASH PROVIDED BY OPERATIONS
           Net income                                                           $  367.6             $  298.7            $  190.9
           Adjustments to reconcile net income to net cash
           provided by operations:
                 Provision for credit losses on owned receivables                  606.8                735.8               671.5
                 Insurance policy and claim reserves                               240.2                226.7               161.8
                 Depreciation and amortization                                     243.3                243.1               176.1
                 Net realized (gains) losses from sales of assets                   41.3                 29.3               (15.3)
                 Deferred insurance policy acquisition costs                       (94.7)               (86.6)              (85.2)
                 Deferred income tax provision                                      (1.2)                (6.3)               40.3
                 Other, net                                                        356.8                264.1              (187.2)
  -------------------------------------------------------------------------------------------------------------------------------
           Cash provided by operations                                           1,760.1              1,704.8               952.9
  -------------------------------------------------------------------------------------------------------------------------------
  INVESTMENTS IN OPERATIONS
           Investment securities:
                 Purchased                                                      (3,245.1)            (4,053.1)           (3,633.9)
                 Matured                                                           918.2              1,270.9             1,382.2
                 Sold                                                            1,963.2              1,992.2             2,107.6
           Short-term investment securities, net change                           (320.9)              (154.2)              607.7
           Receivables, excluding bankcard:
                 Originated or purchased                                       (12,186.4)           (10,218.4)          (10,719.8)
                 Collected                                                       7,517.7              7,784.6             7,597.7
                 Sold                                                            3,211.4              2,351.8             2,599.9
           Bankcard receivables:
                 Originated or collected, net                                  (14,321.3)            (8,729.8)           (4,216.5)
                 Purchased                                                            --                   --              (195.1)
                 Sold                                                           13,735.1              7,483.2             2,389.2
           Acquisition of banking organizations:
                 Assets acquired, net                                             (101.3)               (53.5)              (64.3)
                 Deposits and other liabilities assumed, net                     1,158.7                362.0               525.9
           Acquisition of businesses, net                                         (145.6)                  --               (26.2)
           Properties and equipment purchased                                     (196.9)              (110.2)              (90.4)
           Properties and equipment sold                                             9.8                  8.2                 4.0
  -------------------------------------------------------------------------------------------------------------------------------
           Cash decrease from investments in operations                         (2,003.4)            (2,066.3)           (1,732.0)
  -------------------------------------------------------------------------------------------------------------------------------
  FINANCING AND CAPITAL TRANSACTIONS
           Short-term debt, net change                                          (1,112.5)               590.0             1,707.9
           Time certificates accepted                                            3,372.6              2,340.9             3,081.5
           Time certificates paid                                               (3,429.9)            (3,320.8)           (3,739.3)
           Senior and senior subordinated debt issued                            4,511.4              2,765.0             2,862.0
           Senior and senior subordinated debt retired                          (3,164.8)            (2,645.3)           (3,594.8)
           Policyholders' benefits paid                                           (559.0)              (341.2)             (349.6)
           Cash received from policyholders                                        966.6                859.7               895.3
           Shareholders' dividends                                                (146.5)              (141.3)             (124.6)
           Issuance of preferred stock                                                --                100.0                50.0
           Repurchase of preferred stock                                              --                (80.0)                 --
           Issuance of common stock                                                 13.6                313.3                33.0
  -------------------------------------------------------------------------------------------------------------------------------
           Cash increase from financing and capital transactions                   451.5                440.3               821.4
           Effect of exchange rate changes on cash                                  15.6                (17.2)              (14.4)
  -------------------------------------------------------------------------------------------------------------------------------
           Increase in cash                                                        223.8                 61.6                27.9
           Cash at January 1                                                       317.4                255.8               227.9
  -------------------------------------------------------------------------------------------------------------------------------
           Cash at December 31                                                  $  541.2             $  317.4            $  255.8
  ===============================================================================================================================
           Supplemental cash flow information:
           Interest paid                                                        $1,249.8             $1,188.2            $1,493.6
  ===============================================================================================================================
           Income taxes paid                                                    $  185.2             $  128.8            $  100.9
  ===============================================================================================================================


  The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN PREFERRED STOCK AND COMMON SHAREHOLDERS' EQUITY

                                                                                                       Common Shareholders' Equity
                                                                   ---------------------------------------------------------------
                                                 Nonconvertible              Additional                               Total Common
    Household International, Inc. and Subsidiaries    Preferred      Common     Paid-in      Retained                Shareholders'
    All dollar amounts are stated in millions.            Stock       Stock     Capital      Earnings      Other(1)         Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER  31, 1991                            $250.0      $ 54.6      $252.9      $1,952.6      $(798.0)       $1,462.1
    Net income                                                                                  190.9                        190.9
    Cash dividends--preferred, at stated rates                                                  (30.4)                       (30.4)
    Cash dividends--common, $1.15 per share                                                     (94.2)                       (94.2)
    Foreign currency translation adjustments                                                                 (37.5)          (37.5)
    Conversion of preferred stock                                        .9        17.3                                       18.2
    Exercise of stock options                                            .1         5.9                                        6.0
    Issuance of common stock                                                        1.1                       31.9            33.0
    Issuance of nonconvertible preferred stock             50.0                    (1.6)                                      (1.6)
    Unrealized loss on investments, net                                                                       (0.9)           (0.9)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER  31, 1992                             300.0        55.6       275.6       2,018.9       (804.5)        1,545.6
    Net income                                                                                  298.7                        298.7
    Cash dividends--preferred, at stated rates                                                  (31.1)                       (31.1)
    Cash dividends--common, $1.18 per share                                                    (110.2)                      (110.2)
    Foreign currency translation adjustments                                                                 (14.1)          (14.1)
    Conversion of preferred stock                                        .8        16.4                                       17.2
    Exercise of stock options                                            .3        15.5                                       15.8
    Issuance of common stock                                                       87.8                      225.5           313.3
    Stock split, two-for-one                                           56.6       (56.6)                                        --
    Issuance of nonconvertible preferred stock            100.0                     (.1)                                       (.1)
    Redemption of nonconvertible preferred stock          (80.0)                   (1.3)                                      (1.3)
    Unrealized gain on investments, net                                                                       44.5            44.5
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER  31, 1993                             320.0       113.3       337.3       2,176.3       (548.6)        2,078.3
    Net income                                                                                  367.6                        367.6
    Cash dividends--preferred, at stated rates                                                  (28.5)                       (28.5)
    Cash dividends--common, $1.23 per share                                                    (118.0)                      (118.0)
    Foreign currency translation adjustments                                                                   9.1             9.1
    Conversion of preferred stock                                       1.5        15.4                                       16.9
    Exercise of stock options                                            .2         5.3                                        5.5
    Issuance of common stock                                                        4.1                        9.5            13.6
    Unrealized loss on investments, net                                                                     (144.1)         (144.1)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER  31, 1994                            $320.0      $115.0      $362.1      $2,397.4      $(674.1)       $2,200.4
===================================================================================================================================

    (1)At December 31, 1994, 1993, 1992 and 1991 items in the other column include cumulative adjustments for: foreign currency translation adjustments of $(123.6), $(132.7), $(118.6) and $(81.1) million, respectively; common stock in treasury of $(446.9), $(456.4), $(681.9) and $(713.8) million, respectively; and unrealized gains (losses) on marketable equity securities and available-for-sale investments of $(103.6), $40.5, $(4.0) and $(3.1) million, respectively. Effective December 31, 1993 the company adopted Statement of Financial Accounting Standards No.115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS No. 115"). As a result of implementing FAS No. 115, the gross unrealized gain (loss) on available-for-sale investments at December 31, 1994 and 1993 of $(292.4) and $152.8 million, respectively, is recorded net of income taxes (benefit) of $(57.5) and $22.1 million, respectively and, for certain available-for-sale investments of the life insurance operation, related unrealized deferred insurance policy acquisition cost adjustments of $(131.3) and $90.2 million, respectively.

                                                                                                                   Common Stock(2)
                                                                           -------------------------------------------------------
                                                       Nonconvertible                                                         Net
       Shares                                         Preferred Stock             Issued          In Treasury         Outstanding
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1991                                2,500,000         54,555,908          (14,779,180)         39,776,728
    Exercise of common stock options                                             149,452                                  149,452
    Conversion of $6.25 preferred stock                                          843,442                                  843,442
    Issuance of common stock                                                                          668,511             668,511
    Issuance of nonconvertible preferred stock                 50,000
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                                2,550,000         55,548,802          (14,110,669)         41,438,133
    Exercise of common stock options                                             316,732                                  316,732
    Conversion of $6.25 preferred stock                                          812,430                                  812,430
    Issuance of common stock                                                                        4,902,574           4,902,574
    Stock split, two-for-one                                                  56,576,057           (9,597,794)         46,978,263
    Issuance of nonconvertible preferred stock                100,000
    Redemption of nonconvertible preferred stock             (800,000)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                                1,850,000        113,254,021          (18,805,889)         94,448,132
    Exercise of common stock options                                             213,962                                  213,962
    Conversion of $6.25 preferred stock                                        1,540,756                                1,540,756
    Issuance of common stock                                                                          399,748             399,748
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                                1,850,000        115,008,739          (18,406,141)         96,602,598
===================================================================================================================================


(2) At December 31, 1994 and 1993 the company had authorized 150 million shares of $1 par value common stock.

       The accompanying notes are an integral part of these financial statements.

BUSINESS SEGMENT DATA

  Household International, Inc. and Subsidiaries

                                                         Revenues                Operating Profit                         Net Income
  In millions.                       ----------------------------      --------------------------        ---------------------------
  Year ended December 31             1994        1993        1992      1994      1993        1992        1994        1993       1992
 -----------------------------------------------------------------------------------------------------------------------------------
  Finance and Banking            $4,011.8    $3,786.2    $3,587.6    $448.7    $379.5      $214.8      $316.5      $253.5     $149.2
  Individual Life Insurance         591.5       668.3       593.0      79.6      71.2        63.2        51.1        45.2       41.7
 -----------------------------------------------------------------------------------------------------------------------------------
  Total                          $4,603.3    $4,454.5    $4,180.6    $528.3    $450.7      $278.0      $367.6      $298.7     $190.9
 ===================================================================================================================================


  PRESENTATION OF INCOME DATA The company reassessed the significance of its Liquidating Commercial Lines ("LCL") and Corporate segments in 1994. In recognition of the significant 1994 decline in the level of LCL assets, a reduced risk posture for these assets and the relative financial insignificance of the Corporate segment to the company's operations, the LCL and Corporate segments have been combined with the Finance and Banking segment. To better analyze financial condition and results of operations and related trends, earnings and selected balance sheet data for years prior to 1994 have been reclassified to reflect this combination. See further discussion in Management's Discussion and Analysis on page 26.

     Operating profit represents income before income taxes but includes interest expense, as financing costs are integral to the company's operations. Income by segment assumes each business services its own debt. The segments generally provide for income taxes as if separate tax returns were filed subject to certain consolidated return limitations and benefits. Equity is allocated to the business segments based on underlying regulatory and business requirements.


                                                                                        Identifiable Assets
  In millions.                                                   ------------------------------------------
  At December 31                                                       1994            1993            1992
 ----------------------------------------------------------------------------------------------------------
  Finance and Banking                                             $26,897.0       $26,002.5       $25,202.2
  Individual Life Insurance                                         7,441.4         6,959.0         5,926.2
 ----------------------------------------------------------------------------------------------------------
  Total                                                           $34,338.4       $32,961.5       $31,128.4
 ==========================================================================================================


  PRESENTATION OF BUSINESS SEGMENT DATA The Finance and Banking segment consists of the following types of loans: first mortgages, home equity, other secured, bankcards, merchant participation, other unsecured, equipment and other commercial loans and leases, as well as credit and specialty insurance. In addition, the Finance and Banking segment includes discontinued commercial product lines, consisting of commercial real estate, acquisition finance and other loans, and other commercial assets being liquidated. The Individual Life Insurance segment provides ordinary life, universal life and annuity insurance products.


  GEOGRAPHIC AREA

    Household International, Inc. and Subsidiaries

                                         Identifiable Assets                              Revenues                 Operating Profit
                        ------------------------------------    ----------------------------------    -----------------------------
  In millions.               1994          1993         1992         1994         1993        1992      1994       1993        1992
-----------------------------------------------------------------------------------------------------------------------------------
  United States         $30,153.7     $28,800.5    $26,912.1     $3,968.9     $3,833.9    $3,435.6    $512.5     $472.1      $362.1
  United Kingdom          1,835.8       1,494.1      1,402.7        322.0        273.7       346.5      30.8       13.0       (47.7)
  Canada                  2,348.9       2,247.3      2,358.7        239.1        275.4       309.5     (16.9)     (33.8)      (38.7)
  Australia                    --         419.6        454.9         73.3         71.5        89.0       1.9        (.6)        2.3
 ----------------------------------------------------------------------------------------------------------------------------------
  Total                 $34,338.4     $32,961.5    $31,128.4     $4,603.3     $4,454.5    $4,180.6    $528.3     $450.7      $278.0
 ==================================================================================================================================

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

  INVESTMENT SECURITIES The company maintains investment portfolios in both its noninsurance and insurance operations. These portfolios are comprised primarily of debt securities. The insurance portfolio also includes mortgage and policyholder loans and other real estate investments. In accordance with FAS No. 115, investment securities in both the noninsurance and insurance operations are classified in three separate categories: trading, available-for-sale or held-to-maturity. Trading investments are bought and held principally for the purpose of selling them in the near term and are carried at fair value. Adjustments to the carrying value of trading investments are included in current earnings. Investments which the company has the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Investments not classified as trading or held-to-maturity are classified as available-for-sale. They are intended to be invested for an indefinite period but may be sold in response to events reasonably expected in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity, net of income taxes and, for certain investments of the insurance operation, related unrealized deferred insurance policy acquisition cost adjustments (see 'Insurance' on the following page). Any decline in the fair value of available-for-sale or held-to-maturity investments which is deemed to be other than temporary is charged against current earnings.

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

  RECEIVABLES Receivables, except first mortgages held for trade, are carried at amortized cost. Receivables held for trade are those originated or purchased with the intent of current resale. Such receivables, net of related hedges, are carried at fair value with changes in this value recorded in current earnings. The company periodically sells receivables from its home equity, bankcard, merchant participation and other unsecured portfolios. Because these receivables were originated with variable rates of interest or rates comparable to those currently offered by the company for such receivables, carrying value approximates fair value.

     Finance income is recognized using the effective yield method and classified on the balance sheets, to the extent not collected, with the related receivables. Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. Annual fees on bankcards are netted with direct lending costs associated with the issuance of the cards. The net amount is deferred and amortized on a straight-line basis over one year. Net deferred direct lending costs related to bankcard receivables totaled $9.4 and $9.0 million at December 31, 1994 and 1993, respectively.

     Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets since payments on such policies generally are used to reduce outstanding receivables. Provisions for credit losses are made in amounts sufficient to maintain reserves at a level considered adequate to cover probable losses of principal and earned interest in the existing portfolio of owned receivables. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience and, for commercial loans, based on a specific loan review process as well as management's assessment of general reserve requirements. These estimates are reviewed periodically and adjustments are reported in earnings when they become known. The company's chargeoff policy for all consumer receivables is based on contractual delinquency over periods ranging from 4 to 9 months. Commercial loans are written off when it becomes apparent that an account is uncollectible.

  NONACCRUAL LOANS Nonaccrual loans are loans on which accrual of interest has been suspended. Interest income is suspended on all loans when principal or interest payments are more than three months contractually past due, except for bankcards and private-label credit cards, which are included in the merchant participation product line. On these credit card receivables, interest continues to accrue until the receivable is charged off. There were no commercial loans at December 31, 1994 which were 90 days or more past due which remained on accrual status. Accrual of income on nonaccrual consumer receivables is not resumed until such receivables become less than three months contractually past due. Accrual of income on nonaccrual commercial loans is not resumed until such loans become contractually current.

  RECEIVABLES SOLD AND SERVICED WITH LIMITED RECOURSE AND SECURITIZATION
  INCOME Certain home equity, bankcard, merchant participation and other unsecured receivables have been securitized and sold to investors with limited recourse. The servicing rights to these receivables have been retained by the company. Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the lives of the receivables. Future cash flows are based on

Household International, Inc. and Subsidiaries

estimates of prepayments, the impact of interest rate movements on yields of receivables sold and securities issued, delinquency of receivables sold, normal servicing fees, operating expenses and other factors. The resulting gain is reduced by establishing a reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying statements of income as securitization and servicing fee income.

RECEIVABLES SOLD AND SERVICED WITH NO RECOURSE In the fourth quarter of 1994 the company discontinued its domestic traditional first mortgage origination business. Prior to that, certain first mortgage receivables had been originated and sold to investors with servicing rights retained by the company. Excess servicing rights of $20 and $32 million were recorded at December 31, 1994 and 1993, respectively, related to these sales. These excess servicing rights are amortized over the expected repayment patterns of the underlying loans, not to exceed 10 years. The average amortization period was approximately 8 years in 1994, 1993 and 1992. The company also purchased first mortgage receivable servicing rights, referred to as purchased mortgage servicing rights ("PMSRs"). PMSRs totaled $190.4 and $180.4 million at December 31, 1994 and 1993, respectively, and are amortized in a manner which corresponds to the estimated net servicing revenue stream over their estimated useful life not to exceed 15 years. The average amortization period was approximately 7 years in 1994, and 8 years in both 1993 and 1992. The company periodically evaluates the carrying value of its servicing rights on a disaggregated pool basis in light of the actual repayment experience of the underlying loans and makes adjustments to reduce the carrying value where appropriate. Servicing income and amortization of excess servicing rights and PMSRs are included in securitization and servicing fee income in the statements of income.

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

INSURANCE Premiums for ordinary life policies are recognized when due. Premiums for credit insurance are recognized over the period at risk in relationship to anticipated claims. Premiums received on single premium life, universal life and annuity policies ("interest-sensitive policies") are considered insurance deposits. Revenues on interest-sensitive policies consist of contract charges against policyholders' accounts and are reported in the period assessed. Costs associated with acquisition of insurance risks are deferred and generally amortized in relation to premium revenues on ordinary and credit insurance and in relation to gross profits on interest-sensitive policies. Deferred insurance policy acquisition costs are adjusted for unrealized gains or losses on available-for-sale investments on the same basis as if the gains or losses were realized.

   The liability for future contract benefits on interest-sensitive policies is computed in accordance with the retrospective deposit method using interest rates which vary with rates credited to policyholders' accounts. Liabilities for future policy benefits on other life insurance products generally are computed using the net level premium method, based upon estimated future investment yields, mortality and withdrawals appropriate when the policies were issued. Mortality and withdrawal assumptions principally are based on industry tables. Policy and contract claim reserves are based on estimated settlement amounts for both reported and incurred but not reported losses.

ACQUIRED INTANGIBLES Acquired intangibles consist of the cost of investments in excess of net tangible assets acquired, and acquired credit card and core deposit relationships. Acquired credit card relationships are amortized on a straight-line basis over their estimated remaining lives, not to exceed 10 years. Other intangible assets are amortized using straight-line and other methods over their estimated useful lives, not to exceed 15 years. The average amortization period for acquired intangibles was approximately 7 years in both 1994 and 1993, and 8 years in 1992.

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

INTEREST RATE CONTRACTS The nature and composition of the company's assets and liabilities and off-balance sheet items expose the company to interest rate risk. The company enters into a variety of interest rate contracts in the management of its interest rate exposure and in its trading activities. Interest rate swaps are the principal vehicle used to manage interest rate risk; however, interest rate futures, options, caps and floors, and forward contracts also are utilized.

   Interest rate swaps are designated, and effective, as synthetic alterations of specific assets or liabilities (or specific groups of assets or liabilities) and off-balance sheet items. The interest rate differential to be paid or received on these contracts is accrued and included in net interest margin in the statements of income. The related accrual is classified as other liabilities on the accompanying balance sheets.

   Interest rate futures, forwards, options, caps and floors used in hedging the company's exposure to interest rate fluctuations are designated, and effective, as hedges of balance sheet items. Anticipatory hedges are designated, and effective, as hedges of identified transactions which are probable to occur. During 1994, 1993 and 1992 the company's use of anticipatory hedges was insignificant. If interest rate contracts are terminated early, the realized gains and losses are deferred and amortized over the life of the hedged items as adjustments to net interest margin in the statements of income. These deferred gains and losses are recorded on the accompanying balance sheets as adjustments of the carrying amount of the hedged items. Interest rate contracts not used in the company's trading activities are recorded at amortized cost.

   Interest rate contracts used in the company's trading activities are carried at fair value. Changes in fair value are included in other income.

FOREIGN CURRENCY TRANSLATION Foreign subsidiary assets and liabilities are located in the United Kingdom and Canada. The functional currency for each subsidiary is its local currency. Foreign subsidiary financial data are translated into U.S. dollars at the current exchange rate, and translation adjustments are accumulated as a separate component of common shareholders' equity. The company enters into forward exchange contracts to hedge its investment in foreign subsidiaries. After-tax gains and losses on contracts to hedge foreign currency fluctuations are included in the foreign currency translation adjustment in common shareholders' equity. Effects of foreign currency translation in the statements of cash flows are offset against the cumulative foreign currency adjustment, except for the impact on cash. Foreign currency transaction gains and losses are included in income as they occur.

INCOME TAXES The company and its eligible subsidiaries file a consolidated federal income tax return. Investment tax credits generated by leveraged leases are accounted for using the deferral method.

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

2. INVESTMENT SECURITIES

                                                                                          1994                                1993
                                                                  ----------------------------       -----------------------------
  In millions.                                                      Carrying                         Carrying
  At December 31                                                      Value         Fair Value         Value            Fair Value
  --------------------------------------------------------------------------------------------------------------------------------
  TRADING INVESTMENTS
  Government securities and other                                   $   17.3          $   17.3         $  108.8           $  108.8
  --------------------------------------------------------------------------------------------------------------------------------
  AVAILABLE-FOR-SALE INVESTMENTS
  Marketable equity securities                                          60.3              60.3             84.8               84.8
  Corporate debt securities                                          2,595.9           2,595.9          2,099.7            2,099.7
  Government debt securities                                           379.3             379.3            536.3              536.3
  Mortgage-backed securities                                         1,755.6           1,755.6          1,983.9            1,983.9
  Other                                                                209.3             209.3            295.2              295.2
  --------------------------------------------------------------------------------------------------------------------------------
  Subtotal                                                           5,000.4           5,000.4          4,999.9            4,999.9
  --------------------------------------------------------------------------------------------------------------------------------
  HELD-TO-MATURITY INVESTMENTS
  Corporate debt securities                                          1,906.1           1,897.2          1,852.3            2,049.4
  Government debt securities                                            34.4              30.9             34.5               36.7
  Mortgage-backed securities                                         1,136.5           1,116.8            882.1              928.1
  Mortgage loans on real estate                                        161.9             158.5            222.4              226.0
  Policy loans                                                          72.7              72.7             81.6               81.6
  Other                                                                549.9             542.1            494.6              496.1
  --------------------------------------------------------------------------------------------------------------------------------
  Subtotal                                                           3,861.5           3,818.2          3,567.5            3,817.9
  --------------------------------------------------------------------------------------------------------------------------------
  Accrued investment income                                            125.3             125.3            118.9              118.9
  --------------------------------------------------------------------------------------------------------------------------------
  Total investment securities                                       $9,004.5          $8,961.2         $8,795.1           $9,045.5
  ================================================================================================================================





The company's insurance subsidiaries held $7.0 and $6.7 billion of the investment securities at December 31, 1994 and 1993, respectively. Policy loans and mortgage loans on real estate held by the company's insurance subsidiaries are classified as investment securities, consistent with insurance industry practice.

   Included in the company's earnings for 1994, 1993 and 1992 were changes in net unrealized holding gains (losses) of $(.4), $1.3 and $(3.3) million, respectively, from trading investments.

   Proceeds from the sale of available-for-sale investments totaled approximately $2.0 billion in 1994 and $1.2 billion in both 1993 and 1992. Gross gains of $35.5, $49.7 and $31.1 million and gross losses of $25.7, $7.9 and $21.9 million in 1994, 1993 and 1992, respectively, were realized on those sales.

   There were no investments transferred from held-to-maturity to available-for-sale in 1994. The amortized cost of held-to- maturity investments transferred to available-for-sale in 1993

Household International, Inc. and Subsidiaries

was $3.7 billion. There were no sales of held-to-maturity investments in 1994. Proceeds from sales of held-to-maturity investments were $834.3 and $871.4 million in 1993 and 1992, respectively. Sales and transfers of held-to-maturity investments in 1993 were due to restructuring of the investment security portfolio in anticipation of the adoption of FAS No. 115 on December 31, 1993. Approximately $400 million of sales proceeds in 1992 were related to a decision made in 1991 to restructure held-to-maturity investments to significantly reduce exposure in the company's non-investment grade bond portfolio. Gross gains of $48.1 and $35.4 million and gross losses of $9.6 and $15.9 million were realized on sales of held-to-maturity investments in 1993 and 1992, respectively.

The gross unrealized gains (losses) of investment securities were as follows:

                                                                              1994                                             1993
                                   -----------------------------------------------     --------------------------------------------
                                                    Gross        Gross                                 Gross      Gross
  In millions.                     Amortized   Unrealized   Unrealized        Fair     Amortized  Unrealized Unrealized        Fair
  At December 31                        Cost        Gains       Losses       Value          Cost       Gains     Losses       Value
-----------------------------------------------------------------------------------------------------------------------------------
 AVAILABLE-FOR-SALE INVESTMENTS
 Marketable equity securities       $   63.1         $ 1.7    $  (4.5)    $   60.3      $   80.7      $  5.9     $ (1.8)   $   84.8
 Corporate debt securities           2,771.6          3.7      (179.4)     2,595.9       2,013.0        95.9       (9.2)    2,099.7
 Government debt securities            394.6           .2       (15.5)       379.3         531.9         6.3       (1.9)      536.3
 Mortgage-backed securities          1,853.9          5.2      (103.5)     1,755.6       1,926.3        63.2       (5.6)    1,983.9
 Other                                 209.6           --         (.3)       209.3         295.2          --         --       295.2
-----------------------------------------------------------------------------------------------------------------------------------
 Total available-for-sale
  investments                       $5,292.8        $10.8     $(303.2)    $5,000.4      $4,847.1      $171.3     $(18.5)   $4,999.9
===================================================================================================================================
 HELD-TO-MATURITY INVESTMENTS
  Corporate debt securities         $1,906.1        $33.8     $ (42.7)    $1,897.2      $1,852.3      $202.9      $(5.8)   $2,049.4
 Government debt securities             34.4           .1        (3.6)        30.9          34.5         2.2         --        36.7
 Mortgage-backed securities          1,136.5         15.5       (35.2)     1,116.8         882.1        48.5       (2.5)      928.1
 Mortgage loans on real estate         161.9          1.8        (5.2)       158.5         222.4         6.2       (2.6)      226.0
 Policy loans                           72.7           --          --         72.7          81.6          --         --        81.6
 Other                                 549.9           .2        (8.0)       542.1         494.6         1.5         --       496.1
-----------------------------------------------------------------------------------------------------------------------------------
 Total held-to-maturity
  investments                       $3,861.5        $51.4     $ (94.7)    $3,818.2      $3,567.5      $261.3     $(10.9)   $3,817.9
===================================================================================================================================

See Note 11, "Fair Value of Financial Instruments" for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.

   As of December 31, 1994 the company did not hold any debt or equity securities from a single issuer that exceeded 10 percent of the company's total shareholders' equity.

   Contractual maturities and yields of investments in debt securities available-for-sale and held-to-maturity were as follows:

                                               Corporate Securities         Government Securities        All Other Debt Securities
                                    -------------------------------  ----------------------------   ------------------------------
  In millions.                      Amortized        Fair            Amortized      Fair            Amortized       Fair
  At December 31, 1994                   Cost       Value    Yield*       Cost     Value    Yield*       Cost      Value    Yield*
  --------------------------------------------------------------------------------------------------------------------------------
  AVAILABLE-FOR-SALE INVESTMENTS
  Due within 1 year                  $  400.3    $  400.3     5.36%     $200.9    $199.9     5.54%   $  136.2   $  136.2     4.36%
  After 1 but within 5 years            462.9       434.9     6.78        35.7      34.5     6.98       142.2      131.5     6.12
  After 5 but within 10 years         1,489.0     1,390.8     7.77        93.1      83.4     5.93       181.6      166.1     6.46
  After 10 years                        419.4       369.9     7.63        64.9      61.5     7.51     1,535.0    1,462.6     6.67
  --------------------------------------------------------------------------------------------------------------------------------
  Total                              $2,771.6    $2,595.9     7.23%     $394.6    $379.3     6.09%   $1,995.0   $1,896.4     6.46%
  ================================================================================================================================
  HELD-TO-MATURITY INVESTMENTS
  Due within 1 year                    $103.8      $104.5    10.65%       $2.8    $  2.8     4.79%   $   16.3      $16.4     7.91%
  After 1 but within 5 years            247.3       250.0     8.97        11.0      10.0     5.55       224.0      208.1     7.10
  After 5 but within 10 years           586.1       586.6     8.70          .8        .8    10.53       402.3      386.4     6.52
  After 10 years                        968.9       956.1     8.75        19.8      17.3     7.07       602.4      606.7     8.27
  --------------------------------------------------------------------------------------------------------------------------------
  Total                              $1,906.1    $1,897.2     8.87%     $ 34.4    $ 30.9     6.48%   $1,245.0   $1,217.6     7.49%
  ================================================================================================================================

  * Computed by dividing annualized interest by the amortized cost of the respective investment securities.

HOUSEHOLD INTERNATIONAL--1994 FINANCIALS--PAGE 49


3. RECEIVABLES

    In millions.
    At December 31                                                                1994                   1993
    ---------------------------------------------------------------------------------------------------------
    First mortgage                                                           $ 3,490.8              $ 3,534.1
    Home equity                                                                2,739.0                2,850.9
    Other secured                                                                676.9                  875.4
    Bankcard                                                                   4,788.9                4,356.9
    Merchant participation                                                     2,564.9                2,636.5
    Other unsecured                                                            5,137.2                4,320.8
    Equipment financing and other commercial                                   1,157.9                1,955.8
    ---------------------------------------------------------------------------------------------------------
    Total receivables owned                                                   20,555.6               20,530.4
    Accrued finance charges                                                      305.0                  261.0
    Credit loss reserve for owned receivables                                   (546.0)                (621.9)
    Unearned credit insurance premiums and claims reserves                      (122.2)                (117.5)
    Amounts due and deferred from receivables sales                              922.4                  760.0
    Reserve for receivables serviced with limited recourse                      (336.5)                (222.8)
    ---------------------------------------------------------------------------------------------------------
    Total receivables owned, net                                              20,778.3               20,589.2
    Receivables serviced with limited recourse                                12,495.1                9,827.8
    Receivables serviced with no recourse                                     17,752.2               15,229.4
    ---------------------------------------------------------------------------------------------------------
    Total receivables owned or serviced, net                                 $51,025.6              $45,646.4
    =========================================================================================================

    Foreign receivables included in receivables owned were as follows:

                                                                    1994                                         1993
                                                 -----------------------         ------------------------------------
    In millions.                                                  UNITED                       United
    At December 31                               CANADA          KINGDOM         Canada        Kingdom      Australia
    -----------------------------------------------------------------------------------------------------------------
    First mortgage                             $  996.7        $    4.4        $  789.3       $   54.1             --
    Home equity                                   303.8           141.3           384.5          127.0         $ 76.6
    Other secured                                  54.2              --            71.4             --          161.1
    Bankcard                                         --           330.2              --             --             --
    Merchant participation                        283.6           438.0           225.9          356.2           30.7
    Other unsecured                               406.4           532.1           394.2          613.8          106.6
    -----------------------------------------------------------------------------------------------------------------
    Total                                      $2,044.7        $1,446.0        $1,865.3       $1,151.1         $375.0
    =================================================================================================================


    Advances from the Federal Home Loan Bank and other borrowings of the company's banking subsidiary were secured by first mortgage receivables totaling approximately $.8 billion at December 31, 1994. Receivables held for trade, which are first mortgage loans that were originated or purchased with the intent to be resold, totaled $25.1 and $661.7 million at December 31, 1994 and 1993, respectively.

       The company has securitized and sold certain receivables which it services with limited recourse. Securitizations and sales of receivables, including replenishments of certificate holder interests, were as follows:

    In millions.
    Year ended December 31                                1994                1993                1992
    --------------------------------------------------------------------------------------------------
    Home equity                                      $ 1,418.6            $1,667.5            $1,986.4
    Bankcard                                          13,735.1             7,563.2             2,335.6
    Merchant participation                             1,093.6               213.6               484.9
    Other unsecured                                      241.0                  --                  --
    --------------------------------------------------------------------------------------------------
    Total                                            $16,488.3            $9,444.3            $4,806.9
    ==================================================================================================


  Household International, Inc. and Subsidiaries

  The outstanding balance of receivables serviced with limited recourse consisted of the following:

  In millions.
  At December 31                                                1994                             1993
  ----------------------------------------------------------------------------------------------------
  First mortgage                                           $   168.4                                --
  Home equity                                                4,906.2                          $5,029.5
  Bankcard                                                   6,311.3                           4,485.7
  Merchant participation                                       868.2                             312.6
  Other unsecured                                              241.0                                --
  ----------------------------------------------------------------------------------------------------
  Total                                                    $12,495.1                          $9,827.8
  ====================================================================================================

  The combination of receivables owned and receivables serviced with limited recourse, which the company considers its managed portfolio, is shown below:

  In millions.
  At December 31                                                 1994                              1993
  -----------------------------------------------------------------------------------------------------
  First mortgage                                            $ 3,659.2                         $ 3,534.1
  Home equity                                                 7,645.2                           7,880.4
  Other secured                                                 676.9                             875.4
  Bankcard                                                   11,100.2                           8,842.6
  Merchant participation                                      3,433.1                           2,949.1
  Other unsecured                                             5,378.2                           4,320.8
  Equipment financing and other commercial                    1,157.9                           1,955.8
  -----------------------------------------------------------------------------------------------------
  Receivables managed                                       $33,050.7                         $30,358.2
  =====================================================================================================

  For certain securitizations, wholly-owned subsidiaries were created (HFC Revolving Corporation, HRSI Funding, Inc., HFS Funding Corporation, Household Finance Receivables Corporation II, Household Receivables Funding Corporation, Household Receivables Funding Corporation II, Household Affinity Funding Corporation and HFC Funding Corporation) for the limited purpose of consummating such transactions.

     The amount due and deferred from receivables sales of $922.4 million at December 31, 1994 included unamortized excess servicing assets and funds established pursuant to the recourse provisions and holdback reserves for certain sales totaling $798.1 million. The amount due and deferred also included customer payments not yet remitted by the securitization trustee to the company. In addition, the company has made guarantees relating to certain securitizations of $281.3 million plus unpaid interest and has subordinated interests in certain transactions, which are recorded as receivables, for $123.9 million at December 31, 1994. The company maintains credit loss reserves pursuant to the recourse provisions for receivables serviced with limited recourse which are based on estimated probable losses under such provisions. These reserves totaled $336.5 million at December 31, 1994 and represent the company's best estimate of probable losses on receivables serviced with limited recourse.

  Contractual maturities of owned receivables were as follows:

  In millions.
  At December 31, 1994             1995        1996        1997        1998       1999       Thereafter      Total
  -----------------------------------------------------------------------------------------------------------------
  First mortgage               $  345.2    $  139.1    $  210.2    $  155.1   $  338.0       $2,303.2     $ 3,490.8
  Home equity                     711.0       323.0       213.2       181.7      133.0        1,177.1       2,739.0
  Other secured                   111.2        53.6       122.3        83.9       43.6          262.3         676.9
  Bankcard                      1,464.1       745.4       575.1       445.1      345.0        1,214.2       4,788.9
  Merchant participation        1,351.9       673.9       361.9       116.0       15.3           45.9       2,564.9
  Other unsecured               1,928.7       929.4       594.0       383.0      271.1        1,031.0       5,137.2
  Equipment financing and
    other commercial               84.6       137.2       151.1        96.5       91.6          596.9       1,157.9
  -----------------------------------------------------------------------------------------------------------------
  Total                        $5,996.7    $3,001.6    $2,227.8    $1,461.3   $1,237.6       $6,630.6     $20,555.6
  ==================================================================================================================

  First mortgages have maximum terms of up to 30 years, whereas other consumer receivables have substantially shorter maximum terms. A substantial portion of all consumer receivables, based on the company's experience, will be paid prior to contractual maturity. This tabulation, therefore, is not to be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding bankcard receivables, approximated 49 and 46 percent in 1994 and 1993, respectively.

    The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

                                                                                     Over 1
    In millions.                                                                 But Within           Over
    At December 31, 1994                                                            5 years           5 Years
    ---------------------------------------------------------------------------------------------------------
    Receivables at predetermined interest rates                                    $3,588.3          $2,190.6
    Receivables at floating or adjustable rates                                     4,340.0           4,440.0
    ---------------------------------------------------------------------------------------------------------
    Total                                                                          $7,928.3          $6,630.6
    =========================================================================================================

    Nonaccrual owned receivables totaled $462.0 million at December 31, 1994 including $110.5 million relating to foreign operations. Interest income that would have been recorded in 1994 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $69 million, including $18 million relating to foreign operations. Interest income that was included in net income for 1994 on those receivables was approximately $28 million, including $8 million relating to foreign operations. Renegotiated commercial loans at December 31, 1994 totaled $41.8 million. The company recorded $1.2 million of interest earned on such loans in 1994. Had the loans been performing in accordance with their original terms, interest income in 1994 would have been approximately $2 million higher. There were $.5 million of commitments at December 31, 1994 to lend additional funds to borrowers whose loans were renegotiated.

        For further information on nonperforming assets, see page 35 and Other Credit Quality Statistics on page 25. For an analysis of reserves for credit losses, see pages 23 and 24.

4. DEPOSITS

    All dollar amounts are stated in millions                                     1994                               1993
    At December 31                                            ------------------------        ---------------------------
                                                                              WEIGHTED                           Weighted
                                                               AMOUNT     AVERAGE RATE            Amount     Average Rate
    ---------------------------------------------------------------------------------------------------------------------
    DOMESTIC
    Time certificates                                        $3,454.6            4.5%          $3,094.4              3.6%
    Savings accounts                                          2,447.8            3.3            2,287.9              2.9
    Demand accounts                                             947.0             .9              702.9              1.0
    ---------------------------------------------------------------------------------------------------------------------
    Total domestic deposits                                   6,849.4            3.6            6,085.2              3.0
    ---------------------------------------------------------------------------------------------------------------------
    FOREIGN
    Time certificates                                         1,268.4            7.3            1,157.8              8.2
    Savings accounts                                            303.6            5.0              268.5              5.5
    Demand accounts                                              17.6            5.8                4.6              3.7
    ---------------------------------------------------------------------------------------------------------------------
    Total foreign deposits                                    1,589.6            6.9            1,430.9              7.7
    ---------------------------------------------------------------------------------------------------------------------
    Total deposits                                           $8,439.0            4.2%          $7,516.1              3.9%
    =====================================================================================================================

    Average deposits and related weighted average interest rates for 1994, 1993 and 1992 were as follows:

                                                                    1994                         1993                        1992
                                                --------------------------   -------------------------   -------------------------
                                                AVERAGE         WEIGHTED     Average         Weighted      Average       Weighted
    All dollar amounts are stated in millions.  DEPOSITS   AVERAGE RATES    Deposits    Average Rates     Deposits  Average Rates
    ------------------------------------------------------------------------------------------------------------------------------
    DOMESTIC
    Time certificates                            $3,151.5         4.2%        $3,368.3        3.9%        $3,952.1         5.8%
    Savings and demand accounts                   3,009.0         2.5          2,875.9        2.5          2,687.9         3.0
    ------------------------------------------------------------------------------------------------------------------------------
    Total domestic deposits                       6,160.5         3.4          6,244.2        3.3          6,640.0         4.7
    ------------------------------------------------------------------------------------------------------------------------------
    FOREIGN
    Time certificates                             1,195.6         7.2          1,278.5        8.2          1,122.2        10.7
    Savings and demand accounts                     312.0         5.3            212.3        5.8            224.7        10.1
    ------------------------------------------------------------------------------------------------------------------------------
    Total foreign deposits                        1,507.6         6.8          1,490.8        7.9          1,346.9        10.6
    ------------------------------------------------------------------------------------------------------------------------------
    Total deposits                               $7,668.1         4.1%        $7,735.0        4.2%        $7,986.9         5.8%
    ==============================================================================================================================

    Household International, Inc. and Subsidiaries

    Interest expense on deposits was $312.1, $321.2 and $462.9 million for 1994, 1993 and 1992, respectively. Interest expense on domestic deposits was $209.1, $203.9 and $309.3 million for 1994, 1993 and 1992, respectively.

    Maturities of time certificates in amounts of $100,000 or more were:

    In millions.
    At December 31, 1994                                         Domestic            Foreign             Total
    ----------------------------------------------------------------------------------------------------------
    3 months or less                                              $   .7              $146.6            $147.3
    Over 3 months through 6 months                                 100.4                56.2             156.6
    Over 6 months through 12 months                                 70.6                 4.1              74.7
    Over 12 months                                                 127.0                 8.5             135.5
    ----------------------------------------------------------------------------------------------------------
    Total                                                         $298.7              $215.4            $514.1
    ==========================================================================================================

    Contractual maturities of time certificates within each interest rate range were as follows:

    In millions.
    At December 31, 1994        1995           1996           1997            1998           1999        Thereafter        Total
    -----------------------------------------------------------------------------------------------------------------------------
    INTEREST RATE
           <4.00%            $  695.9         $ 63.0        $  6.0          $   .1          $   .1             --         $  765.1
    4.00%-- 5.99%             1,140.9          477.5         125.6            73.1            81.6         $ 22.3          1,921.0
    6.00%-- 7.99%               510.0          226.6          92.8            34.8           160.5           63.6          1,088.3
     8.00%-- 9.99%              164.9          143.2         395.0            26.3            60.3           56.9            846.6
    10.00%--13.99%               82.6           17.4            --             1.5              .1             .4            102.0
    ------------------------------------------------------------------------------------------------------------------------------
    Total                    $2,594.3         $927.7        $619.4          $135.8          $302.6         $143.2         $4,723.0
    ==============================================================================================================================

5. COMMERCIAL PAPER, BANK AND OTHER BORROWINGS


    All dollar amounts are stated in millions.                                         Bank and
                                                              Commercial                  Other
    At December 31                                                Paper*             Borrowings             Total
    --------------------------------------------------------------------------------------------------------------
    1994
    Balance                                                     $3,598.0             $  774.1             $4,372.1
    Highest aggregate month-end balance                               --                   --              6,172.0
    Average borrowings                                           4,316.4              1,321.1              5,637.5
    Weighted average interest rate:
        At year end                                                  6.2%                 8.0%                 6.5%
        Paid during year                                             4.4                  7.6                  5.2
    --------------------------------------------------------------------------------------------------------------
    1993
    Balance                                                     $4,123.5             $1,518.6             $5,642.1
    Highest aggregate month-end balance                               --                   --              6,582.4
    Average borrowings                                           3,826.9              1,978.8              5,805.7
    Weighted average interest rate:
        At year end                                                  3.7%                 5.2%                 4.1%
        Paid during year                                             3.7                  5.5                  4.3
    --------------------------------------------------------------------------------------------------------------
    1992
    Balance                                                     $3,519.9             $1,733.4             $5,253.3
    Highest aggregate month-end balance                               --                   --              5,636.1
    Average borrowings                                           3,721.7              1,377.7              5,099.4
    Weighted average interest rate:
        At year end                                                  4.3%                 5.4%                 4.7%
        Paid during year                                             4.1                  8.1                  5.2
    --------------------------------------------------------------------------------------------------------------

*Included in outstanding balances at year-end 1994, 1993 and 1992 were commercial paper obligations of foreign subsidiaries of $331.4, $583.3 and $487.6 million, respectively.

    Interest expense for commercial paper, bank and other borrowings totaled $292.2, $251.1 and $263.2 million for 1994, 1993 and 1992, respectively.

        The company maintains various bank credit agreements primarily to support commercial paper borrowings. At December 31, 1994 the company had total bank credit agreements of $5.6 billion, of which $4.8 billion were unused. Formal credit lines are reviewed annually, and revolving credit agreements expire at various dates from 1995 to 1999. Borrowings under credit agreements generally are available at the prime rate or at a surcharge over the London Interbank Offered Rate (LIBOR). Annual commitment fee requirements to support availability of credit agreements at December 31, 1994 totaled $7.2 million.

6. SENIOR AND SENIOR SUBORDINATED DEBT (WITH ORIGINAL MATURITIES OVER ONE YEAR)

    In millions.
    At December 31                                                             1994           1993
    ------------------------------------------------------------------------------------------------
    SENIOR DEBT
    3.75% to 7.49%; due 1995 to 2005                                        $ 1,888.8       $1,706.3
    7.5% to 7.99%; due 1995 to 2004                                           1,552.6        1,627.9
    8.0% to 8.99%; due 1995 to 2004                                           1,545.2        1,162.3
    9.0% to 9.99%; due 1995 to 2001                                             941.3        1,477.7
    10.0% and greater; due 1995 to 2001                                         293.6          344.8
    Variable interest rate debt; 3.26% to 6.69%; due 1995 to 2015             3,120.5        1,778.5

    SENIOR SUBORDINATED DEBT
    6.5% to 9.63%; due 2000 to 2003                                             685.0          685.0
    10.13% to 11.15%; due 1996 to 1998                                          215.0          215.0

    PREFERRED STOCK OF SUBSIDIARIES
    Household Finance Corporation
     7.25% term cumulative preferred Series 1992-A, 1,000,000
     depositary shares*                                                         100.0          100.0
    Household Global Funding
     9.85% term cumulative preferred, 18 shares in 1993                            --           36.0
    Unamortized discount                                                        (67.9)         (19.7)
    -------------------------------------------------------------------------------------------------
    Total senior and senior subordinated debt                               $10,274.1       $9,113.8
    =================================================================================================

    *Depositary share represents 1/3000 share of preferred stock.

    Weighted average interest rates, excluding the impact of interest rate swap agreements, were 7.4, 7.5 and 8.1 percent at December 31, 1994, 1993 and 1992, respectively. Interest expense for senior and senior subordinated debt, including the impact of interest rate swap agreements, was $638.4, $577.2 and $694.1 million for 1994, 1993 and 1992, respectively. The dividends on the preferred stock of subsidiaries have been classified in the statements of income as interest expense.

        Maturities of senior and senior subordinated debt were:

        In millions.
        At December 31, 1994
        --------------------------------------------
        1995                               $ 1,922.8
        1996                                 2,216.9
        1997                                 1,693.0
        1998                                   631.4
        1999                                 1,277.0
        Thereafter                           2,533.0
        --------------------------------------------
        Total                              $10,274.1
        ============================================

At December 31, 1994 the preferred stock of Household Finance
Corporation ("HFC"), a wholly-owned subsidiary of the company, represented $100 million of term cumulative preferred stock. The term cumulative preferred stock is non-voting and has a dividend rate of 7.25 percent, is not redeemable at the option of the company prior to the mandatory redemption date of August 15, 1997 and has a liquidation value of $100 per depositary share.

Household International, Inc. and Subsidiaries

7. DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        In connection with its asset/liability management program and in the normal course of business, the company enters into various transactions involving derivative and other off-balance sheet financial instruments. These instruments primarily are used to manage the company's exposure to fluctuations in interest rates and foreign exchange rates. The company does not serve as a financial intermediary to make markets in any derivative financial instruments. For further information on the company's strategies for managing interest rate and foreign exchange rate risk, see Liquidity and Capital Resources on pages 38 and 39.

        The financial instruments used by the company, which include interest rate contracts and foreign exchange rate contracts, as well as off-balance sheet financial instruments such as commitments to extend credit, financial guarantees and recourse obligations, have varying degrees of credit risk and/or market risk.

        CREDIT RISK Credit risk is the possibility that a loss may occur because the counterparty to a transaction fails to perform according to the terms of the contract. The company's exposure to credit loss related to interest rate swaps, cap and floor transactions, forward and futures contracts and options is the amount of uncollected interest or premium related to these instruments. These interest rate related instruments are generally expressed in terms of notional principal or contract amounts which are much larger than the amounts potentially at risk for nonpayment by counterparties. The company controls the credit risk of its off-balance sheet financial instruments through established credit approvals, risk control limits and ongoing monitoring procedures. The company has never experienced nonperformance by any derivative instrument counterparty. The company's exposure to credit loss under commitments to extend credit, financial guarantees and recourse obligations is represented by the contract amount. The company's credit quality and collateral policies for commitments and guarantees are the same as those for receivables that are recorded on the balance sheet.

        MARKET RISK Market risk is the possibility that a change in interest rates or foreign exchange rates will cause a financial instrument to decrease in value or become more costly to settle. The company mitigates this risk by establishing limits for positions and other controls.

        INTEREST RATE AND FOREIGN EXCHANGE CONTRACTS The following tables summarize the activity in interest rate and foreign exchange contracts for 1994, 1993 and 1992:

                                                                                    Exchange Traded
                                       ----------------------------------------------------------------------  -----------------
                                                      Interest Rate
                                                  Futures Contracts                            Options
                                       ----------------------------             -----------------------                Interest
    In millions.                           Purchased          Sold              Purchased      Written                 Rate Swaps
    -----------------------------------------------------------------------------------------------------------------------------
    HEDGING/SYNTHETIC ALTERATION INSTRUMENTS

        1992
        Notional amount, 1991                     --    $    (5.0)              $    87.5     $    (1.0)              $  6,837.5
        New contracts                     $  9,242.0     (8,623.0)                1,166.1      (1,220.1)                 7,925.7
        Matured or expired contracts        (1,485.0)     1,036.0                  (129.5)        182.5                 (3,315.3)
        Terminated contracts                      --           --                      --            --                 (1,029.6)
        In-substance maturities(1)          (7,587.0)     7,587.0                (1,024.1)      1,024.1                       --
    -----------------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1992             $    170.0   $     (5.0)              $   100.0     $   (14.5)              $ 10,418.3
    =============================================================================================================================
        Fair value, 1992(2)                       --   $      (.2)              $     (.3)    $     (.1)              $    118.0
    -----------------------------------------------------------------------------------------------------------------------------

        1993
        Notional amount, 1992             $    170.0   $     (5.0)              $   100.0     $   (14.5)              $ 10,418.3
        New contracts                        6,950.7     (4,405.7)                3,019.2      (3,267.5)                 8,866.5
        Matured or expired contracts        (2,750.0)          --                (1,432.2)      1,605.8                 (3,384.5)
        Terminated contracts                  (475.0)       475.0                      --            --                   (920.5)
        In-substance maturities(1)          (3,895.7)     3,895.7                (1,617.4)      1,606.2                       --
    -----------------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1993                     --   $    (40.0)              $    69.6     $   (70.0)              $ 14,979.8
    =============================================================================================================================
        Fair value, 1993(2)                       --   $       .1                      --            --               $    299.8
    -----------------------------------------------------------------------------------------------------------------------------

        1994
        Notional amount, 1993                     --   $    (40.0)              $    69.6     $   (70.0)              $ 14,979.8
        New contracts                     $ 11,380.5    (12,132.8)                8,867.9      (5,707.5)                10,013.5
        Matured or expired contracts              --           --                (3,150.0)           --                 (4,704.6)
        Terminated contracts                   (63.5)       759.8                      --            --                 (2,455.7)
        In-substance maturities(1)         (11,317.0)    11,317.0                (5,787.5)      5,777.5                       --
    -----------------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1994                     --   $    (96.0)                      --           --               $ 17,833.0
    =============================================================================================================================
        Fair value, 1994(2)                       --   $       .8                       --           --               $   (498.7)
    -----------------------------------------------------------------------------------------------------------------------------

                                                                              Non Exchange Traded
                                                            ------------------------------------------------------------------
                                                                Foreign Exchange             Interest Rate
                                                                  Rate Contracts         Forward Contracts          Other Risk
                                                            --------------------     ---------------------          Management
        In millions.                                        Purchased       Sold     Purchased        Sold         Instruments
    --------------------------------------------------------------------------------------------------------------------------
        HEDGING/SYNTHETIC ALTERATION INSTRUMENTS

        1992
        Notional amount, 1991                              $   417.2    $   (75.0)    $    656.3      $   (121.0)    $    434.0
        New contracts                                        6,294.8     (7,027.4)       3,236.3        (4,361.2)         124.8
        Matured or expired contracts                          (632.1)       628.9       (1,262.6)        1,832.0         (123.4)
        Terminated contracts                                  (869.0)       869.0         (310.5)             --            (.1)
        In-substance maturities(1)                          (5,064.5)     5,064.5       (2,092.3)        2,092.3             --
    ---------------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1992                              $   146.4    $  (540.0)    $    227.2      $   (557.9)    $    435.3
    ===========================================================================================================================
        Fair value, 1992(2)                                $     3.9    $      .4     $     (1.7)     $     (2.7)    $       .9
    ---------------------------------------------------------------------------------------------------------------------------

        1993
        Notional amount, 1992                              $   146.4    $  (540.0)    $    227.2      $   (557.9)    $    435.3
        New contracts                                        6,929.9     (7,098.6)       4,968.2        (3,997.1)       1,203.1
        Matured or expired contracts                          (956.4)       932.5       (1,994.5)          772.9         (222.1)
        Terminated contracts                                  (944.2)       944.2         (100.1)          103.6             --
        In-substance maturities(1)                          (5,034.8)     5,036.3       (2,561.0)        2,819.2             --
    ---------------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1993                              $   140.9    $  (725.6)    $    539.8      $   (859.3)    $  1,416.3
    ===========================================================================================================================
        Fair value, 1993(2)                                       --    $      .1     $      (.2)     $      (.9)    $     49.3
    ---------------------------------------------------------------------------------------------------------------------------

        1994
        Notional amount, 1993                              $   140.9    $  (725.6)    $   539.8       $   (859.3)    $  1,416.3
        New contracts                                        3,702.1     (3,738.6)      5,468.8         (3,818.0)       1,917.0
        Matured or expired contracts                           (31.3)        15.7      (2,524.8)         2,475.6       (1,590.1)
        Terminated contracts                                  (582.8)       580.2        (538.1)            51.3         (130.5)
        In-substance maturities(1)                          (3,156.2)     3,097.5      (2,009.6)         2,009.6             --
    ---------------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1994                              $    72.7    $  (770.8)    $   936.1       $   (140.8)    $  1,612.7
    ===========================================================================================================================
        Fair value, 1994(2)                                $     (.4)   $     6.3     $     1.1       $      (.2)    $     78.5
    ---------------------------------------------------------------------------------------------------------------------------


                                                                                                       Exchange Traded
                                                  --------------------------------------------------------------------
                                                                 Interest Rate
                                                             Futures Contracts                                 Options
                                                  ----------------------------          ------------------------------
         In millions.                             Purchased               Sold          Purchased              Written
    ------------------------------------------------------------------------------------------------------------------
        TRADING INSTRUMENTS(3)
        Notional amount, 1991                     $ 4,508.5          $(3,303.0)         $   875.1           $ (5,895.2)
        Net change                                 (2,059.3)             456.0            1,813.0             (4,710.4)
    ------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1992                     $ 2,449.2          $(2,847.0)         $ 2,688.1           $(10,605.6)
    ==================================================================================================================
        Fair value, 1992(2)                       $      .9          $     (.9)         $     1.4           $     (5.9)
    ------------------------------------------------------------------------------------------------------------------
        Notional amount, 1992                     $ 2,449.2          $(2,847.0)         $ 2,688.1           $(10,605.6)
        Net change                                 (2,117.2)           1,970.0            7,020.9             (5,840.5)
    ------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1993                     $   332.0          $  (877.0)         $ 9,709.0           $(16,446.1)
    ==================================================================================================================
        Fair value, 1993(2)                       $    45.1          $   (45.8)         $     2.8           $     (2.0)
    ------------------------------------------------------------------------------------------------------------------
        Notional amount, 1993                     $   332.0          $  (877.0)         $ 9,709.0           $(16,446.1)
        Net change                                  2,660.0              257.0           (9,709.0)            15,976.1
    ------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1994                     $ 2,992.0          $  (620.0)                --           $   (470.0)
    ==================================================================================================================
        Fair value, 1994(2)                       $    (2.2)         $     1.1                 --           $      1.4
    ------------------------------------------------------------------------------------------------------------------
        Average fair value, 1994                       (2.8)               2.7          $     2.8                 (2.5)
    ------------------------------------------------------------------------------------------------------------------

                                                                                                     Non Exchange Traded
                                                            ------------------------------------------------------------
                                                                                         Interest Rate
                                                                                    Forward  Contracts        Other Risk
                                                            Interest        --------------------------        Management
        In millions.                                        Rate Swaps       Purchased            Sold        Instruments
    ---------------------------------------------------------------------------------------------------------------------

        TRADING INSTRUMENTS(3)
        Notional amount, 1991                               $ 100.0          $  21.0              --           $ 505.3

        Net change                                               --            240.0         $(261.0)            294.7
    ---------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1992                               $ 100.0          $ 261.0         $(261.0)          $ 800.0
    =====================================================================================================================
        Fair value, 1992(2)                                 $   (.3)         $ 232.7         $(232.9)                --
    ---------------------------------------------------------------------------------------------------------------------
        Notional amount, 1992                               $ 100.0          $ 261.0         $(261.0)          $ 800.0
        Net change                                               --           (250.5)          203.2            (300.0)
    ---------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1993                               $ 100.0          $  10.5         $ (57.8)          $ 500.0
    =====================================================================================================================
        Fair value, 1993(2)                                 $   0.6               --              --                --
    ---------------------------------------------------------------------------------------------------------------------
        Notional amount, 1993                               $ 100.0          $  10.5         $ (57.8)          $ 500.0
        Net change                                           (100.0)            36.5            10.8            (700.0)
    ---------------------------------------------------------------------------------------------------------------------
        NOTIONAL AMOUNT, 1994                                    --          $  47.0         $ (47.0)          $(200.0)
    =====================================================================================================================
        Fair value, 1994(2)                                      --          $    .3         $   (.3)          $   (.3)
    ---------------------------------------------------------------------------------------------------------------------

        Average fair value, 1994                            $  (1.0)              --             (.1)              (.1)
    ---------------------------------------------------------------------------------------------------------------------

    (1) Represent contracts terminated as the market execution technique of closing the transaction either (a) just prior to maturity to avoid delivery of the underlying instrument, or (b) at the maturity of the underlying item being hedged.

    (2) (Bracketed) unbracketed amounts represent amounts to be (paid) received by the company had these positions been closed out at the respective balance sheet date. Bracketed amounts do not necessarily represent risk of loss for hedging instruments, as the fair value of the hedging instrument and the items being hedged must be evaluated together. See Note 11, "Fair Value of Financial Instruments" for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.

    (3) The results of trading activities were immaterial to the financial results of the company for 1994, 1993 and 1992. In late 1994, the company decided to discontinue its trading activities and hedged its open positions.

    Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. The company primarily enters into interest rate swap transactions to synthetically alter balance sheet items. These transactions are specifically designated to a particular asset/liability, off-balance sheet item or anticipated transaction of a similar characteristic. Specific assets or liabilities may consist of groups of individually small dollar homogeneous assets or liabilities of similar economic characteristics. Credit and market risk exists with respect to these instruments. The following table reflects the items so altered at December 31, 1994:

    In millions.

        Investment securities, held-to-maturity                         $   195.0

        Receivables:
                Home equity                                               1,050.9
                Bankcard                                                  2,390.5
                Merchant participation                                      450.0
                Other unsecured                                             425.0
    -----------------------------------------------------------------------------
        Total receivables owned                                           4,316.4

        Deposits                                                          2,463.5
        Commercial paper, bank and other borrowings                       1,362.4
        Senior and senior subordinated debt                               5,945.7
        Receivables serviced with limited recourse                        3,550.0
    -----------------------------------------------------------------------------
        Total items synthetically altered with interest rate swaps      $17,833.0
    =============================================================================

    Note: In all instances, the notional amount is less than the carrying value of the related asset/liability or off-balance sheet item.

        The company manages its exposure to interest rate risk primarily through the use of interest rate swaps. These swaps synthetically alter the interest rate risk inherent in balance sheet assets, liabilities or off-balance sheet items. The majority of the company's interest rate swaps are used to convert floating rate assets to fixed rate, fixed rate debt to floating rate, or floating rate assets or debt from one floating rate index to another. Occasionally, interest rate swaps are used to convert fixed rate assets to a floating rate. Interest rate swaps are also used to synthetically alter interest rate characteristics on certain receivables that are sold and serviced with limited recourse. These off-balance sheet items expose the company to the same interest rate risk as on-balance sheet items. Interest rate swaps are used to synthetically alter the interest rate provisions of the securitization transaction whereby the underlying receivables pay a fixed (floating) rate and the pass-through rate to the investor is floating

Household International, Inc. and Subsidiaries

(fixed). Further, in other transactions the underlying receivables reprice on one index while the pass-through rate reprices on another index. See Note 3, "Receivables" for additional information on securitizations and sales of receivables.

    The following table summarizes the maturities and related weighted average receive/pay rates of interest rate swaps outstanding at December 31, 1994:

All dollar amounts are stated in millions.         1995        1996      1997     1998        1999     2000  Thereafter       Total
-----------------------------------------------------------------------------------------------------------------------------------
Pay a fixed rate/receive a floating rate:
    Notional value                             $  204.8    $  424.2  $   31.3       --    $   48.5   $ 20.0          --   $   728.8
    Weighted average receive rate                  6.09%       6.14%     6.00%      --        7.39%    5.33%         --        6.18%
    Weighted average pay rate                      8.26        6.92      7.15       --        7.38     9.66          --        7.41
Pay a floating rate/receive a fixed rate:
    Notional value                             $1,795.7    $2,056.3  $1,621.2   $672.4    $1,839.2   $340.0    $2,794.7   $11,119.5
    Weighted average receive rate                  5.26%       6.33%     6.06%    5.69%       6.87%    6.29%       7.14%       6.37%
    Weighted average pay rate                      6.10        6.36      6.14     6.32        6.14     5.60        5.83        6.09
Pay a floating rate/receive a different
  floating rate:
    Notional value                             $3,954.9    $  804.6  $  578.7       --    $  646.5       --          --   $ 5,984.7
    Weighted average receive rate                  5.74%       5.27%     6.17%      --        6.02%      --          --        5.75%
    Weighted average pay rate                      6.19        5.82      5.91       --        5.84       --          --        6.08
-----------------------------------------------------------------------------------------------------------------------------------
Total notional value                           $5,955.4    $3,285.1  $2,231.2   $672.4    $2,534.2   $360.0    $2,794.7   $17,833.0
===================================================================================================================================
Total weighted average rates on swaps:
Receive rate                                       5.61%       6.05%     6.09%    5.69%       6.66%    6.24%       7.14%       6.15%
-----------------------------------------------------------------------------------------------------------------------------------
Pay rate                                           6.24        6.30      6.09     6.32        6.08     5.83        5.83        6.14
-----------------------------------------------------------------------------------------------------------------------------------


The floating rates paid or received by the company are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates have impacted in the past, and will impact in the future, the interest rate on the underlying assets or liabilities. Hedging/synthetic alteration instruments are used by the company to manage the volatility of net interest margin resulting from changes in interest rates on the underlying hedged/synthetically altered items. Without the use of these instruments, net interest margin would have declined by 54, 91 and 50 basis points in 1994, 1993 and 1992, respectively.

   Forwards and futures are agreements between two parties, committing one to sell and the other to buy a specific quantity of an instrument on some future date. The parties agree to buy or sell at a specified price in the future, and their profit or loss is determined by the difference between the arranged price and the level of the spot price when the contract is settled. The company has both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. Foreign exchange contracts are utilized by the company to reduce exposure in its foreign operations to fluctuations in exchange rates. Interest rate forward and futures contracts are used to hedge resets of interest rates on the company's floating rate assets and liabilities. Interest rate forward and interest rate futures contracts also are used in the company's trading activities. For futures used in both hedging and trading activities, the company's exposure to credit risk is limited, as these contracts are traded on organized exchanges. Each day, changes in contract values are settled in cash. In contrast, forward contracts used in both hedging and trading activities have credit risk relating to the performance of the counterparty. These instruments also are subject to market risk. Cash requirements for forward contracts include the receipt or payment of cash upon the sale or purchase of the instrument.

   Purchased options grant the purchaser the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period. The seller of the option has written a contract which creates an obligation to either sell or purchase the financial instrument at the agreed-upon price if, and when, the purchaser exercises the option. The company uses options, both written and purchased, for its trading activities. For written options, the company is exposed to market risk but generally not credit risk. The credit risk and market risk associated with purchased options are limited to the premium paid, which is included in the balance sheets in other assets.

   Other risk management instruments used in the company's hedging and trading activities consist of caps and floors and foreign currency swaps. Caps and floors written expose the company to market risk but not to credit risk. Credit and market risk associated with caps and floors purchased are limited to the premium paid which is recorded on the balance sheets in other assets.

   Deferred gains of $10.4 and $10.2 million and deferred losses of $60.5 and $22.5 million from hedging/synthetic alteration instruments were recorded on the balance sheets at December 31, 1994 and 1993, respectively. The weighted average amortization period associated with the deferred gains was 2.8 and 3.8 years at December 31, 1994 and 1993, respectively. The weighted average amortization period for the deferred losses was 3.3 and 4.0 years at December 31, 1994 and 1993, respectively.

   At December 31, 1994 the accrued interest, unamortized premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $80.7 million.

COMMITMENTS AND GUARANTEES The company enters into various commitments and guarantees to meet the financing needs of its customers. However, the company expects a substantial portion of these agreements to expire unexercised, and as a result, the amounts below do not necessarily represent future cash requirements.

The company's significant commitments and guarantees consisted of the following:

    In millions.
    At December 31                                                                           1994                   1993
    --------------------------------------------------------------------------------------------------------------------
    Bank and private-label credit cards                                                 $74,339.3              $43,164.0
    Other consumer lines of credit                                                        3,523.0                2,771.8
    Other loan commitments
      and guarantees                                                                        391.9                3,121.1
    --------------------------------------------------------------------------------------------------------------------


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

   Other loan commitments include commitments to originate and purchase mortgage loans, commitments to fund commercial loans and letters of credit, and guarantees for the payment of principal and interest on municipal industrial development bonds.

   Commitments to originate or purchase approved consumer mortgages and commitments to purchase mortgage-backed securities totaled approximately $161.2 million and $1.7 billion at December 31, 1994 and 1993, respectively. The company also had commitments to sell loans and mortgage-backed securities of approximately $61.4 million and $1.0 billion at December 31, 1994 and 1993, respectively.

   Commercial loan commitments, including working capital lines and letters of credit, totaled $25 and $153 million at December 31, 1994 and 1993, respectively. These commitments are collateralized to varying extents by inventory, receivables, property and equipment and other assets of the borrowers. These commitments were entered into prior to the company's decision to exit these product lines.

   The company has issued guarantees of $144 and $146 million at December 31, 1994 and 1993, respectively, for the payment of principal and interest on municipal industrial development bonds. The guarantees expire from 1995 through 1997. The company has security interests in underlying properties for these guarantees, with an average collateral value of 112 percent of the guarantees at both December 31, 1994 and 1993.

CONCENTRATIONS OF CREDIT RISK A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.

   Because the company primarily lends to consumers, it does not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 1994 and 1993. The company lends nationwide; the following geographic areas comprised more than 10 percent of total managed domestic receivables at December 31, 1994: California -21 percent, Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI) -25 percent, Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV) -16 percent, Northeast (CT, ME,
MA, NH, NY, RI, VT) -12 percent and Southeast (AL, FL, GA, KY, MS, NC, SC, TN) -13 percent.
                                                                              57

Household International, Inc. and Subsidiaries

8. CONVERTIBLE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

        The company had 52,010 and 385,439 shares of $6.25 cumulative convertible preferred stock subject to mandatory redemption provisions (the "$6.25 stock") outstanding at December 31, 1994 and 1993, respectively. Each share of $6.25 stock is convertible, at the option of its holder, into
    4.654 shares of common stock; is entitled to one vote, as are common shares; and has a liquidation value of $50 per share. Holders of such stock are entitled to payment before any capital distribution is made to common shareholders. The company is required to call for redemption, on an annual basis through 2010, a minimum of 4 percent to a maximum of 8 percent of the
    3.5 million originally issued shares and is required to redeem all of the remaining unconverted and unredeemed shares in 2011. The company called for redemption 8 percent of the originally issued shares in 1994 and 1993. The company redeemed 2,312 and 2,323 shares for $50 per share in 1994 and 1993, respectively. The remaining shares called, but not redeemed for cash, were converted into common stock. If certain conditions are met, the company may redeem the entire $6.25 stock issue at $50 per share plus accrued and unpaid dividends. At December 31, 1994, 242,055 shares of common stock were reserved for conversion of $6.25 stock.


9. PREFERRED STOCK

    In millions.
    At December 31                                                           1994            1993
    ---------------------------------------------------------------------------------------------
    FIXED RATE PREFERRED STOCK
    9.50% Preferred Stock Series 1989-A,
     3,000,000 depositary shares(1)                                        $ 75.0          $ 75.0

    9.50% Preferred Stock Series 1991-A,
     5,500,000 depositary shares(2)                                          55.0            55.0

    8.25% Preferred Stock Series 1992-A,
     2,000,000 depositary shares(3)                                          50.0            50.0

    7.35% Preferred Stock Series 1993-A,
     4,000,000 depositary shares(3)                                         100.0           100.0

    FLEXIBLE RATE AUCTION PREFERRED STOCK
    Series B, 400,000 shares                                                 40.0            40.0
    ---------------------------------------------------------------------------------------------
    Total preferred stock                                                  $320.0          $320.0
    =============================================================================================


    (1) Depositary share represents 1/4 share of preferred stock.
    (2) Depositary share represents 1/10 share of preferred stock.
    (3) Depositary share represents 1/40 share of preferred stock.

        Dividends on the 9.50 percent preferred stock, Series 1989-A are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 9.50 percent preferred stock, Series 1989-A at $26.19 per depositary share beginning on November 9, 1994 and at amounts declining to $25 per depositary share thereafter, plus accrued and unpaid dividends. No shares were redeemed in 1994.

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

10. COMMON STOCK

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

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

        The company has estimated the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("FAS No. 107"). Financial instruments include cash, receivables, investments, debt, insurance reserves related to periodic payment annuities and guaranteed investment contracts and off-balance sheet financial instruments.
    Financial instruments specifically exclude leases and other insurance reserves, as required by FAS No. 107. FAS No. 107 also requires that the fair value of certain deposits be equated to the carrying value. Additionally, a number of other assets recorded on the balance sheets (such as core deposit intangibles and acquired credit card relationships) and other intangible assets not recorded in the balance sheets (such as the value of consumer lending relationships for originated receivables and the franchise values of the company's business units) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. The company believes there is substantial value associated with these assets based on current market conditions and historical experience. Accordingly, the estimated fair value of financial instruments, as disclosed, does not fully represent the entire value, nor the changes in the entire value, of the company.

        Approximately 25 percent in both 1994 and 1993 of the fair value of financial instruments disclosed was determined using quoted market prices. Because no actively traded market exists, however, for a significant portion of the company's financial instruments, fair values for items lacking a quoted market price were estimated by discounting estimated future cash flows at estimated current market discount rates. Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectibility of assets and related interest and with estimates of product lives and repricing characteristics used in the company's asset/liability management process. All assumptions are based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental and changes in these assumptions could significantly affect fair value calculations.

        The following is a summary of the carrying value and estimated fair value of the company's financial instruments:

                                                                                    1994                                     1993
                                                      ----------------------------------      -----------------------------------
                                                                  Estimated                                Estimated
    In millions.                                      Carrying       Fair                    Carrying         Fair
    At December 31                                     Value        Value    Difference       Value          Value     Difference
    ------------------------------------------------------------------------------------------------------------------------------
    Cash                                               $   541      $   541        --         $   317         $   317           --
    Investment securities                                9,005        8,961      $(44)          8,795           9,046         $251
    Receivables                                         20,778       21,267       489          20,589          21,113          524
    Assets pending sale                                    398          398        --              --              --           --
    ------------------------------------------------------------------------------------------------------------------------------
    Subtotal                                            30,722       31,167       445          29,701          30,476          775
    ------------------------------------------------------------------------------------------------------------------------------
    Deposits                                            (8,439)      (8,444)       (5)         (7,516)         (7,638)        (122)
    Commercial paper, bank and other borrowings         (4,372)      (4,372)       --          (5,642)         (5,642)           --
    Senior and senior subordinated debt                (10,274)     (10,234)       40          (9,114)         (9,574)        (460)
    Insurance reserves                                  (6,716)      (6,755)      (39)         (6,064)         (6,434)        (370)
    ------------------------------------------------------------------------------------------------------------------------------
    Subtotal                                           (29,801)     (29,805)       (4)        (28,336)        (29,288)        (952)
    ------------------------------------------------------------------------------------------------------------------------------
    Interest rate and foreign exchange contracts            65         (413)     (478)             78             349          271
    Commitments to extend credit and guarantees             --           35        35              --              36           36
    ------------------------------------------------------------------------------------------------------------------------------
    Subtotal                                                65         (378)     (443)             78             385          307
    ------------------------------------------------------------------------------------------------------------------------------
    Total                                              $   986      $   984      $ (2)        $ 1,443         $ 1,573         $130
    ==============================================================================================================================

Household International, Inc. and Subsidiaries

    The fair value in excess of the carrying value (the "Difference") declined from $130 million at December 31, 1993 to $(2) million at December
    31, 1994, a decrease of $132 million. The relationship between the rise in the overall interest rate environment from year-end 1993 to year-end 1994 and the repricing characteristics of the company's financial instruments was the most significant factor in causing the decline in the Difference. The company believes that in the rising interest rate environment of 1994 the Difference for the company's nonfinancial instruments, especially core deposits which provide stable, low-cost funding and insurance reserves of interest-sensitive products ($5.4 billion), would increase and therefore offset a portion of the decline in the total Difference.

        The following methods and assumptions were used to estimate the fair value of the company's financial instruments:

        Cash: The carrying value approximates fair value for this instrument due to its liquid nature.

        Investment securities: Quoted market prices were used to determine fair value for investment securities.

        Receivables: Quoted market prices were used to determine fair value for domestic first mortgages. The fair value of adjustable rate consumer receivables was determined to approximate existing carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates approximating those offered by the company on such products at the respective valuation dates. This approach to estimating fair value for fixed rate receivables results in a disclosed fair value that is less than amounts the company believes could be currently realizable on a sale of these receivables. These receivables are relatively insensitive to changes in overall market interest rates and therefore have additional value compared to alternative uses of funds. The fair value of commercial receivables was determined by discounting estimated future cash flows at estimated market interest rates.

        The fair value of consumer receivables included an estimate, on a present value basis, of future excess servicing cash flows associated with securitizations and sales of certain home equity, bankcard, merchant participation and other unsecured receivables.

        Assets pending sale: In the fourth quarter of 1994 the company entered into an agreement to sell these assets at net book value to a third party, as described on page 26 of Management's Discussion and Analysis. Accordingly, estimated fair value was the carrying value at December 31, 1994.

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

        Insurance reserves: The fair value of insurance reserves for periodic payment annuities and guaranteed investment contracts was estimated by discounting future expected cash flows at interest rates offered by the company on such products at December 31, 1994 and 1993. The fair value of other insurance reserves is not required to be determined in accordance with FAS No. 107.

        Interest rate and foreign exchange contracts: Where practical, quoted market prices were used to determine fair value of these instruments. For non exchange traded contracts, fair value was determined through the use of accepted and established valuation methods (including input from independent third parties) which consider the terms of the contracts and market expectations on the valuation date for forward interest rates (for interest rate contracts) or forward foreign currency exchange rates (for foreign exchange contracts). See Note 7, "Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk" for a discussion of the nature of these items.

        Commitments to extend credit and guarantees: These commitments were valued by considering the company's relationship with the counterparty, the creditworthiness of the counterparty and the difference between committed and current interest rates.

    12. LEASES

    The company leases certain offices, buildings and equipment for periods of up to 21 years with various renewal options. The majority of such leases are noncancelable operating leases. Net rental expense under operating leases was $58.1, $71.1 and $72.1 million for 1994, 1993 and 1992, respectively.

       Future net minimum lease commitments under noncancelable operating lease arrangements were:

    In millions.
    At December 31, 1994
    -----------------------------------------------------------------------------
    1995                                                                   $ 51.8
    1996                                                                     43.1
    1997                                                                     38.1
    1998                                                                     32.7
    1999                                                                     26.6
    Thereafter                                                               82.6
    -----------------------------------------------------------------------------
    Net minimum lease commitments                                          $274.9
    =============================================================================

    13. INCENTIVE COMPENSATION AND STOCK OPTION PLANS

    The company's executive compensation plans provide for issuance of nonqualified stock options and incentive stock options. Stock options permit the holder to purchase, under certain limitations, the company's common stock at a price not less than 100 percent of the market value of the stock on the date the option is granted. At December 31, 1994 there were 1,644,716 shares exercisable under the plans and 2,073,250 shares available for future grants.

       Common stock data for the plans is summarized as follows:

    Shares                                                                Number*           Price Per Share*
    --------------------------------------------------------------------------------------------------------

    Outstanding at December 31, 1991                                    2,447,140              $ 8.33--27.69
    Granted                                                               782,600               25.72--25.72
    Exercised                                                            (298,956)               8.33--25.54
    Expired or canceled                                                   (87,438)              17.69--25.72
    --------------------------------------------------------------------------------------------------------
    Outstanding at December 31, 1992                                    2,843,346                8.33--27.69
    Granted                                                               892,305               31.88--36.81
    Exercised                                                            (656,174)               8.33--36.81
    Expired or canceled                                                  (208,875)              19.94--31.88
    --------------------------------------------------------------------------------------------------------
    Outstanding at December 31, 1993                                    2,870,602               10.99--34.38
    Granted                                                             1,155,792               33.19--38.06
    Exercised                                                            (215,562)              10.99--31.88
    Expired or canceled                                                  (113,074)              11.14--33.38
    --------------------------------------------------------------------------------------------------------

    Outstanding at December 31, 1994                                    3,697,758              $15.06--38.06
    ========================================================================================================


    *1992 and prior amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend effective October 15, 1993.

Household International, Inc. and Subsidiaries

14. EMPLOYEE BENEFIT PLANS

    The company has several defined benefit pension plans covering substantially all of its employees. Plan benefits are based primarily on years of service. Plan assets primarily consist of common and preferred stocks including those of foreign issuers and corporate and government obligations. At December 31, 1994 plan assets included an investment in the company's common stock of $46.7 million.

        Pension income for defined benefit plans, primarily due to the overfunded status of the domestic plan, included the following components:

    In millions.
    Year ended December 31                                                 1994         1993        1992
    ----------------------------------------------------------------------------------------------------
    Service cost--benefits earned during the period                      $(19.0)      $(15.9)     $(15.5)
    Interest cost on projected benefit obligation                         (30.5)       (29.6)      (29.8)
    Actual return on assets                                                 3.9         93.4        41.1
    Net amortization and deferral                                          66.6        (24.5)       29.9
    ----------------------------------------------------------------------------------------------------
    Pension income                                                       $ 21.0       $ 23.4      $ 25.7
    ====================================================================================================



    The funded status of defined benefit pension plans was as follows:

    In millions.
    At December 31                                                        1994         1993
    ----------------------------------------------------------------------------------------
    Actuarial present value of:
      Vested benefits obligation                                         $320.7       $344.5
      Nonvested benefits obligation                                        40.0         45.4
    ----------------------------------------------------------------------------------------
    Accumulated benefit obligation                                        360.7        389.9
    Effects of anticipated future compensation levels                      30.4         28.4
    ----------------------------------------------------------------------------------------
    Projected benefit obligation                                          391.1        418.3
    Plan assets at fair value                                             602.8        641.0
    ----------------------------------------------------------------------------------------
    Plan assets in excess of projected benefit obligation                $211.7       $222.7
    ========================================================================================


    The projected benefit obligation of the foreign benefit plans totaled $40.2 and $46.3 million at December 31, 1994 and 1993, respectively. Plan assets in excess of projected benefit obligation for these plans totaled $12.4 and $10.1 million at December 31, 1994 and 1993, respectively.

        The 1994 and 1993 projected benefit obligations for the domestic defined benefit plan were determined using an assumed weighted average discount rate of 8.25 and 7.25 percent, respectively; an assumed compensation increase of 4.75 and 3.75 percent, respectively; and an assumed weighted average long-term rate of return on plan assets of 10.0 and 9.5 percent, respectively.

        At December 31 the excess of plan assets over the projected benefit obligation included the following components:

    In millions.                                                           1994         1993
    ----------------------------------------------------------------------------------------
    Unamortized prior service cost                                       $(4 .0)       $(5.1)
    Net unrecognized loss from past experience different from assumed
       and effects of changes in assumptions                             (89 .9)       (60.0)
    Unamortized assets                                                     55.1         60.1
    Prepaid pension cost                                                 250 .5        227.7
    ----------------------------------------------------------------------------------------
    Plan assets in excess of projected benefit obligation                $211.7       $222.7
    ========================================================================================


    The straight line method of amortization is used for prior service costs and unrecognized gains and losses.

        The company also sponsors a defined contribution plan where each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. For 1994, 1993 and 1992 these costs totaled $16.5, $15.8 and $14.7 million, respectively.

        The company has several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. The plans are funded on a pay-as-you-go basis and cover substantially all employees who meet certain age and vested service requirements. The company has instituted dollar limits on its payments under the plans to control the cost of future medical benefits.

        Effective January 1, 1993 the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS No. 106"). FAS No. 106 requires the recognition of the expected postretirement costs on an accrual basis, similar to pension accounting. The expected cost of postretirement benefits is required to be recognized over the employees' years of service with the company instead of the period in which the benefits are paid. The company is recognizing the transition obligation, which represents the unfunded and unrecognized accumulated postretirement benefit obligation at that date over 20 years.

    At December 31 the net postretirement benefit cost included the following:

    In millions.                                                                         1994         1993
    ------------------------------------------------------------------------------------------------------
    Service cost-benefits earned during the period                                    $ (2.8)       $ (2.5)
    Interest cost on accumulated postretirement benefit obligation                     (11.4)        (11.1)
    Net amortization and deferral                                                       (6.5)         (6.5)
    ------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit cost                                          $(20.7)       $(20.1)
    ======================================================================================================

    Through 1992, it had been the company's policy to charge the cost of retiree health care and life insurance benefits to expense when benefits were paid. The cost of these plans totaled $2.9 million in 1992. The cost of plans which cover retirees and eligible dependents outside of the United States is not significant to the company.

        The actuarial and recorded liabilities for postretirement benefit plans, none of which have been funded, were:

    In millions.
    At December 31                                                                      1994          1993
    ------------------------------------------------------------------------------------------------------
    Actuarial present value of postretirement benefit obligation for:
       Retirees                                                                       $ 85.5        $119.8
       Fully eligible active participants                                               11.6           9.3
       Other active participants                                                        26.6          23.4
    ------------------------------------------------------------------------------------------------------
    Accumulated postretirement benefit obligation                                      123.7         152.5
    Net unrecognized gain (loss) from past experience different from assumed
       and effects of changes in assumptions                                            26.2         (14.4)
    Unamortized liability                                                             (117.1)       (123.6)
    ------------------------------------------------------------------------------------------------------
    Accrued postretirement benefit obligation                                        $  32.8        $ 14.5
    ======================================================================================================

    In 1994 the company established a special purpose corporation to hold certain investments designated as available to satisfy its postretirement benefit obligations. These assets, with a carrying value of $63 million at December 31, 1994, remain general assets of the company and have not been used to reduce the accumulated postretirement benefit obligation described above.

        The December 31, 1994 and 1993 accumulated postretirement benefit obligation was determined using an assumed weighted average discount rate of
    8.5 and 7.5 percent, respectively, and an assumed annual compensation increase of 4.75 and 3.75 percent, respectively. A 14.2 and 15.0 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 1995 and 1994, respectively. This rate of increase is assumed to decline by 1 percentage point in each year after 1995.

        The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percent would have increased both the 1994 and 1993 net periodic postretirement benefit cost by $1.0 million and the accumulated postretirement benefit obligation at December 31, 1994 and 1993 by $8.5 and $12.3 million, respectively.

        Household International. Inc, and Subsidiaries


15. INCOME TAXES

        Total income taxes were allocated as follows:
        In millions.
        Year ended December 31                                                       1994              1993             1992
        ---------------------------------------------------------------------------------------------------------------------
        Provision for income taxes related to operations                           $160.7            $152.0           $ 87.1
        Income taxes related to adjustments included
          in common shareholders' equity:
            Unrealized gain (loss) on investments, net                              (79.6)             22.1               .5
            Foreign currency translation adjustments                                 (4.7)              1.1            (12.2)
            Exercise of stock options                                                 (.9)             (2.4)            (1.1)
        ---------------------------------------------------------------------------------------------------------------------
        Total                                                                      $ 75.5            $172.8            $74.3
        =====================================================================================================================
        Provisions for income taxes related to operations were:

        In millions.
        Year ended December 31                                                       1994              1993             1992
        ---------------------------------------------------------------------------------------------------------------------
        CURRENT
        United States                                                              $155.8            $170.5           $ 82.9
        Foreign                                                                       6.1             (12.2)           (36.1)
        ---------------------------------------------------------------------------------------------------------------------
        Total current                                                               161.9             158.3             46.8
        ---------------------------------------------------------------------------------------------------------------------
        DEFERRED
        United States                                                                 8.3               6.7             26.5
        Foreign                                                                      (9.5)            (13.0)            13.8
        ---------------------------------------------------------------------------------------------------------------------
        Total deferred                                                               (1.2)             (6.3)            40.3
        ---------------------------------------------------------------------------------------------------------------------
        Total income taxes                                                         $160.7            $152.0           $ 87.1
        =====================================================================================================================

        The significant components of deferred income tax provisions attributable to income from operations were:

        In millions.
        Year ended December 31                                                      1994              1993             1992
        ---------------------------------------------------------------------------------------------------------------------
        Deferred income tax provision (exclusive of the
          effects of other components listed below)                                $ 13.8            $ (2.0)          $ 17.8
        Adjustment of deferred tax assets and liabilities
         for enacted changes in tax rates                                              --               4.9               --
        Adjustment of valuation allowance                                           (20.3)              4.8              2.1
        Change in operating loss carryforwards                                        5.3             (14.0)            20.4
        ---------------------------------------------------------------------------------------------------------------------
        Deferred income tax provision                                              $ (1.2)           $ (6.3)          $ 40.3
        =====================================================================================================================

        Income (loss) before income taxes from foreign operations was $21.7, $(19.7) and $(72.4) million in 1994, 1993 and 1992, respectively.  Effective tax rates are analyzed as follows:

        Year ended December 31                                                       1994              1993             1992
        ---------------------------------------------------------------------------------------------------------------------
        Statutory federal income tax rate                                            35.0%             35.0%            34.0%
        Increase (decrease) in rate resulting from:
        Amortization of intangible assets                                             2.2                .1              3.2
        State and local taxes, net of federal benefit                                 1.1               2.2              1.4
        Nondeductible dividends on term preferred stocks                               .6               1.0              2.6
        Leveraged lease tax benefits                                                 (2.9)             (3.1)            (3.6)
        Foreign loss carryforwards                                                   (2.3)             (2.4)             3.0
        Sale of foreign subsidiary                                                   (1.7)               --               --
        Noncurrent tax requirement                                                   (1.4)               .5             (2.0)
        Dividends received deduction applicable to term preferred stocks             (1.0)             (1.4)            (2.6)
        Impact of purchase accounting                                                  --                --             (4.5)
        Other                                                                          .8               1.8              (.2)
        ---------------------------------------------------------------------------------------------------------------------
          Effective tax rate                                                         30.4%             33.7%            31.3%
        =====================================================================================================================

    In accordance with the company's accounting policy, provisions for U.S. income taxes had not been made at December 31, 1994 on $139.8 million of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. The company's U. S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million, and its U.S. life insurance subsidiary has a policyholders' surplus account balance of $85.9 million. Because these amounts would become taxable only in the event of certain circumstances which the company does not expect to occur within the foreseeable future, no deferred tax liabilities have been established for these items. The amount of deferred tax liability not recognized totaled $50.8 million at December 31, 1994. At December 31, 1994 the company had net operating loss carryforwards for tax purposes of $135.4 million, of which $4.8 million expire in 1999; $26.7 million expire in 2000; $10.5 million expire in 2001; $28.2 million expire in 2007; $26.7 million expire in 2008; $21.2 million expire in 2009; and $17.3 million have no expiration date. The realization of these carryforwards will reduce future income tax payments. The company also had foreign tax credit carryforwards of $6.3 million, of which $1.0 million expire in 1997 and $5.3 million expire in 1998, and alternative minimum tax credit carryovers of $5.5 million which have no expiration date.

    Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

    In millions.
    At December 31                                                               1994              1993
    ---------------------------------------------------------------------------------------------------
        DEFERRED TAX LIABILITIES
        Leveraged lease transactions, net                                      $395.8            $400.9
        Insurance policy acquisition costs                                      126.9             132.1
        Receivables sold                                                        108.3              67.2
        Pension plan assets                                                      92.8              84.9
        Deferred loan origination costs                                          56.4              47.6
        Other                                                                    98.4              83.2
    ---------------------------------------------------------------------------------------------------
        Total deferred tax liabilities                                          878.6             815.9
    ---------------------------------------------------------------------------------------------------
        DEFERRED TAX ASSETS
        Credit loss reserves                                                    325.9             272.7
        Insurance reserves                                                      164.1             144.5
        Unused tax benefit carryforwards                                         58.9              73.4
        Market value adjustments                                                 37.5                --
        Other                                                                   125.4             110.2
    ---------------------------------------------------------------------------------------------------
        Total deferred tax assets                                               711.8             600.8
        Valuation allowance                                                     (44.8)            (65.1)
    ---------------------------------------------------------------------------------------------------
        Total deferred tax assets, net of valuation allowance                   667.0             535.7
    ---------------------------------------------------------------------------------------------------
        Net deferred tax liability at end of year                              $211.6            $280.2
    ===================================================================================================

Household International, Inc. and Subsidiaries

16. EARNINGS PER COMMON SHARE

                                                              1994               1993               1992
                                                 -----------------   ----------------  -----------------
                                                             Fully              Fully              Fully
    In millions, except per share data.          Primary   Diluted   Primary  Diluted  Primary   Diluted
    ----------------------------------------------------------------------------------------------------
    EARNINGS
    Net income                                    $367.6    $367.6    $298.7   $298.7   $190.9    $190.9
    Preferred dividends                            (28.5)    (27.6)    (31.1)   (28.2)   (30.4)    (25.3)
    ----------------------------------------------------------------------------------------------------
    Net income available to common shareholders   $339.1    $340.0    $267.6   $270.5   $160.5    $165.6
    =====================================================================================================
    AVERAGE SHARES*
    Common                                          95.5      95.5      91.2     91.2     81.2      81.2
    Common equivalents                                .8       1.7        .8      3.6       .4       4.8
    ----------------------------------------------------------------------------------------------------
    Total                                           96.3      97.2      92.0     94.8     81.6      86.0
    =====================================================================================================
    Earnings per common share*                    $ 3.52    $ 3.50    $ 2.91   $ 2.85   $ 1.97    $ 1.93
    =====================================================================================================

    * 1992 amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend effective October 15, 1993.

    Common share equivalents assume exercise of stock options, if dilutive. Fully diluted earnings per share computations also assume conversion of dilutive convertible preferred stock into common equivalents. Preferred stock is considered dilutive if its dividend rate per common share assuming conversion is less than primary earnings per share.

17. COMMITMENTS AND CONTINGENT LIABILITIES

    In the ordinary course of business there are various legal proceedings pending against the company. Management believes the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the consolidated financial position of the company. See Note 7 for a discussion regarding commitments and contingent liabilities related to off-balance sheet financial instruments. See Note 12 for discussion of lease commitments.

MANAGEMENT'S REPORT


To the Shareholders of Household International, Inc.

        Household International is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements, presented on pages 40 to 66, have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The company also prepared other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

        The financial statements have been audited by an independent accounting firm, Arthur Andersen LLP, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the board. The company believes that representations made to the independent auditors during their audit were valid and appropriate. Arthur Andersen LLP's audit report is presented below.

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

        Household International periodically assesses its internal controls for adequacy. Based upon these assessments, Household International believes that, in all material respects, its internal controls relating to preparation of financial statements as of December 31, 1994 functioned effectively during the year ended December 31, 1994.

    Donald C. Clark
    Chairman of the Board

    William F. Aldinger
    President and
    Chief Executive Officer

    David A. Schoenholz
    Senior Vice President--
    Chief Financial Officer


    February 3, 1995

INDEPENDENT AUDITORS' REPORT


To the Shareholders of Household International, Inc.

    We have audited the accompanying balance sheets of Household
    International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Household International, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.



                                                           Arthur Andersen LLP

Chicago, Illinois
February 3, 1995

NET INTEREST MARGIN--1994 COMPARED TO 1993 (OWNED BASIS)



                                                                                   Finance and                 Increase/(Decrease)
    Household International, Inc.                                              Interest Income/                            Due to:
    and Subsidiaries                 Average Outstanding(2)    Average Rate   Interest Expense  ----------------------------------
    All dollar amounts are stated    ----------------------  --------------   ----------------                  Volume        Rate
    in millions.                          1994        1993    1994   1993       1994      1993  Variance   Variance(3)  Variance(3)
    -------------------------------------------------------------------------------------------------------------------------------
    Receivables:
            First mortgage           $ 3,249.0   $ 4,037.7     7.7%   8.5%  $  250.3  $  343.5   $(93.2)   $(62.8)         $(30.4)
            Home equity                3,109.2     3,177.0    11.8   10.6      365.7     336.6     29.1      (7.3)           36.4
            Other secured                838.4       824.6     7.9   10.0       66.5      82.3    (15.8)      1.4           (17.2)
            Bankcard                   4,437.7     4,200.1    13.3   13.1      590.1     549.0     41.1      31.5             9.6
            Merchant participation     2,803.7     2,244.3    15.2   16.6      425.8     372.8     53.0      87.0           (34.0)
            Other unsecured            4,788.2     4,022.4    17.2   17.8      821.6     716.5    105.1     132.1           (27.0)
            Equipment financing
                  and other
                  commercial           1,785.0     2,237.5     6.9    7.2      122.3     160.7    (38.4)    (31.3)          (7.1)
    =============================================================================================================================
    Total receivables                $21,011.2   $20,743.6    12.6%  12.3%  $2,642.3  $2,561.4   $ 80.9    $ 33.2         $ 47.7
    Noninsurance investments           2,424.4     2,129.2     5.4    6.1      131.9     129.3      2.6      16.9          (14.3)
    =============================================================================================================================
    Total interest-earning assets
            (excluding insurance
            investments)             $23,435.6   $22,872.8    11.8%  11.8%  $2,774.2  $2,690.7   $ 83.5    $ 66.5         $ 17.0
    Insurance investments              6,793.5     6,084.0
    Other assets                       3,862.3     3,783.1
    -------------------------------------------------------------------------------------------------------------------------------
    Total Assets                     $34,091.4   $32,739.9
    ===============================================================================================================================
    Debt:
            Commercial paper         $ 4,316.4   $ 3,826.9     4.4%   3.7%  $  191.2  $  142.5   $ 48.7    $ 19.6         $ 29.1
            Bank and other
               borrowings              1,321.1     1,978.8     7.6    5.5      101.0     108.6     (7.6)    (42.6)          35.0
            Deposits                   7,668.1     7,735.0     4.1    4.2      312.1     321.2     (9.1)     (2.8)          (6.3)
            Senior and senior
              subordinated debt
              (with original
              maturities
              over one year)          10,206.6     9,493.5     6.3    6.1      638.4     577.2     61.2      41.8          19.4
    ==============================================================================================================================
    Total debt                       $23,512.2   $23,034.2     5.3%   5.0%  $1,242.7  $1,149.5   $ 93.2     $24.3        $ 68.9
    Insurance policy and
       claim reserves                  6,409.1     5,684.8
    Other liabilities                  1,724.4     1,810.0
    -------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                 31,645.7    30,529.0
    Preferred stock                      330.7       330.7
    Common shareholders' equity        2,115.0     1,880.2
    -------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND
      SHAREHOLDERS' EQUITY           $34,091.4   $32,739.9
    ===============================================================================================================================
    NET INTEREST MARGIN--OWNED
      BASIS(1)                                                              $1,531.5  $1,541.2   $(9.7)     $42.2        $(51.9)
    ===============================================================================================================================
    INTEREST SPREAD--OWNED
      BASIS(4),(5)                                             6.5%   6.7%
    ===============================================================================================================================


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


  ------------------------------------------------------------------------------
  NET INTEREST MARGIN--1994 COMPARED TO 1993 AND 1992 (MANAGED BASIS)

                                                                                                           Finance and Interest
                                                       Average Outstanding            Average Rate      Income/Interest Expense
                                         ---------------------------------    --------------------  ---------------------------
                                               1994        1993       1992      1994   1993  1992      1994      1993      1992
    ---------------------------------------------------------------------------------------------------------------------------
    Total receivables                     $31,211.9    $29,002.0 $26,722.0     12.5%  12.3% 13.1%  $3,897.2  $3,563.3  $3,505.0
    Noninsurance investments                2,424.4      2,106.1   2,089.0      5.4    6.1   7.3      131.9     129.3     152.8
    ---------------------------------------------------------------------------------------------------------------------------
    Total interest-earning
          assets (excluding
          insurance investments)           33,636.3     31,108.1  28,811.0     12.0   11.9  12.7    4,029.1   3,692.6   3,657.8
    ---------------------------------------------------------------------------------------------------------------------------
    Total debt                            $33,613.4    $30,613.7 $28,657.5      5.3%   5.0%  6.3%  $1,769.3  $1,531.3  $1,792.4
    ---------------------------------------------------------------------------------------------------------------------------
    Net interest margin--managed basis                                                             $2,259.8  $2,161.3  $1,865.4
   ============================================================================================================================
    Interest spread--managed basis(4)                                           6.7%   6.9%  6.5%
   ============================================================================================================================

NET INTEREST MARGIN--1993 COMPARED TO 1992 (OWNED BASIS)


                                                                         Finance and                           Increase/(Decrease)
Household International, Inc.            Average                    Interest Income/                                       Due to:
  and Subsidiaries                Outstanding(2)    Average Rate    Interest Expense  --------------------------------------------
All dollar amounts are        ------------------    ------------    ----------------               Volume         Rate
  stated in millions           1993     1992     1993   1992      1993      1992    Variance  Variance(3)  Variance(3)
 ---------------------------------------------------------------------------------------------------------------------------------
 Receivables:
 First mortgage            $ 4,037.7 $ 4,750.7     8.5%    9.6% $  343.5  $  457.5    $(114.0)      $(64.1)     $ (49.9)
 Home equity                 3,177.0   3,584.9    10.6    11.6     336.6     415.1      (78.5)       (44.9)       (33.6)
 Other secured                 824.6     876.0    10.0    11.1      82.3      97.4      (15.1)        (5.5)        (9.6)
 Bankcard                    4,200.1   1,835.7    13.1    15.2     549.0     279.2      269.8        314.1        (44.3)
 Merchant participation      2,244.3   2,261.1    16.6    17.4     372.8     394.2      (21.4)        (2.9)       (18.5)
 Other unsecured             4,022.4   3,897.0    17.8    18.7     716.5     729.8      (13.3)        23.0        (36.3)
 Equipment financing
    and other
    commercial               2,237.5   2,690.3     7.2     7.9     160.7     211.2      (50.5)       (34.9)       (15.6)
 ===================================================================================================================================
 Total receivables         $20,743.6 $19,895.7    12.3%   13.0% $2,561.4  $2,584.4     $(23.0)      $107.6      $(130.6)
 Noninsurance
    investments              2,129.2   2,124.8     6.1     7.2     129.3     152.8      (23.5)          .3        (23.8)
 ===================================================================================================================================
 Total interest-earning
    assets (excluding
    insurance
    investments)           $22,872.8 $22,020.5    11.8%   12.4% $2,690.7  $2,737.2     $(46.5)      $103.5      $(150.0)
 Insurance investments       6,084.0   5,546.3
 Other assets                3,783.1   3,190.9
 -----------------------------------------------------------------------------------------------------------------------------------
 TOTAL ASSETS              $32,739.9 $30,757.7
 ===================================================================================================================================
 Debt:
   Commercial paper        $ 3,826.9 $ 3,721.7     3.7%    4.1% $  142.5  $  152.3     $ (9.8)      $  4.2      $ (14.0)
   Bank and other
     borrowings              1,978.8   1,377.7     5.5     8.1     108.6     110.9       (2.3)        39.5        (41.8)
   Deposits                  7,735.0   7,986.9     4.2     5.8     321.2     462.9     (141.7)       (14.2)      (127.5)
   Senior and senior
     subordinated debt
     (with original
      maturities over
      one year)             9,493.5   9,431.5      6.1     7.4     577.2     694.1     (116.9)         4.6       (121.5)
 ===================================================================================================================================
 Total debt               $23,034.2 $22,517.8      5.0%    6.3% $1,149.5  $1,420.2    $(270.7)      $ 31.9     $ (302.6)
 Insurance policy and
   claim reserves           5,684.8   5,140.8
 Other liabilities          1,810.0   1,225.5
 -----------------------------------------------------------------------------------------------------------------------------------
 Total liabilities         30,529.0  28,884.1
 Preferred stock              330.7     304.7
 Common shareholders'
   equity                   1,880.2   1,568.9
 -----------------------------------------------------------------------------------------------------------------------------------
 TOTAL LIABILITIES
   AND SHAREHOLDERS'
   EQUITY                 $32,739.9 $30,757.7
 ===================================================================================================================================
 NET INTEREST MARGIN--
    OWNED BASIS(1)                                              $1,541.2  $1,317.0     $224.2        $71.6       $152.6
 ===================================================================================================================================
 INTEREST SPREAD--OWNED BASIS(4),(5)               6.7%    6.0%
 ===================================================================================================================================

  (2) Nonaccrual loans are included in average outstanding balances.
  (3) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance. For total receivables, total interest-earning assets and total debt, the rate and volume variances are calculated based on the relative weighting of the individual components comprising these totals. These totals do not represent an arithmetic sum of the individual components.
  (4) As a percent of average interest-earning assets.
  (5) The net interest margin analysis includes the following for foreign businesses:

                                                1994       1993         1992
------------------------------------------------------------------------------
  Average interest-earning assets            $4,044.8    $3,650.4    $4,079.5
  Average interest-bearing liabilities        3,905.7     3,600.7     3,742.9
  Net interest margin                           261.0       255.1       293.0
  Interest spread                                 6.5%        7.0%        7.2%
------------------------------------------------------------------------------

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



     Household International, Inc. and Subsidiaries                   1994--THREE MONTHS ENDED              1993--Three Months Ended
     All dollar amounts except per share data are                 ----------------------------      --------------------------------
     stated in millions.                                        Dec.   Sept.    June   March      Dec.     Sept.    June     March
     -------------------------------------------------------------------------------------------------------------------------------
     Finance Income                                              $696.7  $677.6  $651.9  $616.1    $628.5   $650.4   $646.4   $636.1
     Interest income from noninsurance investment securities       41.2    29.8    29.2    31.7      27.5     33.8     36.1     31.9
     Interest expense                                             364.1   327.0   294.2   257.4     271.3    279.8    285.9    312.5
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest margin                                          373.8   380.4   386.9   390.4     384.7    404.4    396.6    355.5
     Provision for credit losses on owned receivables             104.6   173.3   154.8   174.1     174.7    204.1    183.2    173.8
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest margin after provision for credit losses        269.2   207.1   232.1   216.3     210.0    200.3    213.4    181.7
     -------------------------------------------------------------------------------------------------------------------------------
     Securitization and servicing fee income                      213.0   183.8   166.1   171.0     158.7    109.8     94.4     97.1
     Insurance premiums and contract revenues                      85.9    36.1    79.4    80.6      72.3     78.6     66.3     71.1
     Investment income                                            126.3   128.7   120.9   138.5     132.3    167.8    135.6    138.3
     Fee income                                                    56.6    65.1    66.0    62.8      72.8     80.3     70.7     68.8
     Other income                                                 (19.9)   21.6    18.7    27.9      50.4     35.3     30.6     32.6
     -------------------------------------------------------------------------------------------------------------------------------
     Total other revenues                                         461.9   435.3   451.1   480.8     486.5    471.8    397.6    407.9
     -------------------------------------------------------------------------------------------------------------------------------
     Salaries and fringe benefits                                 159.6   165.3   167.4   164.3     164.6    151.4    149.8    149.6
     Other operating expenses                                     304.8   254.7   261.9   283.1     256.4    264.9    226.2    216.5
     Policyholders' benefits                                      120.5    84.7   129.1   130.1     133.7    139.5    133.3    132.6
     -------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                     584.9   504.7   558.4   577.5     554.7    555.8    509.3    498.7
     -------------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                   146.2   137.7   124.8   119.6     141.8    116.3    101.7     90.9
     Income taxes                                                  35.2    43.2    40.3    42.0      48.8     40.8     32.1     30.3
     -------------------------------------------------------------------------------------------------------------------------------
     Net income                                                  $111.0  $ 94.5  $ 84.5  $ 77.6    $ 93.0   $ 75.5   $ 69.6   $ 60.6
     ===============================================================================================================================
     Earnings per common share:
     Primary                                                     $ 1.07  $  .90  $  .81  $  .74    $  .90   $  .72   $  .67   $  .62
     -------------------------------------------------------------------------------------------------------------------------------
     Fully diluted                                                 1.07     .90     .80     .73       .89      .71      .65      .60
     -------------------------------------------------------------------------------------------------------------------------------
     SEGMENT NET INCOME
     Finance and Banking                                         $ 99.6  $ 77.1  $ 73.9  $ 65.9    $ 82.8   $ 62.0   $ 59.8   $ 48.9
     Individual Life Insurance                                     11.4    17.4    10.6    11.7      10.2     13.5      9.8     11.7
     -------------------------------------------------------------------------------------------------------------------------------
     Net income                                                  $111.0  $ 94.5  $ 84.5  $ 77.6    $ 93.0   $ 75.5   $ 69.6   $ 60.6
     ===============================================================================================================================

    FOURTH QUARTER RESULTS Net income for the 1994 fourth quarter was $111.0 million, up 17 percent from the third quarter and up 19 percent from the prior year fourth quarter. The company recorded a $14 million after-tax loss on the sale of its Australian subsidiary and incurred expenses of $14 million after tax to restructure and streamline various operations. These items were substantially offset by the effect of lower loss provision due to improved credit quality and higher securitization income from the sale of private-label credit card receivables. Fourth quarter net income also benefited from continued strong growth in the domestic consumer finance and private-label credit card operations. The increase in the company's net income over the prior year quarter was attributable to increased earnings in its credit card, domestic consumer finance and United Kingdom businesses as well as lower losses in Canada, offset by lower earnings in the mortgage banking operation.

        Net interest margin declined slightly in the quarter primarily due to higher funding costs. The provision for credit losses on owned receivables declined by 40 percent compared to the third quarter of 1994 and the fourth quarter of 1993. This provision is affected by the significance of securitizations and sales of receivables in a particular period, as the provision related to securitized receivables is transferred to securitization and servicing fee income. The company securitized and sold approximately $2.3 billion of receivables in the fourth quarter compared to $1.0 billion in the third quarter. The fourth quarter provision also benefited from improved credit quality, sharp reductions in commercial receivables, and overall strong performance of the consumer and commercial portfolios.


        Securitization and servicing fee income rose 16 and 34 percent from the 1994 third quarter and 1993 fourth quarter amounts, respectively, due to higher amounts of receivables sold and serviced with limited recourse outstanding, gains associated with the securitization and sale of receivables in the quarter and increased fee income on securitized GM Card receivables. Insurance premiums and contract revenues were up in the quarter due to the sale of a line of life insurance in the third quarter which reduced these revenues and related policyholders benefits by $47.8 million during that period. The lower amount of fee income in the fourth quarter primarily related to the reclassification of fee income associated with GM Card receivables to securitization and servicing fee income when these assets were securitized and sold. Other income decreased compared to the previous quarter due to the loss on the sale of the Australian subsidiary, and was down compared to the prior year fourth quarter due to prepayment fees on commercial assets and income on the company's 25 percent equity investment in a commercial joint venture recorded in the prior year quarter.

        Other expenses were up compared to the third quarter primarily due to the restructuring charges incurred in the fourth quarter. The company's efficiency ratio was 64.9 percent in the 1994 fourth quarter, up from 57.5 percent in the third quarter and 57.1 percent from the 1993 fourth quarter. Excluding the non-recurring restructuring charges and the loss on sale of the Australian operation, the efficiency ratio was 58.5 percent for the quarter. The effective tax rate in the 1994 fourth quarter was 24.1 percent, down from 31.4 percent in the third quarter due to tax benefits associated with the sale of the Australian subsidiary.





70