Form 10-K, Exhibit 13
period 1995-12-31
HOUSEHOLD INTERNATIONAL INC
filed 1996-03-28
CIK 354964

                                                                      EXHIBIT 13


FINANCIAL HIGHLIGHTS

     Household International, Inc. and Subsidiaries                                            Percent
     In millions, except per share data and ratios.                   1995       1994           Change
------------------------------------------------------------------------------------------------------
NET INCOME                                                            $   453.2  $   367.6          23%
------------------------------------------------------------------------------------------------------
PER COMMON SHARE
     Net income:
       Primary                                                        $    4.31  $    3.52          22%
       Fully diluted                                                       4.30       3.50          23
     Dividends declared                                                    1.31       1.23           7
     Book value(1)                                                        27.70      22.78          22
------------------------------------------------------------------------------------------------------
KEY PERFORMANCE RATIOS
     Return on average owned assets                                        1.34%      1.08%         24%
     Return on average common shareholders' equity(1)                      17.4       16.0           9
     Total shareholders' equity as a percent of owned assets(1)           10.17       7.35          38
     Total shareholders' equity as a percent of managed assets(1)          6.74       5.39          25
     Efficiency ratio, normalized(2)                                       53.9       59.2          (9)
------------------------------------------------------------------------------------------------------
AT DECEMBER 31
     Total assets(3)                                                  $29,218.8  $34,338.4         (15)%
     Investment securities(3)                                         $ 4,639.5  $ 9,004.5         (48)
------------------------------------------------------------------------------------------------------
     Receivables
       Owned                                                          $21,732.1  $20,555.6           6%
       Serviced with limited recourse                                  14,884.6   12,495.1          19
------------------------------------------------------------------------------------------------------
     Managed receivables(4)                                           $36,616.7  $33,050.7          11%
======================================================================================================
     Deposits(5)                                                      $ 4,708.8  $ 8,439.0        (44)%
     Total other debt                                                  17,887.3   14,646.2         22
     Company obligated mandatorily redeemable preferred
       securities of subsidiary trust                                      75.0          -        100
     Convertible preferred stock                                              -        2.6       (100)
     Preferred stock                                                      205.0      320.0        (36)
     Common shareholders' equity(1)                                   $ 2,690.9  $ 2,200.4         22
     Number of common shares outstanding:
       Primary                                                             99.1       97.4          2
       Fully diluted                                                       99.1       97.5          2
     Average common and common equivalent shares:
       Primary                                                             99.0       96.3          3
       Fully diluted                                                       99.3       97.2          2
------------------------------------------------------------------------------------------------------

(1) Effective December 31, 1993 the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in
    Debt and Equity Securities" ("FAS No. 115") and has included unrealized holding gains and losses on available-for-sale investments as a net amount in a separate component of common shareholders' equity, net of income taxes. In 1994, for certain investments of the life insurance operation, unrealized holding gains and losses were recorded net of related unrealized deferred insurance policy acquisition cost adjustments. Before the impact of the market value adjustment at December 31, 1995 and 1994, book value per common share was $26.72 and $23.85, respectively; common shareholders' equity was $2,596.6 and $2,304.0 million, respectively; total shareholders' equity as a percent of owned assets was 9.85 and 7.64 percent, respectively; total shareholders' equity as a percent of managed assets was 6.52 and 5.61 percent, respectively; and the return on average common shareholders' equity was 17.3 and 15.7 percent, respectively.
(2) Ratio of operating expenses to net interest margin and other revenues less policyholders' benefits. The normalized efficiency ratio excludes certain nonrecurring items. Including these nonrecurring items, the efficiency ratio was 51.3 and 60.8 percent for 1995 and 1994, respectively.
(3) In the fourth quarter of 1995 the company sold the individual life and annuity product lines of the life insurance business, including approximately $5.7 billion of investment securities.
(4) Excludes reserves, accrued finance charges, and amounts due and deferred from sales of receivables.
(5) During 1995 the company sold its domestic consumer banking operations outside of Illinois, including $3.4 billion in deposits. The company's Canadian subsidiary also sold $725 million in deposits in 1995.

OUR PRINCIPAL BUSINESSES

                                                                                                                   Distribution
                As of December 31, 1995                         Products                                           Channels
----------------------------------------------------------------------------------------------------------------------------------
CONSUMER        HFC
FINANCE         $12.0 billion in receivables owned or           Home equity and unsecured lines of credit,         Branch network,
                serviced                                        secured and unsecured closed-end loans,            direct mail,
                483 branch offices, 2 processing centers        Ever Yours(TM) home equity loans for seniors,      wholesale,
                1.2 million active customer accounts            Household Life insurance products, purchased       telemarketing
                40 states                                       portfolio servicing through Household
                                                                Financial Services, HFC's wholesale business
                -------------------------------------------------------------------------------------------------------------------
                CANADA
                $712 million in managed receivables             Home equity and unsecured lines of credit,         Branch network,
                44 branch offices, 1 processing center          secured and unsecured closed-end loans,            direct mail,
                567,000 customer accounts                       private-label credit cards, Household Life         telemarketing
                10 provinces in Canada                          insurance products
----------------------------------------------------------------------------------------------------------------------------------
VISA/           HOUSEHOLD CREDIT SERVICES
MASTERCARDS     $13.0 billion in managed receivables            Standard, gold and corporate VISA and              Direct mail,
                3 processing centers                            MasterCard credit cards, corporate and             telemarketing,
                13.1 million customer accounts                  small business credit cards, The GM Card,          take-one
                50 states                                       The Ameritech Complete Card, The Pacific           applications,
                                                                Bell Savings VISA Card, The US West VISA           event marketing
                                                                and MasterCard, The Charles Schwab
                                                                VISA Card, Household Bank VISA and
                                                                MasterCards, revolving lines of credit,
                                                                Household Life insurance products
----------------------------------------------------------------------------------------------------------------------------------
PRIVATE-LABEL   HOUSEHOLD RETAIL SERVICES
CARDS           $3.9 billion in managed receivables             Private-label credit cards for national-scale      Dealer networks
                2 processing centers                            merchants and manufacturers, closed-end            and retail
                1.8 million active customer accounts            sales contracts, marketing services,               outlets,
                50 states, Puerto Rico                          Household Life insurance products                  direct mail
----------------------------------------------------------------------------------------------------------------------------------
UNITED          HFC BANK PLC
KINGDOM         $2.2 billion in managed receivables             Secured and unsecured closed-end loans,            Branch network,
                140 branch offices, 2 processing centers        secured and unsecured lines of credit, credit      merchants,
                950,000 customer accounts                       cards including The GM Card from Vauxhall,         direct mail
                England, Scotland, Wales, Northern Ireland      The Sun Card, The Toys R Us Card, the
                                                                Hamilton Direct Bank Card, Hamilton Life
                                                                insurance products
----------------------------------------------------------------------------------------------------------------------------------
CONSUMER        HOUSEHOLD BANK, F.S.B.
BANKING         $3.3 billion in retail deposits                 Checking, savings and money market                 Branch network,
                $3.9 billion in owned receivables               accounts, youth savings accounts, certificates     direct mail,
                53 branches in Illinois, student loans          of deposits, IRAs, real estate secured loans,      telemarketing,
                nationwide                                      unsecured personal loans, student loans,           direct marketing
                680,000 customer accounts                       credit and debit cards, business banking           to universities
                                                                products and services, Household Life
                                                                insurance products
----------------------------------------------------------------------------------------------------------------------------------
CREDIT LIFE     HOUSEHOLD LIFE INSURANCE
INSURANCE       $2.8 billion in managed assets                  Credit life, disability and specialty              Household
                1.3 million customer accounts and 1,335         insurance products                                 business units
                licensed Household employees
                42 states, Canada, the United Kingdom
                (Hamilton Life Insurance)
----------------------------------------------------------------------------------------------------------------------------------
               *HFC Auto Credit, a new business for Household, began operations on October 1, 1995. HFC Auto Credit principally provides used vehicle financing through auto dealerships and HFC and Household Bank branches.

16

FINANCIAL SECTION CONTENTS

        Selected Financial Data & Statistics                                18
        Analysis of Credit Loss Reserves Activity--
          Owned Receivables                                                 19
        Analysis of Credit Loss Reserves Activity--
           Managed Receivables                                              20
        Other Credit Quality Statistics                                     21
        Management's Discussion & Analysis of
          Financial Condition and Results of Operations                     22
        Statements of Income                                                33
        Balance Sheets                                                      34
        Statements of Cash Flows                                            35
        Statements of Changes in Preferred Stock &
          Common Shareholders' Equity                                       36
        Notes to Financial Statements                                       37
        Management's Report                                                 60
        Independent Auditors' Report                                        61
        Net Interest Margin--1995 Compared to 1994
          (Owned Basis)                                                     62
        Net Interest Margin--1994 Compared to 1993
          (Owned Basis)                                                     63
        Net Interest Margin--1995 Compared to 1994 and 1993
          (Managed Basis)                                                   64
        Selected Quarterly Financial Data (Unaudited)                       65
        Common and Preferred Stock Information                              66
        Corporate Information                                               68


SELECTED FINANCIAL DATA AND STATISTICS

  Household International, Inc. and Subsidiaries
  All dollar amounts except per share data are stated in millions.         1995             1994       1993       1992       1991
---------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME DATA--YEAR ENDED DECEMBER 31
  Net interest margin and other revenues                              $ 3,587.3        $ 3,360.6  $ 3,305.0  $ 2,760.4  $ 2,707.0
  Provision for credit losses on owned receivables                        761.3            606.8      735.8      671.5      843.2
  Operating expenses                                                    1,597.8          1,761.1    1,579.4    1,297.0    1,191.8
  Policyholders' benefits                                                 474.5            464.4      539.1      513.9      472.2
  Income taxes                                                            300.5            160.7      152.0       87.1       50.0
---------------------------------------------------------------------------------------------------------------------------------
  Net income                                                          $   453.2        $   367.6  $   298.7  $   190.9     $149.8
=================================================================================================================================
PER SHARE DATA(1)
  Earnings per common share:
   Primary                                                            $    4.31        $    3.52  $    2.91  $    1.97  $    1.57
   Fully diluted                                                           4.30             3.50       2.85       1.93       1.55
  Dividends declared per common share                                      1.31             1.23       1.18       1.15       1.12
  Book value per common share (2,3)                                       27.70            22.78      22.01      18.65      18.38
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA AT DECEMBER 31
  Total assets                                                        $29,218.8        $34,338.4  $32,961.5  $31,128.4  $29,982.3
---------------------------------------------------------------------------------------------------------------------------------
  Receivables:
   Owned                                                              $21,732.1        $20,555.6  $20,530.4  $20,068.3  $19,404.5
   Serviced with limited recourse                                      14,884.6         12,495.1    9,827.8    7,946.3    7,068.8
---------------------------------------------------------------------------------------------------------------------------------
  Managed receivables                                                 $36,616.7        $33,050.7  $30,358.2  $28,014.6  $26,473.3
=================================================================================================================================
  Deposits                                                            $ 4,708.8        $ 8,439.0  $ 7,516.1  $ 8,030.3  $ 7,969.6
  Total other debt                                                     17,887.3         14,646.2   14,755.9   14,267.7   13,936.9
  Company obligated mandatorily redeemable
   preferred securities of subsidiary trust                                75.0              --          --         --         --
  Convertible preferred stock                                               --              2.6        19.3       36.0       54.4
  Preferred stock                                                         205.0           320.0       320.0      300.0      250.0
  Common shareholders' equity (2,3)                                     2,690.9         2,200.4     2,078.3    1,545.6    1,462.1
----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL RATIOS(4)
  Total shareholders' equity as a percent of owned assets (2,3,5)         10.17%           7.34%       7.28%      5.93%      5.71%
  Total dividends to net income                                            34.0            39.9        47.3       65.3       76.8
  Return on average common shareholders' equity (2,3)                      17.4            16.0        14.2       10.7        8.5
  Return on average owned assets                                           1.34            1.08         .91        .62        .49
  Efficiency ratio, normalized(6)                                          53.9            59.2        57.1       57.7       53.3
----------------------------------------------------------------------------------------------------------------------------------

(1) 1992 and 1991 amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend, effective October 15, 1993.
(2) Effective December 31, 1993 the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in
    Debt and Equity Securities" ("FAS No. 115") and has included unrealized holding gains and losses on available-for-sale investments as a net amount in a separate component of common shareholders' equity, net of income taxes. In 1994 and 1993, for certain investments of the life insurance operation, unrealized holding gains and losses were recorded net of related unrealized deferred insurance policy acquisition cost adjustments. Before the impact of the market value adjustment at December 31, 1995, 1994 and 1993, book value per common share was $26.72, $23.85 and $21.58, respectively; common shareholders' equity was $2,596.6, $2,304.0 and $2,037.8 million, respectively; and total shareholders' equity as a percent of owned assets was 9.85, 7.64 and 7.15 percent, respectively. The 1995 and 1994 return on average common shareholders' equity was 17.3 and 15.7 percent, respectively, before the market value adjustment. The 1993 return on average common shareholders' equity was not materially impacted by the adoption of FAS No. 115.
(3) The company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS No. 109") effective January 1, 1993.
    As a result of implementing FAS No. 109, retained earnings for 1992 and 1991 have been reduced by approximately $63 million from the amounts previously reported.
(4) See pages 19 through 21 for selected credit quality tables and statistics.
(5) Total shareholders' equity as a percent of owned assets includes company obligated mandatorily redeemable preferred securities of subsidiary trust that were issued in 1995. Total shareholders' equity as a percent of owned assets for 1994 and prior years excludes convertible term preferred stock that was fully converted or redeemed during 1995. Including this preferred stock (as well as the impact of FAS No. 115 and, for 1992 and 1991, FAS No. 109), total shareholders' equity as a percent of owned assets would be 7.35, 7.33, 6.04 and 5.89 percent at December 31, 1994, 1993, 1992 and 1991, respectively.
(6) Ratio of operating expenses to net interest margin and other revenues less policyholders' benefits. The normalized efficiency ratio excludes certain nonrecurring items recorded in 1995 and 1994. Including these nonrecurring items, the efficiency ratio was 51.3 and 60.8 percent for 1995 and 1994, respectively.

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--OWNED RECEIVABLES

       Household International, Inc. and Subsidiaries
       All dollar amounts are stated in millions.                   1995     1994     1993     1992     1991
------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT JANUARY 1     $546.0   $621.9   $564.1   $611.4   $364.7
------------------------------------------------------------------------------------------------------------
PROVISION FOR CREDIT LOSSES--OWNED RECEIVABLES                     761.3    606.8    735.8    671.5    843.2
------------------------------------------------------------------------------------------------------------
OWNED RECEIVABLES CHARGED OFF
       Domestic:
         First mortgage                                             (6.6)   (10.3)   (13.5)    (7.2)    (7.5)
         Home equity                                               (26.9)   (37.2)   (36.2)   (37.2)   (30.1)
         Visa/MasterCard(1)                                       (258.7)  (204.4)  (172.4)  (129.5)  (103.4)
         Merchant participation                                   (132.2)  (101.9)   (88.5)   (95.5)  (100.5)
         Other unsecured                                          (211.7)  (202.8)  (205.7)  (202.5)  (176.1)
       Foreign                                                    (109.5)  (118.0)  (151.4)  (226.0)  (214.7)
       -----------------------------------------------------------------------------------------------------
       Total consumer                                             (745.6)  (674.6)  (667.7)  (697.9)  (632.3)
       Commercial(2)                                               (41.0)   (85.5)  (145.1)   (75.4)   (78.0)
       -----------------------------------------------------------------------------------------------------
       Total owned receivables charged off                        (786.6)  (760.1)  (812.8)  (773.3)  (710.3)
------------------------------------------------------------------------------------------------------------
RECOVERIES ON OWNED RECEIVABLES
       Domestic:
         First mortgage                                              2.2      2.9      2.6      2.2      1.7
         Home equity                                                 1.6      1.5      1.2       .6       .4
         Visa/MasterCard                                            19.7     17.6     12.5     10.5     10.2
         Merchant participation                                     24.1     23.6     19.4     15.3     15.1
         Other unsecured                                            45.6     39.5     38.8     35.8     30.1
         Foreign                                                    29.6     30.4     26.4     22.0     15.7
       -----------------------------------------------------------------------------------------------------
       Total consumer                                              122.8    115.5    100.9     86.4     73.2
       Commercial(2)                                                 2.9      1.3      1.7       .4       --
       -----------------------------------------------------------------------------------------------------
       Total recoveries on owned receivables                       125.7    116.8    102.6     86.8     73.2
       -----------------------------------------------------------------------------------------------------
       Credit loss reserves on receivables purchased, net           64.3    (30.2)     1.6    (19.1)    42.3
       Other, net                                                    9.7     (9.2)    30.6    (13.2)    (1.7)
------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES
       Domestic:
         First mortgage                                              4.1      5.1      4.1      6.0      7.3
         Home equity                                                26.3     20.1     16.9     12.4     14.2
         Visa/MasterCard                                           131.1    125.6    122.7     60.7     67.4
         Merchant participation                                    147.1     65.0     70.2     65.4     54.0
         Other unsecured                                           196.2    141.7    129.3    111.6    129.1
       Foreign                                                      65.0     39.5     45.4     62.0     84.1
       -----------------------------------------------------------------------------------------------------
       Total consumer                                              569.8    397.0    388.6    318.1    356.1
       Commercial(2)                                               150.6    149.0    208.3    231.0    255.3
       Unallocated corporate                                          --       --     25.0     15.0       --
------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT DECEMBER 31   $720.4   $546.0   $621.9   $564.1   $611.4

============================================================================================================
RATIO OF CREDIT LOSS RESERVES TO OWNED RECEIVABLES
       Consumer                                                     2.78%    2.12%    2.20%    1.89%    2.28%
       Commercial(2)                                               12.21     8.12     7.36     7.04     6.80
       -----------------------------------------------------------------------------------------------------
       Total(3)                                                     3.31%    2.66%    3.03%    2.81%    3.15%
============================================================================================================
RATIO OF CREDIT LOSS RESERVES TO OWNED NONPERFORMING LOANS
       Consumer                                                     98.9%    82.5%    76.6%    49.2%    47.1%
       Commercial(2)                                                90.3     94.2     69.2     46.5     48.5
       -----------------------------------------------------------------------------------------------------
       Total(3)                                                     97.0%    85.4%    76.9%    49.4%    47.7%
       =====================================================================================================

(1) VISA and MasterCard are registered trademarks of VISA USA, Inc. and MasterCard International, Incorporated, respectively.
(2) In connection with the company's decision to discontinue originating other secured receivables and to manage the liquidation of this portfolio as part of the discontinued commercial business, and due to the nature of these receivables, the company has combined other secured receivables with commercial loans. To better analyze trends, selected balance sheet data prior to December 31, 1995 have been restated to reflect this combination.
(3) 1993 and 1992 amounts include the unallocated corporate loss reserve.

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--MANAGED RECEIVABLES

       Household International, Inc. and Subsidiaries
       All dollar amounts are stated in millions.                       1995       1994       1993     1992     1991
--------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT JANUARY 1     $  882.5   $  844.7   $  724.8   $702.3 $  389.3
--------------------------------------------------------------------------------------------------------------------
PROVISION FOR CREDIT LOSSES--MANAGED RECEIVABLES                     1,271.1      969.8    1,016.8    922.6    984.9
--------------------------------------------------------------------------------------------------------------------
MANAGED RECEIVABLES CHARGED OFF
       Domestic:
        First mortgage                                                  (6.6)     (10.3)     (13.5)    (7.2)    (7.5)
        Home equity                                                    (72.7)     (82.6)     (75.3)   (59.2)   (42.0)
        Visa/MasterCard                                               (562.4)    (401.1)    (284.6)  (237.6)  (147.7)
        Merchant participation                                        (189.6)    (123.0)    (113.5)  (109.5)  (102.0)
        Other unsecured                                               (216.1)    (202.8)    (222.3)  (248.9)  (197.7)
       Foreign                                                        (109.5)    (118.0)    (151.4)  (226.0)  (214.7)
       -------------------------------------------------------------------------------------------------------------
       Total consumer                                               (1,156.9)    (937.8)    (860.6)  (888.4)  (711.6)
       Commercial(1)                                                   (41.0)     (85.5)    (145.1)   (75.4)   (78.0)
       -------------------------------------------------------------------------------------------------------------
       Total managed receivables charged off                        (1,197.9)  (1,023.3)  (1,005.7)  (963.8)  (789.6)
--------------------------------------------------------------------------------------------------------------------
RECOVERIES ON MANAGED RECEIVABLES
       Domestic:
        First mortgage                                                   2.2        2.9        2.6      2.2      1.7
        Home equity                                                      1.9        1.5        1.2       .6       .4
        Visa/MasterCard                                                 33.5       25.7       15.8     13.3     11.0
        Merchant participation                                          29.4       25.4       20.9     15.8     15.1
        Other unsecured                                                 45.5       39.5       38.8     35.8     30.1
       Foreign                                                          29.6       30.4       26.4     22.0     15.7
       -------------------------------------------------------------------------------------------------------------
       Total consumer                                                  142.1      125.4      105.7     89.7     74.0
       Commercial(1)                                                     2.9        1.3        1.7       .4       --
       -------------------------------------------------------------------------------------------------------------
       Total recoveries on managed receivables                         145.0      126.7      107.4     90.1     74.0
       Credit loss reserves on receivables purchased, net               64.3      (30.2)       (.5)   (19.1)    42.3
       Other, net                                                       12.4       (5.2)       1.9     (7.3)     1.4
--------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES
       Domestic:
        First mortgage                                                   4.1        5.1        4.1      6.0      7.3
        Home equity                                                    105.1       97.8       75.5     54.4     33.9
        Visa/MasterCard                                                344.1      317.9      274.6    126.5     93.6
        Merchant participation                                         178.4      117.9       82.5     87.0     68.1
        Other unsecured                                                308.9      141.7      129.3    142.9    160.0
       Foreign                                                          86.2       53.1       45.4     62.0     84.1
       -------------------------------------------------------------------------------------------------------------
       Total consumer                                                1,026.8      733.5      611.4    478.8    447.0
       Commercial(1)                                                   150.6      149.0      208.3    231.0    255.3
       Unallocated corporate                                              --         --       25.0     15.0       --
--------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT DECEMBER 31   $1,177.4   $  882.5   $  844.7   $724.8 $  702.3
====================================================================================================================
RATIO OF CREDIT LOSS RESERVES TO MANAGED RECEIVABLES
       Consumer                                                         2.90%      2.35%      2.22%    1.94%    1.97%
       Commercial(1)                                                   12.21       8.12       7.36     7.04     6.80
       -------------------------------------------------------------------------------------------------------------
       Total (2)                                                        3.22%      2.67%      2.78%    2.59%    2.65%
====================================================================================================================
RATIO OF CREDIT LOSS RESERVES TO MANAGED NONPERFORMING LOANS
       Consumer                                                        115.3%     105.8%      88.3%    56.0%    47.4%
       Commercial(1)                                                    90.3       94.2       69.2     46.5     48.5
       -------------------------------------------------------------------------------------------------------------
       Total(2)                                                        111.4%     103.6%      85.0%    53.6%    47.8%
       =============================================================================================================


(1) In connection with the company's decision to discontinue originating other secured receivables and to manage the liquidation of this portfolio as part of the discontinued commercial business, and due to the nature of these receivables, the company has combined other secured receivables with commercial loans. To better analyze trends, selected balance sheet data prior to December 31, 1995 have been restated to reflect this combination.
(2)  1993 and 1992 amounts include the unallocated corporate loss reserve.

OTHER CREDIT QUALITY STATISTICS

     Household International, Inc. and Subsidiaries
     All dollar amounts are stated in millions.
     At December 31, unless otherwise indicated.            1995    1994    1993    1992      1991
--------------------------------------------------------------------------------------------------
NONACCRUAL MANAGED RECEIVABLES(1)
     Domestic:
      First mortgage                                      $ 39.6  $ 38.6  $ 25.6  $ 26.4  $   25.1
      Home equity                                          192.5   143.0   155.5   230.2     234.7
      Merchant participation                                64.2    36.8    21.7    20.8      12.4
      Other unsecured                                      214.0   147.2   153.5   173.7     194.8
     Foreign                                               112.7    99.6   128.7   193.7     268.1
     ---------------------------------------------------------------------------------------------
     Total consumer                                        623.0   465.2   485.0   644.8     735.1
     Commercial(2)                                         145.5   116.3   272.4   298.3     319.6
     ---------------------------------------------------------------------------------------------
     Total                                                $768.5  $581.5  $757.4  $943.1  $1,054.7
     =============================================================================================
RENEGOTIATED COMMERCIAL LOANS                              $21.2   $41.8   $28.7  $198.4  $  206.4
--------------------------------------------------------------------------------------------------
REAL ESTATE OWNED
     Domestic                                             $111.5  $138.7  $367.2  $374.1  $  341.3
     Foreign                                                25.0    44.1    58.3    73.0      83.6
     ---------------------------------------------------------------------------------------------
     Total                                                $136.5  $182.8  $425.5  $447.1  $  424.9
     =============================================================================================
ACCRUING MANAGED RECEIVABLES 90 OR MORE DAYS DELINQUENT(3)
     Domestic                                             $255.0  $220.7  $197.0  $196.3  $  180.0
     Foreign                                                12.2     7.5    10.3    14.1      27.9
     ---------------------------------------------------------------------------------------------
     Total                                                $267.2  $228.2  $207.3  $210.4  $  207.9
     =============================================================================================
DELINQUENCY ON MANAGED CONSUMER RECEIVABLES(4)
     First mortgage                                         3.29%   1.81%   1.33%   1.17%     1.61%
     Home equity                                            3.24    2.83    3.55    4.61      5.52
     Visa/MasterCard                                        2.22    2.25    2.41    2.70      4.39
     Merchant participation                                 4.51    4.53    4.74    6.27      7.41
     Other unsecured                                        5.60    5.19    7.14    9.06     10.11
     ---------------------------------------------------------------------------------------------
     Total                                                  3.46%   3.11%   3.59%   4.45%     5.63%
     =============================================================================================
RATIO OF NET CHARGEOFFS TO AVERAGE MANAGED RECEIVABLES(5)
     First mortgage                                          .35%    .41%    .37%    .19%      .16%
     Home equity                                            1.00    1.31    1.30    1.20      1.08
     Visa/MasterCard                                        4.26    3.92    3.84    5.69      4.87
     Merchant participation                                 4.72    3.57    4.10    5.27      5.70
     Other unsecured                                        3.33    4.36    6.16    7.87      6.24
     ---------------------------------------------------------------------------------------------
     Total consumer                                         2.95    2.84    2.91    3.45      2.91
     Commercial(2)                                          2.21    3.21    4.68    2.10      1.88
     ---------------------------------------------------------------------------------------------
     Total                                                  2.91%   2.87%   3.10%   3.28%     2.75%
     =============================================================================================

(1) Excludes Visa/MasterCard and private-label credit card receivables, consistent with industry practice.
(2) In connection with the company's decision to discontinue originating other secured receivables and to manage the liquidation of this portfolio as part of the discontinued commercial business, and due to the nature of these receivables, the company has combined other secured receivables with commercial loans. To better analyze trends, selected balance sheet and credit quality data prior to December 31, 1995 have been restated to reflect this combination.
(3) Includes Visa/MasterCard and private-label credit card receivables. There were no commercial loans 90 days or more past due which remained on accrual status.
(4) Delinquency is defined as consumer receivables which are two months or more contractually past due.
(5) For the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Household International, Inc. and Subsidiaries

OPERATIONS SUMMARY

* Net income in 1995 was a record $453.2 million, an increase of 23 percent over 1994 net income of $367.6 million. Net income in 1994 was 23 percent higher than 1993 earnings. Fully diluted earnings per share were a record $4.30 in 1995, up 23 percent from $3.50 in 1994, which were up 23 percent from $2.85 in 1993. The company's return on average common shareholders' equity ("ROE") improved to 17.4 percent from 16.0 percent in 1994 and 14.2 percent in 1993. The return on average owned assets ("ROA") was
  1.34 percent, up from 1.08  and .91 percent in 1994 and 1993, respectively.

* During 1995 and late 1994, the company completed several major initiatives to focus on its higher return businesses and improve efficiency. These actions were designed to benefit operating results in 1995 and future years and included the following:

        In October 1995, the company sold the individual life and annuity product lines of its individual life insurance business ("sold life insurance business"). The company retained the credit life insurance business. Assets sold, principally investment securities, totaled approximately $6.1 billion. Through September 30, 1995, the annualized ROE of the sold life insurance business was 8.2 percent, and the annualized ROA was .73 percent. Remaining individual life insurance lines include periodic payment annuities and corporate life insurance products which the company has discontinued. Due to the insignificance of these remaining insurance product lines, the company has ceased reporting separate segment results for the former Individual Life Insurance segment.
     In the second and third quarters of 1995, the company sold all of its consumer banking operations outside of Illinois. The company sold bank branches in California, Maryland, Virginia, Ohio and Indiana with deposits totaling approximately $3.4 billion.
     The company completed the exit from its traditional first mortgage business in 1995. In the second quarter, the company sold its domestic first mortgage servicing portfolio. In the fourth quarter, the company sold its Canadian first mortgage servicing business, including substantially all of the owned first mortgage portfolio. These sales followed the company's decision in late 1994 to discontinue the domestic traditional first mortgage origination business.
     As a result of disposing of these businesses, the company reported an after-tax gain of $69 million in 1995.
     In the fourth quarter of 1994, the company recorded nonrecurring costs of approximately $14 million after tax in connection with staff reductions in exited businesses and consolidation of certain other processing operations. During 1995 the company also recorded after-tax nonrecurring costs totaling $10 million to consolidate space and staff in certain operations.
     The company sold its Australian subsidiary in the fourth quarter of 1994 and recorded an after-tax loss of $14 million. Also in 1994, the company sold its retail securities brokerage business and entered into an agreement to sell without recourse $398 million of commercial loans to a joint venture. This loan sale was consummated in the first quarter of 1995.
- Virtually all of the company's businesses reported improved results in 1995 over 1994 and 1993:
     Earnings of the domestic consumer finance business increased primarily due to improved efficiency and higher net interest margin, which was driven by wider spreads in the retail business and portfolio growth of 16 percent versus 10 percent in 1994. The 1995 results of this business were impacted somewhat by lower servicing income from a portfolio of unsecured loans serviced with no recourse.
     The domestic credit card business reported higher earnings in 1995. Visa*/MasterCard* and private-label credit card receivables grew 21 percent, which generated higher finance charges and fee income. This growth compared to 20 percent in 1994. Partially offsetting these higher revenues were higher credit costs. Bankruptcies increased, particularly in the second half of the year, and were up over the prior year, reflecting the impact of the slowing economy. The private-label credit card business was impacted by higher credit costs from discontinued merchant programs. The Visa/MasterCard business continued to benefit from the company's alliance with General Motors Corporation ("GM") to issue the GM Card, a co-branded credit card. Domestic GM Card managed receivables totaled approximately $7.9 billion at December 31, 1995, up 16 percent from $6.8 billion at year-end 1994 and 61 percent from $4.9 billion at year-end 1993.
     Net income in the United Kingdom operation increased to $44.9 million from $27.7 million in 1994 and $10.3 million in 1993. Higher earnings were primarily due to improved efficiency, as well as higher net interest margin and increased insurance premiums, resulting from receivable growth, particularly in other unsecured and Visa/MasterCard products. In January 1994, the company expanded its alliance with GM by launching the GM Card from Vauxhall in the United Kingdom.
     The Canadian operation reported a profit in 1995, compared to losses in 1994 and 1993. In the fourth quarter of 1995, the Canadian operation sold its first mortgage business, including approximately $825 million of owned and $614 million of serviced first mortgages, and approximately $725 million in deposits. The core operating results of this business benefited from improved efficiency in 1995. Over the past two years, this operation has refocused on its core consumer finance business and restructured operations to improve efficiency.
     Operating results of the commercial business were better than 1994 and 1993 primarily due to lower credit costs and operating expenses. This operation also benefited from gains


                                      22
*VISA and MasterCard are registered trademarks of VISA USA, Inc. and MasterCard International, Incorporated, respectively.

  on the disposition of assets, as it continued to liquidate its remaining portfolio. Partially offsetting these improvements was lower net interest margin due to lower asset levels.
* The company's normalized efficiency ratio was 53.9 percent in 1995 compared to 59.2 percent in 1994 and 57.1 percent in 1993. The efficiency ratio is the ratio of operating expenses to net interest margin and other revenues less policyholders' benefits (operating expenses include salaries and fringe benefits, occupancy and equipment expense, other marketing expenses, and other servicing and administrative expenses). The normalized efficiency ratio excludes nonrecurring gains and losses and charges. The improvement in 1995 was primarily due to sales of less efficient businesses. At the end of 1995, the number of employees was down 16 percent from year-end 1994.
* In July 1995 the company redeemed $115 million of preferred stock. Shares redeemed consisted of all outstanding shares of 9.5 percent flexible rate auction preferred stock, Series B, at $100 per share plus accrued and unpaid dividends and 9.5 percent cumulative preferred stock, Series 1989-A ("Series 1989-A preferred stock"), at $104.75 per share plus accrued and unpaid dividends. The premium paid on the Series 1989-A preferred stock resulted in a $.04 per share reduction in earnings per share in 1995 but will increase earnings per share in the future due to lower preferred dividends. In June 1995 a subsidiary of the company issued $75 million of 8.25 percent company obligated mandatorily redeemable preferred securities of subsidiary trust ("trust preferred securities").

BALANCE SHEET REVIEW


* Owned assets totaled $29.2 billion at December 31, 1995, down 15 percent from year-end 1994 due to the sale of approximately $6.1 billion of insurance assets.
* Owned consumer receivables were $20.4 billion at December 31, 1995, up 9 percent from $18.7 billion at December 31, 1994. Changes in owned receivables from period to period may vary depending on the timing and significance of securitization transactions. The company securitized and sold with limited recourse approximately $5.4 and $4.5 billion of receivables during 1995 and 1994, respectively.
* Managed consumer receivables (owned and serviced with limited recourse) grew 13 percent in 1995.
        The company experienced higher growth in its core products during 1995, as shown in the following table:


Managed consumer receivables                                 1995 GROWTH                          1994 Growth
-------------------------------------------------------------------------------------------------------------
Home equity                                                           11%                                   1%
Visa/MasterCard                                                       20                                   26
Merchant participation                                                30                                   16
Other unsecured                                                       24                                   24
-------------------------------------------------------------------------------------------------------------
Core products                                                         19%                                  16%
=============================================================================================================


Home equity receivable growth resulted largely from wholesale acquisitions. Visa/MasterCard growth continued primarily in the GM Card portfolio. In the fourth quarter of 1995, the company acquired two Visa/MasterCard portfolios totaling approximately $570 million. Merchant participation portfolio growth benefited from new merchant programs in the United States and Canada. Other unsecured growth was due to retail originations in the domestic consumer finance and United Kingdom operations.
* Consumer two-months-and-over contractual delinquency ("delinquency") as a percent of managed consumer receivables increased to 3.46 percent at December 31, 1995 from 3.11 percent at December 31, 1994. The chargeoff ratio for the average managed consumer portfolio was 2.95 percent compared to 2.84 percent in 1994.
* The company continued to increase managed credit loss reserves during 1995 due to economic uncertainty and continued growth in unsecured products. Credit loss reserves as a percent of managed receivables were 3.22 percent at year-end 1995 compared to 2.67 percent a year ago. Reserves as a percent of nonperforming managed receivables increased to 111.4 percent from 103.6 percent at December 31, 1994.
* The ratio of total shareholders' equity to total owned assets was 10.17 percent, an increase from 7.35 percent at December 31, 1994. The ratio of total shareholders' equity to managed assets was 6.74 percent, up from 5.39 percent at year-end 1994. The significant increase in the 1995 ratios was primarily due to the sale of the individual life and annuity product lines. The company used the $525 million of cash proceeds from this sale to repay debt pending reinvestment of the capital in its core businesses. Accordingly, the company anticipates that its ratio of total shareholders' equity to managed assets may decline in the future as this capital is reinvested. See the Liquidity and Capital Resources section for further discussion of the company's capital targets and plan.
* In July 1995, Standard & Poor's Ratings Group revised its outlook on the company and its subsidiary, Household Finance Corporation, from stable to positive based on stronger reserve coverage and expense control initiatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

PRO FORMA MANAGED INCOME STATEMENT

Securitizations and sales of consumer receivables have been, and will continue to be, an important source of liquidity for the company. The company continues to service the securitized receivables after such receivables are sold and retains a limited recourse obligation. Securitizations impact the classification of revenues and expenses in the income statement. Amounts related to receivables serviced, including net interest margin, fee and other income, and provision for credit losses on receivables serviced with limited recourse are reported as a net amount in securitization income in the company's statements of income.

     Management monitors the company's operations on a managed basis as well as on the historical owned basis reflected in its statements of income. The managed basis assumes that the receivables securitized and sold are instead still held in the portfolio. Pro forma statements of income on a managed basis are presented below. For purposes of this analysis, the results do not reflect the differences between the company's accounting policies for owned receivables and receivables serviced with limited recourse. Accordingly, net income on the pro forma managed basis equals net income on a historical owned basis.

Pro Forma Managed Statements of Income

                                                              As a Percent                As a Percent                  As a Percent
                                                                of Average                  of Average                    of Average
All dollar amounts are stated in millions.               Managed Interest-           Managed Interest-             Managed Interest-
Year ended December 31                             1995     Earning Assets      1994     Earning Assets     1993     Earning Assets
------------------------------------------------------------------------------------------------------------------------------------
Finance income                                $ 4,601.4           12.54%   $ 3,897.2             11.59% $ 3,563.3             11.45%
Interest income from noninsurance
investment securities                             123.4             .34        131.9               .39      129.3               .42
Interest expense                                2,365.4            6.45      1,775.0              5.28    1,540.6              4.95
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin                             2,359.4            6.43      2,254.1              6.70    2,152.0              6.92
Provision for credit losses                     1,271.1            3.46        969.8              2.88    1,016.8              3.27
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin after provision
  for credit losses                             1,088.3            2.97      1,284.3              3.82    1,135.2              3.65
------------------------------------------------------------------------------------------------------------------------------------
Insurance premiums and
 contract revenues                                322.1                        282.0                        288.3
Investment income                                 470.2                        514.4                        574.0
Fee income                                        665.5                        546.4                        398.8
Other income                                      279.9                        126.7                        172.9
------------------------------------------------------------------------------------------------------------------------------------
Total other revenues                            1,737.7                      1,469.5                      1,434.0
------------------------------------------------------------------------------------------------------------------------------------
Salaries and fringe benefits                      545.6                        656.6                        615.4
Occupancy and equipment expense                   222.1                        243.4                        225.3
Other marketing expenses                          359.5                        327.4                        228.5
Other servicing and
administrative expenses                           470.6                        533.7                        510.2
Policyholders' benefits                           474.5                        464.4                        539.1
------------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                        2,072.3                      2,225.5                      2,118.5
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                        753.7                        528.3                        450.7
Income taxes                                      300.5                        160.7                        152.0
------------------------------------------------------------------------------------------------------------------------------------
Net income                                    $   453.2                    $   367.6                    $   298.7
====================================================================================================================================
Average managed receivables                   $34,502.5                    $31,211.9                    $29,002.0
Average noninsurance investments                2,193.0                      2,424.4                      2,106.1
------------------------------------------------------------------------------------------------------------------------------------
Average managed interest-earning
assets                                        $36,695.5                    $33,636.3                    $31,108.1
====================================================================================================================================


The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on the company's historical statements of income ("Owned Basis") as well as on the above pro forma managed statements of income ("Managed Basis").

NET INTEREST MARGIN Net interest margin on a Managed Basis increased 5 percent to $2,359.4 million from $2,254.1 million in 1994, due to receivable growth offset by a lower net interest margin percentage. The net interest margin percentage on a Managed Basis decreased from 6.70 percent in 1994 to

6.43 percent in 1995 due to increases in interest costs throughout 1994 and early 1995 that were not recaptured in finance income. The 1995 percentage was also adversely affected by a portfolio of temporary investments that was used to build liquidity in anticipation of the sales of the company's banking operations in the second and early third quarters. The higher cost of replacing retail deposits sold also reduced margin in 1995. These factors were partially offset by a change in portfolio mix toward unsecured, variable rate loans which carry wider spreads.
        The Managed Basis net interest margin percentage increased throughout 1995. For the fourth quarter, it was 6.69 percent, up from 6.48 percent in the third quarter and 6.39 percent in the year-ago quarter. The increase was primarily due to the continued shift in product mix and lower interest rates later in the year. Assuming the shift in product mix to unsecured receivables continues, and market interest rates remain relatively constant or decline, the company believes the favorable trend in net interest margin will continue in the near term. See pages 31 and 32 for a discussion of the company's interest rate risk management policy and pages 62 and 63 for an analysis of the company's Owned Basis net interest margin.

PROVISION FOR CREDIT LOSSES The provision for credit losses for receivables on an Owned Basis totaled $761.3 million, up 25 percent from 1994 and up 3 percent from 1993. The provision for credit losses on a Managed Basis totaled $1,271.1 million in 1995, an increase of 31 percent from $969.8 million in 1994. As a percent of average managed interest-earning assets, the provision increased from 2.88 percent in 1994 to 3.46 percent.
        Both the Owned and Managed Basis provisions increased in 1995 primarily due to continued growth and seasoning of unsecured products, which have higher chargeoff rates than secured products. Total unsecured consumer loans, which include credit cards and other unsecured receivables, comprised 67 percent of the managed receivable portfolio at December 31, 1995, up from 60 percent a year ago. The increase in provisions was also due to increasing levels of consumer bankruptcies, which adversely impacted the credit card industry over the last half of 1995. The provision increase was also impacted by concern over the economy. In consideration of these factors,the company increased Managed Basis reserve coverage to 3.22 percent at year-end 1995 from 2.67 percent a year ago.

OTHER REVENUES Securitization income on an Owned Basis consists of income associated with the securitization and sale of receivables with limited recourse, including net interest income, fee and other income, and provision for credit losses related to those receivables. Securitization income on an Owned Basis increased in 1995 over 1994 and 1993 due to growth in the securitized portfolio and an increase in fee income from securitized credit card receivables resulting from greater transaction volume. The components of securitization income are reclassified to the appropriate line in the statements of income on a Managed Basis.
     Insurance premiums and contract revenues of $322.1 million were up from $282.0 million in 1994 and $288.3 million in 1993. The 1995 amount included nine months of revenues from the sold individual life insurance and annuity business. The 1994 amount reflected the 1994 sale of the whole life line of business, which resulted in a reduction of contract revenues of $47.8 million, representing the amount of claim reserves on the policies that were sold. Insurance premiums and contract revenues for the business that has been retained, primarily the specialty and credit insurance line, were $229.1 million for 1995, up from $198.7 million in 1994. The increase was due to higher premiums in the domestic and United Kingdom operations related to growth in the company's receivable base.
     Insurance premiums and contract revenues in 1994 were flat with 1993 due to the above-mentioned 1994 sale. Excluding the impact of this sale, insurance premiums and contract revenues were higher than 1993 due to higher life insurance in-force and increased specialty and credit insurance premiums.
     Investment income includes interest income on insurance investment securities, as well as realized capital gains and losses. Investment income of $470.2 million in 1995 declined compared to both 1994 and 1993 primarily due to the sale of the individual life insurance and annuity business. Investment income from the company's retained business was $170.7 million in 1995 and $150.1 million in 1994. The increase was primarily due to higher gains from sales of available-for-sale investments and higher yields.
     The decrease in 1994 compared to 1993 primarily was due to lower gains on sales of available-for-sale investments. These investments were sold consistent with preestablished interest rate strategies. This decrease was also the result of lower yields on investments, as higher-yielding securities were sold, called or matured in 1993 and replaced with lower-yielding investments prior to the rise in interest rates which commenced in early 1994, partially offset by a larger investment portfolio.
     Fee income on an Owned Basis includes revenues from fee-based products such as credit cards, consumer banking deposits, and in 1994 and 1993, commission income from the company's brokerage business. Fee income was $196.4 million, down from $250.5 million in 1994 and $292.6 million in 1993. Owned Basis interchange and other fees were lower in 1995 as a result of the increase in the amount of securitizations of receivables. Fee income on securitized receivables is transferred to securitization income upon sale. Fee income in 1995 was also negatively impacted by lower commission income resulting from the sale of the company's brokerage business in the third quarter of 1994.
     Fee income on a Managed Basis which, in addition to the items discussed above, includes fees and other income related to receivables serviced with limited recourse. Managed Basis fee income increased 22 percent to $665.5 million in 1995 primarily due to higher interchange and other fee income resulting from managed credit card portfolio growth and increased transaction volume.
     Other Income includes gains and losses from the disposition of assets and businesses, income from servicing receivable

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

portfolios without recourse, and in 1994 and 1993, trading gains and losses. Other income increased in 1995 due to gains on the sales of consumer banking operations and from the sale of the individual life and annuity lines of business during 1995. Also benefiting other income in 1995 were gains from the sales of the domestic and Canadian first mortgage servicing portfolios. Partially offsetting these increases was lower servicing income from first mortgages and unsecured loans serviced with no recourse.
     Other income in 1994 was below the 1993 level due to losses on the sales of the company's Australian and retail securities brokerage subsidiaries in 1994; trading losses in 1994 compared to gains in 1993; and lower gains on asset dispositions.
     Excluding the impact of the gains and losses from the sales of businesses in 1995 and 1994, other income was $92.6 million in 1995 and $150.6 million in 1994. The decrease was primarily due to lower servicing income, as previously discussed.

EXPENSES   Salaries and fringe benefits were $545.6 million, down 17 percent from $656.6 million in 1994 and 11 percent from $615.4 million in 1993, due to a reduction in employees. Initiatives to improve the operating efficiency of certain businesses and to exit others began in the fourth quarter of 1994 and continued throughout 1995. The number of employees at December 31, 1995 was approximately 13,000, down from 15,500 at year-end 1994.
     Occupancy and equipment expense was $222.1 million in 1995, down 9 percent from 1994 and flat with 1993. The 1995 decline was attributable to the continuing rationalization of the company's office space, which began in late 1994, and to sales of various businesses.
     Other marketing expenses were up 10 and 57 percent compared to 1994 and 1993, respectively. These increases were principally due to marketing initiatives undertaken in the company's credit card operations.
     Other servicing and administrative expenses of $470.6 million were down from the prior year. Included were nonrecurring costs of approximately $15 million in 1995 and $23 million in 1994, as discussed on page 22. Excluding the impact of these charges, other servicing and administrative expenses declined by 11 percent compared to 1994.
     Other servicing and administrative expenses include premiums paid by the company's thrift subsidiary to the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation. The Budget Reconciliation legislation currently being considered by the Congress of the United States contains a provision for a special assessment to be levied against thrift institutions to adequately capitalize SAIF. In the current form, which is subject to change, the company's thrift subsidiary would pay a one-time premium to SAIF based upon qualifying deposits as of a certain date. Currently, the date to determine the amount of deposits on which this premium would be assessed has not yet been finalized but could precede the dates of deposits sold during 1995. Thus, the thrift subsidiary potentially could be assessed a premium on deposit balances it sold during 1995. In addition, the rate at which the premium would be assessed has also not been finalized. The company intends to attempt to get regulatory relief from this eventuality. Based on a range of rates under consideration, the company estimates that the amount of this assessment, if enacted into law, could reduce net income by an amount ranging from $15 to $35 million.
     Policyholders' benefits in 1995 were higher than 1994 but were below 1993 levels. The 1995 amount included nine months of activity for the sold individual life insurance and annuity business. Policyholders' benefits in 1994 were reduced by $47.8 million due to the sale of the whole life business. Policyholders' benefits of the retained insurance business, on a pro forma basis, were $211.4 million in 1995, up from $199.5 million in 1994. The increase was primarily due to growth in domestic and United Kingdom specialty and credit insurance.
     Excluding the impact of the 1994 sale, policyholders' benefits in 1994 were lower than 1993 primarily due to lower interest credited to individual life insurance policyholders.
     Income taxes. The 1995 effective tax rate was 39.9 percent compared to
30.4 percent in 1994 and 33.7 percent in 1993. The 1995 rate was impacted by additional taxes on the sale of the insurance business, as well as the disposition of nondeductible acquired intangible assets related to consumer banking operations. Excluding the impact of additional taxes related to these dispositions, the effective tax rate for 1995 would have been 34.8 percent.
     The 1994 effective tax rate reflected the favorable resolution of several prior year state tax issues and the recognition of U.S. tax benefits of accumulated losses of the Australian subsidiary upon its sale. Excluding the impact of accumulated losses recognized upon this sale, the effective tax rate would have been 32.7 percent for 1994.


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

CONSUMER   The consumer credit risk management process has the following elements:
-- Computerized scoring systems to assess the risk characteristics of new applicants and monitor the payment behavior of existing customers for early warning signs of troubled accounts.
-- A centralized collection system for past due accounts to make the collection process more productive and provide the analytical capability to measure the effectiveness of collection strategies. This centralized collection system is augmented by early collection efforts in the consumer finance branch network.
-- A senior executive position of credit risk manager in each consumer lending operation which places credit management at a high level of priority and provides the means for the credit function to interact more productively with other business functions.
      Based on this credit risk management process, expected credit losses for each consumer product are estimated statistically based on payment patterns, as well as delinquency and chargeoff experience. Credit loss reserves are based on these statistical estimates and additional reserves to reflect management's judgment of portfolio risk factors. These risk factors include overall economic conditions, regional considerations and current trends in growth, underwriting or collection practices and changes in product mix which might not be appropriately considered in historical statistical experience.
      The company suspends accrual of interest on all consumer receivables when payments are three months contractually past due, except for Visa/MasterCard and private-label credit cards. On these credit card receivables, consistent with industry practice, interest continues to accrue until the receivable is charged off. In the third quarter of 1995, the company changed its procedure regarding chargeoffs of bankrupt Visa/MasterCard accounts. Prior to the third quarter, when the company received notification that a Visa/MasterCard customer had filed bankruptcy, the company established a reserve equal to the full balance of the customer's receivable. If not paid, the receivable balance would be charged off in accordance with the company's normal chargeoff policy. Beginning in the third quarter of 1995, the company implemented a new procedure, to more closely conform with credit card industry practice, to charge off accounts on a timely basis after receipt of notification of bankruptcy filing. Accordingly, the company accelerated the chargeoff of bankrupt Visa/MasterCard accounts that had not yet been charged off under the prior policy. The chargeoff ratios presented on page 29 have been normalized to exclude the effect of the nonrecurring change. Consumer loans, excluding bankrupt Visa/MasterCard accounts, are charged off when an account is four to nine months contractually delinquent. The period of time is dependent on applicable regulatory requirements as well as the terms, collateral and credit loss experience of each consumer product category.
      Effective January 1, 1996 the company adopted a policy whereby other unsecured consumer finance receivables in the United States and Canada will be charged off if an account is nine months contractually delinquent, and essentially no payment has been received in six months. No change has been made for Visa/MasterCard, merchant participation or secured loans. The combined recency and contractual chargeoff methodology more closely conforms to consumer finance industry practice and allows for more flexibility in addressing individual borrower circumstances. Delinquency statistics will continue to be reported on a contractual basis.
      The company's domestic consumer businesses lend funds nationwide, with California accounting for 20 percent of total managed domestic consumer receivables. It is the only state with greater than 10 percent of the company's domestic managed receivables. The company's foreign consumer operations, located in Canada and the United Kingdom, accounted for 3 and 6 percent, respectively, of managed consumer receivables at December 31, 1995. Due to its centralized underwriting, collection and processing functions, the company is able to quickly revise underwriting standards and intensify collection efforts for specific geographic locations.

     COMMERCIAL   The company no longer originates commercial loans. The
company's ongoing credit monitoring process for existing loans evaluates the financial and operating performance of all borrowers. As part of this process, the company administers an asset classification policy which requires all assets to be formally reviewed and assigned a rating on a regular basis. This policy utilizes a process similar to that used by banking regulatory authorities and specifically addresses the need for chargeoffs.
      The adequacy of the credit loss reserves is evaluated quarterly based upon the ongoing credit monitoring process and evaluation of the probability of future losses in the portfolio as a whole given its geographic and industry diversification, historical loss experience and the potential impact on the portfolio of existing and future economic conditions.
      Commercial loans are placed on nonaccrual when they become 90 days past due, or sooner if the company believes that the loan has experienced significant adverse developments that could result in a loss of interest or principal. There are no commercial loans that are 90 days past due and on full accrual status. Loans are disclosed as renegotiated loans or troubled debt restructurings if the rate of interest has been reduced because of the inability of the borrower to meet the original terms of the loan. Such loans continue to accrue interest at the renegotiated rate, unless they become 90 days past due, because the company believes the borrowers will be able to meet their obligations following the restructuring.
      Commercial loans that are modified in the normal course of business, for which additional consideration is received or significant concessions are not made, are not reported as renegotiated loans or troubled debt restructurings. Real estate owned is recorded at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and, if appropriate, reduced.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

LOSS RESERVES

The level of reserves for credit losses is maintained in accordance with the previously-mentioned credit risk policy. See Note 1, "Summary of Significant Accounting Policies" on pages 37 and 38 in the accompanying financial statements for further description of the basis for establishing such reserves. An analysis of credit loss reserves by product and other credit quality statistics are shown on pages 19 through 21. While management allocates reserves, including those in excess of statistical requirements, among the company's various products, all credit loss reserves are considered to be available to cover total loan losses.
     As disclosed on page 20, the company's total managed credit loss reserves increased 33 percent to $1,177.4 million from $882.5 million at December 31, 1994. The ratio of credit loss reserves to total managed receivables was 3.22 percent, up from 2.67 percent at December 31, 1994. The company has continually increased credit loss reserves over the past year in anticipation of growth and seasoning of unsecured products, coupled with uncertainty over the strength of the economy and its impact on consumer behavior. The ratio of total credit loss reserves to total managed nonperforming loans increased to 111.4 percent from
103.6 percent at December 31, 1994.
     Managed consumer credit loss reserves increased 39 percent compared to a year earlier, while managed consumer receivables grew 13 percent in 1995. The ratio of managed consumer credit loss reserves to managed consumer delinquency increased to 83.9 percent from 75.6 percent at December 31, 1994. The company strengthened credit loss reserves related to credit card and other unsecured receivables due to growth in, and seasoning of, these products, which historically have higher chargeoff rates than secured products.

CREDIT QUALITY

During 1995, the company experienced increases in delinquency and chargeoff levels. Nonperforming assets also increased during the year, due primarily to an increase in nonaccrual loans. Delinquency and chargeoff statistics continued to be impacted by the ongoing shift in the company's product mix toward unsecured receivables. Because other unsecured, merchant participation and Visa/MasterCard receivables have higher delinquency and chargeoff rates than real estate secured loans, this shift in product mix has the effect of increasing the overall delinquency and chargeoff statistics of the portfolio. At December 31, 1995, unsecured loans accounted for 69 percent of the managed consumer receivable portfolio compared to 64 percent a year ago. In addition, chargeoff statistics were impacted by higher consumer bankruptcies in the Visa/MasterCard portfolio and the continued seasoning of the GM Card portfolio.
     Delinquency and chargeoff levels are monitored on a managed basis, which includes both receivables owned and receivables serviced with limited recourse. The latter portfolio is included since it is subjected to underwriting standards comparable to the owned portfolio, is managed by operating personnel without regard to portfolio ownership and results in a similar credit loss exposure for the company.

TWO-MONTHS-AND-OVER CONTRACTUAL DELINQUENCY
(as a percent of managed consumer receivables)

                                   1995 QUARTER END            1994 Quarter End
                          -------------------------   -------------------------
                             4      3      2      1      4      3      2      1
-------------------------------------------------------------------------------
 First mortgage           3.29%  2.16%  1.74%  1.79%  1.81%  1.57%  1.52%  1.95%
 Home equity              3.24   3.14   2.78   2.75   2.83   2.88   3.04   3.44
 Visa/MasterCard          2.22   2.29   2.31   2.33   2.25   2.35   2.29   2.38
 Merchant participation   4.51   4.25   4.00   4.42   4.53   4.70   4.35   4.76
 Other unsecured          5.60   5.10   5.41   5.07   5.19   5.75   6.39   6.86
-------------------------------------------------------------------------------
 Total                    3.46%  3.26%  3.13%  3.10%  3.11%  3.23%  3.30%  3.61%
===============================================================================


Delinquency as a percent of managed consumer receivables increased from the prior quarter and from a year ago. The increase was driven by higher first mortgage delinquency and seasoning of unsecured portfolios.
     The increase in first mortgage delinquency contributed approximately 10 basis points of the increase in total delinquency compared to both the prior and year-ago quarters. This increase was due to a temporary disruption in collections resulting from shifting to a third party servicer coupled with the effects of liquidating the portfolio, including the fourth quarter sale of the Canadian portfolio. Home equity delinquency was higher than a year earlier primarily due to the seasoning of portfolios acquired through the wholesale network. Other unsecured delinquency increased, as expected, from both the prior and year-ago quarters primarily due to seasoning of the portfolio.

NET CHARGEOFFS OF CONSUMER RECEIVABLES
(as a percent of average managed consumer receivables)

                                      1995 QUARTER ANNUALIZED                   1994 Quarter Annualized
                        FULL YEAR  --------------------------  Full year   ----------------------------  Full year
                             1995      4      3      2      1       1994      4       3       2       1       1993
------------------------------------------------------------------------------------------------------------------
First mortgage                .35%   .47%   .32%   .36%   .29%       .41%   .26%    .43%    .47%    .48%       .37%
Home equity                  1.00    .95   1.12   1.04    .90       1.31   1.00    1.15    1.59    1.51       1.30
Visa/MasterCard*             4.26   4.67   4.24   4.05   4.04       3.92   3.96    3.73    3.81    4.20       3.84
Merchant participation       4.72   5.14   4.63   4.71   4.29       3.57   3.84    3.52    3.39    3.50       4.10
Other unsecured              3.33   3.46   3.45   3.21   3.25       4.36   3.61    4.23    4.79    4.98       6.16
------------------------------------------------------------------------------------------------------------------
Total                       2.95%  3.28%  2.97%  2.81%   2.71%      2.84%  2.70%   2.73%   2.93%   3.03%      2.91%
==================================================================================================================

*Normalized to exclude the acceleration of bankrupt accounts in the third quarter of 1995. Including these accelerated chargeoffs, Visa/MasterCard and total chargeoffs were 4.68 and 3.10 percent, respectively, for 1995.

Net chargeoffs as a percent of average consumer managed receivables were 2.95 percent, up from 2.84 percent in 1994. The increase was driven by higher credit card chargeoffs coupled with the shift in portfolio mix away from traditional first mortgages.
     New bankruptcy filings, which have adversely impacted the credit card industry over the latter half of 1995, accounted for substantially all of the increase in the Visa/MasterCard chargeoff ratio in the fourth quarter and in 1995. Visa/MasterCard chargeoffs also increased over the prior year due to continued maturation of the GM Card portfolio. Merchant participation chargeoffs increased over the 1994 level primarily due to programs the company has exited. The increase in total chargeoffs in 1995 and the fourth quarter was within management's expectations given current economic conditions.
     Chargeoffs are a lagging indicator of credit quality and generally reflect prior delinquency trends. The company anticipates that chargeoff ratios will increase in the first half of 1996 before stabilizing, given management's current expectations as to the effectiveness of recently-implemented collection initiatives. However, chargeoffs in any given quarter may be affected by events such as changes in national or regional economic conditions and increases in personal bankruptcies. Future chargeoff levels may also be impacted by the continuing shift in the company's product mix to credit card and other unsecured receivables, which have higher chargeoff rates than secured products.


NONPERFORMING ASSETS


                                                      DEC. 31,    Sept. 30,    Dec. 31,     Dec. 31,
All dollar amounts are stated in millions.                1995         1995        1994         1993
----------------------------------------------------------------------------------------------------
Nonaccrual managed receivables                        $  768.5     $  711.0    $  581.5     $  757.4
Accruing managed consumer receivables
  90 or more days delinquent                             267.2        233.6       228.2        207.3
Renegotiated commercial loans                             21.2         22.0        41.8         28.7
----------------------------------------------------------------------------------------------------
Total nonperforming managed receivables                1,056.9        966.6       851.5        993.4
Real estate owned                                        136.5        148.7       182.8        425.5
----------------------------------------------------------------------------------------------------
Total nonperforming assets                            $1,193.4     $1,115.3    $1,034.3     $1,418.9
====================================================================================================
Managed credit loss reserves as a percent of
  nonperforming managed receivables                      111.4%       105.2%      103.6%        85.0%
----------------------------------------------------------------------------------------------------

Nonperforming managed receivables increased over the prior year primarily due to increased nonaccrual receivables in the domestic consumer finance business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES

The company continued to strengthen its capital and liquidity position in 1995, due to both increased retained earnings and lower asset levels. In managing capital, the company develops targets for each of its key capital ratios based on discussions with rating agencies, regulatory requirements, competitor analysis and projected changes in the operating environment. These targets include both on-balance sheet assets and receivables securitized with limited recourse. As a result of management's decision to improve capital levels, the company has set increasingly restrictive targets in each of the last several years. As a result, from year-end 1991 to year-end 1995, total shareholders' equity increased 68 percent while managed assets increased 19 percent.
     Selected capital ratios for the company at December 31, 1995 and 1994 were as follows:

At December 31                                                                      1995    1994
------------------------------------------------------------------------------------------------
Total shareholders' equity(1) as a percent of owned assets                         10.17%   7.35%
Total shareholders' equity as a percent of owned assets, excluding FAS No. 115      9.85    7.64
Total shareholders' equity as a percent of managed assets                           6.74    5.39
Total shareholders' equity as a percent of managed assets, excluding FAS No. 115    6.52    5.61
------------------------------------------------------------------------------------------------

(1) The 1995 amount includes trust preferred securities issued in 1995. The 1994 amount includes convertible preferred stock, which was fully converted or redeemed in 1995.

The sharp increase in the 1995 capital ratios was largely due to the sale of $6.1 billion of assets of its individual life insurance and annuity businesses. The company used the cash proceeds from this sale of $525 million to repay debt. As a result of the sale, the 1995 year-end capital ratios exceeded the company's 1995 targets. Accordingly, the capital ratios may decline in the future, as the company redeploys the proceeds from the insurance sale.
     The ratios for both years were impacted by FAS No. 115, which resulted in an increase in shareholders' equity of $94.3 million at December 31, 1995 versus a decrease of $103.6 million at December 31, 1994. Excluding the impact of FAS No. 115, total shareholders' equity increased 10 percent in 1995. Also during 1995, the company redeemed $115 million of preferred stock, and, through its subsidiary Household Capital Trust I, issued $75 million of trust preferred securities. In accordance with the terms of various employee benefit plans, in 1995 the company repurchased one million shares of common stock for employee stock ownership and dividend reinvestment plans and issued $25 million of common stock under these plans. The company intends to periodically fund its employee benefit plans with purchases of the company's common stock in the open market. The company did not purchase any of its common stock in the open market in 1994 for these plans.

PARENT COMPANY   The company's principal source of funds is cash received from its subsidiaries, primarily in the form of dividends and borrowings under intercorporate agreements. In addition, the company received cash from external sources using various equity and debt instruments, including commercial paper marketed by an in-house sales force, totaling $286.5 million at December 31, 1995. At December 31, 1995 the company had $400 million in committed back-up lines of credit to facilitate liquidity for its commercial paper program. None of the lines of credit contained a material adverse change clause that could restrict availability. The company received dividends, net of capital contributions, of $400 and $24 million from its subsidiaries in 1995 and 1994, respectively.
     Funds received by the parent company are disbursed to shareholders and creditors or returned to subsidiaries as capital or advances under intercorporate agreements. In 1995 and 1994, respectively, the company paid $154.0 and $146.5 million of dividends to shareholders. The company's double leverage ratio, which is defined as parent company investments in and advances to subsidiaries divided by consolidated equity, was 1.08 and 1.10 at December 31, 1995 and 1994, respectively.

SUBSIDIARIES   The major use of cash by the company's subsidiaries is the origination or purchase of receivables or investment securities. The main sources of cash for the company's subsidiaries are the collection and sales of receivable balances; maturities or sales of investment securities; proceeds from the issuance of debt; the acceptance of deposits; cash provided by operations; and cash received from policyholders.
     The company's subsidiary, Household Finance Corporation ("HFC"), obtains a majority of its funding through the issuance of commercial paper, medium- and long-term debt and through securitizations and sales of consumer receivables. At December 31, 1995 HFC's outstanding commercial paper totaled $4.0 billion compared to $3.3 billion at December 31, 1994. HFC markets its commercial paper through an in-house sales force, directly reaching more than 300 investors. HFC also markets medium-term notes through investment banks and its in-house sales force and issued a total of $1.3 billion in 1995. During 1995 HFC also issued $1.2 billion of intermediate- and long-term debt to the public through investment banks and brokerage houses. To facilitate liquidity, HFC had committed back-up lines of credit totaling $3.9 billion at December 31, 1995, $400 million of which was limited by the amount utilized by the parent company. None of the back-up lines contained a material adverse change clause which could restrict availability. HFC's debt to equity ratio was 5.5 to 1 at December 31, 1995 compared to 5.9 to 1 at December 31, 1994.
     The company's subsidiary, Household Bank, f.s.b. ("Bank"), utilizes both retail deposits and wholesale funding, including advances from the Federal Home Loan Bank, Federal funds borrowings, repurchase agreements, brokered deposits, bank and other capital market borrowings, and securitizations and sales of credit card receivables. The Bank had approximately $4 billion of available funding capacity at December 31, 1995.
     In the second and third quarters of 1995, the company sold 119 consumer bank branches, including $3.4 billion of customer deposits, in California, Maryland, Virginia, Ohio and Indiana in order to focus its banking activities in Illinois. The company views core deposits as a stable and low-cost source of funding, if gathered efficiently. The company currently intends to grow its deposit base in Illinois. In the fourth quarter of 1994, the company assumed from an unaffiliated thrift institution approximately $1.2 billion in customer deposits through the purchase of 26 consumer bank branch facilities in Illinois. Deposits represented 60 and 86 percent of the Bank's total borrowings at December 31, 1995 and 1994, respectively. In 1992 the Office of Thrift Supervision ("OTS") adopted a rule which classifies savings associations based on capital ratios. At December 31, 1995 the tangible, core and risk-based capital ratio levels for a "well capitalized" institution were 1.5, 5.0 and 10.0 percent, respectively. The Bank's ratios for each of these categories at December 31, 1995 were 6.9, 6.9 and 16.9 percent, respectively.
     Securitizations and sales of consumer receivables have been, and will continue to be, an important source of liquidity for both HFC and the Bank. During 1995 these subsidiaries securitized and sold approximately $5.1 billion of home equity, Visa/MasterCard, merchant participation and other unsecured receivables compared to $4.3 billion in 1994. HFC and the Bank have committed agreements with commercial banks to securitize up to $1.5 billion of credit card receivables, if desired. At December 31, 1995 $1 billion of credit card receivables were securitized under these programs.
     During 1995 Standard & Poor's Ratings Group upgraded the credit rating outlook for the company and HFC from stable to positive, based on stronger reserve coverage and expense control initiatives. At December 31, 1995 the long-term debt and preferred stock of the company and its subsidiaries, HFC and the Bank, had been assigned an "investment grade" rating by four nationally recognized statistical rating organizations. Furthermore, these agencies included the commercial paper of HFC in their highest rating category. Three of these four agencies also include the parent company's commercial paper in their highest rating category. With these ratings, back-up lines of credit and securitization programs, the company believes it and its subsidiaries have sufficient capacity to raise capital to refinance maturing obligations and fund business growth.
     The company's remaining credit and individual life insurance subsidiaries plan for capital needs using targets based on statutory or contractual requirements. At the end of 1995, the estimated risk-based capital ratios of these companies, as defined statutorily, were consistent with their targets. The company believes that the future capital needs of these subsidiaries will be funded through their own operations.
     The company had investments in foreign subsidiaries of $432.2 million at December 31, 1995. Total assets of foreign subsidiaries were $3.4 billion at year-end 1995. The company enters into foreign exchange contracts to hedge its investment in foreign subsidiaries. Foreign currency translation adjustments, net of gains and losses on contracts used to hedge foreign currency fluctuations, totaled net losses of $3.5 million in 1995 and net gains of $9.1 million in 1994, and are included as a component of shareholders' equity. The functional currency for each subsidiary is its local currency. While each foreign subsidiary primarily borrows funds in local currency, the Canadian subsidiary borrowed funds directly in the United States capital market in 1995 and 1994. The United Kingdom subsidiary also borrowed funds in the United States capital market during 1994. These borrowings were converted to their local currencies using foreign currency swaps, allowing the subsidiaries to achieve a lower cost of funds than that available in the subsidiaries' local markets. The company's net realized gains and losses in foreign currency transactions were not material to results of operations or financial position for each of the three years presented.
     Household Global Funding, Inc. ("Global") was established in 1989 to consolidate ownership of the company's Canadian and United Kingdom financial services businesses. During 1994 Global repurchased all of its outstanding preferred stock. The Canadian operation is funded with commercial paper, intermediate- and long-term debt and retail deposits. As discussed on page 22, the Canadian operation sold approximately $725 million of deposits in the fourth quarter of 1995. Deposits were $117 million and $1.1 billion at December 31, 1995 and 1994, respectively. Intermediate- and long-term debt totaled $778 million at year-end 1995 compared with $616 million a year ago. Committed back-up lines of credit for Canada were approximately $370 million compared to approximately $400 million at December 31, 1994. The company has guaranteed payment of the debt obligations of its Canadian subsidiary and Global.
     The United Kingdom operation is funded with wholesale deposits and short- and intermediate-term bank lines of credit. Deposits at year-end 1995 were $543 million compared to $504 million a year earlier. Borrowings from bank lines of credit at year-end 1995 were $650 million compared to $631 million a year ago. The company has guaranteed payment of all debt obligations, except for certain deposits, of its United Kingdom subsidiary. During 1994 the United Kingdom operation completed its first securitization and sale of other unsecured receivables totaling $241 million. In 1995 the United Kingdom subsidiary securitized $288 million of other unsecured receivables.

RISK MANAGEMENT   The company has a comprehensive program which addresses the management and diversification of financial risk, such as interest rate, funding, liquidity, counterparty and currency risk, at all of its entities. Acceptable limits for each of these risks are established by the Finance Committee of the Board of Directors on an annual basis and reviewed semi-annually. The company's asset/liability management committee ("ALCO"), which is composed of senior management, uses these limits to manage these risks both domestically and internationally. Interest rate risk is the exposure of earnings to changes in interest rates. The ALCO sets and monitors policy so that the potential impact

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

on earnings from future changes in interest rates is managed within approved limits. Simulation models are utilized to measure the impact on net interest margin of changes in interest rates. By policy, no more than 25 percent of the company's expected full year earnings per share can be at risk to an immediate 200 basis point increase or decrease in interest rates for 12 months, assuming no additional interest rate risk management actions are taken. Positions that create a risk beyond 15 percent of earnings require specific approval of the chief executive officer of the company. Limits also apply beyond the initial 12-month period. Historically, the company has managed its interest rate risk to levels substantially below those allowed by this policy.
     The company, whenever possible, funds its assets with liability instruments of similar interest rate sensitivity, thereby reducing structural interest rate risk. Over time, customer demand for the company's receivable products shifts from fixed rate to floating rate, and vice versa, based on market conditions and consumer preferences. These shifts result in different funding strategies and produce different interest rate risk exposures. To manage these exposures, as well as its liquidity position, the company may use derivatives to synthetically alter the terms of assets or liabilities. The company does not use any exotic or leveraged derivatives. The company does not serve as a financial intermediary to make markets in any off-balance sheet financial instruments.
     At December 31, 1995 the company managed approximately $25 billion of domestic receivables with variable interest rates, including floating rate credit card, home equity and other unsecured products. To manage liquidity to acceptable levels, these receivables have been funded with $6.7 billion of short-term debt, with the remainder funded by longer-duration liabilities. This situation exposes the company to interest rate risk. The company utilizes derivatives, primarily interest rate swaps, to synthetically alter its exposure to interest rate risk while still controlling liquidity risk. Interest rate swaps are also used to synthetically alter the company's exposure to basis risk, or the risk due to the difference in movement of market rate indices on which assets and liabilities are priced (primarily prime and LIBOR, respectively). Synthetic alteration and hedge transactions are specifically designated to particular assets/liabilities or off-balance sheet items of a similar characteristic. Specific assets or liabilities synthetically altered/hedged may consist of groups of individually small dollar homogeneous items.
     The economic exposure underlying the company's interest rate swap portfolio is minimal. The notional amount is used to determine the fixed or variable rate interest payment due by each counterparty but does not result in an exchange of principal payments. The company's primary exposure on its interest rate swap portfolio is counterparty risk, or the risk that a counterparty may default on a contract when the company is owed money. The potential for economic loss is the interest rate differential determined by reference to the notional amount. Certain interest rate swap agreements entered into by the company require that payments be made to or received from the counterparty when the market value of the agreement reaches a predetermined level. This serves to minimize the company's counterparty risk. Counterparty limits have been established and are closely monitored as part of the overall risk management process. These limits ensure that the company does not have significant exposure to any individual counterparty. Based on estimated peak exposure at December 31, 1995, approximately 96 percent of the company's derivative instrument counterparties were rated A- or better, and 76 percent were rated AA- or better. The company has never suffered a loss due to counterparty failure.
     The company also utilizes exchange traded U.S. dollar interest rate futures and purchased put and call options to hedge the resets of interest rates on the company's variable rate assets and liabilities. For example, short-term borrowings expose the company to interest rate risk. The hedges used reduce that risk, and at the inception of the contract the company designates these futures and options as hedges. The contracts are held until the applicable variable rate asset or liability reset occurs, at which time the contracts are terminated. These terminations are necessary to close out the contract, as the date the rate resets usually does not coincide with the exchange's contract expiration date. During 1994 and 1993 the company utilized forward interest rate contracts primarily to lock in interest rates on committed but unfunded first mortgage loans or first mortgage loans held for sale to the secondary market. In late 1994 the company exited the domestic first mortgage origination business.
     In late 1994 the company discontinued its trading activities. Income or loss from trading activities was not material to the company.
     See Note 7, "Derivative Financial Instruments and Other Financial Instruments With Off-Balance Sheet Risk" for additional information related to interest rate risk management.
     In the accompanying financial statements, Note 11, "Fair Value of Financial Instruments" provides information regarding the fair value of certain financial instruments.
     During 1995 the company invested $76 million in capital expenditures, down compared to the prior year level of $197 million. In 1994 the company incurred expenditures to construct a new credit card facility and develop a comprehensive customer service computer system for the domestic consumer finance business.

STATEMENTS OF INCOME



        Household International, Inc. and Subsidiaries
        In millions, except per share data.
        Year ended December 31                                       1995      1994      1993
        -------------------------------------------------------------------------------------
        Finance income                                           $2,878.8  $2,642.3  $2,561.4
        Interest income from noninsurance investment securities     123.4     131.9     129.3
        Interest expense                                          1,557.1   1,242.7   1,149.5
        -------------------------------------------------------------------------------------
        Net interest margin                                       1,445.1   1,531.5   1,541.2
        Provision for credit losses on owned receivables            761.3     606.8     735.8
        -------------------------------------------------------------------------------------
        Net interest margin after provision for credit losses       683.8     924.7     805.4
        -------------------------------------------------------------------------------------
        Securitization income                                       873.6     655.5     436.0
        Insurance premiums and contract revenues                    322.1     282.0     288.3
        Investment income                                           470.2     514.4     574.0
        Fee income                                                  196.4     250.5     292.6
        Other income                                                279.9     126.7     172.9
        -------------------------------------------------------------------------------------
        Total other revenues                                      2,142.2   1,829.1   1,763.8
        -------------------------------------------------------------------------------------
        Salaries and fringe benefits                                545.6     656.6     615.4
        Occupancy and equipment expense                             222.1     243.4     225.3
        Other marketing expenses                                    359.5     327.4     228.5
        Other servicing and administrative expenses                 470.6     533.7     510.2
        Policyholders' benefits                                     474.5     464.4     539.1
        -------------------------------------------------------------------------------------
        Total costs and expenses                                  2,072.3   2,225.5   2,118.5
        -------------------------------------------------------------------------------------
        Income before income taxes                                  753.7     528.3     450.7
        Income taxes                                                300.5     160.7     152.0
        -------------------------------------------------------------------------------------
        Net income                                               $  453.2  $  367.6  $  298.7
        =====================================================================================

EARNINGS PER COMMON SHARE

        Net income                                               $  453.2  $  367.6  $  298.7
        Preferred dividends                                         (26.4)    (27.6)    (28.2)
        -------------------------------------------------------------------------------------
        Earnings available to common shareholders                $  426.8  $  340.0  $  270.5
        =====================================================================================
        Average common and common equivalent shares                  99.3      97.2      94.8
        -------------------------------------------------------------------------------------
        Fully diluted earnings per common share                  $   4.30  $   3.50  $   2.85
        -------------------------------------------------------------------------------------
        Primary earnings per common share                        $   4.31  $   3.52  $   2.91
        -------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

        Household International, Inc. and Subsidiaries
        In millions.
        At December 31                                                                 1995         1994
        ------------------------------------------------------------------------------------------------
ASSETS
        Cash                                                                      $   270.4    $   541.2
        Investment securities (fair value of $4,639.5 and $8,961.2)                 4,639.5      9,004.5
        Receivables, net                                                           21,844.1     20,778.3
        Assets pending sale                                                              --        398.3
        Deferred insurance policy acquisition costs                                     5.6        621.4
        Acquired intangibles                                                          578.5        649.9
        Properties and equipment                                                      391.7        512.0
        Real estate owned                                                             136.5        182.8
        Other assets                                                                1,352.5      1,650.0
        ------------------------------------------------------------------------------------------------
        Total assets                                                              $29,218.8    $34,338.4
        ================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
        Debt:
          Deposits                                                                $ 4,708.8    $ 8,439.0
          Commercial paper, bank and other borrowings                               6,659.4      4,372.1
          Senior and senior subordinated debt
            (with original maturities over one year)                               11,227.9     10,274.1
        ------------------------------------------------------------------------------------------------
        Total debt                                                                 22,596.1     23,085.2
        Insurance policy and claim reserves                                         2,229.3      6,715.8
        Other liabilities                                                           1,422.5      2,014.4
        ------------------------------------------------------------------------------------------------
        Total liabilities                                                          26,247.9     31,815.4
        Company obligated mandatorily redeemable preferred
          securities of subsidiary trust*                                              75.0           --
        Convertible preferred stock subject to mandatory redemption                      --          2.6
        Preferred stock**                                                             205.0        320.0
        Common shareholders' equity**                                               2,690.9      2,200.4
        ------------------------------------------------------------------------------------------------
        Total liabilities and shareholders' equity                                $29,218.8    $34,338.4
        ================================================================================================

       *As described in Note 8 to the financial statements, the sole asset of the trust is $75 million of 8.25 percent Junior Subordinated Debentures due June 30, 2025 issued by Household International, Inc.

      **See the Statements of Changes in Preferred Stock and Common
        Shareholders' Equity on page 36 for number of shares issued and outstanding.

        The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS


          Household International, Inc. and Subsidiaries
          In millions.
          Year ended December 31                                                 1995           1994           1993
-------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATIONS
          Net income                                                       $    453.2     $    367.6     $    298.7
          Adjustments to reconcile net income to net cash provided
           by operations:
            Provision for credit losses on owned receivables                    761.3          606.8          735.8
            Insurance policy and claim reserves                                 404.7          240.2          226.7
            Depreciation and amortization                                       263.7          243.3          243.1
          Net realized (gains) losses from sales of assets                     (188.7)          41.3           29.3
          Deferred insurance policy acquisition costs                           (58.5)         (94.7)         (86.6)
           Deferred income tax provision                                         (2.5)          (1.2)          (6.3)
            Other, net                                                         (260.7)         356.8          264.1
          ---------------------------------------------------------------------------------------------------------
          Cash provided by operations                                         1,372.5        1,760.1        1,704.8
-------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN OPERATIONS
          Investment securities available-for-sale:
            Purchased                                                        (4,299.3)      (2,478.0)        (561.1)
            Matured                                                             902.1          384.1          152.3
            Sold                                                              3,081.1        1,963.2        1,157.9
          Investment securities held-to-maturity:
            Purchased                                                          (558.7)        (767.1)      (3,492.0)
            Matured                                                             465.1          534.1        1,118.6
            Sold                                                                 34.2             --          834.3
          Short-term investment securities, net change                          348.5         (320.9)        (154.2)
          Receivables, excluding Visa*/MasterCard*:
           Originated or purchased                                          (13,071.1)     (12,186.4)     (10,218.4)
           Collected                                                          7,426.6        7,517.7        7,784.6
           Sold                                                               4,370.3        3,211.4        2,351.8
          Visa/MasterCard receivables:
           Originated or collected, net                                     (20,542.0)     (14,321.3)      (8,729.8)
           Purchased                                                           (570.0)            --             --
           Sold                                                              20,181.2       13,735.1        7,483.2
          Acquisition (disposition) of banking organizations:
          Assets (acquired) sold, net                                           975.6         (101.3)         (53.5)
          Deposits and other liabilities assumed (sold), net                 (4,061.9)       1,158.7          362.0
          Disposition of product lines of life insurance business               575.0             --             --
          Acquisition of other businesses, net                                  (58.7)        (145.6)            --
          Properties and equipment purchased                                    (76.4)        (196.9)        (110.2)
          Properties and equipment sold                                          35.9            9.8            8.2
          ---------------------------------------------------------------------------------------------------------
          Cash decrease from investments in operations                       (4,842.5)      (2,003.4)      (2,066.3)
-------------------------------------------------------------------------------------------------------------------
FINANCING AND CAPITAL TRANSACTIONS
          Short-term debt, net change                                         1,956.7       (1,112.5)         590.0
          Time certificates accepted                                          2,971.8        3,372.6        2,340.9
          Time certificates paid                                             (2,243.0)      (3,429.9)      (3,320.8)
          Senior and senior subordinated debt issued                          3,258.0        4,511.4        2,765.0
          Senior and senior subordinated debt retired                        (2,414.4)      (3,164.8)      (2,645.3)
          Policyholders' benefits paid                                         (805.3)        (559.0)        (341.2)
          Cash received from policyholders                                      669.0          966.6          859.7
          Shareholders' dividends                                              (154.0)        (146.5)        (141.3)
          Issuance of company obligated mandatorily
          redeemable preferred securities of subsidiary trust                    75.0             --             --
          Issuance of preferred stock                                              --             --          100.0
          Redemption of preferred stock                                        (115.0)            --         (80.0)
          Purchase of treasury stock                                            (59.7)            --             --
          Issuance of common stock                                               24.7           13.6          313.3
          ---------------------------------------------------------------------------------------------------------
          Cash increase from financing and
          capital transactions                                                3,163.8          451.5          440.3
          ---------------------------------------------------------------------------------------------------------
          Effect of exchange rate changes on cash                                35.4           15.6          (17.2)
          ---------------------------------------------------------------------------------------------------------
          Increase (decrease) in cash                                          (270.8)         223.8           61.6
          Cash at January 1                                                     541.2          317.4          255.8
          ---------------------------------------------------------------------------------------------------------
          Cash at December 31                                              $    270.4     $    541.2     $    317.4
          =========================================================================================================
          Supplemental cash flow information:
          Interest paid                                                    $  1,508.2     $  1,249.8     $  1,188.2
          ---------------------------------------------------------------------------------------------------------
          Income taxes paid                                                     171.0          185.2          128.8
          =========================================================================================================


 The accompanying notes are an integral part of these financial statements. *VISA and MasterCard are registered trademarks of VISA USA, Inc. and MasterCard
 International, Incorporated, respectively.

STATEMENTS OF CHANGES IN PREFERRED STOCK AND COMMON SHAREHOLDERS' EQUITY

                                                                                                     Common Shareholders' Equity
                                                                ------------------------------------------------------------------
                                               Nonconvertible              Additional                               Total Common
Household International, Inc, and Subsidiaries      Preferred    Common       Paid-in     Retained                  Shareholders'
All dollar amounts are stated in millions.              Stock     Stock       Capital     Earnings         Other(1)       Equity
----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                        $ 300.0      $ 55.6       $ 275.6    $ 2,018.9       $ (804.5)     $ 1,545.6
    Net income                                                                               298.7                         298.7
    Cash dividends--preferred, at stated rates                                               (31.1)                        (31.1)
    Cash dividends--common, $1.18 per share                                                 (110.2)                       (110.2)
    Foreign currency translation adjustments                                                                (14.1)         (14.1)
    Conversion of preferred stock                                    .8          16.4                                       17.2
    Exercise of stock options                                        .3          15.5                                       15.8
    Issuance of common stock                                                     87.8                       225.5          313.3
    Stock split, two-for-one                                       56.6         (56.6)                                       --
    Issuance of nonconvertible preferred stock        100.0                       (.1)                                       (.1)
    Redemption of nonconvertible preferred stock      (80.0)                     (1.3)                                      (1.3)
    Unrealized gain on investments, net                                                                      44.5           44.5
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                          320.0       113.3         337.3      2,176.3         (548.6)       2,078.3
    Net income                                                                               367.6                         367.6
    Cash dividends--preferred, at stated rates                                               (28.5)                        (28.5)
    Cash dividends--common, $1.23 per share                                                 (118.0)                       (118.0)
    Foreign currency translation adjustments                                                                  9.1            9.1
    Conversion of preferred stock                                   1.5          15.4                                       16.9
    Exercise of stock options                                        .2           5.3                                        5.5
    Issuance of common stock                                                      4.1                         9.5           13.6
    Unrealized gain on investments, net                                                                    (144.1)        (144.1)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                          320.0       115.0         362.1      2,397.4         (674.1)       2,200.4
    Net income                                                                               453.2                         453.2
    Cash dividends--preferred, at stated rates                                               (26.5)                        (26.5)
    Cash dividends--common, $1.31 per share                                                 (127.5)                       (127.5)
    Foreign currency translation adjustments                                                                 (3.5)          (3.5)
    Conversion of preferred stock                                    .2           3.4                                        3.6
    Exercise of stock options                                                     6.6                        21.7           28.3
    Issuance of common stock                                                     11.3                        13.4           24.7
    Purchase of treasury stock                                                                              (59.7)         (59.7)
    Redemption of nonconvertible preferred stock     (115.0)
    Unrealized gain on investments, net                                                                     197.9          197.9
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                        $ 205.0      $115.2        $383.4     $2,696.6       $ (504.3)      $2,690.9
===================================================================================================================================
 (1)At December 31, 1995, 1994, 1993 and 1992 items in the other column include cumulative adjustments for: foreign currency translation adjustments of $(127.1), $(123.6), $(132.7) and $(118.6) million, respectively; common stock in treasury of  $(471.5), $(446.9), $(456.4) and $(681.9) million, respectively; and unrealized gains (losses) on marketable equity securities and available-for-sale investments of $94.3, $(103.6), $40.5 and $(4.0) million, respectively. Effective December 31,
    1993 the company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and
    Equity Securities" ("FAS No. 115"). As a result of implementing FAS No. 115, the gross unrealized gain (loss) on available-for-sale investments at December 31, 1995, 1994 and 1993 of $142.6, $(292.4) and $152.8 million, respectively, is recorded net of income taxes (benefit) of $48.3, $(57.5) and $22.1 million, respectively. At December 31, 1994 and 1993, the unrealized gain (loss) on certain available-for-sale investments of the life insurance operation were recorded net of related unrealized deferred insurance policy acquisition cost adjustments of $(131.3) and $90.2 million, respectively.



                                                                                                               Common Stock(2)
                                                                       ------------------------------------------------------
                                                    Nonconvertible
    Shares                                          Preferred Stock            Issued        In Treasury       Net Outstanding
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                             2,550,000        55,548,802        (14,110,669)           41,438,133
    Exercise of common stock options                                         316,732                                  316,732
    Conversion of $6.25 preferred stock                                      812,430                                  812,430
    Issuance of common stock                                                                  4,902,574             4,902,574
    Stock split, two-for-one                                              56,576,057         (9,597,794)           46,978,263
    Issuance of nonconvertible preferred stock             100,000
    Redemption of nonconvertible preferred stock          (800,000)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                             1,850,000       113,254,021        (18,805,889)           94,448,132
    Exercise of common stock options                                         213,962                                  213,962
    Conversion of $6.25 preferred stock                                    1,540,756                                1,540,756
    Issuance of common stock                                                                    399,748               399,748
-----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                             1,850,000       115,008,739        (18,406,141)           96,602,598
    Exercise of common stock options                                                            812,576               812,576
    Conversion of $6.25 preferred stock                                      222,436                                  222,436
    Issuance of common stock                                                                    523,919               523,919
    Purchase of treasury stock                                                               (1,000,000)           (1,000,000)
    Redemption of nonconvertible preferred stock        (1,150,000)
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                               700,000       115,231,175        (18,069,646)           97,161,529
=============================================================================================================================

     (2)At December 31, 1995 and 1994 the company had authorized 150 million shares of $1 par value common stock.
        The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Household International, Inc. and Subsidiaries

Household International, Inc. and subsidiaries (the "company") is primarily engaged in the business of consumer lending in the United States, the United Kingdom and Canada. The company makes the following types of loans to "middle-market" customers: home equity, Visa/MasterCard, merchant participation and other unsecured. The company's receivable portfolio also includes traditional first mortgages, which the company no longer originates, and commercial loans and leases, including discontinued commercial product lines.

     The company also offers credit and specialty insurance in the United States, the United Kingdom and Canada. In October 1995 the company sold the individual life and annuity product lines of the Individual Life Insurance segment. Remaining insurance lines include periodic payment annuities and corporate owned life insurance products. These products are no longer being offered by the company and are being liquidated. Due to the insignificance of the remaining insurance product lines, the company will now report results for the former Finance and Banking segment and the remaining insurance product lines on a combined basis.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION    The financial statements include the accounts of
Household International, Inc. and all subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year's presentation.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT SECURITIES    The company maintains investment portfolios in both
its noninsurance and insurance operations. These portfolios are comprised primarily of debt securities. The insurance portfolio also includes policy loans. In accordance with FAS No. 115, investment securities may be classified in three separate categories: trading, available-for-sale or held-to-maturity. Trading investments are bought and held principally for the purpose of selling them in the near term and are carried at fair value. Adjustments to the carrying value of trading investments are included in current earnings. The company had no trading investments at December 31, 1995. Investments which the company has the positive intent and ability to hold to maturity are defined as held-to-maturity and carried at amortized cost. Available-for-sale investments are intended to be invested for an indefinite period but may be sold in response to events reasonably expected in the foreseeable future. These investments are carried at fair value. As discussed on page 40, the company reclassified its entire held-to-maturity investment portfolio to available-for-sale in the fourth quarter of 1995.
     Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity, net of income taxes. Prior to the sale of the individual life and annuity lines of business of the insurance operation, unrealized holding gains and losses on certain available-for-sale investments were also recorded net of related unrealized deferred insurance policy acquisition cost adjustments. Any decline in the fair value of investments which is deemed to be other than temporary is charged against current earnings.
     Cost of investment securities sold by the insurance operation generally is determined using the first-in, first-out ("FIFO") method, and cost of noninsurance investment securities sold is determined by specific identification. Interest income earned on the noninsurance investment portfolio is classified in the statements of income in net interest margin. Realized gains and losses from the noninsurance portfolio and investment income from the insurance portfolio are recorded in investment income. Accrued investment income is classified with investment securities.

RECEIVABLES    Receivables are carried at amortized cost. The company
periodically sells receivables from its home equity, Visa/MasterCard, merchant participation and other unsecured portfolios. Because these receivables were originated with variable rates of interest or rates comparable to those currently offered by the company for such receivables, carrying value approximates fair value.
     Finance income is recognized using the effective yield method and is classified on the balance sheets, to the extent not collected, with the related receivables. Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. Annual fees on Visa/MasterCard receivables are netted with direct lending costs associated with the issuance of the cards. The net amount is deferred and amortized on a straight-line basis over one year. Net deferred direct lending costs (income) related to Visa/MasterCard receivables totaled $(3.5) and $9.4 million at December 31, 1995 and 1994, respectively.
     Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets, since payments on such policies generally are used to reduce outstanding receivables. Provisions for credit losses are made in amounts sufficient to maintain reserves at a level considered adequate to cover probable losses of principal and earned interest in the existing portfolio of owned receivables. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience. For commercial loans, probable losses are calculated using estimates of amounts and timing of future cash flows expected to be received on loans for which the collection of principal and interest is not probable, as well as management's assessment of general

Household International, Inc. and Subsidiaries

reserve requirements. These estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside the company's control, such as economic conditions in the countries where the company operates, there is uncertainty inherent in these estimates, making it reasonably possible that they could change. The company's chargeoff policy for all consumer receivables, except bankrupt Visa/MasterCard accounts, is based on contractual delinquency over periods ranging from 4 to 9 months. Bankrupt Visa/MasterCard accounts are charged off on a timely basis after receipt of bankruptcy notification. Commercial loans are written off when it becomes apparent that an account is uncollectible.

NONACCRUAL LOANS    Nonaccrual loans are loans on which accrual of interest has been suspended. Interest income is suspended on all loans when principal or interest payments are more than three months contractually past due, except for Visa/MasterCard receivables and private-label credit cards, which are included in the merchant participation product line. On these credit card receivables, interest continues to accrue until the receivable is charged off. There were no commercial loans at December 31, 1995 which were 90 days or more past due which remained on accrual status. Accrual of income on nonaccrual consumer receivables is not resumed until such receivables become less than three months contractually past due. Accrual of income on nonaccrual commercial loans is not resumed until such loans become contractually current. Cash payments received on nonaccrual commercial loans are either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal.

RECEIVABLES SOLD AND SERVICED WITH LIMITED RECOURSE AND SECURITIZATION
INCOME    Certain home equity, Visa/MasterCard, merchant participation and other unsecured receivables have been securitized and sold to investors with limited recourse. The servicing rights to these receivables have been retained by the company. Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the lives of the receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables sold and securities issued, delinquency of receivables sold, normal servicing fees, operating expenses and other factors. The resulting gain is reduced by establishing a reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying statements of income as securitization income.

PROPERTIES AND EQUIPMENT    Properties and equipment are recorded at cost and
depreciated over their estimated useful lives principally using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

REAL ESTATE OWNED    Real estate owned is valued at the lower of cost or fair
value less estimated costs to sell. Costs of holding this real estate, and related gains and losses on disposition, are credited or charged to operations as incurred. These values are periodically reviewed and reduced, if appropriate.

INSURANCE    Premiums for specialty and credit insurance are recognized over the period at risk in relationship to anticipated claims. Premiums received on universal life and annuity policies ("interest-sensitive policies") are considered insurance deposits. Revenues on interest-sensitive policies consist of contract charges against policyholders' accounts and are reported in the period assessed. Costs associated with acquisition of insurance risks are deferred and generally amortized in relation to premium revenues on credit insurance and in relation to gross profits on interest-sensitive policies.
     The liability for future contract benefits on interest-sensitive policies is computed in accordance with the retrospective deposit method using interest rates which vary with rates credited to policyholders' accounts. Liabilities for future policy benefits on specialty insurance products are computed using the net level premium method, based upon estimated future investment yields, mortality and withdrawals appropriate when the policies were issued. Mortality and withdrawal assumptions principally are based on industry tables. Policy and contract claim reserves are based on estimated settlement amounts for both reported and incurred but not reported losses.

ACQUIRED INTANGIBLES    Acquired intangibles consist of the cost of investments
in excess of net tangible assets acquired, and acquired credit card and core deposit relationships. Acquired credit card relationships comprised 80 and 64 percent, respectively, of the total acquired intangibles balance at December 31, 1995 and 1994. Acquired credit card relationships are amortized on a straight-line basis over their estimated remaining lives, not to exceed 10 years. Other intangible assets are amortized using straight-line and other methods over their estimated useful lives, not to exceed 15 years. The average amortization period for acquired intangibles was approximately 7 years in 1995, 1994 and 1993.

TREASURY STOCK    The company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Repurchases of convertible preferred stock subject to mandatory redemption were accounted for using the par value method with the excess of cost over stated value of repurchased preferred stock charged to retained earnings. Treasury stock reissued is removed from the accounts at average cost.

INTEREST RATE CONTRACTS    The nature and composition of the company's assets
and liabilities and off-balance sheet items expose the company to interest rate risk. The company enters into a variety of interest rate contracts in the management of its interest rate exposure and, prior to December 31, 1994, in its trading activities. Interest rate swaps are the principal vehicle used to manage interest rate risk; however, interest rate futures, options, caps and floors, and forward contracts also are utilized.
     Interest rate swaps are designated, and effective, as synthetic alterations of specific assets or liabilities (or specific groups of assets or liabilities) and off-balance sheet items. The interest rate differential to be paid or received on these contracts is accrued and included in net interest margin in the statements of income. The related accrual is classified as other liabilities on the accompanying balance sheets.
     Interest rate futures, forwards, options, caps and floors used in hedging the company's exposure to interest rate fluctuations are designated, and effective, as hedges of balance sheet items. Anticipatory hedges are designated, and effective, as hedges of identified transactions which are probable to occur. During 1995, 1994 and 1993 the company's use of anticipatory hedges was insignificant. If interest rate contracts are terminated early, the realized gains and losses are deferred and amortized over the life of the hedged items as adjustments to net interest margin in the statements of income. These deferred gains and losses are recorded on the accompanying balance sheets as adjustments to the carrying amount of the hedged items. Interest rate contracts not used in the company's trading activities are recorded at amortized cost.
     In late 1994, the company discontinued its trading activities. Prior to that, interest rate contracts used in the company's trading activities were carried at fair value. Changes in fair value were included in other income.

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

2. INVESTMENT SECURITIES

                                                      1995                  1994
                                      --------------------  --------------------
     In millions.                     CARRYING              Carrying
     At December 31                      VALUE  FAIR VALUE     Value  Fair Value
     ---------------------------------------------------------------------------
     TRADING INVESTMENTS
     Government securities and other                        $   17.3    $   17.3
     ---------------------------------------------------------------------------
     AVAILABLE-FOR-SALE INVESTMENTS
     Marketable equity securities     $  327.1    $  327.1      60.3        60.3
     Corporate debt securities         1,560.0     1,560.0   2,595.9     2,595.9
     Government debt securities          142.1       142.1     379.3       379.3
     Mortgage-backed securities        1,053.7     1,053.7   1,755.6     1,755.6
     Policy loans                        821.4       821.4        --          --
     Other                               690.9       690.9     209.3       209.3
     ---------------------------------------------------------------------------
     Subtotal                          4,595.2     4,595.2   5,000.4     5,000.4
     ---------------------------------------------------------------------------
     HELD-TO-MATURITY INVESTMENTS
     Corporate debt securities                               1,906.1     1,897.2
     Government debt securities                                 34.4        30.9
     Mortgage-backed securities                              1,136.5     1,116.8
     Mortgage loans on real estate                             161.9       158.5
     Policy loans                                               72.7        72.7
     Other                                                     549.9       542.1
     ---------------------------------------------------------------------------
     Subtotal                                                3,861.5     3,818.2
     ---------------------------------------------------------------------------
     Accrued investment income            44.3        44.3     125.3       125.3
     ---------------------------------------------------------------------------
     Total investment securities      $4,639.5    $4,639.5  $9,004.5    $8,961.2
     ===========================================================================

Household International, Inc. and Subsidiaries

The company's insurance subsidiaries held $2.9 and $7.0 billion of the investment securities at December 31, 1995 and 1994, respectively. Policy loans held by the company's insurance subsidiaries are classified as investment securities at December 31, 1995, consistent with insurance industry practice.
     There were no changes in net unrealized holding gains or losses from trading investments in 1995. Included in the company's earnings for 1994 and 1993 were changes in net unrealized holding gains (losses) of $(.4) and $1.3 million, respectively, from trading investments.
     Proceeds from the sale of available-for-sale investments totaled approximately $3.1, $2.0 and $1.2 billion in 1995, 1994 and 1993, respectively. Gross gains of $18.4, $35.5 and $49.7 million and gross losses of $4.9, $25.7 and $7.9 million in 1995, 1994 and 1993, respectively, were realized on those sales. The sales in 1995 were exclusive of the sale of investment securities in connection with the disposition of the individual life and annuity lines of business.
     During 1995 the company sold $33.7 million of held-to-maturity investment securities due to the significant deterioration in the creditworthiness of the issuers of the securities. Because of the disposition of the individual life and annuity product lines and the company's decision to discontinue its remaining life insurance product lines, the company reassessed the classification of the remaining held-to-maturity portfolio and reclassified the entire held-to-maturity investment portfolio to available-for-sale in the fourth quarter of 1995. There were no investments transferred from held-to-maturity to available-for-sale in 1994. There were no sales of held-to-maturity investments in 1994. The amortized cost of held-to-maturity investments transferred to available-for-sale in 1993 was $3.7 billion. Proceeds from sales of held-to-maturity investments were $834.3 million during 1993. Sales and transfers of held-to-maturity investments in 1993 were due to restructuring of the investment security portfolio in anticipation of the adoption of FAS No. 115 on December 31, 1993. Gross gains of $.5 and $48.1 million were realized on sales of held-to-maturity investments in 1995 and 1993, respectively. There were no gross losses on sales of held-to-maturity investments in 1995. Gross losses of $9.6 million were realized on sales of held-to-maturity investments in 1993.
     The gross unrealized gains (losses) of investment securities were as follows:


                                                                    1995                                          1994
                                ----------------------------------------    ------------------------------------------
                                                GROSS       GROSS                           Gross       Gross
In millions.                    AMORTIZED  UNREALIZED  UNREALIZED   FAIR    Amortized  Unrealized  Unrealized     Fair
At December 31, 1995                 COST       GAINS      LOSSES  VALUE         Cost       Gains      Losses    Value
----------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE INVESTMENTS
Marketable equity securities     $  321.6      $  7.3   $ (1.8)  $  327.1   $   63.1       $ 1.7    $  (4.5)  $   60.3
Corporate debt securities         1,433.2       131.0     (4.2)   1,560.0    2,771.6         3.7     (179.4)   2,595.9
Government debt securities          140.2         2.2      (.3)     142.1      394.6          .2      (15.5)     379.3
Mortgage-backed securities        1,046.5        15.1     (7.9)   1,053.7    1,853.9         5.2     (103.5)   1,755.6
Policy loans                        821.4          --       --      821.4         --          --         --         --
Other                               689.7         1.2       --      690.9      209.6          --        (.3)     209.3
----------------------------------------------------------------------------------------------------------------------
Total available-for-sale
  investments                    $4,452.6      $156.8   $(14.2)  $4,595.2   $5,292.8       $10.8    $(303.2)  $5,000.4
======================================================================================================================

HELD-TO-MATURITY INVESTMENTS
Corporate debt securities                                                   $1,906.1       $33.8    $ (42.7)  $1,897.2
Government debt securities                                                      34.4          .1       (3.6)      30.9
Mortgage-backed securities                                                   1,136.5        15.5      (35.2)   1,116.8
Mortgage loans on real estate                                                  161.9         1.8       (5.2)     158.5
Policy loans                                                                    72.7          --          --      72.7
Other                                                                          549.9          .2       (8.0)     542.1
----------------------------------------------------------------------------------------------------------------------
Total held-to-maturity
  investments                          --          --       --         --   $3,861.5       $51.4    $ (94.7)  $3,818.2
======================================================================================================================

See Note 11, "Fair Value of Financial Instruments" for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.
     As of December 31, 1995 the company did not hold any debt or equity securities from a single issuer that exceeded 10 percent of the company's total shareholders' equity.
     Contractual maturities and yields of investments in debt securities were as follows:

                                        Corporate Securities         Government Securities      All Other Debt Securities
                             -------------------------------  ----------------------------  -----------------------------
In millions.                 Amortized       Fair             Amortized      Fair           Amortized       Fair
At December 31, 1995              Cost      Value     Yield*       Cost     Value   Yield*       Cost      Value   Yield*
-------------------------------------------------------------------------------------------------------------------------
Due within 1 year             $  136.0   $  136.0      6.34%     $ 20.5    $ 20.6    6.52%   $    1.2   $     .2    9.47%
After 1 but within 5 years       134.4      142.7      8.18        31.5      31.7    5.92        47.6       48.9    7.76
After 5 but within 10 years      226.0      241.2      8.20        57.7      58.4    5.78        44.2       45.3    7.23
After 10 years                   936.8    1,040.1      8.26        30.5      31.4    6.49       965.7      972.8    7.41
------------------------------------------------------------------------------------------------------------------------
Total                         $1,433.2   $1,560.0      8.06%     $140.2    $142.1    6.07%   $1,058.7   $1,067.2    7.42%
========================================================================================================================

*Computed by dividing annualized interest by the amortized cost of the respective investment securities.

3. RECEIVABLES

        In millions.
        At December 31                                                         1995               1994
        ----------------------------------------------------------------------------------------------
        First mortgage                                                    $ 2,066.9          $ 3,364.2
        Home equity                                                         4,148.2            2,865.6
        Visa/MasterCard                                                     5,512.0            4,788.9
        Merchant participation                                              3,696.2            2,564.9
        Other unsecured                                                     5,019.2            5,137.2
        Commercial                                                          1,289.6            1,834.8
        ----------------------------------------------------------------------------------------------
        Total owned receivables                                            21,732.1           20,555.6
        Accrued finance charges                                               381.6              305.0
        Credit loss reserve for owned receivables                            (720.4)            (546.0)
        Unearned credit insurance premiums and claims reserves               (159.9)            (122.2)
        Amounts due and deferred from receivables sales                     1,067.7              922.4
        Reserve for receivables serviced with limited recourse               (457.0)            (336.5)
        ----------------------------------------------------------------------------------------------
        Total receivables owned, net                                       21,844.1           20,778.3
        Receivables serviced with limited recourse                         14,884.6           12,495.1
        ----------------------------------------------------------------------------------------------
        Total managed receivables, net                                    $36,728.7          $33,273.4
        ==============================================================================================

Foreign receivables included in receivables owned were as follows:

                                                                  1995                           1994
                                              ------------------------         ----------------------
        In millions.                                            UNITED                         United
        At December 31                          CANADA         KINGDOM           Canada       Kingdom
        ---------------------------------------------------------------------------------------------
        First mortgage                        $   61.4        $    4.2         $  996.7      $    4.4
        Home equity                              281.7           149.3            303.8         141.3
        Visa/MasterCard                             --           430.1               --         330.2
        Merchant participation                   410.0           532.6            283.6         438.0
        Other unsecured                          367.5           537.4            406.4         532.1
        Commercial                                56.1              --             54.2            --
        ---------------------------------------------------------------------------------------------
        Total                                 $1,176.7        $1,653.6         $2,044.7      $1,446.0
        =============================================================================================

Outstanding advances from the Federal Home Loan Bank and other borrowings of the company's banking subsidiary were required to be secured by first mortgage and other unsecured receivables totaling approximately $1 billion at December 31, 1995. Receivables held for trade, which were first mortgage loans that were originated or purchased with the intent to be resold, totaled $25.1 million at December 31, 1994. There were no receivables held for trade at December 31, 1995 as a result of the company's exit from the domestic first mortgage origination business in late 1994.
     The company has securitized and sold certain receivables which it services with limited recourse. Securitizations and sales of receivables, including replenishments of certificate holder interests, were as follows:


        In millions.
        Year ended December 31                                1995               1994            1993
        ---------------------------------------------------------------------------------------------
        Home equity                                      $ 1,135.2          $ 1,418.6        $1,667.5
        Visa/MasterCard                                   20,181.2           13,735.1         7,563.2
        Merchant participation                               644.0            1,093.6           213.6
        Other unsecured                                    1,535.3              241.0              --
        ---------------------------------------------------------------------------------------------
        Total                                            $23,495.7          $16,488.3        $9,444.3
        =============================================================================================

Household International, Inc. and Subsidiaries

The outstanding balance of receivables serviced with limited recourse consisted of the following:

In millions.
At December 31                                     1995               1994
--------------------------------------------------------------------------
Home equity                                   $ 4,661.9          $ 5,074.6
Visa/MasterCard                                 7,831.1            6,311.3
Merchant participation                            750.0              868.2
Other unsecured                                 1,641.6              241.0
--------------------------------------------------------------------------
Total                                         $14,884.6          $12,495.1
==========================================================================



The combination of receivables owned and receivables serviced with limited recourse, which the company considers its managed portfolio, is shown below:



In millions.
At December 31                                     1995              1994
-------------------------------------------------------------------------
First mortgage                                $ 2,066.9         $ 3,364.2
Home equity                                     8,810.1           7,940.2
Visa/MasterCard                                13,343.1          11,100.2
Merchant participation                          4,446.2           3,433.1
Other unsecured                                 6,660.8           5,378.2
Commercial                                      1,289.6           1,834.8
-------------------------------------------------------------------------
Managed receivables                           $36,616.7         $33,050.7
=========================================================================


For certain securitizations, wholly-owned subsidiaries were created (HFC Revolving Corporation, HRSI Funding, Inc., HFS Funding Corporation, Household Finance Receivables Corporation II, Household Receivables Funding Corporation, Household Receivables Funding Corporation II, Household Affinity Funding Corporation, HFC Funding Corporation, Household Receivables Funding, Inc., Household Consumer Loan Corporation and Household Card Funding Corporation) for the limited purpose of consummating such transactions.
     The amount due and deferred from receivables sales of $1,067.7 million at December 31, 1995 included unamortized excess servicing assets and funds established pursuant to the recourse provisions and holdback reserves for certain sales totaling $1,050.4 million. The amount due and deferred also included customer payments not yet remitted by the securitization trustee to the company. In addition, the company has made guarantees relating to certain securitizations of $265.1 million plus unpaid interest and has subordinated interests in certain transactions, which are recorded as receivables, for $398.5 million at December 31, 1995. The company has an agreement with a "AAA"-rated third party who will indemnify the company for up to $21.2 million in losses related to certain securitization transactions. The company maintains credit loss reserves pursuant to the recourse provisions for receivables serviced with limited recourse which are based on estimated probable losses under such provisions. These reserves totaled $457.0 million at December 31, 1995 and represent the company's best estimate of probable losses on receivables serviced with limited recourse.
     Contractual maturities of owned receivables were as follows:


In millions.
At December 31, 1995        1996      1997      1998      1999      2000  Thereafter      Total
-----------------------------------------------------------------------------------------------
First mortgage          $   41.3  $   11.5  $   31.2  $    6.5  $    7.4   $ 1,969.0  $ 2,066.9
Home equity                633.3     332.4     268.5     230.6     216.3     2,467.1    4,148.2
Visa/MasterCard            608.1     512.0     441.8     387.4     341.8     3,220.9    5,512.0
Merchant participation     868.3     383.5     335.7     282.7     179.8     1,646.2    3,696.2
Other unsecured          1,436.3     746.1     575.5     455.7     364.1     1,441.5    5,019.2
Commercial                 304.8     127.0     129.5     107.7      42.8       577.8    1,289.6
-----------------------------------------------------------------------------------------------
Total                   $3,892.1  $2,112.5  $1,782.2  $1,470.6  $1,152.2   $11,322.5  $21,732.1
===============================================================================================

First mortgages have maximum terms of up to 30 years, whereas other consumer receivables have substantially shorter maximum terms. A substantial portion of all consumer receivables, based on the company's experience, will be paid prior to contractual maturity. This tabulation, therefore, is not to be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding Visa/MasterCard receivables, approximated 44 and 49 percent in 1995 and 1994, respectively.
     The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

                                                         Over 1
In millions.                                         But Within       Over
At December 31, 1995                                    5 years    5 Years
--------------------------------------------------------------------------
Receivables at predetermined interest rates            $2,391.7  $ 3,614.3
Receivables at floating or adjustable rates             4,125.8    7,708.2
--------------------------------------------------------------------------
Total                                                  $6,517.5  $11,322.5
==========================================================================

Nonaccrual owned consumer receivables totaled $436.1 million at December 31, 1995, including $102.6 million relating to foreign operations. Interest income that would have been recorded in 1995 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $64 million, including $18 million relating to foreign operations. Interest income that was included in net income for 1995, prior to these loans being placed on nonaccrual status, was approximately $34 million, including $8 million relating to foreign operations.
     Effective January 1, 1995, the company adopted Statement of Financial Accounting Standards ("FAS") No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by FAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which requires that a loan be recognized as impaired when it is probable that all contractual amounts due will not be repaid. FAS No. 114 specifically excludes groups of small dollar, homogeneous loans where collectibility is evaluated collectively, such as the company's consumer loan portfolio. At December 31, 1995 impaired commercial loans totaled $166.7 million (consisting of $145.5 million nonaccrual and $21.2 million renegotiated commercial loans). Impaired commercial loans of $131.6 million required related credit loss reserves totaling approximately $50 million at December 31, 1995. The remaining $35.1 million did not require credit loss reserves. The average recorded investment in impaired commercial loans during 1995 was approximately $180 million. The company recorded $4.2 million of interest income on impaired commercial loans in 1995. Had the loans been performing in accordance with their original terms, interest income in 1995 would have been $15.2 million higher. There were no commitments at December 31, 1995 to lend additional funds to borrowers whose loans were renegotiated.
     At December 31, 1994 the company had nonaccrual commercial loans of $116.3 million and renegotiated commercial loans of $41.8 million. The company recorded $2.2 million of interest income on such loans in 1994. Interest income that would have been recorded in 1994 had these loans been performing in accordance with their original terms was $18.5 million. At December 31, 1994 there were $.5 million of commitments to lend additional funds to borrowers whose loans were renegotiated.
     For further information on nonperforming assets, see page 29 and Other Credit Quality Statistics on page 21. For an analysis of reserves for credit losses, see pages 19 and 20.

Household International, Inc. and Subsidiaries

4. DEPOSITS



                                                                                   1995                         1994
                                                                -----------------------      -----------------------
All dollar amounts are stated in millions.                                     Weighted                     Weighted
At December 31                                                     Amount  Average Rate         Amount  Average Rate
--------------------------------------------------------------------------------------------------------------------
DOMESTIC
Time certificates                                               $2,483.7           6.4%       $3,454.6           4.5%
Savings accounts                                                 1,199.4           3.7         2,447.8           3.3
Demand accounts                                                    365.9           1.0           947.0            .9
--------------------------------------------------------------------------------------------------------------------
Total domestic deposits                                          4,049.0           5.1         6,849.4           3.6
--------------------------------------------------------------------------------------------------------------------
FOREIGN
Time certificates                                                  370.9           7.2         1,268.4           7.3
Savings accounts                                                   265.3           6.0           303.6           5.0
Demand accounts                                                     23.6           6.0            17.6           5.8
--------------------------------------------------------------------------------------------------------------------
Total foreign deposits                                             659.8           6.7         1,589.6           6.9
--------------------------------------------------------------------------------------------------------------------
Total deposits                                                  $4,708.8           5.3%       $8,439.0           4.2%
====================================================================================================================

Average deposits and related weighted average interest rates for 1995, 1994 and 1993 were as follows:


                                                     1995                          1994                           1993
                                  -----------------------       -----------------------       ------------------------
All dollar amounts are stated      Average       Weighted        Average       Weighted        Average        Weighted
in millions.                      Deposits  Average Rates       Deposits  Average Rates       Deposits   Average Rates
----------------------------------------------------------------------------------------------------------------------
DOMESTIC
Time certificates                 $3,015.2           6.2%       $3,151.5           4.2%       $3,368.3            3.9%
Savings and demand accounts        2,667.9           3.1         3,009.0           2.5         2,875.9            2.5
----------------------------------------------------------------------------------------------------------------------
Total domestic deposits            5,683.1           4.7         6,160.5           3.4         6,244.2            3.3
----------------------------------------------------------------------------------------------------------------------
FOREIGN
Time certificates                  1,052.3           7.4         1,195.6           7.2         1,278.5            8.2
Savings and demand accounts          308.8           6.2           312.0           5.3           212.3            5.8
----------------------------------------------------------------------------------------------------------------------
Total foreign deposits             1,361.1           7.1         1,507.6           6.8         1,490.8            7.9
----------------------------------------------------------------------------------------------------------------------
Total deposits                    $7,044.2           5.1%       $7,668.1           4.1%       $7,735.0            4.2%
======================================================================================================================

Interest expense on deposits was $362.7, $312.1 and $321.2 million for 1995, 1994 and 1993, respectively. Interest expense on domestic deposits was $265.9, $209.1 and $203.9 million for 1995, 1994 and 1993, respectively.
        Maturities of time certificates in amounts of $100,000 or more were:

In millions.
At December 31, 1995                Domestic  Foreign   Total
-------------------------------------------------------------
3 months or less                      $102.7   $ 63.3  $166.0
Over 3 months through 6 months          49.3    201.7   251.0
Over 6 months through 12 months         54.4       .1    54.5
Over 12 months                          34.9       --    34.9
-------------------------------------------------------------
Total                                 $241.3   $265.1  $506.4
=============================================================

Contractual maturities of time certificates within each interest rate range were as follows:

In millions.
At December 31, 1995     1996      1997      1998    1999    2000   Thereafter   Total
--------------------------------------------------------------------------------------
INTEREST RATE
less than 4.00%        $   20.9    $  3.8    $   .2     --       --       --  $   24.9
 4.00% -- 5.99%         1,035.2     146.0      45.7  $23.7   $  5.9    $ 3.0   1,259.5
 6.00% -- 7.99%           595.6     288.8     113.7   54.4     93.0      4.6   1,150.1
 8.00% -- 9.99%            44.6     294.0      13.6    7.1     54.5      2.5     416.3
 10.00%--13.99%             3.4        --        --     .1       .3       --       3.8
--------------------------------------------------------------------------------------
TOTAL                  $1,699.7    $732.6    $173.2  $85.3   $153.7    $10.1  $2,854.6
======================================================================================

5. COMMERCIAL PAPER, BANK AND OTHER BORROWINGS



                                                                Bank and
All dollar amounts are stated in millions.       Commercial        Other
At December 31                                        Paper*  Borrowings    Total
---------------------------------------------------------------------------------
1995
Balance                                            $4,598.5    $2,060.9  $6,659.4
Highest aggregate month-end balance                      --          --   7,350.5
Average borrowings                                  4,551.1     1,565.1   6,116.2
Weighted average interest rate:
 At year end                                            5.8%        6.9%      6.2%
 Paid during year                                       6.0         7.4       6.4
---------------------------------------------------------------------------------
1994
Balance                                            $3,598.0      $774.1  $4,372.1
Highest aggregate month-end balance                      --          --   6,172.0
Average borrowings                                  4,316.4     1,321.1   5,637.5
Weighted average interest rate:
 At year end                                            6.2%        8.0%      6.5%
 Paid during year                                       4.4         7.6       5.2
---------------------------------------------------------------------------------
1993
Balance                                            $4,123.5    $1,518.6  $5,642.1
Highest aggregate month-end balance                      --          --   6,582.4
Average borrowings                                  3,826.9     1,978.8   5,805.7
Weighted average interest rate:
 At year end                                            3.7%        5.2%      4.1%
 Paid during year                                       3.7         5.5       4.3
---------------------------------------------------------------------------------

*Included in outstanding balances at year-end 1995, 1994 and 1993 were commercial paper obligations of foreign subsidiaries of $269.5, $331.4 and $583.3 million, respectively.


Interest expense for commercial paper, bank and other borrowings totaled
$389.5, $292.2 and $251.1 million for 1995, 1994 and 1993, respectively.
     The company maintains various bank credit agreements primarily to support commercial paper borrowings. At December 31, 1995 the company had total bank credit agreements of $5.6 billion, of which $4.7 billion were unused. Formal credit lines are reviewed annually, and revolving credit agreements expire at various dates from 1996 to 2002. Borrowings under credit agreements generally are available at the prime rate or at a surcharge over the London Interbank Offered Rate (LIBOR). Annual commitment fee requirements to support availability of credit agreements at December 31, 1995 totaled $5.0 million.

      Household International, Inc. and Subsidiaries

6. SENIOR AND SENIOR SUBORDINATED DEBT (WITH ORIGINAL MATURITIES OVER ONE YEAR)


     All dollar amounts are stated in millions.
     At December 31                                                    1995        1994
     ------------------------------------------------------------------------------------
     SENIOR DEBT
     4.00% to 7.49%; due 1996 to 2009                                $ 2,902.5  $ 1,888.8
     7.50% to 7.99%; due 1996 to 2007                                  1,937.8    1,552.6
     8.00% to 8.99%; due 1996 to 2004                                  1,660.4    1,545.2
     9.00% to 9.99%; due 1996 to 2001                                    587.9      941.3
     10.00% and greater; due 1996 to 2001                                242.3      293.6
     Variable interest rate debt; 3.26% to 7.00%; due 1996 to 2015     2,900.7    3,120.5
     SENIOR SUBORDINATED DEBT
     6.50% to 9.63%; due 2000 to 2003                                    685.0      685.0
     10.13% to 11.15%; due 1996 to 1998                                  215.0      215.0
     PREFERRED STOCK OF SUBSIDIARY
     Household Finance Corporation
     7.25% term cumulative preferred, Series 1992-A,
     1,000,000 depositary shares*                                        100.0      100.0
     Unamortized discount                                                 (3.7)     (67.9)
     ------------------------------------------------------------------------------------
     Total senior and senior subordinated debt                       $11,227.9  $10,274.1
     ====================================================================================

     * Depositary share represents 1/3000 share of preferred stock.

    Weighted average interest rates, excluding the impact of interest rate swap agreements, were 7.3, 7.4 and 7.5 percent at December 31, 1995, 1994 and 1993, respectively. Interest expense for senior and senior subordinated debt, including the impact of interest rate swap agreements, was $804.9, $638.4 and $577.2 million for 1995, 1994 and 1993, respectively.

    Maturities of senior and senior subordinated debt were:

    In millions.
    At December 31, 1995
    -------------------------------------------------
    1996                                    $ 2,859.5
    1997                                      1,920.2
    1998                                      1,224.9
    1999                                      1,290.1
    2000                                      1,092.3
    Thereafter                                2,840.9
    -------------------------------------------------
    Total                                   $11,227.9
    =================================================

    At December 31, 1995 the preferred stock of Household Finance
    Corporation ("HFC"), a wholly-owned subsidiary of the company, represented $100 million of term cumulative preferred stock. The term cumulative preferred stock is non-voting and has a dividend rate of 7.25 percent, is not redeemable at the option of the company prior to the mandatory redemption date of August 15, 1997 and has a liquidation value of $100 per depositary share. The dividends on the preferred stock of subsidiaries, including the company obligated mandatorily redeemable preferred securities of subsidiary trust, have been classified in the statements of income as interest expense.

7. DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

    In connection with its asset/liability management program and in the normal course of business, the company enters into various transactions involving derivative and other off-balance sheet financial instruments. These instruments primarily are used to manage the company's exposure to fluctuations in interest rates and foreign exchange rates. The company does not serve as a financial intermediary to make markets in any derivative financial instruments. For further information on the company's strategies for managing interest rate and foreign exchange rate risk, see Liquidity and Capital Resources on pages 31 and 32.

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

INTEREST RATE AND FOREIGN EXCHANGE CONTRACTS    The following tables summarize
the activity in interest rate and foreign exchange contracts for the years ended December 31, 1995, 1994 and 1993:

Household International, Inc. and Subsidiaries




                                                 Exchange Traded                                                 Non Exchange Traded
                   ---------------------------------------------  ------------------------------------------------------------------
                                   Interest                                                Foreign             Interest
                                       Rate                                               Exchange                 Rate
                                    Futures                                                   Rate              Forward
                                  Contracts              Options                         Contracts            Contracts   Other Risk
                   ------------------------  -------------------    Interest  --------------------  -------------------   Management
In millions.         Purchased         Sold  Purchased   Written  Rate Swaps  Purchased       Sold  Purchased      Sold  Instruments
------------------------------------------------------------------------------------------------------------------------------------
HEDGING/SYNTHETIC
ALTERATION
INSTRUMENTS

1993
Notional
 amount, 1992        $    170.0  $     (5.0) $   100.0  $   (14.5) $10,418.3  $   146.4  $  (540.0) $   227.2  $  (557.9) $   435.3
New contracts           6,950.7    (4,405.7)   3,019.2   (3,267.5)   8,866.5    6,929.9   (7,098.6)   4,968.2   (3,997.1)   1,203.1
Matured or expired
 contracts             (2,750.0)         --   (1,432.2)   1,605.8   (3,384.5)    (956.4)     932.5   (1,994.5)     772.9     (222.1)
Terminated contracts     (475.0)      475.0         --         --     (920.5)    (944.2)     944.2     (100.1)     103.6         --
In-substance
 maturities(1)         (3,895.7)    3,895.7   (1,617.4)   1,606.2         --   (5,034.8)   5,036.3   (2,561.0)   2,819.2         --
------------------------------------------------------------------------------------------------------------------------------------
NOTIONAL
 AMOUNT, 1993                --  $    (40.0) $    69.6  $   (70.0) $14,979.8  $   140.9  $  (725.6) $   539.8  $  (859.3) $ 1,416.3
====================================================================================================================================
Fair value, 1993(2)          --  $       .1         --         --  $   299.8         --  $      .1  $     (.2) $     (.9) $    49.3
------------------------------------------------------------------------------------------------------------------------------------
1994
Notional
 amount, 1993                --  $    (40.0) $    69.6  $   (70.0) $14,979.8  $   140.9  $  (725.6) $   539.8  $  (859.3) $ 1,416.3
New contracts        $ 11,380.5   (12,132.8)   8,867.9   (5,707.5)  10,013.5    3,702.1   (3,738.6)   5,468.8   (3,818.0)   1,917.0
Matured or expired
 contracts                   --          --   (3,150.0)        --   (4,704.6)     (31.3)      15.7   (2,524.8)   2,475.6   (1,590.1)
Terminated contracts      (63.5)      759.8         --         --   (2,455.7)    (582.8)     580.2     (538.1)      51.3     (130.5)
In-substance
 maturities(1)        (11,317.0)   11,317.0   (5,787.5)   5,777.5         --   (3,156.2)   3,097.5   (2,009.6)   2,009.6         --
------------------------------------------------------------------------------------------------------------------------------------
NOTIONAL
 AMOUNT, 1994                --  $    (96.0)        --         --  $17,833.0  $    72.7  $  (770.8) $   936.1  $  (140.8) $ 1,612.7
====================================================================================================================================
Fair value, 1994(2)          --  $       .8         --         --  $  (498.7) $     (.4) $     6.3  $     1.1  $     (.2) $    78.5
------------------------------------------------------------------------------------------------------------------------------------
1995
Notional
 amount, 1994                --  $    (96.0)        --         --  $17,833.0  $    72.7  $  (770.8) $   936.1  $  (140.8) $ 1,612.7
New contracts        $  2,003.0    (2,100.0) $   300.0  $  (300.0)   1,424.5    3,887.3   (4,036.7)   1,860.2     (173.7)     333.0
Matured or expired
 contracts                   --       293.0         --         --   (6,156.5)     (36.7)      40.9   (1,840.4)     167.9     (530.4)
Terminated contracts         --          --         --         --   (4,983.7)    (545.0)     553.1     (255.9)      53.5         --
In-substance
 maturities(1)         (1,653.0)    1,653.0     (300.0)     300.0         --   (3,345.3)   3,477.1         --         --         --
------------------------------------------------------------------------------------------------------------------------------------
NOTIONAL
 AMOUNT, 1995        $    350.0  $   (250.0)        --         --  $ 8,117.3  $    33.0  $  (736.4) $   700.0  $   (93.1) $ 1,415.3
====================================================================================================================================
Fair value, 1995(2)  $       .1          --         --         --  $   148.3  $      .2  $     1.2  $    (1.0)        --  $    65.7
------------------------------------------------------------------------------------------------------------------------------------

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

Household International, Inc. and Subsidiaries


                                                 Exchange Traded                           Non Exchange Traded
                   ---------------------------------------------  --------------------------------------------
                                   Interest                                              Interest
                                       Rate                                                  Rate
                                    Futures                                               Forward
                                  Contracts              Options                        Contracts   Other Risk
                   ------------------------  -------------------    Interest  -------------------   Management
In millions.         Purchased         Sold  Purchased   Written  Rate Swaps  Purchased      Sold  Instruments
--------------------------------------------------------------------------------------------------------------
TRADING
 INSTRUMENTS(1)
Notional
 amount, 1992         $ 2,449.2   $(2,847.0) $ 2,688.1  $(10,605.6) $ 100.0    $ 261.0   $(261.0)   $ 800.0
Net change             (2,117.2)    1,970.0    7,020.9    (5,840.5)      --     (250.5)    203.2     (300.0)
--------------------------------------------------------------------------------------------------------------
NOTIONAL
 AMOUNT, 1993         $   332.0  $  (877.0)  $ 9,709.0  $(16,446.1) $ 100.0    $  10.5   $ (57.8)   $ 500.0
==============================================================================================================
Fair value, 1993(2)   $    45.1  $   (45.8)  $     2.8  $     (2.0) $    .6         --        --         --
--------------------------------------------------------------------------------------------------------------
Notional
 amount, 1993         $   332.0  $  (877.0)  $ 9,709.0  $(16,446.1) $ 100.0    $  10.5   $ (57.8)   $ 500.0
Net change              2,660.0      257.0    (9,709.0)   15,976.1   (100.0)      36.5      10.8     (700.0)
--------------------------------------------------------------------------------------------------------------
NOTIONAL
 AMOUNT, 1994         $ 2,992.0  $  (620.0)         --  $   (470.0)      --    $  47.0   $ (47.0)   $(200.0)
==============================================================================================================
Fair value, 1994(2)   $    (2.2) $     1.1          --  $      1.4       --    $    .3   $   (.3)   $   (.3)
--------------------------------------------------------------------------------------------------------------
Average fair
 value, 1994               (2.8)       2.7   $     2.8        (2.5) $  (1.0)        --       (.1)       (.1)
--------------------------------------------------------------------------------------------------------------
Notional
 amount, 1994         $ 2,992.0  $  (620.0)         --  $   (470.0)      --    $  47.0   $ (47.0)   $(200.0)
Net change             (2,992.0)     620.0          --       470.0       --      (47.0)     47.0      200.0
--------------------------------------------------------------------------------------------------------------
NOTIONAL
 AMOUNT, 1995                --         --          --          --       --         --         --        --
==============================================================================================================
Fair value, 1995(2)          --         --          --          --       --         --         --        --
--------------------------------------------------------------------------------------------------------------
Average fair
 value, 1995                 --         --          --          --       --         --         --        --
--------------------------------------------------------------------------------------------------------------



(1) The results of trading activities were immaterial to the financial results of the company for 1995, 1994 and 1993. In late 1994, the company discontinued its trading activities.

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

Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. The company primarily enters into interest rate swap transactions to synthetically alter balance sheet items. These transactions are specifically designated to a particular asset/liability, off-balance sheet item or anticipated transaction of a similar characteristic. Specific assets or liabilities may consist of groups of individually small dollar homogeneous assets or liabilities of similar economic characteristics. Credit and market risk exists with respect to these instruments. The following table reflects the items so altered at December 31, 1995:

In millions.
--------------------------------------------------------------
Investment securities                                 $  504.6
Receivables:
 Home equity                                             300.0
 Visa/MasterCard                                         800.0
 Merchant participation                                  250.0
 Other unsecured                                         125.0
--------------------------------------------------------------
Total owned receivables                                1,475.0
Deposits                                                 695.0
Commercial paper, bank and
 other borrowings                                      1,574.3
Senior and senior subordinated debt                    3,556.5
Receivables serviced with limited recourse               311.9
--------------------------------------------------------------
Total items synthetically altered
 with interest rate swaps                             $8,117.3
==============================================================


Note: In all instances, the notional amount is not greater than the carrying value of the related asset/liability or off-balance sheet item.

The company manages its exposure to interest rate risk primarily through the use of interest rate swaps. These swaps synthetically alter the interest rate risk inherent in balance sheet assets, liabilities or off-balance sheet items. The majority of the company's interest rate swaps are used to convert floating rate assets to fixed rate, fixed rate debt to floating rate, or floating rate assets or debt from one floating rate index to another. Occasionally, interest rate swaps are used to convert fixed rate assets to a floating rate, or floating rate debt to fixed rate. Interest rate swaps are also used to synthetically alter interest rate characteristics on certain receivables that are sold and serviced with limited recourse.
These off-balance sheet items expose the company to the same interest rate risk as on-balance sheet items. Interest rate swaps are used to synthetically alter the interest rate provisions of the securitization transaction whereby the underlying receivables pay a fixed (floating) rate and the pass-through rate to the investor is floating (fixed). Further, in other transactions the underlying receivables reprice on one index while the pass-through rate reprices on another index. See Note 3, "Receivables" for additional information on securitizations and sales of receivables.
     The following table summarizes the maturities and related weighted average receive/pay rates of interest rate swaps outstanding at December 31, 1995:


All dollar amounts are stated in millions.      1996        1997      1998         1999      2000       2001   Thereafter     Total
-----------------------------------------------------------------------------------------------------------------------------------
Pay a fixed rate/receive a floating rate:
 Notional value                             $  851.7    $   31.1     $ 55.0     $   48.3     $113.2        --        --    $1,099.3

 Weighted average receive rate                  6.18%       6.81%      5.68%        6.21%      6.44%       --        --        6.20%

 Weighted average pay rate                      7.24        7.15       9.92         7.38       9.20        --        --        7.58

Pay a floating rate/receive a fixed rate:
 Notional value                             $  755.2    $  987.6     $446.2     $1,238.4     $320.9    $245.0  $1,220.0    $5,213.3

 Weighted average receive rate                  5.83%       6.15%      5.63%        7.03%      6.41%     6.81%     6.86%       6.48%

 Weighted average pay rate                      5.63        5.79       5.81         5.95       5.83      5.83      5.87        5.83

Pay a floating rate/receive a
 different floating rate:
 Notional value                             $  806.0    $  348.7     $ 15.0     $  635.0         --        --        --    $1,804.7

 Weighted average receive rate                  5.65%       5.63%      5.72%        6.49%        --        --        --        5.94%

 Weighted average pay rate                      6.14        5.93       6.06         6.19         --        --        --        6.12
-----------------------------------------------------------------------------------------------------------------------------------
Total notional value                        $2,412.9    $1,367.4     $516.2     $1,921.7     $434.1    $245.0  $1,220.0    $8,117.3
===================================================================================================================================
Total weighted average rates on swaps:
Receive rate                                    5.89%       6.03%      5.64%        6.83%      6.42%     6.81%     6.86%       6.32%
-----------------------------------------------------------------------------------------------------------------------------------
Pay rate                                        6.37        5.86       6.25         6.07       6.71      5.83      5.87        6.13
-----------------------------------------------------------------------------------------------------------------------------------


The floating rates paid or received by the company are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 1-, 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates also impact the interest rate on the underlying assets or liabilities. Hedging/synthetic alteration instruments are used by the company to manage the volatility of net interest margin resulting from changes in interest rates on the underlying hedged/synthetically altered items. These instruments did not impact net interest margin in 1995. Net interest margin would have declined by 54 and 91 basis points in 1994 and 1993, respectively, had these instruments not been utilized.
     Forwards and futures are agreements between two parties, committing one to sell and the other to buy a specific quantity of an instrument on some future date. The parties agree to buy or sell at a specified price in the future, and their profit or loss is determined by the difference between the arranged price and the level of the spot price when the contract is settled. The company has both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. Foreign exchange contracts are utilized by the company to reduce exposure in its foreign operations to fluctuations in exchange rates. Interest rate forward and futures contracts are used to hedge resets of interest rates on the company's floating rate assets and liabilities. The company's exposure to credit risk for futures is limited, as these contracts are traded on organized exchanges. Each day, changes in contract values are settled in cash. In contrast, forward contracts have credit risk relating to the performance of the counterparty. These instruments also are subject to market risk. Cash requirements for forward contracts include the receipt or payment of cash upon the sale or purchase of the instrument.

Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Purchased options grant the purchaser the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period. The seller of the option has written a contract which creates an obligation to either sell or purchase the financial instrument at the agreed-upon price if, and when, the purchaser exercises the option.
     Other risk management instruments consist of caps and floors and foreign currency swaps. Caps and floors written expose the company to market risk but not to credit risk. Credit and market risk associated with caps and floors purchased are limited to the premium paid which is recorded on the balance sheets in other assets.
     Deferred gains of $71.7 and $10.4 million and deferred losses of $43.3 and $60.5 million from hedging/synthetic alteration instruments were recorded on the balance sheets at December 31, 1995 and 1994, respectively. The weighted average amortization period associated with the deferred gains was 7.3 and 2.8 years at December 31, 1995 and 1994, respectively. The weighted average amortization period for the deferred losses was 1.9 and 3.3 years at December 31, 1995 and 1994, respectively.
     At December 31, 1995 the accrued interest, unamortized premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $50.6 million.

COMMITMENTS AND GUARANTEES    The company enters into various commitments and
guarantees to meet the financing needs of its customers. However, the company expects a substantial portion of these agreements to expire unexercised, and as a result, the amounts below do not necessarily represent future cash requirements.

     The company's significant commitments and guarantees consisted of the following:


In millions.
At December 31                                   1995                 1994
--------------------------------------------------------------------------
Visa/MasterCard and private-label
 credit cards                               $84,506.7            $74,339.3
Other consumer lines of credit                1,206.5              3,523.0
Other loan commitments
 and guarantees                                 195.4                391.9
--------------------------------------------------------------------------


Commitments to extend credit to consumers represent the unused credit limits on Visa/MasterCard and private-label credit cards and on other lines of credit. Commitments on Visa/MasterCard and private-label credit cards are cancelable at any time. The company does not require collateral to secure credit card agreements. Other consumer lines of credit include home equity lines of credit, which are secured by residential real estate, and other unsecured lines of credit. Commitments on these lines of credit generally are cancelable by the company when a determination is made that a borrower may not be able to meet the terms of the credit agreement.
     Other loan commitments include commitments to fund commercial loans and letters of credit and guarantees for the payment of principal and interest on municipal industrial development bonds. Other loan commitments at December 31, 1994 also included commitments to originate and purchase mortgage loans.
     Commitments to originate or purchase approved consumer mortgages and commitments to purchase mortgage-backed securities totaled $161.2 million at December 31, 1994. The company also had commitments to sell loans and mortgage-backed securities of $61.4 million at December 31, 1994. The company had no commitments to originate, purchase or sell consumer mortgages or mortgage-backed securities at December 31, 1995.

CONCENTRATIONS OF CREDIT RISK    A concentration of credit risk is defined as a
significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.
     Because the company primarily lends to consumers, it does not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 1995 and 1994. The company lends nationwide; the following geographic areas comprised more than 10 percent of total managed domestic receivables at December 31, 1995: California -21 percent; Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI) -24 percent; Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV) -15 percent; Northeast (CT, ME, MA, NH, NY, RI, VT) -11 percent; and Southeast (AL, FL, GA, KY, MS, NC, SC, TN) -14 percent.

8. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST

   In June 1995 Household Capital Trust I ("the trust"), a wholly-owned subsidiary of the company, issued 3 million 8.25 percent Trust Originated Preferred Securities ("preferred securities") at $25 per preferred security. The sole asset of the trust is Junior Subordinated Deferrable Interest Notes ("junior subordinated notes") issued by the company. The obligations of the company with respect to the junior subordinated notes, when considered together with certain undertakings of the company with respect to the trust, constitute a full and unconditional guarantee by the company of the trust's obligations under the preferred securities. The junior subordinated notes mature on June 30, 2025 and are redeemable by the company in whole or in part beginning on June 30, 2000, at which time the preferred securities are callable. The trust may elect to extend the maturity of the preferred securities to June 30, 2044. The preferred securities are classified in the company's balance sheet as company obligated mandatorily redeemable preferred securities of subsidiary trust (representing the minority interest in the trust) at their face and redemption amount of $75 million. The preferred securities have a liquidation value of $25 per preferred security. Dividends on the preferred securities are cumulative, payable quarterly in arrears, and are deferable at the company's option for up to five years. The company cannot pay dividends on its preferred and common stocks during such deferments. Dividends on the preferred securities have been classified as interest expense in the statement of income. Net proceeds from the issuance were used for general corporate purposes.

9. CONVERTIBLE PREFERRED STOCK SUBJECT TO MANDATORY REDEMPTION

   During 1995 the company redeemed all shares of the $6.25 cumulative convertible preferred stock subject to mandatory redemption provisions (the "$6.25 stock"). At December 31, 1994 the company had 52,010 shares of the $6.25 stock outstanding. The company redeemed 4,165 and 2,312 shares for $50 per share in 1995 and 1994, respectively. The remaining shares called, but not redeemed for cash, were converted into common stock.


10. PREFERRED STOCK

           ALL DOLLAR AMOUNTS ARE STATED IN MILLIONS.
           AT DECEMBER 31                                1995    1994
           ----------------------------------------------------------
           FIXED RATE PREFERRED STOCK
           9.50% Preferred Stock, Series 1989-A,
            3,000,000 depositary shares1                   --   $75.0

           9.50% Preferred Stock, Series 1991-A,
            5,500,000 depositary shares2                $55.0    55.0

           8.25% Preferred Stock, Series 1992-A,
            2,000,000 depositary shares3                 50.0    50.0

           7.35% Preferred Stock, Series 1993-A,
            4,000,000 depositary shares3                100.0   100.0

           FLEXIBLE RATE AUCTION PREFERRED STOCK
           9.50% Series B, 400,000 shares                  --    40.0
           ----------------------------------------------------------
           Total preferred stock                       $205.0  $320.0
           ==========================================================
           1 Depositary share represents 1/4 share of preferred stock.
           2 Depositary share represents 1/10 share of preferred stock.
           3 Depositary share represents 1/40 share of preferred stock.


Household International, Inc. and Subsidiaries


On July 27, 1995 the company redeemed all outstanding shares of the 9.50 percent preferred stock, Series 1989-A, at $104.75 per depositary share plus accrued and unpaid dividends.
     Dividends on the 9.50 percent preferred stock, Series 1991-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 9.50 percent preferred stock, Series 1991-A, on any date after August 13, 1996 for $10 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $100 per share.
     Dividends on the 8.25 percent preferred stock, Series 1992-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 8.25 percent preferred stock, Series 1992-A, on any date after October 15, 2002 for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.
     Dividends on the 7.35 percent preferred stock, Series 1993-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 7.35 percent preferred stock, Series 1993-A, on any date after October 15, 1998 for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.
     On July 13, 1995 the company redeemed all outstanding shares of the 9.50 percent Flexible Rate Auction Preferred Stock, Series B, for $100 per share plus accrued and unpaid dividends.
     Holders of all issues of preferred stock are entitled to payment before any capital distribution is made to common shareholders. The company is authorized to issue cumulative nonconvertible preferred stock in one or more series in an amount not to exceed $500 million.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The company has estimated the fair value of its financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("FAS No. 107"). Financial instruments include cash, receivables, investments, debt, insurance reserves related to periodic payment annuities and off-balance sheet financial instruments. Financial instruments specifically exclude leases and other insurance reserves, as required by FAS No. 107. FAS No. 107 also requires that the fair value of certain deposits be equated to the carrying value. Additionally, a number of other assets recorded on the balance sheets (such as core deposit intangibles and acquired credit card relationships) and other intangible assets not recorded on the balance sheets (such as the value of consumer lending relationships for originated receivables and the franchise values of the company's business units) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. The company believes there is substantial value associated with these assets based on current market conditions and historical experience. Accordingly, the estimated fair value of financial instruments, as disclosed, does not fully represent the entire value, nor the changes in the entire value, of the company.
     Approximately 23 percent in 1995 and 25 percent in 1994 of the fair value of financial instruments disclosed were determined using quoted market prices. Because no actively traded market exists, however, for a significant portion of the company's financial instruments, fair values for items lacking a quoted market price were estimated by discounting estimated future cash flows at estimated current market discount rates. Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectibility of assets and related interest and with estimates of product lives and repricing characteristics used in the company's asset/liability management process. All assumptions are based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental, and changes in these assumptions could significantly affect fair value calculations.

     The following is a summary of the carrying value and estimated fair value of the company's financial instruments:



                                                                        1995                                  1994
                                            -------------------------------- -------------------------------------
                                                      Estimated                         Estimated
In millions.                                Carrying       Fair              Carrying        Fair
At December 31                                 Value      Value   Difference    Value       Value       Difference
------------------------------------------------------------------------------------------------------------------
Cash                                         $   270    $   270        --     $   541     $   541            --
Investment securities                          4,640      4,640        --       9,005       8,961          $(44)
Receivables                                   21,844     22,603     $ 759      20,778      21,267           489
Assets pending sale                               --         --        --         398         398            --
---------------------------------------------------------------------------------------------------------------
Subtotal                                      26,754     27,513       759      30,722      31,167           445
---------------------------------------------------------------------------------------------------------------
Deposits                                      (4,709)    (4,747)      (38)     (8,439)     (8,444)           (5)
Commercial paper, bank and other borrowings   (6,659)    (6,659)       --      (4,372)     (4,372)           --
Senior and senior subordinated debt          (11,228)   (11,847)     (619)    (10,274)    (10,234)           40
Insurance reserves                            (2,229)    (2,363)     (134)     (6,716)     (6,755)          (39)
---------------------------------------------------------------------------------------------------------------
Subtotal                                     (24,825)   (25,616)     (791)    (29,801)    (29,805)           (4)
---------------------------------------------------------------------------------------------------------------
Interest rate and foreign exchange contracts      28        215       187          65        (413)         (478)
Commitments to extend credit and guarantees       --         40        40          --          35            35
---------------------------------------------------------------------------------------------------------------
Subtotal                                          28        255       227          65        (378)         (443)
---------------------------------------------------------------------------------------------------------------
Total                                        $ 1,957    $ 2,152     $ 195     $   986     $   984          $ (2)
===============================================================================================================




The fair value in excess of the carrying value (the "Difference") increased from $(2) million at December 31, 1994 to $195 million at December 31, 1995, an increase of $197 million. The relationship between the decline in the overall interest rate environment from year-end 1994 to year-end 1995 and the repricing characteristics of the company's financial instruments was the most significant factor in causing the increase in the Difference. The change in the Difference between 1994 and 1995 was impacted by the reclassification of the portion of the investment securities portfolio classified as held-to-maturity in 1994 to available-for-sale in 1995. There is no longer a Difference associated with investment securities since they are now carried at fair value.

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

     The fair value of consumer receivables included an estimate, on a present value basis, of future excess servicing cash flows associated with securitizations and sales of certain home equity, Visa/MasterCard, merchant participation and other unsecured receivables.

     Assets pending sale: In the fourth quarter of 1994 the company entered into an agreement to sell these assets at net book value to a third party. Accordingly, estimated fair value was the carrying value at December 31, 1994.

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

Household International, Inc. and Subsidiaries

    Senior and senior subordinated debt: Quoted market prices where available were used to determine fair value. For those instruments for which quoted market prices were not available, the estimated fair value was computed by discounting future expected cash flows at interest rates offered for similar types of debt instruments.

        Insurance reserves: The fair value of insurance reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates at December 31, 1995 and 1994. The fair value of other insurance reserves is not required to be determined in accordance with FAS No. 107.

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


12. LEASES

    The company leases certain offices, buildings and equipment for periods of up to 28 years with various renewal options. The majority of such leases are noncancelable operating leases. Net rental expense under operating leases was $55.4, $58.1 and $71.1 million for 1995, 1994 and 1993, respectively.

    Future net minimum lease commitments under noncancelable operating lease arrangements were:


     In millions.
     At December 31, 1995
     --------------------------------------
     1996                           $  50.2
     1997                              43.1
     1998                              36.5
     1999                              27.6
     2000                              19.4
     Thereafter                       127.0
     --------------------------------------
     Net minimum lease commitments  $ 303.8
     ======================================


13. INCENTIVE COMPENSATION AND STOCK OPTION PLANS

    The company's executive compensation plans provide for issuance of nonqualified stock options and incentive stock options. Stock options permit the holder to purchase, under certain limitations, the company's common stock at a price not less than 100 percent of the market value of the stock on the date the option is granted. At December 31, 1995 there were 1,600,740 shares exercisable under the plans and 765,750 shares available for future grants.

          Common stock data for the plans is summarized as follows:

    Shares                                                  Number*    Price Per Share*
    -----------------------------------------------------------------------------------
    Outstanding at December 31, 1992                     2,843,346      $ 8.33--$27.69
    Granted                                                892,305       31.88--$36.81
    Exercised                                             (656,174)       8.33--$36.81
    Expired or canceled                                   (208,875)      19.94--$31.88
    ----------------------------------------------------------------------------------
    Outstanding at December 31, 1993                     2,870,602       10.99--$34.38
    Granted                                              1,155,792       33.19--$38.06
    Exercised                                             (215,562)      10.99--$31.88
    Expired or canceled                                   (113,074)      11.14--$33.38
    ----------------------------------------------------------------------------------
    Outstanding at December 31, 1994                     3,697,758       15.06--$38.06
    Granted                                              1,543,721       40.88--$59.63
    Exercised                                             (829,893)      15.06--$33.38
    Expired or canceled                                   (283,221)      19.94--$40.88
    ----------------------------------------------------------------------------------
    Outstanding at December 31, 1995                     4,128,365      $17.69--$59.63
    ==================================================================================

    *1992 amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend effective October 15, 1993.


14. EMPLOYEE BENEFIT PLANS


The company has several defined benefit pension plans covering substantially all of its employees. Plan benefits are based primarily on years of service. Plan assets primarily consist of common and preferred stocks including those of foreign issuers and corporate and government obligations. At December 31, 1995 plan assets included an investment in the company's common stock of $75.0 million.

     Pension income for defined benefit plans, primarily due to the overfunded status of the domestic plan, included the following components:


     In millions.
     Year ended December 31                                           1995     1994      1993
     -----------------------------------------------------------------------------------------
     Service cost--benefits earned during the period                $(16.8)   $(19.0)   $(15.9)
     Interest cost on projected benefit obligation                   (32.5)    (30.5)    (29.6)
     Actual return on assets                                         116.4       3.9      93.4
     Net amortization and deferral                                   (40.7)     66.6     (24.5)
     -----------------------------------------------------------------------------------------
     Pension income                                                 $ 26.4    $ 21.0    $ 23.4
     =========================================================================================

     The funded status of defined benefit pension plans was as follows:

     In millions.
     At December 31                                                             1995     1994
     ----------------------------------------------------------------------------------------
     Actuarial present value of:
       Vested benefits obligation                                             $355.0   $320.7
       Nonvested benefits obligation                                            46.1     40.0
     ----------------------------------------------------------------------------------------
     Accumulated benefit obligation                                            401.1    360.7
     Effects of anticipated future compensation levels                          25.5     30.4
     ----------------------------------------------------------------------------------------
     Projected benefit obligation                                              426.6    391.1
     Plan assets at fair value                                                 672.7    602.8
     ----------------------------------------------------------------------------------------
     Plan assets in excess of projected benefit obligation                    $246.1   $211.7
     ========================================================================================


The projected benefit obligation of the foreign benefit plans totaled $44.8 and $40.2 million at December 31, 1995 and 1994, respectively. Plan assets in excess of the projected benefit obligation for these plans totaled $7.0 and $12.4 million at December 31, 1995 and 1994, respectively. The 1995 and 1994 projected benefit obligations for the domestic defined benefit plan were determined using an assumed weighted average discount rate of 7.25 and 8.25 percent, respectively; an assumed compensation increase of 3.75 and 4.75 percent, respectively; and an assumed weighted average long-term rate of return on plan assets of 10.0 percent.
     At December 31 the excess of plan assets over the projected benefit obligation included the following components:


In millions.                                                                        1995       1994
---------------------------------------------------------------------------------------------------
Unamortized prior service cost                                                    $ (3.2)    $ (4.0)
Net unrecognized loss from past experience different from assumed
 and effects of changes in assumptions                                             (63.6)     (89.9)
Unamortized assets                                                                  40.4       55.1
Prepaid pension cost                                                               272.5      250.5
---------------------------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation                             $246.1     $211.7
===================================================================================================

    Household International, Inc. and Subsidiaries


    The straight-line method of amortization is used for prior service costs and unrecognized gains and losses.

    The company also sponsors a defined contribution plan where each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. For 1995, 1994 and 1993 these costs totaled $17.2, $16.5 and $15.8 million, respectively.

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

        At December 31 the net postretirement benefit cost included the following:



    In millions.                                                       1995     1994     1993
    -----------------------------------------------------------------------------------------
    Service cost--benefits earned during the period                 $ (3.1)  $ (2.8)  $ (2.5)
    Interest cost on accumulated postretirement benefit obligation   (10.5)   (11.4)   (11.1)
    Net amortization and deferral                                     (5.5)    (6.5)    (6.5)
    -----------------------------------------------------------------------------------------
    Net periodic postretirement benefit cost                        $(19.1)  $(20.7)  $(20.1)
    =========================================================================================

    The cost of plans which cover retirees and eligible dependents outside of the United States is not significant to the company.

        The actuarial and recorded liabilities for postretirement benefit plans, none of which have been funded, were:


    In millions.
    At December 31                                                              1995     1994
    -----------------------------------------------------------------------------------------
    Actuarial present value of postretirement benefit obligation for:
     Retirees                                                                $  67.3  $  85.5
     Fully eligible active participants                                          8.9     11.6
     Other active participants                                                  25.9     26.6
    -----------------------------------------------------------------------------------------
    Accumulated postretirement benefit obligation                              102.1    123.7
    Net unrecognized gain from past experience different from assumed
     and effects of changes in assumptions                                      48.2     26.2
    Unamortized liability                                                     (106.9)  (117.1)
    -----------------------------------------------------------------------------------------
    Accrued postretirement benefit obligation                                $  43.4  $  32.8
    =========================================================================================



    In 1994 the company established a special purpose corporation to hold certain investments designated as available to satisfy its postretirement benefit obligations. These assets, with a carrying value of $64.3 and $63.0 million at December 31, 1995 and 1994, respectively, remain general assets of the company and have not been used to reduce the accumulated postretirement benefit obligation described above.

        The December 31, 1995 and 1994 accumulated postretirement benefit obligation was determined using an assumed weighted average discount rate of
    7.25 and 8.50 percent, respectively, and an assumed annual compensation increase of 3.75 and 4.75 percent, respectively. A 12.0 and 14.2 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 1996 and 1995, respectively. This rate of increase is assumed to decline by 1 percentage point in each year after 1996.

        The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percent would have increased the 1995 and 1994 net periodic postretirement benefit cost by $.7 and $1.0 million, respectively, and the accumulated postretirement benefit obligation at December 31, 1995 and 1994 by $7.3 and $8.5 million, respectively.

15. INCOME TAXES


     Total income taxes were allocated as follows:

     In millions.
     Year ended December 31                                           1995             1994          1993
     ----------------------------------------------------------------------------------------------------
     Provision for income taxes related to operations               $300.5           $160.7        $152.0
     Income taxes related to adjustments included
       in common shareholders' equity:
         Unrealized gain (loss) on investments, net                  105.8            (79.6)         22.1
         Foreign currency translation adjustments                     (3.8)            (4.7)          1.1
         Exercise of stock options                                    (6.8)             (.9)         (2.4)
     ----------------------------------------------------------------------------------------------------
     Total                                                          $395.7           $ 75.5        $172.8
     ====================================================================================================

     Provisions for income taxes related to operations were:


     In millions.
     Year ended December 31                                           1995             1994          1993
     ----------------------------------------------------------------------------------------------------
     Current
     United States                                                  $270.4           $155.8        $170.5
     Foreign                                                          32.6              6.1         (12.2)
     ----------------------------------------------------------------------------------------------------
     Total current                                                   303.0            161.9         158.3
     ----------------------------------------------------------------------------------------------------
     Deferred
     United States                                                     7.9              8.3           6.7
     Foreign                                                         (10.4)            (9.5)        (13.0)
     ----------------------------------------------------------------------------------------------------
     Total deferred                                                   (2.5)            (1.2)         (6.3)
     ----------------------------------------------------------------------------------------------------
     Total income taxes                                             $300.5           $160.7        $152.0
     ====================================================================================================


     The significant components of deferred income tax provisions attributable to income from operations were:


     In millions.
     Year ended December 31                                           1995             1994          1993
     ----------------------------------------------------------------------------------------------------
     Deferred income tax provision (exclusive of the
       effects of other components listed below)                    $  2.6           $ 13.8        $ (2.0)
     Adjustment of deferred tax assets and liabilities
       for enacted changes in tax rates                                --                --           4.9
     Adjustment of valuation allowance                               (6.7)            (20.3)          4.8
     Change in operating loss carryforwards                           1.6               5.3         (14.0)
     ----------------------------------------------------------------------------------------------------
     Deferred income tax provision                                  $(2.5)           $ (1.2)       $ (6.3)
     ====================================================================================================

     Income (loss) before income taxes from foreign operations was $71.7, $21.7 and
     $(19.7) million in 1995, 1994 and 1993, respectively.
     Effective tax rates are analyzed as follows:

     Year ended December 31                                                1995            1994         1993
     -------------------------------------------------------------------------------------------------------
     Statutory federal income tax rate                                     35.0%           35.0%        35.0%
     Increase (decrease) in rate resulting from:
      Recapture of life insurance policyholders' surplus account balance    3.9              --           --
      State and local taxes, net of federal benefit                         2.0             1.1          2.2
      Amortization and disposition of intangible assets                     1.9             2.2           .1
      Nondeductible dividends on term preferred stocks                       .3              .6          1.0
      Leveraged lease tax benefits                                         (1.9)           (2.9)        (3.1)
      Foreign loss carryforwards                                            (.3)           (2.3)        (2.4)
      Sale of foreign subsidiary                                             --            (1.7)          --
      Noncurrent tax requirement                                            (.3)           (1.4)          .5
      Dividends received deduction applicable to term preferred stocks      (.6)           (1.0)        (1.4)
      Other                                                                 (.1)             .8          1.8
     -------------------------------------------------------------------------------------------------------
     Effective tax rate                                                    39.9%           30.4%        33.7%
     =======================================================================================================

Household International, Inc. and Subsidiaries




In accordance with the company's accounting policy, provisions for U.S. income taxes had not been made at December 31, 1995 on $204.3 million of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. The company's U.S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million. The amount of deferred tax liability on the aforementioned credit loss reserves not recognized totaled $20.7 million at December 31, 1995. Because these amounts would become taxable only in the event of certain circumstances which the company does not expect to occur within the foreseeable future, no deferred tax liability has been established for these items. At December 31, 1995 the company had net operating loss carryforwards for tax purposes of $62.5 million, of which $4.6 million expire in 1999; $26.6 million expire in 2000; $10.7 million expire in 2001; $13.0 million expire in 2002; and $7.6 million have no expiration date. The company also had foreign tax credit carryforwards of $5.6 million, of which $5.3 million expire in 1998 and $.3 million expire in 1999.
  Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:




     In millions.
     At December 31                                          1995    1994
     ---------------------------------------------------------------------
     DEFERRED TAX LIABILITIES
     Leveraged lease transactions, net                      $405.6  $395.8

     Receivables sold                                        182.7   108.3

     Pension plan assets                                     100.4    92.8

     Market value adjustments                                 61.1      --

     Deferred loan origination costs                          48.4    56.4

     Insurance policy acquisition costs                         --   126.9

     Other                                                    52.1    98.4
     ---------------------------------------------------------------------
     Total deferred tax liabilities                          850.3   878.6
     ---------------------------------------------------------------------
     DEFERRED TAX ASSETS
     Credit loss reserves                                    369.0   325.9

     Unused tax benefit carryforwards                         32.9    41.3

     Insurance reserves                                         --   164.1

     Market value adjustments                                   --    37.5

     Other                                                   144.7   116.3
     ---------------------------------------------------------------------

     Total deferred tax assets                               546.6   685.1

     Valuation allowance                                     (11.4)  (18.1)
     ---------------------------------------------------------------------
     Total deferred tax assets, net of valuation allowance   535.2   667.0
     ---------------------------------------------------------------------

     Net deferred tax liability at end of year              $315.1  $211.6
     =====================================================================

16. EARNINGS PER COMMON SHARE



                                                         1995             1994               1993
                                             ----------------  ---------------  -----------------
                                                        Fully             Fully             Fully
In millions, except per share data.          Primary  Diluted  Primary  Diluted  Primary  Diluted
-------------------------------------------------------------------------------------------------
EARNINGS
Net income                                    $453.2   $453.2   $367.6  $367.6   $298.7   $298.7
Preferred dividends                            (26.5)   (26.4)   (28.5)  (27.6)   (31.1)   (28.2)
-------------------------------------------------------------------------------------------------
Net income available to common shareholders   $426.7   $426.8   $339.1  $340.0   $267.6   $270.5
=================================================================================================
AVERAGE SHARES
Common                                          97.5     97.5     95.5    95.5     91.2     91.2
Common equivalents                               1.5      1.8       .8     1.7       .8      3.6
-------------------------------------------------------------------------------------------------
Total                                           99.0     99.3     96.3    97.2     92.0     94.8
=================================================================================================
Earnings per common share                     $ 4.31  $  4.30   $ 3.52  $ 3.50   $ 2.91   $ 2.85
=================================================================================================




Common share equivalents assume exercise of stock options, if dilutive. Fully diluted earnings per share computations also assume conversion of dilutive convertible preferred stock into common equivalents. Preferred stock is considered dilutive if its dividend rate per common share assuming conversion is less than primary earnings per share.


17. COMMITMENTS AND CONTINGENT LIABILITIES


In the ordinary course of business there are various legal proceedings pending against the company. Management believes the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the consolidated financial position of the company. However, as the ultimate resolution of these proceedings is influenced by factors that are outside of the company's control, it is reasonably possible the company's estimated liability under these proceedings may change. See Note 7 for a discussion regarding commitments and contingent liabilities related to off-balance sheet financial instruments. See Note 12 for discussion of lease commitments.


18. SALE OF PRODUCT LINES


In October 1995 the company sold the individual life and annuity product lines of the Individual Life Insurance segment for $525 million in cash and $50 million of preferred stock of the purchaser. Assets sold related to these product lines totaled approximately $6.1 billion and consisted primarily of investment securities. For the first nine months of 1995, these sold product lines generated approximately $400 million of revenues and earned approximately $35 million of net income. The company estimates that net interest margin would have increased by approximately $18 million after tax had the company reinvested the proceeds from the sale to repay debt assuming the sale had occurred as of the beginning of the year.


19. GEOGRAPHIC DATA

The following is a summary of assets, revenues and operating profit of the company by country:


                            Identifiable Assets                      Revenues        Operating Profit
                -------------------------------     -------------------------    --------------------
In millions.         1995       1994       1993      1995      1994      1993    1995    1994    1993
-----------------------------------------------------------------------------------------------------
United States   $25,797.7  $30,153.7  $28,800.5  $4,466.2  $3,968.9  $3,833.9  $684.7  $512.5  $472.1

United Kingdom    2,006.6    1,835.8    1,494.1     397.7     322.0     273.7    67.6    30.8    13.0

Canada            1,414.5    2,348.9    2,247.3     280.5     239.1     275.4     1.4  (16.9)  (33.8)

Australia              --         --      419.6        --      73.3      71.5      --     1.9    (.6)
-----------------------------------------------------------------------------------------------------
Total           $29,218.8  $34,338.4  $32,961.5  $5,144.4  $4,603.3  $4,454.5  $753.7  $528.3  $450.7
=====================================================================================================

MANAGEMENT'S REPORT


    To the Shareholders of Household International, Inc.


    Household International is responsible for the preparation, integrity and fair presentation of its published financial statements. The financial statements, presented on pages 33 to 59, have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. The company also prepared other information included in the annual report and is responsible for its accuracy and consistency with the financial statements. The financial statements have been audited by an independent accounting firm, Arthur Andersen LLP, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the board. The company believes that representations made to the independent auditors during their audit were valid and appropriate. Arthur Andersen LLP's audit report is presented on page 61.
        The company maintains a system of internal controls over the preparation of its published financial statements, which is intended to provide reasonable assurance to the company's Board of Directors and officers regarding preparation of financial statements presented fairly in conformity with generally accepted accounting principles.
        The company has long recognized its responsibility for conducting the company's affairs in a manner which is responsive to the interest of employees, shareholders, investors and society in general. This responsibility is included in the statement of policy on ethical standards which provides that the company will fully comply with laws, rules and regulations of every community in which it operates and adhere to the highest ethical standards. Officers, employees and agents of the company are expected and directed to manage the business of the company with complete honesty, candor and integrity.
        Internal auditors monitor the operation of the internal control system, and actions are taken by management to respond to deficiencies as they are identified. The board, operating through its audit committee, which is composed entirely of directors who are not officers or employees of the company, provides oversight to the financial reporting process.
        Even effective internal controls, no matter how well designed, have inherent limitations, such as the possibility of human error or of circumvention or overriding of controls, and the consideration of cost in relation to benefit of a control. Further, the effectiveness of an internal control can change with circumstances.
        Household International periodically assesses its internal controls for adequacy. Based upon these assessments, Household International believes that, in all material respects, its internal controls relating to preparation of financial statements as of December 31, 1995 functioned effectively during the year ended December 31, 1995.

    Donald C. Clark        William F. Aldinger      David A. Schoenholz
    Donald C. Clark        William F. Aldinger      David A. Schoenholz
    Chairman of the Board  President and            Executive Vice President--
                           Chief Executive Officer  Chief Financial Officer     January 25, 1996

INDEPENDENT AUDITORS' REPORT

    To the Shareholders of Household International, Inc.

    We have audited the accompanying balance sheets of Household
    International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Household International, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


    Arthur Andersen LLP



    Chicago, Illinois
    January 24, 1996

NET INTEREST MARGIN--1995 COMPARED TO 1994 (OWNED BASIS)

     Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------


                                                                                    Finance and               Increase/(Decrease)
     Household International, Inc.                                             Interest Income/                           Due to:
     and Subsidiaries                   Average Outstanding(2) Average Rate    Interest Expense   ---------------------------------
     All dollar amounts are             ---------------------  -------------  ------------------              Volume         Rate
     stated in millions.                    1995       1994    1995    1994     1995      1994    Variance  Variance(3)  Variance(3)
     ------------------------------------------------------------------------------------------------------------------------------
     Receivables:
      First mortgage                     $ 2,941.1  $ 3,249.0    8.1%   7.7%  $  237.1  $  250.3    $(13.2)  $(24.4)   $  11.2
      Home equity                          3,684.5    3,109.2   11.5   11.8      423.5     365.7      57.8     66.3       (8.5)
      Visa/MasterCard                      5,152.7    4,437.7   14.3   13.3      736.1     590.1     146.0    100.0       46.0
      Merchant participation               2,995.7    2,803.7   14.0   15.2      419.6     425.8      (6.2)    28.1      (34.3)
      Other unsecured                      5,526.0    4,788.2   17.3   17.2      956.8     821.6     135.2    127.7        7.5
      Commercial                           1,721.7    2,623.4    6.1    7.2      105.7     188.8     (83.1)   (58.2)     (24.9)
     =========================================================================================================================
     Total receivables                   $22,021.7  $21,011.2   13.1%  12.6%  $2,878.8  $2,642.3    $236.5   $129.8    $ 106.7
     Noninsurance investments              2,193.0    2,424.4    5.6    5.4      123.4     131.9      (8.5)   (12.9)       4.4
     =========================================================================================================================
     Total interest-earning assets
      (excluding insurance investments)  $24,214.7  $23,435.6   12.4%  11.8%  $3,002.2  $2,774.2    $228.0   $ 94.0    $ 134.0
     Insurance investments                 6,140.8    6,793.5
     Other assets                          3,386.7    3,862.3
     -------------------------------------------------------------------------------------------------------------------------
     TOTAL ASSETS                        $33,742.2  $34,091.4
     =========================================================================================================================
     Debt:
      Commercial paper                   $ 4,551.1  $ 4,316.4    6.0%   4.4%  $  273.2  $  191.2    $ 82.0   $ 10.9    $  71.1
      Bank and other borrowings            1,565.1    1,321.1    7.4    7.6      116.3     101.0      15.3     18.2       (2.9)
      Deposits                             7,044.2    7,668.1    5.1    4.1      362.7     312.1      50.6    (27.0)      77.6
      Senior and senior subordinated
        debt (with original maturities
        over one year)                    10,489.1   10,206.6    7.7    6.3      804.9     638.4     166.5     18.1      148.4
     =========================================================================================================================
     Total debt                          $23,649.5  $23,512.2    6.6%   5.3%  $1,557.1  $1,242.7    $314.4   $  7.3    $ 307.1
     Insurance policy and
        claim reserves                     5,768.3    6,409.1
     Other liabilities                     1,557.8    1,724.4
     -------------------------------------------------------------------------------------------------------------------------
     Total liabilities                    30,975.6   31,645.7
     Preferred stock                         309.0      330.7
     Common shareholders' equity           2,457.6    2,115.0
     -------------------------------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND
        SHAREHOLDERS' EQUITY             $33,742.2  $34,091.4
     =========================================================================================================================
     NET INTEREST MARGIN--
        OWNED BASIS(1)                                                        $1,445.1  $1,531.5    $(86.4)  $ 86.7    $(173.1)
     =========================================================================================================================
     INTEREST SPREAD--OWNED BASIS (4)(5)                         6.0%   6.5%
     =========================================================================================================================

     (1) See page 64 for the company's net interest margin on a managed basis for 1995, 1994 and 1993.
     (2) Nonaccrual loans are included in average outstanding balances.
     (3) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance. For total receivables, total interest-earning assets and total debt, the rate and volume variances are calculated based on the relative weighting of the individual components comprising these totals. These totals do not represent an arithmetic sum of the individual components.
     (4) As a percent of average interest-earning assets.
     (5) The net interest margin analysis includes the following for foreign businesses:


                                                      1995           1994           1993
      ----------------------------------------------------------------------------------
      Average interest-earning assets             $3,665.7       $4,044.8       $3,650.4
      Average interest-bearing liabilities         3,444.4        3,905.7        3,600.7
      Net interest margin                            235.9          261.0          255.1
      Interest spread                                  6.4%           6.5%           7.0%
      ----------------------------------------------------------------------------------


NET INTEREST MARGIN--1994 COMPARED TO 1993 (OWNED BASIS)




                                                                                      Finance and              Increase/(Decrease)
Household International, Inc.                                                    Interest Income/                          Due to:
and Subsidiaries                    Average Outstanding(2)      Average Rate     Interest Expense  ---------------------------------
All dollar amounts are              ---------------------      -------------   ------------------              Volume        Rate
stated in millions.                      1994         1993     1994     1993      1994       1993  Variance  Variance(3) Variance(3)
------------------------------------------------------------------------------------------------------------------------------------
Receivables:
 First mortgage                     $ 3,249.0    $ 4,037.7      7.7%     8.5%  $  250.3  $  343.5  $  (93.2)  $  (62.8)   $ (30.4)
 Home equity                          3,109.2      3,177.0     11.8     10.6      365.7     336.6      29.1       (7.3)      36.4
 Visa/MasterCard                      4,437.7      4,200.1     13.3     13.1      590.1     549.0      41.1       31.5        9.6
 Merchant participation               2,803.7      2,244.3     15.2     16.6      425.8     372.8      53.0       87.0      (34.0)
 Other unsecured                      4,788.2      4,022.4     17.2     17.8      821.6     716.5     105.1      132.1      (27.0)
 Commercial                           2,623.4      3,062.1      7.2      7.9      188.8     243.0     (54.2)     (32.8)     (21.4)
=================================================================================================================================
Total receivables                   $21,011.2    $20,743.6     12.6%    12.3%  $2,642.3  $2,561.4  $   80.9   $   33.2    $  47.7
Noninsurance investments              2,424.4      2,129.2      5.4      6.1      131.9     129.3       2.6       16.9      (14.3)
=================================================================================================================================
Total interest-earning assets
(excluding insurance investments)   $23,435.6    $22,872.8     11.8%    11.8%  $2,774.2  $2,690.7  $   83.5   $   66.5    $  17.0
Insurance investments                 6,793.5      6,084.0
Other assets                          3,862.3      3,783.1
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                        $34,091.4    $32,739.9
=================================================================================================================================
Debt:
 Commercial paper                   $ 4,316.4    $ 3,826.9      4.4%     3.7%  $  191.2  $  142.5  $   48.7   $   19.6    $  29.1
Bank and other borrowings             1,321.1      1,978.8      7.6      5.5      101.0     108.6      (7.6)     (42.6)      35.0
 Deposits                             7,668.1      7,735.0      4.1      4.2      312.1     321.2      (9.1)      (2.8)      (6.3)
 Senior and senior subordinated
   debt (with original maturities
   over one year)                    10,206.6      9,493.5      6.3      6.1      638.4     577.2      61.2       41.8       19.4
==================================================================================================================================
Total debt                          $23,512.2    $23,034.2      5.3%     5.0%  $1,242.7  $1,149.5  $   93.2   $   24.3    $  68.9
Insurance policy and
  claim reserves                      6,409.1      5,684.8
Other liabilities                     1,724.4      1,810.0
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                    31,645.7     30,529.0
Preferred stock                         330.7        330.7
Common shareholders' equity           2,115.0      1,880.2
----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY               $34,091.4    $32,739.9
==================================================================================================================================
NET INTEREST MARGIN--
 OWNED BASIS (1)                                                               $1,531.5  $1,541.2  $   (9.7)  $   42.2    $ (51.9)
==================================================================================================================================
INTEREST SPREAD--OWNED BASIS(4),(5)                             6.5%     6.7%
==================================================================================================================================

NET INTEREST MARGIN--1995 COMPARED TO 1994 AND 1993 (MANAGED BASIS)

Net Interest Margin on a Managed Basis--As receivables are securitized and sold rather than held in portfolio, net interest income is shifted to securitization income, and the company retains a substantial portion of the profit inherent in the receivable while increasing liquidity. Due to the growing level of securitized receivables, the comparability of net interest margin between periods may be impacted by the level and type of receivables securitized. The following table presents a summarized net interest margin analysis on a managed basis.




                                                                                                                    Finance and
                                                                                                                Interest Income/
Household International, Inc.                    Average Outstanding(1)               Average Rate              Interest Expense
and Subsidiaries
All dollar amounts are               ----------------------------------    ------------------------  ----------------------------
stated in millions.                       1995        1994         1993     1995     1994      1993        1995      1994    1993
--------------------------------------------------------------------------------------------------------------------------------
Receivables:
 First mortgage                     $ 2,941.1   $ 3,295.2    $ 4,037.7     8.1%     7.7%      8.5%  $  237.1  $  253.9  $  343.6
 Home equity                          8,483.5     7,779.4      8,060.4     12.1     11.2      10.4   1,024.4     868.2     835.0
 Visa/MasterCard                     11,481.4     9,608.6      6,996.8     14.4     13.3      13.7   1,649.2   1,281.8     961.2
 Merchant participation               3,814.6     3,107.1      2,704.5     14.3     15.4      16.7     545.6     479.6     450.8
 Other unsecured                      6,060.2     4,798.2      4,140.5     17.2     17.2      17.6   1,039.4     825.0     729.8
 Commercial                           1,721.7     2,623.4      3,062.1      6.1      7.2       7.9     105.7     188.7     242.9
--------------------------------------------------------------------------------------------------------------------------------
Total receivables                   $34,502.5   $31,211.9    $29,002.0     13.3%    12.5%     12.3% $4,601.4  $3,897.2  $3,563.3
Noninsurance investments              2,193.0     2,424.4      2,106.1      5.6      5.4       6.1     123.4     131.9     129.3
--------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets
 (excluding insurance
 investments)                        36,695.5    33,636.3     31,108.1     12.9     12.0      11.9   4,724.8   4,029.1   3,692.6
--------------------------------------------------------------------------------------------------------------------------------

Total debt                           36,130.2    33,712.9     31,292.6      6.5      5.3       4.9   2,365.4   1,775.0   1,540.6
--------------------------------------------------------------------------------------------------------------------------------
Net Interest Margin--
 Managed Basis                                                                                      $2,359.4  $2,254.1  $2,152.0
================================================================================================================================

Interest Spread--Managed Basis(2)                                           6.4%     6.7%      6.9%
--------------------------------------------------------------------------------------------------------------------------------


(1)Nonaccrual loans are included in average outstanding balances.
(2)As a percent of average interest-earning assets.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


Household International, Inc. and Subsidiaries                 1995--Three Months Ended        1994--Three Months Ended
All dollar amounts except per share data are   ----------------------------------------   -----------------------------
stated in millions.                               Dec.     Sept.       June       March    Dec.   Sept.    June   March
-----------------------------------------------------------------------------------------------------------------------
Finance income                                 $731.3    $752.3      $713.5      $681.7  $696.7  $677.6  $651.9  $616.1
Interest income from noninsurance
 investment securities                           18.5      19.8        48.8        36.3    41.2    29.8    29.2    31.7
Interest expense                                375.5     404.1       400.1       377.4   364.1   327.0   294.2   257.4
-----------------------------------------------------------------------------------------------------------------------
Net interest margin                             374.3     368.0       362.2       340.6   373.8   380.4   386.9   390.4
Provision for credit losses on
 owned receivables                              191.6     188.2       217.2       164.3   104.6   173.3   154.8   174.1
-----------------------------------------------------------------------------------------------------------------------
Net interest margin after provision for
 credit losses                                  182.7     179.8       145.0       176.3   269.2   207.1   232.1   216.3
-----------------------------------------------------------------------------------------------------------------------
Securitization income                           240.2     201.1       219.5       212.8   189.6   163.3   139.7   162.9
Insurance premiums and contract revenues         59.9      87.8        86.7        87.7    85.9    36.1    79.4    80.6
Investment income                                46.9     145.5       138.0       139.8   126.3   128.7   120.9   138.5
Fee income                                       57.3      48.3        44.0        46.8    56.6    65.1    66.0    62.8
Other income                                     90.5      58.0        90.5        40.9     3.5    42.1    45.1    36.0
-----------------------------------------------------------------------------------------------------------------------
Total other revenues                            494.8     540.7       578.7       528.0   461.9   435.3   451.1   480.8
=======================================================================================================================
Salaries and fringe benefits                    124.7     134.1       141.0       145.8   159.6   165.3   167.4   164.3
Occupancy and equipment expense                  52.0      53.5        57.0        59.6    63.2    61.6    60.0    58.6
Other marketing expenses                         91.4      86.9        89.4        91.8    91.5    76.9    80.9    78.1
Other servicing and administrative expense       99.8     129.8       117.7       123.3   150.1   116.2   121.0   146.4
Policyholders' benefits                          57.9     133.7       142.7       140.2   120.5    84.7   129.1   130.1
-----------------------------------------------------------------------------------------------------------------------
Total costs and expenses                        425.8     538.0       547.8       560.7   584.9   504.7   558.4   577.5
-----------------------------------------------------------------------------------------------------------------------
Income before income taxes                      251.7     182.5       175.9       143.6   146.2   137.7   124.8   119.6
Income taxes                                    119.4      63.9        69.6        47.6    35.2    43.2    40.3    42.0
-----------------------------------------------------------------------------------------------------------------------
Net income                                    $ 132.3    $118.6      $106.3      $ 96.0  $111.0  $ 94.5  $ 84.5  $ 77.6
=======================================================================================================================
Earnings per common share:
Primary                                       $  1.29    $ 1.11      $ 1.00      $  .91  $ 1.07  $  .90  $  .81  $  .74
-----------------------------------------------------------------------------------------------------------------------
Fully diluted                                    1.29      1.10        1.00         .91    1.07     .90     .80     .73
=======================================================================================================================


        Fourth Quarter Results    Net income for the 1995 fourth quarter was
$132.3 million, up 12 percent from the third quarter and up 19 percent from the prior year fourth quarter. In the quarter, the company sold the individual life and annuity product lines of its life insurance business and its Canadian first mortgage business for a small gain. This gain was essentially offset by the lost income from these operations. Fourth quarter income benefited from good growth in the company's credit card operations and continued strong performance in its United Kingdom operations.

        Net interest margin was flat compared to the prior quarter and prior year quarter, as the effect of lower leverage was offset by lower levels of owned interest-earning assets. The provision for credit losses on owned receivables was unchanged in the quarter but increased 83 percent from 1994, as the company continued to strengthen reserves in light of economic uncertainty, coupled with the continued shift in product mix toward unsecured receivables. Credit loss reserves as a percent of owned receivables increased to 3.31 percent at December 31, 1995 compared to 2.94 percent in the previous quarter and 2.66 percent a year ago.

        Securitization income rose 19 and 27 percent from the previous and year ago quarters, respectively, due to higher amounts of receivables sold and serviced with limited recourse and increased fee and other income on securitized Visa/MasterCard receivables. Insurance premiums and contract revenues and investment income were lower than the third quarter and 1994 fourth quarter primarily because of the sale of the life insurance business early in the fourth quarter. Fee income was flat compared to the fourth quarter of 1994 but was up from the third quarter due to higher fee income on owned Visa/MasterCard receivables. Other income in the second and third quarters of 1995 included the gains on the sale of the consumer banking operations outside of Illinois, and the fourth quarter amount reflected the gain on the sale of the insurance business and Canadian mortgage portfolio. Other income in the fourth quarter of 1994 was negatively impacted by the loss on sale of the company's Australian subsidiary. Excluding these one-time items, other income in the fourth quarter of 1995 was essentially flat with the third quarter but down from the 1994 fourth quarter due to lower servicing fee income on off-balance sheet first mortgage and other unsecured portfolios that have lower balances or are no longer being serviced.

        All expense categories, with the exception of other marketing expenses, were down compared to prior periods primarily due to the previously mentioned sales of businesses that occurred in late 1994 and throughout 1995. The company's normalized efficiency ratio was 49.8 percent in the fourth quarter compared to 53.2 percent in the third quarter and 58.6 percent last year. The effective tax rate for the fourth quarter was 47.4 percent, up from 35.0 percent in the third quarter due to additional taxes incurred on the sale of the insurance business. The 1994 fourth quarter effective tax rate of 24.1 percent reflected the tax benefits associated with the sale of the Australian subsidiary.

COMMON AND PREFERRED STOCK INFORMATION

COMMON STOCK
          Household International common stock is listed on the New York and Chicago stock exchanges. It also has unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American Stock Exchange.

PREFERRED STOCK
          In 1995, Household fully redeemed its $6.25 Preferred on June 28, its Flexible Rate Auction Preferred, Series B, on July 13 and the 9 1/2% Preferred, Series 1989-A, on July 27.

                                                          Dividends Declared
                                                  Ticker  ------------------
          Stock                                   Symbol  1995         1994    Features                Redemption Features
          ---------------------------------------------------------------------------------------------------------------------
          Common                                  HI      $1.31        $1.23   Quarterly dividend      N/A
                                                                               rate increased to
                                                                               $.34 effective 10/15/95
          ---------------------------------------------------------------------------------------------------------------------
          9 1/2% Preferred,                       HI+PRX  $ .95        $ .95   Nonconvertible          Cannot be redeemed prior
          Series 1991-A                                                                                to 8/13/96.  Redeemable
                                                                                                       at company's option after
          Depositary Shares representing                                                               8/13/96 in whole or in
          1/10 share of 9 1/2% Preferred Stock,                                                        part at $10.00
          Series 1991-A
          ---------------------------------------------------------------------------------------------------------------------
          8 1/4% Preferred,                       HI+PRZ  $2.0625      $2.0625 Nonconvertible          Cannot be redeemed prior
          Series 1992-A                                                                                to 10/15/02.  Redeemable
                                                                                                       at company's option after
                                                                                                       10/15/02 in whole or in
          Depositary Shares representing                                                               part at $25.00
          1/40 share of 8 1/4% Preferred Stock,
          Series 1992-A
          ---------------------------------------------------------------------------------------------------------------------
          7.35% Preferred,                        HI+PRJ  $1.8375      $1.8375 Nonconvertible          Cannot be redeemed prior
          Series 1993-A                                                                                to 10/15/98.  Redeemable
                                                                                                       at company's option after
                                                                                                       10/15/98 in whole or in
          Depositary Shares representing                                                               part at $25.00
          1/40 share of 7.35% Preferred Stock,
          Series 1993-A
          ---------------------------------------------------------------------------------------------------------------------
                                                                        Shareholders
                                              Shares Outstanding           of Record     1995 MARKET PRICE    1994 Market Price
                                            ----------------------    ---------------    -----------------    -----------------
          Stock                                   1995        1994      1995     1994      HIGH     LOW       High        Low
          ---------------------------------------------------------------------------------------------------------------------
          Common                            97,161,529  96,602,598    13,515   14,379     68 3/8   35 7/8     39 3/4     28 1/2

          9 1/2% Preferred, Series 1991-A
              (Per Depositary Share)         5,500,000   5,500,000       786      895     10 3/4   10 1/8     11 3/8     10

          8 1/4% Preferred, Series 1992-A
              (Per Depositary Share)         2,000,000   2,000,000       453      518     27 7/8   23 1/4     27 1/4     22 1/4

          7.35% Preferred, Series 1993-A
              (Per Depositary Share)         4,000,000   4,000,000       317      343     25 7/8   20 3/8     25 1/2     20 1/4
          ---------------------------------------------------------------------------------------------------------------------



        Year ended December 31, unless
        otherwise indicated                    1995               1994                 1993                1992               1991
----------------------------------------------------------------------------------------------------------------------------------
Market Value Per Share of Common Stock(1)
(High-Low Prices On NYSE)
        First quarter                    45 - 35 7/8    35 5/8 - 29        35 3/4 - 26 15/16     28 3/8 - 22 1/2    25 1/4 - 13 3/4

        Second quarter               51 1/2 - 43 1/8    36 1/8 - 28 1/2      36 3/8 - 31 5/8    25 3/16 - 20 3/4        26 3/8 - 21

        Third quarter                    62 - 48 7/8    39 3/4 - 32 7/8    39 15/16 - 34 5/8         27 1/8 - 25    31 1/2 - 22 1/2

        Fourth quarter               68 3/8 - 54 1/4    39 1/8 - 32 3/4     40 3/8 -  30 5/8     30 1/4 - 23 5/8   29 3/4 - 20 5/16

        Yearly range                 68 3/8 - 35 7/8    39 3/4 - 28 1/2    40 3/8 - 26 15/16     30 1/4 - 20 3/4    31 1/2 - 13 3/4
----------------------------------------------------------------------------------------------------------------------------------
        Composite common shares
         traded                           77,242,300         64,880,200          56,945,400           52,441,000         72,516,800

        Average daily volume                 306,517            257,461             225,081              206,460            287,766
----------------------------------------------------------------------------------------------------------------------------------
Price Earnings Ratio(2)
        Yearly range-fully diluted(3)    17.4 - 11.1         13.0 - 9.9         18.7 - 12.0(3)                (3)        10.7 - 5.0

        Yearly average-fully diluted(3)         13.6               11.5                16.0(3)                (3)               8.3
----------------------------------------------------------------------------------------------------------------------------------
Dividend Yield
        Yearly range                      3.4% - 1.9  %      4.1% - 3.0%         4.3% - 2.9%          5.4% - 3.9%        7.9% - 3.6%

        Yearly average                           2.6  %             3.5%                3.4%                 4.4%               4.8%
----------------------------------------------------------------------------------------------------------------------------------
Dividend Payout Ratio

        Common dividends to net income
          available to common shareholders        30  %              35%                 41%                   59%               71%

        Total dividends to net income             34  %              40%                 47%                   65%               77%
----------------------------------------------------------------------------------------------------------------------------------
Shares Outstanding at December 31
        Common(1)                         97,161,529         96,602,598          94,448,132            82,876,266        79,553,456

        $6.25 Preferred                            -             52,010             385,439               720,000         1,087,695

        9 1/2% Preferred, Series 1989-A(4)         -          3,000,000           3,000,000             3,000,000         3,000,000

        11 1/4% Enhanced Rate Preferred(4)         -                 -                   -              4,500,000         4,500,000

        9 1/2% Preferred, Series 1991-A(4) 5,500,000          5,500,000           5,500,000             5,500,000         5,500,000

        8 1/4% Preferred, Series 1992-A(4) 2,000,000          2,000,000           2,000,000             2,000,000                 -

        7.35% Preferred, Series 1993-A(4)  4,000,000          4,000,000           4,000,000                     -                 -

        Flex APS, Series A                         -                  -                   -               350,000           350,000

        Flex APS, Series B                         -            400,000             400,000               400,000           400,000
----------------------------------------------------------------------------------------------------------------------------------
Shareholders of Record at December 31
        Common(1)                             13,515             14,379              14,632                14,605            15,098

        $6.25 Preferred                            -                408                 641                   842             1,040

        9 1/2% Preferred, Series 1989-A(4)         -                535                 591                   595               541

        11 1/4% Enhanced Rate Preferred(4)         -                  -                   -                 1,055             1,019

        9 1/2% Preferred, Series 1991-A(4)       786                895                 939                   889               754

        8 1/4% Preferred, Series 1992-A(4)       453                518                 512                   409                 -

        7.35% Preferred, Series 1993-A(4)        317                343                 305                     -                 -

        Flex APS, Series A                         -                  -                   -                     1                 1

        Flex APS, Series B                         -                  4                   4                     4                 3
----------------------------------------------------------------------------------------------------------------------------------
        Total                                 15,071             17,082              17,624                18,400            18,456
==================================================================================================================================


     (1) 1992 and 1991 amounts have been restated to reflect the two-for-one stock split in the form of a 100 percent stock dividend, effective October 15, 1993.

     (2) The ratio of market price per share to fully diluted earnings per share is based on revolving summation of quarterly results.

     (3) Due to a loss in the fourth quarter of 1991, both the yearly range and yearly average of the price-earnings ratio are not meaningful in 1992. In 1993, the year range and yearly average are from February 4, 1993 forward.

     (4) Per depositary share.