Form 10-K405, Exhibit 13
period 1996-12-31
HOUSEHOLD INTERNATIONAL INC
filed 1997-03-20
CIK 354964

                                                                EXHIBIT 13


FINANCIAL SECTION CONTENTS


                Selected Financial Data and Statistics           18
                Credit Quality Statistics                        19
                Management's Discussion and Analysis
                 of Financial Condition and Results
                 of Operations                                   20
                Analysis of Credit Loss Reserves Activity--
                 Owned Receivables                               32
                Analysis of Credit Loss Reserves Activity--
                 Managed Receivables                             33
                Net Interest Margin--1996 Compared to 1995
                  (Owned Basis)                                  34
                Net Interest Margin--1995 Compared to 1994
                  (Owned Basis)                                  35
                Net Interest Margin--1996 Compared to 1995
                 and 1994 (Managed Basis)                        36
                Selected Quarterly Financial Data (Unaudited)    37
                Consolidated Statements of Income                38
                Consolidated Balance Sheets                      39
                Consolidated Statements of Cash Flows            40
                Consolidated Statements of Changes in Preferred
                 Stock and Common Shareholders' Equity           41
                Notes to Consolidated Financial Statements       42
                Independent Auditors' Report                     67
                Stock Information                                68

SELECTED FINANCIAL DATA AND STATISTICS




                     Household International, Inc. and Subsidiaries
                     All dollar amounts except per share data are stated in millions.           1996        1995        1994
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME  Net interest margin and other revenues                                  $  3,538.2   $  3,587.3  $  3,360.6
DATA--YEAR ENDED     Provision for credit losses on owned receivables                             759.6        761.3       606.8
DECEMBER 31          Operating expenses                                                         1,727.2      1,597.8     1,761.1
                     Policyholders' benefits                                                      229.1        474.5       464.4
                     Income taxes                                                                 283.7        300.5       160.7
                     -------------------------------------------------------------------------------------------------------------
                     Net income                                                              $    538.6   $    453.2  $    367.6
---------------------=============================================================================================================
PER COMMON SHARE     Net income                                                              $     5.30   $     4.30  $     3.50
                     Dividends declared                                                            1.46         1.31        1.23
                     Book value                                                                   30.30        27.70       22.78
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA   Total assets(1):
AT DECEMBER 31         Owned                                                                 $ 29,594.5   $ 29,218.8  $ 34,338.4
                       Managed                                                                 48,120.9     44,103.4    46,833.5
                     -------------------------------------------------------------------------------------------------------------
                     Managed receivables(2):
                       First mortgage                                                        $    725.6   $  2,066.9  $  3,364.2
                       Home equity                                                              7,985.4      8,810.1     7,940.2
                       Visa/MasterCard                                                         18,737.4     13,343.1    11,100.2
                       Private label                                                            5,587.0      4,446.2     3,433.1
                       Other unsecured                                                          8,620.2      6,660.8     5,378.2
                       Commercial                                                                 937.8      1,289.6     1,834.8
                     -------------------------------------------------------------------------------------------------------------
                     Total managed receivables                                                 42,593.4     36,616.7    33,050.7
                     Receivables serviced with limited recourse                               (18,526.4)   (14,884.6)  (12,495.1)
                     -------------------------------------------------------------------------------------------------------------
                     Owned receivables                                                       $ 24,067.0   $ 21,732.1  $ 20,555.6
                     =============================================================================================================
                     Deposits(3)                                                             $  2,365.1   $  4,708.8  $  8,439.0
                     Total other debt                                                          21,230.1     17,887.3    14,646.2
                     Company obligated mandatorily redeemable
                       preferred securities of subsidiary trusts                                  175.0         75.0           -
                     Convertible preferred stock                                                      -            -         2.6
                     Preferred stock                                                              205.0        205.0       320.0
                     Common shareholders' equity                                                2,941.2      2,690.9     2,200.4
----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL   Return on average owned assets                                                1.82%        1.34%       1.08%
RATIOS               Return on average common
                       shareholders' equity                                                        18.9         17.4        16.0
                     Total shareholders' equity as a percent
                       of owned assets(4)                                                         11.22        10.17        7.34
                     Total shareholders' equity as a percent
                       of managed assets(4)                                                        6.90         6.74        5.38
                     Managed net interest margin                                                   6.98         6.43        6.70
                     Managed consumer net chargeoff ratio                                          3.35         2.95        2.84
                     Managed basis efficiency ratio, normalized                                    40.8         46.0        52.7
                     Total dividends to net income                                                 29.4         34.0        39.9

----------------------------------------------------------------------------------------------------------------------------------


                     Household International, Inc. and Subsidiaries
                     All dollar amounts except per share data are stated in millions.           1993       1992
----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF INCOME  Net interest margin and other revenues                                  $ 3,305.0  $ 2,760.4
DATA--YEAR ENDED     Provision for credit losses on owned receivables                            735.8      671.5
DECEMBER 31          Operating expenses                                                        1,579.4    1,297.0
                     Policyholders' benefits                                                     539.1      513.9
                     Income taxes                                                                152.0       87.1
                     -------------------------------------------------------------------------------------------------------------
                     Net income                                                              $   298.7  $   190.9
---------------------=============================================================================================================
PER COMMON SHARE     Net income                                                              $    2.85       1.93
                     Dividends declared                                                           1.18       1.15
                     Book value                                                                  22.01      18.65
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA   Total assets(1):
AT DECEMBER 31         Owned                                                                 $32,961.5  $31,128.4
                       Managed                                                                42,789.3   39,074.7
                     -------------------------------------------------------------------------------------------------------------
                     Managed receivables(2):
                       First mortgage                                                        $ 3,534.1  $ 4,513.8
                       Home equity                                                             7,880.4    7,742.9
                       Visa/MasterCard                                                         8,842.6    5,726.6
                       Private label                                                           2,949.1    2,666.3
                       Other unsecured                                                         4,320.8    4,085.4
                       Commercial                                                              2,831.2    3,279.6
                     -------------------------------------------------------------------------------------------------------------
                     Total managed receivables                                                30,358.2   28,014.6
                     Receivables serviced with limited recourse                               (9,827.8)  (7,946.3)
                     -------------------------------------------------------------------------------------------------------------
                     Owned receivables                                                       $20,530.4  $20,068.3
                     =============================================================================================================
                     Deposits(3)                                                             $ 7,516.1  $ 8,030.3
                     Total other debt                                                         14,755.9   14,267.7
                     Company obligated mandatorily redeemable
                       preferred securities of subsidiary trusts                                     -          -
                     Convertible preferred stock                                                  19.3       36.0
                     Preferred stock                                                             320.0      300.0
                     Common shareholders' equity                                               2,078.3    1,545.6
----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL   Return on average owned assets                                                .91%       .62%
RATIOS               Return on average common
                       shareholders' equity                                                       14.2       10.7
                     Total shareholders' equity as a percent
                       of owned assets(4)                                                         7.28       5.93
                     Total shareholders' equity as a percent
                       of managed assets(4)                                                       5.60       4.72
                     Managed net interest margin                                                  6.92       6.47
                     Managed consumer net chargeoff ratio                                         2.91       3.45
                     Managed basis efficiency ratio, normalized                                   51.8       51.9
                     Total dividends to net income                                                47.3       65.3
----------------------------------------------------------------------------------------------------------------------------------

                     (1)In the fourth quarter of 1995 the company sold the
                        individual life and annuity product lines of its life insurance business, including approximately $6.1 billion of assets.
                     (2)In 1996 the company acquired credit card portfolios with outstandings of $4.1 billion. In addition, the company sold $1.7 billion of lower-margin loans primarily from the previously divested mortgage and consumer banking businesses.
                     (3)The company sold its domestic consumer banking
                        operations, including $2.8 and $3.4 billion in deposits in 1996 and 1995, respectively. The company's Canadian subsidiary also sold $725 million in deposits in 1995.
                     (4)Total shareholders' equity at December 31, 1996 and 1995 includes common shareholders' equity, preferred stock
                        and company obligated mandatorily redeemable preferred securities of subsidiary trusts. Total shareholders' equity excludes convertible preferred stock that was fully converted or redeemed during 1995.

CREDIT QUALITY STATISTICS



                        Household International, Inc. and Subsidiaries
                        All dollar amounts are stated in millions.
                        At December 31, unless otherwise indicated.       1996    1995    1994    1993    1992
--------------------------------------------------------------------------------------------------------------
MANAGED CONSUMER        First mortgage                                   9.49%   3.29%   1.81%   1.33%   1.17%
TWO-MONTH-AND-          Home equity                                       3.96    3.24    2.83    3.55    4.61
OVER CONTRACTUAL        Visa/MasterCard                                   2.71    2.22    2.25    2.41    2.70
DELINQUENCY RATIOS      Private label                                     5.50    4.51    4.53    4.74    6.27
                        Other unsecured                                   6.13    5.60    5.19    7.14    9.06
                        ---------------------------------------------------------------------------------------
                        Total                                            4.15%   3.46%   3.11%   3.59%   4.45%
                        ---------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
RATIO OF NET            First mortgage                                    .45%    .35%    .41%    .37%    .19%
CHARGEOFFS TO           Home equity                                        .99    1.00    1.31    1.30    1.20
AVERAGE MANAGED         Visa/MasterCard                                   4.67    4.26    3.92    3.84    5.69
RECEIVABLES(1)          Private label                                     3.21    4.72    3.57    4.10    5.27
                        Other unsecured                                   4.02    3.33    4.36    6.16    7.87
                        ---------------------------------------------------------------------------------------
                        Total consumer                                    3.35    2.95    2.84    2.91    3.45
                        Commercial                                         .98    2.21    3.21    4.68    2.10
                        ---------------------------------------------------------------------------------------
                        Total                                            3.28%   2.91%   2.87%   3.10%   3.28%
------------------------======================================================================================
NONACCRUAL OWNED        Domestic:
RECEIVABLES                First mortgage                               $ 50.0  $ 39.6  $ 38.6  $ 25.6  $ 26.4
                           Home equity                                    95.5    87.5    41.1    40.8   114.9
                           Private label(2)                                6.0    42.1    20.3    16.8    14.0
                           Other unsecured                               163.7   164.2   147.2   153.5   148.9
                        Foreign                                          106.6   102.6    99.6   128.7   193.7
                        ---------------------------------------------------------------------------------------
                        Total consumer                                   421.8   436.0   346.8   365.4   497.9
                        Commercial                                        59.4   145.5   116.3   272.4   298.3
                        ---------------------------------------------------------------------------------------
                        Total                                           $481.2  $581.5  $463.1  $637.8  $796.2
------------------------======================================================================================
NONACCRUAL MANAGED      Domestic:
RECEIVABLES              First mortgage                                 $ 50.0  $ 39.6  $ 38.6  $ 25.6  $ 26.4
                         Home equity                                     212.9   192.5   143.0   155.5   230.2
                         Private label(2)                                  6.0    64.2    36.8    21.7    20.8
                         Other unsecured                                 322.2   214.0   147.2   153.5   173.7
                        Foreign                                          128.0   112.7    99.6   128.7   193.7
                        ---------------------------------------------------------------------------------------
                        Total consumer                                   719.1   623.0   465.2   485.0   644.8
                        Commercial                                        59.4   145.5   116.3   272.4   298.3
                        ---------------------------------------------------------------------------------------
                        Total                                           $778.5  $768.5  $581.5  $757.4  $943.1
------------------------======================================================================================
ACCRUING OWNED          Domestic                                        $319.4  $128.0  $128.2  $131.8  $135.3
RECEIVABLES 90 OR MORE  Foreign                                           23.8    12.2     7.5    10.3    14.1
DAYS DELINQUENT(3)      ---------------------------------------------------------------------------------------
                        Total                                           $343.2  $140.2  $135.7  $142.1  $149.4
------------------------======================================================================================
ACCRUING MANAGED        Domestic                                        $525.2  $255.0  $220.7  $197.0  $196.3
RECEIVABLES 90 OR MORE    Foreign                                         23.8    12.2     7.5    10.3    14.1
DAYS DELINQUENT(3)      ---------------------------------------------------------------------------------------
                          Total                                         $549.0  $267.2  $228.2  $207.3  $210.4
------------------------======================================================================================
RENEGOTIATED COMMERCIAL LOANS                                           $ 12.9  $ 21.2  $ 41.8  $ 28.7  $198.4
--------------------------------------------------------------------------------------------------------------
REAL ESTATE OWNED       Domestic                                        $122.3  $111.5  $138.7  $367.2  $374.1
                        Foreign                                           14.3    25.0    44.1    58.3    73.0
                        ---------------------------------------------------------------------------------------
                        Total                                           $136.6  $136.5  $182.8  $425.5  $447.1
------------------------======================================================================================

               (1)For the year.
               (2)Represents nonaccrual sales contract receivables which are included in private label receivables.
               (3)Includes Visa/MasterCard and private-label credit card
                  receivables, consistent with industry practice. There were no commercial loans 90 or more days past due which remained on accrual status.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Household International, Inc. and Subsidiaries

Household International, Inc., through its subsidiaries, is a leading provider of consumer financial services, primarily consumer lending products to "middle-market" customers in the United States, United Kingdom and Canada, with $42.6 billion of managed receivables outstanding at December 31, 1996. The company's lending products include: home equity loans, Visa/MasterCard and private-label credit cards and other unsecured loans.

OPERATIONS
SUMMARY

- Net income in 1996 was a record $538.6 million, an increase of 19 percent over 1995 net income of $453.2 million. Net income in 1995 was 23 percent higher than 1994 earnings of $367.6 million. Net income per share was $5.30 in 1996, up 23 percent from $4.30 in 1995, which was up 23 percent from $3.50 in 1994. 1996 represented the fifth consecutive year of earnings per share growth of 20 percent or more. The company's return on average common shareholders' equity ("ROE") improved to 18.9 percent from 17.4 percent in 1995 and 16.0 percent in 1994. The return on average owned assets ("ROA") was 1.82 percent, up from 1.34 and 1.08 percent in 1995 and 1994, respectively. The increases in income, ROE and ROA in 1996 were due to the company's continued focus on growing its core businesses which provide greater returns compared to businesses that were sold or exited in 1996, 1995 and late 1994, as described below.
- During 1996, 1995 and late 1994, the company completed several major initiatives designed to benefit future operating results by focusing on higher return businesses and improving efficiency.
   In the second quarter of 1996, the company completed its exit from consumer banking by selling its consumer branch banking operations in the metropolitan Chicago market, including approximately $2.8 billion in deposits and $340 million of home equity and other unsecured receivables. In the second quarter and third quarters of 1995, the company sold its consumer banking operations outside of Illinois. This included bank branches in California, Maryland, Virginia, Ohio and Indiana with deposits totaling approximately $3.4 billion.
As a result of these sales, the company reduced acquired intangibles by $110 and $93 million in 1996 and 1995, respectively.
  In October 1995, the company sold the individual life and annuity product lines of its individual life insurance business, retaining the credit life insurance business. Assets sold, principally investment securities, totaled approximately $6.1 billion. The company also discontinued its remaining individual life insurance lines which included periodic payment annuities and corporate life insurance products.
   In 1995, the company also exited from its traditional first mortgage business, sold its domestic first mortgage servicing portfolio and sold its Canadian first mortgage servicing business, including substantially all of the owned first mortgage portfolio. These sales followed the company's decision in late 1994 to discontinue the domestic traditional first mortgage origination business.
- Virtually all of the company's businesses reported improved earnings in 1996 compared to 1995 and 1994;
   Higher earnings of the domestic consumer finance business were due to strong retail receivables growth, particularly in other unsecured receivables. Growth in receivables and improved pricing led to higher net interest margin, partially offset by higher credit losses primarily due to increased bankruptcies.
   Increased earnings for the Visa/MasterCard business were due to receivable growth, partially offset by higher credit losses resulting primarily from increased personal bankruptcy filings that have been experienced throughout the industry. In 1996, receivable growth resulted primarily from the acquisition of the AFL-CIO's $3.4 billion Union Privilege affinity card portfolio ("Union Privilege"). Union Privilege was created by the AFL-CIO to market benefits to union members. In addition, the company purchased approximately $725 million of receivables from Barnett Banks, Inc. Operating results continued to benefit from the alliance with General Motors Corporation ("GM") to issue the GM Card, a co-branded credit card. Domestic GM Card managed receivables totaled approximately $8.8 billion at December 31, 1996, up 11 percent from $7.9 billion at year-end 1995 and 29 percent from $6.8 billion at year-end 1994.
   Earnings in the company's private-label credit card business improved over the prior periods primarily due to receivable growth.
   The United Kingdom operation's net income increased 36 percent to $61.1 million compared to $44.9 million in 1995 and $27.7 million in 1994, primarily due to improved efficiency and receivables growth. Managed receivables totaled

                $3.0 billion at year-end 1996, up 37 percent from the end of 1995, as a result of higher levels of unsecured products and increased co-branding credit card relationships.
                   The Canadian operation had a higher profit in 1996 due
                primarily to improved efficiency. Net interest margin continued to improve as this business refocused on its core consumer finance products. This improvement was partially offset by lower asset levels due to the sale of lower return assets in the fourth quarter of 1995.
                   Operating results of the commercial business were better due to lower credit losses and increased gains from the disposition of assets.
                - The company's managed net interest margin increased 55 basis points to 6.98 percent in 1996 from 6.43 percent in 1995 and increased 28 basis points from 6.70 percent in 1994 reflecting the product mix change towards unsecured receivables, lower leverage and improved pricing.
                -  The company's normalized managed basis efficiency ratio was
                40.8 percent in 1996, 46.0 percent in 1995 and 52.7 percent in 1994. The efficiency ratio is the ratio of normalized operating expenses to managed net interest margin and other revenues less policyholders' benefits. The 1996 improvement was due to the sales of less-efficient businesses in 1995 and 1994 and continued cost control in its remaining businesses.

BALANCE SHEET   -  Managed assets totaled $48.1 billion at December 31, 1996,
REVIEW          up 9 percent from $44.1 billion at year-end 1995 due to
                receivable growth in the company's core businesses which was partially offset by reduced levels of investment securities and non-core receivables. Owned assets totaled $29.6 billion at December 31, 1996, essentially flat from $29.2 billion at year-end 1995. Changes in owned assets may vary from period to period depending on the timing and significance of securitization transactions. The company securitized approximately $6.9 and $5.4 billion of receivables during 1996 and 1995, respectively.
                - The company experienced higher growth in its core products and total portfolio during 1996, as shown in the following table:

-----------------------------------------------------------------------------------------------------------
                                                December 31,    Increase (Decrease)     Increase (Decrease)
All dollar amounts are stated in millions.              1996           in 1996/1995            in 1995/1994
-----------------------------------------------------------------------------------------------------------
MANAGED RECEIVABLES
Home equity                                       $ 7,985.4                     (9)%                    11%
Visa/MasterCard                                    18,737.4                     40                      20
Private label                                       5,587.0                     26                      30
Other unsecured                                     8,620.2                     29                      24
-----------------------------------------------------------------------------------------------------------
CORE PRODUCTS                                      40,930.0                     23                      19
-----------------------------------------------------------------------------------------------------------
First mortgage                                        725.6                    (65)                    (39)
Commercial                                            937.8                    (27)                    (30)
-----------------------------------------------------------------------------------------------------------
Total                                             $42,593.4                     16%                     11%
===========================================================================================================

                During the fourth quarter of 1996, the company sold approximately $1.7 billion of lower-margin loans, primarily from the previously divested mortgage and consumer banking businesses. These low return assets were previously held to meet the qualified thrift lending requirements of the company's banking subsidiary, but were no longer required as a result of changes in the banking laws on September 30, 1996. Excluding the impact of these asset sales, branch-sourced home equity loans grew 7 percent and total core receivables grew 26 percent in 1996.
                   In 1996 Visa/MasterCard receivables increased due to the
                acquisitions of the $3.4 billion Union Privilege portfolio and approximately $725 million of receivables from Barnett Banks, Inc., as well as continued growth in the GM Card program. The private label portfolio benefited from merchant programs signed in 1995 in the United States and Canada. Other unsecured growth was due to retail originations in the domestic consumer finance and United Kingdom operations. The company also acquired approximately $400 million of other unsecured receivables associated with Union Privilege in the third quarter of 1996.
                - The managed consumer two-months-and-over contractual delinquency ratio increased to 4.15 percent at December 31, 1996 from 3.46 percent at December 31, 1995. The 1996 managed consumer net chargeoff ratio was 3.35 percent compared to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

               Household International, Inc. and Subsidiaries

               2.95 and 2.84 percent in 1995 and 1994, respectively. The increases were consistent with the company's outlook given overall industry conditions.

               - The company increased managed credit loss reserves by $418.8 million, or 36 percent, in 1996 to $1,596.2 million compared to $1,177.4 million at December 31, 1995. This compares to an increase of 16 percent in total managed receivables in 1996. The increase in reserves reflected continuing uncertainty about consumer credit performance and the changing mix in the portfolio to more unsecured loans. Credit loss reserves as a percent of managed receivables were 3.75 percent at year-end 1996 compared to 3.22 percent a year ago. Reserves as a percent of nonperforming managed receivables increased to 119.1 percent from 111.4 percent at December 31, 1995.

               -  The ratio of total shareholders' equity to owned assets was
               11.22 percent, an increase from 10.17 percent at year-end 1995. The ratio of total shareholders' equity to managed assets was
               6.90 percent, up from 6.74 percent at December 31, 1995.


PRO FORMA      Securitizations of consumer receivables have been, and will
MANAGED        continue to be, an important source of liquidity for the
STATEMENTS OF  company. The company continues to service the securitized
INCOME         receivables after such receivables have been sold and retains a limited recourse obligation. Securitizations impact the classification of revenues and expenses in the statements of income. Amounts related to receivables serviced, including net interest margin, fee and other income, and provision for credit losses on receivables serviced with limited recourse are reported as a net amount in securitization income in the company's statements of income.
                    Management monitors the company's operations on a managed
               basis as well as on the historical owned basis reflected in its statements of income. The managed basis assumes that the receivables securitized are held in the portfolio. Pro forma managed statements of income are presented below. For purposes of this analysis, the results do not reflect the differences between the company's accounting policies for owned receivables and receivables serviced with limited recourse. Accordingly, net income on a pro forma managed basis equals net income on an owned basis.


               PRO FORMA MANAGED STATEMENTS OF INCOME
               In millions.
               Year ended December 31                                        1996       1995       1994
               ----------------------------------------------------------------------------------------
               Finance income                                           $ 5,273.7  $ 4,601.4  $ 3,897.2
               Interest income from noninsurance investment securities       80.6      123.4      131.9
               Interest expense                                           2,489.8    2,365.4    1,775.0
               ----------------------------------------------------------------------------------------
               Net interest margin                                        2,864.5    2,359.4    2,254.1
               Provision for credit losses                                1,641.0    1,271.1      969.8
               ----------------------------------------------------------------------------------------
               Net interest margin after provision for credit losses      1,223.5    1,088.3    1,284.3
               ----------------------------------------------------------------------------------------
               Insurance revenues                                           253.4      322.1      282.0
               Investment income                                            153.2      470.2      514.4
               Fee income                                                   916.1      665.5      546.4
               Other income                                                 232.4      279.9      126.7
               ----------------------------------------------------------------------------------------
               Total other revenues                                       1,555.1    1,737.7    1,469.5
               ----------------------------------------------------------------------------------------
               Salaries and fringe benefits                                 534.5      545.6      656.6
               Occupancy and equipment expense                              209.8      222.1      243.4
               Other marketing expenses                                     498.1      359.5      327.4
               Other servicing and administrative expenses                  484.8      470.6      533.7
               Policyholders' benefits                                      229.1      474.5      464.4
               ----------------------------------------------------------------------------------------
               Total costs and expenses                                   1,956.3    2,072.3    2,225.5
               ----------------------------------------------------------------------------------------
               Income before income taxes                                   822.3      753.7      528.3
               Income taxes                                                 283.7      300.5      160.7
               ----------------------------------------------------------------------------------------
               Net income                                               $   538.6  $   453.2  $   367.6
               ========================================================================================
               Average managed receivables                              $39,639.7  $34,502.5  $31,211.9
               Average noninsurance investments                           1,417.4    2,193.0    2,424.4
               ----------------------------------------------------------------------------------------
               Average managed interest-earning assets                  $41,057.1  $36,695.5  $33,636.3
               ========================================================================================

                The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on the company's historical owned statements of income ("Owned Basis") as well as on the above pro forma managed statements of income ("Managed Basis").

                NET INTEREST MARGIN Net interest margin on an Owned Basis was $1,509.9 million for 1996, up from $1,445.1 million in 1995 but down from $1,531.5 million in 1994. As a percent of average owned interest-earning assets, net interest margin was 6.09,
                5.97 and 6.53 percent in 1996, 1995 and 1994, respectively. The dollar increase over 1995 was primarily due to growth in average owned interest-earning assets and higher interest spreads. The dollar decrease in 1995 from 1994 was primarily due to increases in interest expense throughout 1994 and early 1995 that were not recaptured in finance income. See pages 34 and 35 for an analysis of the company's Owned Basis net interest margin.
                     Net interest margin on a Managed Basis increased 21 percent to $2,864.5 million from $2,359.4 million in 1995 due to receivable growth and an increase in interest spreads. The net interest margin percentage on a Managed Basis increased to 6.98 percent from 6.43 percent in 1995. Both of these percentages were adversely affected by portfolios of temporary investments that were used to build liquidity in anticipation of the sales of the company's consumer banking operations that took place in 1995 and 1996, as well as the acquisition of the Union Privilege portfolio in 1996. Excluding the impact of these temporary investments, net interest margin as a percent of average managed interest-earning assets was 7.07 and 6.48 percent in 1996 and 1995, respectively. Approximately two-thirds of the increase over 1995 was due to the continued shift in product mix towards unsecured receivables, with the remainder primarily due to lower leverage and improved pricing.
                     In 1995, the net interest margin percentage on a Managed
                Basis decreased to 6.43 percent from 6.70 percent in 1994 due to increases in interest expense throughout 1994 and early 1995 that were not recaptured in finance income. The higher cost of replacing deposits sold and the effect of temporary investments, as described above, also reduced the margin in 1995. These factors were partially offset by a change in portfolio mix toward unsecured, variable rate loans which carry wider spreads.
                     Net interest margin on a Managed Basis is greater than on
                an Owned Basis because Visa/MasterCard and other unsecured receivables, which have wider spreads, are a larger portion of the portfolio serviced with limited recourse than of the owned portfolio.

                PROVISION FOR CREDIT LOSSES The provision for credit losses includes current period credit losses and an amount which, in the judgment of management, is sufficient to maintain reserves for credit losses at a level that reflects known and inherent risks in the portfolio. The Managed Basis provision for credit losses also includes a provision for the company's estimated recourse liability over the life of the receivables securitized.
                     The provision for credit losses on receivables on an Owned
                Basis totaled $759.6 million in 1996, essentially unchanged from $761.3 million in 1995 and up 25 percent from $606.8 million in 1994. As a percent of average owned receivables, the provision was 3.25 percent compared to 3.46 and 2.89 percent in 1995 and 1994, respectively. The provision is impacted by the type and amount of receivables securitized in a given period.
                     The provision for credit losses on a Managed Basis totaled
                $1,641.0 million in 1996, an increase of 29 percent from $1,271.1 million in 1995 and up 69 percent from $969.8 million in 1994. The provision as a percent of average managed receivables was 4.14, 3.68 and 3.11 percent in 1996, 1995 and 1994, respectively.
                     Total unsecured consumer loans, which include
                Visa/MasterCard and private-label credit cards and other unsecured receivables, comprised 77 percent of the managed receivable portfolio at December 31, 1996, up from 67 percent a year ago. In view of continued uncertainty regarding consumer loss trends, higher levels of personal bankruptcies and continuing growth of unsecured products, the company recorded provisions for credit losses in excess of current period chargeoffs to increase its credit loss reserves. Provision in excess of chargeoffs related to owned receivables was $102 and $100 million in 1996 and 1995, respectively.

                OTHER REVENUES Securitization income was $1,149.0, $873.6 and $655.5 million in 1996, 1995 and 1994, respectively, and consists of income associated with the securitization and sale of receivables with limited recourse, including net interest margin, fee and other income, and provision for credit losses related to those receivables. Securitization income increased in 1996 due to growth in average securitized receivables. The components of securitization

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

                Household International, Inc. and Subsidiaries

                income are reclassified to the appropriate line in the statements of income on a Managed Basis.
                     Insurance revenues of $253.4 million in 1996 were down from
                $322.1 and $282.0 million in 1995 and 1994, respectively. The decrease was primarily due to the sale of the individual life and annuity product lines of business in the fourth quarter of 1995. On a pro forma basis, revenues of the retained insurance business were $229.1 and $198.7 million in 1995 and 1994, respectively. The increase in retained insurance revenues was due to higher premiums in the domestic and United Kingdom operations related to growth in the company's receivable portfolios.
                     The increase in total insurance revenues from 1994 to 1995 was due to the sale in 1994 of the whole life line of business, which resulted in a reduction of contract revenues of $47.8 million, representing the amount of claim reserves on the policies that were sold.
                     Investment income includes interest income on investment
                securities in the retained insurance lines of business as well as realized capital gains and losses. Investment income of $153.2 million in 1996 declined compared to $470.2 and $514.4 million in 1995 and 1994, respectively, primarily due to the sale of the individual life and annuity business. On a pro forma basis, investment income from the company's retained business was $170.7 million in 1995 and $150.1 million in 1994. The decrease in 1996 was primarily due to lower average levels of investments and lower yields. The increase from 1994 to 1995 was primarily due to higher gains from sales of available-for-sale investments and higher yields.
                     Fee income on an Owned Basis includes revenues from
                fee-based products such as credit cards, consumer banking deposits, and in 1994, commission income from the company's brokerage business. Fee income was $240.3 million in 1996, up from $196.4 million in 1995 but down from $250.5 million in 1994. Fee income was higher than 1995 due to higher amounts of owned credit card receivables in 1996. Fee income in 1995 was lower than 1994 due to lower commission income resulting from the sale of the company's brokerage business in the third quarter of 1994.
                     Fee income on a Managed Basis which, in addition to the
                items discussed above, includes fees and other income related to receivables serviced with limited recourse. Managed Basis fee income increased 38 percent to $916.1 million in 1996 from $665.5 million in 1995 and increased 68 percent from $546.4 million in 1994. The increases were primarily due to higher interchange and other fee income resulting from growth in the managed credit card portfolio and increased transaction volume. In addition, fee income in 1996 includes higher income associated with the securitization and sale of a larger amount of receivables compared to a year ago. Income recorded on these securitization transactions was substantially offset by the over-the-life provision for estimated credit losses on the securitized receivables, as previously discussed.
                     Other income was $232.4, $279.9 and $126.7 million during
                1996, 1995 and 1994, respectively, and includes gains and losses from the disposition of assets and businesses and income from servicing receivable portfolios without recourse.

                EXPENSES Operating expenses were $1,727.2, $1,597.8 and $1,761.1 million for 1996, 1995 and 1994, respectively. During 1996, the company recorded non-operating charges of $78 million related to the settlement of certain legal matters with a former subsidiary of the company, rationalization of office space and other matters. The company incurred charges to consolidate space and staff in certain operations in 1995 and 1994 totaling $15 and $23 million, respectively.
                     Salaries and fringe benefits were $534.5 million in 1996,
                down slightly from $545.6 million in 1995 and down 19 percent from $656.6 million in 1994. The improvement was primarily due to a lower average number of employees compared to the prior years, which resulted from actions initiated in late 1994 and continued through mid-1996 to improve the operating efficiency of certain businesses and to exit others. This improvement was partially offset in 1996 by an increase in the number of collectors in the company's lending businesses. The average number of employees during 1996, 1995 and 1994 was approximately 13,600, 14,000 and 17,200, respectively.
                     Occupancy and equipment expense was $209.8 million in 1996, down slightly from $222.1 million in 1995 and down 14 percent from $243.4 million in 1994. Excluding non-operating costs of $14 million in 1996, these expenses were down 12 percent from 1995 and 20 percent from 1994 due to initiatives taken throughout the three year period to rationalize office space and sell less-efficient businesses.
                     Other marketing expenses were $498.1 million, up 39 percent from $359.5 million in 1995 and up 52 percent from $327.4 million in 1994. These increases were principally due to marketing initiatives taken for the company's credit card portfolio. Other marketing expenses include amortization of premiums paid on portfolios acquired and reflect the purchase of the Union Privilege portfolio in June 1996.
                     Other servicing and administrative expenses of $484.8
                million in 1996 were up 3 percent from $470.6 million in 1995 but down 9 percent from $533.7 million in 1994. Excluding non-operating costs of $64, $15 and $23 million in 1996, 1995 and 1994, respectively, other servicing and administrative expenses declined 8 percent compared to 1995 and 18 percent from 1994 primarily due to the cost reduction initiatives previously discussed.
                     Policyholders' benefits were $229.1, $474.5 and $464.4
                million in 1996, 1995 and 1994, respectively. The decrease in expense in 1996 was due to the sale of the individual life and annuity business in late 1995. On a pro forma basis, policyholders' benefits of the retained insurance business were $211.4 and $199.5 million in 1995 and 1994, respectively. The increase in 1996 was primarily due to growth in domestic and United Kingdom specialty and credit insurance.
                     Income taxes. The 1996 effective tax rate was 34.5 percent compared to 39.9 percent in 1995 and 30.4 percent in 1994. The 1995 tax rate was affected by additional taxes on the sale of the insurance business. Excluding this impact, the effective tax rate for 1995 would have been 34.8 percent.
                     The 1994 effective tax rate reflected the favorable
                resolution of several prior year state tax issues and the recognition of U.S. tax benefits of accumulated losses of the Australian subsidiary upon its sale. Excluding the impact of accumulated losses recognized on this sale, the effective tax rate would have been 32.7 percent in 1994.


CREDIT QUALITY  The company's delinquency and net chargeoff ratios reflect, among other factors, the quality of receivables, average seasoning, the success of collection efforts and general economic conditions.
                     During 1996 delinquency and net chargeoff levels increased, which were consistent with industry trends. Chargeoff statistics during the year were impacted by higher consumer bankruptcies in the unsecured portfolios and the continued seasoning of the receivables. In light of these conditions, the company continued to tighten and refine credit underwriting throughout the year and increased the number of collectors.
                     Delinquency and chargeoff statistics also continued to be
                impacted by the ongoing shift in the company's product mix toward unsecured receivables. Unsecured loans were 79, 69 and 64 percent of the managed consumer receivable portfolio at December 31, 1996, 1995 and 1994, respectively. Because other unsecured, private label and Visa/MasterCard receivables have higher delinquency and chargeoff rates than real estate secured loans, this shift in product mix has the effect of increasing the overall delinquency and chargeoff statistics of the portfolio and benefiting the net interest margin through higher pricing.
                     Delinquency and chargeoff levels are monitored on a managed basis, which includes both receivables owned and receivables serviced with limited recourse. The latter portfolio is included since it is subjected to underwriting standards comparable to the owned portfolio, is managed by operating personnel without regard to portfolio ownership and results in a similar credit loss exposure for the company. The company's focus continues to utilize risk-based pricing for each loan within the context of acceptable risk characteristics. The company has developed a credit process through the experience of numerous marketing, credit and risk management tests which provides a reliable basis for predicting the asset quality of new accounts. The company also believes that its frequent and early contact with delinquent customers, as well as active portfolio management, has a significant impact on predicting delinquency trends and managing net chargeoffs.
                     The company's chargeoff policy for consumer receivables
                varies by product. Receivables are generally written off, or for secured products, written down to net realizable value, at the following stages of contractual delinquency: first mortgage, home equity and Visa/MasterCard - 6 months; private-label credit card - 9 months; and other unsecured - 9 months and no payment received in 6 months. Commercial receivables are written off when it becomes apparent that an account is uncollectible.
                     The company's domestic consumer businesses lend funds
                nationwide, with California accounting for 20 percent of total managed domestic consumer receivables. It is the only state with more than 10 percent of the company's domestic managed receivables. The company's foreign consumer operations, located in the United Kingdom and Canada, accounted for 7 and 3 percent, respectively, of managed consumer receivables at December 31, 1996. Due to its centralized underwriting, collection and processing functions, the company is able to quickly revise underwriting standards and intensify collection efforts for specific geographic locations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

               Household International, Inc. and Subsidiaries



               MANAGED CONSUMER TWO-MONTH-AND-
               OVER CONTRACTUAL DELINQUENCY RATIOS

                                                                1996 Quarter End                1995 Quarter End
                                                    ----------------------------   -----------------------------
                                                       4       3       2       1       4       3       2       1
               -------------------------------------------------------------------------------------------------
               First mortgage                       9.49%   3.82%   3.64%   3.28%  3.29%   2.16%   1.74%   1.79%
               Home equity                          3.96    3.55    3.35    3.20   3.24    3.14    2.78    2.75
               Visa/MasterCard                      2.71    2.54    2.05    2.42   2.22    2.29    2.31    2.33
               Private label                        5.50    5.43    5.04    4.74   4.51    4.25    4.00    4.42
               Other unsecured                      6.13    5.79    5.95    5.71   5.60    5.10    5.41    5.07
               -------------------------------------------------------------------------------------------------
               Total                                4.15%   3.83%   3.49%   3.60%  3.46%   3.26%   3.13%   3.10%
               =================================================================================================

               The managed consumer delinquency ratio increased from the prior quarter and from a year ago. Approximately one-half of the 32 basis point increase from the prior quarter resulted from the sale of lower return assets during the fourth quarter of 1996. The majority of these sold assets were real-estate secured and, therefore, had lower delinquency levels. Excluding these asset sales, the company's managed delinquency ratio would have been
               3.99 percent at year end. The first mortgage and home equity delinquency ratios, excluding the sales, would have been 4.37 and 3.63 percent, respectively. The remaining portfolios experienced delinquency performance in line with the company's expectations and industry trends.
                    The increase in the managed delinquency ratio compared to a year ago was primarily due to seasoning of the portfolios, the company's continued shift in product mix from traditional first mortgages and toward unsecured products, and a slower consumer payment pattern, including higher personal bankruptcies.
                    The owned consumer two-month-and-over contractual
               delinquency ratio was 4.50 and 3.64 percent at December 31, 1996 and 1995, respectively.

               MANAGED CONSUMER NET CHARGEOFF RATIOS



                                                 1996 Quarter Annualized                      1995 Quarter Annualized
                             Full Year      ----------------------------  Full Year     -----------------------------  Full Year
                                 1996       4      3         2         1       1995     4        3        2         1      1994
               ----------------------------------------------------------------------------------------------------------------
               First mortgage    .45%     .30%     .50%     .46%     .51%     .35%     .47%     .32%     .36%     .29%     .41%
               Home equity       .99     1.18      .98      .89      .89     1.00      .95     1.12     1.04      .90     1.31
               Visa/MasterCard  4.67     4.66     4.71     4.86     4.44     4.26     4.67     4.24     4.05     4.04     3.92
               Private label    3.21     3.70     3.54     3.82     4.51     4.72     5.14     4.63     4.71     4.29     3.57
               Other unsecured  4.02     4.18     4.35     3.58     3.91     3.33     3.46     3.45     3.21     3.25     4.36
               ----------------------------------------------------------------------------------------------------------------
               Total            3.35%    3.59%    3.52%    3.33%    3.24%    2.95%    3.28%    2.97%    2.81%    2.71%    2.84%
               ================================================================================================================

               The managed consumer net chargeoff ratio was 3.35 percent, up from 2.95 percent in 1995 and 2.84 percent in 1994. The increase was driven by higher bankruptcy chargeoffs in the company's unsecured portfolios and continued seasoning of those receivables. This performance is consistent with the company's expectations and industry trends, as unsecured products historically have higher chargeoff rates than secured products. The company expects increases in its managed consumer net chargeoff ratios in the near future based on changes in portfolio mix and anticipated consumer payment patterns.
                    The owned consumer net chargeoff ratio was
               2.90, 3.07 and 3.04 percent for 1996, 1995 and 1994,
               respectively.

               NONPERFORMING ASSETS

               All dollar amounts are stated in millions.
               At December 31                                                                    1996         1995         1994
               -----------------------------------------------------------------------------------------------------------------
               Nonaccrual managed receivables                                                $  778.5     $  768.5     $  581.5
               Accruing managed consumer receivables 90 or more days delinquent                 549.0        267.2        228.2
               Renegotiated commercial loans                                                     12.9         21.2         41.8
               -----------------------------------------------------------------------------------------------------------------
               Total nonperforming managed receivables                                        1,340.4      1,056.9        851.5
               Real estate owned                                                                136.6        136.5        182.8
               -----------------------------------------------------------------------------------------------------------------
               Total nonperforming managed assets                                            $1,477.0     $1,193.4     $1,034.3
               =================================================================================================================
               Managed credit loss reserves as a percent of nonperforming
                 managed receivables                                                            119.1%       111.4%       103.6%
               -----------------------------------------------------------------------------------------------------------------

               Nonperforming managed receivables increased primarily due to an increase in accruing managed receivables 90 days or more delinquent in the Visa/MasterCard business.

CREDIT LOSS    The provision for credit losses on owned receivables is made in
RESERVES       an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses of principal and interest in the existing portfolio of owned receivables. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience. In addition, general loss reserves on consumer receivables are maintained to reflect management's judgment of portfolio risk factors. For commercial loans, probable losses are calculated using estimates of amounts and timing of future cash flows expected to be received on loans, as well as management's assessment of general reserve requirements. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside the company's control, such as economic conditions and consumer payment patterns, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.
                    Certain home equity, Visa/MasterCard, private label and
               other unsecured receivables have been securitized and sold to investors with limited recourse. Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The resulting gain is adjusted by establishing a reserve for estimated probable losses under the recourse provisions.
                    Owned credit loss reserves increased 25 percent to $900.2
               million from $720.4 million at December 31, 1995. The ratio of credit loss reserves to total owned receivables was 3.74 percent, up from 3.31 percent at December 31, 1995.
                    Total managed credit loss reserves increased 36 percent
               to $1,596.2 million from $1,177.4 million at December 31, 1995.
               The ratio of credit loss reserves to total managed receivables was 3.75 percent, up from 3.22 percent at December 31, 1995. The company has continually increased credit loss reserves due to continued growth and seasoning of unsecured products, coupled with uncertainty over the strength of the economy and increased personal bankruptcies. The ratio of total credit loss reserves to total managed nonperforming loans increased to 119.1 percent from
               111.4 percent at December 31, 1995.
                    In the five years ended December 31, 1996 the company
               has continued to increase its credit loss reserves for managed receivables to reflect the change in mix to unsecured products and seasoning. These unsecured products historically have higher chargeoff rates than secured products. During this time, the company has continued to refine and improve its underwriting standards and account management techniques.
                    The company will continue to monitor its credit loss
               reserves and make additional provisions to the reserve as it deems appropriate. The following table sets forth the managed credit loss reserves for the periods indicated:


               All dollar amounts are stated in millions.
               At December 31                                  1996      1995    1994    1993    1992
               --------------------------------------------------------------------------------------
               Managed credit loss reserves                $1,596.2  $1,177.4  $882.5  $844.7  $724.8
               Reserves as a % of managed receivables          3.75%     3.22%   2.67%   2.78%   2.59%
               ======================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

               Household International, Inc. and Subsidiaries


LIQUIDITY AND  The company continued to strengthen its capital position in
CAPITAL        1996 through increased retained earnings and controlled asset
RESOURCES      growth. In managing capital, the company develops targets for each of its key capital ratios based on discussions with rating agencies, regulatory requirements, competitor analysis and projected changes in the operating environment. These targets include capital levels against both on-balance sheet assets and receivables serviced with limited recourse. As a result of management's decision to improve capital levels, from 1992 through 1996, total shareholders' equity increased 77 percent while managed assets increased 23 percent.
                    Selected capital ratios for the company were as follows:


               At December 31                           1996    1995
               -------------------------------------------------------
               Total shareholders' equity(1)
                 as a percent of owned assets          11.22%  10.17%
               Total shareholders' equity(1)
                 as a percent of managed assets         6.90    6.74
               =======================================================

               (1)Includes trust preferred securities.

               The company, through its subsidiaries, Household Capital Trust I and II, issued $100 and $75 million of trust preferred securities during 1996 and 1995, respectively.

               PARENT COMPANY The parent company's principal source of funds is cash received from its subsidiaries, primarily in the form of dividends and borrowings under intercorporate agreements. In addition, the company received cash from external sources using various debt instruments, including commercial paper marketed by an in-house sales force, totaling $203.3 and $286.5 million at December 31, 1996 and 1995, respectively. At December 31, 1996, the company had $400 million in committed back-up lines of credit to facilitate liquidity for its commercial paper program. None of these back-up lines were utilized at December 31, 1996. The lines of credit expire in 1998 and none of the lines of credit contained a material adverse change clause that could restrict availability. The only financial covenant contained in the terms of the parent company's debt agreements is the maintenance of minimum shareholders' equity of $2.0 billion. The company received dividends of $265 and $400 million from its subsidiaries in 1996 and 1995, respectively.
                   Funds received by the parent company are disbursed to
               shareholders and creditors or returned to subsidiaries as capital or advances under intercorporate agreements. In 1996 the company made capital contributions of $200 million to a subsidiary. In 1996 and 1995, the company paid $158.4 and $154.0 million, respectively, in dividends to shareholders. The company's double leverage ratio, which is defined as parent company investments in subsidiaries divided by common and preferred shareholders' equity, was 1.10 and 1.08 at December 31, 1996 and 1995, respectively.
                   In July 1996, the company issued preferred share purchase
               rights for its common stock which may be exercised in the event of the expressed intent to acquire or actual acquisition of 15 percent of the company's common stock by a party or an associated group.

               SUBSIDIARIES The major use of cash by the company's subsidiaries is the origination or purchase of receivables or purchases of investment securities. The main sources of cash for the company's subsidiaries are the collection and securitization of receivable balances; maturities or sales of investment securities; proceeds from the issuance of debt and deposits; and cash provided by operations.
                    The company's subsidiary, Household Finance Corporation
               ("HFC"), obtains a majority of its funding through the issuance of commercial paper, medium- and long-term debt and through securitizations of consumer receivables. At December 31, 1996, HFC's outstanding commercial paper totaled $4.8 billion compared to $4.0 billion at December 31, 1995. HFC markets its commercial paper through an in-house sales force, directly reaching more than 275 investors. HFC also markets domestic medium-term notes through investment banks and its in-house sales force and issued a total of $3.2 billion in 1996. HFC and its subsidiary, Household Bank (Nevada) N.A., issued $897 million in Euro medium-term notes in 1996. These notes were issued in various local currencies and currency swaps were utilized to convert the notes to U.S. dollars. During 1996, HFC also issued $1.1 billion of long-term debt with average remaining maturities of seven years. To facilitate liquidity, HFC had committed back-up lines of credit totaling $5.2 billion at December 31, 1996, $400 million of which was limited by the amount utilized by the parent company. None of these back-up lines were utilized by HFC at December 31, 1996. None of these lines contained a material adverse change clause which could restrict availability. These back-up lines expire on various dates from 1997 through 2001. The only financial covenant contained in the terms of HFC's debt agreements is the maintenance of minimum shareholder's equity of $1.5 billion.
                    The company's subsidiary, Household Bank, f.s.b. ("Bank"), primarily utilizes wholesale funding, including advances from the Federal Home Loan Bank, Federal funds borrowings, repurchase agreements, brokered deposits, medium-term notes, Euro medium-term notes, bank and other capital market borrowings and securitizations of credit card receivables.
                    The Bank is subject to the capital adequacy guidelines
               adopted by the Office of Thrift Supervision. At December 31, 1996, the leverage, tier 1 and total risk-based capital ratio levels for a "well capitalized" institution were 5.0, 6.0 and
               10.0 percent, respectively. The Bank's ratios for each of these categories at December 31, 1996 were 11.4, 15.4 and 24.4 percent, respectively.
                    During 1996 and 1995, the company sold its consumer
               banking operations which included deposits of $2.8 and $3.4 billion, respectively. These transactions did not have a material impact on the company's funding activities.
                    During the fourth quarter of 1996, HFC and the Bank sold
               approximately $1.7 billion of lower margin loans, primarily from the previously divested mortgage and consumer banking businesses. The cash proceeds from the sales were used to repay debt.
                    Securitizations of consumer receivables have been, and will continue to be, an important source of liquidity for both HFC and the Bank. The market for securities backed by receivables is a reliable, efficient and cost-effective source of funds, which HFC and the Bank plan to utilize in the future. During 1996 these subsidiaries securitized approximately $6.5 billion of home equity, Visa/MasterCard and other unsecured receivables compared to $5.1 billion in 1995 and $4.3 billion in 1994. At December 31, 1996, HFC and the Bank had $17.6 billion of receivables sold under securitization transactions. At December 31, 1996, the expected weighted average remaining life of these securitization transactions was 2.7 years.
                    The following table summarizes the expected amortization of
               HFC and the Bank's securitizations by type:



               In millions.
               At December 31, 1996      1997      1998      1999      2000    2001  Thereafter
               --------------------------------------------------------------------------------
               Home equity           $  909.3  $  804.7  $  726.1  $  448.1  $269.4    $1,179.9
               Visa/MasterCard        1,189.7   1,280.6   4,727.0   2,687.7   264.7           -
               Private label            142.0     213.5     161.5         -       -           -
               Other unsecured          730.9     544.9     409.6     306.3   299.3       320.2
               --------------------------------------------------------------------------------
               Total                 $2,971.9  $2,843.7  $6,024.2  $3,442.1  $833.4    $1,500.1
               ================================================================================




                    For Visa/MasterCard and private label securitizations, early amortization begins if the annualized portfolio yield (defined as the sum of finance income and applicable fees, less net chargeoffs) for a certain period drops below a base rate (generally equal to the sum of the weighted average certificate and servicing fee rates), or if certain other events occur. For home equity and other unsecured securitizations, early amortization begins if the annualized portfolio yield falls below various specified thresholds, or if certain other events occur. The company does not presently anticipate the occurrence of any such early amortization event. If any such event occurred, the company's funding requirements would increase. These additional requirements could be met through securitizations, issuance of various types of debt or drawdowns of existing back-up lines of credit. The company believes it would continue to have adequate available liquidity if an early amortization event occurred.
                    HFC and the Bank have facilities with commercial banks under which they may securitize up to $4.5 billion of credit card receivables. These facilities are renewable on an annual basis. At December 31, 1996, $3.8 billion of credit card receivables were securitized under these programs.
                    At December 31, 1996, the long-term debt and preferred
               stock of the company and its subsidiaries, HFC and the Bank, had been assigned an "investment grade" rating by four nationally recognized statistical rating organizations. Furthermore, these agencies included the commercial paper of HFC in their highest rating category. Three of these four agencies also include the parent company's commercial paper in their highest rating category. With these ratings, back-up lines of credit and securitization programs, the company believes it and its subsidiaries have

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

                Household International, Inc. and Subsidiaries

                sufficient funding capacity to refinance maturing obligations and fund business growth.
                     The company had investments in foreign subsidiaries of
                $448.5 million at December 31, 1996. Assets of foreign subsidiaries were $4.1 billion at year-end 1996. The company has entered into foreign exchange contracts to hedge its investment in foreign subsidiaries. Foreign currency translation adjustments, net of gains and losses on contracts used to hedge foreign currency fluctuations, were a net gain of $.4 million in 1996 and a net loss of $3.5 million in 1995, and are included as a component of shareholders' equity.
                     The functional currency for each subsidiary is its local
                currency. While each foreign subsidiary primarily borrows funds in local currency, the Canadian subsidiary borrowed funds directly in the United States capital market in 1996 and 1995, as did the United Kingdom subsidiary in 1996. These borrowings were converted to their local currencies using currency swaps, allowing the subsidiaries to achieve a lower cost of funds than that available in their local markets. The company's net realized gains and losses in foreign currency transactions were not material to results of operations or financial position for each of the three years presented.
                     Household Global Funding, Inc. ("Global") was established
                in 1989 to consolidate ownership of the company's Canadian and United Kingdom financial services businesses. The Canadian operation is funded with commercial paper, intermediate- and long-term debt, and retail deposits. The Canadian operation sold approximately $725 million of deposits in the fourth quarter of 1995. Deposits were $49 and $117 million at December 31, 1996 and 1995, respectively. Intermediate- and long-term debt totaled $856 million at year-end 1996 compared with $778 million a year ago. Committed back-up lines of credit for Canada were approximately $400 million compared to approximately $370 million at December 31, 1995. The company has guaranteed payment of the debt obligations of its Canadian subsidiary and Global.
                     The United Kingdom operation is funded with wholesale
                deposits and short- and intermediate-term bank lines of credit and long-term debt. Deposits at year-end 1996 were $815 million compared to $543 million a year earlier. Committed back-up lines of credit for the United Kingdom were approximately $1.8 billion at December 31, 1996. These lines have varying maturities from 1997 through 2002. Borrowings from bank lines of credit at year-end 1996 were $838 million compared to $650 million a year ago. The company has guaranteed payment of all debt obligations, except for certain deposits, of its United Kingdom subsidiary. In 1996 the United Kingdom subsidiary securitized $388 million of other unsecured receivables compared to $288 million of these receivables in 1995. Other unsecured receivables outstanding under securitization transactions totaled $911 million at December 31, 1996. These transactions mature through 2003.

                CAPITAL EXPENDITURES   During 1996 the company invested $97
                million in capital expenditures compared to the prior-year level of $76 million.

                RISK MANAGEMENT   The company has a comprehensive program
                which addresses the management and diversification of
                financial risk, such as interest rate, counterparty and
                currency risk. Acceptable limits for each of these risks are established by the Finance Committee of the Board of Directors on an annual basis and reviewed semi-annually. Interest rate risk is the exposure of earnings to changes in interest rates. The company manages the potential impact on earnings from future changes in interest rates. Simulation models are utilized to measure the impact on net interest margin of changes in interest rates. At December 31, 1996, the company has managed its interest rate risk to levels substantially below those allowed by its policy.
                     The company generally funds its assets with liability
                instruments of similar interest rate sensitivity, thereby reducing structural interest rate risk. Over time, customer demand for the company's receivable products shifts from fixed rate to floating rate, and vice versa, based on market conditions and preferences. These shifts result in different funding strategies and produce different interest rate risk exposures. To manage these exposures, as well as its liquidity position, the company may use derivatives to synthetically alter the terms of assets or liabilities.  The company does not use any exotic or leveraged derivatives.
                     At December 31, 1996, the company managed approximately
                $25 billion of domestic receivables with variable
                interest rates, including floating rate credit card, home
                equity and other unsecured products. To manage liquidity to acceptable levels, these receivables have been funded with $5.5 billion of short-term debt, with the remainder funded by longer-duration liabilities. This situation exposes the company to interest rate risk. The company utilizes derivatives, primarily interest rate swaps, to synthetically alter its exposure to interest rate risk while still controlling liquidity risk. Interest rate swaps are also used to synthetically alter the company's exposure to basis risk, or the risk due to the difference in movement of market rate indices on which assets and liabilities are priced (primarily prime and LIBOR, respectively). Synthetic alteration and hedge transactions are specifically designated to particular assets/liabilities or off-balance sheet items of a similar characteristic.
     The economic exposure underlying the company's interest rate swap portfolio is minimal. The notional amount is used to determine the fixed or variable rate interest payment due by each counterparty but does not result in an exchange of principal payments. The company's primary exposure on its interest rate swap portfolio is counterparty risk, or the risk that a counterparty may default on a contract when the company is owed money. The potential for economic loss is the interest rate differential determined by reference to the notional amount. Certain interest rate swap agreements entered into by the company require that payments be made to, or received from, the counterparty when the market value of the agreement reaches a predetermined level. This serves to minimize the company's counterparty risk. Counterparty limits have been established and are closely monitored as part of the overall risk management process. These limits ensure that the company does not have significant exposure to any individual counterparty. Based on peak exposure at December 31, 1996, approximately 90 percent of the company's derivative instrument counterparties were rated AA- or better. The company has never suffered a loss due to counterparty failure.
     The company also utilizes exchange traded U.S. dollar interest rate futures and purchased put and call options to hedge the resets of interest rates on the company's variable rate assets and liabilities. For example, short-term borrowings expose the company to interest rate risk. The hedges used reduce that risk, and, at the inception of the contract, the company designates these futures and options as hedges. The contracts are held until the applicable variable rate asset or liability reset occurs, at which time the contracts are terminated. These terminations are necessary to close out the contract, as the date the rate resets usually does not coincide with the exchange's contract expiration date.
     In order to minimize currency risk, the company enters into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.
     In late 1994 the company discontinued its trading activities. Income or loss from trading activities was not material to the company.
     See Note 7, "Derivative Financial Instruments and Other Financial Instruments With Off-Balance Sheet Risk," for additional information related to interest rate risk management.
     In the accompanying consolidated financial statements, Note 11, "Fair
Value of Financial Instruments," provides information regarding the fair value of certain financial instruments.
                                                                              31

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--OWNED RECEIVABLES





                       Household International, Inc. and Subsidiaries
                       All dollar amounts are stated in millions.       1996     1995     1994     1993     1992
---------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT  JANUARY 1        $ 720.4  $ 546.0  $ 621.9  $ 564.1  $ 611.4
---------------------------------------------------------------------------------------------------------------------
PROVISION FOR CREDIT LOSSES-OWNED RECEIVABLES                           759.6    761.3    606.8    735.8    671.5
---------------------------------------------------------------------------------------------------------------------
OWNED RECEIVABLES      Domestic:
CHARGED OFF              First mortgage                                  (8.6)    (6.6)   (10.3)   (13.5)    (7.2)
                         Home equity                                    (35.2)   (26.9)   (37.2)   (36.2)   (37.2)
                         Visa/MasterCard                               (261.7)  (258.7)  (204.4)  (172.4)  (129.5)
                         Private label                                 (122.0)  (132.2)  (101.9)   (88.5)   (95.5)
                         Other unsecured                               (217.1)  (211.7)  (202.8)  (205.7)  (202.5)
                       Foreign                                         (117.5)  (109.5)  (118.0)  (151.4)  (226.0)
                       ----------------------------------------------------------------------------------------------
                       Total consumer                                  (762.1)  (745.6)  (674.6)  (667.7)  (697.9)
                       Commercial                                       (15.4)   (41.0)   (85.5)  (145.1)   (75.4)
                       ----------------------------------------------------------------------------------------------
                       Total owned receivables charged off             (777.5)  (786.6)  (760.1)  (812.8)  (773.3)
---------------------------------------------------------------------------------------------------------------------
RECOVERIES ON          Domestic:
OWNED RECEIVABLES        First mortgage                                   2.5      2.2      2.9      2.6      2.2
                         Home equity                                      1.3      1.6      1.5      1.2       .6
                         Visa/MasterCard                                 16.5     19.7     17.6     12.5     10.5
                         Private label                                   23.7     24.1     23.6     19.4     15.3
                         Other unsecured                                 36.0     45.6     39.5     38.8     35.8
                       Foreign                                           35.3     29.6     30.4     26.4     22.0
                       ----------------------------------------------------------------------------------------------
                       Total consumer                                   115.3    122.8    115.5    100.9     86.4
                       Commercial                                         4.4      2.9      1.3      1.7       .4
                       ----------------------------------------------------------------------------------------------
                       Total recoveries on owned receivables            119.7    125.7    116.8    102.6     86.8
                       Portfolio acquisitions, net                       78.0     74.0    (39.4)    32.2    (32.3)
---------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS      Domestic:
RESERVES FOR             First mortgage                                   4.3      4.1      5.1      4.1      6.0
OWNED RECEIVABLES        Home equity                                     38.6     26.3     20.1     16.9     12.4
                         Visa/MasterCard                                266.4    131.1    125.6    122.7     60.7
                         Private label                                  162.1    147.1     65.0     70.2     65.4
                         Other unsecured                                204.7    196.2    141.7    129.3    111.6
                       Foreign                                           88.2     65.0     39.5     45.4     62.0
                       ----------------------------------------------------------------------------------------------
                       Total consumer                                   764.3    569.8    397.0    388.6    318.1
                       Commercial                                       135.9    150.6    149.0    208.3    231.0
                       Unallocated corporate                                -        -        -     25.0     15.0
---------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT DECEMBER 31       $ 900.2  $ 720.4  $ 546.0  $ 621.9  $ 564.1
---------------------------------------------------------------------------------------------------------------------
RATIO OF CREDIT LOSS   Consumer                                          3.30%    2.78%    2.12%    2.20%    1.89%
RESERVES TO OWNED      Commercial                                       14.50    11.68     8.12     7.36     7.04
RECEIVABLES            ----------------------------------------------------------------------------------------------
                       Total(1)                                          3.74%    3.31%    2.66%    3.03%    2.81%
-----------------------===============================================================================================
RATIO OF CREDIT LOSS   Consumer                                          99.9%    98.9%    82.5%    76.6%    49.2%
RESERVES TO OWNED      Commercial                                       188.0     90.3     94.2     69.2     46.5
NONPERFORMING LOANS    ----------------------------------------------------------------------------------------------
                       Total(1)                                         107.5%    97.0%    85.4%    76.9%    49.4%
-----------------------==============================================================================================

        (1)1993 and 1992 amounts include the unallocated corporate reserve.

ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY--MANAGED RECEIVABLES



                      Household International, Inc. and Subsidiaries
                      All dollar amounts are stated in millions.       1996       1995       1994       1993     1992
----------------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT JANUARY 1    $ 1,177.4   $  882.5   $   844.7  $   724.8   $ 702.3
----------------------------------------------------------------------------------------------------------------------------
PROVISION FOR CREDIT LOSSES-MANAGED RECEIVABLES                      1,641.0    1,271.1       969.8    1,016.8     922.6
----------------------------------------------------------------------------------------------------------------------------
MANAGED RECEIVABLES   Domestic:
CHARGED OFF              First mortgage                                 (8.6)      (6.6)      (10.3)     (13.5)     (7.2)
                         Home equity                                   (73.4)     (72.7)      (82.6)     (75.3)    (59.2)
                         Visa/MasterCard                              (763.0)    (562.4)     (401.1)    (284.6)   (237.6)
                         Private label                                (153.3)    (189.6)     (123.0)    (113.5)   (109.5)
                         Other unsecured                              (308.1)    (216.1)     (202.8)    (222.3)   (248.9)
                      Foreign                                         (131.9)    (109.5)     (118.0)    (151.4)   (226.0)
                      ------------------------------------------------------------------------------------------------------
                      Total consumer                                (1,438.3)  (1,156.9)     (937.8)    (860.6)   (888.4)
                      Commercial                                       (15.4)     (41.0)      (85.5)    (145.1)    (75.4)
                      ------------------------------------------------------------------------------------------------------
                      Total managed receivables charged off         (1,453.7)  (1,197.9)   (1,023.3)  (1,005.7)   (963.8)
----------------------------------------------------------------------------------------------------------------------------
RECOVERIES ON         Domestic:
MANAGED RECEIVABLES     First mortgage                                   2.5        2.2         2.9        2.6       2.2
                        Home equity                                      1.5        1.9         1.5        1.2        .6
                        Visa/MasterCard                                 41.8       33.5        25.7       15.8      13.3
                        Private label                                   27.1       29.4        25.4       20.9      15.8
                        Other unsecured                                 40.8       45.5        39.5       38.8      35.8
                      Foreign                                           35.8       29.6        30.4       26.4      22.0
                      ------------------------------------------------------------------------------------------------------
                      Total consumer                                   149.5      142.1       125.4      105.7      89.7
                      Commercial                                         4.4        2.9         1.3        1.7        .4
                      ------------------------------------------------------------------------------------------------------
                      Total recoveries on managed receivables          153.9      145.0       126.7      107.4      90.1
                      Portfolio acquisitions, net                       77.6       76.7       (35.4)       1.4     (26.4)
----------------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS     Domestic:
RESERVES FOR            First mortgage                                   4.3        4.1         5.1        4.1       6.0
MANAGED RECEIVABLES     Home equity                                    130.6      105.1        97.8       75.5      54.4
                        Visa/MasterCard                                566.5      344.1       317.9      274.6     126.5
                        Private label                                  182.2      178.4       117.9       82.5      87.0
                        Other unsecured                                455.3      308.9       141.7      129.3     142.9
                      Foreign                                          121.4       86.2        53.1       45.4      62.0
                      ------------------------------------------------------------------------------------------------------
                      Total consumer                                 1,460.3    1,026.8       733.5      611.4     478.8
                      Commercial                                       135.9      150.6       149.0      208.3     231.0
                      Unallocated corporate                                -          -           -       25.0      15.0
----------------------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR MANAGED RECEIVABLES AT DECEMBER 31   $ 1,596.2 $ 1,177.4   $   882.5  $   844.7   $ 724.8
============================================================================================================================
RATIO OF CREDIT LOSS  Consumer                                          3.51%      2.90%       2.35%      2.22%     1.94%
RESERVES TO MANAGED   Commercial                                       14.50      11.68        8.12       7.36      7.04
RECEIVABLES           ------------------------------------------------------------------------------------------------------
                      Total(1)                                          3.75%      3.22%       2.67%      2.78%     2.59%
----------------------======================================================================================================
RATIO OF CREDIT LOSS  Consumer                                         115.2%     115.3%      105.8%      88.3%     56.0%
RESERVES TO MANAGED   Commercial                                       188.0       90.3        94.2       69.2      46.5
NONPERFORMING LOANS   ------------------------------------------------------------------------------------------------------
                      Total(1)                                         119.1%     111.4%      103.6%      85.0%     53.6%
----------------------======================================================================================================

(1)1993 and 1992 amounts include the unallocated corporate reserve.

NET INTEREST MARGIN--1996 COMPARED TO 1995 (OWNED BASIS)



                                                                                                              Finance and
                                                                        Average                          Interest Income/
                  Household International, Inc.                     Outstanding(2)      Average Rate     Interest Expense
                  and Subsidiaries                          -------------------         ------------   ------------------
                  All dollar amounts are stated in millions.    1996       1995         1996    1995       1996      1995
----------------------------------------------------------------------------------------------------------------------------
ASSETS            Receivables:
                   First mortgage                           $ 1,717.8  $ 2,941.1         7.6%    8.1%  $  130.7  $  237.1
                   Home equity                                4,363.2    3,684.5        11.7    11.5      508.5     423.5
                   Visa/MasterCard                            7,029.0    5,152.7        12.8    14.3      897.9     736.1
                   Private label                              4,146.1    2,995.7        12.3    14.0      510.6     419.6
                   Other unsecured                            5,017.5    5,526.0        16.9    17.3      849.3     956.8
                   Commercial                                 1,116.9    1,721.7         4.7     6.1       52.9     105.7
                  ==========================================================================================================
                  Total receivables                         $23,390.5  $22,021.7        12.6%   13.1%  $2,949.9  $2,878.8
                  Noninsurance investments                    1,417.4    2,193.0         5.7     5.6       80.6     123.4
                  ==========================================================================================================
                  Total interest-earning assets
                   (excluding insurance investments)        $24,807.9  $24,214.7        12.2%   12.4%  $3,030.5  $3,002.2
                  Insurance investments                       2,202.1    6,140.8
                  Other assets                                2,651.8    3,386.7
                  ----------------------------------------------------------------------------------------------------------
                  Total Assets                              $29,661.8  $33,742.2
----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND   Debt:
SHAREHOLDERS'      Deposits                                 $ 3,889.9  $ 7,044.2         5.3%    5.1%  $  204.6  $  362.7
EQUITY             Commercial paper                           5,334.2    4,551.1         5.4     6.0      286.9     273.2
                   Bank and other borrowings                  1,147.4    1,565.1         7.2     7.4       82.6     116.3
                   Senior and senior
                     subordinated debt (with
                     original maturities
                     over one year)                          13,424.7   10,489.1         7.1     7.7      946.5     804.9
                  ==========================================================================================================
                  Total debt                                $23,796.2  $23,649.5         6.4%    6.6%  $1,520.6  $1,557.1
                  Other liabilities                           2,775.3    7,326.1
                  ----------------------------------------------------------------------------------------------------------
                  Total liabilities                          26,571.5   30,975.6
                  Preferred securities                          334.2      309.0
                  Common shareholders' equity                 2,756.1    2,457.6
                  ----------------------------------------------------------------------------------------------------------
                  Total Liabilities and
                    Shareholders' Equity                    $29,661.8  $33,742.2
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST MARGIN-OWNED BASIS(1)                                                                     $1,509.9  $1,445.1
----------------------------------------------------------------------------------------------------------------------------
INTEREST SPREAD-OWNED BASIS(4),(5)                                                       6.1%    6.0%
============================================================================================================================




                                                                        Increase/(Decrease) Due to:
                  Household International, Inc.                    --------------------------------
                  and Subsidiaries                                               Volume        Rate
                  All dollar amounts are stated in millions.       Variance    Variance(3) Variance(3)
------------------------------------------------------------------------------------------------------
ASSETS            Receivables:
                    First mortgage                                 $(106.4)     $ (93.7)   $ (12.7)
                    Home equity                                       85.0         79.0        6.0
                    Visa/MasterCard                                  161.8        245.9      (84.1)
                    Private label                                     91.0        146.3      (55.3)
                    Other unsecured                                 (107.5)       (86.4)     (21.1)
                    Commercial                                       (52.8)       (32.0)     (20.8)
                  ====================================================================================
                  Total receivables                                $  71.1      $ 174.6    $(103.5)
                  Noninsurance investments                           (42.8)       (43.8)       1.0
                  ====================================================================================
                  Total interest-earning assets
                   (excluding insurance investments)               $  28.3      $  72.7   $  (44.4)
                  Insurance investments
                  Other assets
                  ------------------------------------------------------------------------------------
                  Total Assets
------------------------------------------------------------------------------------------------------
LIABILITIES AND   Debt:
SHAREHOLDERS'       Deposits                                       $(158.1)     $(165.8)  $    7.7
EQUITY              Commercial paper                                  13.7         43.9      (30.2)
                    Bank and other borrowings                        (33.7)       (30.3)      (3.4)
                    Senior and senior
                    subordinated debt (with
                    original maturities
                    over one year)                                   141.6        211.1      (69.5)
                  ====================================================================================
                  Total debt                                       $ (36.5)     $   9.5   $  (46.0)
                  Other liabilities
                  ------------------------------------------------------------------------------------
                  Total liabilities
                  Preferred securities
                  Common shareholders' equity
                  ------------------------------------------------------------------------------------
                  Total Liabilities and
                  Shareholders' Equity
------------------------------------------------------------------------------------------------------
NET INTEREST MARGIN-OWNED BASIS(1)                                 $  64.8       $ 63.2    $   1.6
------------------------------------------------------------------------------------------------------
INTEREST SPREAD-OWNED BASIS(4),(5)
======================================================================================================

                  (1)See page 36 for the company's net interest margin on a
                     managed basis for 1996, 1995 and 1994.
                  (2)Nonaccrual loans are included in average outstanding
                     balances.
                  (3)Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance. For total receivables, total interest-earning assets and total debt, the rate and volume variances are calculated based on the relative weighting of the individual components comprising these totals. These totals do not represent an arithmetic sum of the individual components.
                  (4)Represents net interest margin as a percent of average
                     interest-earning assets.
                  (5)The net interest margin analysis includes the following for foreign businesses:



                                                        1996      1995    1994
               -----------------------------------------------------------------
               Average interest-earning assets      $3,142.8  $3,665.7 $4,044.8
               Average interest-bearing liabilities  2,833.1   3,444.4  3,905.7
               Net interest margin                     251.3     235.9    261.0
               Interest spread                           8.0%      6.4%     6.5%
               -----------------------------------------------------------------

NET INTEREST MARGIN--1995 COMPARED TO 1994 (OWNED BASIS)



                                                                                                                Finance and
                                                                             Average                         Interest Income/
                  Household International, Inc.                          Outstanding(2)     Average Rate     Interest Expense
                  and Subsidiaries                                  -------------------    -------------    -------------------
                  All dollar amounts are stated in millions.           1995         1994    1995    1994        1995       1994
-------------------------------------------------------------------------------------------------------------------------------
ASSETS             Receivables:
                      First mortgage                                $ 2,941.1  $ 3,249.0     8.1%    7.7%   $ 237.1   $  250.3
                      Home equity                                     3,684.5    3,109.2    11.5    11.8      423.5      365.7
                      Visa/MasterCard                                 5,152.7    4,437.7    14.3    13.3      736.1      590.1
                      Private label                                   2,995.7    2,803.7    14.0    15.2      419.6      425.8
                      Other unsecured                                 5,526.0    4,788.2    17.3    17.2      956.8      821.6
                      Commercial                                      1,721.7    2,623.4     6.1     7.2      105.7      188.8
                   ===========================================================================================================
                   Total receivables                                $22,021.7  $21,011.2    13.1%   12.6%  $2,878.8   $2,642.3
                   Noninsurance investments                           2,193.0    2,424.4     5.6     5.4      123.4      131.9
                   ===========================================================================================================
                   Total interest-earning assets
                      (excluding insurance
                      investments)                                  $24,214.7  $23,435.6    12.4%   11.8%   $3,002.2  $2,774.2
                   Insurance investments                              6,140.8    6,793.5
                   Other assets                                       3,386.7    3,862.3
                   -----------------------------------------------------------------------------------------------------------
                   Total Assets                                     $33,742.2  $34,091.4
                   -----------------------------------------------------------------------------------------------------------
LIABILITIES AND    Debt:
SHAREHOLDERS'         Deposits                                      $ 7,044.2  $ 7,668.1     5.1%    4.1%   $ 362.7   $  312.1
EQUITY                Commercial paper                                4,551.1    4,316.4     6.0     4.4      273.2      191.2
                      Bank and other borrowings                       1,565.1    1,321.1     7.4     7.6      116.3      101.0
                      Senior and senior
                         subordinated debt (with
                         original maturities
                         over one year)                              10,489.1   10,206.6     7.7     6.3      804.9      638.4
                   ===========================================================================================================
                   Total debt                                       $23,649.5  $23,512.2    6.6%    5.3%   $1,557.1   $1,242.7
                   Other liabilities                                  7,326.1    8,133.5
                   -----------------------------------------------------------------------------------------------------------
                   Total liabilities                                 30,975.6   31,645.7
                   Preferred securities                                 309.0      330.7
                   Common shareholders' equity                        2,457.6    2,115.0
                   -----------------------------------------------------------------------------------------------------------
                   Total Liabilities and
                      Shareholders' Equity                          $33,742.2  $34,091.4
------------------------------------------------------------------------------------------------------------------------------
NET INTEREST MARGIN-OWNED BASIS (1)                                                                        $1,445.1   $1,531.5
------------------------------------------------------------------------------------------------------------------------------
INTEREST SPREAD-OWNED BASIS (4,5)                                                           6.0%    6.5%
------------------------------------------------------------------------------------------------------------------------------






                                                                             Increase/(Decrease) Due to:
                   Household International, Inc.                        --------------------------------
                   and Subsidiaries                                                  Volume       Rate
                   All dollar amounts are stated in millions.           Variance    Variance(2) Variance(3)
--------------------------------------------------------------------------------------------------------
ASSETS             Receivables:
                      First mortgage                                     $(13.2)     $(24.4)     $ 11.2
                      Home equity                                          57.8        66.3        (8.5)
                      Visa/MasterCard                                     146.0       100.0        46.0
                      Private label                                        (6.2)       28.1       (34.3)
                      Other unsecured                                     135.2       127.7         7.5
                      Commercial                                          (83.1)      (58.2)      (24.9)
                   ====================================================================================
                   Total receivables                                     $236.5      $129.8      $106.7
                   Noninsurance investments                                (8.5)      (12.9)        4.4
                   ====================================================================================
                   Total interest-earning assets
                      (excluding insurance
                      investments)                                       $228.0      $ 94.0      $134.0
                   Insurance investments
                   ------------------------------------------------------------------------------------
                   Other assets
                   ------------------------------------------------------------------------------------
                   Total Assets
                   ------------------------------------------------------------------------------------
LIABILITIES AND    Debt:
SHAREHOLDERS'         Deposits                                           $ 50.6     $ (27.0)     $ 77.6
EQUITY                Commercial paper                                     82.0        10.9        71.1
                      Bank and other borrowings                            15.3        18.2        (2.9)
                      Senior and senior
                         subordinated debt (with
                         original maturities
                         over one year)                                   166.5        18.1       148.4
                   ====================================================================================
                   Total debt                                            $314.4      $  7.3     $ 307.1
                   Other liabilities
                   ------------------------------------------------------------------------------------
                   Total liabilities
                   Preferred securities
                   Common shareholders' equity
                   ------------------------------------------------------------------------------------
                   Total Liabilities and
                      Shareholders' Equity
                   ------------------------------------------------------------------------------------
NET INTEREST MARGIN-OWMED BASIS (1)                                      $(86.4)     $ 86.7     $(173.1)
-------------------------------------------------------------------------------------------------------
INTEREST SPREAD-OWNED BASIS (4,5)
=======================================================================================================

NET INTEREST MARGIN--1996 COMPARED TO 1995 AND 1994 (MANAGED BASIS)



Household International, Inc. and Subsidiaries


Net Interest Margin on a Managed Basis-As receivables are securitized rather than held in portfolio, net interest income is shifted to securitization income, and the company retains a substantial portion of the profit inherent in the receivable while increasing liquidity. Due to the growing level of securitized receivables, the comparability of net interest margin between periods may be impacted by the level and type of receivables securitized. The following table presents a summarized net interest margin analysis on a managed basis.



                                                                              Average Outstanding (1)           Average Rate
                                                                        -----------------------------    -------------------
                        All dollar amounts are stated in millions.        1996      1995       1994      1996    1995   1994
----------------------------------------------------------------------------------------------------------------------------
INTEREST-EARNING         Receivables:
ASSETS                     First mortgage                               $ 1,717.8 $ 2,941.1 $ 3,295.2      7.6%    8.1%  7.7%
                           Home equity                                    8,616.7   8,483.5   7,779.4     11.8    12.1  11.2
                           Visa/MasterCard                               15,750.7  11,481.4   9,608.6     13.5    14.4  13.3
                           Private label                                  4,822.2   3,814.6   3,107.1     13.4    14.3  15.4
                           Other unsecured                                7,615.4   6,060.2   4,798.2     17.0    17.2  17.2
                           Commercial                                     1,116.9   1,721.7   2,623.4      4.7     6.1   7.2
                        ----------------------------------------------------------------------------------------------------
                        Total receivables                                39,639.7  34,502.5  31,211.9     13.3    13.3  12.5
                        Noninsurance investments                          1,417.4   2,193.0   2,424.4      5.7     5.6   5.4
                        ----------------------------------------------------------------------------------------------------
                        Total interest-earning assets
                           (excluding insurance
                           investments)                                  41,057.1  36,695.5  33,636.3     13.0    12.9  12.0
----------------------------------------------------------------------------------------------------------------------------
TOTAL DEBT                                                              $40,045.4 $36,130.2 $33,712.9      6.2     6.5   5.3
----------------------------------------------------------------------------------------------------------------------------
NET INTEREST MARGIN-MANAGED BASIS
----------------------------------------------------------------------------------------------------------------------------
INTEREST SPREAD-MANAGED BASIS(2)                                                                           7.0%    6.4%  6.7%
----------------------------------------------------------------------------------------------------------------------------




                                                                               Finance and Interest
                                                                            Income/Interest Expense
                                                                       ----------------------------
                        All dollar amounts are stated in millions.        1996      1993      1994
---------------------------------------------------------------------------------------------------
INTEREST-EARNING           Receivables:
ASSETS                     First mortgage                              $  130.7  $  237.1  $  253.9
                           Home equity                                  1,020.1   1,024.4     868.2
                           Visa/MasterCard                              2,129.8   1,649.2   1,281.8
                           Private label                                  644.5     545.6     479.6
                           Other unsecured                              1,295.7   1,039.4     825.0
                           Commercial                                      52.9     105.7     188.7
                        ---------------------------------------------------------------------------
                        Total receivables                               5,273.7   4,601.4   3,897.2
                        Noninsurance investments                           80.6     123.4     131.9
                        ---------------------------------------------------------------------------
                        Total interest-earning assets
                           (excluding insurance                         5,354.3   4,724.8   4,029.1
                           investments)                                 2,489.8   2,365.4   1,775.0
---------------------------------------------------------------------------------------------------
Total Debt                                                             $2,864.5  $2,359.4  $2,254.1
---------------------------------------------------------------------------------------------------
Net Interest Margin-Managed Basis
---------------------------------------------------------------------------------------------------
Interest Spread-Managed Basis(2)
---------------------------------------------------------------------------------------------------

(1) Nonaccrual loans are included in average outstanding balances.
(2) As a percent of average interest-earning assets.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                      1996-Three Months Ended          1995-Three Months Ended
              Household International, Inc. and Subsidiaries   --------------------------------------------------------------------
              In millions, except per share data.                Dec.    Sept.    June    March     Dec.    Sept.     June    March
              ---------------------------------------------------------------------------------------------------------------------
              Finance income                                   $813.5   $755.6  $701.3   $679.5   $731.3   $752.3   $713.5   $681.7
              Interest income from noninsurance
               investment securities                              9.2     12.1    39.0     20.3     18.5     19.8     48.8     36.3
              Interest expense                                  398.8    384.7   383.7    353.4    375.5    404.1    400.1    377.4
              ---------------------------------------------------------------------------------------------------------------------
              Net interest margin                               423.9    383.0   356.6    346.4    374.3    368.0    362.2    340.6
              Provision for credit losses on
               owned receivables                                222.3    169.5   176.5    191.3    191.6    188.2    217.2    164.3
              ---------------------------------------------------------------------------------------------------------------------
              Net interest margin after provision
               for credit losses                                201.6    213.5   180.1    155.1    182.7    179.8    145.0    176.3
              ---------------------------------------------------------------------------------------------------------------------
              Securitization income                             307.1    282.0   280.5    279.4    240.2    201.1    219.5    212.8
              Insurance revenues                                 67.5     63.6    58.4     63.9     59.9     87.8     86.7     87.7
              Investment income                                  25.2     34.8    36.3     56.9     46.9    145.5    138.0    139.8
              Fee income                                         75.0     62.1    53.3     49.9     57.3     48.3     44.0     46.8
              Other income                                       37.0     31.5   138.6     25.3     90.5     58.0     90.5     40.9
              ---------------------------------------------------------------------------------------------------------------------
              Total other revenues                              511.8    474.0   567.1    475.4    494.8    540.7    578.7    528.0
              ---------------------------------------------------------------------------------------------------------------------
              Salaries and fringe benefits                      142.2    131.4   129.2    131.7    124.7    134.1    141.0    145.8
              Occupancy and equipment expense                    46.2     48.3    62.9     52.4     52.0     53.5     57.0     59.6
              Other marketing expenses                          123.6    132.3   141.8    100.4     91.4     86.9     89.4     91.8
              Other servicing and
               administrative expenses                          107.1    104.7   162.2    110.8     99.8    129.8    117.7    123.3
              Policyholders' benefits                            45.5     57.2    53.2     73.2     57.9    133.7    142.7    140.2
              ---------------------------------------------------------------------------------------------------------------------
              Total costs and expenses                          464.6    473.9   549.3    468.5    425.8    538.0    547.8    560.7
              ---------------------------------------------------------------------------------------------------------------------
              Income before income taxes                        248.8    213.6   197.9    162.0    251.7    182.5    175.9    143.6
              Income taxes                                       85.2     73.7    73.3     51.5    119.4     63.9     69.6     47.6
              ---------------------------------------------------------------------------------------------------------------------
              Net income                                       $163.6   $139.9  $124.6   $110.5   $132.3   $118.6   $106.3   $ 96.0
              =====================================================================================================================
              Net income per common share                      $ 1.62   $ 1.38  $ 1.22   $ 1.08   $ 1.29   $ 1.10   $ 1.00   $  .91
              =====================================================================================================================
              Weighted average common and common
                 equivalent shares outstanding                   98.4     98.2    98.4     98.5     99.5     99.9     99.2     98.3
              =====================================================================================================================

CONSOLIDATED STATEMENTS OF INCOME


                   Household International, Inc. and Subsidiaries
                   In millions, except per share data.
                   Year ended December 31                                                1996              1995            1994
                   --------------------------------------------------------------------------------------------------------------
                   Finance income                                                       $2,949.9          $2,878.8       $2,642.3
                   Interest income from noninsurance investment securities                  80.6             123.4          131.9
                   Interest expense                                                      1,520.6           1,557.1        1,242.7
                   --------------------------------------------------------------------------------------------------------------
                   Net interest margin                                                   1,509.9           1,445.1        1,531.5
                   Provision for credit losses on owned receivables                        759.6             761.3          606.8
                   --------------------------------------------------------------------------------------------------------------
                   Net interest margin after provision
                     for credit losses                                                     750.3             683.8          924.7
                   --------------------------------------------------------------------------------------------------------------
                   Securitization income                                                 1,149.0             873.6          655.5
                   Insurance revenues                                                      253.4             322.1          282.0
                   Investment income                                                       153.2             470.2          514.4
                   Fee income                                                              240.3             196.4          250.5
                   Other income                                                            232.4             279.9          126.7
                   --------------------------------------------------------------------------------------------------------------
                   Total other revenues                                                  2,028.3           2,142.2        1,829.1
                   --------------------------------------------------------------------------------------------------------------
                   Salaries and fringe benefits                                            534.5             545.6          656.6
                   Occupancy and equipment expense                                         209.8             222.1          243.4
                   Other marketing expenses                                                498.1             359.5          327.4
                   Other servicing and administrative expenses                             484.8             470.6          533.7
                   Policyholders' benefits                                                 229.1             474.5          464.4
                   --------------------------------------------------------------------------------------------------------------
                   Total costs and expenses                                              1,956.3           2,072.3        2,225.5
                   --------------------------------------------------------------------------------------------------------------
                   Income before income taxes                                              822.3             753.7          528.3
                   Income taxes                                                            283.7             300.5          160.7
                   --------------------------------------------------------------------------------------------------------------
                   Net income                                                           $  538.6          $  453.2       $  367.6
                   ==============================================================================================================
EARNINGS PER       Net income                                                           $  538.6          $  453.2       $  367.6
COMMON SHARE       Preferred dividends                                                     (16.7)            (26.4)         (27.6)
                   --------------------------------------------------------------------------------------------------------------
                   Net income available to common shareholders                          $  521.9          $  426.8       $  340.0
                   ==============================================================================================================
                   Average common and common equivalent shares                              98.5              99.3           97.2
                   Net income per common share                                          $   5.30          $   4.30        $  3.50
                   --------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


                   Household International, Inc. and Subsidiaries
                   In millions, except share data.
                   At December 31                                                                        1996       1995
------------------------------------------------------------------------------------------------------------------------
ASSETS             Cash                                                                             $   239.2  $   270.4
                   Investment securities                                                              2,282.0    4,639.5
                   Receivables, net                                                                  24,244.8   21,844.1
                   Acquired intangibles, net                                                            969.4      578.5
                   Properties and equipment, net                                                        353.1      391.7
                   Real estate owned                                                                    136.6      136.5
                   Other assets                                                                       1,369.4    1,358.1
                   -----------------------------------------------------------------------------------------------------
                   Total assets                                                                     $29,594.5  $29,218.8
-------------------=====================================================================================================
LIABILITIES AND    Debt:
SHAREHOLDERS'       Deposits                                                                        $ 2,365.1  $ 4,708.8
EQUITY              Commercial paper, bank and other borrowings                                       6,428.1    6,659.4
                    Senior and senior subordinated debt (with original maturities over one year)     14,802.0   11,227.9
                   -----------------------------------------------------------------------------------------------------
                   Total debt                                                                        23,595.2   22,596.1
                   Insurance policy and claim reserves                                                1,205.3    2,229.3
                   Other liabilities                                                                  1,472.8    1,422.5
                   -----------------------------------------------------------------------------------------------------
                   Total liabilities                                                                 26,273.3   26,247.9
                   Company obligated mandatorily redeemable preferred securities
                    of subsidiary trusts (Note 8)*                                                      175.0       75.0
                   Preferred stock (Note 10)                                                            205.0      205.0
                   Common shareholders' equity:
                    Common stock, $1.00 par value, 150,000,000 shares authorized,
                     115,231,175 shares issued at December 31, 1996 and 1995                            115.2      115.2
                    Additional paid-in capital                                                          397.3      383.4
                    Retained earnings                                                                 3,076.8    2,696.6
                    Foreign currency translation adjustments                                           (126.7)    (127.1)
                    Unrealized gain (loss) on investments, net                                          (12.9)      94.3
                    Less common stock in treasury, 18,165,921 and 18,069,646 shares
                     at December 31, 1996 and 1995, respectively, at cost                              (508.5)    (471.5)
                   -----------------------------------------------------------------------------------------------------
                   Total common shareholders' equity                                                  2,941.2    2,690.9
                   -----------------------------------------------------------------------------------------------------
                   Total liabilities and shareholders' equity                                       $29,594.5  $29,218.8
-------------------=====================================================================================================


                 *The sole asset of the two trusts are Junior Subordinated Deferrable Interest Notes issued by Household International, Inc. in June 1996 and June 1995, bearing interest at 8.70 and
                 8.25 percent, respectively, and with principal balances of $103.1 and $77.3 million, respectively.

                 The accompanying notes are an integral part of these consolidated financial statements.
                                                                              39

CONSOLIDATED STATEMENTS OF CASH FLOWS



                      Household International, Inc. and Subsidiaries
                      In millions.
                      Year ended December 31                                                         1996        1995        1994
---------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED         Net income                                                               $    538.6   $   453.2   $   367.6
BY OPERATIONS         Adjustments to reconcile net income to net cash provided by operations:
                        Provision for credit losses on owned receivables                            759.6       761.3       606.8
                        Insurance policy and claim reserves                                          44.3       404.7       240.2
                        Depreciation and amortization                                               240.5       263.7       243.3
                        Net realized (gains) losses from sales of assets                           (137.3)     (188.7)       41.3
                        Deferred income tax provision                                               (83.6)       (2.5)       (1.2)
                        Other, net                                                                  263.7      (319.2)      262.1
                      -----------------------------------------------------------------------------------------------------------
                      Cash provided by operations                                                 1,625.8     1,372.5     1,760.1
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN        Investment securities available-for-sale:
OPERATIONS              Purchased                                                                (2,206.5)   (4,299.3)   (2,478.0)
                        Matured                                                                     851.0       902.1       384.1
                        Sold                                                                      2,647.0     3,081.1     1,963.2
                      Investment securities held-to-maturity:
                        Purchased                                                                       -      (558.7)     (767.1)
                        Matured                                                                         -       465.1       534.1
                        Sold                                                                            -        34.2           -
                      Short-term investment securities, net change                                  117.2       348.5      (320.9)
                      Receivables:
                        Originations, net                                                       (28,308.6)  (24,311.7)  (17,824.3)
                        Purchased                                                                (5,087.6)   (2,279.1)   (1,066.2)
                        Sold                                                                     29,995.9    24,385.8    16,847.0
                      Acquisition (disposition) of consumer banking operations:
                        Assets (acquired) sold, net                                                 472.3       975.6      (101.3)
                        Deposits and other liabilities assumed (sold), net                       (2,809.8)   (4,061.9)    1,158.7
                      Disposition of product lines of life insurance business                           -       575.0           -
                      (Acquisition) disposition of portfolios, net                                 (640.7)      (58.7)     (145.6)
                      Properties and equipment purchased                                            (97.1)      (76.4)     (196.9)
                      Properties and equipment sold                                                  14.9        35.9         9.8
                      -----------------------------------------------------------------------------------------------------------
                      Cash decrease from investments in operations                               (5,052.0)   (4,842.5)   (2,003.4)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING AND         Short-term debt and demand deposits, net change                              (176.8)    1,956.7    (1,112.5)
CAPITAL TRANSACTIONS  Time certificates, net change                                                 395.0       728.8       (57.3)
                      Senior and senior subordinated debt issued                                  7,596.3     3,258.0     4,511.4
                      Senior and senior subordinated debt retired                                (4,068.8)   (2,414.4)   (3,164.8)
                      Policyholders' benefits paid                                                 (512.4)     (805.3)     (559.0)
                      Cash received from policyholders                                              258.5       669.0       966.6
                      Shareholders' dividends                                                      (158.4)     (154.0)     (146.5)
                      Issuance of company obligated mandatorily redeemable preferred
                         securities of subsidiary trusts                                            100.0        75.0           -
                      Redemption of preferred stock                                                     -      (115.0)          -
                      Purchase of treasury stock                                                    (56.7)      (59.7)          -
                      Issuance of common stock                                                       15.2        24.7        13.6
                      -----------------------------------------------------------------------------------------------------------
                      Cash increase from financing and capital transactions                       3,391.9     3,163.8       451.5
                      -----------------------------------------------------------------------------------------------------------
                      Effect of exchange rate changes on cash                                         3.1        35.4        15.6
                      -----------------------------------------------------------------------------------------------------------
                      Increase (decrease) in cash                                                   (31.2)     (270.8)      223.8
                      Cash at January 1                                                             270.4       541.2       317.4
                      -----------------------------------------------------------------------------------------------------------
                      Cash at December 31                                                      $    239.2  $    270.4  $    541.2
                      ===========================================================================================================
                      Supplemental cash flow information:
                      Interest paid                                                            $  1,555.4  $  1,508.2  $  1,249.8
                      -----------------------------------------------------------------------------------------------------------
                      Income taxes paid                                                             321.9       171.0       185.2
---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN PREFERRED
STOCK AND COMMON SHAREHOLDERS' EQUITY




                                                                                           Common Shareholders' Equity
                                                                                      ----------------------------------------------
                                                                                           Additional                   Total Common
                 Household International, Inc. and Subsidiaries            Preferred  Common  Paid-in  Retained        Shareholders'
                 All amounts except per share data are stated in millions.     Stock   Stock  Capital  Earnings  Other1       Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                                              $ 320.0    $113.3   $337.3  $2,176.3  $(548.6)   $2,078.3
------------------------------------------------------------------------------------------------------------------------------------
                    Net income                                                                           367.6                367.6
                    Cash dividends-preferred at stated rates                                             (28.5)               (28.5)
                    Cash dividends-common, $1.23 per share                                              (118.0)              (118.0)
                    Foreign currency translation adjustments                                                        9.1         9.1
                    Conversion of preferred stock                                       1.5     15.4                           16.9
                    Exercise of stock options                                            .2      5.3                            5.5
                    Issuance of common stock                                                     4.1                9.5        13.6
                    Unrealized loss on investments, net                                                          (144.1)     (144.1)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                                                320.0     115.0    362.1   2,397.4   (674.1)    2,200.4
------------------------------------------------------------------------------------------------------------------------------------
                    Net income                                                                           453.2                453.2
                    Cash dividends-preferred at stated rates                                             (26.5)               (26.5)
                    Cash dividends-common, $1.31 per share                                              (127.5)              (127.5)
                    Foreign currency translation adjustments                                                       (3.5)       (3.5)
                    Conversion of preferred stock                                        .2      3.4                            3.6
                    Exercise of stock options                                                    6.6               21.7        28.3
                    Issuance of common stock                                                    11.3               13.4        24.7
                    Purchase of treasury stock                                                                    (59.7)     ( 59.7)
                    Redemption of preferred stock                          (115.0)
                    Unrealized gain on investments, net                                                           197.9       197.9
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                                205.0     115.2    383.4   2,696.6   (504.3)    2,690.9
------------------------------------------------------------------------------------------------------------------------------------
                    Net income                                                                           538.6                538.6
                    Cash dividends-preferred at stated rates                                             (16.7)               (16.7)
                    Cash dividends-common, $1.46 per share                                              (141.7)              (141.7)
                    Foreign currency translation adjustments                                                         .4          .4
                    Exercise of stock options                                                    6.5               11.9        18.4
                    Issuance of common stock                                                     7.4                7.8        15.2
                    Purchase of treasury stock                                                                    (56.7)      (56.7)
                    Unrealized loss on investments, net                                                          (107.2)     (107.2)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                              $ 205.0    $115.2   $397.3  $3,076.8  $(648.1)   $2,941.2
====================================================================================================================================


                   (1)At December 31, 1996, 1995, 1994 and 1993 items in the
                   other column include cumulative adjustments for: foreign currency translation adjustments of $(126.7), $(127.1), $(123.6) and $(132.7) million, respectively; common stock in treasury of $(508.5), $(471.5), $(446.9) and $(456.4)
                   million, respectively; and unrealized gains (losses) on available-for-sale investments of $(12.9), $94.3, $(103.6) and $40.5 million, respectively. The gross unrealized gain (loss) on available-for-sale investments at December 31, 1996, 1995, 1994 and 1993 of $(19.8),
                   $142.6, $(292.4) and $152.8 million, respectively, is recorded net of income taxes (benefit) of $(6.9), $48.3, $(57.5) and $22.1 million, respectively. At December 31, 1994 and 1993, the unrealized gain (loss) on certain available-for-sale investments of the life insurance operation were recorded net of related unrealized deferred insurance policy acquisition cost adjustments of $(131.3) and $90.2 million, respectively.



                                                                                                                      Common Stock
                                                                                 ---------------------------------------------------
             Shares Outstanding                                Preferred Stock       Issued    In Treasury          Net Outstanding
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                                       1,850,000      113,254,021     (18,805,889)           94,448,132
------------------------------------------------------------------------------------------------------------------------------------
             Exercise of common stock options                                         213,962                               213,962
             Conversion of $6.25 preferred stock                                    1,540,756                             1,540,756
             Issuance of common stock                                                                 399,748               399,748
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                                       1,850,000      115,008,739     (18,406,141)           96,602,598
------------------------------------------------------------------------------------------------------------------------------------
             Exercise of common stock options                                                         812,576               812,576
             Conversion of $6.25 preferred stock                                      222,436                               222,436
             Issuance of common stock                                                                 523,919               523,919
             Purchase of treasury stock                                                            (1,000,000)           (1,000,000)
             Redemption of preferred stock                        (1,150,000)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                         700,000      115,231,175     (18,069,646)           97,161,529
------------------------------------------------------------------------------------------------------------------------------------
             Exercise of common stock options                                                         463,212               463,212
             Issuance of common stock                                                                 281,513               281,513
             Purchase of treasury stock                                                              (841,000)             (841,000)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                                         700,000      115,231,175     (18,165,921)           97,065,254
====================================================================================================================================

                   The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                Household International, Inc. and Subsidiaries


                Household International, Inc. and subsidiaries (the "company") is a leading provider of consumer financial services, primarily consumer lending products to "middle-market" customers in the United States, United Kingdom and Canada, with $42.6 billion of managed receivables outstanding at December 31, 1996. The company's lending products include: home equity loans, Visa/MasterCard and private-label credit cards and other unsecured loans. The company's portfolio also includes traditional first mortgages and commercial loans and leases, which the company no longer originates.
                     The company also offers credit and specialty insurance in
                the United States, United Kingdom and Canada. In October 1995 the company sold the individual life and annuity product lines of its individual life insurance business. Remaining insurance lines include periodic payment annuities and corporate owned life insurance products which are no longer being offered by the company. Due to the insignificance of the remaining insurance product lines, the company reports results for its consumer lending operations and the remaining insurance product lines on a combined basis.


1. SUMMARY OF   BASIS OF PRESENTATION The consolidated financial statements
SIGNIFICANT     include the accounts of Household International, Inc. and all
ACCOUNTING      subsidiaries. All significant intercompany accounts and
POLICIES        transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year's presentation.
                     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                INVESTMENT SECURITIES The company maintains investment portfolios in both its noninsurance and insurance operations. These portfolios are comprised primarily of debt securities. The company's entire investment securities portfolio was classified as available-for-sale at December 31, 1996 and 1995. Available-for-sale investments are intended to be invested for an indefinite period but may be sold in response to events reasonably expected in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity, net of income taxes. Any decline in the fair value of investments which is deemed to be other than temporary is charged against current earnings.
                     Cost of investment securities sold is determined using the specific identification method. Interest income earned on the noninsurance investment portfolio is classified in the statements of income in net interest margin. Realized gains and losses from the noninsurance portfolio and investment income from the insurance portfolio are recorded in investment income. Accrued investment income is classified with investment securities.

                RECEIVABLES Receivables are carried at amortized cost. The company periodically sells receivables from its home equity, Visa/MasterCard, private label and other unsecured portfolios. Because these receivables were originated with variable rates of interest or rates comparable to those currently offered by the company, carrying value approximates fair value.
                     Finance income is recognized using the effective yield
                method. Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. Annual fees are netted with direct lending costs associated with the issuance of Visa/MasterCard receivables and are deferred and amortized on a straight-line basis over one year. Net deferred fees related to these receivables totaled $5.7 and $3.5 million at December 31, 1996 and 1995, respectively. Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets, since payments on such policies generally are used to reduce outstanding receivables.

                PROVISION AND CREDIT LOSS RESERVES Provision for credit losses on owned receivables is made in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses of principal and interest in the existing owned portfolio. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience. In addition, general loss reserves on consumer receivables are maintained to reflect management's judgment of portfolio risk factors. For commercial loans, probable losses are calculated using estimates of amounts and timing of future cash flows expected to be received on loans, as well as management's assessment of general reserve requirements. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside the company's control, such as economic conditions and consumer payment patterns, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.
                    The company's chargeoff policy for consumer receivables
               varies by product. Receivables are generally written off, or for secured products written down to net realizable value, at the following stages of contractual delinquency: first mortgage, home equity and Visa/MasterCard -- 6 months; private-label credit card -- 9 months; and other unsecured -- 9 months and no payment received in 6 months. Commercial receivables are written off when it becomes apparent that an account is uncollectible.

               NONACCRUAL LOANS Nonaccrual loans are loans on which accrual of interest has been suspended. Interest income is suspended on all loans when principal or interest payments are more than three months contractually past due, except for Visa/MasterCard receivables and private-label credit cards. On these credit card receivables, interest continues to accrue until the receivable is charged off. There were no commercial loans at December 31, 1996 which were 90 days or more past due which remained on accrual status. Accrual of income on nonaccrual consumer receivables is not resumed until such receivables become less than three months contractually past due. Accrual of income on nonaccrual commercial loans is not resumed until such loans become contractually current. Cash payments received on nonaccrual commercial loans are either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal.

               RECEIVABLES SOLD AND SERVICED WITH LIMITED RECOURSE AND SECURITIZATION INCOME Certain home equity, Visa/MasterCard, private label and other unsecured receivables have been securitized and sold to investors with limited recourse. The servicing rights to these receivables have been retained by the company. Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the lives of the receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables sold and securities issued, delinquency of receivables sold, normal servicing fees, operating expenses and other factors. The resulting gain is adjusted by establishing a reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying consolidated statements of income as securitization income.
                    In June 1996 the Financial Accounting Standards Board
               ("FASB") issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS No. 125"), which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on an approach that focuses on control of the assets and extinguishment of the liabilities. The statement is effective for securitization transactions occurring subsequent to December 31, 1996. The company believes the adoption of FAS No. 125 will have no material impact on its consolidated financial statements.

               PROPERTIES AND EQUIPMENT Properties and equipment, which include leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization of $432.6 and $472.1 million at December 31, 1996 and 1995, respectively. Depreciation is provided on a straight-line basis for financial reporting purposes and accelerated methods for tax purposes. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

               Household International, Inc. and Subsidiaries

               REAL ESTATE OWNED Real estate owned is valued at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and reduced, if appropriate. Costs of holding this real estate, and related gains and losses on disposition, are credited or charged to operations as incurred.

               INSURANCE Insurance revenues on revolving credit insurance policies are recognized when billed. Insurance revenues on the remaining insurance contracts are recorded as unearned premiums and recognized into income based on the nature and term of the underlying contracts. Liabilities for credit insurance policies are based upon estimated settlement amounts for both reported and incurred but not yet reported losses. Liabilities for future benefits on annuity contracts and specialty and corporate owned life insurance products are based on actuarial assumptions as to investment yields, mortality and withdrawals.

               ACQUIRED INTANGIBLES Acquired intangibles consist of acquired credit card relationships, and at December 31, 1995, also included core deposit relationships. Acquired credit card relationships are amortized on a straight-line basis over their estimated remaining lives, not to exceed 10 years. Core deposit relationships were amortized using straight-line and other methods over their estimated useful lives, not to exceed 15 years. The company wrote off its remaining core deposit relationships in connection with the sale of its remaining consumer banking operations in 1996.

               TREASURY STOCK The company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Treasury stock reissued is removed from the accounts at average cost.

               INTEREST RATE CONTRACTS The nature and composition of the company's assets and liabilities and off-balance sheet items expose the company to interest rate risk. The company enters into a variety of interest rate contracts for managing its interest rate exposure. Interest rate swaps are the principal vehicle used to manage interest rate risk; however, interest rate futures, options, caps and floors, and forward contracts also are utilized.

                    Interest rate swaps are designated, and effective, as
               synthetic alterations of specific assets or liabilities (or specific groups of assets or liabilities) and off-balance sheet items. The interest rate differential to be paid or received on these contracts is accrued and included in net interest margin in the statements of income.

                    Interest rate futures, forwards, options, and caps and
               floors used in hedging the company's exposure to interest rate fluctuations are designated, and effective, as hedges of balance sheet items. Interest rate contracts are recorded at amortized cost. If interest rate contracts are terminated early, the realized gains and losses are deferred and amortized over the life of the hedged items as adjustments to net interest margin in the statements of income. These deferred gains and losses are recorded on the accompanying consolidated balance sheets as adjustments to the carrying amount of the hedged items.

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

               STOCK-BASED COMPENSATION The company accounts for stock option and stock purchase plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with

                APB 25, no compensation expense is recognized for stock options issued to employees or for stock issued under its employee stock purchase plan. In October 1995, the FASB issued
                Statement of Financial Accounting Standards No.    123,
                "Accounting for Stock-Based Compensation" ("FAS No. 123"), which is effective for fiscal years beginning after December 15, 1995. The company did not elect to recognize stock-based compensation expense based on the fair value of the awards as permitted by FAS No. 123.

                INCOME TAXES Federal income taxes are accounted for utilizing the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The company and its subsidiaries file a consolidated federal income tax return. Investment tax credits generated by leveraged leases are accounted for using the deferral method.


2. INVESTMENT
   SECURITIES


            In millions.
            At December 31                                           1996                  1995
            -------------------------------------------------------------------------------------
            AVAILABLE-FOR-SALE INVESTMENTS
            Marketable equity securities                            $213.1                 $327.1
            Corporate debt securities                              1,070.5                1,560.0
            U.S. government and federal agency debt securities       277.7                1,195.8
            Other                                                    690.5                1,512.3
            -------------------------------------------------------------------------------------
            Subtotal                                               2,251.8                4,595.2
            -------------------------------------------------------------------------------------
            Accrued investment income                                 30.2                   44.3
            -------------------------------------------------------------------------------------
            Total investment securities                           $2,282.0               $4,639.5
            =====================================================================================

                Proceeds from the sale of available-for-sale investments totaled approximately $2.6, $3.1 and $2.0 billion in 1996, 1995 and 1994, respectively. Gross gains of $23.0, $18.4 and $35.5 million and gross losses of $4.3, $4.9 and $25.7 million in 1996, 1995 and 1994, respectively, were realized on those sales. The sales in 1995 were exclusive of the sale of investment securities in connection with the disposition of the individual life and annuity lines of business.

                        During 1995 the company sold $33.7 million of
                held-to-maturity investment securities due to the significant deterioration in the creditworthiness of the issuers of the securities. Because of the disposition of the individual life and annuity product lines and the company's decision to discontinue its remaining life insurance product lines, the company reassessed the classification of the remaining held-to-maturity portfolio and reclassified the entire held-to-maturity investment portfolio to available-for-sale in the fourth quarter of 1995. Gross gains of $.5 million were realized on sales of held-to-maturity investments in 1995. There were no gross losses on sales of held-to-maturity investments in 1995. There were no investments transferred from held-to-maturity to available-for-sale in 1994. There were no sales of held-to-maturity investments in 1994.

                        The gross unrealized gains (losses) of investment
                securities were as follows:




                                                                                1996                                            1995
                                    ------------------------------------------------   ---------------------------------------------
                                                      Gross          Gross                               Gross         Gross
In millions.                        Amortized    Unrealized     Unrealized      Fair   Amortized    Unrealized    Unrealized    Fair
At December 31                           Cost         Gains         Losses     Value        Cost         Gains        Losses   Value
------------------------------------------------------------------------------------------------------------------------------------
AVAILABLE-FOR-SALE
INVESTMENTS
Marketable equity securities         $  212.7       $ 1.9         $ (1.5)     $  213.1   $  321.6       $  7.3     $(1.8)   $  327.1
Corporate debt securities             1,081.4        17.0          (27.9)      1,070.5    1,433.2        131.0      (4.2)    1,560.0
U.S. government and federal
 agency debt securities                 287.0         1.1          (10.4)        277.7    1,186.7         17.3      (8.2)    1,195.8
Other                                   690.5           -              -         690.5    1,511.1          1.2         -     1,512.3
------------------------------------------------------------------------------------------------------------------------------------
Total available-for-sale
 investments                         $2,271.6       $20.0         $(39.8)     $2,251.8   $4,452.6       $156.8    $(14.2)   $4,595.2
====================================================================================================================================

                Household International, Inc. and Subsidiaries

                See Note 11, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.
                     Contractual maturities and yields of investments in debt
                securities were as follows:

                                                                                                   U.S. Government and Federal
                                                     Corporate Debt Securities                          Agency Debt Securities
                                              --------------------------------            ----------------------------------------
All dollar amounts are stated in millions.    Amortized       Fair                        Amortized         Fair
At December 31, 1996                               Cost      Value      Yield*                 Cost        Value        Yield*
----------------------------------------------------------------------------------------------------------------------------------
Due within 1 year                              $   86.9   $   87.0       6.91%               $ 29.2       $ 29.2         3.77%
After 1 but within 5 years                        106.6      103.1       6.59                  39.2         38.1         5.84
After 5 but within 10 years                       164.9      166.3       7.49                  64.5         62.9         7.94
After 10 years                                    723.0      714.1       7.45                 154.1        147.5         7.31
----------------------------------------------------------------------------------------------------------------------------------
Total                                          $1,081.4   $1,070.5       7.33%               $287.0       $277.7         6.89%
==================================================================================================================================

                *Computed by dividing annualized interest by the amortized cost of the respective investment securities.

3. RECEIVABLES

               In millions.
               At December 31                                                  1996       1995
               -------------------------------------------------------------------------------
               First mortgage                                             $   725.6  $ 2,066.9
               Home equity                                                  3,647.9    4,148.2
               Visa/MasterCard                                              8,587.7    5,512.0
               Private label                                                5,070.0    3,696.2
               Other unsecured                                              5,098.0    5,019.2
               Commercial                                                     937.8    1,289.6
               -------------------------------------------------------------------------------
               Total owned receivables                                     24,067.0   21,732.1
               Accrued finance charges                                        397.6      381.6
               Credit loss reserve for owned receivables                     (900.2)    (720.4)
               Unearned credit insurance premiums and claims reserves        (184.6)    (159.9)
               Amounts due and deferred from receivables sales              1,561.0    1,067.7
               Reserve for receivables serviced with limited recourse        (696.0)    (457.0)
               -------------------------------------------------------------------------------
               Total owned receivables, net                                24,244.8   21,844.1
               Receivables serviced with limited recourse                  18,526.4   14,884.6
               -------------------------------------------------------------------------------
               Total managed receivables, net                             $42,771.2  $36,728.7
               ===============================================================================



               Foreign receivables included in owned receivables were as follows:



                                                                                1996                  1995
                                                                  ------------------   -------------------
               In millions.                                                   United                United
               At December 31                                       Canada   Kingdom     Canada    Kingdom
               -------------------------------------------------------------------------------------------
               First mortgage                                     $   22.1  $    3.7   $   61.4   $    4.2
               Home equity                                           324.9     159.9      281.7      149.3
               Visa/MasterCard                                           -     581.2          -      430.1
               Private label                                         571.7     691.3      410.0      532.6
               Other unsecured                                       364.8     636.7      367.5      537.4
               Commercial                                             43.2         -       56.1          -
               -------------------------------------------------------------------------------------------
               Total                                              $1,326.7  $2,072.8   $1,176.7   $1,653.6
               ===========================================================================================


                Foreign managed receivables represented 10 and 9 percent of total managed receivables at December 31, 1996 and 1995, respectively.
                     Outstanding advances from the Federal Home Loan Bank of the company's banking subsidiary were required to be secured by first mortgages totaling approximately $583 million at December 31, 1996.
                     The company has securitized certain receivables which it
                services with limited recourse. Securitizations of receivables, including replenishments of certificate holder interests, were as follows:

            In millions.
            Year ended December 31       1996       1995       1994
            -------------------------------------------------------
            Home equity             $ 1,755.8  $ 1,135.2  $ 1,418.6
            Visa/MasterCard          22,828.3   20,181.2   13,735.1
            Private label               697.4      644.0    1,093.6
            Other unsecured           2,851.2    1,535.3      241.0
            -------------------------------------------------------
            Total                   $28,132.7  $23,495.7  $16,488.3
            =======================================================

                The outstanding balance of receivables serviced with limited recourse consisted of the following:

            In millions.
            At December 31                          1996       1995
            -------------------------------------------------------
            Home equity                        $ 4,337.5  $ 4,661.9
            Visa/MasterCard                     10,149.7    7,831.1
            Private label                          517.0      750.0
            Other unsecured                      3,522.2    1,641.6
            -------------------------------------------------------
            Total                              $18,526.4  $14,884.6
            =======================================================

                At December 31, 1996, the expected weighted average remaining life of these securitization transactions was 2.7 years. The combination of receivables owned and receivables serviced with limited recourse, which the company considers its managed portfolio, is shown below:

                   In millions.
                   At December 31            1996       1995
                   -----------------------------------------
                   First mortgage       $   725.6  $ 2,066.9
                   Home equity            7,985.4    8,810.1
                   Visa/MasterCard       18,737.4   13,343.1
                   Private label          5,587.0    4,446.2
                   Other unsecured        8,620.2    6,660.8
                   Commercial               937.8    1,289.6
                   -----------------------------------------
                   Managed receivables  $42,593.4  $36,616.7
                   =========================================

                For certain securitizations, wholly-owned subsidiaries
                were created for the limited purpose of consummating such transactions. At December 31, 1996, these subsidiaries were:
                HFC Revolving Corporation, HRSI Funding, Inc., HFS Funding Corporation, Household Finance Receivables Corporation II, Household Receivables Funding Corporation, Household
                Receivables Funding Corporation II,   Household Affinity
                Funding Corporation, HFC Funding Corporation, Household Receivables Funding, Inc., Household Consumer Loan Corporation, Household Pooling Corporation and Household Card Funding Corporation.

                        At December 31, 1996 and 1995, the amounts due and
                deferred from receivables sales of $1,561.0 and $1,067.7 million, respectively, included unamortized excess servicing assets and funds established pursuant to the recourse provisions for certain sales totaling $1,033.1 and $718.1 million, respectively. The amounts due and deferred also included customer payments not yet remitted by the securitization trustee to the company of $512.6 and $332.3 million at December 31, 1996 and 1995, respectively. In addition, the company has made guarantees relating to certain securitizations of $90.2 and $265.1 million plus unpaid interest at December 31, 1996 and 1995, respectively. The company has subordinated interests in certain transactions, which are recorded as receivables, of $485.0 and $398.5 million at December 31, 1996 and 1995, respectively. The company has agreements with a "AAA"-rated third party who will indemnify the company for up to $21.2 million in losses related to certain securitization transactions. The company maintains credit loss reserves pursuant to the recourse provisions for receivables serviced with limited recourse which are based on estimated probable losses under such provisions. These reserves totaled $696.0 and $457.0 million at

               Household International, Inc. and Subsidiaries

               December 31, 1996 and 1995, respectively, and represent the company's best estimate of possible losses on receivables serviced with limited recourse.
                    The providers of the credit enhancements have no recourse
               to the company. The company does not receive collateral from any party to the securitizations, nor does the company have any risk of counterparty nonperformance. In addition, the company maintains facilities which provide for the securitization of receivables on a revolving basis totaling $4.5 billion through the issuance of commercial paper, of which $3.8 billion were securitized at December 31, 1996.
                    Contractual maturities of owned receivables were as
               follows:


               In millions.
               At December 31, 1996      1997      1998      1999      2000      2001  Thereafter      Total
               ---------------------------------------------------------------------------------------------
               First mortgage        $   19.1  $   21.6  $    3.8  $    2.0  $    2.6   $   676.5  $   725.6
               Home equity            1,081.3     640.5     464.2     344.7     261.2       856.0    3,647.9
               Visa/MasterCard          903.9     846.9     677.2     601.6     510.4     5,047.7    8,587.7
               Private label          1,316.0     596.3     432.5     303.6     245.0     2,176.6    5,070.0
               Other unsecured        1,305.0     735.8     585.2     479.8     429.0     1,563.2    5,098.0
               Commercial               164.9     146.0      78.5      35.0      60.6       452.8      937.8
               ---------------------------------------------------------------------------------------------
               Total                 $4,790.2  $2,987.1  $2,241.4  $1,766.7  $1,508.8   $10,772.8  $24,067.0
               =============================================================================================



               First mortgages have maximum terms of up to 30 years, whereas other consumer receivables have substantially shorter maximum terms. A substantial portion of consumer receivables, based on the company's experience, will be renewed or repaid prior to contractual maturity. The above maturity schedule should not be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding Visa/MasterCard receivables, approximated 40 and 44 percent in 1996 and 1995, respectively.
                    The following table summarizes contractual maturities of
               owned receivables due after one year by repricing characteristic:


                                                                 Over 1
               In millions.                                 But Within       Over
               At December 31, 1996                            5 Years    5 Years
               ------------------------------------------------------------------
               Receivables at predetermined interest rates    $3,348.1  $ 3,822.6
               Receivables at floating or adjustable rates     5,155.9    6,950.2
               ------------------------------------------------------------------
               Total                                          $8,504.0  $10,772.8
               ==================================================================



               Nonaccrual owned consumer receivables totaled $421.8 million at December 31, 1996, including $106.6 million relating to foreign operations. Interest income that would have been recorded in 1996 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $60.2 million, including $18.4 million relating to foreign operations. Interest income that was included in net income for 1996, prior to these loans being placed on nonaccrual status, was approximately $32.1 million, including $8.4 million relating to foreign operations.
                    For an analysis of reserves for credit losses, see pages 32 and 33.

4. Deposits





                                                                                                       1996                1995
                                                                                                       Weighted            Weighted
                  All dollar amounts are stated in millions.                                           Average             Average
                  At December 31                                                           Amount      Rate    Amount      Rate
                  --------------------------------------------------------------------------------------------------------------
                  DOMESTIC
                  Time certificates                                                        $1,257.6      7.0% $2,483.7       6.4%
                  Savings accounts                                                            165.1      4.7   1,199.4       3.7
                  Demand accounts                                                              78.5        -     365.9       1.0
                  --------------------------------------------------------------------------------------------------------------
                  Total domestic deposits                                                   1,501.2      6.4   4,049.0       5.1
                  --------------------------------------------------------------------------------------------------------------
                  FOREIGN
                  Time certificates                                                           377.6      6.3     370.9       7.2
                  Savings accounts                                                            389.1      6.2     265.3       6.0
                  Demand accounts                                                              97.2      5.8      23.6       6.0
                  --------------------------------------------------------------------------------------------------------------
                  Total foreign deposits                                                      863.9      6.2     659.8       6.7
                  --------------------------------------------------------------------------------------------------------------
                  Total deposits                                                           $2,365.1      6.3% $4,708.8       5.3%
                  ==============================================================================================================


                Average deposits and related weighted average interest rates for 1996, 1995 and 1994 were as follows:


                                                                                  1996                      1995                1994
                                                                              Weighted                  Weighted            Weighted
                  All dollar amounts are stated in millions.       Average     Average      Average      Average   Average   Average
                  At December 31                                  Deposits        Rate     Deposits         Rate  Deposits      Rate
                  ------------------------------------------------------------------------------------------------------------------
                  DOMESTIC
                  Time certificates                               $1,908.2         6.7%    $3,015.2          6.2%  $3,151.5     4.2%
                  Savings and demand accounts                      1,154.6         2.5      2,667.9          3.1    3,009.0     2.5
                  ------------------------------------------------------------------------------------------------------------------
                  Total domestic deposits                          3,062.8         5.1      5,683.1          4.7    6,160.5     3.4
                  ------------------------------------------------------------------------------------------------------------------
                  FOREIGN
                  Time certificates                                  381.5         6.2      1,052.3          7.4    1,195.6     7.2
                  Savings and demand accounts                        445.5         5.2        308.8          6.2      312.0     5.3
                  ------------------------------------------------------------------------------------------------------------------
                  Total foreign deposits                             827.0         5.7      1,361.1          7.1    1,507.6     6.8
                  ------------------------------------------------------------------------------------------------------------------
                  Total deposits                                  $3,889.8         5.3%    $7,044.2          5.1%  $7,668.1     4.1%
                  ==================================================================================================================


                Interest expense on deposits was $204.6, $362.7 and $312.1 million for 1996, 1995 and 1994, respectively. Interest expense on domestic deposits was $157.6, $265.9 and $209.1 million for 1996, 1995 and 1994, respectively.

                     Household International, Inc. and Subsidiaries

                     Maturities of time certificates in amounts of $100,000 or more were:


                     In millions.
                     At December 31, 1996                            Domestic     Foreign     Total
                     ------------------------------------------------------------------------------
                     3 months or less                                      -      $   .1    $   .1
                     Over 3 months through 6 months                        -           -         -
                     Over 6 months through 12 months                    $ .2          .1        .3
                     Over 12 months                                      5.8       331.3     337.1
                     ------------------------------------------------------------------------------
                         Total                                          $6.0      $331.5    $337.5
                     ==============================================================================

                     Contractual maturities of time certificates within each interest rate range were as follows:



                     In millions.
                     At December 31, 1996    1997     1998     1999     2000     2001  Thereafter     Total
                     --------------------------------------------------------------------------------------
                     INTEREST RATE
                     --------------------------------------------------------------------------------------
                           < 4.00%          $  2.0   $   .1   $   .1        -        -          -  $    2.2
                     4.00% - 5.99%            45.3     36.0     56.7   $ 16.7   $ 67.4          -     222.1
                     6.00% - 7.99%           109.0    121.3    259.0    178.1    289.6      $96.9   1,053.9
                     8.00% - 9.99%           292.2      2.8      6.9     55.1        -          -     357.0
                     --------------------------------------------------------------------------------------
                     Total                  $448.5   $160.2   $322.7   $249.9   $357.0      $96.9  $1,635.2
                     ======================================================================================


5. COMMERCIAL PAPER,
BANK AND OTHER
BORROWINGS


                                                                                  Bank and
                     All dollar amounts are stated in millions.  Commercial          Other
                     At December 31                                  Paper*     Borrowings       Total
                     ---------------------------------------------------------------------------------
                     1996
                     ---------------------------------------------------------------------------------
                     Balance                                       $5,418.7      $1,009.4     $6,428.1
                     Highest aggregate month-end balance                                       7,611.1
                     Average borrowings                             5,334.2       1,147.4      6,481.6
                     Weighted average interest rate:
                       At year end                                      5.4%          7.6%         5.7%
                       Paid during year                                 5.4           7.2          5.7
                     ---------------------------------------------------------------------------------
                     1995
                     ---------------------------------------------------------------------------------
                     Balance                                       $4,598.5      $2,060.9     $6,659.4
                     Highest aggregate month-end balance                                       7,350.5
                     Average borrowings                             4,551.1       1,565.1      6,116.2
                     Weighted average interest rate:
                       At year end                                      5.8%          6.9%         6.2%
                       Paid during year                                 6.0           7.4          6.4
                     ---------------------------------------------------------------------------------
                     1994
                     ---------------------------------------------------------------------------------
                     Balance                                       $3,598.0        $774.1     $4,372.1
                     Highest aggregate month-end balance                                       6,172.0
                     Average borrowings                             4,316.4       1,321.1      5,637.5
                     Weighted average interest rate:
                       At year end                                      6.2%          8.0%         6.5%
                       Paid during year                                 4.4           7.6          5.2
                     =================================================================================

                     *Included in outstanding balances at year-end 1996, 1995 and 1994 were commercial paper obligations of foreign subsidiaries of $389.2, $269.5 and $331.4 million, respectively.

                Interest expense for commercial paper, bank and other borrowings totaled $369.5, $389.5 and $292.2 million for 1996, 1995 and 1994, respectively.
                        The company maintains various bank credit agreements
                primarily to support commercial paper borrowings. At
                December 31, 1996 the company had committed back-up lines of $7.4 billion, of which $6.6 billion were unused. Formal credit lines are reviewed annually, and expire at various dates from 1997 to 2003. Borrowings under these lines generally are available at a surcharge over the London Interbank Offered Rate (LIBOR). Annual commitment fee requirements to support availability of these lines at December 31, 1996 totaled $5.9 million.

6. SENIOR AND SENIOR
SUBORDINATED DEBT
(WITH ORIGINAL
MATURITIES OVER
ONE YEAR)

                ------------------------------------------------------------------------------------
                All dollar amounts are stated in millions.
                At December 31                                                  1996       1995
                ------------------------------------------------------------------------------------
                SENIOR DEBT

                3.50% to 7.49%; due 1997 to 2009                                $ 4,817.7  $ 2,902.5
                7.50% to 7.99%; due 1997 to 2007                                  1,459.0    1,937.8
                8.00% to 8.99%; due 1997 to 2005                                  1,195.0    1,660.4
                9.00% to 9.99%; due 1997 to 2001                                    327.8      587.9
                10.00% and greater; due 1997 to 2001                                118.0      242.3
                Variable interest rate debt; 3.26% to 7.00%; due 1997 to 2015     6,034.6    2,900.7
                ------------------------------------------------------------------------------------
                SENIOR SUBORDINATED DEBT
                6.50% to 9.63%; due 2000 to 2003                                    685.0      685.0
                10.13% to 11.15%; due 1998                                           75.0      215.0
                ------------------------------------------------------------------------------------
                PREFERRED STOCK OF SUBSIDIARY
                Household Finance Corporation
                7.25% term cumulative preferred Series 1992-A, 1,000,000
                depositary shares*                                                  100.0      100.0
                Unamortized discount                                                (10.1)      (3.7)
                ------------------------------------------------------------------------------------
                Total senior and senior subordinated debt                       $14,802.0  $11,227.9
                ====================================================================================

                *Depositary share represents 1/3000 share of preferred stock.

                Weighted average coupon interest rates were 6.6 and 7.3 percent at December 31, 1996 and 1995, respectively. Interest expense for senior and senior subordinated debt was $946.5, $804.9 and $638.4 million for 1996, 1995 and 1994, respectively.


                Maturities of senior and senior subordinated debt were:

                In millions.
                At December 31, 1996
                ----------------------------------------------
                1997                                 $ 3,220.3
                1998                                   2,062.4
                1999                                   2,640.4
                2000                                   1,459.1
                2001                                   2,015.3
                Thereafter                             3,404.5
                ----------------------------------------------
                Total                                $14,802.0
                ==============================================

                At December 31, 1996 and 1995, the preferred stock of Household Finance Corporation ("HFC"), a wholly-owned subsidiary of the company, represented $100 million of term cumulative preferred stock. The term cumulative preferred stock is non-voting, has a dividend rate of 7.25 percent, is not redeemable at the option of the company prior to the mandatory redemption date of August 15, 1997 and has a liquidation value of $100 per depositary share.

                 Household International, Inc. and Subsidiaries


7. DERIVATIVE
FINANCIAL
INSTRUMENTS AND
OTHER FINANCIAL
INSTRUMENTS WITH
OFF-BALANCE
SHEET RISK

               In connection with its asset/liability management program and in the normal course of business, the company enters into various transactions involving derivative and other off-balance sheet financial instruments. These instruments primarily are used to manage the company's exposure to fluctuations in interest rates and foreign exchange rates. The company does not serve as a financial intermediary to make markets in any derivative financial instruments. For further information on the company's strategies for managing interest rate and foreign exchange rate risk, see Risk Management on pages 30 and 31.
                    The financial instruments used by the company include
               interest rate contracts and foreign exchange rate contracts and have varying degrees of credit risk and/or market risk.

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

               INTEREST RATE AND FOREIGN EXCHANGE CONTRACTS The following table summarizes the activity in interest rate and foreign exchange contracts for 1996, 1995 and 1994:

HEDGING/SYNTHETIC
ALTERATION
INSTRUMENTS

-----------------------------------------------------------------------------------------------------------------------------
                                                          Exchange Traded                                 Non-Exchange Traded
                              -------------------------------------------   -------------------------------------------------
                                       Interest Rate                                                         Foreign Exchange
                                   Futures Contracts              Options                                      Rate Contracts
                              ----------------------  -------------------   Interest       Currency  ------------------------
In millions.                   Purchased        Sold  Purchased   Written   Rate Swaps        Swaps    Purchased         Sold
-----------------------------------------------------------------------------------------------------------------------------
1994
Notional amount, 1993                  -  $    (40.0)  $   69.6   $ (70.0)  $14,979.8      $  316.9    $   140.9  $   (725.6)
New contracts                  $11,380.5   (12,132.8)   8,867.9  (5,707.5)   10,013.5         681.9      3,702.1    (3,738.6)
Matured or expired contracts           -           -   (3,150.0)        -    (4,704.6)            -        (31.3)       15.7
Terminated contracts               (63.5)      759.8          -         -    (2,455.7)            -       (582.8)      580.2
In-substance maturities(1)     (11,317.0)   11,317.0   (5,787.5)  5,777.5           -             -     (3,156.2)    3,097.5
-----------------------------------------------------------------------------------------------------------------------------
Notional amount, 1994                  -  $    (96.0)         -         -   $17,833.0      $  998.8     $   72.7  $   (770.8)
=============================================================================================================================
Fair value, 1994(2)                    -  $       .8          -         -   $  (498.7)     $   72.2     $    (.4) $      6.3
-----------------------------------------------------------------------------------------------------------------------------
1995
Notional amount, 1994                  -  $    (96.0)         -         -   $17,833.0      $  998.8     $   72.7  $   (770.8)
New contracts                  $ 2,003.0    (2,100.0)  $  300.0   $(300.0)    1,424.5         152.6      3,887.3    (4,036.7)
Matured or expired contracts           -       293.0          -         -    (6,156.5)       (179.0)       (36.7)       40.9
Terminated contracts                   -           -          -         -    (4,983.7)            -       (545.0)      553.1
In-substance maturities(1)      (1,653.0)    1,653.0     (300.0)    300.0           -             -     (3,345.3)    3,477.1
-----------------------------------------------------------------------------------------------------------------------------
Notional amount, 1995          $   350.0   $  (250.0)         -         -   $ 8,117.3      $  972.4     $   33.0  $   (736.4)
=============================================================================================================================
Fair value, 1995(2)            $      .1           -          -         -       148.3      $   63.5     $     .2  $      1.2
-----------------------------------------------------------------------------------------------------------------------------
1996
Notional amount, 1995          $   350.0   $  (250.0)         -         -   $ 8,117.3      $  972.4     $   33.0  $   (736.4)
New contracts                    6,611.9    (4,202.9)  $  440.0 $  (440.0)    4,807.1       1,268.5      5,073.9    (5,058.0)
Matured or expired contracts    (1,471.0)      300.0          -         -    (2,456.4)       (117.0)       (18.9)       20.9
Terminated contracts                   -           -          -         -    (1,690.5)            -       (391.6)      391.6
In-substance maturities(1)      (4,152.9)    4,152.9     (440.0)    440.0           -             -     (4,692.7)    4,692.7
-----------------------------------------------------------------------------------------------------------------------------
Notional amount, 1996          $ 1,338.0           -          -         -   $ 8,777.5      $2,123.9     $    3.7  $   (689.2)
=============================================================================================================================
Fair value, 1996(2)                    -           -          -         -   $    62.5      $ (153.9)    $    (.1) $    (37.3)
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
                                               Non-Exchange Traded
                               -----------------------------------
                                       Interest Rate
                                    Foward Contracts    Other Risk
                               ---------------------    Management
In millions.                   Purchased        Sold   Instruments
------------------------------------------------------------------
1994
Notional amount, 1993           $  539.8  $   (859.3)   $ 1,099.4
New contracts                    5,468.8    (3,818.0)     1,235.1
Matured or expired contracts    (2,524.8)    2,475.6     (1,590.1)
Terminated contracts              (538.1)       51.3       (130.5)
In-substance maturities(1)      (2,009.6)    2,009.6            -
------------------------------------------------------------------
Notional amount, 1994           $  936.1  $   (140.8)   $   613.9
==================================================================
Fair value, 1994(2)             $    1.1  $      (.2)   $     6.3
------------------------------------------------------------------
1995
Notional amount, 1994           $  936.1  $   (140.8)   $   613.9
New contracts                    1,860.2      (173.7)       180.4
Matured or expired contracts    (1,840.4)      167.9       (351.4)
Terminated contracts              (255.9)       53.5            -
In-substance maturities(1)             -           -            -
------------------------------------------------------------------
Notional amount, 1995           $  700.0  $    (93.1)   $   442.9
==================================================================
Fair value, 1995(2)             $   (1.0)          -    $     2.2
------------------------------------------------------------------
1996
Notional amount, 1995           $  700.0  $    (93.1)   $   442.9
New contracts                    3,641.8    (1,036.0)     2,242.2
Matured or expired contracts    (2,609.9)      859.9         (8.9)
Terminated contracts                   -           -            -
In-substance maturities(1)             -           -            -
------------------------------------------------------------------
Notional amount, 1996           $1,731.9  $   (269.2)   $ 2,676.2
==================================================================
Fair value, 1996(2)             $   (1.2)  $      .2    $    24.6
------------------------------------------------------------------

            (1)Represent contracts terminated as the market execution
               technique of closing the transaction either (a) just prior to maturity to avoid delivery of the underlying instrument, or (b) at the maturity of the underlying items being hedged.

            (2)(Bracketed) unbracketed amounts represent amounts to be
               (paid) received by the company had these positions been closed out at the respective balance sheet date. Bracketed amounts do not necessarily represent risk of loss for hedging instruments, as the fair value of the hedging instrument and the items being hedged must be evaluated together. See Note 11, "Fair Value of Financial Instruments" for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.

            (3)There were no trading activities during 1996 or 1995. The results of trading activities were immaterial to the financial results of the company for 1994.

               Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. The company primarily enters into interest rate swap transactions to synthetically alter balance sheet items. These transactions are specifically designated to a particular asset/liability, off-balance sheet item or anticipated transaction of a similar characteristic. Specific assets or liabilities may consist of groups of individually small dollar homogeneous assets or liabilities of similar economic characteristics. Credit and market risk exists with respect to these instruments. The table on the following page reflects the items so altered at December 31, 1996:

             Household International, Inc. and Subsidiaries


   In millions.
     Investment securities                                       $   28.3
      Receivables:
       Home equity                                                   324.1
       Visa/MasterCard                                               500.0
       Private label                                                 186.5
       Other unsecured                                                25.0
      --------------------------------------------------------------------
      Total owned receivables                                      1,035.6
      --------------------------------------------------------------------
      Deposits                                                       220.0
      Commercial paper, bank and other borrowings                  1,637.0
      Senior and senior subordinated debt                          5,738.1
      Receivables serviced with limited recourse                     118.5
      --------------------------------------------------------------------
      Total items synthetically altered with interest rate swaps  $8,777.5
      --------------------------------------------------------------------

                    Note: In all instances, the notional amount is not greater than the carrying value of the related asset/liability or off-balance sheet item.

               The company manages its exposure to interest rate risk primarily through the use of interest rate swaps. These swaps synthetically alter the interest rate risk inherent in balance sheet assets, liabilities or off-balance sheet items. The majority of the company's interest rate swaps are used to convert floating rate assets to fixed rate, fixed rate debt to floating rate, floating rate assets or debt from one floating rate index to another, fixed rate assets to a floating rate, or floating rate debt to fixed rate. The company also has entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency. Interest rate swaps also are used to synthetically alter interest rate characteristics on certain receivables that are sold and serviced with limited recourse. These off-balance sheet items expose the company to the same interest rate risk as on-balance sheet items. Interest rate swaps are used to synthetically alter the interest rate provisions of the securitization transaction whereby the underlying receivables pay a fixed (floating) rate and the pass-through rate to the investor is floating (fixed).

                    The following table summarizes the maturities and related
               weighted average receive/pay rates of interest rate swaps outstanding at December 31, 1996:


     All dollar amounts are stated in millions.  1997      1998       1999         2000       2001     2002     Thereafter     Total
     -------------------------------------------------------------------------------------------------------------------------------
     Pay a fixed rate/receive
       a floating rate:
          Notional value                           $  584.3   $ 104.7    $  175.7    $147.8        -        -          -   $1,012.5
          Weighted average receive rate                5.54%     4.41%       5.78%     5.93%       -        -          -       5.52%
          Weighted average pay rate                    6.03      8.12        8.49      8.73        -        -          -       7.07
     Pay a floating rate/receive
       a fixed rate:
          Notional value                           $  847.7    $390.0    $  977.7    $357.6   $953.5    $28.3   $1,768.8   $5,323.6
          Weighted average receive rate                6.19%     5.18%       6.64%     6.58%    6.61%    6.04%      7.00%      6.57%
          Weighted average pay rate                    5.29      5.43        5.20      5.07     5.32     5.64       5.62       5.39
     Pay a floating rate/receive
       a different floating rate:
         Notional value                            $  837.3    $395.0    $1,209.1         -        -        -          -   $2,441.4
         Weighted average receive rate                 5.50%     5.52%       6.06%        -        -        -          -       5.78%
         Weighted average pay rate                     5.55      5.54        5.63         -        -        -          -       5.59
     -------------------------------------------------------------------------------------------------------------------------------
     Total notional value                          $2,269.3    $889.7    $2,362.5    $505.4   $953.5    $28.3   $1,768.8   $8,777.5

     ===============================================================================================================================
     Total weighted average
      rates on swaps:

      Receive rate                                   5.77%       5.24%       6.28%     6.39%    6.61%    6.04%      7.00%      6.23%
     -------------------------------------------------------------------------------------------------------------------------------
      Pay rate                                       5.57        5.79        5.66      6.14     5.32     5.64       5.62       5.64
     -------------------------------------------------------------------------------------------------------------------------------


                The floating rates paid or received by the company are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 1-, 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates also impact the interest rate on the underlying assets or liabilities. Hedging/synthetic alteration instruments are used by the company to manage the volatility of net interest margin resulting from changes in interest rates on the underlying hedged/synthetically altered items. Owned net interest margin would have declined by 18 and 54 basis points in 1996 and 1994, respectively, had these instruments not been utilized. These instruments did not impact owned net interest margin in 1995.
                     Forwards and futures are agreements between two parties,
                committing one to sell and the other to buy a specific quantity of an instrument on some future date. The parties agree to buy or sell at a specified price in the future, and their profit or loss is determined by the difference between the arranged price and the level of the spot price when the contract is settled. The company has both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. Foreign exchange contracts are utilized by the company to reduce its exposure to foreign currency exchange risk. Interest rate forward and futures contracts are used to hedge resets of interest rates on the company's floating rate assets and liabilities. The company's exposure to credit risk for futures is limited, as these contracts are traded on organized exchanges. Each day, changes in contract values are settled in cash. In contrast, forward contracts have credit risk relating to the performance of the counterparty. These instruments also are subject to market risk. Cash requirements for forward contracts include the receipt or payment of cash upon the sale or purchase of the instrument.
                     Purchased options grant the purchaser the right, but not
                the obligation, to either purchase or sell a financial instrument at a specified price within a specified period. The seller of the option has written a contract which creates an obligation to either sell or purchase the financial instrument at the agreed-upon price if, and when, the purchaser exercises the option.
                     Other risk management instruments consist of caps and
                floors. Caps and floors written expose the company to market risk but not to credit risk. Credit and market risk associated with caps and floors purchased are limited to the premium paid which is recorded on the balance sheets in other assets.
                     Deferred gains of $45.8 and $71.7 million and deferred
                losses of $13.0 and $43.3 million from hedging/synthetic alteration instruments were recorded on the balance sheets at December 31, 1996 and 1995, respectively. The weighted average amortization period associated with the deferred gains was 6.6 and 7.3 years at December 31, 1996 and 1995, respectively. The weighted average amortization period for the deferred losses was
                1.5 and 1.9 years at December 31, 1996 and 1995, respectively.
                     At December 31, 1996 the accrued interest, unamortized
                premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $52.8 million.

                CONCENTRATIONS OF CREDIT RISK A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.
                     Because the company primarily lends to consumers, it does
                not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 1996 and 1995. The company lends nationwide, with the following geographic areas comprising more than 10 percent of total managed domestic receivables at December 31, 1996: California -20 percent; Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI) -24 percent; Middle Atlantic (DE, DC, MD, NJ, PA, VA,
                WV) -14 percent; Northeast (CT, ME, MA, NH, NY, RI, VT) -13 percent; and Southeast (AL, FL, GA, KY, MS, NC, SC, TN) -15 percent.

Household International, Inc. and Subsidiaries

8. COMPANY
OBLIGATED
MANDATORILY
REDEEMABLE
PREFERRED
SECURITIES OF
SUBSIDIARY TRUSTS

               In June 1996 Household Capital Trust II ("HCT II"), a wholly-owned subsidiary of the company, issued 4 million 8.70 percent Trust Preferred Securities ("preferred securities") at $25 per preferred security. The sole asset of HCT II is $103.1 million of 8.70 percent Junior Subordinated Deferrable Interest Notes issued by the company. The junior subordinated notes held by HCT II mature on June 30, 2036 and are redeemable by the company in whole or in part beginning on June 30, 2001, at which time the HCT II preferred securities are callable. Net proceeds from the issuance of preferred securities were used for general corporate purposes.
                    In June 1995 Household Capital Trust I ("HCT I"), a
               wholly-owned subsidiary of the company, issued 3 million 8.25 percent preferred securities at $25 per preferred security. The sole asset of HCT I is $77.3 million of 8.25 percent Junior Subordinated Deferrable Interest Notes issued by the company. The junior subordinated notes held by HCT I mature on June 30, 2025 and are redeemable by the company in whole or in part beginning on June 30, 2000, at which time the HCT I preferred securities are callable. HCT I may elect to extend the maturity of the preferred securities to June 30, 2044.
                    The obligations of the company with respect to the junior
               subordinated notes, when considered together with certain undertakings of the company with respect to HCT I and HCT II, constitute full and unconditional guarantees by the company of the HCT I's and HCT II's obligations under the respective preferred securities. The preferred securities are classified in the company's balance sheets as company obligated mandatorily redeemable preferred securities of subsidiary trusts (representing the minority interest in the trusts) at their face and redemption amount of $175 million at December 31, 1996. The preferred securities have a liquidation value of $25 per preferred security. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the company's option for up to five years from date of issuance. The company cannot pay dividends on its preferred and common stocks during such deferments. Dividends on the preferred securities have been classified as interest expense in the statements of income.

9. PREFERRED SHARE
PURCHASE RIGHTS


               In July 1996, the company issued one preferred share purchase right (a "Right") for each outstanding share of common stock of the company. Under certain conditions, each Right may be exercised to purchase one thousandth of a share of a new series of participating preferred stock at an exercise price of $300, subject to adjustment. The Rights may be exercised only after the earlier of: (a) a public announcement that a party or an associated group acquired 15 percent or more of the company's common stock and (b) ten business days (or later date as determined by the Board of Directors of the company) after a party or an associated group initiates or announces its intention to make an offer to acquire 15 percent or more of the company's common stock. The Rights, which cannot vote or receive dividends, expire on July 31, 2006 and may be redeemed by the company at a price of $.01 per Right at any time prior to expiration or acquisition of 15 percent of the company's common stock.


10. PREFERRED STOCK

                     All dollar amounts are stated in millions.
                     At December 31                                                         1996    1995
                     -----------------------------------------------------------------------------------
                     9.50% Preferred Stock, Series 1991-A, 5,500,000 depositary shares(1) $ 55.0  $ 55.0
                     8.25% Preferred Stock, Series 1992-A, 2,000,000 depositary shares(2)   50.0    50.0
                     7.35% Preferred Stock, Series 1993-A, 4,000,000 depositary shares(2)  100.0   100.0
                     -----------------------------------------------------------------------------------
                     Total preferred stock                                                $205.0  $205.0
                     ===================================================================================

               (1)Depositary share represents 1/10 share of preferred stock.
               (2)Depositary share represents 1/40 share of preferred stock.


                    Dividends on the 9.50 percent preferred stock, Series
               1991-A, are cumulative and payable quarterly. In January 1997, the company redeemed all outstanding shares of this preferred stock issue for $10 per depositary share plus accrued and unpaid dividends.
                    Dividends on the 8.25 percent preferred stock, Series
               1992-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 8.25 percent preferred stock, Series 1992-A, on any date after October 15, 2002 for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.

                         Dividends on the 7.35 percent preferred stock, Series
                    1993-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 7.35 percent preferred stock, Series 1993-A, on any date after October 15, 1998 for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.
                         Holders of all issues of preferred stock are entitled
                    to payment before any capital distribution is made to common shareholders. The company is authorized to issue cumulative preferred stock in one or more series in an amount not to exceed $500 million.

11. FAIR VALUE OF   The company has estimated the fair value of its financial
FINANCIAL           instruments in accordance with Statement of Financial
INSTRUMENTS         Accounting Standards No. 107, "Disclosures About Fair Value
                    of Financial Instruments" ("FAS No. 107"). Financial instruments include cash, receivables, investments, debt, insurance reserves related to periodic payment annuities and off-balance sheet financial instruments. Financial instruments specifically exclude leases and other insurance reserves, as required by FAS No. 107. This statement also requires that the fair value of certain deposits be equated to the carrying value. Additionally, a number of other assets recorded on the balance sheets (such as acquired credit card relationships) and other intangible assets not recorded on the balance sheets (such as the value of consumer lending relationships for originated receivables and the franchise values of the company's business units) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. The company believes there is substantial value associated with these assets based on current market conditions and historical experience. Accordingly, the estimated fair value of financial instruments, as disclosed, does not fully represent the entire value, nor the changes in the entire value, of the company.
                         For a significant portion of the company's financial
                    instruments, fair values for items lacking a quoted market price were estimated by discounting estimated future cash flows at estimated current market discount rates.
                    Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectibility of assets and related interest and with estimates of product lives and repricing characteristics used in the company's asset/liability management process.
                    All assumptions are based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental, and changes in these assumptions could significantly affect fair value calculations.
                         The following is a summary of the carrying value and
                    estimated fair value of the company's financial instruments:


                                                                                   1996                                   1995
                                                    -----------------------------------    -----------------------------------
                                                                Estimated                              Estimated
In millions.                                        Carrying         Fair                  Carrying         Fair
At December 31                                         Value        Value    Difference       Value        Value    Difference
------------------------------------------------------------------------------------------------------------------------------
Cash                                                $    239     $    239             -    $    270     $    270             -
Investment securities                                  2,282        2,282             -       4,640        4,640             -
Receivables                                           24,245       25,036         $ 791      21,844       22,603         $ 759
--------------------------------------------------------------------------------------------------------------------------------
Subtotal                                              26,766       27,557           791      26,754       27,513           759
--------------------------------------------------------------------------------------------------------------------------------
Deposits                                              (2,365)      (2,381)          (16)     (4,709)      (4,747)          (38)
Commercial paper, bank and other borrowings           (6,428)      (6,428)            -      (6,659)      (6,659)            -
Senior and senior subordinated debt                  (14,802)     (15,022)         (220)    (11,228)     (11,847)         (619)
Insurance reserves                                    (1,205)      (1,422)         (217)     (2,229)      (2,363)         (134)
--------------------------------------------------------------------------------------------------------------------------------
Subtotal                                             (24,800)     (25,253)         (453)    (24,825)     (25,616)         (791)
--------------------------------------------------------------------------------------------------------------------------------
Interest rate and foreign exchange contracts              37         (105)         (142)         28          215           187
Commitments to extend credit and guarantees                -           40            40           -           40            40
--------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                  37          (65)         (102)         28          255           227
--------------------------------------------------------------------------------------------------------------------------------
Total                                               $  2,003     $  2,239         $ 236    $  1,957     $  2,152         $ 195
================================================================================================================================

                    Household International, Inc. and Subsidiaries

                    The fair value in excess of the carrying value (the "Difference") increased from $195 million at December 31, 1995 to $236 million at December 31, 1996, an increase of $41 million. The relationship between the increase in the overall interest rate environment and the repricing characteristics of the company's financial instruments was the most significant factor in causing the increase in the Difference.
                         The following methods and assumptions were used to
                    estimate the fair value of the company's financial instruments:
                         Cash: The carrying value approximates fair value for
                    this instrument due to its liquid nature.
                         Investment securities: Investment securities are
                    classified as available-for-sale and are carried at fair value on the balance sheets.
                         Receivables: Quoted market prices were used to
                    determine fair value for domestic first mortgages. The fair value of adjustable rate consumer receivables was determined to approximate existing carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates approximating those offered by the company on such products at the respective valuation dates. This approach to estimating fair value for fixed rate receivables results in a disclosed fair value that is less than amounts the company believes could be currently realizable on a sale of these receivables. These receivables are relatively insensitive to changes in overall market interest rates and, therefore, have additional value compared to alternative uses of funds. The fair value of commercial receivables was determined by discounting estimated future cash flows at estimated market interest rates.
                         The fair value of consumer receivables included an
                    estimate, on a present value basis, of future excess servicing cash flows associated with securitizations of certain home equity, Visa/MasterCard, private label and other unsecured receivables.
                         Deposits: The fair value of the company's savings and
                    demand accounts equaled the carrying amount as stipulated in FAS No. 107. The fair value of fixed rate time certificates was estimated by discounting future expected cash flows at interest rates offered by the company on such products at the respective valuation dates.
                         Commercial paper, bank and other borrowings: The fair
                    value of these instruments was determined to approximate existing carrying value because interest rates on these instruments adjust with changes in market interest rates due to their short-term maturity or repricing characteristics.
                         Senior and senior subordinated debt: Quoted market
                    prices where available were used to determine fair value. For those instruments for which quoted market prices were not available, the estimated fair value was computed by discounting future expected cash flows at interest rates offered for similar types of debt instruments.
                         Insurance reserves: The fair value of insurance
                    reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates at December 31, 1996 and 1995. The fair value of other insurance reserves is not required to be determined in accordance with FAS No. 107.
                         Interest rate and foreign exchange contracts: Where
                    practical, quoted market prices were used to determine fair value of these instruments. For non-exchange traded contracts, fair value was determined through the use of accepted and established valuation methods (including input from independent third parties) which consider the terms of the contracts and market expectations on the valuation date for forward interest rates (for interest rate contracts) or forward foreign currency exchange rates (for foreign exchange contracts). See Note 7, "Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk," for a discussion of the nature of these items.
                         Commitments to extend credit and guarantees: These
                    commitments were valued by considering the company's relationship with the counterparty, the creditworthiness of the counterparty and the difference between committed and current interest rates.

12. LEASES     The company leases certain offices, buildings and equipment for periods of up to 23 years with various renewal options. The office space leases generally require the company to pay certain operating expenses. The majority of the company's leases are noncancelable operating leases. Net rental expense under operating leases was $50.6, $55.4 and $58.1 million for 1996, 1995 and 1994, respectively.

               Future net minimum lease commitments under noncancelable operating lease arrangements were:


               In millions.
               At December 31, 1996
               --------------------------------------------------------
               1997                                              $ 47.4
               1998                                                39.4
               1999                                                29.3
               2000                                                21.1
               2001                                                14.6
               Thereafter                                         122.8
               --------------------------------------------------------
               Net minimum lease commitments                     $274.6
               ========================================================


13. INCENTIVE  The company's executive compensation plans provide for issuance
COMPENSATION   of nonqualified stock options and restricted stock rights (RSRs).
AND STOCK      At December 31, 1996, of the total shares authorized, 4,260,451
OPTION PLANS   shares were available for issuance to employees pursuant to the terms of the plans. Stock options permit the holder to purchase, under certain limitations, the company's common stock at a price not less than 100 percent of the market value of the stock on the date the option is granted. Stock options vest equally over four years and expire 10 years from the date of grant.

                    Common stock data for the stock option plans is
               summarized as follows:


                                                                1996                  1995                     1994
                                                  ------------------    ------------------     --------------------
                                                           Price per             Price per                Price per
                                                     Shares    Share      Shares     Share        Shares      Share
               ----------------------------------------------------------------------------------------------------
               Outstanding at beginning
                of year                           3,955,240   $35.85    3,600,916   $28.39     2,850,002     $22.68
               Granted                              513,500    91.17    1,439,600    47.99     1,078,700      35.62
               Exercised                           (463,212)   27.13     (812,576)   25.04      (213,962)     21.44
               Expired or canceled                 (101,075)   40.81     (272,700)   33.60      (113,824)     22.26
               ----------------------------------------------------------------------------------------------------
               Outstanding at the end
                of year                           3,904,453   $44.03    3,955,240   $35.85     3,600,916     $28.39
               ====================================================================================================
               Exercisable at end of year         2,115,672   $32.17    1,596,135   $26.57     1,641,711     $24.72
               ----------------------------------------------------------------------------------------------------
               Weighted average fair value
                of options granted                            $31.50                $16.44                      N/A
               ====================================================================================================


               The following table summarizes information about stock options outstanding at December 31, 1996:

                                                                  Options Outstanding                  Options Exercisable
               ----------------------------------------------------------------------  -----------------------------------
                                           Number                                                 Number
                      Range of     Outstanding at  Weighted Average  Weighted Average     Outstanding at  Weighted Average
               Exercise Prices  December 31, 1996    Remaining Life    Exercise Price  December 31, 1996    Exercise Price
               ---------------  -----------------  ----------------  ----------------  -----------------  ----------------
                 $15.06-$40.88          2,853,628         6.2 years            $32.69          1,981,247            $30.33
                 $47.44-$91.75          1,050,825         9.3 years            $74.85            134,425            $59.26
               -----------------------------------------------------------------------------------------------------------

                Household International, Inc. and Subsidiaries

                RSRs entitle an employee to receive a stated number of shares of the company's common stock if the employee satisfies the conditions set by the Compensation Committee for the award. At December 31, 1996, employees have outstanding RSRs representing 250,725 shares.
                     The company also maintains an Employee Stock Purchase Plan
                (the "ESPP"). The ESPP provides a means for employees to purchase shares of the company's common stock at 85% of the lesser of its market price at the beginning or end of a one year subscription period. In 1996 the company sold 134,876 shares to employees under the ESPP.
                     The company accounts for options and shares issued under
                the ESPP in accordance with APB 25, pursuant to which no compensation cost has been recognized. Had compensation cost been determined consistent with FAS No. 123, the company's net income and net income per share would have been as follows:


               In millions, except per share data.
               Year ended December 31                 1996    1995
               -----------------------------------------------------
               Net income available to
                 common shareholders:
                 As Reported                         $521.9  $426.8
                 Pro Forma                            517.3   424.3
               Net income per share:
                 As Reported                         $ 5.30  $ 4.30
                 Pro Forma                             5.26    4.28
               =====================================================



               The fair value of each option granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 grants: risk-free interest rate of 6.03 percent; expected dividend yield of 1.55 percent; expected life of 5 years; and expected volatility of 28.2 percent.
                    Since the calculations required by FAS No. 123 have not
               been applied to stock option grants prior to January 1, 1995, and options vest pro-rata over a four year period, four years must elapse before the total expense associated with a particular grant is completely recognized for disclosure purposes.

14. EMPLOYEE   The company has several defined benefit pension plans covering
BENEFIT PLANS  substantially all of its employees. Plan benefits are based primarily on years of service. Plan assets primarily consist of common and preferred stocks including those of foreign issuers and corporate and government obligations. At December 31, 1996 plan assets included an investment in the company's common stock of $116.6 million.
                    Pension income for defined benefit plans, primarily due to the overfunded status of the domestic plan, included the following components:

               In millions.
               Year ended December 31                                1996     1995     1994
               ------------------------------------------------------------------------------
               Service cost - benefits earned during the period   $(15.1)  $(16.8)  $(19.0)
               Interest cost on projected benefit obligation       (31.0)   (32.5)   (30.5)
               Actual return on assets                              99.8    116.4      3.9
               Net amortization and deferral                       (26.9)   (40.7)    66.6
               ------------------------------------------------------------------------------
               Pension income                                     $ 26.8   $ 26.4   $ 21.0
               ==============================================================================

               The funded status of defined benefit pension plans was as follows:


               In millions.
               At December 31                                                 1996     1995
               ----------------------------------------------------------------------------
               Actuarial present value of:
                 Vested benefits obligation                                 $347.7   $355.0
                 Nonvested benefits obligation                                44.9     46.1
               ----------------------------------------------------------------------------
               Accumulated benefit obligation                                392.6    401.1
               Effects of anticipated future compensation levels              27.9     25.5
               ----------------------------------------------------------------------------
               Projected benefit obligation                                  420.5    426.6
               Plan assets at fair value                                     704.7    672.7
               ----------------------------------------------------------------------------
               Plan assets in excess of projected benefit obligation        $284.2   $246.1
               ============================================================================

               The projected benefit obligation of the foreign benefit plans totaled $45.8 and $44.8 million at December 31, 1996 and 1995, respectively. Plan assets in excess of the projected benefit obligation for these plans totaled $5.6 and $7.0 million at December 31, 1996 and 1995, respectively.
                    The 1996 and 1995 projected benefit obligations for the
               domestic defined benefit plan were determined using an assumed weighted average discount rate of 7.50 and 7.25 percent, respectively; an assumed compensation increase of 4.0 and 3.75 percent, respectively; and an assumed weighted average long-term rate of return on plan assets of 10.0 percent.
                    The excess of plan assets over the projected benefit
               obligation included the following components:

In millions.
At December 31                                                   1996     1995
------------------------------------------------------------------------------
Unamortized prior service cost                                $ (2.6)  $ (3.2)
Net unrecognized loss from past experience different
 from assumed and effects of changes in assumptions            (41.8)   (63.6)
Unamortized assets                                              27.2     40.4
Prepaid pension cost                                           301.4    272.5
------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation         $284.2   $246.1
==============================================================================


               The straight-line method of amortization is used for prior service costs and unrecognized gains and losses.
                    The company also sponsors a defined contribution plan where each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. For 1996, 1995 and 1994 these costs totaled $17.3, $17.2 and $16.5 million, respectively.
                    The company has several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. The plans are funded on a pay-as-you-go basis and cover substantially all employees who meet certain age and vested service requirements. The company has instituted dollar limits on its payments under the plans to control the cost of future medical benefits.
                    The company recognizes the expected postretirement costs on an accrual basis, similar to pension accounting. The expected cost of postretirement benefits is required to be recognized over the employees' years of service with the company instead of the period in which the benefits are paid. The company is recognizing the transition obligation, which represents the unfunded and unrecognized accumulated postretirement benefit obligation at that date over 20 years.
               The net postretirement benefit cost included the following:


In millions.
Year ended December 31                                             1996     1995     1994
-----------------------------------------------------------------------------------------
Service cost-benefits earned during the period                  $ (2.8)  $ (3.1)  $ (2.8)
Interest cost on accumulated postretirement benefit obligation    (7.4)   (10.5)   (11.4)
Net amortization and deferral                                     (3.3)    (5.5)    (6.5)
-----------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                        $(13.5)  $(19.1)  $(20.7)
=========================================================================================

                    The cost of plans which cover retirees and eligible
               dependents outside of the United States is not significant to the company.

                Household International, Inc. and Subsidiaries

                The actuarial and recorded liabilities for postretirement benefit plans, none of which have been funded, were:

                        In millions.
                        At December 31                                                                            1996       1995
                        ---------------------------------------------------------------------------------------------------------
                        Actuarial present value of postretirement benefit obligation for:
                          Retirees                                                                              $  68.0    $  67.3
                          Fully eligible active participants                                                        9.6        8.9
                          Other active participants                                                                27.3       25.9
                        ----------------------------------------------------------------------------------------------------------
                        Accumulated postretirement benefit obligation                                             104.9      102.1
                        Net unrecognized gain from past experience different
                          from assumed and effects of changes in assumptions                                       49.2       48.2
                        Unamortized liability                                                                    (100.6)    (106.9)
                        ----------------------------------------------------------------------------------------------------------
                        Accrued postretirement benefit obligation                                               $  53.5    $  43.4
                        ==========================================================================================================

                 The December 31, 1996 and 1995 accumulated postretirement benefit obligation was determined using an assumed weighted average discount rate of 7.50 and 7.25 percent, respectively, and an assumed annual compensation increase of 4.0 and 3.75 percent, respectively. An 11.0 and 12.0 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 1997 and 1996, respectively. This rate of increase is assumed to decline by 1 percentage point in each year after 1997.

                 The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percent would have increased the 1996 and 1995 net periodic postretirement benefit cost by $.8 and $.7 million, respectively, and the accumulated postretirement benefit obligation at December 31, 1996 and 1995 by $7.5 and $7.3 million, respectively.

15. INCOME TAXES
                       Total income taxes were allocated as follows:

                        In millions.
                        Year ended December 31                                                         1996       1995       1994
                        ----------------------------------------------------------------------------------------------------------
                        Provision for income taxes related to operations                              $283.7     $300.5    $ 160.7
                        Income taxes related to adjustments included in common shareholders' equity:
                          Unrealized gain (loss) on investments, net                                   (55.2)     105.8      (79.6)
                          Foreign currency translation adjustments                                     (18.6)      (3.8)      (4.7)
                          Exercise of stock options                                                     (6.8)      (6.8)       (.9)
                        ----------------------------------------------------------------------------------------------------------
                        Total                                                                         $203.1     $395.7    $  75.5
                        ==========================================================================================================

                        Provisions for income taxes related to operations were:

                        In millions.
                        Year ended December 31                                                         1996       1995       1994
                        ----------------------------------------------------------------------------------------------------------
                        CURRENT
                        United States                                                                 $328.4     $270.4    $ 155.8
                        Foreign                                                                         38.9       32.6        6.1
                        ----------------------------------------------------------------------------------------------------------
                        Total current                                                                  367.3      303.0      161.9
                        ----------------------------------------------------------------------------------------------------------
                        DEFERRED
                        United States                                                                  (81.6)       7.9        8.3
                        Foreign                                                                         (2.0)     (10.4)      (9.5)
                        ----------------------------------------------------------------------------------------------------------
                        Total deferred                                                                 (83.6)      (2.5)      (1.2)
                        ----------------------------------------------------------------------------------------------------------
                        Total income taxes                                                            $283.7     $300.5    $ 160.7
                        ==========================================================================================================

                 The significant components of deferred income tax provisions attributable to income from operations were:

                        In millions.
                        Year ended December 31                                                           1996      1995     1994
                        --------------------------------------------------------------------------------------------------------
                        Deferred income tax provision (exclusive of the
                          effects of other components listed below)                                    $(65.9)    $ 2.6   $ 13.8
                        Adjustment of valuation allowance                                               (11.4)     (6.7)   (20.3)
                        Change in operating loss carryforwards                                           (6.3)      1.6      5.3
                        --------------------------------------------------------------------------------------------------------
                        Deferred income tax provision                                                  $(83.6)    $(2.5)  $ (1.2)
                        ========================================================================================================

                 Income before income taxes from foreign operations was $111.7, $71.7 and $21.7 million in 1996, 1995 and 1994, respectively. Effective tax rates are analyzed as follows:

                        Year ended December 31                                                           1996      1995     1994
                        --------------------------------------------------------------------------------------------------------
                        Statutory federal income tax rate                                                35.0%     35.0%    35.0%
                        Increase (decrease) in rate resulting from:
                          State and local taxes, net of federal benefit                                   1.8       2.0      1.1
                          Amortization and disposition of intangible assets                               1.5       1.9      2.2
                          Leveraged lease tax benefits                                                   (1.7)     (1.9)    (2.9)
                          Recapture of life insurance policyholders' surplus account balance               -        3.9        -
                          Foreign loss carryforwards                                                       -          -     (2.3)
                          Other                                                                          (2.1)     (1.0)    (2.7)
                        --------------------------------------------------------------------------------------------------------
                        Effective tax rate                                                               34.5%     39.9%    30.4%
                        ========================================================================================================

                 Provision for U.S. income taxes had not been made at December 31, 1996 on $146.4 million of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. The company's U.S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million. The amount of deferred tax liability on the aforementioned credit loss reserves not recognized totaled $20.4 million at December 31, 1996.
                 Because this amount would become taxable only in the event of certain circumstances which the company does not expect to occur within the foreseeable future, no deferred tax liability has been established for this item. At December 31, 1996 the company had net operating loss carryforwards for tax purposes of $75.1 million, of which $25.2 million expire in 2000; $10.6 million expire in 2001; $12.3 million expire in 2002; $10.7 million expire in 2003; $14.4 million expire in 2007; and $1.9 million expire in 2008.

                Household International, Inc., and Subsidiaries


Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:


In millions.
At December 31                                           1996    1995
---------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Leveraged lease transactions, net                      $383.3  $405.6
Receivables sold                                        256.4   182.7
Pension plan assets                                     111.0   100.4
Deferred loan origination costs                          36.8    48.4
Market value adjustments                                    -    61.1
Other                                                    84.9    52.1
---------------------------------------------------------------------
Total deferred tax liabilities                          872.4   850.3
=====================================================================
DEFERRED TAX ASSETS
Credit loss reserves                                    536.1   369.0
Unused tax benefit carryforwards                         33.5    32.9
Other                                                   203.1   144.7
---------------------------------------------------------------------
Total deferred tax assets                               772.7   546.6
Valuation allowance                                         -   (11.4)
---------------------------------------------------------------------
Total deferred tax assets, net of valuation allowance   772.7   535.2
---------------------------------------------------------------------
Net deferred tax liability at end of year              $ 99.7  $315.1
=====================================================================


16. NET INCOME PER
COMMON SHARE


      In millions, except per share data.
      Year ended December 31                         1996    1995    1994
      -------------------------------------------------------------------
      EARNINGS
      Net income                                  $538.6   $453.2  $367.6
      Preferred dividends                          (16.7)   (26.4)  (27.6)
      -------------------------------------------------------------------
      Net income available to common shareholders $521.9   $426.8  $340.0
      ===================================================================
      AVERAGE SHARES
      Common                                        97.1     97.5    95.5
      Common equivalents                             1.4      1.8     1.7
      -------------------------------------------------------------------
      Total                                         98.5     99.3    97.2
      ===================================================================
      Net income per common share                 $ 5.30   $ 4.30  $ 3.50
      ===================================================================

17. COMMITMENTS    In the ordinary course of business there are various legal
AND CONTINGENT     proceedings pending  against the company. Management
LIABILITIES        believes the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the consolidated financial position of the company. However, as the ultimate resolution of these proceedings is influenced by factors that are outside of the company's control, it is reasonably possible the company's estimated liability under these proceedings may change. See Note 12 for discussion of lease commitments.

18. SALE OF        In October 1995 the company sold the individual life
PRODUCT LINES      and annuity product lines of the Individual Life Insurance segment for $525 million in cash and $50 million of preferred stock of the purchaser. Assets sold related to these product lines totaled approximately $6.1 billion and consisted primarily of investment securities. For the first nine months of 1995, these sold product lines generated approximately $400 million of revenues and earned approximately $35 million of net income.



19. GEOGRAPHIC     The following is a summary of assets, revenues and operating
DATA               profit of the company by country:

                                            Identifiable Assets                            Revenues               Operating Profit
                                          ---------------------      ------------------------------     --------------------------
                   In millions.                1996        1995          1996        1995      1994       1996      1995      1994
                   ---------------------------------------------------------------------------------------------------------------
                   United States          $25,482.9   $25,797.7      $4,426.7    $4,466.2  $3,968.9     $714.6    $684.7    $512.5
                   United Kingdom           2,654.5     2,006.6         434.8       397.7     322.0       92.3      67.6      30.8
                   Canada                   1,457.1     1,414.5         197.3       280.5     239.1       15.4       1.4     (16.9)
                   Australia                      -           -             -           -      73.3          -         -       1.9
                   ---------------------------------------------------------------------------------------------------------------
                   Total                  $29,594.5   $29,218.8      $5,058.8    $5,144.4  $4,603.3     $822.3    $753.7    $528.3
                   ===============================================================================================================

INDEPENDENT AUDITORS' REPORT

Household International, Inc. and Subsidiaries

To the Shareholders of Household International, Inc.

We have audited the accompanying consolidated balance sheets of Household International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Household International, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


Arthur Andersen LLP


Chicago, Illinois
January 23, 1997
                                                                              67

COMMON AND PREFERRED STOCK INFORMATION


COMMON STOCK     Household International common stock is listed on the New York and Chicago stock exchanges. It also has unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American
                 Stock Exchange.

PREFERRED STOCK

                                                Dividends Declared
                                    Ticker     -------------------
Stock                               Symbol       1996       1995       Features                       Redemption Features
-----------------------------------------------------------------------------------------------------------------------------------
Common                              HI          $  1.46    $  1.31     Quarterly dividend rate         N/A
                                                                       increased to $.39 effective
                                                                       10/15/96
-----------------------------------------------------------------------------------------------------------------------------------
9 1/2% Preferred, Series 1991-A     HI+PRX      $   .95    $   .95      Nonconvertible                 Redeemed on January 23, 1997

Depositary Shares representing
1/10 share of 9 1/2% Preferred
Stock, Series 1991-A
-----------------------------------------------------------------------------------------------------------------------------------
8 1/4% Preferred, Series 1992-A     HI+PRZ      $2.0625    $2.0625      Nonconvertible                 Cannot be redeemed prior to
                                                                                                       10/15/02. Redeemable at
Depositary Shares representing                                                                         company's option after
1/40 share of 8 1/4% Preferred                                                                         10/15/02 in whole or in part
Stock, Series 1992-A                                                                                   at $25.00 per depositary
                                                                                                       share plus accrued and unpaid
                                                                                                       dividends.
-----------------------------------------------------------------------------------------------------------------------------------
7.35% Preferred, Series 1993-A      HI+PRJ      $1.8375   $1.8375      Nonconvertible                  Cannot be redeemed prior to
                                                                                                       10/15/98. Redeemable at
Depositary Shares representing                                                                         company's option after
1/40 share of 7.35% Preferred                                                                          10/15/98 in whole or in part
Stock, Series 1993-A                                                                                   at $25.00 per depositary
                                                                                                       share plus accrued and unpaid
                                                                                                       dividends.
-----------------------------------------------------------------------------------------------------------------------------------

                                                                           Shareholders
                                          Net Shares Outstanding              of Record   1996 Market Price      1995 Market Price
                                       -------------------------      -----------------   -----------------      -----------------
Stock                                        1996           1995        1996       1995     High       Low        High       Low
-----------------------------------------------------------------------------------------------------------------------------------
Common                                 97,065,254     97,161,529      11,147     13,515    98 1/8    52          68 3/8     35 7/8
-----------------------------------------------------------------------------------------------------------------------------------
9 1/2% Preferred, Series  1991-A
   (Per Depositary Share)               5,500,000      5,500,000         690        786    10 1/2     9 7/8      10 3/4     10 1/8
-----------------------------------------------------------------------------------------------------------------------------------
8 1/4% Preferred, Series 1992-A
   (Per Depositary Share)               2,000,000      2,000,000         408        453    28 1/8    24 7/8      27 7/8     23 1/4
-----------------------------------------------------------------------------------------------------------------------------------
7.35% Preferred, Series 1993-A
   (Per Depositary Share)               4,000,000      4,000,000         290        317    26 7/8    24          25 7/8     20 3/8
-----------------------------------------------------------------------------------------------------------------------------------

                              Year ended December 31, unless otherwise indicated.             1996                 1995
------------------------------------------------------------------------------------------------------------------------
MARKET VALUE                  First quarter                                             71 1/2 - 52          45 - 35 7/8
PER SHARE OF                  ------------------------------------------------------------------------------------------
COMMON STOCK                  Second quarter                                            76 1/2 - 63      51 1/2 - 43 1/8
(HIGH-LOW PRICES              ------------------------------------------------------------------------------------------
ON NYSE)                      Third quarter                                         83 7/8 - 68 1/2          62 - 48 7/8
                              ------------------------------------------------------------------------------------------
                              Fourth quarter                                        98 1/8 - 82 1/2      68 3/8 - 54 1/4
                              ------------------------------------------------------------------------------------------
                              Yearly range                                          98 1/8 - 52          68 3/8 - 35 7/8
                              ------------------------------------------------------------------------------------------
                              Composite common shares traded                             70,634,500           77,242,300
                              ------------------------------------------------------------------------------------------
                              Average daily volume                                          278,089              306,517
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
PRICE EARNINGS RATIO(1)       Yearly range(2)                                           19.7 - 12.8          17.4 - 11.1
                              ------------------------------------------------------------------------------------------
                              Yearly average(2)                                                16.5                 13.6
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DIVIDEND YIELD                Yearly range                                               2.6% - 1.6%          3.4% - 1.9%
                              ------------------------------------------------------------------------------------------
                              Yearly average                                                    1.9%                 2.6%
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DIVIDEND PAYOUT               Common dividends to net income
RATIO                           available to common shareholders                                 27%                  30%
                              ------------------------------------------------------------------------------------------
                              Total dividends to net income                                      29%                  34%
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING            Common                                                     97,065,254           97,161,529
AT DECEMBER 31                ------------------------------------------------------------------------------------------
                              $6.25 PREFERRED                                                    --                   --
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1989-A(3)                                 --                   --
                              ------------------------------------------------------------------------------------------
                              11 1/4% Enhanced Rate Preferred(3)                                 --                   --
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1991-A(3)                          5,500,000            5,500,000
                              ------------------------------------------------------------------------------------------
                              8 1/4% Preferred, Series 1992-A(3)                          2,000,000            2,000,000
                              ------------------------------------------------------------------------------------------
                              7.35% Preferred, Series 1993-A(3)                           4,000,000            4,000,000
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series A                                                 --                   --
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series B                                                 --                   --
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS                  Common                                                         11,147               13,315
OF RECORD AT                  ------------------------------------------------------------------------------------------
DECEMBER 31                   $6.25 Preferred                                                    --                   --
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1989-A(3)                                 --                   --
                              ------------------------------------------------------------------------------------------
                              11 1/4% Enhanced Rate Preferred(3)                                 --                   --
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1991-A(3)                                690                  786
                              ------------------------------------------------------------------------------------------
                              8 1/4% Preferred, Series 1992-A(3)                                408                  453
                              ------------------------------------------------------------------------------------------
                              7.35% Preferred, Series 1993-A(3)                                 290                  317
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series A                                                 --                   --
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series B                                                 --                   --
                              ------------------------------------------------------------------------------------------
                              Total                                                          12,535               15,071
------------------------------------------------------------------------------------------------------------------------

                              Year ended December 31, unless otherwise indicated.           1994                  1993
------------------------------------------------------------------------------------------------------------------------
MARKET VALUE                  First quarter                                           35 5/8 - 29     35 3/4 - 26 15/16
PER SHARE OF                  ------------------------------------------------------------------------------------------
COMMON STOCK                  Second quarter                                      36 1/8 - 28 1/2       36 3/8 - 31 5/8
(HIGH-LOW PRICES              ------------------------------------------------------------------------------------------
ON NYSE)                      Third quarter                                       39 3/4 - 32 7/8     39 15/16 - 34 5/8
                              ------------------------------------------------------------------------------------------
                              Fourth quarter                                      39 1/8 - 32 3/4       40 3/8 - 30 5/8
                              ------------------------------------------------------------------------------------------
                              Yearly range                                        39 3/4 - 28 1/2     40 5/8 - 26 15/16
                              ------------------------------------------------------------------------------------------
                              Composite common shares traded                           64,880,200            56,945,400
                              ------------------------------------------------------------------------------------------
                              Average daily volume                                        257,461               225,081
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
PRICE EARNINGS RATIO(1)       Yearly range(2)                                          13.0 - 9.9           18.7 - 12.0(2)
                              ------------------------------------------------------------------------------------------
                              Yearly average(2)                                              11.5                  16.0(2)
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DIVIDEND YIELD                Yearly range                                             4.1% - 3.0%           4.3% - 2.9%
                              ------------------------------------------------------------------------------------------
                              Yearly average                                                  3.5%                  3.4%
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
DIVIDEND PAYOUT               Common dividends to net income
RATIO                           available to common shareholders                               35%                   41%
                              ------------------------------------------------------------------------------------------
                              Total dividends to net income                                    40%                   47%
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING            Common                                                   96,602,598            94,448,132
AT DECEMBER 31                ------------------------------------------------------------------------------------------
                              $6.25 PREFERRED                                              52,010               385,439
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1989-A(3)                        3,000,000             3,000,000
                              ------------------------------------------------------------------------------------------
                              11 1/4% Enhanced Rate Preferred(3)                               --                    --
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1991-A(3)                        5,500,000             5,500,000
                              ------------------------------------------------------------------------------------------
                              8 1/4 % Preferred, Series 1992-A(3)                       2,000,000             2,000,000
                              ------------------------------------------------------------------------------------------
                              7.35% Preferred, Series 1993-A(3)                         4,000,000             4,000,000
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series A                                               --                    --
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series B                                          400,000               400,000
                              ------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS                  Common                                                       14,379                14,632
OF RECORD AT                  ------------------------------------------------------------------------------------------
DECEMBER 31                   $6.25 Preferred                                                 408                   641
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1989-A(3)                              535                   591
                              ------------------------------------------------------------------------------------------
                              11 1/4% Enhanced Rate Preferred(3)                               --                    --
                              ------------------------------------------------------------------------------------------
                              9 1/2% Preferred, Series 1991-A(3)                              895                   939
                              ------------------------------------------------------------------------------------------
                              8 1/4% Preferred, Series 1992-A(3)                              518                   512
                              ------------------------------------------------------------------------------------------
                              7.35% Preferred, Series 1993-A(3)                               343                   305
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series A                                               --                    --
                              ------------------------------------------------------------------------------------------
                              Flex APS, Series B                                                4                     4
                              ------------------------------------------------------------------------------------------
                              Total                                                        17,082                17,624
------------------------------------------------------------------------------------------------------------------------

                              Year ended December 31, unless otherwise indicated.              1992
----------------------------------------------------------------------------------------------------
MARKET VALUE                  First quarter                                          28 3/8 - 22 1/2
PER SHARE OF                  ----------------------------------------------------------------------
COMMON STOCK                  Second quarter                                        25 3/16 - 20 3/4
(HIGH-LOW PRICES              ----------------------------------------------------------------------
ON NYSE)                      Third quarter                                              27 1/8 - 25
                              ----------------------------------------------------------------------
                              Fourth quarter                                         30 1/4 - 23 5/8
                              ----------------------------------------------------------------------
                              Yearly range                                           30 1/4 - 20 3/4
                              ----------------------------------------------------------------------
                              Composite common shares traded                              52,441,000
                              ----------------------------------------------------------------------
                              Average daily volume                                           206,460
                              ----------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
PRICE EARNINGS RATIO(1)       Yearly range(2)                                                       (2)
                              ----------------------------------------------------------------------
                              Yearly average(2)                                                     (2)
                              ----------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
DIVIDEND YIELD                Yearly range                                                5.4% - 3.9%
                              ----------------------------------------------------------------------
                              Yearly average                                                     4.4%
                              ----------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
DIVIDEND PAYOUT               Common dividends to net income
RATIO                           available to common shareholders                                  59%
                              ----------------------------------------------------------------------
                              Total dividends to net income                                       65%
                              ----------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
SHARES OUTSTANDING            Common                                                      82,876,266
AT DECEMBER 31                ----------------------------------------------------------------------
                              $6.25 PREFERRED                                                720,000
                              ----------------------------------------------------------------------
                              9 1/2% Preferred, Series 1989-A(3)                           3,000,000
                              ----------------------------------------------------------------------
                              11 1/4% Enhanced Rate Preferred(3)                           4,500,000
                              ----------------------------------------------------------------------
                              9 1/2% Preferred, Series 1991-A(3)                           5,500,000
                              ----------------------------------------------------------------------
                              8 1/4% Preferred, Series 1992-A(3)                           2,000,000
                              ----------------------------------------------------------------------
                              7.35% Preferred, Series 1993-A(3)                                   --
                              ----------------------------------------------------------------------
                              Flex APS, Series A                                             350,000
                              ----------------------------------------------------------------------
                              Flex APS, Series B                                             400,000
                              ----------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
SHAREHOLDERS                  Common                                                          14,605
OF RECORD AT                  ----------------------------------------------------------------------
DECEMBER 31                   $6.25 Preferred                                                    842
                              ----------------------------------------------------------------------
                              9 1/2% Preferred, Series 1989-A(3)                                 595
                              ----------------------------------------------------------------------
                              11 1/4% Enhanced Rate Preferred(3)                               1,055
                              ----------------------------------------------------------------------
                              9 1/2% Preferred, Series 1991-A(3)                                 889
                              ----------------------------------------------------------------------
                              8 1/4% Preferred, Series 1992-A(3)                                 409
                              ----------------------------------------------------------------------
                              7.35% Preferred, Series 1993-A(3)                                   --
                              ----------------------------------------------------------------------
                              Flex APS, Series A                                                   1
                              ----------------------------------------------------------------------
                              Flex APS, Series B                                                   4
                              ----------------------------------------------------------------------
                              Total                                                           18,400
----------------------------------------------------------------------------------------------------

(1) The ratio of market price per share to earnings per share is based on a revolving summation of quarterly results.
(2) Due to a loss in the fourth quarter of 1991, both the yearly range and yearly average of the price-earnings ratio are not meaningful in 1992. In 1993, the yearly range and yearly average are from February 4, 1993 forward.
(3) Per depositary share.


                                                                             69