Form 10-K405, Exhibit 13
period 1997-12-31
HOUSEHOLD INTERNATIONAL INC
filed 1998-03-30
CIK 354964

                                                                     EXHIBIT 13

                                 Household International, Inc. and Subsidiaries
-------------------------------------------------------------------------------
Selected Financial Data and Statistics

     All dollar amounts except per share data are stated in millions.          1997        1996        1995        1994       1993
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data - Year Ended December 31
     Net interest margin and other revenues                              $  3,999.7  $  3,538.2  $  3,587.3  $  3,360.6  $  3,305.0
     Provision for credit losses on owned receivables                       1,042.0       759.6       761.3       606.8       735.8
     Operating expenses                                                     1,743.7     1,727.2     1,597.8     1,761.1     1,579.4
     Policyholders' benefits                                                  184.8       229.1       474.5       464.4       539.1
     Income taxes                                                             342.6       283.7       300.5       160.7       152.0
     ------------------------------------------------------------------------------------------------------------------------------
     Net income                                                          $    686.6  $    538.6  $    453.2  $    367.6 $     298.7
-----==============================================================================================================================
Per Common Share Data
     Basic earnings per share(1)                                         $     6.59  $     5.37  $     4.38  $     3.56 $      2.97
     Diluted earnings per share(1)                                             6.50        5.31        4.31        3.50        2.86
     Dividends declared                                                        1.62        1.46        1.31        1.23        1.18
     Book value                                                               42.13       30.30       27.70       22.78       22.01
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data at December 31
     Total assets(2):
       Owned                                                             $ 30,302.6  $ 29,594.5  $ 29,218.8  $ 34,338.4  $ 32,961.5
       Managed                                                             51,868.4    48,120.9    44,103.4    46,833.5    42,789.3
     ------------------------------------------------------------------------------------------------------------------------------
     Managed receivables(3):
       First mortgage                                                    $    396.6  $    725.6  $  2,066.9  $  3,364.2  $  3,534.1
       Home equity                                                         11,059.1     7,985.4     8,810.1     7,940.2     7,880.4
       Auto finance(4)                                                        883.4           -           -           -           -
       MasterCard/Visa                                                     18,264.3    18,737.4    13,343.1    11,100.2     8,842.6
       Private label                                                        5,707.9     5,587.0     4,446.2     3,433.1     2,949.1
       Other unsecured                                                      8,291.3     8,620.2     6,660.8     5,378.2     4,320.8
       Commercial                                                             774.2       937.8     1,289.6     1,834.8     2,831.2
     ------------------------------------------------------------------------------------------------------------------------------
     Total managed receivables                                             45,376.8    42,593.4    36,616.7    33,050.7    30,358.2
     Receivables serviced with limited recourse                           (21,565.8)  (18,526.4)  (14,884.6)  (12,495.1)   (9,827.8)
     ------------------------------------------------------------------------------------------------------------------------------
     Owned receivables                                                   $ 23,811.0  $ 24,067.0  $ 21,732.1  $ 20,555.6  $ 20,530.4
     ==============================================================================================================================
     Deposits(5)                                                         $  1,788.9  $  2,365.1  $  4,708.8  $  8,439.0  $  7,516.1
     Total other debt                                                      20,930.0    21,230.1    17,887.3    14,646.2    14,755.9
     Company obligated mandatorily redeemable
       preferred securities of subsidiary trusts                              175.0       175.0        75.0           -           -
     Convertible preferred stock                                                  -           -           -         2.6        19.3
     Preferred stock                                                          150.0       205.0       205.0       320.0       320.0
     Common shareholders' equity(6)                                         4,516.2     2,941.2     2,690.9     2,200.4     2,078.3
-----------------------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios
     Return on average owned assets                                            2.26%       1.82%       1.34%       1.08%        .91%
     Return on average managed assets                                          1.39        1.17         .98         .83         .73
     Return on average common shareholders' equity                             18.2        18.9        17.4        16.0        14.2
     Total shareholders' equity as a percent of owned assets(7)               15.98       11.22       10.17        7.34        7.28
     Total shareholders' equity as a percent of managed assets(7)              9.33        6.90        6.74        5.38        5.60
     Managed net interest margin, normalized                                   7.48        7.07        6.48        6.70        6.92
     Managed consumer net chargeoff ratio                                      4.47        3.35        2.95        2.84        2.91
     Managed basis efficiency ratio, normalized                                36.0        40.8        46.0        52.7        51.8
     Common dividends to net income                                            24.7        26.3        28.1        32.1        36.9
     ------------------------------------------------------------------------------------------------------------------------------


     (1) We adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS No. 128). Under FAS No. 128, basic earnings per common share is computed excluding dilution caused by common stock equivalents such as stock options. Diluted earnings per common share includes the effect of dilutive common stock equivalents. Prior years have been restated.
     (2) In 1995, we sold our first mortgage servicing portfolio and servicing business as well as the individual life and annuity product lines of our life insurance business. In 1994, we sold our Australian subsidiary and retail securities brokerage business.
     (3) In 1997, we acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"). We paid $1.1 billion for the stock of TFS and repaid about $2.8 billion of TFS debt owed to its affiliates. The acquisition included $3.1 billion of home equity receivables. We also sold our entire portfolio of student loans totaling about $900 million in 1997, as we exited this business. In 1996, we acquired credit card portfolios with outstandings of $4.1 billion and sold $1.7 billion of lower margin loans primarily from the previously divested mortgage and consumer banking businesses.
     (4) In October 1997, we purchased ACC Consumer Finance Corporation, an auto finance company. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.
     (5) We sold our domestic consumer banking operations, including deposits of $2.8 billion in 1996 and $3.4 billion in 1995. Our Canadian subsidiary also sold $725 million in deposits in 1995.
     (6) In 1997, we issued 9.1 million shares of common stock in a public offering, raising about $1.0 billion. The net proceeds were used to repay certain short-term borrowings incurred in connection with the acquisition of TFS.
     (7) Total shareholders' equity at December 31, 1997, 1996 and 1995 includes common shareholders' equity, preferred stock and company obligated mandatorily redeemable preferred securities of subsidiary trusts. Total shareholders' equity excludes convertible preferred stock that was fully converted or redeemed during 1995.

                                 Household International, Inc. and Subsidiaries
-------------------------------------------------------------------------------
Credit Quality Statistics

     All dollar amounts are stated in millions.
     At December 31, unless otherwise indicated.                               1997        1996        1995        1994       1993
-----------------------------------------------------------------------------------------------------------------------------------
Managed Consumer Two-Month-and-Over Contractual Delinquency Ratios
     First mortgage                                                           10.35%       9.49%       3.29%       1.81%       1.33%
     Home equity                                                               4.17        3.96        3.24        2.83        3.55
     Auto finance(1)                                                           2.09           -           -           -           -
     MasterCard/Visa                                                           3.05        2.71        2.22        2.25        2.41
     Private label                                                             6.75        5.50        4.51        4.53        4.74
     Other unsecured                                                           8.30        6.13        5.60        5.19        7.14
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                                     4.82%       4.15%       3.46%       3.11%       3.59%
-----==============================================================================================================================
Ratio of Net Chargeoffs to Average Managed Receivables for the Year
     First mortgage                                                            1.05%        .45%        .35%        .41%        .37%
     Home equity                                                                .99         .99        1.00        1.31        1.30
     Auto finance(1)                                                           4.60           -           -           -           -
     MasterCard/Visa                                                           5.71        4.67        4.26        3.92        3.84
     Private label                                                             4.97        3.21        4.72        3.57        4.10
     Other unsecured                                                           5.65        4.02        3.33        4.36        6.16
     ------------------------------------------------------------------------------------------------------------------------------
     Total consumer                                                            4.47        3.35        2.95        2.84        2.91
     Commercial                                                                1.90         .98        2.21        3.21        4.68
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                                     4.42%       3.28%       2.91%       2.87%       3.10%
-----==============================================================================================================================
Nonaccrual Owned Receivables
     Domestic:
       First mortgage                                                    $     31.7  $     50.0  $     39.6  $     38.6  $     25.6
       Home equity                                                            181.3        95.5        87.5        41.1        40.8
       Private label(2)                                                         5.5         6.0        42.1        20.3        16.8
       Other unsecured                                                        188.4       163.7       164.2       147.2       153.5
     Foreign                                                                  109.7       106.6       102.6        99.6       128.7
     ------------------------------------------------------------------------------------------------------------------------------
     Total consumer                                                           516.6       421.8       436.0       346.8       365.4
     Commercial                                                                31.0        59.4       145.5       116.3       272.4
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                               $    547.6  $    481.2  $    581.5  $    463.1  $    637.8
-----==============================================================================================================================
Nonaccrual Managed Receivables
     Domestic:
       First mortgage                                                    $     31.7  $     50.0  $     39.6  $     38.6  $     25.6
       Home equity                                                            295.0       212.9       192.5       143.0       155.5
       Private label(2)                                                         5.5         6.0        64.2        36.8        21.7
       Other unsecured                                                        470.0       322.2       214.0       147.2       153.5
     Foreign                                                                  140.3       128.0       112.7        99.6       128.7
     ------------------------------------------------------------------------------------------------------------------------------
     Total consumer                                                           942.5       719.1       623.0       465.2       485.0
     Commercial                                                                31.0        59.4       145.5       116.3       272.4
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                               $    973.5  $    778.5  $    768.5  $    581.5  $    757.4
-----==============================================================================================================================
Accruing Owned Receivables 90 or More Days Delinquent(3)
     Domestic                                                            $    332.5  $    319.4  $    128.0  $    128.2  $    131.8
     Foreign                                                                   31.3        23.8        12.2         7.5        10.3
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                               $    363.8  $    343.2  $    140.2  $    135.7  $    142.1
-----==============================================================================================================================
Accruing Managed Receivables 90 or More Days Delinquent(3)
     Domestic                                                            $    640.7  $    525.2  $    255.0  $    220.7  $    197.0
     Foreign                                                                   31.3        23.8        12.2         7.5        10.3
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                               $    672.0  $    549.0  $    267.2  $    228.2  $    207.3
-----==============================================================================================================================
Renegotiated Commercial Loans                                            $     12.4  $     12.9  $     21.2  $     41.8  $     28.7
-----------------------------------------------------------------------------------------------------------------------------------
Real Estate Owned
     Domestic                                                            $    118.3  $    122.3  $    111.5  $    138.7  $    367.2
     Foreign                                                                    9.0        14.3        25.0        44.1        58.3
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                               $    127.3  $    136.6  $    136.5  $    182.8  $    425.5
     ==============================================================================================================================


     (1) Prior to the fourth quarter of 1997, credit quality statistics for auto finance receivables were not significant. Credit quality data for these receivables were included in other unsecured receivables. Net chargeoff data includes ACC subsequent to our acquisition in October 1997.
     (2) Represents nonaccrual sales contract receivables which are included in private label receivables.
     (3) Includes MasterCard and Visa and private label credit card receivables, consistent with industry practice. There were no commercial loans 90 or more days past due which remained on accrual status.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations


Household International, Inc., through its subsidiaries, provides consumers with several types of loan products. We offer home equity loans, auto finance loans, MasterCard* and Visa* and private label credit cards and other unsecured loans. We serve middle-market customers in the United States, United Kingdom and Canada. At December 31, 1997, we had managed receivables of $45.4 billion. Our managed receivable portfolio includes receivables on our balance sheet and those that we service for investors as part of our asset securitization program.


Operations
Summary

- Our net income in 1997 was a record $686.6 million, an increase of 27 percent over 1996. Net income in 1996 was $538.6 million, 19 percent higher than 1995 earnings of $453.2 million. Diluted earnings per share were $6.50 in 1997, up 22 percent from $5.31 in 1996, which was up 23 percent from $4.31 in 1995. This was our sixth consecutive year of earnings per share growth of 20 percent or more. The difference between the percentage increases in net income and earnings per share in 1997 was due to issuing over nine million common shares in late June.
     Our return on average common shareholders' equity ("ROE") was 18.2 percent in 1997, compared to 18.9 percent in 1996, and up from 17.4 percent in 1995. The slight decrease in 1997 was a result of the June common stock offering. Our return on average owned assets ("ROA") was 2.26 percent, up from 1.82 percent in 1996 and 1.34 percent in 1995. Our return on average managed assets ("ROMA") was 1.39 percent, up from 1.17 percent in 1996 and .98 percent in 1995. Our net income, ROA and ROMA increased over the past three years because we focused on our core businesses, which earn higher returns compared to the businesses that we sold or exited beginning in late 1994.
- In June, we purchased Transamerica Financial Services Holding Company ("TFS"), the branch-based consumer finance subsidiary of Transamerica Corporation, for $1.1 billion. We also repaid $2.8 billion of debt that TFS owed to affiliates of Transamerica Corporation. This acquisition included $3.1 billion of home equity receivables secured primarily by home mortgages, and $100 million of other unsecured receivables. The acquisition strengthened our core consumer finance operations by adding new markets, new customer accounts, seasoned employees and receivables secured by collateral. This type of security helps to reduce the amount of loss we might incur if borrowers do not pay off their loans. The integration of TFS into Household Finance Corporation, our wholly-owned subsidiary, is complete. We closed all redundant branches and consolidated back office operations.
     In connection with this acquisition, in June 1997, we completed a public offering of 9.1 million shares of common stock for $1.0 billion. We used the net proceeds from the offering to repay short-term borrowings related to the acquisition.
     In October 1997, we purchased all of the outstanding capital stock of ACC Consumer Finance Corporation ("ACC"), an auto finance company, for about 1.4 million shares of our common stock and cash. ACC makes loans to non-prime borrowers secured by automobiles, primarily used vehicles sold through franchised dealers. This purchase increased our market share in the non-prime auto finance market and added key managers to grow this business.
     We accounted for both of these acquisitions as purchases. Thus, we have included the results of operations of TFS and ACC in our statement of income for 1997 from the closing dates of the transactions. These acquisitions were not material to our financial statements.
- In 1996, 1995 and late 1994, we exited several businesses that were providing insufficient returns on our investment.
     Over the course of 1996 and 1995, we sold our consumer banking branches in Illinois, California, Maryland, Virginia, Ohio and Indiana. This included the sale of about $6.2 billion of deposits and $340 million of home equity and other unsecured receivables. We wrote off acquired intangibles related to these deposits of $110 million in 1996 and $93 million in 1995.
     In October 1995, we sold the individual life and annuity product lines of our individual life insurance business. However, we retained our credit life insurance business, which complements our consumer lending and provides us additional revenue. We sold $6.1 billion of assets, which were virtually all investment securities. We retained two product lines of the individual life insurance business, but are no longer pursuing new business in this area.
     From late 1994 through 1995, we also exited our first mortgage origination and servicing businesses in the United States and Canada. Because we no longer originate first mortgage loans, this portfolio continues to decrease as loans pay off or are sold.
- The following summarizes operating results for our key businesses for 1997 compared to 1996 and 1995:



* MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

--------------------------------------------------------------------------------
     Our domestic consumer finance business reported higher earnings due mainly to higher levels of average managed receivables, particularly in unsecured loans. These loans typically carry higher rates than secured products because they carry more risk. More receivables, coupled with higher interest rates charged on loans, resulted in higher net interest margin. The increase in margin was partially offset by higher credit losses because more of our borrowers declared personal bankruptcy. Personal bankruptcy filings in the U.S. were at an all-time high in 1997.
     Our MasterCard and Visa credit card business achieved higher earnings due to higher net interest margin and fee income, and improved efficiency. These factors were offset to some degree by higher credit losses resulting primarily from increased personal bankruptcy filings. In late 1996 we started a program designed to increase the return on our MasterCard and Visa portfolio. We sold certain non-strategic portfolios, increased fees, and systematically eliminated unprofitable accounts. This business continued to benefit from our co-branding and affinity relationship strategies. This includes our alliance with General Motors Corporation ("GM") to issue the GM Card, a co-branded credit card. The
GM Card continues to represent a substantial portion of our credit card portfolio. The MasterCard and Visa business also includes the AFL-CIO's Union Privilege affinity relationship which we acquired in June 1996. Union Privilege was created by the AFL-CIO to market benefits to union members.
     Our private label credit card business reported lower income as a result of higher credit losses in 1997 due to the end of certain special promotions and increased personal bankruptcies. The higher credit losses were partially offset by higher net interest margin. During 1997, we began to implement various initiatives to control the mix and increase the profitability of promotional activity.
     Our United Kingdom operation's net income increased for a sixth consecutive year because of revenue growth from a larger receivable base. Managed receivables increased to $3.5 billion at year-end 1997, up 16 percent from the end of 1996. The majority of this increase was due to the success of the United Kingdom's co-branded credit card relationships, including the Goldfish Card issued in alliance with the Centrica Group.
     Profits from our Canadian operation increased over 1996 due to higher net interest margin and improved efficiency.
     Our commercial operations benefited from gains on the disposition of assets while continuing to minimize credit losses.
- Our managed net interest margin expanded to 7.48 percent in 1997 from 7.07 percent in 1996 and 6.48 percent in 1995. Our margins have increased over the past three years because we have continued to raise the interest rates we charge on most of our products. In addition, our product mix has shifted towards unsecured receivables, which have higher rates than secured products because they carry more risk.
- Our capital ratios improved over the past three years because of our issuance of common stock in 1997, the sale of businesses and assets in 1996 and 1995 and strong earnings growth.
-    Our normalized managed basis efficiency ratio was 36.0 percent in 1997,
40.8 percent in 1996 and 46.0 percent in 1995. The efficiency ratio is the ratio of operating expenses to the sum of our managed net interest margin and other revenues less policyholders' benefits. We normalize, or adjust for, items that are not indicative of ongoing operations. They include gains on the sales of loan portfolios and non-recurring restructuring expenses. The improvement in the 1997 ratio was due to continued cost control in our remaining businesses and to the sales of less-efficient businesses in 1996 and 1995.

--------------------------------------------------------------------------------
Balance Sheet
Review


- Managed assets (total assets on our balance sheet plus receivables serviced with limited recourse) increased to $51.9 billion at December 31, 1997 from $48.1 billion at year-end 1996. The increase was due to receivable growth in our core businesses. Owned assets totaled $30.3 billion at December 31, 1997, up slightly from $29.6 billion at year-end 1996. Owned assets may vary from period to period depending on the timing and size of asset securitization transactions. We securitized $6.7 billion of receivables in 1997 and $6.9 billion of receivables during 1996. We refer to the securitized receivables that are serviced for investors and not on our balance sheet as our off-balance sheet portfolio.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

- Our core products and total portfolio grew during 1997, as shown in the following table:

                                                                        INCREASE (DECREASE)  Increase (Decrease)
All dollar amounts are stated in millions.         DECEMBER 31, 1997          in 1997/1996         in 1996/1995
----------------------------------------------------------------------------------------------------------------
MANAGED RECEIVABLES:
Home equity                                                $11,059.1                   38%                   (9)%
Auto finance(1)                                                883.4                    -                     -
MasterCard/Visa                                             18,264.3                   (3)                   40
Private label                                                5,707.9                    2                    26
Other unsecured                                              8,291.3                   (4)                   29
----------------------------------------------------------------------------------------------------------------
CORE PRODUCTS                                               44,206.0                    8                    23
----------------------------------------------------------------------------------------------------------------
First mortgage                                                 396.6                  (45)                  (65)
Commercial                                                     774.2                  (17)                  (27)
----------------------------------------------------------------------------------------------------------------
Total                                                      $45,376.8                    7%                   16%
================================================================================================================

(1)Prior to 1997, auto finance receivables were not significant and were included in other unsecured receivables.

Growth in home equity and auto finance receivables benefited from acquisitions during 1997. MasterCard and Visa receivables were down somewhat from 1996 due to the sale and planned runoff of non-strategic and less profitable receivables. Private label credit card receivables were up slightly from last year. The balance of other unsecured receivables at December 31, 1997 reflects the fourth quarter sale of our entire portfolio of student loans totaling about $900 million, as we exited this business due to its lower returns. Excluding the sale of these loans, other unsecured receivables experienced steady growth in both the domestic consumer finance and United Kingdom businesses.
- The managed consumer two-months-and-over contractual delinquency ratio increased to 4.82 percent at December 31, 1997 from 4.15 percent at December 31, 1996. The 1997 managed consumer net chargeoff ratio was 4.47 percent compared to
3.35 percent in 1996 and 2.95 percent in 1995.
- We increased managed credit loss reserves 19 percent in 1997, to $1.9 billion compared to $1.6 billion at December 31, 1996. This compares to an increase of 7 percent in total managed receivables in 1997. The increase in managed reserves was due to continuing uncertainty about consumer payment patterns, the maturing of our unsecured loan portfolios and the increase in our off-balance sheet portfolio. Credit loss reserves as a percent of managed receivables increased to
4.29 percent at year-end 1997 from 3.75 percent a year ago. Reserves as a percent of nonperforming managed receivables were 117.3 percent compared to
119.1 percent at December 31, 1996.
- The ratio of total shareholders' equity to owned assets was 15.98 percent, an increase from 11.22 percent at year-end 1996. The ratio of total shareholders' equity to managed assets was 9.33 percent, up from 6.90 percent at December 31, 1996. The increase in the ratios was primarily due to the issuance of 9.1 million shares of common stock in June 1997.

--------------------------------------------------------------------------------

Pro Forma
Managed
Statements
of Income


Securitizations of consumer receivables have been, and will continue to be, an important source of funding. We continue to service securitized receivables after they have been sold and retain a limited recourse liability for future credit losses. We include revenues and credit-related expenses related to the off-balance sheet portfolio in one line item in our owned statements of income. Specifically, we report net interest margin, fee and other income, and provision for credit losses for securitized receivables as a net amount in securitization income.
     We monitor our operations on a managed basis as well as on the owned basis shown in our statements of income. The managed basis assumes that the securitized receivables have not been sold and are still on our balance sheet. The income and expense items discussed above are reclassified from securitization income into the appropriate caption. Pro forma managed statements of income, which reflect these reclassifications, are presented below. For purposes of this analysis, the managed results do not reflect the differences between our accounting policies for owned receivables and the off-balance sheet portfolio. Therefore, net income on a pro forma managed basis equals net income on an owned basis.

-------------------------------------------------------------------------------
Pro Forma Managed Statements of Income


In millions.
Year ended December 31                               1997       1996       1995
-------------------------------------------------------------------------------
Finance income                                  $ 5,935.4  $ 5,273.7  $ 4,601.4
Other interest income                                36.8       80.6      123.4
Interest expense                                  2,691.7    2,489.8    2,365.4
-------------------------------------------------------------------------------
Net interest margin                               3,280.5    2,864.5    2,359.4
Provision for credit losses                       2,162.5    1,641.0    1,271.1
-------------------------------------------------------------------------------
Net interest margin after provision
  for credit losses                               1,118.0    1,223.5    1,088.3
-------------------------------------------------------------------------------
Insurance revenues                                  276.4      253.4      322.1
Investment income                                   129.5      153.2      470.2
Fee income                                        1,244.5      916.1      665.5
Other income                                        189.3      232.4      279.9
-------------------------------------------------------------------------------
Total other revenues                              1,839.7    1,555.1    1,737.7
-------------------------------------------------------------------------------
Salaries and fringe benefits                        639.5      564.3      555.3
Occupancy and equipment expense                     207.9      209.8      222.1
Other marketing expenses                            337.7      354.4      249.7
Other servicing and administrative expenses         400.2      455.0      460.9
Amortization of acquired intangibles
  and goodwill                                      158.4      143.7      109.8
Policyholders' benefits                             184.8      229.1      474.5
-------------------------------------------------------------------------------
Total costs and expenses                          1,928.5    1,956.3    2,072.3
-------------------------------------------------------------------------------
Income before income taxes                        1,029.2      822.3      753.7
Income taxes                                        342.6      283.7      300.5
-------------------------------------------------------------------------------
Net income                                      $   686.6  $   538.6  $   453.2
===============================================================================
Average managed receivables                     $43,387.1  $39,639.7  $34,502.5
Average noninsurance investments                    609.1    1,417.4    2,193.0
-------------------------------------------------------------------------------
Average managed interest-earning assets         $43,996.2  $41,057.1  $36,695.5
===============================================================================

The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on our historical owned statements of income ("Owned Basis"), as well as on the above pro forma managed statements of income ("Managed Basis").

NET INTEREST MARGIN Net interest margin on an Owned Basis was $1,590.6 million for 1997, up from $1,509.9 million in 1996 and $1,445.1 million in 1995. As a percent of average owned interest-earning assets, net interest margin was 6.39 percent in 1997, 6.09 percent in 1996 and 5.97 percent in 1995. The dollar increase over 1996 and 1995 was due to growth in average owned interest-earning assets and higher interest spreads. The interest spread represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets. See pages 34 and 35 for an analysis of our Owned Basis net interest margin.
     Net interest margin on a Managed Basis increased to $3,280.5 million for 1997 from $2,864.5 million in 1996. The increase was due to receivable growth and higher interest spreads. The net interest margin percentage on a Managed Basis increased to 7.48 percent from 7.07 percent in 1996 and 6.48 percent in 1995. The increase over the prior two years was due to higher interest rates charged on loans and the continued shift in product mix towards unsecured receivables. The managed net interest margin percentages exclude the impact of temporary investments related to acquisitions and divestitures. Including the impact of these temporary investments, the managed net interest margin percentage was 7.46 percent in 1997, 6.98 percent in 1996 and 6.43 percent in 1995.
     Net interest margin on a Managed Basis is greater than on an Owned Basis because MasterCard and Visa and other unsecured receivables, which have wider spreads, are a larger portion of the off-balance sheet portfolio than of the owned portfolio.

PROVISION FOR CREDIT LOSSES The provision for credit losses includes current period credit losses. It also includes an amount which, in our judgment, is sufficient to maintain reserves for credit losses at a level that reflects known and inherent risks in the portfolio. The Managed Basis provision for credit losses also includes the over-the-life reserve requirement established on the off-balance sheet portfolio when receivables are securitized.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

     The provision for credit losses on an Owned Basis totaled $1,042.0 million in 1997, compared to $759.6 million in 1996 and $761.3 million in 1995. As a percent of average owned receivables, the provision was 4.29 percent compared to 3.25 percent in 1996 and 3.46 percent in 1995. The increase in 1997 was due to higher chargeoffs on our unsecured portfolios. Over the past three years, we recorded provisions for credit losses in excess of chargeoffs because of continued uncertainty regarding consumer payment patterns, high levels of personal bankruptcies and the maturing of our unsecured products. The maturing or seasoning of a product is the effect of a growing portfolio reaching expected levels of chargeoffs as loans age. Owned provision in excess of owned chargeoffs was $124 million in 1997, $102 million in 1996 and $100 million in 1995.
     The provision for credit losses on a Managed Basis totaled $2,162.5 million in 1997, $1,641.0 million in 1996 and $1,271.1 million in 1995. The provision as a percent of average managed receivables was 4.98 percent in 1997,
4.14 percent in 1996 and 3.68 percent in 1995. Managed provision in excess of managed chargeoffs was $246 million in 1997, $341 million in 1996 and $218 million in 1995.

OTHER REVENUES Securitization income was $1,400.6 million in 1997, $1,149.0 million in 1996 and $873.6 million in 1995. Securitization income increased over the three year period because of growth in average securitized receivables. The components of securitization income are reclassified to the appropriate caption in the statements of income on a Managed Basis.
     Insurance revenues of $276.4 million in 1997 were up from $253.4 million in 1996 but down from $322.1 million in 1995. The increase in 1997 was due to increased insurance sales on a larger portfolio. The decrease in 1996 from 1995 was due to the sale of the individual life and annuity product lines in the fourth quarter of 1995. Revenues of the retained insurance business were $229.1 million in 1995 on a pro forma basis.
     Investment income includes interest income on investment securities in the retained insurance business as well as realized gains and losses from the sale of investment securities. Investment income was $129.5 million in 1997 compared to $153.2 million in 1996 and $470.2 million in 1995. The decrease in 1997 from 1996 was due to lower average investment balances and lower yields on the securities in the portfolio. The large decline in 1996 from 1995 was because of the sale of our insurance business. On a pro forma basis, investment income from our retained insurance businesses was $170.7 million in 1995. The decline in 1996 compared to pro forma 1995 was due to lower average investment balances and lower yields.
     Fee income on an Owned Basis includes revenues from fee-based products such as credit cards and, through mid-1996, consumer banking deposits. Fee income was $413.3 million in 1997, up from $240.3 million in 1996 and $196.4 million in 1995. The increase in fee income in 1997 reflected higher credit card fees and interchange income.
     Fee income on a Managed Basis which, in addition to the items discussed above, includes fees and other income related to the off-balance sheet portfolio. Managed Basis fee income increased to $1,244.5 million in 1997 from $916.1 million in 1996 and $665.5 million in 1995. The increases were primarily due to higher credit card fees and interchange income as a result of increased average managed credit card receivables. In addition, fee income for 1997 included higher securitization gains which were offset by establishing higher over-the-life provisions related to securitizations.
     Other income was $189.3 million in 1997, $232.4 million in 1996 and $279.9 million in 1995 and includes gains and losses from the disposition of assets and businesses and, in 1995, income from servicing receivable portfolios without recourse. Other income in 1997 reflected the sale of certain non-strategic assets which included the sale of certain non co-branded MasterCard and Visa receivables and student loans. Other income for 1996 included the premium from the sale of our Illinois banking operations. Other income for 1995 included the premium from our non-Illinois banking operations and first mortgage servicing income which we exited in 1995.

EXPENSES Operating expenses were $1,743.7 million in 1997, $1,727.2 million in 1996 and $1,597.8 million in 1995. During 1996, we recorded non-recurring charges of $78 million related to settling legal matters with a former subsidiary, closing office space and other matters. In 1995 we incurred charges to combine space and staff totaling $15 million.
     Salaries and fringe benefits were $639.5 million in 1997, up from $564.3 million in 1996 and $555.3 million in 1995. The increase was mostly due to a higher number of sales people in our consumer finance branch network and a higher number of collectors. The average number of employees during 1997 was 15,000 compared to 13,600 in 1996 and 14,000 in 1995.

--------------------------------------------------------------------------------
     Occupancy and equipment expense was $207.9 million in 1997, about the same as $209.8 million in 1996 and down from $222.1 million in 1995. Excluding non-recurring costs of $14 million in 1996, these expenses were up 6 percent from 1996 because of the new branches we operated in the last half of 1997.
Both 1997 and 1996 expenses were lower than 1995 due to initiatives to reduce office space and sell less efficient businesses.
     Other marketing expenses include payments for advertising, direct mail programs and other marketing expenditures. These expenses were $337.7 million in 1997, compared to $354.4 million in 1996 and $249.7 million in 1995.
Although we increased our marketing spending during the last half of 1997, the full year expense was down from 1996. The decrease in marketing spending reflects the deferral of major mailings during the first six months of 1997 as we worked on individual marketing plans with the participating AFL-CIO unions in the Union Privilege program. The increase in 1996 from 1995 was due to marketing initiatives for our credit card portfolio.
     Other servicing and administrative expenses were $400.2 million in 1997, $455.0 million in 1996 and $460.9 million in 1995. Excluding non-recurring costs of $64 million in 1996 and $15 million in 1995, these expenses were up slightly compared to 1996 and down 10 percent from 1995. The increase from 1996 was due to higher expenses related to the TFS and ACC acquisitions. The decreases from 1995 were due to our cost reduction efforts.
     Amortization of acquired intangibles and goodwill was $158.4 million in 1997, $143.7 million in 1996 and $109.8 million in 1995. The increase reflects our acquisitions of TFS in mid-1997 and ACC in late 1997, and the Union Privilege portfolio in mid-1996.
     Policyholders' benefits were $184.8 million in 1997, $229.1 million in 1996 and $474.5 million in 1995. Expense was lower in 1997 compared to 1996 because we have fewer policies in our retained life insurance business. The decrease in 1996 from 1995 was due to the sale of our insurance business in late 1995. On a pro forma basis, policyholders' benefits of our retained insurance business were $211.4 million in 1995. The increase in 1996 over pro forma 1995 was due to receivables growth.
     Income taxes. The 1997 effective tax rate was 33.3 percent compared to
34.5 percent in 1996 and 39.9 percent in 1995. The 1995 tax rate was affected by additional taxes on the sale of our insurance business. Excluding this impact, the effective tax rate for 1995 would have been 34.8 percent.

--------------------------------------------------------------------------------
Credit Quality

Our delinquency and net chargeoff ratios reflect, among other factors, the quality of receivables, the average age of our loans, the success of our collection efforts and general economic conditions. Specifically, the high levels of personal bankruptcies experienced by our industry over the last two years has had a direct effect on the asset quality of our overall portfolio.
     During 1997 our delinquency and net chargeoff levels were impacted by higher consumer bankruptcies in our unsecured portfolios and the continued maturing of our receivables. We continued to tighten and refine our credit standards throughout the year and increased the number of collectors. During the fourth quarter of 1997, we recognized the first drop in our quarterly chargeoff ratio since the first quarter of 1996, due to a decrease in our MasterCard and Visa portfolio.
     Until June 1997, when we acquired virtually all secured loans from TFS, the percentage of unsecured loans in our portfolio had been increasing. Unsecured loans were 72 percent of our managed consumer receivables at year-end 1997 compared to 79 percent in 1996 and 69 percent in 1995. Generally, unsecured loans have higher delinquency and chargeoff rates than secured loans. The high proportion of unsecured receivables increases the delinquency and chargeoff statistics of the entire portfolio. We compensate for this by charging higher interest rates and fees on these loans, which benefits our revenue.
     We track delinquency and chargeoff levels on a managed basis. We include the off-balance sheet portfolio since we apply the same credit and portfolio management procedures as on our owned portfolio. This results in a similar credit loss exposure for us. Our focus is to continue using risk-based pricing and effective collection efforts for each loan. We have a process that gives us a reasonable basis for predicting the asset quality of new accounts. This process is based on our experience with numerous marketing, credit and risk management tests. We also believe that our frequent and early contact with delinquent customers is helpful in managing net credit losses. Despite these efforts to manage the current credit environment, bankruptcies remain an industry-wide issue and are unpredictable.
     Our chargeoff policy for consumer receivables varies by product. Receivables are written off, or for secured products written down to net realizable value, at the following stages of contractual delinquency: auto finance - 5 months; first mortgage, home equity and MasterCard and Visa - 6 months; private label - 9 months; and other unsecured - 9 months and no payment received in 6 months. Commercial receivables are written off when it becomes apparent that an account is uncollectible.
     The state of California accounts for 19 percent of our managed domestic consumer portfolio. It is the only state with more than 10 percent of this portfolio. Because of our centralized underwriting, collections and processing functions, we can quickly change our credit standards and intensify collection efforts in specific locations.
     Our foreign consumer operations, located in the United Kingdom and Canada, accounted for 8 and 3 percent, respectively, of managed consumer receivables at December 31, 1997.

                                 Household International, Inc. and Subsidiaries
-------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS (CONTINUED)

-------------------------------------------------------------------------------
Managed Consumer Two-Month-and-Over Contractual Delinquency Ratios

                                1997 Quarter End               1996 Quarter End
                    ----------------------------      -------------------------
                        4      3       2       1         4      3      2      1
------------------------------------------------------------------------------
First mortgage      10.35%  9.27%  10.27%   8.19%     9.49%  3.82%  3.64%  3.28%
Home equity          4.17   3.41    3.18    3.85      3.96   3.55   3.35   3.20
Auto finance(1)      2.09      -       -       -         -      -      -      -
MasterCard/Visa      3.05   3.17    3.10    3.13      2.71   2.54   2.05   2.42
Private label        6.75   6.54    5.89    5.52      5.50   5.43   5.04   4.74
Other unsecured      8.30   7.28    6.77    6.68      6.13   5.79   5.95   5.71
--------------------- ---------------------------------------------------------
Total                4.82%  4.62%   4.32%   4.45%     4.15%  3.83%  3.49%  3.60%
===============================================================================

(1) Prior to the fourth quarter of 1997, delinquency statistics for auto finance receivables were not significant. For prior periods, delinquency data for these receivables were included in other unsecured receivables.

Our managed consumer delinquency ratio at year end was 20 basis points higher than the third quarter level. This increase was lower than the third quarter increase of 30 basis points. The increases in these two quarters were due to the expiration of certain special no-interest and no-payment promotions in our private label portfolio, and seasoning of the other unsecured portfolio. Home equity delinquency was up due to the maturing of acquired receivables. MasterCard and Visa delinquency was down in the quarter. Dollars of delinquency in the first mortgage portfolio were down as this portfolio continues to liquidate.
     The increase in the managed delinquency ratio from a year ago was mainly due to the seasoning of all portfolios and the expiration of certain special no-interest and no-payment promotions in our private label portfolio.
     The owned consumer delinquency ratio was 5.13 percent at December 31, 1997 and 4.50 percent at December 31, 1996.

---------------------------------------------------------------------------------------------------------
Managed Consumer Net Chargeoff Ratios

                   Full Year    1997 Quarter Annualized  Full Year     1996 Quarter Annualized  Full Year
                              -------------------------              -------------------------
                        1997     4      3      2      1       1996      4      3      2      1       1995
---------------------------------------------------------------------------------------------------------
First mortgage         1.05%  1.29%  1.21%   .87%   .94%       .45%   .30%   .50%   .46%   .51%       .35%
Home equity             .99    .80    .77   1.17   1.38        .99   1.18    .98    .89    .89       1.00
Auto finance(1)        4.60   5.31      -      -      -          -      -      -      -      -          -
MasterCard/Visa        5.71   5.74   6.42   5.84   4.90       4.67   4.66   4.71   4.86   4.44       4.26
Private label          4.97   5.39   4.99   4.63   4.85       3.21   3.70   3.54   3.82   4.51       4.72
Other unsecured        5.65   6.18   5.93   5.41   4.97       4.02   4.18   4.35   3.58   3.91       3.33
---------------------------------------------------------------------------------------------------------
Total                  4.47%  4.50%  4.63%  4.58%  4.15%      3.35%  3.59%  3.52%  3.33%  3.24%      2.95%
=========================================================================================================


(1) Includes ACC net chargeoffs subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, chargeoff statistics for auto finance receivables were not significant and were included in other unsecured receivables.

The annualized fourth quarter chargeoff ratio was 4.50 percent, down 13 basis points from the third quarter. Total dollars of chargeoff were down in the quarter. The improvement was driven by a 68 basis point decline in the MasterCard and Visa chargeoff ratio to 5.74 percent. For the MasterCard and Visa portfolio, actual dollars of chargeoffs were down over $25 million in the quarter, reflecting reductions in both bankruptcies and credit chargeoffs. In the private label portfolio, increased chargeoffs reflected the maturing of promotional balances and higher personal bankruptcies. In our other unsecured portfolio, higher chargeoffs resulted from continued seasoning and high levels of personal bankruptcies.
     The managed consumer net chargeoff ratio for full year 1997 was 4.47 percent, up from 3.35 percent in 1996 and 2.95 percent in 1995. About 40 percent of the increase in 1997 was due to higher bankruptcy chargeoffs in our MasterCard and Visa portfolio. The remaining increase was due to the expiration of certain private label promotional programs and seasoning of other unsecured receivables. The owned consumer net chargeoff ratio was 3.85 percent in 1997,
2.90 percent in 1996 and 3.07 percent in 1995.

------------------------------------------------------------------------------
NONPERFORMING ASSETS

All dollar amounts are stated in millions.
At December 31                                        1997      1996      1995
------------------------------------------------------------------------------
Nonaccrual managed receivables                    $  973.5  $  778.5  $  768.5
Accruing managed consumer receivables 90 or
  more days delinquent                               672.0     549.0     267.2
Renegotiated commercial loans                         12.4      12.9      21.2
------------------------------------------------------------------------------
Total nonperforming managed receivables            1,657.9   1,340.4   1,056.9
Real estate owned                                    127.3     136.6     136.5
------------------------------------------------------------------------------
Total nonperforming managed assets                $1,785.2  $1,477.0  $1,193.4
==============================================================================
Managed credit loss reserves as a percent
  of nonperforming managed receivables               117.3%    119.1%    111.4%
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Credit Loss
Reserves


We maintain credit loss reserves to cover probable losses of principal and interest in both our owned and off-balance sheet portfolios. We estimate losses for consumer receivables based on delinquency status and past loss experience. For securitized receivables, we also record a provision for estimated probable losses that we will incur over the life of the transaction. For commercial loans, we calculate probable losses by using expected amounts and timing of future cash flows to be received on loans. In addition, we provide for general loss reserves on consumer and commercial receivables to reflect our assessment of portfolio risk factors. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. These estimates are influenced by factors outside of our control, such as economic conditions and consumer payment patterns. As a result, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.
     Owned credit loss reserves increased 20 percent to $1,082.2 million from $900.2 million at December 31, 1996. The ratio of credit loss reserves to total owned receivables was 4.54 percent, up from 3.74 percent at December 31, 1996.
     Total managed credit loss reserves increased 22 percent to $1,944.5 million from $1,596.2 million at December 31, 1996. The ratio of credit loss reserves to total managed receivables was 4.29 percent, up from 3.75 percent at December 31, 1996. We increased credit loss reserves because of seasoning of unsecured products and increased personal bankruptcies. The ratio of total credit loss reserves to total nonperforming managed receivables was 117.3 percent compared to 119.1 percent at December 31, 1996.
     Over the past five years, we have increased our credit loss reserves for managed receivables to reflect the change in mix to unsecured products and seasoning. Unsecured products historically have higher chargeoff rates than secured products. We have continued to refine and improve our underwriting standards and account management techniques to better manage our credit risk.
     The following table sets forth the managed credit loss reserves for the periods indicated:

All dollar amounts are stated in millions.
At December 31                                 1997        1996        1995      1994      1993
-----------------------------------------------------------------------------------------------
Managed credit loss reserves               $1,944.5    $1,596.2    $1,177.4    $882.5    $844.7
Reserves as a % of managed receivables         4.29%       3.75%       3.22%     2.67%     2.78%
===============================================================================================


------------------------------------------------------------------------------
Liquidity and
Capital
Resources


We continued to strengthen our capital ratios in 1997 by issuing additional common stock, increasing our retained earnings and controlling asset growth. In managing capital, we develop targets for equity to managed assets based on discussions with rating agencies, reviews of regulatory requirements and competitor capital positions, credit loss reserve strength, risks inherent in the projected operating environment and acquisition objectives. We also specifically consider the level of intangibles arising from completed acquisitions. Targets are set for each legal entity that raises funds to protect debt investors. These targets include capital levels against both on-balance sheet assets and our off-balance sheet portfolio. Our capital position continues to improve. For example, from 1992 through 1997, total shareholders' equity increased 162 percent, while managed assets increased 33 percent.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

Consolidated capital ratios were as follows:


At December 31                                                 1997       1996
--------------------------------------------------------------------------------
Total shareholders' equity(1) as a percent of owned assets     15.98%    11.22%
Total shareholders' equity(1) as a percent of managed assets    9.33      6.90
Tangible equity to tangible managed assets                      6.15      5.02
--------------------------------------------------------------------------------

(1) Includes trust preferred securities.

PARENT COMPANY Household International, Inc. is the holding or parent company that owns the outstanding stock of its subsidiaries. The parent company's main source of funds is cash received from its subsidiaries in the form of dividends and intercompany borrowings. The parent company received dividends from its subsidiaries of $313 million in 1997 and $265 million in 1996. In addition, the parent company receives cash from third parties by issuing debt and common stock. This includes commercial paper that we sell through an in-house sales force totaling $281.5 million at December 31, 1997 and $203.3 million at December 31, 1996. At December 31, 1997, the parent company had $400 million in committed back-up lines of credit that it can use on short notice. These lines are available either to the parent company or its subsidiary, Household Finance Corporation ("HFC"). None of these back-up lines were utilized at December 31, 1997. The lines of credit expire in 1998 and they do not contain material adverse change clauses that could restrict availability. The only financial covenant contained in the terms of the parent company's credit agreements is that we must maintain minimum shareholders' equity of $2.0 billion.
     The parent company has a number of obligations it has to meet with its available cash. It must be able to service its debt and meet the capital needs of its subsidiaries. It also must pay dividends on its preferred stock and may pay dividends to the holders of its common stock. The parent company made capital contributions of $1.2 billion to a subsidiary in 1997 and $200 million in 1996. The parent company paid $181.3 million in dividends to shareholders in 1997 and $158.4 million in 1996. The parent company's double leverage ratio, which is defined as parent company investments in subsidiaries divided by total shareholders' equity, was 1.08 at December 31, 1997 and 1.10 at December 31, 1996.
     In October 1997, the parent company and a wholly-owned subsidiary purchased all of the outstanding capital stock of ACC for about 1.4 million shares of our common stock and cash. After the purchase was completed, the parent company contributed the capital stock of ACC to HFC.
     In June 1997, the parent company issued 9.1 million shares of common stock, raising $1.0 billion. The parent company contributed this amount to HFC to pay off debt related to the purchase of TFS.
     In January 1997, the parent company redeemed, at par of $55 million, all outstanding shares of its 9.50% Preferred Stock, Series 1991-A, for $10 per depositary share plus accrued and unpaid dividends.
     In July 1996, the parent company issued junior preferred share purchase rights for its common stock which may be exercised in the event of the expressed intent to acquire or actual acquisition of 15 percent or more of our common stock by a third party or an associated group.

SUBSIDIARIES We have three major subsidiaries: HFC, Household Bank, f.s.b. ("the Bank"), and Household Global Funding ("Global"). These subsidiaries use cash to originate loans, purchase loans or investment securities or acquire businesses. Their main sources of cash are the collection of receivable balances; maturities or sales of investment securities; proceeds from the issuance of debt and deposits and securitization of receivables; capital contributions from the parent company; and cash provided by operations.

HFC HFC funds its operations by issuing commercial paper, medium- and long-term debt to mainly wholesale investors, securitizing consumer receivables and receiving capital contributions from its parent. At December 31, 1997, HFC's outstanding commercial paper totaled $4.6 billion compared to $4.8 billion at December 31, 1996. HFC markets its commercial paper through an in-house sales force, directly reaching more than 275 investors. HFC actively manages the level of commercial paper outstanding to ensure availability to core investors and proper utilization of any excess capacity within internally established targets.
     HFC also markets domestic medium-term notes through investment banks and its in-house sales force, issuing a total of $2.7 billion in 1997. To obtain a broader investment base, HFC and its subsidiary, Household Bank (Nevada) N.A., periodically issue medium-term notes in European and Asian markets. These markets provide HFC with a broader investor base as compared with domestic markets. During 1997, $1.6 billion in medium-term notes were issued in European and Asian markets compared to $.9 billion in European markets in 1996. These notes were issued in various European and Asian currencies and

--------------------------------------------------------------------------------
currency swaps were used to convert the notes to U.S. dollars in order to eliminate future foreign exchange risk. During 1997, HFC also issued $.2 billion of long-term debt with an original maturity of 10 years. In August
1997, HFC redeemed, at par of $100 million, all outstanding shares of its 7.25% term cumulative preferred Series 1992-A, for $100 per depositary share plus accrued and unpaid dividends.
     HFC had committed back-up lines of credit totaling $6.2 billion at December 31, 1997, of which $400 million were also available to its parent company. Neither HFC nor its parent used any of these back-up lines at December 31, 1997. In addition, none of these lines contained a material adverse change clause which could restrict availability. These back-up lines expire on various dates from 1998 through 2002. The only financial covenant contained in the terms of HFC's credit agreements is the maintenance of minimum shareholder's equity of $1.5 billion.
     HFC paid $1.1 billion for the stock of TFS and repaid about $2.7 billion of TFS debt owed to affiliates of Transamerica Corporation. HFC funded this acquisition through the issuance of commercial paper, bank and other borrowings. In addition, HFC received a capital contribution of $1.0 billion from the parent company to repay debt.

THE BANK The Bank primarily uses wholesale funding for its operations. At December 31, 1997, these sources included securitizations of credit card receivables, domestic and European medium-term notes, deposits, Federal Home Loan Bank advances and Federal funds borrowings.
     The Bank is subject to the capital adequacy guidelines adopted by the Office of Thrift Supervision. At December 31, 1997, the leverage, tier 1 and total risk-based capital ratio levels for a "well capitalized" institution were 5.0, 6.0 and 10.0 percent, respectively. The Bank's ratios for each of these categories at December 31, 1997 were 18.4, 20.8 and 31.0 percent, respectively.
     In the fourth quarter of 1997, the Bank sold its entire portfolio of student loans totaling about $900 million and exited this business. We used the proceeds from the sale to repay debt.
     During the fourth quarter of 1996, HFC and the Bank sold around $1.7 billion of lower margin loans, primarily from the previously divested mortgage and consumer banking businesses. The cash proceeds from the sales were used to repay debt.
     During 1996 and 1995, we sold all of our consumer banking branch operations. These transactions did not have a material impact on our ability to raise funds sufficient to operate the business.

GLOBAL Our foreign subsidiaries are located in the United Kingdom and Canada. Global was formed to combine ownership of these businesses. Global's assets were $4.3 billion at year-end 1997. Consolidated shareholders' equity reflects the increase or decrease from translating our foreign subsidiaries' assets, liabilities and operating results from their local currency into U.S. dollars. We have entered into foreign exchange contracts to hedge portions of our investment in foreign subsidiaries to protect ourselves from fluctuations in foreign currencies that are beyond our control. The potential loss in net income associated with a 10 percent adverse change in the British pound/US dollar or Canadian dollar/US dollar exchange rates is not material.
     Each foreign subsidiary conducts its operations using its local currency. While each foreign subsidiary usually borrows funds in their local currency, both our United Kingdom and Canadian subsidiaries have borrowed funds directly in the United States capital markets. This allowed the subsidiaries to achieve a lower cost of funds than that available at that time in their local markets. These borrowings were converted from U.S. dollars to their local currencies using currency swaps. Net realized gains and losses in foreign currency swap transactions were not material to our results of operations or financial position in any of the three years presented.
     Our United Kingdom operation is funded with wholesale deposits, short- and intermediate-term bank lines of credit, long-term debt and securitizations of consumer receivables. Deposits at year-end 1997 were $777 million compared to $815 million a year earlier. Borrowings from bank lines of credit at year-end 1997 were $864 million compared to $838 million a year ago. Long-term debt at year-end 1997 was $592 million compared to $512 million a year earlier. The parent company has guaranteed payment of all debt obligations, except for certain deposits, of its United Kingdom subsidiary. Committed back-up lines of credit for the United Kingdom were approximately $1.8 billion at December 31, 1997. These lines have varying maturities from 1998 through 2004.
     Our Canadian operation is funded with commercial paper, intermediate- and long-term debt. Intermediate- and long-term debt totaled $749 million at year-end 1997 compared with $856 million a year ago. Committed back-up lines of credit for Canada were approximately $471 million at December 31, 1997. The parent company has guaranteed payment of the debt obligations of its Canadian subsidiary and Global.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and
Results of Operations (Continued)

--------------------------------------------------------------------------------
ASSET SECURITIZATIONS Securitizations of consumer receivables have been, and will continue to be, an important source of funds for HFC, the Bank and the United Kingdom subsidiary. The market for securities backed by receivables is a reliable and cost-effective source of funds. These subsidiaries plan to use securitizations in the future. During 1997 these subsidiaries securitized about $6.7 billion of MasterCard and Visa, private label and other unsecured receivables. We have not securitized new auto loan originations subsequent to the acquisition of ACC. This total securitization volume compares to $6.9 billion in sales in 1996 and $5.4 billion in 1995. At December 31, 1997, HFC, the Bank and the United Kingdom had $21.6 billion of receivables sold under securitization transactions. At December 31, 1997, the expected weighted average remaining life of these transactions was 2.3 years.

     The following table summarizes the expected amortization of our securitizations by type:

In millions.
At December 31, 1997                         1998             1999             2000             2001      2002     Thereafter
-----------------------------------------------------------------------------------------------------------------------------
Home equity                              $  981.7         $  729.6         $  397.3         $  295.5  $  271.9       $  449.9
Auto finance(1)                             144.8            124.6             79.2             36.7      10.6              -
MasterCard/Visa                           1,305.8          5,568.0          3,699.0          1,195.8     568.4              -
Private label                               213.5            161.5                -            650.0         -              -
Other unsecured                           1,001.5            758.7            783.4            661.3     583.4          893.7
-----------------------------------------------------------------------------------------------------------------------------
Total                                    $3,647.3         $7,342.4         $4,958.9         $2,839.3  $1,434.3       $1,343.6
=============================================================================================================================

(1) Auto finance receivables were previously securitized by ACC before its acquisition in October 1997.

For MasterCard and Visa and private label securitizations, the issued securities may pay off sooner than originally scheduled if certain events occur. One example of such an event is if the annualized portfolio yield (defined as the sum of finance income and applicable fees, less net chargeoffs) for a certain period drops below a base rate (generally equal to the sum of the rate paid to the investors and the servicing fee). For home equity and other unsecured securitizations, early pay off of the securities begins if the annualized portfolio yield falls below various limits, or if certain other events occur. We do not presently believe that any of these events will take place. If any such event occurred, our funding requirements would increase. These additional requirements could be met through securitizations, issuance of various types of debt or borrowings under existing back-up lines of credit. We believe we would continue to have adequate sources of funds if an early payoff event occurred.
     HFC and the Bank have facilities with commercial banks under which they may securitize up to $6.6 billion of receivables. These facilities are renewable on an annual basis. At December 31, 1997, these facilities were fully utilized. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.
     At December 31, 1997, the long-term debt and preferred stock of the parent company, HFC and the Bank have been assigned an investment grade rating by four rating agencies. Furthermore, these agencies included the commercial paper of HFC in their highest rating category. Three of these agencies also include the parent company's commercial paper in their highest rating category. With our back-up lines of credit and securitization programs, we believe we have sufficient funding capacity to refinance maturing debts and fund business growth.

CAPITAL EXPENDITURES During 1997 we made $65 million in capital expenditures compared to the prior-year level of $97 million.

YEAR 2000 The conversion of certain computer systems to permit continued use in the Year 2000 and beyond began in prior years. The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may recognize the Year 2000 as 1900, or not at all. The inability to recognize or properly treat the Year 2000 may cause systems to process critical financial and operational information incorrectly. We have identified our Year 2000 issues and compliance for significant systems is scheduled to be completed by the end of 1998. The costs for Year 2000 compliance have not been, and are not expected to be, material to our operations. While we are reviewing our third-party vendors' Year 2000 compliance, we cannot assure that the systems of our vendors, upon which we rely, will be converted in a timely manner, or that their failure to convert would not have an adverse effect on our systems.

--------------------------------------------------------------------------------
RISK MANAGEMENT We have a comprehensive program to address potential financial risks. These risks include interest rate, counterparty and currency risk. The Finance Committee of the Board of Directors sets acceptable limits for each of these risks annually and reviews the limits semi-annually.
     Interest rate risk is defined as the impact of changes of market interest rates on our earnings. We utilize simulation models to measure the impact on net interest margin of changes in interest rates. The key assumptions used in this model include the rate at which we expect our loans to pay off, loan volumes and pricing, cash flows from derivative financial instruments and changes in market conditions. The assumptions we make are based on our best estimates of actual conditions. The model cannot precisely predict the actual impact of changes in interest rates on net income because these assumptions are highly uncertain. At December 31, 1997, we had managed our interest rate risk to levels substantially below those allowed by our policy.
     We generally fund our assets with liabilities that have similar interest rate features. This reduces structural interest rate risk. Over time, customer demand for our receivable products shifts between fixed rate and floating rate products, based on market conditions and preferences. These shifts result in different funding strategies and produce different interest rate risk exposures. To manage these exposures, as well as our liquidity position, we may use derivatives to synthetically alter the terms of our assets or liabilities, or off-balance sheet transactions. We do not use any exotic or leveraged derivatives.
     At December 31, 1997, we managed about $22 billion of domestic receivables that have variable interest rates, including credit card, home equity and other unsecured products. These receivables have been funded with $5.0 billion of short-term debt, with the remainder funded by long-term liabilities. This position exposes us to interest rate risk. We primarily use interest rate swaps to alter our exposure to interest rate risk while still controlling liquidity risk. Interest rate swaps also are used sometimes to synthetically alter our exposure to basis risk. This type of risk exists because the pricing of some of our assets is tied to the prime rate, while the funding for these assets is tied to LIBOR. The prime rate and LIBOR react differently to changes in market interest rates; that is, the prime rate does not change as quickly as LIBOR. We assign all of our synthetic alteration and hedge transactions to specific groups of assets, liabilities or off-balance sheet items.
     The economic risk related to our interest rate swap portfolio is minimal. The face amount of a swap transaction is referred to as the notional amount.
The notional amount is used to determine the interest payment to be paid by each counterparty, but does not result in an exchange of principal payments.
For example, let's assume we have entered into a swap with the counterparty whom we will call Bank A. Bank A agrees to pay us a fixed interest rate while we agree to pay a variable rate. If variable rates for the accrual period are below the fixed rate in the swap, Bank A owes us the difference between the fixed rate and variable rate multiplied by the notional amount.
     The primary exposure on our interest rate swap portfolio is the risk that the counterparty (Bank A in this example) does not pay us the money they owe us. We protect ourselves against counterparty risk in several ways.
Counterparty limits have been set and are closely monitored as part of the overall risk management process. These limits ensure that we do not have significant exposure to any individual counterparty. Based on peak exposure at December 31, 1997, about 79 percent of our derivative counterparties were rated AA- or better. (All of our derivative counterparties are rated A+ or better.)
We have never suffered a loss due to counterparty failure. Certain swap agreements that we have entered into require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level.
     We also utilize interest rate futures, and purchased put and call options in our hedging strategy to reduce interest rate risk. We use these instruments to hedge the changes in interest rates on our variable rate assets and liabilities. For example, short-term borrowings expose us to interest rate risk because the interest rate we must pay to others may change faster than the rate we received from borrowers on the asset our borrowings are funding. We use futures and options to fix our interest cost on these borrowings at a desired rate. We hold these contracts until the interest rate on the variable rate asset or liability change. We then terminate, or close out the contracts. These terminations are necessary because the date the interest rate changes is usually not the same as the expiration date of the futures contract or option.
     At December 31, 1997, we estimate that our earnings would decline by about $40 million following a gradual 200 basis point increase in interest rates over a twelve month period and would increase by about $50 million following a gradual 200 basis point decrease in interest rates. These estimates assume we would not take any corrective action to lessen the impact and, therefore, exceed what most likely would occur if rates were to change.
     We enter into currency swaps in order to minimize currency risk. These swaps convert both principal and interest payments on debt issued from one currency to another. For example, we may issue debt based on the French franc and then execute a currency swap to convert the obligation to U. S. dollars.
     See Note 8, "Derivative Financial Instruments and Other Financial Instruments With Off-Balance Sheet Risk," for additional information related to interest rate risk management.
     In the accompanying consolidated financial statements, Note 12, "Fair
Value of Financial Instruments," provides information regarding the fair value of certain financial instruments.

                                  Household International, Inc. and Subsidiaries
                  --------------------------------------------------------------
                  ANALYSIS OF CREDIT LOSS RESERVES ACTIVITY - OWNED RECEIVABLES

                  All dollar amounts are stated in millions.          1997     1996     1995     1994     1993
----------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT JANUARY 1     $  900.2  $ 720.4  $ 546.0  $ 621.9  $ 564.1
--------------------------------------------------------------------------------------------------------------
PROVISION FOR CREDIT LOSSES--OWNED RECEIVABLES                     1,042.0    759.6    761.3    606.8    735.8
OWNED RECEIVABLES CHARGED OFF
                  Domestic:
                     First mortgage                                   (8.2)    (8.6)    (6.6)   (10.3)   (13.5)
                     Home equity                                     (32.3)   (35.2)   (26.9)   (37.2)   (36.2)
                     Auto finance(1)                                  (6.4)       -        -        -        -
                     MasterCard/Visa                                (397.6)  (261.7)  (258.7)  (204.4)  (172.4)
                     Private label                                  (243.1)  (122.0)  (132.2)  (101.9)   (88.5)
                     Other unsecured                                (211.9)  (217.1)  (211.7)  (202.8)  (205.7)
                  Foreign                                           (135.1)  (117.5)  (109.5)  (118.0)  (151.4)
                  ----------------------------------------------------------------------------------------------
                  Total consumer                                  (1,034.6)  (762.1)  (745.6)  (674.6)  (667.7)
                  Commercial                                         (16.9)   (15.4)   (41.0)   (85.5)  (145.1)
                  ----------------------------------------------------------------------------------------------
                  Total owned receivables charged off             (1,051.5)  (777.5)  (786.6)  (760.1)  (812.8)
----------------------------------------------------------------------------------------------------------------
RECOVERIES ON OWNED RECEIVABLES
                  Domestic:
                     First mortgage                                    2.3      2.5      2.2      2.9      2.6
                     Home equity                                       2.3      1.3      1.6      1.5      1.2
                     Auto finance(1)                                    .3        -        -        -        -
                     MasterCard/Visa                                  45.9     16.5     19.7     17.6     12.5
                     Private label                                    26.2     23.7     24.1     23.6     19.4
                     Other unsecured                                  16.6     36.0     45.6     39.5     38.8
                  Foreign                                             39.8     35.3     29.6     30.4     26.4
                  ----------------------------------------------------------------------------------------------
                  Total consumer                                     133.4    115.3    122.8    115.5    100.9
                  Commercial                                            .4      4.4      2.9      1.3      1.7
                  ----------------------------------------------------------------------------------------------
                  Total recoveries on owned receivables              133.8    119.7    125.7    116.8    102.6
                  Portfolio acquisitions, net                         57.7     78.0     74.0    (39.4)    32.2
----------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES
                  Domestic:
                     First mortgage                                    2.4      4.3      4.1      5.1      4.1
                     Home equity                                     147.6     38.6     26.3     20.1     16.9
                     Auto finance(1)                                  14.6        -        -        -        -
                     MasterCard/Visa                                 287.6    266.4    131.1    125.6    122.7
                     Private label                                   163.2    162.1    147.1     65.0     70.2
                     Other unsecured                                 286.1    204.7    196.2    141.7    129.3
                  Foreign                                             97.0     88.2     65.0     39.5     45.4
                  ----------------------------------------------------------------------------------------------
                  Total consumer                                     998.5    764.3    569.8    397.0    388.6
                  Commercial                                          83.7    135.9    150.6    149.0    208.3
                  Unallocated corporate                                  -        -        -        -     25.0
----------------------------------------------------------------------------------------------------------------
TOTAL CREDIT LOSS RESERVES FOR OWNED RECEIVABLES AT DECEMBER 31  $ 1,082.2  $ 900.2  $ 720.4  $ 546.0  $ 621.9
================================================================================================================
RATIO OF CREDIT LOSS RESERVES TO OWNED RECEIVABLES
                  Consumer                                            4.33%    3.30%    2.78%    2.12%    2.20%
                  Commercial                                         10.81    14.50    11.68     8.12     7.36
                  ----------------------------------------------------------------------------------------------
                  Total(2)                                            4.54%    3.74%    3.31%    2.66%    3.03%
                  ==============================================================================================
----------------------------------------------------------------------------------------------------------------
RATIO OF CREDIT LOSS RESERVES TO OWNED NONPERFORMING LOANS
                  Consumer                                           113.4%    99.9%    98.9%    82.5%    76.6%
                  Commercial                                         192.9    188.0     90.3     94.2     69.2
                  ----------------------------------------------------------------------------------------------
                  Total(2)                                           117.2%   107.5%    97.0%    85.4%    76.9%
                  ==============================================================================================

                  (1) Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.
                  (2) 1993 amount includes the unallocated corporate reserve.

                                  Household International, Inc. and Subsidiaries
               -----------------------------------------------------------------
               Analysis of Credit Loss Reserves Activity - Managed Receivables


               All dollar amounts are stated in millions.               1997        1996        1995        1994        1993
-----------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables at January 1    $ 1,596.2   $ 1,177.4    $  882.5   $   844.7   $   724.8
-----------------------------------------------------------------------------------------------------------------------------
Provision for Credit Losses-Managed Receivables                      2,162.5     1,641.0     1,271.1       969.8     1,016.8
-----------------------------------------------------------------------------------------------------------------------------
Managed Receivables Charged Off
               Domestic:
                 First mortgage                                         (8.2)       (8.6)       (6.6)      (10.3)      (13.5)
                 Home equity                                           (89.2)      (73.4)      (72.7)      (82.6)      (75.3)
                 Auto finance(1)                                       (13.6)           -           -           -           -
                 MasterCard/Visa                                    (1,088.5)     (763.0)     (562.4)     (401.1)     (284.6)
                 Private label                                        (271.2)     (153.3)     (189.6)     (123.0)     (113.5)
                 Other unsecured                                      (467.1)     (308.1)     (216.1)     (202.8)     (222.3)
               Foreign                                                (163.3)     (131.9)     (109.5)     (118.0)     (151.4)
-----------------------------------------------------------------------------------------------------------------------------
               Total consumer                                       (2,101.1)   (1,438.3)   (1,156.9)     (937.8)     (860.6)
               Commercial                                              (16.9)      (15.4)      (41.0)      (85.5)     (145.1)
-----------------------------------------------------------------------------------------------------------------------------
               Total managed receivables charged off                (2,118.0)   (1,453.7)   (1,197.9)   (1,023.3)   (1,005.7)
-----------------------------------------------------------------------------------------------------------------------------
Recoveries on Managed Receivables
               Domestic:
                 First mortgage                                          2.3         2.5         2.2         2.9         2.6
                 Home equity                                             5.1         1.5         1.9         1.5         1.2
                 Auto finance(1)                                          .6           -           -           -           -
                 MasterCard/Visa                                        93.8        41.8        33.5        25.7        15.8
                 Private label                                          28.8        27.1        29.4        25.4        20.9
                 Other unsecured                                        28.9        40.8        45.5        39.5        38.8
               Foreign                                                  41.7        35.8        29.6        30.4        26.4
-----------------------------------------------------------------------------------------------------------------------------
               Total consumer                                          201.2       149.5       142.1       125.4       105.7
               Commercial                                                 .4         4.4         2.9         1.3         1.7
-----------------------------------------------------------------------------------------------------------------------------
               Total recoveries on managed receivables                 201.6       153.9       145.0       126.7       107.4
               Portfolio acquisitions, net                             102.2        77.6        76.7      (35.4)         1.4
-----------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables
                Domestic:
                 First mortgage                                          2.4         4.3         4.1         5.1         4.1
                 Home equity                                           192.3       130.6       105.1        97.8        75.5
                 Auto finance(1)                                        49.7           -           -           -           -
                 MasterCard/Visa                                       702.1       566.5       344.1       317.9       274.6
                 Private label                                         229.1       182.2       178.4       117.9        82.5
                 Other unsecured                                       546.3       455.3       308.9       141.7       129.3
               Foreign                                                 138.9       121.4        86.2        53.1        45.4
-----------------------------------------------------------------------------------------------------------------------------
               Total consumer                                        1,860.8     1,460.3     1,026.8       733.5       611.4
               Commercial                                               83.7       135.9       150.6       149.0       208.3
               Unallocated corporate                                       -           -           -           -        25.0
-----------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables at December 31  $ 1,944.5   $ 1,596.2    $ 1,177.4  $   882.5   $   844.7
=============================================================================================================================
Ratio of Credit Loss Reserves to Managed Receivables
               Consumer                                                 4.17%       3.51%       2.90%       2.35%       2.22%
               Commercial                                              10.81       14.50       11.68        8.12        7.36
-----------------------------------------------------------------------------------------------------------------------------
               Total(2)                                                 4.29%       3.75%       3.22%       2.67%       2.78%
=============================================================================================================================
Ratio of Credit Loss Reserves to Managed Nonperforming Loans
               Consumer                                                115.3%      115.2%      115.3%      105.8%       88.3%
               Commercial                                              192.9       188.0        90.3        94.2        69.2
-----------------------------------------------------------------------------------------------------------------------------
               Total(2)                                                117.3%      119.1%      111.4%      103.6%       85.0%
=============================================================================================================================

(1) Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.
(2) 1993 amount includes the unallocated corporate reserve.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Net Interest Margin - 1997 Compared to 1996 (Owned Basis)


                                                                                     Finance and
                                                     Average                     Interest Income/
                                                Outstanding(2)    Average Rate   Interest Expense        Increase/(Decrease) Due to:
                                             ---------------    --------------   -----------------   -------------------------------
                                                                                                                Volume        Rate
All dollar amounts are stated in millions.    1997       1996    1997    1996     1997      1996   Variance Variance(3) Variance(3)
------------------------------------------------------------------------------------------------------------------------------------
Receivables:
  First mortgage                         $   565.8    $ 1,717.8    7.5%    7.6%   $   42.6   $ 130.7   $ (88.1)  $(86.4)    $  (1.7)
  Home equity                              5,861.0      4,363.2   12.5    11.7       731.9     508.5     223.4    186.3        37.1
  MasterCard/Visa                          6,856.6      7,029.0   11.3    12.8       772.5     897.9    (125.4)   (21.7)     (103.7)
  Private label                            5,234.9      4,146.1   12.9    12.3       675.2     510.6     164.6    138.8        25.8
  Other unsecured                          4,897.3      5,017.5   16.2    16.9       794.5     849.3     (54.8)   (20.1)      (34.7)
  Commercial                                 867.1      1,116.9    4.7     4.7        40.5      52.9     (12.4)   (12.4)          -
====================================================================================================================================
Total receivables                        $24,282.7    $23,390.5   12.6%   12.6%   $3,057.2  $2,949.9   $ 107.3   $107.3           -
Noninsurance investments                     609.1      1,417.4    6.0     5.7        36.8      80.6     (43.8)   (47.9)        4.1
====================================================================================================================================
Total interest-earning assets
   (excluding insurance investments)     $24,891.8    $24,807.9   12.4%   12.2%   $3,094.0  $3,030.5   $  63.5   $ 10.9     $  52.6
Insurance investments                      1,834.6      2,202.1
Other assets                               3,607.9      2,651.8
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                             $30,334.3    $29,661.8
====================================================================================================================================
Debt:
   Deposits                              $ 2,380.9    $ 3,889.9    5.6%    5.3%   $  132.5  $  204.6   $ (72.1)  $(83.3)    $  11.2
   Commercial paper                        5,486.2      5,334.2    5.6     5.4       308.3     286.9      21.4      9.3        12.1
   Bank and other borrowings                 948.7      1,147.4    6.3     7.2        59.8      82.6     (22.8)   (13.2)       (9.6)
   Senior and senior subordinated
      debt (with original maturities
      over one year)                      15,016.3     13,424.7    6.7     7.1     1,002.8     946.5      56.3    111.0       (54.7)
====================================================================================================================================
Total debt                               $23,832.1    $23,796.2    6.3%    6.4%   $1,503.4  $1,520.6   $ (17.2)  $  2.7     $ (19.9)
Other liabilities                          2,470.1      2,775.3
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                         26,302.2     26,571.5
Preferred securities                         327.3        334.2
Common shareholders' equity                3,704.8      2,756.1
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and
   Shareholders' Equity                  $30,334.3    $29,661.8
====================================================================================================================================
Net Interest Margin-Owned Basis(1),(5)                             6.4%    6.1%   $1,590.6  $1,509.9   $  80.7   $  8.2     $  72.5
====================================================================================================================================
Interest Spread-Owned Basis(4)                                     6.1%    5.8%
====================================================================================================================================

(1) Represents net interest margin as a percent of average interest-earning assets. See page 36 for net interest margin on a managed basis for 1997, 1996 and 1995.
(2) Nonaccrual loans are included in average outstanding balances.
(3) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance. For total receivables, total interest-earning assets and total debt, the rate and volume variances are calculated based on the relative weighting of the individual components comprising these totals. These totals do not represent an arithmetic sum of the individual components.
(4) Represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets.
(5) The net interest margin analysis includes the following for foreign businesses:

                                                                                                           1997      1996      1995
------------------------------------------------------------------------------------------------------------------------------------
Average interest-earning assets                                                                        $3,701.4  $3,142.8  $3,665.7
Average interest-bearing liabilities                                                                    3,100.7   2,833.1   3,444.4
Net interest margin                                                                                       290.6     251.3     235.9
Net interest margin percentage                                                                              7.9%      8.0%      6.4%

                                 Household International, Inc. and Subsidiaries
                 --------------------------------------------------------------
                 Net Interest Margin - 1996 Compared to 1995 (Owned Basis)



                                                                                   Finance and
All dollar amounts are stated                    Average                       Interest Income/      Increase/(Decrease) Due to:
in millions.                              Outstanding(2)     Average Rate      Interest Expense      ----------------------------
                                 -----------------------    ---------------   -----------------                Volume        Rate
                                      1996          1995    1996       1995      1996      1995   Variance Variance(3) Variance(3)
---------------------------------------------------------------------------------------------------------------------------------
Receivables:
  First mortgage                 $ 1,717.8     $ 2,941.1     7.6%       8.1%  $  130.7  $  237.1   $ (106.4)   $ (93.7)  $  (12.7)
  Home equity                      4,363.2       3,684.5    11.7       11.5      508.5     423.5       85.0       79.0        6.0
  MasterCard/Visa                  7,029.0       5,152.7    12.8       14.3      897.9     736.1      161.8      245.9      (84.1)
  Private label                    4,146.1       2,995.7    12.3       14.0      510.6     419.6       91.0      146.3      (55.3)
  Other unsecured                  5,017.5       5,526.0    16.9       17.3      849.3     956.8     (107.5)     (86.4)     (21.1)
  Commercial                       1,116.9       1,721.7     4.7        6.1       52.9     105.7      (52.8)     (32.0)     (20.8)
=================================================================================================================================
Total receivables                $23,390.5     $22,021.7    12.6%      13.1%  $2,949.9  $2,878.8   $   71.1    $ 174.6   $ (103.5)
Noninsurance investments           1,417.4       2,193.0     5.7        5.6       80.6     123.4      (42.8)     (43.8)       1.0
=================================================================================================================================
Total interest-earning assets
  (excluding insurance
  investments)                   $24,807.9     $24,214.7    12.2%      12.4%  $3,030.5  $3,002.2   $   28.3    $  72.7   $  (44.4)
Insurance investments              2,202.1       6,140.8
Other assets                       2,651.8       3,386.7
---------------------------------------------------------------------------------------------------------------------------------
Total Assets                     $29,661.8     $33,742.2
=================================================================================================================================
Debt:
  Deposits                       $ 3,889.9     $ 7,044.2     5.3%       5.1%  $  204.6  $  362.7   $ (158.1)   $(165.8)  $    7.7
  Commercial paper                 5,334.2       4,551.1     5.4        6.0      286.9     273.2       13.7       43.9      (30.2)
  Bank and other borrowings        1,147.4       1,565.1     7.2        7.4       82.6     116.3      (33.7)     (30.3)      (3.4)
  Senior and senior subordinated
     debt (with original
     maturities over one year)    13,424.7      10,489.1     7.1        7.7      946.5     804.9      141.6      211.1      (69.5)
=================================================================================================================================
Total debt                       $23,796.2     $23,649.5     6.4%       6.6%  $1,520.6  $1,557.1   $  (36.5)   $   9.5   $  (46.0)
Other liabilities                  2,775.3       7,326.1
---------------------------------------------------------------------------------------------------------------------------------
Total liabilities                 26,571.5      30,975.6
Preferred securities                 334.2         309.0
Common shareholders' equity        2,756.1       2,457.6
---------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and
  Shareholders' Equity           $29,661.8     $33,742.2
=================================================================================================================================
Net Interest Margin-Owned
  Basis(1),(5)                                               6.1%       6.0%  $1,509.9  $1,445.1   $   64.8    $  63.2   $    1.6
=================================================================================================================================
Interest Spread-Owned Basis(4)                               5.8%       5.8%
=================================================================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Net Interest Margin - 1997 Compared to 1996 and 1995 (Managed Basis)


--------------------------------------------------------------------------------
NET INTEREST MARGIN ON A MANAGED BASIS As receivables are securitized rather than held in our portfolio, net interest income is reclassified to securitization income. We retain a substantial portion of the profit inherent in the receivable while increasing liquidity. Due to the growing level of securitized receivables, the comparability of net interest margin between periods may be impacted by the level and type of receivables securitized. The following table presents a summarized net interest margin analysis on a managed basis.


                                                                                                                Finance and Interest
                                                       Average Outstanding(1)      Average Rate              Income/Interest Expense
                                               ------------------------------   --------------------      --------------------------
All dollar amounts are stated in millions.       1997        1996        1995   1997   1996    1995       1997       1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Receivables:
  First mortgage                            $   565.8   $ 1,717.8   $ 2,941.1   7.5%    7.6%    8.1%  $   42.6   $  130.7   $  237.1
  Home equity                                 9,576.9     8,616.7     8,483.5  12.6    11.8    12.1    1,203.5    1,020.1    1,024.4
  MasterCard/Visa                            17,669.1    15,750.7    11,481.4  13.1    13.5    14.4    2,323.3    2,129.8    1,649.2
  Private label                               5,671.4     4,822.2     3,814.6  13.2    13.4    14.3      751.4      644.5      545.6
  Other unsecured                             9,036.8     7,615.4     6,060.2  17.4    17.0    17.2    1,574.1    1,295.7    1,039.4
  Commercial                                    867.1     1,116.9     1,721.7   4.7     4.7     6.1       40.5       52.9      105.7
------------------------------------------------------------------------------------------------------------------------------------
Total receivables                            43,387.1    39,639.7    34,502.5  13.7    13.3    13.3    5,935.4    5,273.7    4,601.4
Noninsurance investments                        609.1     1,417.4     2,193.0   6.0     5.7     5.6       36.8       80.6      123.4
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets
  (excluding insurance investments)          43,996.2    41,057.1    36,695.5  13.6    13.0    12.9    5,972.2    5,354.3    4,724.8
------------------------------------------------------------------------------------------------------------------------------------
Total debt                                  $42,936.5   $40,045.4   $36,130.2   6.3     6.2     6.5    2,691.7    2,489.8    2,365.4
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Margin-Managed Basis(2)                                            7.5%    7.0%    6.4%  $3,280.5   $2,864.5   $2,359.4
====================================================================================================================================
Interest Spread-Managed Basis(3)                                                7.3%    6.8%    6.4%
====================================================================================================================================

(1) Nonaccrual loans are included in average outstanding balances.
(2) As a percent of average interest-earning assets.
(3) Represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                     1997-Three Months Ended
                                                                    ----------------------------------------
All dollar amounts except per share data are stated in millions.      Dec.     Sept.      June         March          Dec.   Sept.
-----------------------------------------------------------------------------------------------------------------------------------
Finance income                                                      $785.7    $790.0    $729.9        $751.6        $813.5  $755.6
Other interest income                                                  6.6       6.2      15.7           8.3           9.2    12.1
Interest expense                                                     387.3     389.2     361.8         365.1         398.8   384.7
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                                  405.0     407.0     383.8         394.8         423.9   383.0
Provision for credit losses on
   owned receivables                                                 239.2     257.8     251.6         293.4         222.3   169.5
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin after provision
   for credit losses                                                 165.8     149.2     132.2         101.4         201.6   213.5
-----------------------------------------------------------------------------------------------------------------------------------
Securitization income                                                359.1     366.5     344.3         330.7         307.1   282.0
Insurance revenues                                                    72.9      69.6      68.5          65.4          67.5    63.6
Investment income                                                     34.5      32.9      28.9          33.2          25.2    34.8
Fee income                                                           149.8     108.7      77.4          77.4          75.0    62.1
Other income                                                          42.8      48.8      28.6          69.1          37.0    31.5
-----------------------------------------------------------------------------------------------------------------------------------
Total other revenues                                                 659.1     626.5     547.7         575.8         511.8   474.0
-----------------------------------------------------------------------------------------------------------------------------------
Salaries and fringe benefits                                         167.0     168.7     156.2         147.6         154.5   138.1
Occupancy and equipment expense                                       51.4      52.5      50.1          53.9          46.2    48.3
Other marketing expenses                                              95.9      86.5      73.4          81.9          86.9    96.4
Other servicing and administrative expenses                          113.6      92.6      84.6         109.4          94.8    98.0
Amortization of acquired intangibles
   and goodwill                                                       42.1      42.4      37.1          36.8          36.7    35.9
Policyholders' benefits                                               41.9      47.6      48.3          47.0          45.5    57.2
-----------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                             511.9     490.3     449.7         476.6         464.6   473.9
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                           313.0     285.4     230.2         200.6         248.8   213.6
Income taxes                                                          95.4      98.2      79.9          69.1          85.2    73.7
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                          $217.6    $187.2    $150.3        $131.5        $163.6  $139.9
===================================================================================================================================
Basic earnings per share (1),(2)                                    $ 2.00    $ 1.73    $ 1.50        $ 1.32        $ 1.64  $ 1.40
===================================================================================================================================
Diluted earnings per share (1),(2)                                    1.98      1.70      1.48          1.30          1.62    1.38
===================================================================================================================================
Weighted average common and common equivalent
   shares outstanding                                                108.7     108.4      99.4          98.6          98.4    98.2
===================================================================================================================================
Dividends declared                                                  $  .42    $  .42    $  .39        $  .39        $  .39  $  .39
-----------------------------------------------------------------------------------------------------------------------------------


                                                             1996-Three Months Ended
                                                             -----------------------
All dollar amounts except per share data are stated in millions.      June     March
------------------------------------------------------------------------------------
Finance income                                                      $701.3    $679.5
Other interest income                                                 39.0      20.3
Interest expense                                                     383.7     353.4
------------------------------------------------------------------------------------
Net interest margin                                                  356.6     346.4
Provision for credit losses on
   owned receivables                                                 176.5     191.3
------------------------------------------------------------------------------------
Net interest margin after provision
   for credit losses                                                 180.1     155.1
------------------------------------------------------------------------------------
Securitization income                                                280.5     279.4
Insurance revenues                                                    58.4      63.9
Investment income                                                     36.3      56.9
Fee income                                                            53.3      49.9
Other income                                                         138.6      25.3
------------------------------------------------------------------------------------
Total other revenues                                                 567.1     475.4
------------------------------------------------------------------------------------
Salaries and fringe benefits                                         135.0     136.7
Occupancy and equipment expense                                       62.9      52.4
Other marketing expenses                                             100.3      70.8
Other servicing and administrative expenses                          156.4     105.8
Amortization of acquired intangibles
   and goodwill                                                       41.5      29.6
Policyholders' benefits                                               53.2      73.2
------------------------------------------------------------------------------------
Total costs and expenses                                             549.3     468.5
------------------------------------------------------------------------------------
Income before income taxes                                           197.9     162.0
Income taxes                                                          73.3      51.5
------------------------------------------------------------------------------------
Net income                                                          $124.6    $110.5
====================================================================================
Basic earnings per share (1),(2)                                    $ 1.24    $ 1.09
====================================================================================
Diluted earnings per share (1),(2)                                    1.23      1.08
====================================================================================
Weighted average common and common equivalent
   shares outstanding                                                 98.3      98.4
====================================================================================
Dividends declared                                                  $  .34    $  .34
------------------------------------------------------------------------------------


 (1) We adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS No. 128). Under FAS No. 128, basic earnings per common share is computed excluding dilution caused by common stock equivalents such as stock options. Diluted earnings per common share includes the effect of dilutive common stock equivalents. Prior periods have been restated.
 (2) Quarterly earnings per share amounts are computed on the basis of the weighted average number of shares outstanding for each quarter. Changes between quarters in the number of shares outstanding result in the annual computation differing from the aggregate of the quarterly amounts.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

          In millions, except per share data.
          Year ended December 31                                                                           1997      1996      1995
------------------------------------------------------------------------------------------------------------------------------------
          Finance income                                                                               $3,057.2  $2,949.9  $2,878.8
          Other interest income                                                                            36.8      80.6     123.4
          Interest expense                                                                              1,503.4   1,520.6   1,557.1
          --------------------------------------------------------------------------------------------------------------------------
          Net interest margin                                                                           1,590.6   1,509.9   1,445.1
          Provision for credit losses on owned receivables                                              1,042.0     759.6     761.3
          --------------------------------------------------------------------------------------------------------------------------
          Net interest margin after provision for credit losses                                           548.6     750.3     683.8
          --------------------------------------------------------------------------------------------------------------------------
          Securitization income                                                                         1,400.6   1,149.0     873.6
          Insurance revenues                                                                              276.4     253.4     322.1
          Investment income                                                                               129.5     153.2     470.2
          Fee income                                                                                      413.3     240.3     196.4
          Other income                                                                                    189.3     232.4     279.9
          --------------------------------------------------------------------------------------------------------------------------
          Total other revenues                                                                          2,409.1   2,028.3   2,142.2
          --------------------------------------------------------------------------------------------------------------------------
          Salaries and fringe benefits                                                                    639.5     564.3     555.3
          Occupancy and equipment expense                                                                 207.9     209.8     222.1
          Other marketing expenses                                                                        337.7     354.4     249.7
          Other servicing and administrative expenses                                                     400.2     455.0     460.9
          Amortization of acquired intangibles and goodwill                                               158.4     143.7     109.8
          Policyholders' benefits                                                                         184.8     229.1     474.5
          --------------------------------------------------------------------------------------------------------------------------
          Total costs and expenses                                                                      1,928.5   1,956.3   2,072.3
          --------------------------------------------------------------------------------------------------------------------------
          Income before income taxes                                                                    1,029.2     822.3     753.7
          Income taxes                                                                                    342.6     283.7     300.5
          --------------------------------------------------------------------------------------------------------------------------
          Net income                                                                                   $  686.6  $  538.6  $  453.2
----------==========================================================================================================================
EARNINGS PER COMMON SHARE
          Net income                                                                                   $  686.6  $  538.6  $  453.2
          Preferred dividends                                                                             (11.8)    (16.7)    (26.4)
          --------------------------------------------------------------------------------------------------------------------------
          Earnings available to common shareholders                                                    $  674.8  $  521.9  $  426.8
          ==========================================================================================================================
          Average common and common equivalent shares                                                     103.8      98.3      99.1
          --------------------------------------------------------------------------------------------------------------------------
          Basic earnings per common share                                                              $   6.59  $   5.37  $   4.38
          --------------------------------------------------------------------------------------------------------------------------
          Diluted earnings per common share                                                            $   6.50  $   5.31  $   4.31
          --------------------------------------------------------------------------------------------------------------------------

       The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
            CONSOLIDATED BALANCE SHEETS

            In millions, except share data.
            At December 31                                                                       1997       1996
----------------------------------------------------------------------------------------------------------------
ASSETS
            Cash                                                                            $   280.4  $   239.2
            Investment securities                                                             2,285.6    2,282.0
            Receivables, net                                                                 23,862.7   24,244.8
            Acquired intangibles and goodwill, net                                            1,754.7      969.4
            Properties and equipment, net                                                       309.4      353.1
            Real estate owned                                                                   127.3      136.6
            Other assets                                                                      1,682.5    1,369.4
----------------------------------------------------------------------------------------------------------------
            Total assets                                                                    $30,302.6  $29,594.5
------------====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
            Debt:
              Deposits                                                                      $ 1,788.9  $ 2,365.1
              Commercial paper, bank and other borrowings                                     6,081.0    6,428.1
              Senior and senior subordinated debt (with original maturities over one year)   14,849.0   14,802.0
----------------------------------------------------------------------------------------------------------------
            Total debt                                                                       22,718.9   23,595.2
            Insurance policy and claim reserves                                               1,257.2    1,205.3
            Other liabilities                                                                 1,485.3    1,472.8
----------------------------------------------------------------------------------------------------------------
            Total liabilities                                                                25,461.4   26,273.3
            Company obligated mandatorily redeemable
              preferred securities of subsidiary trusts (Note 9)*                               175.0      175.0
            Preferred stock (Note 10)                                                           150.0      205.0
            Common shareholders' equity:
              Common stock, $1.00 par value, 250,000,000 and 150,000,000 shares authorized, 124,331,175 and 115,231,175 shares issued
                at December 31, 1997 and 1996, respectively                                     124.3      115.2
              Additional paid-in capital                                                      1,531.8      397.3
              Retained earnings                                                               3,582.1    3,076.8
              Foreign currency translation adjustments                                         (128.3)    (126.7)
              Unrealized gain (loss) on investments, net                                          3.6      (12.9)
              Less common stock in treasury, 17,173,143 and 18,165,921 shares
                at December 31, 1997 and 1996, respectively, at cost                           (597.3)    (508.5)
----------------------------------------------------------------------------------------------------------------
            Total common shareholders' equity                                                 4,516.2    2,941.2
----------------------------------------------------------------------------------------------------------------
            Total liabilities and shareholders' equity                                      $30,302.6  $29,594.5
================================================================================================================

*The sole assets of the two trusts are Junior Subordinated Deferrable Interest Notes issued by Household International, Inc. in June 1996 and June 1995, bearing interest at 8.70 and 8.25 percent, respectively, with principal balances of $103.1 and $77.3 million, respectively, and due June 30, 2036 and June 30, 2025, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

            In  millions.
            Year ended December 31                                                                      1997        1996       1995
------------------------------------------------------------------------------------------------------------------------------------
Cash Provided by Operations
            Net income                                                                            $    686.6  $    538.6  $   453.2
            Adjustments to reconcile net income to net cash provided by operations:
              Provision for credit losses on owned receivables                                       1,042.0       759.6      761.3
              Insurance policy and claim reserves                                                      107.7        44.3      404.7
              Depreciation and amortization                                                            256.7       240.5      263.7
              Net realized gains from sales of assets                                                 (102.5)     (137.3)    (188.7)
              Deferred income tax provision                                                            147.4       (83.6)      (2.5)
              Other, net                                                                              (337.3)      263.7     (319.2)
            ------------------------------------------------------------------------------------------------------------------------
            Cash provided by operations                                                              1,800.6     1,625.8    1,372.5
------------------------------------------------------------------------------------------------------------------------------------
Investments in Operations
            Investment securities available-for-sale:
              Purchased                                                                             (1,557.3)   (2,206.5)  (4,299.3)
              Matured                                                                                  322.1       851.0      902.1
              Sold                                                                                   1,373.5     2,647.0    3,081.1
            Investment securities held-to-maturity:
              Purchased                                                                                    -           -     (558.7)
              Matured                                                                                      -           -      465.1
              Sold                                                                                         -           -       34.2
            Short-term investment securities, net change                                               (49.0)      117.2      348.5
            Receivables:
              Originations, net                                                                    (27,510.7)  (28,308.6) (24,311.7)
              Purchased                                                                             (1,189.6)   (5,087.6)  (2,279.1)
              Sold                                                                                  31,013.2    29,995.9   24,385.8
            Purchase of Transamerica Financial Services Holding Company capital stock               (1,065.0)          -          -
            Disposition of consumer banking operations:
              Assets sold, net                                                                             -       472.3      975.6
              Deposits and other liabilities sold, net                                                     -    (2,809.8)  (4,061.9)
            Disposition of product lines of life insurance business                                        -           -      575.0
            (Acquisition) disposition of portfolios, net                                                   -      (640.7)     (58.7)
            Properties and equipment purchased                                                         (65.1)      (97.1)     (76.4)
            Properties and equipment sold                                                                8.6        14.9       35.9
            ------------------------------------------------------------------------------------------------------------------------
            Cash increase (decrease) from investments in operations                                  1,280.7    (5,052.0)  (4,842.5)
------------------------------------------------------------------------------------------------------------------------------------
Financing and Capital Transactions
            Short-term debt and demand deposits, net change                                           (494.3)     (176.8)   1,956.7
            Time certificates, net change                                                             (438.2)      395.0      728.8
            Senior and senior subordinated debt issued                                               4,900.5     7,596.3    3,258.0
            Senior and senior subordinated debt retired                                             (4,832.9)   (4,068.8)  (2,414.4)
            Repayment of Transamerica Financial Services Holding Company debt                       (2,795.0)          -          -
            Policyholders' benefits paid                                                              (123.5)     (512.4)    (805.3)
            Cash received from policyholders                                                            98.0       258.5      669.0
            Shareholders' dividends                                                                   (181.3)     (158.4)    (154.0)
            Issuance of company obligated mandatorily redeemable
             preferred securities of subsidiary trusts                                                     -       100.0       75.0
            Redemption of preferred stock                                                              (55.0)          -     (115.0)
            Purchase of treasury stock                                                                (155.7)      (56.7)     (59.7)
            Issuance of common stock                                                                 1,022.3        15.2       24.7
            ------------------------------------------------------------------------------------------------------------------------
            Cash increase (decrease) from financing and capital transactions                        (3,055.1)    3,391.9    3,163.8
            ------------------------------------------------------------------------------------------------------------------------
            Effect of exchange rate changes on cash                                                     15.0         3.1       35.4
            ------------------------------------------------------------------------------------------------------------------------
            Increase (decrease) in cash                                                                 41.2       (31.2)    (270.8)
            Cash at January 1                                                                          239.2       270.4      541.2
            ------------------------------------------------------------------------------------------------------------------------
            Cash at December 31                                                                    $   280.4  $    239.2   $  270.4
            ========================================================================================================================
            Supplemental Cash Flow Information:
            Interest paid                                                                         $  1,501.1  $  1,555.4  $ 1,508.2
            Income taxes paid                                                                          127.2       321.9      171.0
            ------------------------------------------------------------------------------------------------------------------------
            Supplemental Non-Cash Investing and Financing Activities:
            Common stock issued for acquisition                                                   $    157.3           -          -
            ------------------------------------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
               -----------------------------------------------------------------
               Consolidated Statements of Changes in Preferred
               Stock and Common Shareholders' Equity

                                                                                                         Common Shareholders' Equity
                                                                                     -----------------------------------------------
                                                                                            Additional                  Total Common
                                                                          Preferred  Common    Paid-in  Retained       Shareholders'
               All amounts except per share data are stated in millions.      Stock   Stock    Capital  Earnings  Other(1)    Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                                $ 320.0  $115.0   $  362.1  $2,397.4  $(674.1) $2,200.4
               Net income                                                                                  453.2              453.2
               Cash dividends-preferred at stated rates                                                    (26.5)             (26.5)
               Cash dividends-common, $1.31 per share                                                     (127.5)            (127.5)
               Foreign currency translation adjustments                                                              (3.5)     (3.5)
               Conversion of preferred stock                                             .2        3.4                          3.6
               Exercise of stock options                                                           6.6               21.7      28.3
               Issuance of common stock                                                           11.3               13.4      24.7
               Purchase of treasury stock                                                                           (59.7)    (59.7)
               Redemption of preferred stock                                 (115.0)
               Unrealized gain on investments, net                                                                  197.9     197.9
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                                  205.0   115.2      383.4   2,696.6   (504.3)  2,690.9
               Net income                                                                                  538.6              538.6
               Cash dividends-preferred at stated rates                                                    (16.7)             (16.7)
               Cash dividends-common, $1.46 per share                                                     (141.7)            (141.7)
               Foreign currency translation adjustments                                                                .4        .4
               Exercise of stock options                                                           6.5               11.9      18.4
               Issuance of common stock                                                            7.4                7.8      15.2
               Purchase of treasury stock                                                                           (56.7)    (56.7)
               Unrealized loss on investments, net                                                                 (107.2)   (107.2)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                                  205.0   115.2      397.3   3,076.8   (648.1)  2,941.2
               Net income                                                                                  686.6              686.6
               Cash dividends-preferred at stated rates                                                    (11.8)             (11.8)
               Cash dividends-common, $1.62 per share                                                     (169.5)            (169.5)
               Foreign currency translation adjustments                                                              (1.6)     (1.6)
               Exercise of stock options                                                          14.7               16.2      30.9
               Issuance of common stock                                                 9.1    1,000.8               12.4   1,022.3
               Purchase of treasury stock, net                                                   119.0             (117.4)      1.6
               Redemption of preferred stock                                  (55.0)
               Unrealized gain on investments, net                                                                   16.5      16.5
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                                $ 150.0  $124.3   $1,531.8  $3,582.1  $(722.0) $4,516.2
               =====================================================================================================================

               (1)At December 31, 1997, 1996, 1995 and 1994 items in the other column include cumulative adjustments for: foreign currency translation adjustments of $(128.3), $(126.7), $(127.1) and $(123.6) million, respectively; common stock in treasury of $(597.3), $(508.5), $(471.5) and $(446.9) million, respectively;
               and unrealized gains (losses) on marketable equity securities and available-for-sale investments of $3.6, $(12.9), $94.3 and $(103.6) million, respectively. The gross unrealized gain (loss) on available- for-sale investments at December 31, 1997, 1996 and 1995 of $5.1, $(19.8) and $142.6 million, respectively, is recorded net of income taxes (benefit) of $1.5, $(6.9) and $48.3 million, respectively.

                                                                                                                        Common Stock
                                                                                    ------------------------------------------------
               Shares Outstanding                                Preferred Stock         Issued      In Treasury     Net Outstanding
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                                           1,850,000    115,008,739      (18,406,141)        96,602,598
               Exercise of common stock options                                                          812,576            812,576
               Conversion of $6.25 preferred stock                                      222,436                             222,436
               Issuance of common stock                                                                  523,919            523,919
               Purchase of treasury stock                                                             (1,000,000)        (1,000,000)
               Redemption of preferred stock                          (1,150,000)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                             700,000    115,231,175      (18,069,646)        97,161,529
               Exercise of common stock options                                                          463,212            463,212
               Issuance of common stock                                                                  281,513            281,513
               Purchase of treasury stock                                                               (841,000)          (841,000)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                             700,000    115,231,175      (18,165,921)        97,065,254
               Exercise of common stock options                                                          539,557            539,557
               Issuance of common stock                                               9,100,000          453,246          9,553,246
               Issuance of common stock-ACC                                                            1,367,275          1,367,275
               Purchase of treasury stock                                                             (1,367,300)        (1,367,300)
               Redemption of preferred stock                            (550,000)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                             150,000    124,331,175      (17,173,143)       107,158,032
               =====================================================================================================================

               The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Household International, Inc. and subsidiaries (the "company") is a leading provider of consumer lending products to middle-market customers in the United States, United Kingdom and Canada, with $45.4 billion of managed receivables at December 31, 1997. The company's lending products include: home equity loans, auto finance loans, MasterCard* and Visa* and private label credit cards, and other unsecured loans. The company also offers credit and specialty insurance in the United States, United Kingdom and Canada. The company also has traditional first mortgages, commercial loans and leases, periodic payment annuities, and corporate owned life insurance products which it no longer offers.

--------------------------------------------------------------------------------
1. SUMMARY OF
   SIGNIFICANT
   ACCOUNTING
   POLICIES

BASIS OF PRESENTATION   The consolidated financial statements include the
accounts of Household International, Inc. and all subsidiaries. All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year's presentation.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT SECURITIES   The company maintains investment portfolios in both its
noninsurance and insurance operations. These portfolios are comprised primarily of debt securities. The company's entire investment securities portfolio was classified as available-for-sale at December 31, 1997 and 1996. Available-for-sale investments are intended to be invested for an indefinite period but may be sold in response to events reasonably expected in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity, net of income taxes. Any decline in the fair value of investments which is deemed to be other than temporary is charged against current earnings.
     Cost of investment securities sold is determined using the specific identification method. Interest income earned on the noninsurance investment portfolio is classified in the statements of income in net interest margin. Realized gains and losses from the investment portfolio and investment income from the insurance portfolio are recorded in investment income. Accrued investment income is classified with investment securities.

RECEIVABLES   Receivables are carried at amortized cost. The company
periodically sells receivables from its home equity, auto finance, MasterCard and Visa, private label and other unsecured portfolios. Because these receivables were originated with variable rates of interest or rates comparable to those currently offered by the company, carrying value approximates fair value.
     Finance income is recognized using the effective yield method.
Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. Annual fees are netted with direct lending costs associated with the issuance of MasterCard and Visa receivables and are deferred and amortized on a straight-line basis over one year. Net deferred lending costs (fees) related to these receivables totaled $7.8 and $(5.7) million at December 31, 1997 and 1996, respectively. Premiums and discounts on purchased receivables are recognized as adjustments of the yield of the related receivables.
     Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets, since payments on such policies generally are used to reduce outstanding receivables.

PROVISION AND CREDIT LOSS RESERVES   Provision for credit losses on owned
receivables is made in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses of principal and interest in the existing owned portfolio. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience. For commercial loans, probable losses are calculated using estimates of amounts and timing of future cash flows expected to be received on loans. In addition, general loss reserves on consumer and commercial receivables are maintained to reflect management's judgment of portfolio risk factors. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside the company's control, such as consumer payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.
     The company's chargeoff policy for consumer receivables varies by product. Receivables are written off, or for



*MasterCard and Visa are registered trademarks of MasterCard International, Incorporated and VISA USA, Inc., respectively.

--------------------------------------------------------------------------------
secured products written down to net realizable value, at the following stages of contractual delinquency: auto finance-5 months; first mortgage, home equity and MasterCard and Visa-6 months; private label-9 months; and other unsecured-9 months and no payment received in 6 months. Commercial receivables are written off when it becomes apparent that an account is uncollectible.

NONACCRUAL LOANS Nonaccrual loans are loans on which accrual of interest has been suspended. Interest income is suspended on all loans when principal or interest payments are more than three months contractually past due, except for MasterCard and Visa and private label credit cards and auto finance receivables. On credit card receivables, interest continues to accrue until the receivable is charged off. On auto finance receivables, accrual of interest income is discontinued when payments are more than two months contractually past due. There were no commercial loans at December 31, 1997 which were 90 days or more past due which remained on accrual status. Accrual of income on nonaccrual consumer receivables is not resumed until such receivables become less than three months contractually past due (two months for auto finance receivables). Accrual of income on nonaccrual commercial loans is not resumed until such loans become contractually current. Cash payments received on nonaccrual commercial loans are either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal.

RECEIVABLES SOLD AND SERVICED WITH LIMITED RECOURSE AND SECURITIZATION INCOME Certain home equity, auto finance, MasterCard and Visa, private label and other unsecured receivables have been securitized and sold to investors with limited recourse. The servicing rights to these receivables have been retained by the company. Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the lives of the receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables sold and securities issued, delinquency of receivables sold, servicing fees, operating expenses and other factors. The resulting gain is adjusted by establishing a reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying consolidated statements of income as securitization income. Unamortized securitization assets are reviewed for impairment whenever events indicate that the carrying value may not be recovered.
     Effective January 1, 1997, the company adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS No. 125"), which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities based on a derecognition approach that focuses on control of the assets and extinguishment of the liabilities. The statement was effective for securitization transactions occurring subsequent to December 31, 1996. The adoption of FAS No. 125 did not have a material impact on the company's consolidated financial statements.

PROPERTIES AND EQUIPMENT Properties and equipment, which include leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization of $412.3 and $432.6 million at December 31, 1997 and 1996, respectively. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

REPOSSESSED COLLATERAL Real estate owned is valued at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and reduced, if appropriate. Costs of holding real estate, and related gains and losses on disposition, are credited or charged to operations as incurred.
     Vehicles acquired for nonpayment of indebtedness are recorded at the lower of the estimated fair market value or the outstanding receivable balance. Such assets are generally sold within 60 days of repossession and any difference between the sales price, net of expenses, and the carrying value is credited or charged to operations as incurred.

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

ACQUIRED INTANGIBLES AND GOODWILL Acquired intangibles consist of acquired credit card relationships which are amortized on a straight-line basis over their estimated remaining lives, not to exceed 10 years.
     Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (Continued)


from business combinations and is amortized over 25 years on a straight-line basis. Goodwill is reviewed for impairment whenever events indicate that the carrying amount may not be recoverable.

TREASURY STOCK   The company accounts for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Treasury stock reissued is removed from the accounts at average cost.

INTEREST RATE CONTRACTS   The nature and composition of the company's assets and
liabilities and off-balance sheet items expose the company to interest rate risk. The company enters into a variety of interest rate contracts for managing its interest rate exposure. Interest rate swaps are the principal vehicle used to manage interest rate risk; however, interest rate futures, options, caps and floors, and forward contracts also are utilized. The company also has entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.
     Interest rate swaps are designated, and effective, as synthetic alterations of specific assets or liabilities (or specific groups of assets or liabilities) and off-balance sheet items. The interest rate differential to be paid or received on these contracts is accrued and included in net interest margin in the statements of income. Interest rate futures, forwards, options, and caps and floors used in hedging the company's exposure to interest rate fluctuations are designated, and effective, as hedges of balance sheet items.
     Correlation between all interest rate contracts and the underlying asset, liability or off-balance sheet item is direct because the company uses interest rate contracts which mirror the underlying item being hedged/ synthetically altered. If correlation between the hedged/ synthetically altered item and related interest rate contract would cease to exist, the interest rate contract would be recorded at fair value and the associated unrealized gain or loss would be included in net interest margin, with any future realized and unrealized gains or losses recorded in other income.
     Interest rate contracts are recorded at amortized cost. If interest rate contracts are terminated early, the realized gains and losses are deferred and amortized over the life of the hedged/synthetically altered item as adjustments to net interest margin. These deferred gains and losses are recorded on the accompanying consolidated balance sheets as adjustments to the carrying value of the hedged items. In circumstances where the underlying assets or liabilities are sold, any remaining carrying value adjustments or cumulative change in value on any open positions are recognized immediately as a component of the gain or loss upon disposition. Any remaining interest rate contracts previously designated to the sold hedged/synthetically altered item are recorded at fair value with realized and unrealized gains and losses included in other income.

FOREIGN CURRENCY TRANSLATION   Foreign subsidiary assets and liabilities are
located in the United Kingdom and Canada. The functional currency for each subsidiary is its local currency. Assets and liabilities of these subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. Resulting translation adjustments are accumulated as a separate component of common shareholders' equity.
     The company enters into forward exchange contracts to hedge its investment in foreign subsidiaries. After-tax gains and losses on contracts to hedge foreign currency fluctuations are included in the foreign currency translation adjustment in common shareholders' equity. Effects of foreign currency translation in the statements of cash flows are offset against the cumulative foreign currency adjustment, except for the impact on cash. Foreign currency transaction gains and losses are included in income as they occur.

STOCK-BASED COMPENSATION   The company accounts for stock option and stock
purchase plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense is recognized for stock options issued or for stock issued under its employee stock purchase plan.

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

--------------------------------------------------------------------------------
2. BUSINESS
COMBINATIONS

On June 23, 1997, Household International and a wholly-owned subsidiary of Household Finance Corporation (a wholly-owned subsidiary of Household International) acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"), the branch-based consumer finance subsidiary of Transamerica Corporation ("TA"). The company paid $1.1 billion for the stock of TFS and repaid approximately $2.8 billion of TFS debt owed to affiliates of TA. The acquisition added approximately $3.2 billion of receivables, of which approximately $3.1 billion were home equity loans secured primarily by home mortgages. The acquisition of TFS was accounted for as a purchase, and accordingly, earnings from TFS' operations have been included in the company's results of operations from June 24, 1997. The acquisition of TFS was not material to the company's consolidated financial statements.
     In June 1997, the company completed a public underwritten offering of 9.1 million shares of its common stock for approximately $1.0 billion. Net proceeds from the offering were used to repay certain short-term borrowings in connection with the acquisition of TFS.
     On October 21, 1997, Household International and a wholly-owned subsidiary acquired the capital stock of ACC Consumer Finance Corporation ("ACC"), a non-prime auto finance company, for approximately 1.4 million shares of common stock and cash. The acquisition of ACC was accounted for as a purchase, and accordingly, earnings from ACC's operations have been included in the company's results of operations from October 22, 1997. The acquisition of ACC was not material to the company's consolidated financial statements.

--------------------------------------------------------------------------------

3. INVESTMENT
SECURITIES

    In millions.
    At December 31                                           1997      1996
    ----------------------------------------------------------------------------
    Available-For-Sale Investments
    Marketable equity securities                        $   131.9  $  213.1
    Corporate debt securities                             1,251.6   1,070.5
    U.S. government and federal agency debt securities      220.4     277.7
    Other                                                   653.1     690.5
    ----------------------------------------------------------------------------
    Subtotal                                              2,257.0   2,251.8
    ----------------------------------------------------------------------------
    Accrued investment income                                28.6      30.2
    ----------------------------------------------------------------------------
    Total investment securities                          $2,285.6  $2,282.0
    ============================================================================


Proceeds from the sale of available-for-sale investments totaled approximately $1.4, $2.6 and $3.1 billion in 1997, 1996 and 1995, respectively. Gross gains of $20.6, $23.0 and $18.4 million and gross losses of $2.9, $4.3 and $4.9 million in 1997, 1996 and 1995, respectively, were realized on those sales.
     The gross unrealized gains (losses) of investment securities were as follows:

                                                                                 1997                                          1996
                               ------------------------------------------------------   --------------------------------------------
                                                  Gross          Gross                                  Gross       Gross
In millions.                   Amortized     Unrealized     Unrealized           Fair   Amortized  Unrealized  Unrealized      Fair
At December 31                      Cost          Gains         Losses          Value        Cost       Gains      Losses     Value
------------------------------------------------------------------------------------------------------------------------------------
Available-For-Sale Investments
Marketable equity
   securities                   $  128.4          $ 3.7        $  (.2)       $  131.9    $  212.7       $ 1.9     $ (1.5)  $  213.1
Corporate debt securities        1,238.3           30.4         (17.1)        1,251.6     1,081.4        17.0      (27.9)   1,070.5
U.S. government and federal
   agency debt securities          232.1            1.4         (13.1)          220.4       287.0         1.1      (10.4)     277.7
Other                              653.1              -             -           653.1       690.5           -          -      690.5
------------------------------------------------------------------------------------------------------------------------------------
Total available-for-sale
   investments                  $2,251.9          $35.5        $(30.4)       $2,257.0    $2,271.6       $20.0     $(39.8)  $2,251.8
====================================================================================================================================



See Note 12, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Contractual maturities of and yields on investments in debt securities were as follows:

                                                                                             U.S. Government and Federal

                                                          Corporate Debt Securities               Agency Debt Securities
                                            ---------------------------------------  -----------------------------------
All dollar amounts are stated in millions.  Amortized           Fair                 Amortized         Fair
At December 31, 1997                             Cost          Value         Yield*       Cost        Value       Yield*
------------------------------------------------------------------------------------------------------------------------
Due within 1 year                            $  173.5       $  173.2           6.21%    $ 19.4       $ 19.4         5.35%
After 1 but within 5 years                       78.1           79.0           6.82       29.4         29.9         6.07
After 5 but within 10 years                     212.0          214.4           6.76       50.5         50.0         5.72
After 10 years                                  774.7          785.0           7.65      132.8        121.1         6.49
------------------------------------------------------------------------------------------------------------------------
Total                                        $1,238.3       $1,251.6           7.25%    $232.1       $220.4         6.17%
========================================================================================================================


* Computed by dividing annualized interest by the amortized cost of the respective investment securities.

--------------------------------------------------------------------------------
4. RECEIVABLES

   In millions.
   At December 31                                                                                      1997         1996
------------------------------------------------------------------------------------------------------------------------
First mortgage                                                                                    $   396.6    $   725.6
Home equity                                                                                         7,933.2      3,647.9
Auto finance(1)                                                                                       487.5           --
MasterCard/Visa                                                                                     5,927.3      8,587.7
Private label                                                                                       4,682.9      5,070.0
Other unsecured                                                                                     3,609.3      5,098.0
Commercial                                                                                            774.2        937.8
------------------------------------------------------------------------------------------------------------------------
Total owned receivables                                                                            23,811.0     24,067.0
Accrued finance charges                                                                               377.5        397.6
Credit loss reserve for owned receivables                                                          (1,082.2)      (900.2)
Unearned credit insurance premiums and claims reserves                                               (228.4)      (184.6)
Amounts due and deferred from receivables sales                                                     1,847.1      1,561.0
Reserve for receivables serviced with limited recourse                                               (862.3)      (696.0)
------------------------------------------------------------------------------------------------------------------------
Total owned receivables, net                                                                       23,862.7     24,244.8
Receivables serviced with limited recourse                                                         21,565.8     18,526.4
------------------------------------------------------------------------------------------------------------------------
Total managed receivables, net                                                                    $45,428.5    $42,771.2
========================================================================================================================


(1) Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

Foreign receivables included in owned receivables were as follows:

                                                                          United Kingdom                          Canada
In millions.                                                          ------------------           ---------------------
At December 31                                                            1997      1996               1997         1996
------------------------------------------------------------------------------------------------------------------------
First mortgage                                                        $    3.1   $   3.7           $    7.8     $   22.1
Home equity                                                              157.5     159.9              321.7        324.9
MasterCard/Visa                                                          651.6     581.2                  -            -
Private label                                                            778.1     691.3              539.5        571.7
Other unsecured                                                          729.5     636.7              387.5        364.8
Commercial                                                                   -         -               18.7         43.2
------------------------------------------------------------------------------------------------------------------------
Total                                                                 $2,319.8  $2,072.8           $1,275.2     $1,326.7
========================================================================================================================

--------------------------------------------------------------------------------
Foreign managed receivables represented 10 percent of total managed receivables at December 31, 1997 and 1996.
     The company has securitized certain receivables which it services with limited recourse. Securitizations of receivables, including replenishments of certificateholder interests, were as follows:

In millions.
Year ended December 31                     1997          1996          1995
---------------------------------------------------------------------------
Home equity                           $   312.6     $ 1,755.8     $ 1,135.2
MasterCard/Visa                        23,439.6      22,828.3      20,181.2
Private label                           2,270.2         697.4         644.0
Other unsecured                         2,912.2       2,851.2       1,535.3
---------------------------------------------------------------------------
Total                                 $28,934.6     $28,132.7     $23,495.7
===========================================================================

The outstanding balance of receivables serviced with limited recourse consisted of the following:

In millions.
At December 31                                           1997          1996
---------------------------------------------------------------------------
Home equity                                        $  3,125.9     $ 4,337.5
Auto finance(1)                                         395.9             -
MasterCard/Visa                                      12,337.0      10,149.7
Private label                                         1,025.0         517.0
Other unsecured                                       4,682.0       3,522.2
---------------------------------------------------------------------------
Total                                               $21,565.8     $18,526.4
===========================================================================


(1)Auto finance receivables were previously securitized by ACC before its acquisition in October 1997.


At December 31, 1997, the expected weighted average remaining life of these securitization transactions was 2.3 years.
     The combination of receivables owned and receivables serviced with limited recourse, which the company considers its managed portfolio, is shown below:

In millions.
At December 31                                           1997          1996
---------------------------------------------------------------------------
First mortgage                                      $   396.6     $   725.6
Home equity                                          11,059.1       7,985.4
Auto finance(1)                                         883.4             -
MasterCard/Visa                                      18,264.3      18,737.4
Private label                                         5,707.9       5,587.0
Other unsecured                                       8,291.3       8,620.2
Commercial                                              774.2         937.8
---------------------------------------------------------------------------
Managed receivables                                 $45,376.8     $42,593.4
===========================================================================


(1) Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.


At December 31, 1997 and 1996, the amounts due and deferred from receivables sales of $1,847.1 and $1,561.0 million, respectively, included unamortized securitization assets and funds established pursuant to the recourse provisions for certain sales totaling $1,716.2 and $1,235.4 million, respectively. The amounts due and deferred also included customer payments not yet remitted by the securitization trustee to the company of $107.2 and $86.6 million at December 31, 1997 and 1996, respectively. The company made guarantees relating to certain securitizations of $90.2 million plus unpaid interest at December 31, 1996. The company made no such guarantees at December 31, 1997. The company has subordinated interests in certain transactions, which were recorded as receivables, of $1,098.1 and $485.0 million at December 31, 1997 and 1996, respectively. The company has agreements with a "AAA"-rated third party who will indemnify the company for up to $21.2 million in losses related to certain securitization transactions. The company maintains credit loss reserves pursuant to the recourse provisions for receivables serviced with limited recourse which are based on estimated probable losses under such provisions. These reserves totaled $862.3 and $696.0 million at December 31, 1997 and 1996, respectively, and represent the company's best estimate of probable losses on receivables serviced with limited recourse.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (Continued)


The providers of the credit enhancements have no recourse to the company. The company maintains facilities with third parties which provide for the securitization of receivables on a revolving basis totaling $6.6 billion through the issuance of commercial paper. These facilities were fully utilized at December 31, 1997. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.
     Contractual maturities of owned receivables were as follows:


In millions.
At December 31, 1997              1998         1999      2000      2001      2002  Thereafter      Total
--------------------------------------------------------------------------------------------------------
First mortgage                $   17.6     $    3.3  $    1.0  $    1.5  $    1.7    $  371.5  $   396.6
Home equity                    2,305.9      1,520.2   1,083.9     790.9     586.5     1,645.8    7,933.2
Auto finance                      79.8         94.2     106.5     110.0      84.1        12.9      487.5
MasterCard/Visa                  701.3        614.5     484.0     421.4     351.9     3,354.2    5,927.3
Private label                  1,223.9        587.8     386.6     276.0     224.2     1,984.4    4,682.9
Other unsecured                1,309.6        645.7     448.9     310.0     200.3       694.8    3,609.3
Commercial                       175.6         65.1      31.6      53.5      30.1       418.3      774.2
--------------------------------------------------------------------------------------------------------
Total                         $5,813.7     $3,530.8  $2,542.5  $1,963.3  $1,478.8    $8,481.9  $23,811.0
========================================================================================================


A substantial portion of consumer receivables, based on the company's experience, will be renewed or repaid prior to contractual maturity. The above maturity schedule should not be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding MasterCard and Visa receivables, approximated 44 and 40 percent in 1997 and 1996, respectively.
     The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

                                                         Over 1
In millions.                                         But Within      Over
At December 31, 1997                                    5 years   5 years
-------------------------------------------------------------------------
Receivables at predetermined interest rates            $5,870.5  $4,125.9
Receivables at floating or adjustable rates             3,644.9   4,356.0
-------------------------------------------------------------------------
Total                                                  $9,515.4  $8,481.9
=========================================================================


Nonaccrual owned consumer receivables totaled $516.6 and $421.8 million at December 31, 1997 and 1996, respectively, including $109.7 and $106.6 million, respectively, relating to foreign operations. Interest income that would have been recorded in 1997 and 1996 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $75.3 and $60.2 million, respectively, including $18.8 and $18.4 million, respectively, relating to foreign operations. Interest income that was included in net income for 1997 and 1996, prior to these loans being placed on nonaccrual status, was approximately $41.6 and $32.1 million, respectively, including $8.9 and $8.4 million, respectively, relating to foreign operations.
     For an analysis of reserves for credit losses, see pages 32 and 33.

--------------------------------------------------------------------------------
5. DEPOSITS

                                                                                                 1997                         1996
                                                                            -------------------------      -----------------------
All dollar amounts are stated in millions.                                                   Weighted                     Weighted
At December 31                                                                Amount     Average Rate        Amount   Average Rate
----------------------------------------------------------------------------------------------------------------------------------
DOMESTIC
Time certificates                                                           $  837.8              7.1%     $1,257.6            7.0%
Savings accounts                                                               135.9              5.0         165.1            4.7
Demand accounts                                                                 22.8                -          78.5              -
----------------------------------------------------------------------------------------------------------------------------------
Total domestic deposits                                                        996.5              6.6       1,501.2            6.4
----------------------------------------------------------------------------------------------------------------------------------
FOREIGN
Time certificates                                                              258.1              7.6         377.6            6.3
Savings accounts                                                               446.4              6.7         389.1            6.2
Demand accounts                                                                 87.9              6.3          97.2            5.8
----------------------------------------------------------------------------------------------------------------------------------
Total foreign deposits                                                         792.4              6.9         863.9            6.2
----------------------------------------------------------------------------------------------------------------------------------
Total deposits                                                              $1,788.9              6.8%     $2,365.1            6.3%
==================================================================================================================================

Average deposits and related weighted average interest rates for 1997, 1996 and 1995 were as follows:

                                                                  1997                           1996                         1995
                                               -----------------------      -------------------------      -----------------------
All dollar amounts are stated in millions.      Average       Weighted       Average         Weighted       Average       Weighted
At December 31                                 Deposits   Average Rate      Deposits     Average Rate      Deposits   Average Rate
----------------------------------------------------------------------------------------------------------------------------------
DOMESTIC
Time certificates                              $1,096.2            6.9%     $1,908.2              6.7%     $3,015.2            6.2%
Savings and demand accounts                       470.0            1.6       1,154.6              2.5       2,667.9            3.1
----------------------------------------------------------------------------------------------------------------------------------
Total domestic deposits                         1,566.2            5.3       3,062.8              5.1       5,683.1            4.7
----------------------------------------------------------------------------------------------------------------------------------
FOREIGN
Time certificates                                 277.3            6.8         381.6              6.2       1,052.3            7.4
Savings and demand accounts                       537.4            5.8         445.5              5.2         308.8            6.2
----------------------------------------------------------------------------------------------------------------------------------
Total foreign deposits                            814.7            6.1         827.1              5.7       1,361.1            7.1
----------------------------------------------------------------------------------------------------------------------------------
Total deposits                                 $2,380.9            5.6%     $3,889.9              5.3%     $7,044.2            5.1%
==================================================================================================================================

Interest expense on deposits was $132.5, $204.6 and $362.7 million for 1997, 1996 and 1995, respectively. Interest expense on domestic deposits was $82.6, $157.6 and $265.9 million for 1997, 1996 and 1995, respectively.
     Maturities of time certificates in amounts of $100,000 or more were:



In millions.
At December 31, 1997                                                                         Domestic       Foreign          Total
----------------------------------------------------------------------------------------------------------------------------------
3 months or less                                                                                 $2.9        $   .2         $  3.1
Over 3 months through 6 months                                                                      -             -              -
Over 6 months through 12 months                                                                     -             -              -
Over 12 months                                                                                     .5         244.7          245.2
----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                            $3.4        $244.9         $248.3
==================================================================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (Continued)


Contractual maturities of time certificates within each interest rate range were as follows:

All dollar amounts are stated in millions.
At December 31, 1997                        1998        1999         2000          2001        2002  Thereafter       Total
---------------------------------------------------------------------------------------------------------------------------
INTEREST RATE
      < 4.00%                             $  3.5      $   .9           --            --          --          --    $    4.4
4.00% - 5.99%                               59.5        56.6           --        $  6.6          --          --       122.7
6.00% - 7.99%                               96.3       258.7       $168.7         303.9          --       $75.4       903.0
8.00% - 9.99%                                4.4         6.5         54.5            --          --          .4        65.8
---------------------------------------------------------------------------------------------------------------------------
Total                                     $163.7      $322.7       $223.2        $310.5          --       $75.8    $1,095.9
===========================================================================================================================

--------------------------------------------------------------------------------
6. COMMERCIAL
   PAPER, BANK
   AND OTHER
   BORROWINGS

                                                                                                      Bank and
All dollar amounts are stated in millions.                                           Commercial          Other
At December 31                                                                           Paper*     Borrowings        Total
---------------------------------------------------------------------------------------------------------------------------
1997
Balance                                                                                $5,294.2       $  786.8     $6,081.0
Highest aggregate month-end balance                                                                                 7,838.6
Average borrowings                                                                      5,486.2          948.7      6,434.9
Weighted average interest rate:
  At year end                                                                               5.7%           7.5%         6.0%
  Paid during year                                                                          5.6            6.3          5.7
---------------------------------------------------------------------------------------------------------------------------
1996
Balance                                                                                $5,418.7       $1,009.4     $6,428.1
Highest aggregate month-end balance                                                                                 7,611.1
Average borrowings                                                                      5,334.2        1,147.4      6,481.6
Weighted average interest rate:
  At year end                                                                               5.4%           7.6%         5.7%
  Paid during year                                                                          5.4            7.2          5.7
---------------------------------------------------------------------------------------------------------------------------
1995
Balance                                                                                $4,598.5       $2,060.9     $6,659.4
Highest aggregate month-end balance                                                                                 7,350.5
Average borrowings                                                                      4,551.1        1,565.1      6,116.2
Weighted average interest rate:
  At year end                                                                               5.8%           6.9%         6.2%
  Paid during year                                                                          6.0            7.4          6.4
---------------------------------------------------------------------------------------------------------------------------

*Included in outstanding balances at year-end 1997, 1996 and 1995 were commercial paper obligations of foreign subsidiaries of $435.0, $389.2 and $269.5 million, respectively.

Interest expense for commercial paper, bank and other borrowings totaled $368.1, $369.5 and $389.5 million for 1997, 1996 and 1995, respectively.
     The company maintains various bank credit agreements primarily to support commercial paper borrowings. At December 31, 1997 and 1996, the company had committed back-up lines of $8.4 and $7.5 billion, respectively, of which $7.9 and $6.6 billion, respectively, were unused. Formal credit lines are reviewed annually, and expire at various dates from 1998 to 2004. Borrowings under these lines generally are available at a surcharge over LIBOR. Annual commitment fee requirements to support availability of these lines at December 31, 1997 totaled $6.2 million.

--------------------------------------------------------------------------------
7. Senior
and Senior
Subordinated
Debt (with
original
maturities over
one year)

     All dollar amounts are stated in millions.
     At December 31                                        1997       1996
     ---------------------------------------------------------------------------
     Senior Debt
     3.50% to 6.49%; due 1998 to 2009                 $ 1,611.7  $ 2,086.6
     6.50% to 6.99%; due 1998 to 2007                   1,941.3    1,450.0
     7.00% to 7.49%; due 1998 to 2012                   1,477.7    1,281.1
     7.50% to 7.99%; due 1998 to 2012                   1,286.9    1,459.0
     8.00% to 8.99%; due 1998 to 2005                   1,178.1    1,195.0
     9.00% and greater; due 1998 to 2001                  447.8      445.8
     Variable interest rate debt; 3.85% to 9.00%;
       due 1998 to 2034                                 6,202.7    6,034.6
     Senior Subordinated Debt
     9.00% to 9.63%; due 2000 to 2001                     685.0      685.0
     10.25%; due 2003                                      20.0       75.0
     Preferred Stock of Subsidiary
     Household Finance Corporation
       7.25% term cumulative preferred Series 1992-A          -      100.0
     Unamortized discount                                  (2.2)     (10.1)
     ---------------------------------------------------------------------------
     Total senior and senior subordinated debt        $14,849.0  $14,802.0
     ===========================================================================


Weighted average coupon interest rates were 6.8 and 6.6 percent at December 31, 1997 and 1996, respectively. Interest expense for senior and senior subordinated debt was $1,002.8, $946.5 and $804.9 million for 1997, 1996 and 1995, respectively. The only financial covenant contained in the terms of the company's debt agreements is the maintenance of a minimum shareholders' equity of $2.0 billion for Household International, Inc. and a minimum shareholder's equity of $1.5 billion for Household Finance Corporation, a wholly-owned subsidiary of the company.
     Maturities of senior and senior subordinated debt were:

           In millions.
           At December 31, 1997
           ---------------------------------------------------------------------
           1998                                                       $ 2,381.4
           1999                                                         3,051.6
           2000                                                         1,795.3
           2001                                                         2,146.4
           2002                                                         1,161.3
           Thereafter                                                   4,313.0
           ---------------------------------------------------------------------
           Total                                                      $14,849.0
           =====================================================================


On August 15, 1997, the company redeemed at par of $100 million, plus accrued and unpaid dividends, all outstanding shares of the 7.25 percent term cumulative preferred Series 1992-A of Household Finance Corporation.

--------------------------------------------------------------------------------
8. Derivative
Financial
Instruments
and Other
Financial
Instruments
with Off-
Balance Sheet
Risk


In the normal course of business and in connection with its asset/liability management program, the company enters into various transactions involving derivative and other off-balance sheet financial instruments. These instruments primarily are used to manage the company's exposure to fluctuations in interest rates and foreign exchange rates. The company does not serve as a financial intermediary to make markets in any derivative financial instruments. For further information on the company's strategies for managing interest rate and foreign exchange rate risk, see Risk Management on page 31.
     The financial instruments used by the company include interest rate contracts and foreign exchange rate contracts and have varying degrees of credit risk and/or market risk.

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

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


never experienced nonperformance by any derivative instrument counterparty.

MARKET RISK Market risk is the possibility that a change in interest rates or foreign exchange rates will cause a financial instrument to decrease in value or become more costly to settle. The company mitigates this risk by establishing limits for positions and other controls.

INTEREST RATE AND FOREIGN EXCHANGE CONTRACTS The following table summarizes the activity in interest rate and foreign exchange contracts for 1997, 1996 and 1995:

--------------------------------------------------------------------------------
HEDGING/SYNTHETIC ALTERATION INSTRUMENTS

                                                             Exchange Traded
                                    ----------------------------------------  --------------------------------------------
                                          Interest Rate                                                   Foreign Exchange
                                       Futures Contracts             Options    Interest  Currency          Rate Contracts
                                    --------------------  ------------------                         ---------------------
In millions.                        Purchased       Sold  Purchased  Written  Rate Swaps     Swaps   Purchased        Sold
--------------------------------------------------------------------------------------------------------------------------
1995
Notional amount, 1994                       -  $   (96.0)         -        -   $17,833.0  $  998.8   $    72.7   $  (770.8)
New contracts                       $ 2,003.0   (2,100.0)   $ 300.0  $(300.0)    1,424.5     152.6     3,887.3    (4,036.7)
Matured or expired
  contracts                                 -      293.0          -        -    (6,156.5)   (179.0)      (36.7)       40.9
Terminated contracts                        -          -          -        -    (4,983.7)        -      (545.0)      553.1
In-substance maturities(1)           (1,653.0)   1,653.0     (300.0)   300.0           -         -    (3,345.3)    3,477.1
--------------------------------------------------------------------------------------------------------------------------
NOTIONAL AMOUNT, 1995               $   350.0  $  (250.0)         -        -   $ 8,117.3  $  972.4   $    33.0   $  (736.4)
==========================================================================================================================
Fair value, 1995(2)                 $      .1          -          -        -   $   148.3  $   63.5   $      .2   $     1.2
--------------------------------------------------------------------------------------------------------------------------
1996
Notional amount, 1995               $   350.0  $  (250.0)         -        -   $ 8,117.3  $  972.4   $    33.0   $  (736.4)
New contracts                         6,611.9   (4,202.9)   $ 440.0  $(440.0)    4,807.1   1,268.5     5,073.9    (5,058.0)
Matured or expired
  contracts                          (1,471.0)     300.0          -        -    (2,456.4)   (117.0)      (18.9)       20.9
Terminated contracts                        -          -          -        -    (1,690.5)        -      (391.6)      391.6
In-substance maturities(1)           (4,152.9)   4,152.9     (440.0)   440.0           -         -    (4,692.7)    4,692.7
--------------------------------------------------------------------------------------------------------------------------
NOTIONAL AMOUNT, 1996               $ 1,338.0          -          -        -   $ 8,777.5  $2,123.9   $     3.7   $  (689.2)
==========================================================================================================================
Fair value, 1996(2)                         -          -          -        -   $    62.5  $ (153.9)  $     (.1)  $   (37.3)
--------------------------------------------------------------------------------------------------------------------------
1997
Notional amount, 1996               $ 1,338.0          -          -        -   $ 8,777.5  $2,123.9   $     3.7   $  (689.2)
New contracts                         8,584.0  $(7,350.0)         -        -     3,404.6     892.3     3,372.0    (3,604.5)
Matured or expired
  contracts                          (2,020.0)     120.0          -        -    (2,397.3)   (397.3)       (9.7)      111.4
Terminated contracts                        -          -          -        -    (1,175.9)   (205.4)      (95.6)       95.6
In-substance maturities(1)           (7,030.0)   7,030.0          -        -           -         -    (3,242.2)    3,242.2
--------------------------------------------------------------------------------------------------------------------------
NOTIONAL AMOUNT, 1997               $   872.0  $  (200.0)         -        -   $ 8,608.9  $2,413.5   $    28.2   $  (844.5)
==========================================================================================================================
Fair value, 1997(2)                         -          -          -        -   $   148.7  $ (140.5)  $      .1   $     6.1
--------------------------------------------------------------------------------------------------------------------------

                                                                      Non-Exchange Traded
                                                  ---------------------------------------
                                                           Interest Rate       Other Risk
                                                       Forward Contracts       Management
                                                  ----------------------
In millions.                                      Purchased         Sold      Instruments
-----------------------------------------------------------------------------------------
1995
Notional amount, 1994                             $   936.1   $   (140.8)        $  613.9
New contracts                                       1,860.2       (173.7)           180.4
Matured or expired
  contracts                                        (1,840.4)       167.9           (351.4)
Terminated contracts                                 (255.9)        53.5                -
In-substance maturities(1)                                -            -                -
-----------------------------------------------------------------------------------------
NOTIONAL AMOUNT, 1995                             $   700.0   $    (93.1)        $  442.9
=========================================================================================
Fair value, 1995(2)                               $    (1.0)           -         $    2.2
-----------------------------------------------------------------------------------------
1996
Notional amount, 1995                             $   700.0   $    (93.1)        $  442.9
New contracts                                       3,641.8     (1,036.0)         2,242.2
Matured or expired
  contracts                                        (2,609.9)       859.9             (8.9)
Terminated contracts                                      -            -                -
In-substance maturities(1)                                -            -                -
-----------------------------------------------------------------------------------------
NOTIONAL AMOUNT, 1996                             $ 1,731.9   $   (269.2)        $2,676.2
=========================================================================================
Fair value, 1996(2)                               $    (1.2)  $       .2         $   24.6
-----------------------------------------------------------------------------------------
1997
Notional amount, 1996                             $ 1,731.9   $   (269.2)        $2,676.2
New contracts                                       6,055.8     (1,326.3)           372.4
Matured or expired
  contracts                                        (4,477.7)     1,489.5           (495.9)
Terminated contracts                                      -            -            (85.3)
In-substance maturities(1)                                -            -                -
-----------------------------------------------------------------------------------------
NOTIONAL AMOUNT, 1997                             $ 3,310.0   $   (106.0)        $2,467.4
=========================================================================================
Fair value, 1997(2)                               $     1.7            -         $   11.3
-----------------------------------------------------------------------------------------

(1)Represent contracts terminated as the market execution technique of closing the transaction either (a) just prior to maturity to avoid delivery of the underlying instrument, or (b) at the maturity of the underlying items being hedged.
(2)(Bracketed) unbracketed amounts represent amounts to be (paid) received by the company had these positions been closed out at the respective balance sheet date. Bracketed amounts do not necessarily represent risk of loss for hedging instruments, as the fair value of the hedging instrument and the items being hedged must be evaluated together. See Note 12, "Fair Value of Financial Instruments" for further discussion of the relationship between the fair value of the company's assets, liabilities and off-balance sheet financial instruments.

Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. The company primarily enters into interest rate swap transactions to synthetically alter balance sheet items. These transactions are specifically designated to a particular asset/liability, off-balance sheet item or anticipated transaction of a similar characteristic. Specific assets or liabilities may consist of groups of individually small dollar homogeneous assets or liabilities of similar economic characteristics. Credit and market risk exists with respect to these instruments. The following table reflects the items so altered at December 31, 1997:

--------------------------------------------------------------------------------

In millions.
------------------------------------------------------------
Investment securities                               $   70.7
Receivables:
  Home equity                                          775.0
  MasterCard/Visa                                      550.0
  Private label                                         20.3
  Other unsecured                                       19.3
------------------------------------------------------------
Total owned receivables                              1,364.6
Deposits                                               150.0
Commercial paper, bank and
  other borrowings                                   2,163.7
Senior and senior subordinated debt                  4,826.5
Receivables serviced with limited recourse              33.4
------------------------------------------------------------
Total items synthetically altered
  with interest rate swaps                          $8,608.9
============================================================


Note: In all instances, the notional amount is not greater than the carrying value of the related asset/liability or off-balance sheet item.

The company manages its exposure to interest rate risk primarily through the use of interest rate swaps. These swaps synthetically alter the interest rate risk inherent in balance sheet assets, liabilities or off-balance sheet items. The majority of the company's interest rate swaps are used to convert floating rate assets to fixed rate, fixed rate debt to floating rate, floating rate assets or debt from one floating rate index to another, fixed rate assets to a floating rate, or floating rate debt to fixed rate. Interest rate swaps also are used to synthetically alter interest rate characteristics on certain receivables that are sold and serviced with limited recourse. These off-balance sheet items expose the company to the same interest rate risk as on-balance sheet items. Interest rate swaps are used to synthetically alter the interest rate provisions of the securitization transaction whereby the underlying receivables pay a fixed (floating) rate and the pass-through rate to the investor is floating (fixed). The company also has entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.
     The following table summarizes the maturities and related weighted average receive/pay rates of interest rate swaps outstanding at December 31, 1997:

All dollar amounts are stated in millions.                  1998      1999    2000    2001    2002    2003  Thereafter     Total
----------------------------------------------------------------------------------------------------------------------------------
Pay a fixed rate/receive a floating rate
   Notional value                                       $  602.5  $  699.0  $416.4  $ 41.1       -       -           -  $1,759.0
   Weighted average
       receive rate                                         5.80%     6.06    7.06%   7.34%      -       -           -      6.24%
   Weighted average
       pay rate                                             6.39      6.85    7.05    7.69       -       -           -      6.76
----------------------------------------------------------------------------------------------------------------------------------
Pay a floating rate/receive a fixed rate
   Notional value                                       $  667.9  $  280.8  $375.6  $856.8  $287.9  $430.0    $1,827.9  $4,726.9
   Weighted average
       receive rate                                         6.72%     6.85%   6.47%   6.59%   6.41%   6.68%       6.95%     6.75%
   Weighted average
       pay rate                                             5.92      5.35    5.47    5.69    5.74    5.93        5.91      5.79
----------------------------------------------------------------------------------------------------------------------------------
Pay a floating rate/receive a different floating rate
   Notional value                                       $  575.0  $1,338.0  $200.0       -  $ 10.0       -           -  $2,123.0
   Weighted average
      receive rate                                          5.72%     6.05%   5.82%      -    6.50%      -           -      5.94%
   Weighted average
      pay rate                                              5.89      5.97    5.90       -    5.81       -           -      5.94
----------------------------------------------------------------------------------------------------------------------------------
Total notional value                                    $1,845.4  $2,317.8  $992.0  $897.9  $297.9  $430.0    $1,827.9  $8,608.9
==================================================================================================================================
Total weighted average rates on swaps
Receive rate                                                6.11%     6.15%   6.59%   6.62%   6.41%   6.68%       6.95%     6.45%
----------------------------------------------------------------------------------------------------------------------------------
Pay rate                                                    6.06      6.16    6.22    5.78    5.74    5.93        5.91      6.03
----------------------------------------------------------------------------------------------------------------------------------

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (Continued)


The floating rates paid or received by the company are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 1-, 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates also impact the interest rate on the underlying assets or liabilities. Hedging/synthetic alteration instruments are used by the company to manage the volatility of net interest margin resulting from changes in interest rates on the underlying hedged/synthetically altered items. Owned net interest margin would have declined by 13 and 18 basis points in 1997 and 1996, respectively, had these instruments not been utilized. These instruments did not impact owned net interest margin in 1995.
     Forwards and futures are agreements between two parties, committing one to sell and the other to buy a specific quantity of an instrument on some future date. The parties agree to buy or sell at a specified price in the future, and their profit or loss is determined by the difference between the arranged price and the level of the spot price when the contract is settled. The company has both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. Foreign exchange contracts are utilized by the company to reduce its exposure to foreign currency exchange risk. Interest rate forward and futures contracts are used to hedge resets of interest rates on the company's floating rate assets and liabilities. The company's exposure to credit risk for futures is limited, as these contracts are traded on organized exchanges. Each day, changes in contract values are settled in cash. In contrast, forward contracts have credit risk relating to the performance of the counterparty. These instruments also are subject to market risk. Cash requirements for forward contracts include the receipt or payment of cash upon the sale or purchase of the instrument.
     Purchased options grant the purchaser the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period. The seller of the option has written a contract which creates an obligation to either sell or purchase the financial instrument at the agreed-upon price if, and when, the purchaser exercises the option.
     Other risk management instruments consist of caps and floors. Caps and floors written expose the company to market risk but not to credit risk. Market risk associated with caps and floors purchased is limited to the premium paid which is recorded on the balance sheets in other assets.
     Deferred gains of $41.8 and $45.8 million and deferred losses of $4.1 and $13.0 million from hedging/synthetic alteration instruments were recorded on the balance sheets at December 31, 1997 and 1996, respectively. The weighted average amortization period associated with the deferred gains was 5.1 and 6.6 years at December 31, 1997 and 1996, respectively. The weighted average amortization period for the deferred losses was 1.3 and 1.5 years at December 31, 1997 and 1996, respectively.
     At December 31, 1997 and 1996, the accrued interest, unamortized premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $64.6 and $52.8 million, respectively.

CONCENTRATIONS OF CREDIT RISK A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.
     Because the company primarily lends to consumers, it does not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 1997 and 1996. The company lends nationwide, with the following geographic areas comprising more than 10 percent of total managed domestic receivables at December 31, 1997: California -19 percent; Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI) -24 percent; Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV) -14 percent; Northeast (CT, ME, MA, NH, NY, RI, VT) -12 percent; and Southeast (AL, FL, GA, KY, MS, NC, SC, TN) -16 percent.

--------------------------------------------------------------------------------
9. COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF
   SUBSIDIARY TRUSTS

In June 1996 Household Capital Trust II ("HCT II"), a wholly-owned subsidiary of the company, issued 4 million 8.70 percent Trust Preferred Securities ("preferred securities") at $25 per preferred security. The sole asset of HCT II is $103.1 million of 8.70 percent Junior Subordinated Deferrable Interest Notes issued by the company. The junior subordinated notes held by HCT II mature on June 30, 2036 and are redeemable by the company in whole or in part beginning on June 30, 2001, at which time the HCT II preferred securities are callable. Net proceeds from the issuance of preferred securities were used for general corporate purposes.
     In June 1995 Household Capital Trust I ("HCT I"), a wholly-owned subsidiary of the company, issued 3 million 8.25 percent preferred securities at $25 per preferred security. The sole asset of HCT I is $77.3 million of
8.25 percent Junior Subordinated Deferrable Interest Notes issued by the company. The junior subordinated notes held by HCT I mature on June 30, 2025 and are redeemable by the company in whole or in part beginning

--------------------------------------------------------------------------------
on June 30, 2000, at which time the HCT I preferred securities are callable.
HCT I may elect to extend the maturity of the preferred securities to June 30, 2044.

     The obligations of the company with respect to the junior subordinated notes, when considered together with certain undertakings of the company with respect to HCT I and HCT II, constitute full and unconditional guarantees by the company of HCT I's and HCT II's obligations under the respective preferred securities. The preferred securities are classified in the company's balance sheets as company obligated mandatorily redeemable preferred securities of subsidiary trusts (representing the minority interest in the trusts) at their face and redemption amount of $175 million at December 31, 1997 and 1996. The preferred securities have a liquidation value of $25 per preferred security. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at the company's option for up to five years from date of issuance. The company cannot pay dividends on its preferred and common stocks during such deferments. Dividends on the preferred securities have been classified as interest expense in the statements of income.


--------------------------------------------------------------------------------
10. Preferred
    Stock

  All dollar amounts are stated in millions.
  At December 31                                                                      1997    1996
  -------------------------------------------------------------------------------------------------
  7.35% Preferred Stock, Series 1993-A, 4,000,000 depositary shares(1)              $100.0  $100.0
  8.25% Preferred Stock, Series 1992-A, 2,000,000 depositary shares(1)                50.0    50.0
  9.50% Preferred Stock, Series 1991-A, 5,500,000 depositary shares(2)                   -    55.0
  -------------------------------------------------------------------------------------------------
  Total preferred stock                                                              $150.0  $205.0
  =================================================================================================

 (1) Depositary share represents 1/40 share of preferred stock.
 (2) Depositary share represents 1/10 share of preferred stock.


Dividends on the 7.35 percent preferred stock, Series 1993-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 7.35 percent preferred stock, Series 1993-A, on any date after October 15, 1998 for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.
     Dividends on the 8.25 percent preferred stock, Series 1992-A, are cumulative and payable quarterly. The company may, at its option, redeem in whole or in part the 8.25 percent preferred stock, Series 1992-A, on any date after October 15, 2002 for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.
     Holders of all issues of preferred stock are entitled to payment before any capital distribution is made to common shareholders. The preferred shares are nonvoting except that holders will be entitled to vote as a separate class to elect two directors if the equivalent of six or more quarterly dividends shall be in arrears, until the dividends in arrears are paid in full.
     On January 23, 1997, the company redeemed, at par, all outstanding shares of its 9.50 percent $55 million preferred stock, Series 1991-A, for $10 per depositary share, plus accrued and unpaid dividends.
     The company's Board of Directors has adopted a resolution creating an Offering Committee of the Board with the power to authorize the issuance and sale of one or more series of preferred stock. The Offering Committee has the authority to determine the particular designations, powers, preferences and relative, participating, optional or other special rights (other than voting rights which shall be fixed by the Board of Directors) and qualifications, limitations or restrictions of such issuance. At December 31, 1997, up to 4.3 million shares of preferred stock were authorized for issuance.

--------------------------------------------------------------------------------
11. Junior Preferred Share Purchase Rights

In 1996, the company issued one preferred share purchase right (a "Right") for each outstanding share of common stock of the company. Under certain conditions, each Right may be exercised to purchase one thousandth of a share of a new series of junior participating preferred stock at an exercise price of $300, subject to adjustment. The Rights may be exercised only after the earlier of:
(a) a public announcement that a party or an associated group acquired 15 percent or more of the company's common stock and (b) ten business days (or later date as determined by the Board of Directors of the company) after a party or an associated group initiates or announces its intention to make an offer to acquire 15 percent or more of the company's common stock. The Rights, which cannot vote or receive dividends, expire on July 31, 2006 and may be redeemed by the company at a price of $.01 per Right at any time prior to expiration or acquisition of 15 percent of the company's common stock.

                                 Household International, Inc. and Subsidiaries
-------------------------------------------------------------------------------
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

-------------------------------------------------------------------------------
12. FAIR VALUE   The company has estimated the fair value of its financial
OF FINANCIAL     instruments in accordance with Statement of Financial
INSTRUMENTS      Accounting Standards No. 107, "Disclosures About Fair Value of
                 Financial Instruments" ("FAS No. 107"). Fair value estimates, methods and assumptions set forth below for the company's financial instruments are made solely to comply with the requirements of FAS No. 107 and should be read in conjunction with the financial statements and notes in this Annual Report.
                      For a significant portion of the company's financial
                 instruments, fair values for items lacking a quoted market price were estimated by discounting estimated future cash flows at estimated current market discount rates.
                 Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectibility of assets and related interest and with estimates of product lives and repricing characteristics used in the company's asset/liability management process. All assumptions are based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental, and changes in these assumptions could significantly affect fair value calculations.

                      As required under generally accepted accounting
                 principles, a number of other assets recorded on the balance sheets (such as acquired credit card relationships) and other intangible assets not recorded on the balance sheets (such as the value of consumer lending relationships for originated receivables and the franchise values of the company's business units) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. The company believes there is substantial value associated with these assets based on current market conditions and historical experience. Accordingly, the estimated fair value of financial instruments, as disclosed, does not fully represent the entire value, nor the changes in the entire value, of the company.

                      The following is a summary of the carrying value and
                 estimated fair value of the company's financial instruments:

                                                                                 1997                                   1996
                                                   ----------------------------------   ------------------------------------
                 In millions.                       Carrying   Estimated                Carrying     Estimated
                 At December 31                        Value  Fair Value   Difference      Value    Fair Value    Difference
                 ----------------------------------------------------------------------------------------------------------
                 Cash                              $     280    $     280           -   $    239      $    239             -
                 Investment securities                 2,286        2,286           -      2,282         2,282             -
                 Receivables                          23,863       23,981     $   118     24,245        24,630      $    385
                 ----------------------------------------------------------------------------------------------------------
                 Subtotal                             26,429       26,547         118     26,766        27,151           385
                 ----------------------------------------------------------------------------------------------------------
                 Deposits                             (1,789)      (1,796)         (7)    (2,365)       (2,381)          (16)
                 Commercial paper, bank
                   and other borrowings               (6,081)      (6,081)          -     (6,428)       (6,428)            -
                 Senior and senior
                   subordinated debt                 (14,849)     (15,092)      ( 243)   (14,802)      (15,022)         (220)
                 Insurance reserves                   (1,257)      (1,486)      ( 229)    (1,205)       (1,422)         (217)
                 ----------------------------------------------------------------------------------------------------------
                 Subtotal                            (23,976)     (24,455)      ( 479)   (24,800)      (25,253)         (453)
                 ----------------------------------------------------------------------------------------------------------
                 Interest rate and foreign
                   exchange contracts                     40           27         (13)        37          (105)         (142)
                 Commitments to extend
                   credit and guarantees                   -           50          50          -            40            40
                 ----------------------------------------------------------------------------------------------------------
                 Subtotal                                 40           77          37         37           (65)         (102)
                 ----------------------------------------------------------------------------------------------------------
                 Total                             $   2,493    $   2,169     $  (324)  $  2,003      $  1,833      $   (170)
                 ===========================================================================================================

--------------------------------------------------------------------------------
The following methods and assumptions were used to estimate the fair value of the company's financial instruments:
     Cash: The carrying value approximates fair value for this instrument due to its liquid nature.
     Investment securities: Investment securities are classified as available-for-sale and are carried at fair value on the balance sheets.
     Receivables: The fair value of adjustable rate consumer receivables was determined to approximate existing carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates approximating those offered by the company on such products at the respective valuation dates. This approach to estimating fair value for fixed rate receivables results in a disclosed fair value that is less than amounts the company believes could be currently realizable on a sale of these receivables. These receivables are relatively insensitive to changes in overall market interest rates and, therefore, have additional value compared to alternative uses of funds. The fair value of commercial receivables was determined by discounting estimated future cash flows at estimated market interest rates.
     The fair value of consumer receivables also included an estimate, on a present value basis, of cash flows associated with securitizations of certain home equity, auto finance, MasterCard and Visa, private label and other unsecured receivables.
     Deposits: The fair value of the company's savings and demand accounts equaled the carrying amount as stipulated in FAS No. 107. The fair value of fixed rate time certificates was estimated by discounting future expected cash flows at interest rates offered by the company on such products at the respective valuation dates.
     Commercial paper, bank and other borrowings: The fair value of these instruments was determined to approximate existing carrying value because interest rates on these instruments adjust with changes in market interest rates due to their short-term maturity or repricing characteristics.
     Senior and senior subordinated debt: The estimated fair value of these instruments was computed by discounting future expected cash flows at interest rates offered for similar types of debt instruments.
     Insurance reserves: The fair value of insurance reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates at December 31, 1997 and 1996. The fair value of other insurance reserves is not required to be determined in accordance with FAS No. 107.
     Interest rate and foreign exchange contracts: Where practical, quoted market prices were used to determine fair value of these instruments. For non-exchange traded contracts, fair value was determined through the use of accepted and established valuation methods (including input from independent third parties) which consider the terms of the contracts and market expectations on the valuation date for forward interest rates (for interest rate contracts) or forward foreign currency exchange rates (for foreign exchange contracts). See Note 8, "Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk," for a discussion of the nature of these items.
     Commitments to extend credit and guarantees: These commitments were valued by considering the company's relationship with the counterparty, the creditworthiness of the counterparty and the difference between committed and current interest rates.

--------------------------------------------------------------------------------
13. LEASES

The company leases certain offices, buildings and equipment for periods of up to 23 years with various renewal options. The office space leases generally require the company to pay certain operating expenses. The majority of the company's leases are noncancelable operating leases. Net rental expense under operating leases was $54.5, $50.6 and $55.4 million for 1997, 1996 and 1995, respectively.

     Future net minimum lease commitments under noncancelable operating lease arrangements were:

In millions.
At December 31, 1997
--------------------------------------------------------------------------------
1998                                                                     $ 53.2
1999                                                                       41.2
2000                                                                       30.9
2001                                                                       22.6
2002                                                                       17.9
Thereafter                                                                121.1
--------------------------------------------------------------------------------
Net minimum lease commitments                                            $286.9
================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (Continued)

14. INCENTIVE
    COMPENSATION
    AND STOCK
    OPTION PLANS


The company's executive compensation plans provide for issuance of nonqualified stock options and restricted stock rights (RSRs). At December 31, 1997, of the total shares authorized, 3,587,401 shares were available for issuance to employees and directors pursuant to the terms of the plans. Stock options permit the holder to purchase, under certain limitations, the company's common stock at a price not less than 100 percent of the market value of the stock on the date the option is granted. Employee stock options vest equally over four years and expire 10 years from the date of grant.
     Beginning in 1997, non-employee directors annually receive an option to purchase 2,500 shares of the company's common stock at the stock's fair market value the day the option is granted. The first option grant was made in November 1997. Prior to this, directors received an annual grant of 2,500 options each May ending with the May 1997 grant. Director options have a term of ten years and one day, fully vest six months from the date granted, and once vested are exercisable at any time during the option term.
     Common stock data for the stock option plans is summarized as follows:

                                                            1997                       1996                        1995
                                           ---------------------     ----------------------      ----------------------
                                                       Price per                  Price Per                   Price Per
                                              Shares       Share         Shares       Share          Shares       Share
-----------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year           3,904,453      $44.03      3,955,240      $35.85       3,600,916      $28.39
Granted                                      688,389      115.71        513,500       91.17       1,439,600       47.99
Exercised                                   (563,715)      31.06       (463,212)      27.13        (812,576)      25.04
Expired or canceled                         (135,350)      70.21       (101,075)      40.81        (272,700)      33.60
-----------------------------------------------------------------------------------------------------------------------
Outstanding at the end of year             3,893,777      $57.09      3,904,453      $44.03       3,955,240      $35.85
=======================================================================================================================
Exercisable at end of year                 2,270,970      $38.95      2,115,672      $32.17       1,596,135      $26.57
-----------------------------------------------------------------------------------------------------------------------
Weighted average fair value
  of options granted                                      $33.54                     $31.50                      $16.44
-----------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1997:



                                                          Options Outstanding                     Options Exercisable
                        -----------------------------------------------------  --------------------------------------
                                   Number                                                 Number
Range of                   Outstanding at  Weighted Average  Weighted Average     Outstanding at     Weighted Average
Exercise Prices         December 31, 1997    Remaining Life    Exercise Price  December 31, 1997       Exercise Price
---------------------------------------------------------------------------------------------------------------------
$17.69-$47.44                   2,328,877         5.6 years            $33.75          1,900,645               $32.53
$50.75-$117.19                  1,564,900         9.0 years            $91.84            370,325               $71.97
---------------------------------------------------------------------------------------------------------------------


RSRs entitle an employee to receive a stated number of shares of the company's common stock if the employee satisfies the conditions set by the Compensation Committee for the award. At December 31, 1997 and 1996, employees had outstanding RSRs representing 410,575 and 250,725 shares, respectively.
     The company also maintains an Employee Stock Purchase Plan (the "ESPP"). The ESPP provides a means for employees to purchase shares of the company's common stock at 85% of the lesser of its market price at the beginning or end of a one year subscription period. In 1997 and 1996, the company sold 119,002 and 134,876 shares, respectively, to employees under the ESPP.
     The company accounts for options and shares issued under the ESPP in accordance with APB 25, pursuant to which no compensation cost has been recognized. Had compensation cost been determined consistent with FAS No. 123, the company's net income and earnings per share, on a pro forma basis, would have been as follows:


                                                                                  1997             1996             1995
In millions, except per share data.                                    ---------------  ---------------  ---------------
Year ended December 31                                                 Diluted   Basic  Diluted   Basic  Diluted   Basic
-------------------------------------------------------------------------------------------------------------------------
Earnings available to common shareholders:
  As Reported                                                           $674.8  $674.8   $521.9  $521.9   $426.8  $426.8
  Pro Forma                                                              666.9   666.9    517.3   517.3    424.3   424.3
Earnings per share:
  As Reported                                                           $ 6.50  $ 6.59   $ 5.31  $ 5.37   $ 4.31  $ 4.38
  Pro Forma                                                               6.43    6.51     5.27    5.33     4.28    4.35
-------------------------------------------------------------------------------------------------------------------------

The compensation expense recognized in pro forma net income for 1997, 1996 and 1995 may not be representative of the effects on pro forma net income for future years.
     The fair value of each option granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and 1995 grants:

--------------------------------------------------------------------------------
                                                      1997     1996     1995
--------------------------------------------------------------------------------
Risk free interest rate                               5.86%    6.03%    6.77%
Expected dividend yield                               1.45     1.55     1.59
Expected life                                         5 years  5 years  5 years
Expected volatility                                   23.9%    28.2%    27.8%
--------------------------------------------------------------------------------

The Black-Scholes model uses different assumptions that can significantly effect the fair value of the options. As a result, the derived fair value estimates cannot be substantiated by comparison to independent markets.

--------------------------------------------------------------------------------
15.EMPLOYEE
BENEFIT PLANS

The company has several defined benefit pension plans covering substantially all of its employees. Plan benefits are based primarily on years of service. Plan assets primarily consist of common and preferred stocks including those of foreign issuers and corporate and government obligations. At December 31, 1997, plan assets included an investment in 1,258,807 shares of the company's common stock with a fair value of $160.7 million. Dividends declared on these shares in 1997 totaled approximately $2 million.

     Pension income for defined benefit plans, primarily due to the overfunded status of the domestic plan, included the following components:

In millions.
Year ended December 31                                1997     1996     1995
--------------------------------------------------------------------------------
Service cost - benefits earned during the period    $(15.6)  $(15.1)  $(16.8)
Interest cost on projected benefit obligation        (30.8)   (31.0)   (32.5)
Actual return on assets                               85.1     99.8    116.4
Net amortization and deferral                         (7.4)   (26.9)   (40.7)
--------------------------------------------------------------------------------
Pension income                                      $ 31.3   $ 26.8   $ 26.4
================================================================================

The funded status of defined benefit pension plans was as follows:

In millions.
At December 31                                                 1997     1996
--------------------------------------------------------------------------------
Actuarial present value of:
   Vested benefits obligation                                $351.0   $347.7
   Nonvested benefits obligation                               52.2     44.9
--------------------------------------------------------------------------------
Accumulated benefit obligation                                403.2    392.6
Effects of anticipated future compensation levels              30.7     27.9
--------------------------------------------------------------------------------
Projected benefit obligation                                  433.9    420.5
Plan assets at fair value                                     747.8    704.7
--------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation        $313.9   $284.2
================================================================================


The projected benefit obligation of the foreign benefit plans totaled $51.3 and $45.8 million at December 31, 1997 and 1996, respectively. Plan assets in excess of the projected benefit obligation for these plans totaled $4.0 and $5.6 million at December 31, 1997 and 1996, respectively.
     The 1997 and 1996 projected benefit obligations for the domestic defined benefit plan were determined using an assumed weighted average discount rate of
7.50 percent and an assumed compensation increase of 4.0 percent. The assumed weighted average long-term rate of return on plan assets was 10.0 percent in 1997, 1996 and 1995.
     The excess of plan assets over the projected benefit obligation included the following components:

In millions.
At December 31                                                 1997     1996
--------------------------------------------------------------------------------
Unamortized prior service cost                              $  (1.9)  $ (2.6)
Net unrecognized loss from past experience different
  from assumed and effects of changes in assumptions          (31.2)   (41.8)
Unamortized assets                                             13.8     27.2
Prepaid pension cost                                          333.2    301.4
--------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation        $313.9   $284.2
================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The straight-line method of amortization is used for prior service costs and unrecognized gains and losses.
     The company also sponsors a defined contribution plan where each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. For 1997, 1996 and 1995 these costs totaled $18.5, $17.3 and $17.2 million, respectively.
     The company has several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. The plans are funded on a pay-as-you-go basis and cover substantially all employees who meet certain age and vested service requirements. The company has instituted dollar limits on its payments under the plans to control the cost of future medical benefits.
     The company recognizes the expected postretirement costs on an accrual basis, similar to pension accounting. The expected cost of postretirement benefits is required to be recognized over the employees' years of service with the company instead of the period in which the benefits are paid. The company is recognizing the transition obligation over a period of 20 years. The transition obligation represents the unfunded and unrecognized accumulated postretirement benefit obligation.
     The net postretirement benefit cost included the following:

In millions.
Year ended December 31                                                        1997       1996       1995
----------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                               $ (2.8)    $ (2.8)    $ (3.1)
Interest cost on accumulated postretirement benefit obligation                 (7.9)      (7.4)     (10.5)
Net amortization and deferral                                                  (3.6)      (3.3)      (5.5)
----------------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost                                     $(14.3)    $(13.5)    $(19.1)
==========================================================================================================


The cost of plans which cover retirees and eligible dependents outside of the United States is not significant to the company.
     The actuarial and recorded liabilities for postretirement benefit plans, none of which have been funded, were:

In millions.
At December 31                                                                            1997      1996
----------------------------------------------------------------------------------------------------------
Actuarial present value of postretirement benefit obligation for:
   Retirees                                                                             $ 75.6    $  68.0
   Fully eligible active participants                                                      8.6        9.6
   Other active participants                                                              27.5       27.3
----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                                            111.7      104.9
Net unrecognized gain from past experience different from
   assumed and effects of changes in assumptions                                          45.6       49.2
Unamortized liability                                                                    (94.3)    (100.6)
----------------------------------------------------------------------------------------------------------
Accrued postretirement benefit obligation                                               $ 63.0    $  53.5
==========================================================================================================

The December 31, 1997 and 1996 accumulated postretirement benefit obligation was determined using an assumed weighted average discount rate of 7.50 percent and an assumed annual compensation increase of 4.0 percent. A 10.0 and 11.0 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 1998 and 1997, respectively. This rate of increase is assumed to decline by 1 percent in each year after 1998.
     The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rate by 1 percent would have increased the 1997 and 1996 net periodic postretirement benefit cost by $.6 and $.8 million, respectively, and the accumulated postretirement benefit obligation at December 31, 1997 and 1996 by $6.1 and $7.5 million, respectively.

--------------------------------------------------------------------------------
16. INCOME
TAXES

Total income taxes were allocated as follows:

In millions.
Year ended December 31                                                                      1997       1996        1995
-------------------------------------------------------------------------------------------------------------------------
Provision for income taxes related to operations                                          $342.6     $283.7      $300.5
Income taxes related to adjustments included in common shareholders' equity:
  Unrealized gain (loss) on investments, net                                                 8.4      (55.2)      105.8
  Foreign currency translation adjustments                                                  11.6      (18.6)       (3.8)
  Exercise of stock options                                                                (15.4)      (6.8)       (6.8)
-------------------------------------------------------------------------------------------------------------------------
Total                                                                                     $347.2     $203.1      $395.7
=========================================================================================================================

Provisions for income taxes related to operations were:


In millions.
Year ended December 31                                                                      1997       1996        1995
-------------------------------------------------------------------------------------------------------------------------
Current
United States                                                                             $152.6     $328.4      $270.4
Foreign                                                                                     42.6       38.9        32.6
-------------------------------------------------------------------------------------------------------------------------
Total current                                                                              195.2      367.3       303.0
-------------------------------------------------------------------------------------------------------------------------
Deferred
United States                                                                              138.1      (81.6)        7.9
Foreign                                                                                      9.3       (2.0)      (10.4)
-------------------------------------------------------------------------------------------------------------------------
Total deferred                                                                             147.4      (83.6)       (2.5)
-------------------------------------------------------------------------------------------------------------------------
Total income taxes                                                                        $342.6     $283.7      $300.5
=========================================================================================================================

The significant components of deferred income tax provisions attributable to income from operations were:

In millions.
Year ended December 31                                                                      1997       1996        1995
-------------------------------------------------------------------------------------------------------------------------
Deferred income tax provision                                                             $134.7     $(65.9)      $ 2.6
Adjustment of valuation allowance                                                              -      (11.4)       (6.7)
Change in operating loss carryforwards                                                      12.7       (6.3)        1.6
-------------------------------------------------------------------------------------------------------------------------
Deferred income tax provision                                                             $147.4     $(83.6)      $(2.5)
=========================================================================================================================

Income before income taxes from foreign operations was $163.7, $111.7 and $71.7 million in 1997, 1996 and 1995, respectively. Effective tax rates are analyzed as follows:

Year ended December 31                                                                      1997       1996        1995
-------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                                           35.0%      35.0%       35.0%
Increase (decrease) in rate resulting from:
  State and local taxes, net of federal benefit                                              2.0        1.8         2.0
  Amortization and disposition of intangibles and goodwill                                    .3        1.5         1.9
  Leveraged lease tax benefits                                                              (2.7)      (1.7)       (1.9)
  Recapture of life insurance policyholders' surplus account balance                           -          -         3.9
  Other                                                                                     (1.3)      (2.1)       (1.0)
-------------------------------------------------------------------------------------------------------------------------
Effective tax rate                                                                          33.3%      34.5%       39.9%
=========================================================================================================================

                                 Household International, Inc. and Subsidiaries
-------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (Continued)


Provision for U.S. income taxes had not been made at December 31, 1997 and 1996 on $141.7 and $146.4 million, respectively, of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. The company's U.S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million. The amount of deferred tax liability on the aforementioned credit loss reserves not recognized totaled $20.4 million at December 31, 1997. Because this amount would become taxable only in the event of certain circumstances which the company does not expect to occur within the foreseeable future, no deferred tax liability has been established for this item. At December 31, 1997 the company had net operating loss carryforwards for tax purposes of $45.7 million, of which $8.0 million expire in 2000; $11.3 million expire in 2001; $12.7 million expire in 2002; $6.8 million expire in 2003; and $6.9 million expire in 2004.
     Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:


In millions.
At December 31                                           1997      1996
-----------------------------------------------------------------------
DEFERRED TAX LIABILITIES
Receivables sold                                     $  454.9    $256.4
Leveraged lease transactions, net                       312.7     383.3
Pension plan assets                                     123.1     111.0
Other                                                   208.9     121.7
-----------------------------------------------------------------------
Total deferred tax liabilities                       $1,099.6    $872.4
=======================================================================
DEFERRED TAX ASSETS
Credit loss reserves                                 $  676.8    $536.1
Other                                                   187.4     236.6
-----------------------------------------------------------------------
Total deferred tax assets                               864.2     772.7
-----------------------------------------------------------------------
Net deferred tax liability at end of year            $  235.4    $ 99.7
=======================================================================


-------------------------------------------------------------------------------
17. Earnings Per Common Share

In December 1997, the company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS No. 128"), which supersedes APB Opinion No. 15 "Earnings Per Share" and simplifies the standards for computing and presenting earnings per share ("EPS"). Under the new standards, the presentation of primary EPS has been replaced with a presentation of basic EPS. Basic EPS is computed excluding dilution caused by common stock equivalents such as stock options. The presentation of fully diluted EPS has been replaced with a presentation of diluted EPS, which is calculated in a similar fashion to how fully diluted EPS had been computed. Previously reported EPS has been restated to conform to the new rules.

                                                                  1997                   1996                    1995
In millions, except per share data.                 ------------------     ------------------      ------------------
Year ended December 31                              Diluted      Basic     Diluted      Basic      Diluted      Basic
---------------------------------------------------------------------------------------------------------------------
EARNINGS
Net income                                          $686.6      $686.6     $538.6      $538.6      $453.2      $453.2
Preferred dividends                                  (11.8)      (11.8)     (16.7)      (16.7)      (26.4)      (26.4)
---------------------------------------------------------------------------------------------------------------------
Earnings available to common shareholders           $674.8      $674.8     $521.9      $521.9      $426.8      $426.8
=====================================================================================================================
AVERAGE SHARES
Common                                               102.4       102.4       97.1        97.1        97.5        97.5
Common equivalents                                     1.4           -        1.2           -         1.6           -
---------------------------------------------------------------------------------------------------------------------
Total                                                103.8       102.4       98.3        97.1        99.1        97.5
=====================================================================================================================
Earnings per common share                           $ 6.50      $ 6.59     $ 5.31      $ 5.37      $ 4.31      $ 4.38
=====================================================================================================================

-------------------------------------------------------------------------------
18. Commitments and Contingent Liabilities

In the ordinary course of business there are various legal proceedings pending against the company. Management believes the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on the consolidated financial position of the company. However, as the ultimate resolution of these proceedings is influenced by factors that are outside of the company's control, it is reasonably possible the company's estimated liability under these proceedings may change. See Note 13 for discussion of lease commitments.

-------------------------------------------------------------------------------
19. Sale of Product Lines

In October 1995 the company sold the individual life and annuity product lines of the Individual Life Insurance segment for $525 million in cash and $50 million of preferred stock of the purchaser. For the first nine months of 1995, these sold product lines generated approximately $400 million of revenues and earned approximately $35 million of net income.

-------------------------------------------------------------------------------
20. Geographic Data

The following is a summary of assets, revenues and operating profit of the company by country:

                                     Identifiable Assets                         Revenues            Operating Profit
                         -------------------------------   ------------------------------   -------------------------
In millions.                  1997       1996       1995       1997       1996       1995       1997     1996    1995
---------------------------------------------------------------------------------------------------------------------
United States            $26,015.6  $25,482.9  $25,797.7   $4,785.7   $4,426.7   $4,466.2   $  888.1   $714.6  $684.7
United Kingdom             2,934.2    2,654.5    2,006.6      515.3      434.8      397.7      123.1     92.3    67.6
Canada                     1,352.8    1,457.1    1,414.5      202.1      197.3      280.5       18.0     15.4     1.4
---------------------------------------------------------------------------------------------------------------------
Total                    $30,302.6  $29,594.5  $29,218.8   $5,503.1   $5,058.8   $5,144.4   $1,029.2   $822.3  $753.7
=====================================================================================================================

-------------------------------------------------------------------------------
Report of Independent Public Accountants


To the Shareholders of Household International, Inc.

We have audited the accompanying consolidated balance sheets of Household International, Inc.(a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Household International, Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.




/s/ Arthur Andersen LLP

Chicago, Illinois
January 21, 1998

                                 Household International, Inc. and Subsidiaries
     --------------------------------------------------------------------------
     Common and Preferred Stock Information


-------------------------------------------------------------------------------
Household International common stock is listed on the New York and Chicago stock exchanges. We also have unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American Stock Exchange.


                                                 Dividends Declared
                                       Ticker    ------------------
Stock                                  Symbol       1997       1996    Features                  Redemption Features
-------------------------------------------------------------------------------------------------------------------------
COMMON                                 HI          $1.62      $1.46    Quarterly dividend rate   N/A
                                                                       increased to $.42
                                                                       effective 10/15/97
-------------------------------------------------------------------------------------------------------------------------
8 1/4% PREFERRED, SERIES 1992-A        HI+PRZ    $2.0625    $2.0625    Nonconvertible            Cannot be redeemed
                                                                                                 prior to 10/15/2002.
Depositary Shares representing                                                                   Redeemable at our
1/40 share of 8 1/4% Preferred Stock,                                                            option after 10/15/2002
Series 1992-A                                                                                    in whole or in part at
                                                                                                 $25.00 per depositary
                                                                                                 share plus accrued and
                                                                                                 unpaid dividends.
-------------------------------------------------------------------------------------------------------------------------
7.35% PREFERRED, SERIES 1993-A         HI+PRJ    $1.8375    $1.8375    Nonconvertible            Cannot be redeemed
                                                                                                 prior to 10/15/98.
Depositary Shares representing                                                                   Redeemable at our
1/40 share of 7.35% Preferred Stock,                                                             option after 10/15/98
Series 1993-A                                                                                    in whole or in part at
                                                                                                 $25.00 per depositary
                                                                                                 share plus accrued and
                                                                                                 unpaid dividends.
-------------------------------------------------------------------------------------------------------------------------

                                                                 Shareholders
                                    Net Shares Outstanding          of Record     1997 Market Price     1996 Market Price
                                  ------------------------  -----------------     -----------------     -----------------
Stock                                    1997         1996    1997       1996        High       Low       High        Low
-------------------------------------------------------------------------------------------------------------------------
COMMON                            107,158,032   97,065,254  10,239     11,147     130        78 5/8     98 1/8     52
-------------------------------------------------------------------------------------------------------------------------
8 1/4% PREFERRED, SERIES 1992-A
 (Per Depositary Share)             2,000,000    2,000,000     356        408      29 1/2    27         28 1/8     24 7/8
-------------------------------------------------------------------------------------------------------------------------
7.35% PREFERRED, SERIES 1993-A
 (Per Depositary Share)             4,000,000    4,000,000     247        290      26 1/4    25 1/2     26 7/8     24
-------------------------------------------------------------------------------------------------------------------------

                                 Household International, Inc. and Subsidiaries
     --------------------------------------------------------------------------

     Year ended December 31,
     unless otherwise indicated.               1997              1996              1995              1994                  1993
-------------------------------------------------------------------------------------------------------------------------------
MARKET VALUE PER SHARE OF COMMON STOCK (HIGH-LOW PRICES ON NYSE)
     First quarter              108 1/4  -  85        71 1/2 - 52       45     - 35 7/8   35 5/8 - 29       35 3/4   - 26 15/16
     --------------------------------------------------------------------------------------------------------------------------
     Second quarter             117 7/16 -  78 5/8    76 1/2 - 63       51 1/2 - 43 1/8   36 1/8 - 28 1/2   36 3/8   - 31 5/8
     --------------------------------------------------------------------------------------------------------------------------
     Third quarter              130      - 108 7/16   83 7/8 - 68 1/2   62     - 48 7/8   39 3/4 - 32 7/8   39 15/16 - 34 5/8
     --------------------------------------------------------------------------------------------------------------------------
     Fourth quarter             129 5/8  - 108 3/8    98 1/8 - 82 1/2   68 3/8 - 54 1/4   39 1/8 - 32 3/4   40 3/8   - 30 5/8
     --------------------------------------------------------------------------------------------------------------------------
     Yearly range               130      -  78 5/8    98 1/8 - 52       68 3/8 - 35 7/8   39 3/4 - 28 1/2   40 3/8   - 26 15/16
     --------------------------------------------------------------------------------------------------------------------------
     Year-end close                        127 5/8             92 1/4            59 1/2            37 1/8              32 5/8
     --------------------------------------------------------------------------------------------------------------------------
     Composite common shares
      traded                            100,850,400        70,634,500        77,242,300        64,880,200            56,945,400
     --------------------------------------------------------------------------------------------------------------------------
     Average daily volume                   398,618           278,089           306,517           257,461               225,081
     --------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
PRICE EARNINGS RATIO(1)
     Yearly range                       22.4 - 14.8       19.7 - 12.8       17.4 - 11.1        13.0 - 9.9           18.7 - 12.0(2)
     --------------------------------------------------------------------------------------------------------------------------
     Yearly average                            19.0              16.5              13.6              11.5                  16.0(2)
     --------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
DIVIDEND YIELD
     Yearly range                        1.2% - 2.0%       2.6% - 1.6%       3.4% - 1.9%       4.1% - 3.0%           4.3% - 2.9%
     --------------------------------------------------------------------------------------------------------------------------
     Yearly average                             1.5%              1.9%              2.6%              3.5%                  3.4%
     --------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

DIVIDEND PAYOUT RATIO
     Common dividends to net income
      available to common shareholders           25%               27%               30%               35%                   41%
     --------------------------------------------------------------------------------------------------------------------------
     Total dividends to net income               26%               29%               34%               40%                   47%
     --------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SHARES OUTSTANDING AT DECEMBER 31
     Common                             107,158,032        97,065,254        97,161,529        96,602,598            94,448,132
     --------------------------------------------------------------------------------------------------------------------------
     $6.25 Preferred                              -                 -                 -            52,010               385,439
     --------------------------------------------------------------------------------------------------------------------------
     9 1/2% Preferred, Series 1989-A(3)           -                 -                 -         3,000,000             3,000,000
     --------------------------------------------------------------------------------------------------------------------------
     9 1/2% Preferred, Series 1991-A(3)           -         5,500,000         5,500,000         5,500,000             5,500,000
     --------------------------------------------------------------------------------------------------------------------------
     8 1/4% Preferred, Series 1992-A(3)   2,000,000         2,000,000         2,000,000         2,000,000             2,000,000
     --------------------------------------------------------------------------------------------------------------------------
     7.35% Preferred, Series  1993-A(3)   4,000,000         4,000,000         4,000,000         4,000,000             4,000,000
     --------------------------------------------------------------------------------------------------------------------------
     Flex APS, Series B                           -                 -                 -           400,000               400,000
     --------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS OF RECORD AT DECEMBER 31
     Common                                  10,239            11,147            13,515            14,379                14,632
     --------------------------------------------------------------------------------------------------------------------------
     $6.25 Preferred                              -                 -                 -               408                   641
     --------------------------------------------------------------------------------------------------------------------------
     9 1/2% Preferred, Series 1989-A(3)           -                 -                 -               535                   591
     --------------------------------------------------------------------------------------------------------------------------
     9 1/2% Preferred, Series 1991-A(3)           -               690               786               895                   939
     --------------------------------------------------------------------------------------------------------------------------
     8 1/4% Preferred, Series 1992-A(3)         356               408               453               518                   512
     --------------------------------------------------------------------------------------------------------------------------
     7.35% Preferred, Series 1993-A(3)          247               290               317               343                   305
     --------------------------------------------------------------------------------------------------------------------------
     Flex APS, Series B                           -                 -                 -                 4                     4
     --------------------------------------------------------------------------------------------------------------------------
     Total                                   10,842            12,535            15,071            17,082                17,624
     --------------------------------------------------------------------------------------------------------------------------


(1) The ratio of market price per share to earnings per share is based on a revolving summation of quarterly results.
(2) In 1993, the yearly range and yearly average are from February 4, 1993 forward.
(3) Per depositary share.