Form 10-K, Exhibit 13
period 1998-12-31
HOUSEHOLD INTERNATIONAL INC
filed 1999-03-30
CIK 354964

                                                                      EXHIBIT 13

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 18    1998 Annual Report



Selected Financial Data and Statistics


All dollar amounts except per share data are  stated in millions.          1998         1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Statement of Income Data-Year Ended December 31/1/
Net interest margin and other revenues                               $  6,380.0   $  6,036.2   $  5,451.6   $  5,131.5   $  4,795.9
Provision for credit losses on owned receivables                        1,516.8      1,493.0      1,144.2      1,025.1        795.1
Operating expenses                                                      2,672.3      2,884.8      2,714.7      2,527.4      2,595.5
Policyholders' benefits                                                   238.2        255.9        311.9        554.9        550.9
Merger and integration related costs                                    1,000.0            -            -            -            -
Income taxes                                                              428.6        462.2        461.2        420.4        309.1
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $    524.1   $    940.3   $    819.6   $    603.7   $    545.3
------------------------------------------------------------------------------------------------------------------------------------
Operating net income/2/                                              $  1,156.6   $    940.3   $    819.6   $    603.7   $    545.3
====================================================================================================================================
Per Common Share Data/1/,/3/
Basic earnings                                                       $     1.04   $     1.97   $     1.76   $     1.26   $     1.15
Diluted earnings                                                           1.03         1.93         1.73         1.24         1.13
Diluted operating earnings/2/                                              2.30         1.93         1.73         1.24         1.13
Dividends declared                                                          .60          .54          .49          .44          .41
Book value                                                                12.88        12.81         9.96         8.96         7.72
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data at December 31/1/
Total assets/4/:
  Owned                                                               $ 52,892.7   $ 46,817.0   $ 45,332.0   $ 44,723.0  $ 48,527.1
  Managed                                                               72,594.6     71,295.5     66,183.2     60,721.1    61,652.6
------------------------------------------------------------------------------------------------------------------------------------
Managed receivables/5/:
  First mortgage                                                      $    156.3   $    396.6   $    725.6   $  2,066.9  $  3,364.2
  Home equity                                                           22,330.1     19,824.8     16,197.5     16,506.7    14,734.5
  Auto finance/6/                                                        1,765.3        883.4            -            -           -
  MasterCard/Visa                                                       16,610.8     19,211.7     19,528.2     13,894.5    11,458.9
  Private label                                                         10,377.5     10,381.9     10,252.5      7,774.3     5,873.1
  Other unsecured                                                       11,970.6     11,505.1     11,557.6      9,375.1     7,784.9
  Commercial                                                               697.1        957.0      1,037.3      1,392.5     2,058.0
------------------------------------------------------------------------------------------------------------------------------------
Total managed receivables                                              63,907.7     63,160.5     59,298.7     51,010.0     45,273.6
Receivables serviced with limited recourse                            (19,701.9)   (24,478.5)   (20,851.2)   (15,998.1)   (13,125.5)
------------------------------------------------------------------------------------------------------------------------------------
Owned receivables                                                    $ 44,205.8   $ 38,682.0   $ 38,447.5   $ 35,011.9   $ 32,148.1
====================================================================================================================================
Deposits/7/                                                          $  2,105.0   $  2,344.2   $  3,000.1   $  5,351.3   $  9,093.4
Total other debt                                                       40,356.5     34,402.3     34,030.5     29,703.7     25,444.9
Company obligated mandatorily redeemable
  preferred securities of subsidiary trusts                               375.0        175.0        175.0         75.0            -
Convertible preferred stock                                                   -            -            -            -          2.6
Preferred stock                                                           164.4        264.5        319.5        319.5        434.6
Common shareholders' equity/8/                                          6,221.4      6,174.0      4,521.5      4,079.4      3,486.1
------------------------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios/1/
Return on average owned assets/2/, /9/                                     2.29%        2.03%        1.82%        1.25%        1.15%
Return on average managed assets/2/, /9/                                   1.60         1.38         1.30          .98          .94
Return on average common shareholders' equity/2/, /9/                      18.2         17.3         18.7         15.1         15.2
Total shareholders' equity as a percent of managed assets/10/              9.31         9.28         7.58         7.37         6.36
Tangible equity to tangible managed assets                                 7.11         6.92         6.20         6.26         5.52
Managed net interest margin                                                7.86         7.72         7.45         7.05         7.27
Managed consumer net chargeoff ratio                                       4.29         3.84         2.96         2.51         2.36
Managed basis efficiency ratio, normalized                                 37.6         41.0         45.0         50.7         55.2
Common dividends to operating net income                                   26.2         30.3         30.1         36.8         37.0
------------------------------------------------------------------------------------------------------------------------------------

/1/On June 30, 1998, Household merged with Beneficial Corporation, a consumer finance holding company. In connection with the merger, Household issued approximately 168.4 million shares of its common stock and three series of preferred stock. The transaction was accounted for as a pooling of interests, and accordingly, the consolidated financial statements have been restated for all periods presented.

/2/Excludes merger and integration related costs of $751.0 million after-tax related to the Beneficial merger and the gain on sale of Beneficial Canada of $118.5 million after-tax.

/3/All share information has been adjusted for our 3-for-1 stock split effected in the form of a stock dividend and paid on June 1, 1998.

/4/In 1996, Beneficial's annuity product line was sold. In late 1995, Household sold its individual life and annuity product lines of its life insurance business and its first mortgage servicing portfolio and servicing business. In 1994, Household sold its Australian subsidiary and retail securities brokerage business.

/5/In 1998, we sold $1.9 billion of our non-core MasterCard and Visa receivables. Also in 1998, Beneficial's German and Canadian operations were sold. Net receivables relating to these disposed German and Canadian operations were $272 million and $775 million, respectively. In 1997, we acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"). The acquisition included $3.1 billion of home equity receivables. We also sold our entire portfolio of student loans totaling about $900 million in 1997, as we exited this business. In 1996, we acquired credit card portfolios with outstandings of $4.1 billion and sold $1.7 billion of lower margin loans primarily from the previously divested mortgage and consumer banking businesses.

/6/In October 1997, we purchased ACC Consumer Finance Corporation, an auto finance company. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

/7/We sold our domestic consumer banking operations, including deposits of $2.8 billion in 1996 and $3.4 billion in 1995. Our Canadian subsidiary also sold $725 million in deposits in 1995.

/8/In 1997, we issued 27.3 million shares of common stock in a public offering, raising about $1.0 billion. The net proceeds were used to repay certain short-term borrowings incurred in connection with the acquisition of TFS.

/9/Including the merger and integration related costs and the gain on sale of Beneficial Canada for the year ended December 31, 1998, the return on average owned assets was 1.04 percent, the return on average managed assets was .72 percent and the return on average common shareholders' equity was 8.1 percent.

/10/Total shareholders' equity at December 31, 1998, 1997, 1996 and 1995 includes common shareholders' equity, preferred stock and company obligated mandatorily redeemable preferred securities of subsidiary trusts. Total shareholders' equity excludes convertible preferred stock that was fully converted or redeemed during 1995.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 19    1998 Annual Report

Credit Quality Statistics

     All dollar amounts are stated in millions.
     At December 31, unless otherwise indicated.                           1998       1997        1996       1995     1994
--------------------------------------------------------------------------------------------------------------------------
Managed Consumer Two-Month-and-Over Contractual Delinquency Ratios
     First mortgage                                                       14.90%     10.35%       9.49%      3.29%    1.81%
     Home equity                                                           3.67       3.69        3.04       2.76     2.49
     Auto finance/1/                                                       2.29       2.09           -          -        -
     MasterCard/Visa                                                       3.75       3.10        2.73       2.19     2.23
     Private label                                                         6.20       5.81        4.60       3.93     3.50
     Other unsecured                                                       7.94       7.81        6.21       5.68     5.25
--------------------------------------------------------------------------------------------------------------------------
     Total                                                                 4.90%      4.64%       3.92%      3.36%    3.00%
     ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Ratio of Net Chargeoffs to Average Managed Receivables for the Year
     First mortgage                                                         .39%      1.05%        .45%       .35%     .41%
     Home equity                                                            .63        .64         .60        .64      .83
     Auto finance/1/                                                       5.39       4.60           -          -        -
     MasterCard/Visa                                                       5.95       5.55        4.54       4.12     4.18
     Private label                                                         5.65       4.62        3.42       3.75     2.24
     Other unsecured                                                       6.97       5.48        4.29       3.60     4.01
--------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                          4.29       3.84        2.96       2.51     2.36
     Commercial                                                             .52       1.66         .92       2.10     3.10
--------------------------------------------------------------------------------------------------------------------------
     Total                                                                 4.24%      3.80%       2.92%      2.49%    2.40%
     ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Nonaccrual Owned Receivables
     Domestic:
      First mortgage                                                   $   19.5   $   31.7    $   50.0   $   39.6   $ 38.6
      Home equity                                                         486.5      378.4       198.3      205.8    155.9
      Auto finance/1/                                                      23.3          -           -          -        -
      Private label                                                        29.0       25.0        22.5       58.3     30.2
      Other unsecured                                                     297.9      283.6       240.6      245.2    209.1
     Foreign                                                              178.3      189.1       177.4      169.2    165.5
--------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                       1,034.5      907.8       688.8      718.1    599.3
     Commercial                                                            29.6       31.2        60.0      146.8    117.7
--------------------------------------------------------------------------------------------------------------------------
     Total                                                             $1,064.1   $  939.0    $  748.8   $  864.9   $717.0
     ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Nonaccrual Managed Receivables
     Domestic:
      First mortgage                                                   $   19.5   $   31.7    $   50.0   $   39.6   $ 38.6
      Home equity                                                         550.8      492.1       315.7      310.8    257.8
      Auto finance/1/                                                      40.3          -           -          -        -
      Private label                                                        29.0       25.0        22.5       80.4     46.7
      Other unsecured                                                     559.5      565.2       399.1      295.0    209.1
     Foreign                                                              210.5      219.7       198.8      179.3    165.5
--------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                       1,409.6    1,333.7       986.1      905.1    717.7
     Commercial                                                            29.6       31.2        60.0      146.8    117.7
--------------------------------------------------------------------------------------------------------------------------
     Total                                                             $1,439.2   $1,364.9    $1,046.1   $1,051.9   $835.4
     ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Accruing Owned Receivables 90 or More Days Delinquent/2/
     Domestic                                                          $  630.6   $  468.3    $  415.9   $  181.1   $147.3
     Foreign                                                               21.8       31.3        23.8       12.2      7.5
--------------------------------------------------------------------------------------------------------------------------
     Total                                                             $  652.4   $  499.6    $  439.7   $  193.3   $154.8
     ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Accruing Managed Receivables 90 or More Days Delinquent/2/
     Domestic                                                          $  852.8   $  776.5    $  621.7   $  308.1   $239.8
     Foreign                                                               21.8       31.3        23.8       12.2      7.5
--------------------------------------------------------------------------------------------------------------------------
     Total                                                             $  874.6   $  807.8    $  645.5   $  320.3   $247.3
     ---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Renegotiated Commercial Loans                                          $   12.3   $   12.4    $   12.9   $   21.2   $ 41.8
--------------------------------------------------------------------------------------------------------------------------
Real Estate Owned
     Domestic                                                          $  249.5   $  200.0    $  217.2   $  208.4   $206.7
     Foreign                                                                4.4       12.8        19.6       29.3     47.3
--------------------------------------------------------------------------------------------------------------------------
     Total                                                             $  253.9   $  212.8    $  236.8   $  237.7   $254.0
     ---------------------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------------------

     /1/Prior to the fourth quarter of 1997, credit quality statistics for auto finance receivables were not significant. Credit quality data for these receivables were included in other unsecured receivables. Net chargeoff data includes ACC Consumer Finance Corporation subsequent to our acquisition in October 1997.
     /2/Includes MasterCard and Visa and private label credit card receivables, consistent with industry practice. There were no commercial loans 90 or more days past due which remained on accrual status.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.20     1998 Annual Report


Management's Discussion and Analysis of Financial Condition and
Results of Operations


     Household International, Inc., through its subsidiaries, provides consumers with home equity loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards, tax refund anticipation loans and other types of unsecured loans. We serve middle-market customers primarily in the United States, United Kingdom and Canada. Our operations are divided into three reportable segments: Consumer, which includes our branch-based consumer finance, private label and auto finance businesses; Credit Card, which includes our domestic MasterCard and Visa business; and International, which comprises our foreign operations including the United Kingdom and Canada. At December 31, 1998, we had managed receivables of $63.9 billion. Our managed receivables portfolio includes receivables on our balance sheet and those that we service for investors as part of our asset securitization program.

        On June 30, 1998, Household International ("Household") merged with Beneficial Corporation ("Beneficial"), a consumer finance holding company headquartered in Wilmington, Delaware. Each outstanding share of Beneficial common stock was converted into 3.0666 shares of Household's common stock, resulting in the issuance of approximately 168.4 million shares of common stock. Each share of Beneficial $5.50 Convertible Preferred Stock (the "Beneficial Convertible Stock") was converted into the number of shares of Household common stock the holder would have been entitled to receive in the merger had the Beneficial Convertible Stock been converted into shares of Beneficial common stock immediately prior to the merger. Additionally, each other share of Beneficial preferred stock outstanding was converted into one share of a newly-created series of Household preferred stock with terms substantially similar to those of existing Beneficial preferred stock. The merger was accounted for as a pooling of interests and, therefore, the consolidated financial statements include the results of operations, financial position and changes in cash flows of Beneficial for all periods presented.

        In connection with the merger, we established an integration plan which identified activities that would not be continued as a result of the merger and the related costs of exiting those activities. Our plan also identified the number of employees who would be involuntarily terminated and established the benefit levels those employees would receive upon termination. These benefit levels were communicated to employees in April 1998. Pursuant to our plan, we accrued pretax merger and integration related costs of approximately $1 billion ($751 million after-tax) which has been reflected in the statement of income in total costs and expenses. As of December 31, 1998, approximately $80 million remains in the merger and restructuring reserve.

     The merger and integration related costs were comprised of the following:
     . Approximately $270 million (of which $86 million related to key executives with pre-existing severance agreements) was accrued to cover employee termination costs related to approximately 3,000 employees whose functions were eliminated due to redundancy and consolidation of branches, corporate staff and back office operations. As of December 31, 1998, substantially all identified employees have been severed and approximately $240 million of severance payments have been made to terminated employees. Most of the remaining $30 million is expected to be paid in the first quarter of 1999 pursuant to our plan.
     . Approximately $319 million was accrued related to planned costs to be incurred in connection with the exiting of the Beneficial corporate office lease, early termination of branch offices and other operating facility leases and the cancellation of contracts with third party vendors, primarily for technology. Of this amount, $100 million related to the exiting of the Beneficial corporate office lease, $142 million related to lease termination and other exit costs for closures of 335 duplicative U.S. and U.K. branch offices and 8 redundant operating centers, $40 million pertained to fixed asset writedowns, primarily related to closed facilities, and $37 million related to termination penalties associated with third party vendor contracts whose services would no longer be required. In November 1998, we entered into an agreement to sublease the Beneficial corporate offices to a third party to whom we paid total consideration of approximately $100 million. As of December 31, 1998, $115 million of lease termination and other costs for closed branch offices and operating centers had been incurred. The remainder of the estimated lease termination payments will be made in the first quarter of 1999. In addition, $14 million of charges were incurred due to early termination of third party vendor contracts. Most of the remaining vendor contracts will be terminated in the first quarter of 1999.
     . We re-assessed Beneficial's existing business plans and assumptions used in evaluating goodwill and other related intangibles associated with various operations, loan products and acquired receivable portfolios. Our plan identified modifications to these existing business plans. In connection with these modifications, we utilized discounted cash flow analyses to value the related goodwill and other intangible assets using assumptions which reflected our modified business plans. As a result of our analyses, we have written off approximately $183 million

     *MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.21     1998 Annual Report


     of goodwill and other related intangible assets to their estimated fair values. In addition, we wrote down real estate interests by $68 million to reflect their net realizable values. Assets held for disposal are not material.
     . We and Beneficial incurred investment banking fees of $75 million and legal and other expenses of $25 million. In addition, in order to better align the asset liability position of the combined company, we paid $60 million in prepayment premiums related to outstanding debt.
        The merger and integration related costs included approximately $291 million in non-cash charges. Cash payments of approximately $709 million have been and will continue to be funded through our existing operations. In addition, we will receive tax benefits of approximately $249 million.

        On March 10, 1998, the Board of Directors approved a three-for-one split of Household's common stock effected in the form of a dividend, issued on June 1, 1998, to shareholders of record as of May 14, 1998. Accordingly, all common share and per common share data in the following discussion includes the effect of Household's stock split.


Operations Summary
     . Our operating net income (net income excluding merger and integration related costs and the gain on the sale of Beneficial's Canadian operations) increased 23 percent to $1,156.6 million in 1998. Net income in 1997 was $940.3 million, 15 percent higher than 1996 earnings of $819.6 million. Diluted operating earnings per share was $2.30 in 1998, up 19 percent from $1.93 in 1997, which was up 12 percent from $1.73 in 1996. Net income was $524.1 million and diluted earnings per share was $1.03 in 1998.
     . Receivables of our core consumer finance businesses, other than MasterCard and Visa, grew 12 percent during 1998 with the strongest growth coming in our secured lending products. In total, in 1998 our managed portfolio of core receivables rose 4 percent, reflecting the sale of $1.9 billion in credit card receivables during the year and lower levels of GM Card receivables.
     . Our return on average common shareholders' equity ("ROE"), excluding merger and integration related costs and the gain on the sale of Beneficial's Canadian operations, was 18.2 percent in 1998. This compares to ROE of 17.3 percent in 1997 and 18.7 percent in 1996. Our return on average owned assets ("ROA"), excluding the nonrecurring items, was 2.29 percent, up from 2.03 percent in 1997 and 1.82 percent in 1996. Our return on average managed assets ("ROMA"), excluding the nonrecurring items, was
     1.60 percent, up from 1.38 percent in 1997 and 1.30 percent in 1996. Our operating net income, ROA and ROMA increased over the past three years as a result of our focus on higher-return core businesses and improved efficiency.
     . During the first quarter of 1998, we completed the sale of Beneficial's Canadian operations and recorded an after-tax gain of approximately $118.5 million. In April 1998, the sale of Beneficial's German operations was also completed. In 1997, Beneficial announced its intent to sell the German operations and recorded an after-tax loss of approximately $27.8 million after consideration of a $31.0 million tax benefit. No additional losses were realized in 1998 as a result of the sale.
     . During 1998, our U.S. MasterCard and Visa business experienced declining profitability due to higher credit losses and intensifying competitive pressures. We took a number of steps during 1998 to minimize the impact of these negative trends. In the first half of the year, we actively repriced portions of our MasterCard and Visa portfolios and we also reduced credit lines to minimize future losses. This resulted in increased account attrition. In mid-year, new senior operating management joined our domestic bankcard unit. The new management team completed a comprehensive review of our bankcard strategy. Their objective was to boost returns and improve this business's competitive position. As a result, we reaffirmed our commitment to our two major credit card relationships: the GM Card, our co-branded relationship with General Motors Corporation; and the Union Privilege program, our affinity card relationship with the AFL-CIO labor federation. We intend to further enhance these programs during 1999 with the close collaboration of our partners.
        We also decided to refocus the Household Bank branded portfolio to target customers and prospects of our core consumer finance business. In addition, we will target other well-defined market segments offering higher potential returns and consumers whose borrowing needs have not been met by traditional lenders. To facilitate this effort, we have entered into a proposed alliance with Renaissance Holdings, Inc. ("Renaissance"), a privately held issuer of secured and unsecured credit cards to non-prime consumers. We intend to leverage Renaissance's capabilities with our access to markets, customer information, technology and other scale benefits. We will jointly originate new accounts which we will fund and own. Renaissance will service the credit card accounts that come under our joint program, and will be paid a servicing fee. As this business grows, Renaissance will begin to earn a share of the revenue and the servicing fee will decrease.
        As part of our redefined strategy, we will continue to de-emphasize undifferentiated credit card programs that do not offer the potential returns of our other businesses. This repositioning of our Household Bank portfolio led to $1.9 billion in portfolio sales in the second half of the year.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.22     1998 Annual Report


Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)


        In connection with these portfolio sales, we received premiums totaling approximately $200 million. Against these gains, we wrote off related intangible assets and other costs of $159 million and related securitization assets, net of related off-balance sheet loss reserves, of $45 million. The net result of these three components, all of which are included in other income, was a $4 million pretax loss.
     . In June 1997, we purchased Transamerica Financial Services Holding Company ("TFS"), the branch-based consumer finance subsidiary of Transamerica Corporation, for $1.1 billion. We also repaid $2.8 billion of debt that TFS owed to affiliates of Transamerica Corporation. This acquisition included $3.1 billion of home equity receivables secured primarily by home mortgages, and $100 million of other unsecured receivables. The acquisition strengthened our core consumer finance operations by adding new markets, new customer accounts, seasoned employees and receivables secured by collateral. This type of security helps to reduce the amount of loss we might incur if borrowers do not pay off their loans.
        In connection with this acquisition, in June 1997, we completed a public offering of 27.3 million shares of common stock for $1.0 billion. We used the net proceeds from the offering to repay short-term borrowings related to the acquisition.
        In October 1997, we purchased all of the outstanding capital stock of ACC Consumer Finance Corporation ("ACC"), an auto finance company, for about 4.2 million shares of our common stock and cash. This purchase expanded our business of making loans to non-prime borrowers secured by automobiles, primarily used vehicles sold through franchised dealers, and increased our market share in the non-prime auto finance market.
        In late December 1997, Beneficial acquired Endeavour Personal Finance Ltd. ("Endeavour"), including receivables of approximately $250 million, for cash, thus expanding our United Kingdom presence.
        Each of these acquisitions were accounted for as purchases. Thus, our statement of income for 1997 included the results of operations of TFS, ACC and Endeavour from the closing dates of the transactions.
     . In 1996, we exited several businesses that were providing insufficient returns on our investment.
        Over the course of 1996, we completed the sale of our consumer banking branches in Illinois, including the sale of about $2.8 billion of deposits and $340 million of home equity and other unsecured receivables. We wrote off acquired intangibles related to these deposits of $110 million in 1996.
        On March 31, 1996, Beneficial's $957 million annuity portfolio was sold through a co-insurance agreement. Approximately $900 million of investment securities were sold as part of this disposition.
     . The following summarizes operating results for our reportable operating segments for 1998 compared to 1997 and 1996:
        Results for our Consumer segment improved in 1998 from the prior year periods. Return on average owned assets increased to 2.77 percent in 1998 from 2.39 percent in 1997 and 2.34 percent in 1996. Return on average managed assets increased to 2.09 percent in 1998 from 1.70 percent in 1997 and 1996. The improvement in operating results from the prior year periods reflect higher net interest margin and fee income due mainly to higher average receivables. Managed receivables grew 13 percent to $41.2 billion at year-end 1998, up from $36.5 billion in 1997 and $31.4 billion in 1996. The growth in managed receivables in 1998 and 1997 was driven by solid growth in home equity, other unsecured and auto finance receivables. The Consumer segment has also benefited from reduced operating expenses from efficiencies achieved as Beneficial's branch operations were consolidated in the second half of the year and continued cost control efforts. The integration of Beneficial is proceeding on target. Offsetting these favorable trends, the Consumer segment continued to experience higher credit losses reflecting increased personal bankruptcies as well as the maturing of promotional balances in our private label business. The 1997 operating results were impacted by higher provisions for credit losses. In 1996, Beneficial recorded a $65 million up-front loss provision for the strong private label receivables growth experienced during the year.
        Our Credit Card segment reported lower earnings in 1998. Return on average owned assets was 1.80 percent in 1998, compared with 2.79 percent in 1997 and 2.38 percent in 1996. Return on average managed assets was .75 percent, compared with 1.17 percent in 1997 and 1.13 percent in 1996. The decrease in operating results in 1998 was primarily due to lower average receivables and higher credit losses, partially offset by higher fee income. Managed receivables were $14.8 billion at year-end 1998, compared to $17.8 billion in 1997 and $18.2 billion in 1996. The decrease in managed receivables in 1998 reflects portfolio attrition and the sale of non-core MasterCard and Visa receivables during the year totaling $1.9 billion. The improvement in operating results for 1997 compared with 1996 was due to higher net interest margin and fees and improved efficiency, partially offset by higher credit losses.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 23    1998 Annual Report


       Our International segment reported improved results. Return on average owned assets increased to 2.16 percent in 1998 from 1.95 percent in 1997 and 1.80 percent in 1996. Return on average managed assets increased to
     1.86 percent in 1998 from 1.73 percent in 1997 and 1.62 percent in 1996. The improvement in operating results was primarily due to improved efficiency, as well as higher revenues due to receivables growth in the U.K. Total managed receivables fell 5 percent to $7.4 billion at year-end 1998, down from $7.8 billion in 1997, but up from $6.7 billion in 1996. The decline in managed receivables reflected our sale of Beneficial Canada and Beneficial Germany early in 1998. Our U.K. business had excellent growth, primarily in MasterCard and Visa, private label and other unsecured receivables. The Goldfish Card, issued in alliance with the Centrica Group, contributed significantly to the growth in managed receivables during the year.

     . Our tax refund anticipation loan ("RAL") business reported lower profits in 1998 due to measures taken by the Internal Revenue Service to delay payment on the returns of selected taxpayers claiming an earned income tax credit. The RAL program reported lower profits in 1997 compared with 1996, which benefited from very strong collections on loans previously written off during the 1995 season. Additionally, 1997 earnings were lower due to the July 1996 agreement with H&R Block Tax Services, Inc., which gave them a share in both the revenue and credit risk of certain RALs.

     . Our consolidated managed net interest margin expanded to 7.86 percent in 1998 from 7.72 percent in 1997 and 7.45 percent in 1996. Our margins have increased because we have continued to raise the interest rates we charge on most of our products. In addition, our margin expanded in 1998 as a result of lower cost of funds. The expansion was slightly offset by lower margin from a higher mix of secured loans in the portfolio which carry a lower yield compared to unsecured products.

     . Our normalized managed basis efficiency ratio was 37.6 percent in 1998,
     41.0 percent in 1997 and 45.0 percent in 1996. The efficiency ratio is the ratio of operating expenses to the sum of our managed net interest margin and other revenues less policyholders' benefits. We normalize, or adjust for, items that are not indicative of ongoing operations. The improvement in the 1998 ratio was due to cost savings and operating efficiencies achieved from the consolidation of Beneficial's operations in the second half of the year and to continued cost control in our businesses.

Balance Sheet Review

     . Managed assets (total assets on our balance sheet plus receivables serviced with limited recourse) increased to $72.6 billion at December 31, 1998 from $71.3 billion at year-end 1997 due to receivables growth in our core businesses. Receivables of our core consumer finance businesses, other than MasterCard and Visa, grew 12 percent in 1998. In total, our managed core portfolio rose only 4 percent from the level of a year ago. Growth was depressed by the sale of $1.9 billion in credit card receivables during the year. Owned assets totaled $52.9 billion at December 31, 1998, up from $46.8 billion at year-end 1997. Owned assets may vary from period to period depending on the timing and size of asset securitization transactions. We had initial securitizations, excluding replenishments of prior securitizations, of $3.6 billion of receivables in 1998 and $8.3 billion of receivables during 1997. We refer to the securitized receivables that are serviced for investors and not on our balance sheet as our off-balance sheet portfolio.

     . Our core products and total portfolio grew during 1998, as shown in the following table:


                                                                   Increase (Decrease)   Increase (Decrease)
     All dollar amounts are stated in millions.  December 31, 1998        in 1998/1997          in 1997/1996
     -------------------------------------------------------------------------------------------------------
     Managed receivables:
     Home equity                                         $22,330.1                  15%                   24%
     Auto finance/1/                                       1,765.3                 100                     -
     MasterCard/Visa                                      16,610.8                 (14)                   (2)
     Private label                                        10,377.5                   4                     1
     Other unsecured                                      11,970.6                   7                     7
     -------------------------------------------------------------------------------------------------------
     Core products/2/                                     63,054.3                   4                     9
     -------------------------------------------------------------------------------------------------------
     First mortgage                                          156.3                 (61)                  (45)
     Commercial                                              697.1                 (21)                  (15)
     Discontinued products/3/                                    -                (100)                  (42)
     -------------------------------------------------------------------------------------------------------
     Total                                               $63,907.7                   1%                    7%
     =======================================================================================================

     /1/Prior to 1997, auto finance receivables were not significant and were included in other unsecured receivables.
     /2/Core products growth from the prior year, excluding MasterCard and Visa due to the strategic repositioning, was 12 percent in 1998. /3/Discontinued products include receivables relating to Beneficial's disposed Canadian operations in March 1998 and German operations in April 1998 and Household's student loan receivables sold in the fourth quarter of 1997.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 24    1998 Annual report


Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

     Our distribution channels and growth strategies vary across product lines. The consumer branch business, which offers both real estate secured and unsecured loans, originates its products through its retail branch network, direct mail, telemarketing and correspondents and brokers. The private label business generates loan volume through merchant promotions, application displays, direct mail and telemarketing. The auto finance business generates loan volume primarily through dealer relationships from which installment contracts are purchased. The private label and auto finance businesses concentrate on both increasing volume from existing relationships and actively seeking new relationships. Our MasterCard and Visa business generates loan volume primarily through direct mail, telemarketing, application displays and promotional activity associated with our co-branding and affinity relationships. We supplement internally-generated receivables growth with opportunistic portfolio acquisitions depending on the pricing and customer profile of the portfolio.

       Home equity receivables increased 15 percent during 1998, with new originations up approximately 27 percent. Volumes were good in both the HFC and Beneficial branches. Additionally, in the last half of the year, we benefited from the fallout of some of the smaller home equity loan players. This reduced competition contributed to improved pricing, which we also took advantage of by increasing our correspondent business. The level of refinancings also began to decrease in the second half of 1998. The combination of reduced competitive pressures, prepayment penalties and focus on customer service and retention have slowed portfolio runoff.

       Growth in auto finance receivables in 1998 resulted from a continued focus on underserved customers in the non-prime sector and benefited from weakened competition and an expanded sales force.

       Private label receivables were up 4 percent in 1998 due to growth from our existing merchant base, particularly from merchants signed late last year, as well as growth from new merchants added during the year. In late 1998, we signed four new retailers which added over $700 million in receivables. Growth from these new and existing merchants was partially offset by attrition due to less promotional activity at two major retailers in the second quarter.

       Other unsecured receivables were up reflecting the purchase of an $850 million portfolio in the first quarter and steady growth during the year in both the domestic consumer finance and U.K. businesses.

       Our MasterCard and Visa receivables declined from a year ago due to attrition in the domestic portfolio and sale of $1.9 billion of non-core Household Bank branded credit card receivables. The decrease in the domestic portfolio was offset by growth of approximately $500 million in our U.K. bankcard business.

     . The managed consumer two-months-and-over contractual delinquency ratio increased to 4.90 percent at December 31, 1998 from 4.64 percent at December 31, 1997. The 1998 managed consumer net chargeoff ratio was 4.29 percent compared with 3.84 percent in 1997 and 2.96 percent in 1996.

     . Our managed credit loss reserves totaled $2.5 billion at December 31, 1998, essentially unchanged from 1997. Credit loss reserves as a percent of managed receivables were 3.99 percent at year-end 1998 and 1997, reflecting the growing percentage of secured loans. Reserves as a percent of nonperforming managed receivables were 109.5 percent compared with 115.5 percent at December 31, 1997.

     . The ratio of total shareholders' equity to managed assets was 9.31 percent, compared with 9.28 percent at December 31, 1997. The ratio of tangible equity to tangible managed assets was 7.11 percent, compared with
     6.92 percent at year-end 1997.

Pro Forma Managed Statements of Income

     Securitizations of consumer receivables have been, and will continue to be, a source of liquidity and capital management for us. We continue to service securitized receivables after they have been sold and retain a limited recourse liability for future credit losses. We include revenues and credit-related expenses related to the off-balance sheet portfolio in one line item in our owned statements of income. Specifically, we report net interest margin, fee and other income, and provision for credit losses for securitized receivables as a net amount in securitization income.

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

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 25    1998 Annual Report

     Pro Forma Managed Statements of Income

     In millions.
     Year ended December 31                                         1998        1997       1996
     ------------------------------------------------------------------------------------------
     Finance and other interest income                         $ 8,975.4   $ 8,412.5  $ 7,617.6
     Interest expense                                            3,881.3     3,692.2    3,413.2
     ------------------------------------------------------------------------------------------
     Net interest margin                                         5,094.1     4,720.3    4,204.4
     Provision for credit losses                                 2,716.0     2,620.6    2,033.3
     ------------------------------------------------------------------------------------------
     Net interest margin after provision for credit losses       2,378.1     2,099.7    2,171.1
     ------------------------------------------------------------------------------------------
     Insurance revenues                                            492.8       454.2      422.1
     Investment income                                             161.2       173.1      220.7
     Fee income                                                  1,398.0     1,460.5    1,073.9
     Other income                                                  243.7       355.7      419.6
     Gain on sale of Beneficial Canada                             189.4           -          -
     ------------------------------------------------------------------------------------------
     Total other revenues                                        2,485.1     2,443.5    2,136.3
     ------------------------------------------------------------------------------------------
     Salaries and fringe benefits                                1,127.5     1,085.3      976.9
     Occupancy and equipment expense                               316.1       333.6      328.9
     Other marketing expenses                                      403.2       449.6      431.5
     Other servicing and administrative expenses                   654.9       857.9      833.7
     Amortization of acquired intangibles and goodwill             170.6       158.4      143.7
     Policyholders' benefits                                       238.2       255.9      311.9
     Merger and integration related costs                        1,000.0           -          -
     ------------------------------------------------------------------------------------------
     Total costs and expenses                                    3,910.5     3,140.7    3,026.6
     ------------------------------------------------------------------------------------------
     Income before income taxes                                    952.7     1,402.5    1,280.8
     Income taxes                                                  428.6       462.2      461.2
     ------------------------------------------------------------------------------------------
     Net income                                                $   524.1   $   940.3  $   819.6
     ==========================================================================================
     Average managed receivables                               $63,677.1   $60,447.2  $54,959.0
     Average noninsurance investments                              803.7       661.4    1,477.6
     Other interest-earning assets                                 302.6           -          -
     ------------------------------------------------------------------------------------------
     Average managed interest-earning assets                   $64,783.4   $61,108.6  $56,436.6
     ==========================================================================================

     The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on our historical owned statements of income ("Owned Basis"), as well as on the above pro forma managed statements of income ("Managed Basis").

     Net Interest Margin Net interest margin on an Owned Basis was $3,144.3 million for 1998, up from $2,822.4 million in 1997 and $2,695.7 million in 1996. As a percent of average owned interest-earning assets, net interest margin was 7.34 percent in 1998, 7.16 percent in 1997 and 7.02 percent in 1996. The dollar increase over 1997 and 1996 was due to growth in average owned interest-earning assets and higher interest spreads. The interest spread represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets. See pages 38 and 39 for an analysis of our Owned Basis net interest margin.

       Net interest margin on a Managed Basis increased to $5,094.1 million for 1998 from $4,720.3 million in 1997 and $4,204.4 million in 1996, primarily due to receivables growth. The net interest margin percentage on a Managed Basis increased to 7.86 percent from 7.72 percent in 1997 and 7.45 percent in 1996. The increase in 1998 resulted from a lower cost of funds. The overall rate of increase was slightly offset by lower margin from a higher mix of secured loans in the portfolio which carry a lower yield compared to unsecured products.

       Net interest margin as a percentage of receivables on a Managed Basis is greater than on an Owned Basis because MasterCard and Visa and other unsecured receivables, which have wider spreads, are a larger portion of the off-balance sheet portfolio than of the owned portfolio.

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

       The provision for credit losses on an Owned Basis totaled $1,516.8 million in 1998, compared to $1,493.0 million in 1997 and $1,144.2 million in 1996. The increases in 1998 and 1997 were due to higher chargeoffs in our unsecured portfolios and continued seasoning of the private label portfolio. In 1996, Beneficial recorded a

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.26     1998 Annual Report


Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

     $65 million up-front loss provision for the strong private label receivables growth experienced during the year. As a percent of average owned receivables, the provision was 3.64 percent compared to 3.85 percent in 1997 and 3.10 percent in 1996. The decrease in this ratio in 1998 was due to a higher mix of secured loans as compared to 1997.
        The provision for credit losses on a Managed Basis totaled $2,716.0 million in 1998, $2,620.6 million in 1997 and $2,033.3 million in 1996. The provision as a percent of average managed receivables was 4.27 percent in 1998, 4.34 percent in 1997 and 3.70 percent in 1996. The Managed Basis provision is impacted by the type and amount of receivables securitized during the year and substantially offsets the income recorded on the securitization transactions. In 1998, excluding replenishments of prior securitizations, we securitized approximately $3.6 billion of receivables, compared to approximately $8.3 billion in 1997 and $8.8 billion in 1996.

     Other Revenues Securitization income was $1,548.9 million in 1998, $1,638.4 million in 1997 and $1,341.3 million in 1996. Securitization income was lower in 1998 as we securitized fewer receivables than in 1997. Securitization income increased in 1997 primarily due to growth in average securitized receivables. The components of securitization income are reclassified to the appropriate caption in the statements of income on a Managed Basis.
        Insurance revenues of $492.8 million in 1998 were up from $454.2 million in 1997 and $422.1 million in 1996. The increases were primarily due to increased insurance sales on a larger portfolio.
        Investment income includes interest income on investment securities in the insurance business as well as realized gains and losses from the sale of investment securities. Investment income was $161.2 million in 1998 compared with $173.1 million in 1997 and $220.7 million in 1996. The decrease in 1998 and 1997 from each of the prior years was due to lower average investment balances and lower yields on the securities in the portfolio.
        Fee income on an Owned Basis includes revenues from fee-based products such as credit cards and, through mid-1996, consumer banking deposits. Fee income was $599.7 million in 1998, up from $592.4 million in 1997 and $352.2 million in 1996. The increases in fee income reflected higher credit card fees and interchange income.
        Fee income on a Managed Basis includes, in addition to the items discussed above, fees and other income related to the off-balance sheet portfolio. Managed Basis fee income was $1,398.0 million in 1998 compared to $1,460.5 million in 1997 and $1,073.9 million in 1996. The decrease in 1998 was primarily due to lower securitization activity, partially offset by an increase in interchange and late fees. The increase in 1997 was due to higher credit card fees and interchange income as a result of increased average managed credit card receivables.
        Other income was $243.7 million in 1998, $355.7 million in 1997 and $419.6 million in 1996. The decline in 1998 reflected a decrease in RAL income from the prior year, as previously discussed. Other income in 1997 included gains on the sales of MasterCard and Visa receivables from our non co-branded portfolio and a gain from the sale of a Beneficial life insurance portfolio. RAL income in 1996 benefited from very strong collections on loans previously written off during the 1995 season. Other income in 1996 included the premium from the sale of our Illinois banking operations and the gain related to the sale of our annuity portfolio in the first quarter.
        Total other revenues in 1998 also included a pretax gain of $189.4 million from the sale of Beneficial's Canadian operations, as previously discussed.

     Expenses Operating expenses, excluding the one-time merger related costs of approximately $1.0 billion, were $2,672.3 million in 1998, $2,884.8 million in 1997 and $2,714.7 million in 1996. In 1998, operating expenses were down sharply. During 1997, Beneficial recorded non-operating pretax charges of $90 million including a $59 million provision for the planned disposition of Beneficial's German operations. Also included in 1997 were expenses related to Beneficial's Canadian and German operations, which were sold in early 1998. In addition, cost savings and operating efficiencies were achieved from the consolidation of Beneficial's operations in the second half of the year and continued cost control in our remaining businesses. Our overall normalized managed efficiency ratio was 37.6 percent in 1998 compared with 41.0 percent in 1997 and 45.0 percent in 1996.
        Salaries and fringe benefits were $1,127.5 million in 1998, up from $1,085.3 million in 1997 and $976.9 million in 1996. The increase was mostly due to higher sales incentives for our consumer finance branch employees and a higher number of employees in our auto finance business, partially offset by Beneficial staff reductions.
        Occupancy and equipment expense was $316.1 million in 1998, compared to $333.6 million in 1997 and $328.9 million in 1996. Expenses in 1998 were 5 percent lower due to the elimination of duplicative branch offices and operating centers as a result of the Beneficial merger.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.27        1998 Annual Report

       Other marketing expenses include payments for advertising, direct mail programs and other marketing expenditures. These expenses were $403.2 million in 1998, compared to $449.6 million in 1997 and $431.5 million in 1996. Included in 1997 were marketing initiatives for several Beneficial private label merchants.

       Other servicing and administrative expenses were $654.9 million in 1998, $857.9 million in 1997 and $833.7 million in 1996. Included in 1997 were Beneficial's non-operating charge of $90 million and the expenses related to Beneficial's Canadian and German operations sold in early 1998. During 1996, we recorded charges of $78 million primarily related to settling legal matters of a former subsidiary.

       Amortization of acquired intangibles and goodwill was $170.6 million in 1998, $158.4 million in 1997 and $143.7 million in 1996. The increase reflects our acquisitions of TFS and ACC in 1997 and the Union Privilege portfolio in 1996.

       Policyholders' benefits were $238.2 million in 1998, $255.9 million in 1997 and $311.9 million in 1996. The lower expense in 1998 was due to fewer policies in our life insurance business.

       Income taxes. The 1998 effective tax rate, excluding merger and integration related costs and the gain on sale of Beneficial Canada, was
     34.4 percent compared with 33.0 percent in 1997 and 36.0 percent in 1996. The effective rate in 1997 recognized tax benefits related to the anticipated sale of Beneficial's German operations.

Credit Quality

     Our delinquency and net chargeoff ratios reflect, among other factors, the quality of receivables, the average age of our loans, the success of our collection efforts and general economic conditions. Specifically, the high levels of personal bankruptcies over the last three years have had a direct effect on the asset quality of our overall portfolio and others in our industry.

       During 1998 our delinquency and net chargeoff levels were affected by higher consumer bankruptcies in our unsecured portfolios and the continued maturing of our receivables.

       We track delinquency and chargeoff levels on a managed basis. We include the off-balance sheet portfolio since we apply the same credit and portfolio management procedures as on our owned portfolio. This results in a similar credit loss exposure. Our focus is to continue using risk-based pricing and effective collection efforts for each loan. We have a process that gives us a reasonable basis for predicting the asset quality of new accounts. This process is based on our experience with numerous marketing, credit and risk management tests. We also believe that our frequent and early contact with delinquent customers is helpful in managing net credit losses. Despite these efforts to manage the current credit environment, bankruptcies remain an industry-wide issue and are unpredictable.

       Our chargeoff policy for consumer receivables varies by product. Unsecured receivables are written off at the following stages of contractual delinquency: MasterCard and Visa-6 months; private label-9 months; and other unsecured-9 months and no payment received in 6 months. For real estate secured receivables, carrying values are written down to net realizable value at the time of foreclosure. For loans secured by automobiles, carrying values are written down to net realizable value when the loan becomes 5 months contractually delinquent. Commercial receivables are written off when it becomes apparent that an account is uncollectible.

       The state of California accounts for 19 percent of our managed domestic consumer portfolio and is the only state with more than 10 percent of this portfolio. Because of our centralized underwriting collections and processing functions, we can quickly change our credit standards and intensify collection efforts in specific locations. This capability was leveraged to the Beneficial branch network as the Beneficial branches were integrated with Household in 1998.

       Our foreign consumer operations located in the United Kingdom and Canada accounted for 10 and 2 percent, respectively, of managed consumer receivables at December 31, 1998.

     Managed Consumer Two-Months-and-Over Contractual Delinquency Ratios

                                         1998 Quarter End                   1997 Quarter End
                        ---------------------------------   --------------------------------

                            4       3          2        1       4      3          2        1
     ---------------------------------------------------------------------------------------
     First mortgage     14.90%  11.80%     11.07%    9.33%  10.35%  9.27%     10.27%    8.19%
     Home equity         3.67    3.73       3.55     3.68    3.69   3.16       2.97     3.23
     Auto finance/1/     2.29    2.05       1.67     1.84    2.09      -          -        -
     MasterCard/Visa     3.75    3.73       3.30     3.10    3.10   3.20       3.13     3.15
     Private label       6.20    6.55       6.10     6.04    5.81   5.72       5.15     4.78
     Other unsecured     7.94    8.03       7.82     7.72    7.81   7.14       6.70     6.68
     ---------------------------------------------------------------------------------------
     Total               4.90%   4.96%      4.65%    4.65%   4.64%  4.47%      4.18%    4.25%
     =======================================================================================

   /1/Prior to the fourth quarter of 1997, delinquency statistics for auto finance receivables were not significant. For prior periods, delinquency data for these receivables were included in other unsecured receivables.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 28    1998 Annual Report

Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

     Our managed consumer delinquency ratio at year end improved from the third quarter level due to a $40 million decrease in dollars of delinquency, driven by declines in our MasterCard and Visa and other unsecured portfolios.

       The increase in the managed delinquency ratio from a year ago was mainly due to the seasoning of the MasterCard and Visa and other unsecured portfolios and the maturing of certain special promotional balances in our private label portfolio.

       The owned consumer delinquency ratio was 5.31 percent at December 31, 1998 and 4.87 percent at December 31, 1997.

     Managed Consumer Net Chargeoff Ratios

                      Full Year         1998 Quarter Annualized   Full Year         1997 Quarter Annualized   Full Year
                                  -----------------------------               -----------------------------
                           1998       4       3       2       1        1997       4       3       2       1        1996
    -------------------------------------------------------------------------------------------------------------------
    First mortgage          .39%   1.04%   (.32)    .21%    .81%       1.05%   1.29%   1.21%    .87%    .94%        .45%
    Home equity             .63     .68     .72     .52     .61         .64     .62     .53     .67     .75         .60
    Auto finance/1/        5.39    5.63    4.89    5.18    5.94        4.60    5.31       -       -       -           -
    MasterCard/Visa        5.95    6.61    5.96    5.49    5.78        5.55    5.56    6.22    5.66    4.79        4.54
    Private label          5.65    5.47    5.33    6.05    5.73        4.62    5.19    4.79    4.37    4.16        3.42
    Other unsecured        6.97    6.94    7.50    7.26    6.22        5.48    5.85    5.66    5.23    5.09        4.29
    -------------------------------------------------------------------------------------------------------------------
    Total                  4.29%   4.39%   4.33%   4.26%   4.17%       3.84%   3.94%   3.98%   3.86%   3.55%       2.96%
    ===================================================================================================================

     /1/Includes ACC net chargeoffs subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, chargeoff statistics for auto finance receivables were not significant and were included in other unsecured receivables.

       The annualized fourth quarter chargeoff ratio was up from the third quarter. Excluding the effect of lower MasterCard and Visa receivables, the fourth quarter chargeoff ratio was 4.32 percent.

       The managed consumer net chargeoff ratio for full-year 1998 was 4.29 percent, up from 3.84 percent in 1997 and 2.96 percent in 1996. The increase was due to higher bankruptcy chargeoffs and the continued seasoning of the private label and other unsecured portfolios. The owned consumer net chargeoff ratio was 3.76 percent in 1998, 3.39 percent in 1997 and 2.66 percent in 1996.


     Nonperforming Assets

    All dollar amounts are stated in millions.
    At December 31                                                                       1998       1997       1996
    ---------------------------------------------------------------------------------------------------------------
    Nonaccrual managed receivables                                                   $1,439.2   $1,364.9   $1,046.1
    Accruing managed consumer receivables 90 or more days delinquent                    874.6      807.8      645.5
    Renegotiated commercial loans                                                        12.3       12.4       12.9
    ---------------------------------------------------------------------------------------------------------------
    Total nonperforming managed receivables                                           2,326.1    2,185.1    1,704.5
    Real estate owned                                                                   253.9      212.8      236.8
    ---------------------------------------------------------------------------------------------------------------
    Total nonperforming managed assets                                               $2,580.0   $2,397.9   $1,941.3
    ===============================================================================================================
    Managed credit loss reserves as a percent of nonperforming managed receivables      109.5%     115.5%     123.7%
    ---------------------------------------------------------------------------------------------------------------

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

       Owned credit loss reserves were $1,734.2 million, compared to $1,642.1 million at December 31, 1997. The ratio of credit loss reserves to total owned receivables was 3.92 percent, compared with 4.25 percent at December 31, 1997, reflecting the growing percentage of secured loans.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.29    1998 Annual Report


       Total managed credit loss reserves were $2,548.1 million, compared with $2,523.0 million at December 31, 1997. The ratio of credit loss reserves to total managed receivables was 3.99 percent at December 31, 1998 and 1997. The ratio of total credit loss reserves to total nonperforming managed receivables was 109.5 percent, compared with 115.5 percent at December 31, 1997.

       Over the past few years, we have increased our credit loss reserves for managed receivables to reflect the change in mix to unsecured products and seasoning of receivables. Unsecured products historically have higher chargeoff rates than secured products. In 1996, Beneficial recorded a $65 million up-front loss provision for the strong private label receivables growth experienced during the year. During 1998, managed credit loss reserves reflected the impact of the growing percentage of secured loans. We have continued to refine and improve our underwriting standards and account management techniques to better manage our credit risk.

      The following table sets forth the managed credit loss reserves for the periods indicated:

     All dollar amounts are stated in millions.
     At December 31                               1998       1997       1996       1995       1994
     ---------------------------------------------------------------------------------------------
     Managed credit loss reserves              $2,548.1   $2,523.0   $2,109.0   $1,591.5   $1,219.2
     Reserves as a % of managed receivables        3.99%      3.99%      3.56%      3.12%      2.69%
     ==============================================================================================

Liquidity and Capital Resources

     In managing capital, we develop targets for equity to managed assets based on discussions with rating agencies, reviews of regulatory requirements and competitor capital positions, credit loss reserve strength, risks inherent in the projected operating environment and acquisition objectives. We also specifically consider the level of intangibles arising from completed acquisitions. Targets are set for each legal entity that raises funds to protect debt investors. These targets include capital levels against both on-balance sheet assets and our off-balance sheet portfolio. Relative to our capital targets for 1999, we expect to begin generating capital in excess of our normal operating requirements.

      Consolidated capital ratios were as follows:

     At December 31                                                 1998    1997
     ---------------------------------------------------------------------------
     Total shareholders' equity/1/ as a percent of owned assets    12.78%  14.13%
     Total shareholders' equity/1/ as a percent of managed assets   9.31    9.28
     Tangible equity to tangible managed assets                     7.11    6.92
     ---------------------------------------------------------------------------

     /1/Includes trust preferred securities.

     Parent Company Household International, Inc. is the holding or parent company that owns the outstanding stock of its subsidiaries. The parent company's main sources of funds are cash received from its subsidiaries in the form of dividends and intercompany borrowings. The parent company received dividends from its subsidiaries of $1,067 million in 1998 and $313 million in 1997. In addition, the parent company receives cash from third parties by issuing debt and common stock. This includes commercial paper that is sold through an in-house sales force totaling $315.6 million at December 31, 1998 and $281.5 million at December 31, 1997. At December 31, 1998, the parent company had $400 million in committed back-up lines of credit that it can use on short notice. These lines are available either to the parent company or its subsidiary, Household Finance Corporation ("HFC"). None of these back-up lines were utilized at December 31, 1998. These lines of credit expire in 2003 and do not contain material adverse change clauses that could restrict availability. The only financial covenant contained in the terms of the parent company's credit agreements is that we must maintain minimum shareholders' equity of $2.0 billion.

       The parent company has a number of obligations to meet with its available cash. It must be able to service its debt and meet the capital needs of its subsidiaries. It also must pay dividends on its preferred stock and may pay dividends to its common stockholders. The parent company made capital contributions of $.6 billion to subsidiaries in 1998 and $1.2 billion in 1997. The parent company paid $241.5 million in common dividends to shareholders in 1998 and $169.5 million in 1997. Beneficial paid cash dividends of $61.8 million in 1998 and $115.5 million in 1997. The parent company anticipates its ongoing common stock dividend payout ratio to be in the range of 20 to 25 percent.

       In connection with the Beneficial merger, we repurchased approximately $1.1 billion of senior and senior subordinated debt in order to better align the asset/liability position of the combined company. These debt repurchases were funded with senior debt and other borrowings. Cash payments of approximately $709 million for merger and integration related costs have been and will continue to be funded through existing operations.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 30                      1998 Annual Report


Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

       The parent company issued 168.4 million shares of common stock and three series of preferred stock in connection with the Beneficial merger, as previously discussed.
       In October 1998, we redeemed, at par, all outstanding shares of our 7.35% Preferred Stock, Series 1993-A, for $25 per depositary share plus accrued and unpaid dividends.
       During 1998, we repurchased 10.5 million shares of our common stock on the open market to fund various employee benefit programs. These repurchases were within all pooling of interests accounting requirements.
       In March 1998, a subsidiary trust issued $200 million of company obligated mandatorily redeemable preferred securities.
       In October 1997, the parent company and a wholly-owned subsidiary purchased all of the outstanding capital stock of ACC for about 4.2 million shares of our common stock and cash. After the purchase was completed, the parent company contributed the capital stock of ACC to HFC.
       In June 1997, the parent company issued 27.3 million shares of common stock, raising $1.0 billion. The parent company contributed this amount to HFC to pay off debt related to the purchase of TFS.
       In January 1997, the parent company redeemed, at par of $55 million, all outstanding shares of its 9.50% Preferred Stock, Series 1991-A, for $10 per depositary share plus accrued and unpaid dividends.

     Subsidiaries We have three major subsidiaries: HFC, including its wholly-owned subsidiary, Beneficial; Household Bank, f.s.b. ("the Bank"); and Household Global Funding ("Global"). These subsidiaries use cash to originate loans, purchase loans or investment securities or acquire businesses. Their main sources of cash are the collection of receivable balances, maturities or sales of investment securities, proceeds from the issuance of debt, deposits and securitization of receivables, capital contributions from the parent company, and cash provided by operations.

     HFC HFC funds its operations by issuing commercial paper, medium- and long-term debt to mainly wholesale investors, securitizing consumer receivables and receiving capital contributions from its parent. HFC's outstanding commercial paper totaled $7.1 billion at December 31, 1998 and $9.1 billion at December 31, 1997. HFC markets its commercial paper through an in-house sales force. HFC actively manages the level of commercial paper outstanding to ensure availability to core investors and proper use of any excess capacity within internally established targets.
       During 1998, HFC issued approximately $5.2 billion of five year-and-over debt to lengthen maturities on its funding in order to reduce reliance on commercial paper and securitizations as well as preserve liquidity.
       HFC also markets domestic medium-term notes through investment banks and its in-house sales force. A total of $6.5 billion was issued in 1998. To obtain a broader investment base, HFC and its subsidiary, Household Bank (Nevada) N.A., a credit card bank issuing non-GM Cards, periodically issue medium-term notes in European and Asian markets. These markets provide HFC with a broader investor base beyond the domestic markets. During 1998, $2.1 billion in medium-term notes were issued in European and Asian markets compared with $1.9 billion in 1997. These notes were issued in various European and Asian currencies and currency swaps were used to convert the notes to U.S. dollars to eliminate future foreign exchange risk. During 1998, HFC also issued $3.7 billion of long-term debt with a weighted average original maturity of 8.6 years. In August 1997, HFC redeemed, at par of $100 million, all outstanding shares of its 7.25 percent term cumulative preferred Series 1992-A, for $100 per depositary share plus accrued and unpaid dividends.
       HFC had committed back-up lines of credit totaling $9.1 billion at December 31, 1998, of which $400 million were also available to its parent company. None of these back-up lines were in use at December 31, 1998. In addition, none of these lines contained a material adverse change clause which could restrict availability. These back-up lines expire on various dates from 1999 through 2003. The only financial covenant contained in the terms of HFC's credit agreements is the maintenance of minimum shareholder's equity of $1.5 billion. It is expected, however, that this covenant will be modified in 1999 to reflect the new size of HFC as a result of the merger with Beneficial.
       In 1997, HFC paid $1.1 billion for the stock of TFS and repaid about $2.7 billion of TFS debt owed to affiliates of Transamerica Corporation. HFC funded this acquisition through the issuance of commercial paper, bank and other borrowings. In addition, in 1997, HFC received a capital contribution of $1.0 billion from its parent company to repay debt.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 31                      1998 Annual Report



     The Bank The Bank primarily uses wholesale funding for its operations. At December 31, 1998, these sources included securitizations of credit card receivables, domestic and European medium-term notes, deposits and Federal funds borrowings.
       The Bank is subject to the capital adequacy guidelines adopted by the Office of Thrift Supervision. At December 31, 1998, the leverage, tier 1 and total risk-based capital ratio levels for a "well capitalized" institution were 5.0, 6.0 and 10.0 percent, respectively. The Bank's ratios for each of these categories at December 31, 1998 were 14.3, 16.0 and 20.2 percent, respectively.
       In the fourth quarter of 1997, the Bank sold its $900 million portfolio of student loans and exited this business. We used the proceeds from the sale to repay debt.
       During the fourth quarter of 1996, HFC and the Bank sold around $1.7 billion of lower margin loans, primarily from the previously divested mortgage and consumer banking businesses. The cash proceeds from the sales were used to repay debt.
       During 1996, we sold all remaining consumer banking branch operations. This transaction did not have a material impact on our ability to raise funds sufficient to operate the business.

     Global Our foreign subsidiaries are located in the United Kingdom and Canada. Global was formed to combine ownership of these businesses. Global's assets were $7.5 billion at year-end 1998. Consolidated shareholders' equity reflects the effect of translating our foreign subsidiaries' assets, liabilities and operating results from their local currency into U.S. dollars. We have entered into foreign exchange contracts to hedge portions of our investment in foreign subsidiaries. The potential loss in net income associated with a 10 percent adverse change in the British pound/U.S. dollar or Canadian dollar/U.S. dollar exchange rates is not material.
       Each foreign subsidiary conducts its operations using its local currency. While each foreign subsidiary usually borrows funds in their local currency, both our United Kingdom and Canadian subsidiaries have borrowed funds directly in the United States capital markets. This allowed the subsidiaries to achieve a lower cost of funds than that available at that time in their local markets. These borrowings were converted from U.S. dollars to their local currencies using currency swaps. Net realized gains and losses in foreign currency swap transactions were not material to our results of operations or financial position in any of the three years presented.
       Our United Kingdom operation is funded with wholesale deposits, commercial paper, short and intermediate-term bank lines of credit, medium and long-term debt and securitizations of receivables. Deposits at year-end 1998 were $1,170 million compared with $777 million a year ago. Borrowings from bank lines of credit at year-end 1998 were $1,431 million compared with $864 million a year ago. Long-term debt at year-end 1998 was $1,759 million compared with $592 million a year earlier. At December 31, 1998, the parent company has guaranteed payment of certain debt obligations of its United Kingdom subsidiary. Committed back-up lines of credit for the United Kingdom were approximately $4.0 billion at December 31, 1998. These lines have varying maturities from 1999 through 2001.
       Our Canadian operation is funded with commercial paper and intermediate and long-term debt. Intermediate and long-term debt totaled $575 million at year-end 1998 compared with $749 million a year ago. Committed back-up lines of credit for Canada were approximately $438 million at December 31, 1998. At December 31, 1998, the parent company has guaranteed payment of the debt obligations of its Canadian subsidiary.

Asset Securitizations

     Securitizations of consumer receivables have been, and will continue to be, a source of liquidity and capital management for HFC, the Bank and the United Kingdom subsidiary. The market for securities backed by receivables is a reliable and cost-effective source of funds. During 1998, excluding replenishments of prior securitizations, these subsidiaries securitized about $3.6 billion of auto finance, MasterCard and Visa and other unsecured receivables, compared with $8.3 billion in 1997 and $8.8 billion in 1996. At December 31, 1998, these three subsidiaries had $19.7 billion of receivables sold under securitization transactions. At December 31, 1998, the expected weighted average remaining life of these transactions was 1.9 years.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 32                      1998 Annual Report



Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

     The following table summarizes the expected amortization of our securitizations by type:

     In millions.
     At December 31, 1998        1999      2000      2001      2002    2003  Thereafter
     ----------------------------------------------------------------------------------
     Home equity             $1,709.1  $  926.8  $  505.3  $  418.8  $ 77.4           -
     Auto finance               404.5     275.9     170.9      95.6    13.4           -
     MasterCard/Visa          2,100.2   3,812.8   2,949.2     568.4       -           -
     Private label              161.5      80.0     570.0         -       -           -
     Other unsecured            905.4   1,683.1     712.1     584.4   692.0      $285.0
     ----------------------------------------------------------------------------------
     Total                   $5,280.7  $6,778.6  $4,907.5  $1,667.2  $782.8      $285.0
     ==================================================================================

       For MasterCard and Visa and private label securitizations, the issued securities may pay off sooner than originally scheduled if certain events occur. One example of such an event is if the annualized portfolio yield (defined as the sum of finance income and applicable fees, less net chargeoffs) for a certain period drops below a base rate (generally equal to the sum of the rate paid to the investors and the servicing fee). For home equity and other unsecured securitizations, early pay-off of the securities begins if the annualized portfolio yield falls below various limits, or if certain other events occur. We do not presently believe that any of these events will take place. If any such event occurred, our funding requirements would increase. These additional requirements could be met through securitizations, issuance of various types of debt or borrowings under existing back-up lines of credit. We believe we would continue to have adequate sources of funds if an early pay-off event occurred.
       HFC and the Bank have facilities with commercial banks under which they may securitize up to $7.5 billion of receivables. These facilities are renewable on an annual basis. At December 31, 1998, $5.8 billion of receivables were securitized under these programs. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.
       At December 31, 1998, the long-term debt of the parent company, HFC, Beneficial, the Bank, and the preferred stock of the parent company have been assigned an investment grade rating by four rating agencies. Furthermore, these agencies include the commercial paper of HFC in their highest rating category. Three of these agencies also include the parent company's commercial paper in their highest rating category. With our back-up lines of credit and securitization programs, we believe we have sufficient funding capacity to refinance maturing debts and fund business growth of the parent company, HFC, Beneficial and the Bank.

     Capital Expenditures During 1998 we made $135 million in capital expenditures compared to the prior-year level of $128 million.

Year 2000

     Our conversion of certain computer systems to permit continued use in the Year 2000 ("Y2K") and beyond began in 1996. The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. The inability to recognize or properly treat the Y2K may cause systems to process critical financial and operational information incorrectly.
       To address this issue, we have a dedicated Year 2000 Project team, responsible for all business entities. The project team is led by a full time Director of Y2K Compliance. Our plan for addressing the Year 2000 issue is divided into three major phases: Business Systems Inventory and Assessment, Remediation and Replacement, and Testing and Implementation. We have identified our Y2K issues and were substantially complete with remediation and testing of our significant systems at December 31, 1998.

     Business Systems Inventory and Assessment The internal inventory portion of this phase, which commenced in 1997 and has since been completed, was designed to identify internal business systems which could be susceptible to processing errors as a result of the Y2K issue. The Year 2000 Project team, working with business unit project leaders, has identified approximately 2,000 components, consisting of hardware, software, business application systems, service providers, business partners, and various systems containing embedded processors. Approximately 500 internally developed business systems ("IT systems") have been identified, as well as 325

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 33                      1998 Annual Report


     unique pieces of hardware and 430 packaged vendor applications. All of these systems must, at a minimum, be tested for Y2K compliance. In addition, we have identified and assessed our "non-IT" systems. The remediation and replacement of these systems, which include security systems, heating, ventilation and air conditioning systems, elevators, and water treatment systems, are included in the plans discussed below. Also as part of this phase, significant service providers, vendors, suppliers, customers, and government entities believed to be critical to business operations after January 1, 2000, have been identified and steps have been undertaken to ascertain their stage of Y2K readiness through questionnaires, interviews, contract amendments and other available means.

     Remediation and Replacement We have developed and are in the process of implementing our remediation and replacement plan for all affected IT and non-IT systems. Our plan established priorities for remediation or replacement. We have used internal and external resources to execute the plan and were substantially complete with all remediation and replacement of significant systems at December 31, 1998, and expect to be substantially complete with our remaining systems by the second quarter of 1999. We are on schedule to meet this objective.

     Testing and Implementation This third phase of the project is ongoing as systems are remediated and replaced. Our efforts in this phase include testing by technical resources, users and determination by appropriate Y2K project management that the systems are Y2K compliant. We were substantially complete with testing of significant systems at December 31, 1998, and expect to be substantially complete with our remaining IT and non-IT systems by the second quarter of 1999. We are on schedule to meet this objective.
       Because our Y2K compliance is dependent on key third parties also being Y2K compliant on a timely basis, we cannot assure that the systems of certain of our key third parties (RAL program being dependent on the Internal Revenue Service), upon which we rely, will be converted in a timely manner, or that their failure to convert would not have an adverse effect on our systems. In a worst-case scenario, one or more of our significant systems or key third parties would not be Year 2000 compliant by the end of 1999 which could potentially, among other things, delay the collection/processing of customer loan payments, impact the timeliness of loan approvals, or cause the loss of key credit history information which we use to market our products and services. We are currently developing contingency plans to address the potential noncompliance of each of our third-party vendors, as well as for the potential failure of internal significant systems. Such contingency plans will be implemented immediately, if necessary. For each system or service provided by a key third party, there are alternative suppliers of such systems in the marketplace. The economical and operational costs of converting to such alternative vendors or service providers have not been specifically quantified but would not be expected to have a material impact on our operations or financial results.
       The costs for Year 2000 compliance have not been, and are not expected to be, material to our operations. We currently estimate that the aggregate cost of our Y2K effort will be approximately $20 million after-tax, of which approximately $15 million has been incurred as of December 31, 1998.

Risk Management

     We have a comprehensive program to address potential financial risks, such as interest rate, counterparty and currency risk. The Finance Committee of the Board of Directors sets acceptable limits for each of these risks annually and reviews the limits semi-annually.
       Interest rate risk is defined as the impact of changes of market interest rates on our earnings. Household utilizes simulation models to measure the impact on net interest margin of changes in interest rates. The key assumptions used in this model include the rate at which we expect our loans to pay off, loan volumes and pricing, cash flows from derivative financial instruments and changes in market conditions. The assumptions we make are based on our best estimates of actual conditions. The model cannot precisely predict the actual impact of changes in interest rates on net income because these assumptions are highly uncertain. At December 31, 1998, our interest rate risk levels were substantially below those allowed by our existing policy.
       We generally fund our assets with liabilities that have similar interest rate features. This reduces structural interest rate risk. Over time, customer demand for our receivable products shifts between fixed rate and floating rate products, based on market conditions and preferences. These shifts result in different funding strategies and produce different interest rate risk exposures. To manage these exposures, as well as our liquidity position, we may use derivatives to synthetically alter the repricing terms of our assets or liabilities, or off-balance sheet transactions. We do not use any exotic or leveraged derivatives.
       At December 31, 1998, we managed about $30 billion of domestic receivables that have variable interest rates, including credit card, home equity and other unsecured products. These receivables have been funded with $8.2

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 34                      1998 Annual Report


Management's Discussion and Analysis of Financial Condition and
Results of Operations (continued)

     billion of short-term debt, with the remainder funded by intermediate and long-term liabilities. This position exposes us to interest rate risk. We primarily use interest rate swaps to alter our exposure to interest rate risk. These transactions have no impact on liquidity risk. Interest rate swaps also are used sometimes to synthetically alter our exposure to basis risk. This type of risk exists because the pricing of some of our assets is tied to the prime rate, while the funding for these assets is tied to LIBOR. The prime rate and LIBOR react differently to changes in market interest rates; that is, the prime rate does not change as quickly as LIBOR. We assign all of our synthetic alteration and hedge transactions to specific groups of assets, liabilities or off-balance sheet items.
       The economic risk related to our interest rate swap portfolio is minimal. The face amount of a swap transaction is referred to as the notional amount. The notional amount is used to determine the interest payment to be paid by each counterparty, but does not result in an exchange of principal payments. For example, let's assume we have entered into a swap with the counterparty whom we will call Bank A. Bank A agrees to pay us a fixed interest rate while we agree to pay a variable rate. If variable rates for the accrual period are below the fixed rate in the swap, Bank A owes us the difference between the fixed rate and variable rate multiplied by the notional amount.
       The primary exposure on our interest rate swap portfolio is the risk that the counterparty (Bank A in this example) does not pay us the money they owe us. We protect ourselves against counterparty risk in several ways. Counterparty limits have been set and are closely monitored as part of the overall risk management process. These limits ensure that we do not have significant exposure to any individual counterparty. Based on peak exposure at December 31, 1998, about 88 percent of our derivative counterparties were rated AA- or better. (Substantially all of our derivative counterparties are rated A+ or better.) We have never suffered a loss due to counterparty failure. Certain swap agreements that we have entered into require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level.
       We also utilize interest rate futures and purchased put and call options in our hedging strategy to reduce interest rate risk. We use these instruments to hedge the changes in interest rates on our variable rate assets and liabilities. For example, short-term borrowings expose us to interest rate risk because the interest rate we must pay to others may change faster than the rate we received from borrowers on the asset our borrowings are funding. We use futures and options to fix our interest cost on these borrowings at a desired rate. We hold these contracts until the interest rate on the variable rate asset or liability changes. We then terminate, or close out the contracts. These terminations are necessary because the date the interest rate changes is usually not the same as the expiration date of the futures contract or option.
       At December 31, 1998 and 1997, we estimated that our earnings would decline by about $43 and $45 million, respectively, following a gradual 200 basis point increase in interest rates over a twelve month period and would increase by about $40 and $53 million, respectively, following a gradual 200 basis point decrease in interest rates. These estimates assume we would not take any corrective action to lessen the impact and, therefore, exceed what most likely would occur if rates were to change.
       We enter into currency swaps in order to minimize currency risk. These swaps convert both principal and interest payments on debt issued from one currency to another. For example, we may issue debt based on the French franc and then execute a currency swap to convert the obligation to U.S. dollars.
       See Note 9, "Derivative Financial Instruments and Other Financial Instruments With Off-Balance Sheet Risk," for additional information related to interest rate risk management.
       In the accompanying consolidated financial statements, Note 13, "Fair Value of Financial Instruments," provides information regarding the fair value of certain financial instruments.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.35    1998 Annual Report

Glossary of Terms

Acquired Intangibles and Goodwill--Intangible assets reflected on our consolidated balance sheet resulting from the market value premium attributable to our credit card accounts in excess of the aggregate outstanding managed credit card loans acquired. Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations.

Affinity Credit Card--A MasterCard or Visa account jointly sponsored by the issuer of the card and an organization whose members share a common interest (e.g., the AFL-CIO Union Privilege Credit Card Program).

Asset Securitization--The process where interests in a pool of financial assets, such as credit card or home equity receivables, are sold to investors. Typically, the receivables are sold to a trust that issues interests which are sold to investors.

Auto Finance Loans--Closed-end loans secured by a first lien on a vehicle.

Co-Branded Credit Card--A MasterCard or Visa account jointly sponsored by the issuer of the card and another corporation. The account holder typically receives some form of added benefit for using the card (e.g., the GM Card).

Consumer Net Chargeoff Ratio--Net chargeoffs of receivables divided by average receivables outstanding.

Contractual Delinquency--A method of determining delinquent accounts based on the contractual terms of the original loan agreement.

Core Receivables--Managed receivables, excluding commercial, first mortgage, student loan and receivables relating to Beneficial's disposed Canadian and German operations.

Dividend Payout Ratio--Dividends divided by net income.

Fee Income--Income associated with interchange on credit cards and annual, late and other fees and from the origination or acquisition of loans.

Foreign Exchange Contract--A contract used to minimize our exposure to changes in foreign currency exchange rates.

Futures Contract--An exchange-traded contract to buy or sell a stated amount of a financial instrument or index at a specified future date and price.

Home Equity Loan--Closed-end loans and revolving lines of credit secured by first or second mortgages on residential real estate.

Interchange Fees--Fees received for processing a credit card transaction through the MasterCard or Visa network.

Interest Rate Swap--Contract between two parties to exchange interest payments on a stated principal amount (notional principal) for a specified period. Typically, one party makes fixed rate payments, while the other party makes payments using a variable rate.

LIBOR--London Interbank Offered Rate. A widely-quoted market rate which is frequently the index used to determine that rate at which we borrow funds.

Liquidity--A measure of how quickly we can convert assets to cash or raise additional cash by issuing debt.

Managed Basis--Method of reporting whereby net interest margin, other revenues and credit losses on securitized receivables are reported as if those receivables were still held on our balance sheet.

Managed Efficiency Ratio--Ratio of operating expenses to managed net interest margin and other revenues less policyholders' benefits. The normalized efficiency ratio excludes nonrecurring gains, and charges.

Managed Net Interest Margin--Interest income from managed receivables and noninsurance investment securities reduced by interest expense.

Managed Receivables--The sum of receivables on our balance sheet and those that we service for investors as part of our asset securitization program.

MasterCard/Visa Receivables--Receivables generated through use of MasterCard and Visa credit cards.

Nonaccrual Loans--Loans on which we no longer accrue interest because ultimate collection is unlikely.

Options--A contract giving the owner the right, but not the obligation, to buy or sell a specified item at a fixed price for a specified period.

Other Unsecured Receivables--Unsecured lines of credit or closed-end loans made to individuals.

Over-the-Life Reserves--Credit loss reserves established for securitized receivables to cover estimated probable losses we expect to incur over the life of the transaction.

Owned Receivables--Receivables held on our balance sheet.

Private Label Credit Card--A line of credit made available to customers of retail merchants evidenced by a credit card bearing the merchant's name.

Promotional Account--A private label credit card account that allows for limited or deferred interest and/or principal payments for a certain period.

RAL Program--A cooperative program with H&R Block Tax Services, Inc. and certain of its franchises, along with other independent tax preparers, to provide loans to customers entitled to tax refunds and who electronically file their returns with the Internal Revenue Service.

Receivables Serviced with Limited Recourse--Receivables we have securitized and for which we have some level of potential loss if defaults occur.

Return on Assets--Net income divided by average owned assets.

Return on Average Common Shareholders' Equity--Net income less dividends on preferred stock divided by average common shareholders' equity.

Return on Managed Assets--Net income divided by average managed assets.

Synthetic Alteration--Process by which derivative financial instruments are used to alter the risk characteristics of an asset, liability or off-balance sheet item.

Total Shareholders' Equity--Includes company obligated mandatorily redeemable preferred securities of subsidiary trusts, preferred stock and common shareholders' equity.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 36    1998 Annual Report

Analysis of Credit Loss Reserves Activity--Owned Receivables


     All dollar amounts are stated in millions.                               1998        1997        1996        1995      1994
--------------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Owned Receivables
 at January 1                                                             $1,642.1    $1,398.4    $1,126.5   $   877.6   $ 900.9
--------------------------------------------------------------------------------------------------------------------------------
Provision for Credit Losses-Owned Receivables                              1,516.8     1,493.0     1,144.2     1,025.1     795.1
--------------------------------------------------------------------------------------------------------------------------------
Owned Receivables Charged Off
     Domestic:
      First mortgage                                                          (2.7)       (8.2)       (8.6)       (6.6)    (10.3)
      Home equity                                                            (82.8)      (46.3)      (47.1)      (45.7)    (61.8)
      Auto finance/1/                                                        (29.7)       (6.4)          -           -         -
      MasterCard/Visa                                                       (454.1)     (415.8)     (270.0)     (260.0)   (204.4)
      Private label                                                         (471.4)     (407.9)     (238.6)     (175.5)   (125.2)
      Other unsecured                                                       (464.4)     (384.6)     (374.7)     (328.1)   (314.5)
     Foreign                                                                (206.4)     (197.6)     (172.2)     (160.5)   (129.1)
     ---------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                         (1,711.5)   (1,466.8)   (1,111.2)     (976.4)   (845.3)
     Commercial                                                               (4.8)      (18.6)      (15.4)      (41.0)    (87.7)
     ---------------------------------------------------------------------------------------------------------------------------
     Total owned receivables charged off                                  (1,716.3)   (1,485.4)   (1,126.6)   (1,017.4)   (933.0)
--------------------------------------------------------------------------------------------------------------------------------
Recoveries on Owned Receivables
     Domestic:
      First mortgage                                                           1.6         2.3         2.5         2.2       2.9
      Home equity                                                              2.6         3.0         2.6         3.3       5.2
      Auto finance/1/                                                           .8          .3           -           -         -
      MasterCard/Visa                                                         33.3        46.9        17.2        19.8      17.6
      Private label                                                           56.8        47.4        24.8        24.1      30.9
      Other unsecured                                                         36.7        38.0        70.7        74.5      60.1
     Foreign                                                                  43.2        50.9        43.9        36.7      31.6
     ---------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                            175.0       188.8       161.7       160.6     148.3
     Commercial                                                                 .6         1.0         4.4         2.9       3.2
     ---------------------------------------------------------------------------------------------------------------------------
     Total recoveries on owned receivables                                   175.6       189.8       166.1       163.5     151.5
     Portfolio acquisitions, net                                             116.0        46.3        88.2        77.7     (36.9)
--------------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Owned Receivables
     Domestic:
      First mortgage                                                           2.2         2.4         4.3         4.1       5.1
      Home equity                                                            185.3       172.4        62.4        52.9      50.1
      Auto finance/1/                                                         27.8        14.6           -           -         -
      MasterCard/Visa                                                        387.7       290.4       268.6       134.5     127.5
      Private label                                                          472.5       396.2       363.1       281.4     152.3
      Other unsecured                                                        457.6       499.4       388.5       358.2     289.2
     Foreign                                                                 142.7       179.2       172.1       141.2      99.2
     ---------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                          1,675.8     1,554.6     1,259.0       972.3     723.4
     Commercial                                                               58.4        87.5       139.4       154.2     154.2
--------------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Owned Receivables
 at December 31                                                           $1,734.2    $1,642.1    $1,398.4    $1,126.5    $877.6
================================================================================================================================
Ratio of Credit Loss Reserves to Owned Receivables
     Consumer                                                                 3.85%       4.12%       3.37%       2.89%     2.40%
     Commercial                                                               8.34        9.14       13.44       11.07      7.49
     ---------------------------------------------------------------------------------------------------------------------------
     Total                                                                    3.92%       4.25%       3.64%       3.22%     2.73%
================================================================================================================================
Ratio of Credit Loss Reserves to Owned
 Nonperforming Loans
     Consumer                                                                 99.3%      110.5%      111.6%      106.7%     95.9%
     Commercial                                                              139.0       200.7       191.2        91.8      96.7
     ---------------------------------------------------------------------------------------------------------------------------
     Total                                                                   100.3%      113.2%      116.4%      104.4%     96.1%
     ===========================================================================================================================

     /1/Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 37    1998 Annual Report

Analysis of Credit Loss Reserves Activity-Managed Receivables


     All dollar amounts are stated in millions.                                1998        1997        1996        1995        1994
-----------------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables
 at January 1                                                             $ 2,523.0   $ 2,109.0   $ 1,591.5   $ 1,219.2   $ 1,123.7
-----------------------------------------------------------------------------------------------------------------------------------
Provision for Credit Losses-Managed Receivables                             2,716.0     2,620.6     2,033.3     1,538.7     1,163.2
-----------------------------------------------------------------------------------------------------------------------------------
Managed Receivables Charged Off
     Domestic:
      First mortgage                                                           (2.7)       (8.2)       (8.6)       (6.6)      (10.3)
      Home equity                                                            (118.8)     (106.3)      (86.4)      (92.4)     (107.2)
      Auto finance/1/                                                         (70.0)      (13.6)          -           -           -
      MasterCard/Visa                                                      (1,166.2)   (1,106.7)     (771.3)     (563.7)     (401.1)
      Private label                                                          (544.3)     (436.0)     (269.9)     (232.9)     (146.3)
      Other unsecured                                                        (797.9)     (639.8)     (465.7)     (332.5)     (314.5)
     Foreign                                                                 (250.0)     (225.8)     (186.6)     (160.5)     (129.1)
     ------------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                          (2,949.9)   (2,536.4)   (1,788.5)   (1,388.6)   (1,108.5)
     Commercial                                                                (4.8)      (18.6)      (15.4)      (41.0)      (87.7)
     ------------------------------------------------------------------------------------------------------------------------------
     Total managed receivables charged off                                 (2,954.7)   (2,555.0)   (1,803.9)   (1,429.6)   (1,196.2)
-----------------------------------------------------------------------------------------------------------------------------------
Recoveries on Managed Receivables
     Domestic:
      First mortgage                                                            1.6         2.3         2.5         2.2         2.9
      Home equity                                                               4.4         5.8         2.8         3.6         5.2
      Auto finance/1/                                                           2.1          .6           -           -           -
      MasterCard/Visa                                                          82.0        94.8        42.5        33.6        25.7
      Private label                                                            65.0        50.0        28.2        29.4        32.7
      Other unsecured                                                          51.6        50.3        75.5        74.4        60.1
     Foreign                                                                   47.2        52.8        44.4        36.7        31.6
     ------------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                             253.9       256.6       195.9       179.9       158.2
     Commercial                                                                  .6         1.0         4.4         2.9         3.2
     ------------------------------------------------------------------------------------------------------------------------------
     Total recoveries on managed receivables                                  254.5       257.6       200.3       182.8       161.4
     Portfolio acquisitions, net                                                9.3        90.8        87.8        80.4       (32.9)
-----------------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables
     Domestic:
      First mortgage                                                            2.2         2.4         4.3         4.1         5.1
      Home equity                                                             244.1       235.7       169.0       139.7       132.9
      Auto finance/1/                                                         133.2        49.7           -           -           -
      MasterCard/Visa                                                         689.9       704.9       568.7       347.5       319.8
      Private label                                                           541.5       462.1       383.2       312.7       205.2
      Other unsecured                                                         685.5       759.6       639.1       470.9       289.2
     Foreign                                                                  193.3       221.1       205.3       162.4       112.8
     ------------------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                           2,489.7     2,435.5     1,969.6     1,437.3     1,065.0
     Commercial                                                                58.4        87.5       139.4       154.2       154.2
-----------------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables
 at December 31                                                           $ 2,548.1   $ 2,523.0   $ 2,109.0   $ 1,591.5   $ 1,219.2
===================================================================================================================================
Ratio of Credit Loss Reserves to Managed Receivables
     Consumer                                                                  3.94%       3.92%       3.38%       2.90%       2.46%
     Commercial                                                                8.34        9.14       13.44       11.07        7.49
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                                     3.99%       3.99%       3.56%       3.12%       2.69%
===================================================================================================================================
Ratio of Credit Loss Reserves to Managed
 Nonperforming Loans
     Consumer                                                                 109.0%      113.7%      120.7%      117.3%      110.4%
     Commercial                                                               139.0       200.7       191.2        91.8        96.7
     ------------------------------------------------------------------------------------------------------------------------------
     Total                                                                    109.5%      115.5%      123.7%      114.2%      108.4%
     ==============================================================================================================================

     /1/Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.38     1998 Annual Report

Net Interest Margin--1998 Compared to 1997 (Owned Basis)

                                                                                     Finance and
                                                                                Interest Income/
                                     Average Outstanding/2/ Average Rate        Interest Expense       Increase/(Decrease) Due to:
                                     --------------------   ------------   ---------------------  --------------------------------
All dollar amounts are                                                                                        Volume      Rate
 stated in millions.                      1998       1997   1998    1997       1998         1997  Variance   Variance/3/ Variance/3/
----------------------------------------------------------------------------------------------------------------------------------
Receivables:
 First mortgage                      $   296.7  $   565.8    8.4%    7.5%  $   24.8     $   42.6   $ (17.8)  $ (22.3)      $  4.5
 Home equity                          16,233.4   11,695.2   11.8    11.6    1,909.8      1,361.9     547.9     524.6         23.3
 Auto finance                            702.8      203.0   19.6    18.0      137.5         36.5     101.0      97.5          3.5
 MasterCard/Visa                       7,473.4    7,693.7   10.7    11.4      796.4        880.3     (83.9)    (26.7)       (57.2)
 Private label                         8,783.3    9,743.9   14.0    13.7    1,226.0      1,337.3    (111.3)   (138.9)        27.6
 Other unsecured                       7,411.3    7,783.5   19.9    18.2    1,476.5      1,413.6      62.9     (68.3)       131.2
 Commercial                              804.3    1,057.2    4.1     5.6       33.2         58.8     (25.6)    (12.1)       (13.5)
==================================================================================================================================
Total receivables                    $41,705.2  $38,742.3   13.4%   13.2%  $5,604.2     $5,131.0   $ 473.2   $ 395.0       $ 78.2
Noninsurance investments               1,106.3      661.4    5.2     7.5       57.1         49.8       7.3      25.9        (18.6)
==================================================================================================================================
Total interest-earning assets
 (excluding insurance
 investments)                        $42,811.5  $39,403.7   13.2%   13.1%  $5,661.3     $5,180.8   $ 480.5   $ 441.5       $ 39.0
Insurance investments                  2,459.1    2,555.0
Other assets                           5,203.1    4,366.5
----------------------------------------------------------------------------------------------------------------------------------
Total Assets                         $50,473.7  $46,325.2
==================================================================================================================================
Debt:
 Deposits                            $ 3,144.2  $ 2,976.1    4.9%    5.2%  $  152.7     $  155.3   $  (2.6)  $   7.5      $ (10.1)
 Commercial paper                      9,495.6    8,974.7    5.5     5.6      525.0        499.9      25.1      32.9         (7.8)
 Bank and other borrowings             2,640.8    1,458.8    5.6     6.3      147.1         92.5      54.6      66.0        (11.4)
 Senior and senior subordinated
  debt (with original maturities
  over one year)                      26,365.4   23,743.4    6.4     6.8    1,692.2      1,610.7      81.5     177.1        (95.6)
==================================================================================================================================
Total debt                           $41,646.0  $37,153.0    6.0%    6.3%  $2,517.0     $2,358.4   $ 158.6   $ 273.7      $(115.1)
Other liabilities                      1,978.5    3,380.9
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                     43,624.5   40,533.9
Preferred securities                     577.1      442.1
Common shareholders' equity            6,272.1    5,349.2
----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and
 Shareholders' Equity                $50,473.7  $46,325.2
==================================================================================================================================
Net Interest Margin--
 Owned Basis/1/,/5/                                         7.3%    7.2%  $3,144.3     $2,822.4   $ 321.9   $ 167.8      $ 154.1
==================================================================================================================================
Interest Spread--Owned
 Basis/4/                                                    7.2%    6.8%
==================================================================================================================================

/1/Represents net interest margin as a percent of average interest-earning assets.See page 40 for net interest margin on a managed basis for 1998, 1997 and 1996.
/2/Nonaccrual loans are included in average outstanding balances.
/3/Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance. For total receivables, total interest-earning assets and total debt, the rate and volume variances are calculated based on the relative weighting of the individual components comprising these totals. These totals do not represent an arithmetic sum of the individual components.
/4/Represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets.
/5/The net interest margin analysis includes the following for foreign businesses:

                                                                                                      1998        1997        1996
----------------------------------------------------------------------------------------------------------------------------------
Average interest-earning assets                                                                   $6,339.5    $6,274.2    $5,334.8
Average interest-bearing liabilities                                                               6,194.2     5,274.8     4,734.2
Net interest margin                                                                                  473.8       513.1       464.0
Net interest margin percentage                                                                         7.5%        8.2%        8.7%
----------------------------------------------------------------------------------------------------------------------------------

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.39     1998 Annual Report

Net Interest Margin--1997 Compared to 1996 (Owned Basis)

                                                                                    Finance and
                                                                               Interest Income/
                                  Average Outstanding/2/ Average Rate          Interest Expense         Increase/(Decrease) Due to:
                                 ---------------------   ------------    ----------------------   ---------------------------------
All dollar amounts are                                                                                          Volume         Rate
 stated in millions.                   1997       1996   1997    1996         1997         1996   Variance   Variance/3/ Variance/3/
-----------------------------------------------------------------------------------------------------------------------------------
Receivables:
 First mortgage                   $   565.8  $ 1,717.8    7.5%    7.6%   $    42.6     $  130.7    $ (88.1)     $(86.4)   $   (1.7)
 Home equity                       11,695.2   10,573.0   11.6    11.5      1,361.9      1,216.1      145.8       130.5        15.3
 MasterCard/Visa                    7,693.7    7,663.5   11.4    12.8        880.3        980.8     (100.5)        4.0      (104.5)
 Private label                      8,809.0    7,071.7   13.7    13.1      1,203.7        924.3      279.4       235.8        43.6
 Other unsecured                    8,921.4    8,665.9   17.8    18.7      1,583.7      1,619.8      (36.1)       45.5       (81.6)
 Commercial                         1,057.2    1,219.4    5.6     5.3         58.8         64.1       (5.3)       (8.9)        3.6
===================================================================================================================================
Total receivables                 $38,742.3  $36,911.3   13.2%   13.4%    $5,131.0     $4,935.8    $ 195.2      $242.9    $  (47.7)
Noninsurance investments              661.4    1,477.6    7.5     6.3         49.8         93.3      (43.5)      (58.7)       15.2
===================================================================================================================================
Total interest-earning assets
 (excluding insurance
 investments)                     $39,403.7  $38,388.9   13.1%   13.1%    $5,180.8     $5,029.1    $ 151.7      $133.4    $   18.3
Insurance investments               2,555.0    2,946.4
Other assets                        4,366.5    3,622.2
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                      $46,325.2  $44,957.5
===================================================================================================================================
Debt:
 Deposits                         $ 2,976.1  $ 4,520.0    5.2%    5.2%    $  155.3     $  235.2    $ (79.9)     $(79.9)         --
 Commercial paper                   8,974.7    8,846.5    5.6     5.3        499.9        472.7       27.2         5.5    $   21.7
 Bank and other borrowings          1,458.8    1,597.9    6.3     7.0         92.5        111.7      (19.2)       (8.9)      (10.3)
 Senior and senior subordinated
  debt (with original
  maturities over one year)        23,743.4   21,340.7    6.8     7.1      1,610.7      1,513.8       96.9       163.6       (66.7)
===================================================================================================================================
Total debt                        $37,153.0  $36,305.1    6.3%    6.4%    $2,358.4     $2,333.4    $  25.0      $ 58.5    $  (33.5)
Other liabilities                   3,380.9    3,945.7
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                  40,533.9   40,250.8
Preferred securities                  442.1      449.0
Common shareholders' equity         5,349.2    4,257.7
----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and
 Shareholders' Equity             $46,325.2  $44,957.5
==================================================================================================================================
Net Interest Margin--
 Owned Basis/1/,/5/                                       7.2%    7.0%    $2,822.4     $2,695.7    $ 126.7      $ 74.9    $   51.8
===================================================================================================================================
Interest Spread--Owned Basis/4/                           6.8%    6.7%
===================================================================================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.40            1998 Annual Report

Net Interest Margin--1998 Compared to 1997 and 1996 (Managed Basis)


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

                                                                                                                Finance and Interest
                                                   Average Outstanding/1/        Average Rate                Income/Interest Expense
                                         ------------------------------   --------------------   -----------------------------------
All dollar amounts are stated in
 millions.                                    1998       1997       1996  1998    1997    1996         1998        1997         1996
------------------------------------------------------------------------------------------------------------------------------------
Receivables:
 First mortgage                          $   296.7  $   565.8  $ 1,717.8   8.4%    7.5%    7.6%   $    24.8    $   42.6     $  130.7
 Home equity                              20,951.0   18,011.5   16,625.0  12.0    12.2    12.1      2,524.2     2,200.0      2,005.1
 Auto finance                              1,260.2      282.6       35.2  20.1    18.6    16.5        252.8        52.6          5.8
 MasterCard/Visa                          18,742.2   18,506.2   16,385.2  12.9    13.1    13.5      2,426.3     2,431.1      2,212.7
 Private label                             9,710.4   10,180.4    8,604.7  14.1    13.9    13.9      1,370.0     1,413.5      1,195.0
 Other unsecured                          11,912.3   11,843.5   10,371.7  19.2    18.3    18.4      2,287.0     2,164.1      1,910.9
 Commercial                                  804.3    1,057.2    1,219.4   4.1     5.6     5.3         33.2        58.8         64.1
------------------------------------------------------------------------------------------------------------------------------------
Total receivables                         63,677.1   60,447.2   54,959.0  14.0    13.8    13.7      8,918.3     8,362.7      7,524.3
Noninsurance investments                   1,106.3      661.4    1,477.6   5.2     7.5     6.3         57.1        49.8         93.3
------------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets
 (excluding insurance
 investments)                             64,783.4   61,108.6   56,436.6  13.9    13.8    13.5      8,975.4     8,412.5      7,617.6
------------------------------------------------------------------------------------------------------------------------------------
Total debt                               $62,882.3  $58,857.9  $54,352.4   6.2     6.3     6.3      3,881.3     3,692.2      3,413.2
------------------------------------------------------------------------------------------------------------------------------------
Net Interest Margin-
 Managed Basis/2/                                                          7.9%    7.7%    7.4%    $5,094.1    $4,720.3     $4,204.4
====================================================================================================================================
Interest Spread-
 Managed Basis/3/                                                          7.7%    7.5%    7.2%
====================================================================================================================================

/1/Nonaccrual loans are included in average outstanding balances.
/2/As a percent of average interest-earning assets.
/3/Represents the difference between the yield earned on interest-earning assets and cost of the debt used to fund the assets.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 41    1998 Annual Report

Selected Quarterly Financial Data (Unaudited)


All dollar amounts except per share                              1998--Three Months Ended                   1997--Three Months Ended
                                                 ----------------------------------------     --------------------------------------
data are stated in millions.                         Dec.      Sept.      June      March         Dec.     Sept.      June     March
------------------------------------------------------------------------------------------------------------------------------------
Finance income                                   $1,492.2   $1,425.8  $1,372.6   $1,313.6     $1,304.7  $1,313.7  $1,239.2  $1,273.4
Other interest income                                15.5       15.2      11.1       15.3         10.3       9.5      18.8      11.2
Interest expense                                    659.9      628.1     616.8      612.2        598.9     605.4     574.3     579.8
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin                                 847.8      812.9     766.9      716.7        716.1     717.8     683.7     704.8
Provision for credit losses on
 owned receivables                                  377.5      358.4     391.6      389.3        387.0     376.5     351.0     378.5
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin after provision
 for credit losses                                  470.3      454.5     375.3      327.4        329.1     341.3     332.7     326.3
------------------------------------------------------------------------------------------------------------------------------------
Securitization income                               365.3      370.1     394.2      419.3        401.1     448.9     422.2     366.2
Insurance revenues                                  126.3      129.2     117.8      119.5        121.7     109.9     111.3     111.3
Investment income                                    40.3       42.5      38.5       39.9         44.1      43.9      39.9      45.2
Fee income                                          155.6      151.8     145.0      147.3        197.6     156.2     119.7     118.9
Other income                                         60.1       55.8      40.1       87.7         59.6      68.5      61.6     166.0
Gain on sale of Beneficial Canada                       -          -         -      189.4            -         -         -         -
------------------------------------------------------------------------------------------------------------------------------------
Total other revenues                                747.6      749.4     735.6    1,003.1        824.1     827.4     754.7     807.6
------------------------------------------------------------------------------------------------------------------------------------
Salaries and fringe benefits                        268.0      280.1     287.1      292.3        290.4     277.6     264.6     252.7
Occupancy and equipment expense                      69.9       74.5      86.1       85.6         85.2      83.7      80.8      83.9
Other marketing expenses                             99.5      101.7      99.0      103.0        123.9     112.1      98.8     114.8
Other servicing and
 administrative expenses                            155.5      160.8     161.3      177.3        282.6     185.0     177.4     212.9
Amortization of acquired intangibles
 and goodwill                                        38.3       45.1      44.8       42.4         42.1      42.4      37.1      36.8
Policyholders' benefits                              62.2       57.1      55.3       63.6         59.1      61.9      65.1      69.8
Merger and integration related costs                    -          -   1,000.0          -            -         -         -         -
------------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                            693.4      719.3   1,733.6      764.2        883.3     762.7     723.8     770.9
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                   524.5      484.6    (622.7)     566.3        269.9     406.0     363.6     363.0
Income taxes (benefit)                              174.6      166.6    (121.1)     208.5         65.1     141.3     125.0     130.8
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $  349.9   $  318.0  $ (501.6)  $  357.8     $  204.8  $  264.7  $  238.6  $  232.2
====================================================================================================================================
Basic earnings per share/1/, /2/                 $    .72   $    .64  $  (1.03)  $    .73     $    .41  $    .54  $    .51  $    .50
====================================================================================================================================
Diluted earnings per share/1/, /2/                    .71        .63     (1.03)       .71          .41       .53       .50       .49
====================================================================================================================================
Weighted average common
 and common equivalent
 shares outstanding/1/, /2/                         489.0      498.3     489.4      497.0        493.2     492.3     465.9     465.5
====================================================================================================================================
Dividends declared/1/                            $    .15   $    .15  $    .15   $    .15     $    .14  $    .14  $    .13  $    .13
====================================================================================================================================

/1/ All common share and per common share amounts have been restated to reflect our 3-for-1 common stock split effected in the form of a stock dividend and paid on June 1, 1998.

/2/ Quarterly earnings per share amounts are computed on the basis of the weighted average number of shares outstanding for each quarter. Changes between quarters in the number of shares outstanding may result in the annual computation differing from the aggregate of the quarterly amounts. The June 1998 quarter's average common and common equivalent shares reflect basic average shares outstanding due to the loss in the quarter.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 42    1998 Annual Report

Consolidated Statements of Income

     In millions, except per share data.
     Year ended December 31                                                                           1998        1997        1996
     -----------------------------------------------------------------------------------------------------------------------------
     Finance income                                                                               $5,604.2   $ 5,131.0   $ 4,935.8
     Other interest income                                                                            57.1        49.8        93.3
     Interest expense                                                                              2,517.0     2,358.4     2,333.4
     -----------------------------------------------------------------------------------------------------------------------------
     Net interest margin                                                                           3,144.3     2,822.4     2,695.7
     Provision for credit losses on owned receivables                                              1,516.8     1,493.0     1,144.2
     -----------------------------------------------------------------------------------------------------------------------------
     Net interest margin after provision for credit losses                                         1,627.5     1,329.4     1,551.5
     -----------------------------------------------------------------------------------------------------------------------------
     Securitization income                                                                         1,548.9     1,638.4     1,341.3
     Insurance revenues                                                                              492.8       454.2       422.1
     Investment income                                                                               161.2       173.1       220.7
     Fee income                                                                                      599.7       592.4       352.2
     Other income                                                                                    243.7       355.7       419.6
     Gain on sale of Beneficial Canada                                                               189.4           -           -
     -----------------------------------------------------------------------------------------------------------------------------
     Total other revenues                                                                          3,235.7     3,213.8     2,755.9
     -----------------------------------------------------------------------------------------------------------------------------
     Salaries and fringe benefits                                                                  1,127.5     1,085.3       976.9
     Occupancy and equipment expense                                                                 316.1       333.6       328.9
     Other marketing expenses                                                                        403.2       449.6       431.5
     Other servicing and administrative expenses                                                     654.9       857.9       833.7
     Amortization of acquired intangibles and goodwill                                               170.6       158.4       143.7
     Policyholders' benefits                                                                         238.2       255.9       311.9
     Merger and integration related costs                                                          1,000.0           -           -
     -----------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                                      3,910.5     3,140.7     3,026.6
     -----------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                                      952.7     1,402.5     1,280.8
     Income taxes                                                                                    428.6       462.2       461.2
     -----------------------------------------------------------------------------------------------------------------------------
     Net income                                                                                   $  524.1   $   940.3   $   819.6
    ------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Earnings Per Common Share
     Net income                                                                                   $  524.1   $   940.3   $   819.6
     Preferred dividends                                                                             (15.0)      (17.0)      (21.9)
     -----------------------------------------------------------------------------------------------------------------------------
     Earnings available to common shareholders                                                    $  509.1   $   923.3   $   797.7
     =============================================================================================================================
     Average common shares                                                                           487.2       470.2       454.6
     Average common and common equivalent shares                                                     496.4       479.1       462.3
     -----------------------------------------------------------------------------------------------------------------------------
     Basic earnings per common share                                                              $   1.04   $    1.97   $    1.76
     -----------------------------------------------------------------------------------------------------------------------------
     Diluted earnings per common share                                                            $   1.03   $    1.93   $    1.73
     -----------------------------------------------------------------------------------------------------------------------------
     The accompanying notes are an integral part of these consolidated financial statements.

                                 Household International, Inc. and Subsidiaries
                                 ----------------------------------------------
                                 Pg. 43    1998 Annual Report

Consolidated Balance Sheets


     In millions, except share data.
     At December 31                                                                                               1998        1997
----------------------------------------------------------------------------------------------------------------------------------
Assets
     Cash                                                                                                    $   457.4   $   534.3
     Investment securities                                                                                     3,202.1     2,898.6
     Receivables, net                                                                                         43,948.1    38,337.6
     Acquired intangibles and goodwill, net                                                                    1,700.8     1,798.4
     Properties and equipment, net                                                                               472.1       538.7
     Real estate owned                                                                                           253.9       212.8
     Other assets                                                                                              2,858.3     2,496.6
     -----------------------------------------------------------------------------------------------------------------------------
     Total assets                                                                                            $52,892.7   $46,817.0
-----==============================================================================================================================
Liabilities and Shareholders' Equity
     Debt:
      Deposits                                                                                               $ 2,105.0   $ 2,344.2
      Commercial paper, bank and other borrowings                                                              9,917.9    10,666.1
      Senior and senior subordinated debt
        (with original maturities over one year)                                                              30,438.6    23,736.2
     -----------------------------------------------------------------------------------------------------------------------------
     Total debt                                                                                               42,461.5    36,746.5
     Insurance policy and claim reserves                                                                       1,371.7     1,382.6
     Other liabilities                                                                                         2,298.7     2,074.4
     -----------------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                                        46,131.9    40,203.5
     Company obligated mandatorily redeemable preferred securities
        of subsidiary trusts (Note 10)*                                                                          375.0       175.0
     Preferred stock (Note 11)                                                                                   164.4       264.5
     Common shareholders' equity:
        Common stock, $1.00 par value, 750,000,000 shares
          authorized (increased as of May 13, 1998);
          544,124,170 and 536,870,946 shares issued at
          December 31, 1998 and 1997, respectively                                                               544.1       536.9
        Additional paid-in capital                                                                             1,652.5     1,423.5
        Retained earnings                                                                                      5,184.4     4,978.6
        Accumulated other comprehensive income, net of tax                                                      (145.1)     (167.7)
        Less common stock in treasury, 60,986,431 and 51,519,429
          shares at December 31, 1998 and 1997, respectively, at cost                                         (1,014.5)     (597.3)
     -----------------------------------------------------------------------------------------------------------------------------
     Total common shareholders' equity                                                                         6,221.4     6,174.0
     -----------------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                                              $52,892.7   $46,817.0
     =============================================================================================================================

     *The sole assets of the three trusts are Junior Subordinated Deferrable
      Interest Notes issued by Household International, Inc. in March 1998, June 1996 and June 1995, bearing interest at 7.25, 8.70 and 8.25 percent, respectively, with principal balances of $206.2, $103.1 and $77.3 million, respectively, and due December 31, 2037, June 30, 2036 and June 30, 2025, respectively.

      The accompanying notes are an integral part of these consolidated financial statements.

                                 Household International, Inc. and Subsidiaries
                           ----------------------------------------------------
                           Pg. 44 1998 Annual Report

Consolidated Statements of Cash Flows

     In millions.
     Year ended December 31                                                                     1998          1997            1996
----------------------------------------------------------------------------------------------------------------------------------
Cash Provided by Operations
     Net income                                                                          $     524.1    $    940.3      $    819.6
     Adjustments to reconcile net income to net cash provided by operations:
        Provision for credit losses on owned receivables                                     1,516.8       1,493.0         1,144.2
        Non-cash merger and integration related costs                                          291.0             -               -
        Provision for loss on German disposal                                                      -          58.8               -
        Insurance policy and claim reserves                                                     64.2          98.3          (862.5)
        Depreciation and amortization                                                          308.1         303.5           290.1
        Net realized gains from sales of assets                                               (183.4)       (102.5)         (137.3)
        Deferred income tax provision                                                          253.0          75.9          (116.1)
        Other, net                                                                            (435.7)       (440.8)          (93.0)
     -----------------------------------------------------------------------------------------------------------------------------
       Cash provided by operations                                                           2,338.1       2,426.5         1,045.0
----------------------------------------------------------------------------------------------------------------------------------
Investments in Operations
     Investment securities available-for-sale:
        Purchased                                                                           (1,526.1)     (2,028.0)       (2,712.3)
        Matured                                                                                510.4         399.9         1,229.2
        Sold                                                                                   858.3       1,721.3         4,105.5
     Short-term investment securities, net change                                             (205.1)        (49.0)          117.2
     Receivables:
        Originations, net                                                                  (28,648.5)    (29,356.5)      (31,269.3)
        Purchases and related premiums                                                      (2,949.6)     (1,737.5)       (5,514.7)
        Sold                                                                                24,352.6      32,621.0        31,915.2
     Purchase of Transamerica Financial Services Holding Company capital stock                     -      (1,065.0)              -
     Disposition of consumer banking operations:
        Assets sold, net                                                                           -             -           472.3
        Deposits and other liabilities sold, net                                                   -             -        (2,809.8)
     (Acquisition) disposition of portfolios, net                                                  -             -          (640.7)
     Properties and equipment purchased                                                       (135.1)       (127.7)         (159.7)
     Properties and equipment sold                                                              43.7           8.6            14.9
     -----------------------------------------------------------------------------------------------------------------------------
     Cash increase (decrease) from investments in operations                                (7,699.4)        387.1        (5,252.2)
----------------------------------------------------------------------------------------------------------------------------------
Financing and Capital Transactions
     Short-term debt and demand deposits, net change                                        (1,127.6)       (332.2)          (78.7)
     Time certificates, net change                                                             380.3        (438.2)          395.0
     Senior and senior subordinated debt issued                                             13,285.5       7,730.0        10,378.6
     Senior and senior subordinated debt retired                                            (5,455.8)     (7,383.3)       (6,052.6)
     Prepayment of debt                                                                     (1,140.8)            -               -
     Repayment of Transamerica Financial Services Holding Company debt                             -      (2,795.0)              -
     Policyholders' benefits paid                                                             (130.9)       (123.5)         (512.4)
     Cash received from policyholders                                                          109.5          98.0           258.5
     Shareholders' dividends                                                                  (256.5)       (186.5)         (163.6)
     Shareholders' dividends -- pooled affiliate                                               (61.8)       (115.5)         (105.3)
     Issuance of company obligated mandatorily redeemable
        preferred securities of subsidiary trusts                                              200.0             -           100.0
     Redemption of preferred stock                                                            (100.1)        (55.0)              -
     Purchase of treasury stock                                                               (412.0)       (155.7)          (56.7)
     Treasury stock activity -- pooled affiliate                                               (11.4)        (80.0)              -
     Issuance of common stock                                                                     .8       1,023.8            16.6
     -----------------------------------------------------------------------------------------------------------------------------
     Cash increase (decrease) from financing and capital transactions                        5,279.2      (2,813.1)        4,179.4
     -----------------------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash                                                     5.2          15.0             3.1
     -----------------------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash                                                               (76.9)         15.5           (24.7)
     Cash at January 1                                                                         534.3         518.8           543.5
     -----------------------------------------------------------------------------------------------------------------------------
     Cash at December 31                                                                 $     457.4    $    534.3      $    518.8
     =============================================================================================================================
     Supplemental Cash Flow Information:
     Interest paid                                                                       $   2,431.6    $  2,348.9      $  2,371.6
     Income taxes paid                                                                         311.0         308.7           544.8
     -----------------------------------------------------------------------------------------------------------------------------
     Supplemental Non-Cash Investing and Financing Activities:
     Common stock issued for acquisition                                                           -    $    157.3               -
     -----------------------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 45       1998 Annual Report

Consolidated Statements of Changes in Preferred
Stock and Common Shareholders' Equity


                                                                                Common Shareholders' Equity
                                                       ----------------------------------------------------------------------------
                                                                                         Accumulated
                                                                                               Other
                                                                 Additional            Comprehensive       Common    Total Common
All amounts except per share                Preferred   Common      Paid-in   Retained       Income,     Stock in   Shareholders'
  data are stated in millions.                  Stock    Stock      Capital   Earnings    Net of Tax/1/  Treasury          Equity
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                  $ 319.5   $509.3     $  312.8   $3,789.6      $  (60.8)    $ (471.5)  $     4,079.4
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       819.6                                      819.6
Other comprehensive income, net of tax
  Foreign currency translation adjustments                                                      1.4                          1.4
  Unrealized loss on investments,
     net of reclassification adjustment                                                       (123.0)                      (123.0)
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                  698.0
Cash dividends:
  Preferred at stated rates                                                      (21.9)                                     (21.9)
  Common, $.49 per share                                                        (141.7)                                    (141.7)
  Pooled affiliate/2/                                                           (105.3)                                    (105.3)
Exercise of stock options                                  2.6         38.6                                  11.9            53.1
Issuance of common stock                                                8.8                                   7.8            16.6
Purchase of treasury stock                                                                                  (56.7)          (56.7)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                    319.5    511.9        360.2    4,340.3        (182.4)      (508.5)        4,521.5
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       940.3                                      940.3
Other comprehensive income, net of tax
  Foreign currency translation adjustments                                                      (4.4)                        (4.4)
  Unrealized gain on investments,
     net of reclassification adjustment                                                         19.1                         19.1
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                  955.0
Cash dividends:
  Preferred at stated rates                                                      (17.0)                                     (17.0)
  Common, $.54 per share                                                        (169.5)                                    (169.5)
  Pooled affiliate/2/                                                           (115.5)                                    (115.5)
Exercise of stock options                                  1.4         36.5                                  16.2            54.1
Issuance of common stock                                  27.3        984.1                                  12.4         1,023.8
Purchase of treasury stock, net                           (3.7)        42.7                                (117.4)          (78.4)
Redemption of preferred stock                   (55.0)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                    264.5    536.9      1,423.5    4,978.6        (167.7)      (597.3)        6,174.0
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       524.1                                      524.1
Other comprehensive income, net of tax
  Foreign currency translation adjustments                                                       9.0                          9.0
  Unrealized gain on investments, net
     of reclassification adjustment                                                             13.6                         13.6
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                  546.7
Cash dividends:
  Preferred at stated rates                                                      (15.0)                                     (15.0)
  Common, $.60 per share                                                        (241.5)                                    (241.5)
  Pooled affiliate/2/                                                            (61.8)                                     (61.8)
Exercise of stock options                                  7.4        220.3                                  13.9           241.6
Issuance of common stock                                    .2         19.7                                 (19.1)             .8
Purchase of treasury stock, net                            (.4)       (11.0)                               (412.0)         (423.4)
Redemption of preferred stock                  (100.1)
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                  $ 164.4   $544.1     $1,652.5   $5,184.4      $ (145.1)  $ (1,014.5)  $     6,221.4
=================================================================================================================================

/1/ At December 31, 1998, 1997, 1996 and 1995, items in the accumulated other comprehensive income column include cumulative adjustments for: foreign currency translation adjustments of $(167.5), $(176.5), $(172.1) and $(173.5) million, respectively, and unrealized gains (losses) on marketable equity securities and available-for-sale investments of $22.4, $8.8, $(10.3) and $112.7 million, respectively. The gross unrealized gain (loss) on available-for-sale investments at December 31, 1998, 1997 and 1996 of $34.0, $13.1 and $(16.0) million, respectively, is recorded net of income taxes (benefit) of $11.6, $4.3 and $(5.7) million, respectively.

/2/ Represents historical common stock dividends of Beneficial Corporation.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 46    1998 Annual Report

Consolidated Statements of Changes in Preferred
Stock and Common Shareholders' Equity (continued)

                                                                                                         Common Stock
                                                                          -------------------------------------------
     Shares Outstanding                                 Preferred Stock        Issued   In Treasury   Net Outstanding
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                  2,048,279   509,389,283   (54,208,938)      455,180,345
     Exercise of common stock options                                       2,536,431     1,389,636         3,926,067
     Issuance of common stock                                                               844,539           844,539
     Purchase of treasury stock                                                          (2,523,000)       (2,523,000)
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                  2,048,279   511,925,714   (54,497,763)      457,427,951
     Exercise of common stock options                                       1,390,283     1,618,671         3,008,954
     Issuance of common stock                                              27,340,697     1,359,738        28,700,435
     Issuance of common stock -- ACC                                                      4,101,825         4,101,825
     Purchase of treasury stock                                                          (4,101,900)       (4,101,900)
     Purchase of stock -- pooled affiliates                                (3,785,748)                     (3,785,748)
     Redemption of preferred stock                             (550,000)
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                  1,498,279   536,870,946   (51,519,429)      485,351,517
     Exercise of common stock options                                       7,432,207     1,136,446         8,568,653
     Issuance of common stock                                                 244,821       (99,448)          145,373
     Purchase of treasury stock                                                         (10,504,000)      (10,504,000)
     Purchase of stock -- pooled affiliates                                  (423,804)                       (423,804)
     Redemption of preferred stock                             (100,000)
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                  1,398,279   544,124,170   (60,986,431)      483,137,739
=====================================================================================================================

Comprehensive Income

     The following discloses the related tax effects allocated to each component of other comprehensive income and reclassification adjustments:

                                                                                                    Tax
     In millions.                                                                              (Expense)
     At December 31                                                           Before-Tax        Benefit        Net-of-Tax
-------------------------------------------------------------------------------------------------------------------------
1996
     Foreign currency translation adjustments                                 $    (22.4)       $  23.8        $      1.4
     Unrealized losses on investments:
        Unrealized holding losses arising during the period                       (141.9)          48.3             (93.6)
        Less: Reclassification adjustment for gains realized in net income         (44.6)          15.2             (29.4)
     --------------------------------------------------------------------------------------------------------------------
        Net unrealized losses on investments                                      (186.5)          63.5            (123.0)
     --------------------------------------------------------------------------------------------------------------------
     Other comprehensive loss                                                 $   (208.9)       $  87.3        $   (121.6)
=========================================================================================================================
1997
     Foreign currency translation adjustments                                 $     15.3        $ (19.7)       $     (4.4)
     Unrealized gains on investments:
        Unrealized holding gains arising during the period                          53.2          (18.3)             34.9
        Less: Reclassification adjustment for gains realized in net income         (24.1)           8.3             (15.8)
     --------------------------------------------------------------------------------------------------------------------
        Net unrealized gains on investments                                         29.1          (10.0)             19.1
     --------------------------------------------------------------------------------------------------------------------
     Other comprehensive income                                               $     44.4        $ (29.7)       $     14.7
=========================================================================================================================
1998
     Foreign currency translation adjustments                                 $      9.3        $   (.3)       $      9.0
     Unrealized gains on investments:
        Unrealized holding gains arising during the period                          26.9           (9.4)             17.5
        Less: Reclassification adjustment for gains realized in net income          (6.0)           2.1              (3.9)
     --------------------------------------------------------------------------------------------------------------------
        Net unrealized gains on investments                                         20.9           (7.3)             13.6
     --------------------------------------------------------------------------------------------------------------------
     Other comprehensive income                                               $     30.2        $  (7.6)       $     22.6
=========================================================================================================================

     The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.47         1998 Annual Report

Notes to Consolidated Financial Statements


     Household International, Inc. and subsidiaries ("Household") is a leading provider of consumer lending products to middle-market customers in the United States, United Kingdom and Canada, with $63.9 billion of managed receivables at December 31, 1998. Household may also be referred to in these notes to the consolidated financial statements as "we," "us" or "our." Our lending products include: home equity loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards, tax refund anticipation loans and other types of unsecured loans. We also offer credit and specialty insurance in the United States, the United Kingdom and Canada. We have three reportable segments: Consumer, which includes our branch-based consumer finance, private label and auto finance businesses; Credit Card, which includes our domestic MasterCard and Visa business; and International, which includes our United Kingdom and Canadian operations. We also have traditional first mortgages, commercial loans and leases, periodic payment annuities, and corporate owned life insurance products which we no longer offer.

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

       On March 10, 1998, the Board of Directors approved a three-for-one split of our common stock effected in the form of a dividend, issued on June 1, 1998, to shareholders of record as of May 14, 1998. Accordingly, all common share and per common share data in these consolidated financial statements includes the effect of our stock split.

     Investment Securities We maintain investment portfolios (comprised primarily of debt securities) in both our noninsurance and insurance operations. Our entire investment securities portfolio was classified as available-for-sale at December 31, 1998 and 1997. Available-for-sale investments are intended to be invested for an indefinite period but may be sold in response to events we expect to occur in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity, net of income taxes. Any decline in the fair value of investments which is deemed to be other than temporary is charged against current earnings.

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

     Receivables Receivables are carried at amortized cost. We periodically sell home equity, auto finance, MasterCard and Visa, private label and other unsecured receivables. Because these receivables were originated with variable rates of interest or rates comparable to those currently offered by us, carrying value approximates fair value.

       Finance income is recognized using the effective yield method. Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. Annual fees are netted with direct lending costs associated with the issuance of MasterCard and Visa receivables and are deferred and amortized on a straight-line basis over one year. Net deferred lending costs related to these receivables totaled $.9 million at December 31, 1998 and $7.8 million at December 31, 1997. Premiums and discounts on purchased receivables are recognized as adjustments of the yield of the related receivables.

       Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets, since payments on such policies generally are used to reduce outstanding receivables.

     *MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  PG.48        1998 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Provision and Credit Loss Reserves   Provision for credit losses on owned
     receivables is made in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses of principal and interest in the existing owned portfolio. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience. For commercial loans, probable losses are calculated using estimates of amounts and timing of future cash flows expected to be received on loans. In addition, general loss reserves on consumer and commercial receivables are maintained to reflect our judgment of portfolio risk factors. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside our control, such as consumer payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

       Our chargeoff policy for consumer receivables varies by product. Unsecured receivables are written off at the following stages of contractual delinquency: MasterCard and Visa--6 months; private label--9 months; and other unsecured--9 months and no payment received in 6 months. For real estate secured receivables, carrying values are written down to net realizable value at the time of foreclosure. For loans secured by automobiles, carrying values are written down to net realizable value when the loan becomes 5 months contractually delinquent. Commercial receivables are written off when it becomes apparent that an account is uncollectible.

     Nonaccrual Loans Nonaccrual loans are loans on which accrual of interest has been suspended. Interest income is suspended on all loans when principal or interest payments are more than three months contractually past due, except for MasterCard and Visa and private label credit cards and auto finance receivables. On credit card receivables, interest continues to accrue until the receivable is charged off. On auto finance receivables, accrual of interest income is discontinued when payments are more than two months contractually past due. There were no commercial loans at December 31, 1998 which were 90 days or more past due and remained on accrual status. Accrual of income on nonaccrual consumer receivables is not resumed until such receivables become less than three months contractually past due (two months for auto finance receivables). Accrual of income on nonaccrual commercial loans is not resumed until such loans become contractually current. Cash payments received on nonaccrual commercial loans are either applied against principal or reported as interest income, according to our judgment as to the collectibility of principal.

     Receivables Sold and Serviced with Limited Recourse and Securitization Income Certain home equity, auto finance, MasterCard and Visa, private label and other unsecured receivables have been securitized and sold to investors with limited recourse. The servicing rights to these receivables have been retained by us. Upon sale, the receivables are removed from the balance sheet, and a gain is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the lives of the sold receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables and securities issued, delinquency of receivables sold, servicing fees, operating expenses and other factors. The resulting gain is adjusted by establishing an undiscounted reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying consolidated statements of income as securitization income. Unamortized securitization assets are reviewed for impairment whenever events indicate that the carrying value may not be recovered.

     Properties and Equipment Properties and equipment, which include leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization of $755.2 million at December 31, 1998 and $740.8 million at December 31, 1997. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

     Repossessed Collateral Real estate owned is valued at the lower of cost or fair value less estimated costs to sell. These values are periodically reviewed and reduced, if necessary. Costs of holding real estate, and related gains and losses on disposition, are credited or charged to operations as incurred.

       Vehicles repossessed for nonpayment of indebtedness are recorded at the lower of the estimated fair market value or the outstanding receivable balance. Such assets are generally sold within 60 days of repossession.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  PG.49         1998 Annual Report



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

     Acquired Intangibles and Goodwill Acquired intangibles consist of acquired credit card relationships which are amortized on a straight-line basis over 10 years. Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations and is amortized over periods not exceeding 25 years on a straight-line basis. We review acquired intangibles and goodwill for impairment whenever events indicate that the carrying amounts may not be recoverable.

     Treasury Stock We account for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Treasury stock reissued is removed from the accounts at average cost.

     Interest Rate Contracts The nature and composition of our assets and liabilities and off-balance sheet items expose us to interest rate risk. We enter into a variety of interest rate contracts for managing our interest rate exposure. Interest rate swaps are the principal vehicle used to manage interest rate risk; however, interest rate futures, options, caps and floors, and forward contracts also are utilized. We also have entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.

       Interest rate swaps are designated, and effective, as synthetic alterations of specific assets or liabilities (or specific groups of assets or liabilities) and off-balance sheet items. The interest rate differential to be paid or received on these contracts is accrued and included in net interest margin in the statements of income. Interest rate futures, forwards, options, and caps and floors used in hedging our exposure to interest rate fluctuations are designated, and effective, as hedges of balance sheet items.

       Correlation between all interest rate contracts and the underlying asset, liability or off-balance sheet item is direct because we use interest rate contracts which mirror the underlying item being hedged/synthetically altered. If correlation between the hedged/synthetically altered item and related interest rate contract would cease to exist, the interest rate contract would be recorded at fair value and the associated unrealized gain or loss would be included in net interest margin, with any future realized and unrealized gains or losses recorded in other income.

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

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). FAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset the related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

       FAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement FAS No. 133 as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). FAS No. 133 cannot be applied retroactively. FAS No. 133 must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997. We expect to adopt FAS No. 133 on January 1, 2000 and have not yet quantified its impact on our financial statements.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                           Pg. 50  1998 Annual Report


Notes to Consolidated Financial Statements (continued)


     Foreign Currency Translation We have foreign subsidiaries located in the United Kingdom and Canada. The functional currency for each foreign subsidiary is its local currency. Assets and liabilities of these subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. Resulting translation adjustments are accumulated as a separate component of common shareholders' equity.
        We periodically enter into forward exchange contracts to hedge our investment in foreign subsidiaries. After-tax gains and losses on contracts to hedge foreign currency fluctuations are included in the foreign currency translation adjustment in common shareholders' equity. Effects of foreign currency translation in the statements of cash flows are offset against the cumulative foreign currency adjustment, except for the impact on cash. Foreign currency transaction gains and losses are included in income as they occur.

     Stock-Based Compensation We account for stock option and stock purchase plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense is recognized for stock options issued.

     Income Taxes Household and its subsidiaries file a consolidated federal income tax return. Federal income taxes are accounted for utilizing the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Investment tax credits generated by leveraged leases are accounted for using the deferral method.

     New Accounting Pronouncements On January 1, 1998, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("FAS No. 130"). This statement establishes standards for the reporting and presentation of comprehensive income. Comprehensive income, in addition to traditional net income, includes the mark-to-market adjustments on available-for-sale securities, cumulative translation adjustments and other items which represent a change in equity from "nonowner" sources. FAS No. 130 does not change existing requirements for certain items to be reported as a separate component of shareholders' equity. The disclosures required by FAS No. 130 are presented in the Consolidated Statements of Changes in Preferred Stock and Common Shareholders' Equity.
        We adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS No. 131") in 1998. This statement establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. FAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures required by FAS No. 131 are presented in Note 20, "Segment Reporting."
        We adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("FAS No. 132") in 1998. This statement revises employers' disclosures about pensions and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The disclosures required by FAS No. 132 are presented in Note 16, "Employee Benefit Plans."

2. Household International Merger with Beneficial Corporation
     On June 30, 1998, Household merged with Beneficial Corporation ("Beneficial"), a consumer finance holding company headquartered in Wilmington, Delaware. Each outstanding share of Beneficial common stock was converted into 3.0666 shares of Household's common stock, resulting in the issuance of approximately 168.4 million common shares to the former Beneficial shareholders. Each share of Beneficial $5.50 Convertible Preferred Stock was converted into the number of shares of Household common stock the holder would have been entitled to receive in the merger had the holder converted his or her shares of Beneficial $5.50 Convertible Preferred Stock into shares of Beneficial common stock immediately prior to the merger. Additionally, each other share of preferred stock of Beneficial outstanding immediately prior to the merger was converted into one share of a newly-created series of preferred stock of Household with terms substantially similar to those of existing Beneficial preferred stock. The merger was accounted for as a pooling of interests, therefore, these consoli-

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 51    1998 Annual Report


dated financial statements include the results of operations, financial position, and changes in cash flows of Beneficial for all periods presented.

  The separate results of operations for Household and Beneficial during the periods preceding the merger that are included in the consolidated statements of income were as follows:

                                                                      Year Ended December 31,
                                            Six Months Ended          -----------------------
In millions.                                   June 30, 1998               1997          1996
---------------------------------------------------------------------------------------------
Net interest margin and other revenues/1/
  Household                                         $1,915.7           $3,780.6      $3,294.9
  Beneficial                                         1,187.7            1,999.7       1,844.8
---------------------------------------------------------------------------------------------
Total                                               $3,103.4           $5,780.3      $5,139.7
=============================================================================================
Net income
  Household                                         $  372.2           $  686.6      $  538.6
  Beneficial                                           116.5              253.7         281.0
Merger and integration related costs                  (751.0)                --            --
Beneficial Canada gain                                 118.5                 --            --
---------------------------------------------------------------------------------------------
Total                                               $ (143.8)          $  940.3      $  819.6
=============================================================================================

/1/Policyholders' benefits have been netted against other revenues.

As a result of the merger, adjustments were made to align accounting policies of the two companies, particularly relating to chargeoffs for the private label and consumer businesses. These adjustments did not have a material impact on our reported results.
  In connection with the merger, we established an integration plan which identified activities that would not be continued as a result of the merger and the related costs of exiting those activities. Our plan also identified the number of employees who would be involuntarily terminated and established the benefit levels those employees would receive upon termination. These benefit levels were communicated to employees in April 1998. Pursuant to our plan, we accrued pretax merger and integration related costs of approximately $1 billion ($751 million after-tax) which has been reflected in the statement of income in total costs and expenses.
  Included in this amount was approximately $270 million (of which $86 million related to key executives with pre-existing severance agreements) of employee termination costs related to approximately 3,000 employees whose functions were eliminated due to redundancy and consolidation of branches, corporate staff and back office operations. As of December 31, 1998, substantially all identified employees had been severed and approximately $240 million of severance payments have been made to terminated employees. Most of the remaining $30 million is expected to be paid in the first quarter of 1999 pursuant to our plan.
  In addition, approximately $319 million was accrued related to planned costs to be incurred in connection with the exiting of the Beneficial corporate office lease, early termination of branch offices and other operating facility leases and the cancellation of contracts with third party vendors, primarily for technology. Of this amount, $100 million related to the exiting of the Beneficial corporate office lease, $142 million related to lease termination and other exit costs for closures of 335 duplicative U.S. and U.K. branch offices and 8 redundant operating centers, $40 million pertained to fixed asset writedowns, primarily related to closed facilities, and $37 million related to termination penalties associated with third party vendor contracts whose services would no longer be required. In November 1998, we entered into an agreement to sublease the Beneficial corporate offices to a third party to whom we paid total consideration of approximately $100 million. As of December 31, 1998, $115 million of lease termination and other costs for closed branch offices and operating centers had been incurred. The remainder of the estimated lease termination payments will be made in the first quarter of 1999. In addition, $14 million of charges were incurred due to early termination of third party vendor contracts. Most of the remaining vendor contracts will be terminated in the first quarter of 1999.
  In connection with the merger, we re-assessed Beneficial's existing business plans and assumptions used in evaluating goodwill and other related intangibles associated with various operations, loan products and acquired receivable portfolios. Our plan identified modifications to these existing business plans. In connection with these modifications, we utilized discounted cash flow analyses to value the related goodwill and other intangible assets using assumptions which reflected our modified business plans. As a result of our analyses, we have written off approximately $183 million of goodwill and other related intangible assets to their estimated fair values. In addition, we wrote down real estate interests by $68 million to reflect their net realizable values. Assets held for disposal are not material.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                           Pg. 52  1998 Annual Report


Notes to Consolidated Financial Statements (continued)


       In connection with the merger, we and Beneficial incurred investment banking fees of $75 million and legal and other expenses of $25 million. In addition, in order to better align the asset liability position of the combined company, we paid $60 million in prepayment premiums related to outstanding debt.
       The following table summarizes the activity in the merger and restructuring reserve:

     In millions.
     --------------------------------------------------------------
     Balance at January 1, 1998                                  --
       Establishment of reserve                            $1,000.0
       Cash payments                                         (629.0)
       Non-cash items                                        (291.0)
     --------------------------------------------------------------
     Balance at December 31, 1998                          $   80.0
     ==============================================================

3. Other Business Combinations and Divestitures
     On April 28, 1998, the sale of Beneficial's German consumer banking operations was completed. An after-tax loss of $27.8 million was recorded in the fourth quarter of 1997. This loss was recorded after consideration of a $31.0 million tax benefit. No additional losses were realized in 1998 as a result of the sale.
       On March 2, 1998, the sale of Beneficial's Canadian operations was completed. An after-tax gain of $118.5 million was recorded upon consummation of the transaction.
       On June 23, 1997, Household and a wholly-owned subsidiary of Household Finance Corporation (a wholly-owned subsidiary of Household International) acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"), the branch-based consumer finance subsidiary of Transamerica Corporation ("TA"). We paid $1.1 billion for the stock of TFS and repaid approximately $2.8 billion of TFS debt owed to affiliates of TA. The acquisition added approximately $3.2 billion of receivables, of which approximately $3.1 billion were home equity loans secured primarily by home mortgages. The acquisition of TFS was accounted for as a purchase, and accordingly, earnings from TFS' operations have been included in our results of operations from June 24, 1997.
       In June 1997, we completed a public underwritten offering of 27.3 million shares of our common stock for approximately $1.0 billion. Net proceeds from the offering were used to repay certain short-term borrowings in connection with the acquisition of TFS.
       On October 21, 1997, Household and a wholly-owned subsidiary acquired the capital stock of ACC Consumer Finance Corporation ("ACC"), a non-prime auto finance company, for approximately 4.2 million shares of common stock and cash. The acquisition of ACC was accounted for as a purchase, and accordingly, earnings from ACC's operations have been included in our results of operations from October 22, 1997.
       In December 1997, Beneficial acquired Endeavour Personal Finance Ltd. ("Endeavour"), a consumer lending business in the United Kingdom, for cash. The acquisition of Endeavour was accounted for as a purchase, and accordingly, earnings from Endeavour's operations have been included in our results of operations from the acquisition date.

4. Investment Securities

     In millions.
     At December 31                                            1998         1997
     ---------------------------------------------------------------------------
     Available-For-Sale Investments
     Marketable equity securities                          $   70.8     $  132.5
     Corporate debt securities                              1,731.3      1,600.5
     U.S. government and federal agency debt securities       373.6        380.5
     Other                                                    990.1        746.5
     ---------------------------------------------------------------------------
     Subtotal                                               3,165.8      2,860.0
     Accrued investment income                                 36.3         38.6
     ---------------------------------------------------------------------------
     Total investment securities                           $3,202.1     $2,898.6
     ===========================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                           Pg. 53  1998 Annual Report


     Proceeds from the sale of available-for-sale investments totaled approximately $.9, $1.7 and $4.1 billion in 1998, 1997 and 1996, respectively. Gross gains of $9.2, $27.4 and $50.5 million and gross losses of $3.2, $3.3 and $5.9 million in 1998, 1997 and 1996, respectively, were realized on those sales.
       The gross unrealized gains (losses) of investment securities were as follows:

                                                                               1998                                          1997
                                       --------------------------------------------  --------------------------------------------
                                                       Gross       Gross                             Gross       Gross
In millions.                           Amortized  Unrealized  Unrealized       Fair  Amortized  Unrealized  Unrealized       Fair
At December 31                              Cost       Gains      Losses      Value       Cost       Gains      Losses      Value
---------------------------------------------------------------------------------------------------------------------------------
     Available-For-Sale Investments
     Marketable equity securities       $   68.2       $ 2.8      $  (.2)  $   70.8   $  129.0       $ 3.7      $  (.2)  $  132.5
     Corporate debt securities           1,705.1        55.3       (29.1)   1,731.3    1,581.8        36.9       (18.2)   1,600.5
     U.S. government and federal
       agency debt securities              368.4         7.0        (1.8)     373.6      390.3         3.3       (13.1)     380.5
     Other                                 990.1          --          --      990.1      745.8          .8         (.1)     746.5
---------------------------------------------------------------------------------------------------------------------------------
     Total available-for-sale
       investments                      $3,131.8       $65.1      $(31.1)  $3,165.8   $2,846.9       $44.7      $(31.6)  $2,860.0
=================================================================================================================================

     See Note 13, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of our assets, liabilities and off-balance sheet financial instruments.
       Contractual maturities of and yields on investments in debt securities were as follows:

                                                                                                     U.S. Government and Federal
                                                                Corporate Debt Securities                 Agency Debt Securities
                                                       ----------------------------------      ---------------------------------
     All dollar amounts are stated in millions.        Amortized          Fair                 Amortized         Fair
     At December 31, 1998                                   Cost         Value     Yield*           Cost        Value     Yield*
--------------------------------------------------------------------------------------------------------------------------------
     Due within 1 year                                  $   68.1      $   68.2       6.08%        $ 35.7       $ 35.7       7.17%
     After 1 but within 5 years                            258.0         262.5       6.23           90.0         90.9       7.23
     After 5 but within 10 years                           489.1         497.7       6.66           67.7         68.8       6.55
     After 10 years                                        889.9         902.9       7.12          175.0        178.2       6.44
--------------------------------------------------------------------------------------------------------------------------------
     Total                                              $1,705.1      $1,731.3       6.81%        $368.4       $373.6       6.72%
================================================================================================================================

    *Computed by dividing annualized interest by the amortized cost of the respective investment securities.

5. Receivables

     In millions.
     At December 31                                                          1998           1997
------------------------------------------------------------------------------------------------
     First mortgage                                                     $   156.3      $   396.6
     Home equity                                                         18,692.7       13,786.2
     Auto finance                                                           805.0          487.5
     MasterCard/Visa                                                      7,180.2        6,874.7
     Private label                                                        9,566.0        9,356.9
     Other unsecured                                                      7,108.6        6,823.1
     Commercial                                                             697.1          957.0
------------------------------------------------------------------------------------------------
     Total owned receivables                                             44,205.9       38,682.0
     Accrued finance charges                                                642.5          536.7
     Credit loss reserve for owned receivables                           (1,734.2)      (1,642.1)
     Unearned credit insurance premiums and claims reserves                (505.1)        (452.3)
     Amounts due and deferred from receivables sales                      2,152.9        2,094.2
     Reserve for receivables serviced with limited recourse                (813.9)        (880.9)
------------------------------------------------------------------------------------------------
     Total owned receivables, net                                        43,948.1       38,337.6
     Receivables serviced with limited recourse                          19,701.8       24,478.5
------------------------------------------------------------------------------------------------
     Total managed receivables, net                                     $63,649.9      $62,816.1
================================================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 54    1998 Annual Report


Notes to Consolidated Financial Statements (continued)


Foreign receivables included in owned receivables were as follows:

                                     United Kingdom                    Canada             Germany
     In millions.             ---------------------     ---------------------     ---------------
     At December 31               1998         1997         1998         1997     1998       1997
-------------------------------------------------------------------------------------------------
     First mortgage           $    3.2     $    3.1           --     $    7.8       --         --
     Home equity                 913.6        784.0     $  305.0        632.8       --     $ 20.9
     MasterCard/Visa           1,852.4      1,350.8           --           --       --         .5
     Private label             1,165.8        975.4        349.2        790.2       --      134.3
     Other unsecured           1,191.5      1,133.2        343.8        617.9       --       53.3
     Commercial                     --           --          6.2         18.7       --       74.4
-------------------------------------------------------------------------------------------------
     Total                    $5,126.5     $4,246.5     $1,004.2     $2,067.4       --     $283.4
=================================================================================================

Foreign managed receivables represented 12 percent of total managed receivables at December 31, 1998 and 1997.

  The outstanding balance of receivables serviced with limited recourse consisted of the following:

     In millions.
     At December 31                    1998          1997
---------------------------------------------------------
     Home equity                  $ 3,637.4     $ 6,038.6
     Auto finance                     960.3         395.9
     MasterCard/Visa                9,430.6      12,337.0
     Private label                    811.5       1,025.0
     Other unsecured                4,862.0       4,682.0
---------------------------------------------------------
     Total                        $19,701.8     $24,478.5
=========================================================

At December 31, 1998, the expected weighted average remaining life of these securitization transactions was 1.9 years.

  The combination of receivables owned and receivables serviced with limited recourse, which we consider our managed portfolio, is shown below:

     In millions.
     At December 31                    1998          1997
---------------------------------------------------------
     First mortgage               $   156.3     $   396.6
     Home equity                   22,330.1      19,824.8
     Auto finance                   1,765.3         883.4
     MasterCard/Visa               16,610.8      19,211.7
     Private label                 10,377.5      10,381.9
     Other unsecured               11,970.6      11,505.1
     Commercial                       697.1         957.0
---------------------------------------------------------
     Managed receivables          $63,907.7     $63,160.5
=========================================================

     The amounts due and deferred from receivables sales were $2,152.9 million at December 31, 1998 and $2,094.2 million at December 31, 1997. The amounts due and deferred included unamortized securitization assets and other assets established under the recourse provisions for certain sales totaling $2,031.3 million at December 31, 1998 and $2,082.3 million at December 31, 1997. It also included net customer payments not yet received from (paid to) the securitization trustee of $79.6 million at December 31, 1998 and $(11.7) million at December 31, 1997. We have agreements with a "AAA"-rated third party who will insure us for up to $21.2 million in losses relating to certain securitization transactions. We maintain credit loss reserves under the recourse requirements for receivables serviced with limited recourse which are based on estimated probable losses under those requirements. The reserves totaled $813.9 million at December 31, 1998 and $880.9 million at December 31, 1997, and represents our best estimate of probable losses on receivables serviced with limited recourse.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg.55     1998 ANNUAL REPORT




The providers of the credit enhancements have no recourse to us. We maintain facilities with third parties which provide for the securitization of receivables on a revolving basis totaling $7.5 billion through the issuance of commercial paper, of which $5.8 billion were utilized at December 31, 1998. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.
  Contractual maturities of owned receivables were as follows:

In millions
At December 31, 1998         1999       2000       2001       2002       2003  Thereafter       Total
-----------------------------------------------------------------------------------------------------
First mortgage          $     1.3   $     .3   $     .6   $     .6   $     .8   $   152.7   $   156.3
Home equity               4,577.0    3,524.1    2,615.7    1,976.8    1,525.0     4,474.1    18,692.7
Auto finance                  4.2       15.8       59.9      181.3      365.7       178.1       805.0
MasterCard/Visa           1,062.4      833.2      686.3      523.5      492.2     3,582.6     7,180.2
Private label             1,561.4    1,204.5      760.1      630.5      530.3     4,879.2     9,566.0
Other unsecured           2,663.6    1,509.2      955.7      585.2      382.0     1,012.9     7,108.6
Commercial                  136.4       43.1       41.5       28.4       37.2       410.5       697.1
-----------------------------------------------------------------------------------------------------
Total                   $10,006.3   $7,130.2   $5,119.8   $3,926.3   $3,333.2   $14,690.1   $44,205.9
=====================================================================================================

A substantial portion of consumer receivables, based on our experience, will be renewed or repaid prior to contractual maturity. The above maturity schedule should not be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding MasterCard and Visa receivables, approximated 59 percent in 1998 and 57 percent in 1997.
  The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

In millions.
At December 31, 1998                           Over 1 But Within 5 years  Over 5 years
--------------------------------------------------------------------------------------
Receivables at predetermined interest rates                    $10,858.2     $ 6,080.1
Receivables at floating or adjustable rates                      8,651.3       8,610.0
--------------------------------------------------------------------------------------
Total                                                          $19,509.5     $14,690.1
======================================================================================

Nonaccrual owned consumer receivables totaled $1,034.5 and $907.8 million at December 31, 1998 and 1997, respectively, including $178.3 and $189.1 million, respectively, relating to foreign operations. Interest income that would have been recorded in 1998 and 1997 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $162.4 and $132.4 million, respectively, including $30.3 and $32.4 million, respectively, relating to foreign operations. Interest income that was included in net income for 1998 and 1997, prior to these loans being placed on nonaccrual status, was approximately $91.5 and $73.3 million, respectively, including $16.3 and $15.3 million, respectively, relating to foreign operations.
  For an analysis of reserves for credit losses, see our Analysis of Credit Loss Reserves Activity on an owned and managed basis.

6. Deposits

                                                                1998                     1997
                                                --------------------     --------------------
All dollar amounts are stated in millions.                  Weighted                 Weighted
At December 31                                  Amount  Average Rate     Amount  Average Rate
---------------------------------------------------------------------------------------------
Domestic
Time certificates                             $  930.2           6.8%  $  936.7           6.9%
Savings accounts                                   3.5           6.0      181.6           4.5
Demand accounts                                    1.4             -       82.6             -
---------------------------------------------------------------------------------------------
Total domestic deposits                          935.1           6.8    1,200.9           6.0
---------------------------------------------------------------------------------------------
Foreign
Time certificates                                453.2           6.7      564.3           6.4
Savings accounts                                 585.4           6.3      474.1           6.5
Demand accounts                                  131.3           4.2      104.9           5.7
---------------------------------------------------------------------------------------------
Total foreign deposits                         1,169.9           6.2    1,143.3           6.4
---------------------------------------------------------------------------------------------
Total deposits                                $2,105.0           6.5%  $2,344.2           6.2%
=============================================================================================

                                 Household International, Inc. and Subsidiaries
                                 ----------------------------------------------
                                 Pg. 56     1998 Annual Report


Notes to Consolidated Financial Statements (continued)


Average deposits and related weighted average interest rates for 1998, 1997 and 1996 were as follows:

                                                                1998                     1997                     1996
                                              ----------------------   ----------------------   ----------------------
All dollar amounts are stated in millions.     Average      Weighted    Average      Weighted    Average      Weighted
At December 31                                Deposits  Average Rate   Deposits  Average Rate   Deposits  Average Rate
----------------------------------------------------------------------------------------------------------------------
Domestic
Time certificates                             $1,056.3           6.1%  $1,167.1           6.8%  $1,997.2           6.6%
Savings and demand accounts                      663.2            .7      617.3           1.4    1,305.5           2.3
----------------------------------------------------------------------------------------------------------------------
Total domestic deposits                        1,719.5           4.0    1,784.4           4.9    3,302.7           4.9
----------------------------------------------------------------------------------------------------------------------
Foreign
Time certificates                                619.6           5.5      609.0           6.0      719.1           6.1
Savings and demand accounts                      805.1           6.2      582.7           5.6      498.2           5.0
----------------------------------------------------------------------------------------------------------------------
Total foreign deposits                         1,424.7           5.9    1,191.7           5.8    1,217.3           5.7
----------------------------------------------------------------------------------------------------------------------
Total deposits                                $3,144.2           4.9%  $2,976.1           5.2%  $4,520.0           5.2%
======================================================================================================================

Interest expense on deposits was $152.7, $155.3 and $235.2 million for 1998, 1997 and 1996, respectively. Interest expense on domestic deposits was $68.7, $90.4 and $167.1 million for 1998, 1997 and 1996, respectively.
  Maturities of time certificates in amounts of $100,000 or more were:

All dollar amounts are stated in millions.
At December 31, 1998                                                            Domestic        Foreign          Total
----------------------------------------------------------------------------------------------------------------------
3 months or less                                                                    $ .1         $207.3         $207.4
Over 3 months through 6 months                                                        .1           28.7           28.8
Over 6 months through 12 months                                                      2.5           15.7           18.2
Over 12 months                                                                        --          194.0          194.0
----------------------------------------------------------------------------------------------------------------------
Total                                                                               $2.7         $445.7         $448.4
======================================================================================================================

Contractual maturities of time certificates within each interest rate range were as follows:

All dollar amounts are stated in millions.
At December 31, 1998                         1999       2000       2001       2002       2003    Thereafter      Total
----------------------------------------------------------------------------------------------------------------------
Interest Rate
less-than 4.00%                            $  2.2         --         --         --         --            --   $    2.2
4.00%  -  5.99%                              59.7     $115.6     $ 71.8      $20.1     $ 39.3            --      306.5
6.00%  -  7.99%                             512.5      142.3      283.6         --       73.6            --    1,012.0
8.00%  -  9.99%                               5.4       57.3         --         --         --            --       62.7
----------------------------------------------------------------------------------------------------------------------
Total                                      $579.8     $315.2     $355.4      $20.1     $112.9            --   $1,383.4
======================================================================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 57    1998 ANNUAL REPORT



7. Commercial Paper, Bank and Other Borrowings

     All dollar amounts are stated in millions.                     Commercial         Bank and Other
     At December 31                                                      Paper*            Borrowings            Total
     -----------------------------------------------------------------------------------------------------------------
     1998
     Balance                                                         $ 7,713.2               $2,204.7        $ 9,917.9
     Highest aggregate month-end balance                                                                      12,677.6
     Average borrowings                                                9,495.6                2,640.8         12,136.4
     Weighted average interest rate:
      At year end                                                          5.2%                   7.1%             5.6%
      Paid during year                                                     5.5                    5.6              5.5
     -----------------------------------------------------------------------------------------------------------------
     1997
     Balance                                                          $9,064.7              $ 1,601.4        $10,666.1
     Highest aggregate month-end balance                                                                      11,654.6
     Average borrowings                                                8,992.5                1,419.5         10,412.0
     Weighted average interest rate:
      At year end                                                          5.7%                   7.5%             6.0%
      Paid during year                                                     5.6                    6.3              5.7
     -----------------------------------------------------------------------------------------------------------------
     1996
     Balance                                                          $9,114.1              $ 1,483.3        $10,597.4
     Highest aggregate month-end balance                                                                      12,027.4
     Average borrowings                                                8,743.7                1,584.1         10,327.8
     Weighted average interest rate:
      At year end                                                          5.4%                   7.1%             5.6%
      Paid during year                                                     5.3                    7.0              5.7
     -----------------------------------------------------------------------------------------------------------------

    *Included in outstanding balances at year-end 1998, 1997 and 1996 were commercial paper obligations of foreign subsidiaries of $322.8, $958.4 and $881.4 million, respectively.

     Interest expense for commercial paper, bank and other borrowings totaled $672.1, $592.4 and $584.4 million for 1998, 1997 and 1996, respectively.
      We maintain various bank credit agreements primarily to support commercial paper borrowings. At December 31, 1998 and 1997, we had committed back-up lines and other bank lines of $13.5 and $12.7 billion, respectively, of which $11.7 and $11.8 billion, respectively, were unused. Formal credit lines are reviewed annually, and expire at various dates from 1999 to 2003. Borrowings under these lines generally are available at a surcharge over LIBOR. Annual commitment fee requirements to support availability of these lines at December 31, 1998 totaled $9.0 million.

8. Senior and Senior Subordinated Debt (With Original Maturities Over One Year)

     All dollar amounts are stated in millions.
     At December 31                                                                         1998                  1997
     -----------------------------------------------------------------------------------------------------------------
     Senior Debt
     5.00% to 6.49%;  due 1999 to 2013                                                 $ 6,817.1             $ 2,529.0
     6.50% to 6.99%;  due 1999 to 2013                                                   4,167.9               3,421.1
     7.00% to 7.49%;  due 1999 to 2023                                                   1,569.9               1,782.6
     7.50% to 7.99%;  due 1999 to 2012                                                   1,779.0               1,612.7
     8.00% to 8.99%;  due 1999 to 2008                                                   1,359.0               1,962.4
     9.00% and greater;  due 1999 to 2001                                                  480.0               1,353.2
     Variable interest rate debt;  5.00% to 9.00%;
       due 1999 to 2034                                                                 13,765.9              10,372.4
     Senior Subordinated Debt
     6.50% to 9.63%;  due 2000 to 2003                                                     494.7                 685.0
     10.25%;  due 2003                                                                      20.0                  20.0
     Unamortized discount                                                                  (14.9)                 (2.2)
     -----------------------------------------------------------------------------------------------------------------
     Total senior and senior subordinated debt                                         $30,438.6             $23,736.2
     =================================================================================================================

     Weighted average coupon interest rates were 6.4 and 6.8 percent at December 31, 1998 and 1997, respectively. Interest expense for senior and senior subordinated debt was $1,692.2, $1,610.7 and $1,513.8 million for 1998,

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 58                      1998 Annual Report


Notes to Consolidated Financial Statements (continued)

     1997 and 1996, respectively. The only financial covenants contained in the terms of our debt agreements are the maintenance of a minimum shareholders' equity of $2.0 billion for Household International, Inc., and the maintenance of a minimum shareholder's equity of $1.5 billion for Household Finance Corporation ("HFC"), a wholly-owned subsidiary of Household. It is expected, however, that the HFC covenant will be modified in 1999 to reflect the new size of HFC as a result of the merger with Beneficial.
       Maturities of senior and senior subordinated debt were:

     In millions.
     At December 31, 1998
     ---------------------------------------------------------------------------
     1999                                                              $ 6,808.6
     2000                                                                4,289.5
     2001                                                                4,731.3
     2002                                                                2,830.8
     2003                                                                3,552.7
     Thereafter                                                          8,225.7
     ---------------------------------------------------------------------------
     Total                                                             $30,438.6
     ===========================================================================

9. Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk
     In the normal course of business and in connection with our asset/liability management program, we enter into various transactions involving derivative and other off-balance sheet financial instruments. These instruments primarily are used to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not serve as a financial intermediary to make markets in any derivative financial instruments. For further information on our strategies for managing interest rate and foreign exchange rate risk, see the Risk Management section within the Management's Discussion and Analysis of Financial Condition and Results of Operations.
       The financial instruments used by us include interest rate contracts and foreign exchange rate contracts and have varying degrees of credit risk and/or market risk.

     Credit Risk Credit risk is the possibility that a loss may occur because the counterparty to a transaction fails to perform according to the terms of the contract. Our exposure to credit loss related to interest rate swaps, cap and floor transactions, forward and futures contracts and options is the amount of uncollected interest or premium related to these instruments. These interest rate related instruments are generally expressed in terms of notional principal or contract amounts which are much larger than the amounts potentially at risk for nonpayment by counterparties. We control the credit risk of our off-balance sheet financial instruments through established credit approvals, risk control limits and ongoing monitoring procedures. We have never experienced nonperformance by any derivative instrument counterparty.

     Market Risk Market risk is the possibility that a change in interest rates or foreign exchange rates will cause a financial instrument to decrease in value or become more costly to settle. We mitigate this risk by establishing limits for positions and other controls.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 59    1998 Annual Report


Interest Rate and Foreign Exchange Contracts The following table summarizes the activity in interest rate and foreign exchange contracts for 1998, 1997 and 1996:

--------------------------------------------------------------------------------
Hedging/Synthetic Alteration Instruments

                                                             Exchange Traded
                                --------------------------------------------    ----------------------
                                      Interest Rate
                                  Futures Contracts                  Options
                                ----------------------   -------------------      Interest    Currency
In millions.                    Purchased         Sold   Purchased   Written    Rate Swaps       Swaps
-------------------------------------------------------------------------------------------------------
1996
Notional amount, 1995           $   350.0    $  (250.0)          -         -     $10,865.1    $1,080.4
New contracts                     6,611.9     (4,202.9)   $  440.0   $(440.0)      5,379.8     1,494.5
Matured or expired
 contracts                       (1,471.0)       300.0           -         -      (3,779.8)     (117.0)
Terminated contracts                    -            -           -         -      (1,690.5)          -
In-substance maturities/1/       (4,152.9)     4,152.9      (440.0)    440.0             -           -
-------------------------------------------------------------------------------------------------------
Notional amount, 1996           $ 1,338.0            -           -         -     $10,774.6    $2,457.9
=======================================================================================================
Fair value, 1996/2/                     -            -           -         -     $    50.5    $ (156.1)
-------------------------------------------------------------------------------------------------------
1997
Notional amount, 1996           $ 1,338.0            -           -         -     $10,774.6    $2,457.9
New contracts                     8,584.0    $(7,350.0)          -         -       3,854.0       988.5
Matured or expired
 contracts                       (2,020.0)       120.0           -         -      (3,168.3)     (397.3)
Terminated contracts                    -            -           -         -      (1,175.9)     (205.4)
In-substance maturities/1/       (7,030.0)     7,030.0           -         -             -           -
-------------------------------------------------------------------------------------------------------
Notional amount, 1997           $   872.0    $  (200.0)          -         -     $10,284.4    $2,843.7
=======================================================================================================
Fair value, 1997/2/             $       -    $       -           -         -     $   152.4    $ (126.0)
-------------------------------------------------------------------------------------------------------
1998
Notional amount, 1997           $   872.0    $  (200.0)          -         -     $10,284.4    $2,843.7
New contracts                     2,736.0     (2,281.0)   $1,344.0         -       7,237.1     2,099.9
Matured or expired
 contracts                       (1,072.0)        15.0      (800.0)        -      (2,476.6)     (282.7)
Terminated contracts                    -            -           -         -      (1,329.3)     (254.6)
In-substance maturities/1/       (2,466.0)     2,466.0           -         -             -           -
-------------------------------------------------------------------------------------------------------
Notional amount, 1998           $    70.0    $       -    $  544.0         -     $13,715.6    $4,406.3
=======================================================================================================
Fair value, 1998/2/             $       -    $       -           -         -     $    68.9    $  159.5
-------------------------------------------------------------------------------------------------------

                                                                      Non-Exchange Traded
                                ---------------------------------------------------------
                                     Foreign Exchange           Interest Rate
                                       Rate Contracts       Forward Contracts   Other Risk
                                ---------------------   ---------------------   Management
In millions.                    Purchased        Sold   Purchased        Sold  Instruments
-------------------------------------------------------------------------------------------
1996
Notional amount, 1995           $   424.5   $(1,205.2)  $   727.0   $   (93.1)   $   442.9
New contracts                     5,723.6    (6,150.0)    3,641.8    (1,036.0)     2,242.2
Matured or expired
 contracts                         (894.1)    1,319.1    (2,636.9)      859.9         (8.9)
Terminated contracts               (391.6)      391.6           -           -            -
In-substance maturities/1/       (4,692.7)    4,692.7           -           -            -
-------------------------------------------------------------------------------------------
Notional amount, 1996           $   169.7   $  (951.8)  $ 1,731.9   $  (269.2)   $ 2,676.2
===========================================================================================
Fair value, 1996/2/             $     (.1)  $   (57.0)  $    (1.2)  $      .2    $    24.6
-------------------------------------------------------------------------------------------
1997
Notional amount, 1996           $   169.7   $  (951.8)  $ 1,731.9   $  (269.2)   $ 2,676.2
New contracts                     4,256.6    (4,548.5)    6,055.8    (1,326.3)       372.4
Matured or expired
 contracts                         (652.6)      843.4    (4,477.7)    1,489.5       (495.9)
Terminated contracts                (95.6)       95.6           -           -        (85.3)
In-substance maturities/1/       (3,242.2)    3,242.2           -           -            -
-------------------------------------------------------------------------------------------
Notional amount, 1997           $   435.9   $(1,319.1)  $ 3,310.0   $  (106.0)   $ 2,467.4
===========================================================================================
Fair value, 1997/2/             $     4.5   $    (6.4)  $     1.7   $       -    $    11.3
-------------------------------------------------------------------------------------------
1998
Notional amount, 1997           $   435.9   $(1,319.1)  $ 3,310.0   $  (106.0)   $ 2,467.4
New contracts                     5,869.9    (6,546.5)    3,549.8    (1,199.6)       883.1
Matured or expired
 contracts                       (1,450.4)    1,770.1    (4,458.1)    1,069.7       (306.9)
Terminated contracts               (307.6)      307.6      (139.8)      148.9         (5.8)
In-substance maturities/1/       (4,538.0)    4,538.0           -           -            -
-------------------------------------------------------------------------------------------
Notional amount, 1998           $     9.8   $(1,249.9)  $ 2,261.9   $   (87.0)   $ 3,037.8
===========================================================================================
Fair value, 1998/2/             $     (.2)  $     2.1   $    (6.2)  $       -    $     2.8
-------------------------------------------------------------------------------------------

/1/Represent contracts terminated as the market execution technique of closing the transaction either (a) just prior to maturity to avoid delivery of the underlying instrument, or (b) at the maturity of the underlying items being hedged.

/2/(Bracketed) unbracketed amounts represent amounts to be (paid) received by us had these positions been closed out at the respective balance sheet date. Bracketed amounts do not necessarily represent risk of loss for hedging instruments, as the fair value of the hedging instrument and the items being hedged must be evaluated together. See Note 13, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of our assets, liabilities and off-balance sheet financial instruments.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 60                      1998 Annual Report


Notes to Consolidated Financial Statements (continued)

     We operate in three functional currencies: the U.S. dollar, the British pound and the Canadian dollar. Of the above instruments, the U.S. dollar is the functional currency for exchange traded interest rate futures and options. The remaining instruments are restated in U.S. dollars by country as follows:

                                                             Foreign Exchange           Interest Rate
                               Interest                        Rate Contracts       Forward Contracts    Other Risk
                                   Rate      Currency   ---------------------   ---------------------    Management
     In millions.                 Swaps         Swaps   Purchased        Sold    Purchased       Sold   Instruments
     --------------------------------------------------------------------------------------------------------------
     1996
     United States            $ 9,519.5      $1,128.5      $169.7   $  (951.8)           -          -      $1,350.0
     Canada                       518.1         450.1           -           -     $  472.1    $(252.2)        135.0
     United Kingdom               737.0         879.3           -           -      1,259.8      (17.0)      1,191.2
     --------------------------------------------------------------------------------------------------------------
                              $10,774.6      $2,457.9      $169.7   $  (951.8)    $1,731.9    $(269.2)     $2,676.2
     ==============================================================================================================
     1997
     United States            $ 8,883.5      $1,762.1      $435.9   $(1,319.1)           -          -      $1,350.0
     Canada                       361.6         427.3           -           -     $  447.5    $(106.0)          7.0
     United Kingdom             1,039.3         654.3           -           -      2,862.5          -       1,110.4
     --------------------------------------------------------------------------------------------------------------
                              $10,284.4      $2,843.7      $435.9   $(1,319.1)    $3,310.0    $(106.0)     $2,467.4
     ==============================================================================================================
     1998
     United States            $12,158.4      $3,052.7      $  6.5   $(1,249.9)           -          -      $2,073.8
     Canada                       287.3         334.7         3.3           -     $  344.6    $ (45.5)         29.3
     United Kingdom             1,269.9       1,018.9           -           -      1,917.3      (41.5)        934.7
     --------------------------------------------------------------------------------------------------------------
                              $13,715.6      $4,406.3      $  9.8   $(1,249.9)    $2,261.9    $ (87.0)     $3,037.8
     ==============================================================================================================

     Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. We primarily enter into interest rate swap transactions to synthetically alter balance sheet items. These transactions are specifically designated to a particular asset/liability, off-balance sheet item or anticipated transaction of a similar characteristic. Specific assets or liabilities may consist of groups of individually small dollar homogeneous assets or liabilities of similar economic characteristics. Credit and market risk exists with respect to these instruments. The following table reflects the items so altered at December 31, 1998:

     In millions.
     --------------------------------------------------------------------------------------------------------------
     Investment securities                                                                                $    90.3
     Receivables:
       Home equity                                                                                          5,015.0
       MasterCard/Visa                                                                                        100.0
       Private label                                                                                           31.9
       Other unsecured                                                                                         17.9
     --------------------------------------------------------------------------------------------------------------
     Total owned receivables                                                                                5,164.8
     Commercial paper, bank and other borrowings                                                            2,586.6
     Senior and senior subordinated debt                                                                    5,871.6
     Receivables serviced with limited recourse                                                                 2.3
     --------------------------------------------------------------------------------------------------------------
     Total items synthetically altered with interest rate swaps                                           $13,715.6
     ==============================================================================================================

     In all instances, the notional amount is not greater than the carrying value of the related asset/liability or off-balance sheet item.

     We manage our exposure to interest rate risk primarily through the use of interest rate swaps. These swaps synthetically alter the interest rate risk inherent in balance sheet assets, liabilities or off-balance sheet items. The majority of our interest rate swaps are used to convert floating rate assets to fixed rate, fixed rate debt to floating rate, floating rate assets or debt from one floating rate index to another, fixed rate assets to a floating rate, or floating rate debt to fixed rate. Interest rate swaps also are used to synthetically alter interest rate characteristics on certain receivables that are sold and serviced with limited recourse. These off-balance sheet items expose us to the same interest rate risk as on-balance sheet items. Interest rate swaps are used to synthetically alter the

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 61    1998 Annual Report

     interest rate provisions of the securitization transaction whereby the underlying receivables pay a fixed (floating) rate and the pass-through rate to the investor is floating (fixed). We also have entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.

          The following table summarizes the maturities and related weighted average receive/pay rates of interest rate swaps outstanding at December 31, 1998:


     All dollar amounts
     are stated in
     millions.                        1999       2000       2001       2002       2003      2004      Thereafter        Total
     ------------------------------------------------------------------------------------------------------------------------
     Pay a fixed
      rate/receive a
      floating rate:
      Notional value              $  882.7   $1,863.1   $3,160.8     $765.6   $1,580.8         -               -    $ 8,253.0
      Weighted average
       receive rate                   5.79%      5.72%      5.59%      5.82%      5.58%        -               -         5.66%
      Weighted average pay
       rate                           6.72       6.32       5.92       6.25       6.01         -               -         6.15
     ------------------------------------------------------------------------------------------------------------------------
     Pay a floating
      rate/receive a fixed
      rate:
      Notional value              $  353.6   $  211.5   $  342.1     $149.8   $  150.0     $13.9        $1,738.0    $ 2,958.9
      Weighted average
       receive rate                   6.79%      6.62%      6.59%      6.39%      6.38%     6.57%           7.03%        6.85%
      Weighted average pay
       rate                           5.59       5.31       5.41       5.31       5.52      5.56            5.43         5.44
     ------------------------------------------------------------------------------------------------------------------------
     Pay a floating
      rate/receive a
      different floating
      rate:
       Notional value             $1,593.0   $  470.7      430.0    $  10.0          -         -               -    $ 2,503.7
       Weighted average
        receive rate                  5.36%      5.15%      5.18%      6.45%         -         -               -         5.30%
       Weighted average pay
        rate                          5.31       5.43       5.39       5.28          -         -               -         5.35
     ------------------------------------------------------------------------------------------------------------------------
     Total notional value         $2,829.3   $2,545.3   $3,932.9    $ 925.4   $1,730.8     $13.9        $1,738.0    $13,715.6
     ========================================================================================================================
     Total weighted
      average rates on
      swaps:
     Receive rate                     5.68%      5.69%      5.63%      5.92%      5.65%     6.57%           7.03%        5.85%
     ------------------------------------------------------------------------------------------------------------------------
     Pay rate                         5.79       6.08       5.82       6.09       5.96      5.56            5.43         5.85
     ------------------------------------------------------------------------------------------------------------------------

     The floating rates paid or received by us are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 1-, 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates also impact the interest rate on the underlying assets or liabilities. Hedging/synthetic alteration instruments are used by us to manage the volatility of net interest margin resulting from changes in interest rates on the underlying hedged/synthetically altered items. Owned net interest margin would have declined by 7, 9 and 14 basis points in 1998, 1997 and 1996, respectively, had these instruments not been utilized.

          Forwards and futures are agreements between two parties, committing one to sell and the other to buy a specific quantity of an instrument on some future date. The parties agree to buy or sell at a specified price in the future, and their profit or loss is determined by the difference between the arranged price and the level of the spot price when the contract is settled. We have both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. Foreign exchange contracts are utilized by us to reduce our exposure to foreign currency exchange risk. Interest rate forward and futures contracts are used to hedge resets of interest rates on our floating rate assets and liabilities. Our exposure to credit risk for futures is limited, as these contracts are traded on organized exchanges. Each day, changes in contract values are settled in cash. In contrast, forward contracts have credit risk relating to the performance of the counterparty. These instruments also are subject to market risk. Cash requirements for forward contracts include the receipt or payment of cash upon the sale or purchase of the instrument.

          Purchased options grant the purchaser the right, but not the obligation, to either purchase or sell a financial instrument at a specified price within a specified period. The seller of the option has written a contract which creates an obligation to either sell or purchase the financial instrument at the agreed-upon price if, and when, the purchaser exercises the option.

          Other risk management instruments consist of caps and floors. Caps and floors written expose us to market risk but not to credit risk. Market risk associated with caps and floors purchased is limited to the premium paid which is recorded on the balance sheets in other assets.

          Deferred gains of $56.9 and $41.8 million and deferred losses of $1.5 and $4.1 million from hedging/synthetic alteration instruments were recorded on the balance sheets at December 31, 1998 and 1997, respectively. The weighted average amortization period associated with the deferred gains was 5.0 and 5.1 years at December 31, 1998 and 1997, respectively. The weighted average amortization period for the deferred losses was .5 and 1.3 years at December 31, 1998 and 1997, respectively.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 62                      1998 Annual Report


Notes To Consolidated Financial Statements (continued)


          At December 31, 1998 and 1997, the accrued interest, unamortized premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $33.6 and $65.4 million, respectively.

     Concentrations of Credit Risk A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.
          Because we primarily lend to consumers, we do not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 1998 and 1997. We lend nationwide, with the following geographic areas comprising more than 10 percent of total managed domestic receivables at December 31, 1998: California--19 percent; Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)--21 percent; Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV)--15 percent; Northeast (CT, ME, MA, NH, NY, RI, VT)--12 percent; and Southeast (AL, FL, GA, KY, MS, NC, SC,
     TN)--15 percent.

10. Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trusts
     In March 1998 Household Capital Trust IV ("HCT IV"), a wholly-owned subsidiary of Household, issued 8 million 7.25 percent Trust Preferred Securities ("preferred securities") at $25 per preferred security. The sole asset of HCT IV is $206.2 million of 7.25 percent Junior Subordinated Deferrable Interest Notes issued by Household. The junior subordinated notes held by HCT IV mature on December 31, 2037 and are redeemable by Household in whole or in part beginning on March 19, 2003, at which time the HCT IV preferred securities are callable at par ($25 per preferred security) plus accrued and unpaid dividends. Net proceeds from the issuance of preferred securities were used for general corporate purposes.
          In June 1996 Household Capital Trust II ("HCT II"), a wholly-owned subsidiary of Household, issued 4 million 8.70 percent preferred securities at $25 per preferred security. The sole asset of HCT II is $103.1 million of 8.70 percent Junior Subordinated Deferrable Interest Notes issued by Household. The junior subordinated notes held by HCT II mature on June 30, 2036 and are redeemable by Household in whole or in part beginning on June 30, 2001, at which time the HCT II preferred securities are callable at par ($25 per preferred security) plus accrued and unpaid dividends.
          In June 1995 Household Capital Trust I ("HCT I"), a wholly-owned subsidiary of Household, issued 3 million 8.25 percent preferred securities at $25 per preferred security. The sole asset of HCT I is $77.3 million of
     8.25 percent Junior Subordinated Deferrable Interest Notes issued by Household. The junior subordinated notes held by HCT I mature on June 30, 2025 and are redeemable by Household in whole or in part beginning on June 30, 2000, at which time the HCT I preferred securities are callable at par ($25 per preferred security) plus accrued and unpaid dividends. HCT I may elect to extend the maturity of the preferred securities to June 30, 2044.
          The obligations of Household with respect to the junior subordinated notes, when considered together with certain undertakings of Household with respect to HCT I, HCT II and HCT IV, constitute full and unconditional guarantees by Household of HCT I's, HCT II's and HCT IV's obligations under the respective preferred securities. The preferred securities are classified in our balance sheets as company obligated mandatorily redeemable preferred securities of subsidiary trusts (representing the minority interest in the trusts) at their face and redemption amount of $375 million at December 31, 1998 and $175 million at December 31, 1997. The preferred securities have a liquidation value of $25 per preferred security. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at Household's option for up to five years from date of issuance. Household cannot pay dividends on its preferred and common stocks during such deferments. Dividends on the preferred securities have been classified as interest expense in the statements of income.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 63    1998 Annual Report

11. Preferred Stock



     All dollar amounts are stated in millions.
     At December 31                                                                         1998    1997
     ---------------------------------------------------------------------------------------------------
     $4.30 Cumulative Preferred Stock, 836,585 shares                                     $ 83.6  $ 83.7
     $4.50 Cumulative Preferred Stock, 103,976 shares                                       10.4    10.4
     5.00% Cumulative Preferred Stock, 407,718 shares                                       20.4    20.4
     8.25% Cumulative Preferred Stock, Series 1992-A, 2,000,000 depositary shares/1/        50.0    50.0
     7.35% Cumulative Preferred Stock, Series 1993-A, 4,000,000 depositary shares/1/          --   100.0
     ---------------------------------------------------------------------------------------------------
     Total preferred stock                                                                $164.4  $264.5
     ===================================================================================================

     /1/Depositary share represents 1/40 share of preferred stock.


     Dividends on the $4.30 preferred stock are cumulative and payable semiannually. We may, at our option, redeem in whole or in part the $4.30 preferred stock for $100 per share plus accrued and unpaid dividends. This stock has a liquidation value of $100 per share plus accrued and unpaid dividends in the event of an involuntary liquidation or $100 in the event of a voluntary liquidation.

          Dividends on the $4.50 preferred stock are cumulative and payable semiannually. We may, at our option, redeem in whole or in part the $4.50 preferred stock for $103 per share plus accrued and unpaid dividends. This stock has a liquidation value of $100 per share.

          Dividends on the 5.00 percent preferred stock are cumulative and payable semiannually. We may, at our option, redeem in whole or in part the
     5.00 percent preferred stock for $50 per share plus accrued and unpaid dividends. This stock has a liquidation value of $50 per share.

          Dividends on the 8.25 percent preferred stock, Series 1992-A, are cumulative and payable quarterly. We may, at our option, redeem in whole or in part the 8.25 percent preferred stock, Series 1992-A, on any date after October 15, 2002 for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.

          Holders of all issues of preferred stock are entitled to payment before any capital distribution is made to common shareholders. Except when dividends payable to holders of the $4.30, $4.50 and 5.00 percent Cumulative Preferred Stock are in arrears as described below, such holders are entitled to one vote for each share held. Other than as described below, holders of the 8.25 percent Cumulative Preferred Stock have no voting rights. However, holders of each issue of preferred shares will be entitled to vote as a separate class to elect two directors if the equivalent of three or more semiannual dividends shall be in arrears, until the dividends in arrears are paid in full.

          In October 1998, we redeemed, at par, all outstanding shares of our
     7.35 percent Cumulative Preferred Stock, Series 1993-A, for $25 per depositary share, plus accrued and unpaid dividends.

          Household's Board of Directors has adopted a resolution creating an Offering Committee of the Board with the power to authorize the issuance and sale of one or more series of preferred stock. The Offering Committee has the authority to determine the particular designations, powers, preferences and relative, participating, optional or other special rights (other than voting rights which shall be fixed by the Board of Directors) and qualifications, limitations or restrictions of such issuance. At December 31, 1998, up to 2.6 million shares of preferred stock were authorized for issuance.

12. Junior Preferred Share Purchase Rights

     In 1996, Household issued one preferred share purchase right (a "Right") for each outstanding share of common stock of the company. Under certain conditions, each Right may be exercised to purchase one three-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $100 per one three-thousandth of a share, subject to further adjustment. The Rights may be exercised only after the earlier of:
     (a) a public announcement that a party or an associated group acquired 15 percent or more of Household's common stock and (b) ten business days (or later date as determined by the Board of Directors of Household) after a party or an associated group initiates or announces its intention to make an offer to acquire 15 percent or more of Household's common stock. The Rights, which cannot vote or receive dividends, expire on July 31, 2006 and may be redeemed by Household at a price of $.0033 per Right at any time prior to expiration or acquisition of 15 percent of Household's common stock.

13. Fair Value of Financial Instruments

     We have estimated the fair value of our financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("FAS No. 107"). Fair

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 64    1998 Annual Report


Notes to Consolidated Financial Statements (continued)


     value estimates, methods and assumptions set forth below for our financial instruments are made solely to comply with the requirements of FAS No. 107 and should be read in conjunction with the financial statements and notes in this Annual Report.
          For a significant portion of our financial instruments, fair values for items lacking a quoted market price were estimated by discounting estimated future cash flows at estimated current market discount rates. Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectibility of assets and related interest and with estimates of product lives and repricing characteristics used in our asset/liability management process. All assumptions are based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental, and changes in these assumptions could significantly affect fair value calculations.
          As required under generally accepted accounting principles, a number of other assets recorded on the balance sheets (such as acquired credit card relationships) and other intangible assets not recorded on the balance sheets (such as the value of consumer lending relationships for originated receivables and the franchise values of our business units) are not considered financial instruments and, accordingly, are not valued for purposes of this disclosure. We believe there is substantial value associated with these assets based on current market conditions and historical experience. Accordingly, the estimated fair value of financial instruments, as disclosed, does not fully represent the entire value, nor the changes in the entire value, of the company.
          The following is a summary of the carrying value and estimated fair value of our financial instruments:

                                                                            1998                                     1997
                                            ------------------------------------    -------------------------------------
     In millions.                             Carrying    Estimated                   Carrying     Estimated
     At December 31                              Value   Fair Value   Difference         Value    Fair Value   Difference
     --------------------------------------------------------------------------------------------------------------------
     Cash                                   $    457.4   $    457.4           --    $    534.3    $    534.3           --
     Investment securities                     3,202.1      3,202.1           --       2,898.6       2,898.6           --
     Receivables                              43,948.1     44,415.2    $   467.1      38,337.6      38,576.0      $ 238.4
     --------------------------------------------------------------------------------------------------------------------
     Subtotal                                 47,607.6     48,074.7        467.1      41,770.5      42,008.9        238.4
     --------------------------------------------------------------------------------------------------------------------
     Deposits                                 (2,105.0)    (2,113.0)        (8.0)     (2,344.2)     (2,351.0)        (6.8)
     Commercial paper, bank and
       other borrowings                       (9,917.9)    (9,917.9)          --     (10,666.1)    (10,666.1)          --
     Senior and senior subordinated debt     (30,438.6)   (31,139.9)      (701.3)    (23,736.2)    (24,124.9)      (388.7)
     Insurance reserves                       (1,371.7)    (1,726.2)      (354.5)     (1,382.6)     (1,611.1)      (228.5)
     --------------------------------------------------------------------------------------------------------------------
     Subtotal                                (43,833.2)   (44,897.0)    (1,063.8)    (38,129.1)    (38,753.1)      (624.0)
     --------------------------------------------------------------------------------------------------------------------
     Interest rate and foreign
       exchange contracts                         15.9        226.9        211.0          40.7          37.5         (3.2)
     Commitments to extend credit
       and guarantees                               --         55.3         55.3            --          50.1         50.1
     --------------------------------------------------------------------------------------------------------------------
     Subtotal                                     15.9        282.2        266.3          40.7          87.6         46.9
     --------------------------------------------------------------------------------------------------------------------
     Total                                  $  3,790.3   $  3,459.9    $  (330.4)   $  3,682.1    $  3,343.4      $(338.7)
     ====================================================================================================================

     The following methods and assumptions were used to estimate the fair value of our financial instruments:
          Cash: The carrying value approximates fair value for this instrument due to its liquid nature.
          Investment securities: Investment securities are classified as available-for-sale and are carried at fair value on the balance sheets.
          Receivables: The fair value of adjustable rate consumer receivables was determined to approximate existing carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates approximating those offered by us on such products at the respective valuation dates. This approach to estimating fair value for fixed rate receivables results in a disclosed fair value that is less than amounts we believe could be currently realizable on a sale of these receivables. These receivables are relatively insensitive to changes in overall market interest rates and, therefore, have additional value compared to alternative uses of funds. The fair value of commercial receivables was determined by discounting estimated future cash flows at estimated market interest rates.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 65    1998 Annual Report

          The fair value of consumer receivables also included an estimate, on a present value basis, of cash flows associated with securitizations of certain home equity, auto finance, MasterCard and Visa, private label and other unsecured receivables.

          Deposits: The fair value of our savings and demand accounts equaled the carrying amount as stipulated in FAS No. 107. The fair value of fixed rate time certificates was estimated by discounting future expected cash flows at interest rates offered by us on such products at the respective valuation dates.

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

          Insurance reserves: The fair value of insurance reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates at December 31, 1998 and 1997. The fair value of other insurance reserves is not required to be determined in accordance with FAS No. 107.

          Interest rate and foreign exchange contracts: Where practical, quoted market prices were used to determine fair value of these instruments. For non-exchange traded contracts, fair value was determined through the use of accepted and established valuation methods (including input from independent third parties) which consider the terms of the contracts and market expectations on the valuation date for forward interest rates (for interest rate contracts) or forward foreign currency exchange rates (for foreign exchange contracts). See Note 9, "Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk," for a discussion of the nature of these items.

          Commitments to extend credit and guarantees: These commitments were valued by considering our relationship with the counterparty, the creditworthiness of the counterparty and the difference between committed and current interest rates.

14.  Leases

     We lease certain offices, buildings and equipment for periods of up to 25 years with various renewal options. The office space leases generally require us to pay certain operating expenses. Net rental expense under operating leases was $118.8, $135.5 and $122.5 million for 1998, 1997 and 1996, respectively.

          In connection with our merger with Beneficial, we have a lease obligation on a facility located in Peapack, New Jersey expiring in 2010. As of December 1, 1998, this facility was subleased through the end of the lease period with the sublessor assuming our future rental obligations.

          Future net minimum lease commitments under noncancelable operating lease arrangements were:

                                                      Minimum    Minimum
In millions.                                           Rental   Sublease
At December 31, 1998                                 Payments     Income    Net
--------------------------------------------------------------------------------
1999                                                  $124.9    $ 29.3    $ 95.6
2000                                                   110.7      28.6      82.1
2001                                                    93.4      28.3      65.1
2002                                                    79.5      28.3      51.2
2003                                                    70.3      27.9      42.4
Thereafter                                             330.5     147.3     183.2
--------------------------------------------------------------------------------
Net minimum lease commitments                         $809.3    $289.7    $519.6
================================================================================

15.  Incentive Compensation and Stock Option Plans

     Household's executive compensation plans provide for issuance of nonqualified stock options and restricted stock rights ("RSRs"). Stock options permit the holder to purchase, under certain limitations, Household's common stock at a price not less than 100 percent of the market value of the stock on the date the option is granted. Employee stock options generally vest equally over four years and expire 10 years from the date of grant.

          Beginning in 1997, non-employee directors annually receive an option to purchase 7,500 shares of Household's common stock at the stock's fair market value the day the option is granted. The first option grant was made in November 1997. Prior to this, directors received an annual grant of 7,500 options each May ending with the May 1997 grant. Director options have a term of ten years and one day, fully vest six months from the date granted, and once vested are exercisable at any time during the option term.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 66    1998 Annual Report


Notes to Consolidated Financial Statements (continued)


     Common stock data for the stock option plans is summarized as follows:

                                                          1998                               1997                               1996
                                    --------------------------        ---------------------------        ---------------------------
                                                     Price per                          Price per                          Price per
                                     Shares              Share            Shares            Share            Shares            Share
     -------------------------------------------------------------------------------------------------------------------------------
     Outstanding at
      beginning of year             30,166,477           $19.90        23,779,041           $14.81        23,480,063          $12.13
     Granted/1/                      2,380,000            38.01        11,362,485            29.03         4,736,971           24.04
     Exercised                      (9,811,659)           20.89        (3,081,428)           11.35        (3,926,067)          10.11
     Expired or canceled            (1,134,249)           25.67        (1,893,621)           23.49          (511,926)          13.43
     -------------------------------------------------------------------------------------------------------------------------------
     Outstanding at the
      end of year                   21,600,569           $21.14        30,166,477           $19.90        23,779,041          $14.81
     ===============================================================================================================================
     Exercisable at end of
      year                          16,806,843           $17.39        17,870,085           $17.24        11,254,478          $11.09
     ===============================================================================================================================
     Weighted average fair
      value of options granted                           $13.43                             $10.82                            $10.55
     ===============================================================================================================================

     /1/Beneficial's stock option grants for 1997 and 1996 were 9,297,318 and 3,196,471 shares, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1998:

                                                                      Options Outstanding                        Options Exercisable
                                ---------------------------------------------------------     --------------------------------------
                                        Number                                                          Number
     Range of                      Outstanding at    Weighted Average    Weighted Average        Outstanding at     Weighted Average
     Exercise Prices            December 31, 1998      Remaining Life      Exercise Price     December 31, 1998       Exercise Price
     -------------------------------------------------------------------------------------------------------------------------------
     $5.02-$17.17                      10,361,045           4.5 years              $12.09             9,979,070               $12.02
     $19.88-$51.38                     11,239,524           7.4 years              $29.49             6,827,773               $25.23
     -------------------------------------------------------------------------------------------------------------------------------

          RSRs entitle an employee to receive a stated number of shares of Household's common stock if the employee satisfies the conditions set by the Compensation Committee for the award.

          Household maintains an Employee Stock Purchase Plan (the "ESPP"). The ESPP provides a means for employees to purchase shares of Household's common stock at 85% of the lesser of its market price at the beginning or end of a one year subscription period.

          Beneficial previously maintained an Employee Stock Purchase Plan ("BESPP") whereby participants could elect to purchase stock subject to certain limitations. Employee stock purchases were eligible to be matched by Beneficial up to certain amounts and vest over a three year period. This plan was closed for contributions effective with the merger of Household and Beneficial.

          We account for options and shares issued under the ESPP in accordance with APB 25, pursuant to which no compensation cost has been recognized. Under the BESPP, compensation cost on matching contributions was recognized. Had compensation cost been determined consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", our net income and earnings per share, on a pro forma basis, would have been as follows:

                                                               1998              1997              1996
     In millions, except per share data.           ----------------  ----------------  ----------------
     Year ended December 31                        Diluted    Basic  Diluted    Basic  Diluted    Basic
     --------------------------------------------------------------------------------------------------
     Earnings available to common shareholders:
      As Reported                                   $509.1   $509.1   $923.3   $923.3   $797.7   $797.7
      Pro Forma                                      452.6    452.6    902.9    902.9    789.6    789.6
     Earnings per share:
      As Reported                                   $ 1.03   $ 1.04   $ 1.93   $ 1.97   $ 1.73   $ 1.76
      Pro Forma                                        .92      .93     1.88     1.92     1.71     1.74
     --------------------------------------------------------------------------------------------------

     The compensation expense recognized in pro forma net income for 1998, 1997 and 1996 may not be representative of the effects on pro forma net income for future years.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 67    1998 Annual Report

     The fair value of each option granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996 grants:

                                                       1998      1997      1996
-------------------------------------------------------------------------------
     Risk-free interest rate                           4.66%     5.86%     6.03%
     Expected dividend yield                           1.62      1.45      1.55
     Expected life                                  5 years   5 years   5 years
     Expected volatility                               37.7%     23.9%     28.2%
-------------------------------------------------------------------------------

     The Black-Scholes model uses different assumptions that can significantly effect the fair value of the options. As a result, the derived fair value estimates cannot be substantiated by comparison to independent markets.

16.  Employee Benefit Plans

     The company sponsors several defined benefit pension plans covering substantially all of its U.S. and non-U.S. employees. At December 31, 1998, plan assets included an investment in 3,776,421 shares of Household's common stock with a fair value of $149.6 million. Approximately $2.3 million in dividends were paid on shares held as plan assets in 1998.

          Pension income for defined benefit plans, primarily due to the overfunded status of the domestic plan, included the following components:

     In millions.
     Year ended December 31                             1998     1997     1996
     ---------------------------------------------------------------------------
     Service cost-benefits earned during the period    $(23.0)  $(19.0)  $(20.5)
     Interest cost on projected benefit obligation      (39.8)   (38.0)   (38.5)
     Expected return on assets                           75.4     72.6     68.6
     Amortization of transition asset                    12.1     13.2     13.2
     Recognized gains and losses                         (1.7)    (4.9)    (3.5)
     ---------------------------------------------------------------------------
     Pension income                                    $ 23.0   $ 23.9   $ 19.3
     ===========================================================================

     In September 1998, the Beneficial defined benefit plan was merged into the Household plan. Prior to 1998, each plan was separately valued based on the individual plan's underlying terms and asset mix. The range of assumptions used in determining the benefit obligation and pension income of the domestic defined benefit plans at December 31 are as follows:


                                                            1998                  1997                 1996
     ------------------------------------------------------------------------------------------------------
     Discount rate                                           7.0%          7.0% -  7.5%                 7.5%
     Salary increase assumption                              4.0%          4.0% -  4.5%         4.0% -  4.5%
     Expected long-term rate of return on plan assets       10.0%          9.0% - 10.0%         9.0% - 10.0%
     ------------------------------------------------------------------------------------------------------

     A reconciliation of beginning and ending balances of the projected benefit obligation of the defined benefit pension plans is as follows:

     In millions.
     Year ended December 31                                      1998     1997
     ---------------------------------------------------------------------------
     Benefit obligation at beginning of year                    $546.7   $524.4
     Service cost                                                 23.0     19.0
     Interest cost                                                39.8     38.0
     Actuarial gains/losses                                       15.7     18.8
     Foreign currency exchange rate changes                       (2.6)    (2.0)
     Plan amendments                                               3.2       --
     Benefits paid                                               (58.6)   (51.5)
     ---------------------------------------------------------------------------
     Benefit obligation at end of year                          $567.2   $546.7
     ===========================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 68    1998 Annual Report


Notes to Consolidated Financial Statements (continued)


     A reconciliation of beginning and ending balances of the fair value of plan assets associated with the defined benefit pension plans is as follows:

     In millions.
     Year ended December 31                                  1998       1997
     -----------------------------------------------------------------------
     Fair value of plan assets at beginning of year        $824.1     $769.7
     Actual return on plan assets                            41.8       98.5
     Foreign currency exchange rate changes                  (2.9)      (2.2)
     Employer contributions                                   7.9        9.6
     Transfer of plan assets                                  9.5         --
     Benefits paid                                          (58.6)     (51.5)
     -----------------------------------------------------------------------
     Fair value of plan assets at end of year              $821.8     $824.1
     =======================================================================

     The funded status of defined benefit pension plans was as follows:

     In millions.
     Year ended December 31                     1998        1997
     -----------------------------------------------------------
     Funded status                            $254.6      $277.4
     Unrecognized net actuarial loss            89.0        49.5
     Unamortized prior service cost             (5.9)        1.3
     Unamortized assets                          (.2)      (11.8)
     -----------------------------------------------------------
     Prepaid pension cost                     $337.5      $316.4
     ===========================================================

     We also sponsor various 401(k) savings plans and profit sharing plans for employees meeting certain eligibility requirements. Under the Household plan, each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. The Beneficial 401(k) savings plan provided for annual employer contributions up to 2.5% of each eligible employee's annual compensation. Upon completion of the merger, participants of the Beneficial plan could elect to participate in Household's plan. In December 1998, the Beneficial 401(k) plan was merged into the existing Household plan. For 1998, 1997 and 1996, total expense for these plans was $32.2, $23.9 and $22.1 million, respectively.
       We have several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. These plans are funded on a pay-as-you-go basis and cover substantially all employees who meet certain age and vested service requirements. We have instituted dollar limits on our payments under the plans to control the cost of future medical benefits.
       The net postretirement benefit cost included the following:

     In millions.
     Year ended December 31                                  1998        1997        1996
     ------------------------------------------------------------------------------------
     Service cost-benefits earned during the period        $ (4.6)     $ (4.8)     $ (4.8)
     Interest cost on accumulated postretirement
       benefit obligation                                   (12.7)      (12.1)      (11.5)
     Amortization of transition obligation                   (6.3)       (6.3)       (6.3)
     Amortization of prior service cost                       1.2          .8          .8
     Recognized actuarial gain                                1.7         2.7         2.5
     ------------------------------------------------------------------------------------
     Net periodic postretirement benefit cost              $(20.7)     $(19.7)     $(19.3)
     ====================================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 69    1998 Annual Report


     A reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation is as follows:

     In millions.
     Year ended December 31                             1998        1997
     -------------------------------------------------------------------
     Benefit obligation at beginning of year          $183.9      $166.0
     Service cost                                        4.6         4.8
     Interest cost                                      12.7        12.1
     Actuarial losses                                    4.5         9.3
     Plan amendments                                   (17.6)         --
     Benefits paid                                      (7.4)       (8.3)
     -------------------------------------------------------------------
     Benefit obligation at end of year                $180.7      $183.9
     ===================================================================

     A reconciliation of the funded status for postretirement benefit plans is as follows:

     In millions.
     At December 31                                     1998        1997
     -------------------------------------------------------------------
     Funded status                                    $180.7      $183.9
     Unamortized prior service cost                     24.5         8.2
     Unrecognized net actuarial gain                    24.4        28.5
     Unamortized transition obligation                 (88.0)      (94.3)
     -------------------------------------------------------------------
     Accrued postretirement benefit obligation        $141.6      $126.3
     ===================================================================

     The range of assumptions used in determining the benefit obligation and cost of such plans at December 31 are as follows:

                                        1998             1997             1996
     -------------------------------------------------------------------------
     Discount rate                       7.0%     7.0% - 7.5%            7.5%
     Salary increase assumption          4.0%     4.0% - 4.5%     4.0% - 4.5%
     =========================================================================

     A 9.4 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 1999. This rate of increase is assumed to decline gradually to 4.2 percent in 2005. Upon completion of the merger, participants of the Beneficial plans became eligible to participate in Household's plans.
       Assumed health care cost trend rates have an effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects (in millions):

                                                                    One Percent       One Percent
                                                                       Increase          Decrease
     --------------------------------------------------------------------------------------------
     Effect on total of service and interest cost components              $ (.7)            $  .7
     Effect on postretirement benefit obligation                            7.7              (7.7)
     ============================================================================================

17. Income Taxes
     Total income taxes were allocated as follows:

     In millions.
     Year ended December 31                                    1998        1997        1996
     --------------------------------------------------------------------------------------
     Provision for income taxes related to operations        $428.6      $462.2      $461.2
     Income taxes related to adjustments
       included in common shareholders' equity:
       Unrealized gain (loss) on investments, net               7.3        10.0       (63.5)
       Foreign currency translation adjustments                  .3        19.7       (23.8)
       Exercise of stock options                              (77.4)      (21.1)      (14.3)
     --------------------------------------------------------------------------------------
     Total                                                   $358.8      $470.8      $359.6
     ======================================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 70    1998 Annual Report


Notes to Consolidated Financial Statements (continued)


     Provisions for income taxes related to operations were:

     In millions.
     Year ended December 31         1998       1997        1996
     ----------------------------------------------------------
     Current
     United States                $122.5     $326.3     $ 522.4
     Foreign                        53.1       60.0        54.9
     ----------------------------------------------------------
     Total current                 175.6      386.3       577.3
     ----------------------------------------------------------
     Deferred
     United States                 239.2       66.8      (114.4)
     Foreign                        13.8        9.1        (1.7)
     ----------------------------------------------------------
     Total deferred                253.0       75.9      (116.1)
     ----------------------------------------------------------
     Total income taxes           $428.6     $462.2     $ 461.2
     ==========================================================

     The significant components of deferred income tax provisions attributable to income from operations were:

     In millions.
     Year ended December 31                         1998      1997        1996
     -------------------------------------------------------------------------
     Deferred income tax provision                $246.7     $67.9     $ (90.3)
     Adjustment of valuation allowance              (3.3)     (4.7)      (19.5)
     Change in operating loss carryforwards          9.6      12.7        (6.3)
     -------------------------------------------------------------------------
     Deferred income tax provision                $253.0     $75.9     $(116.1)
     -------------------------------------------------------------------------

     Income before income taxes from foreign operations was $216.9, $143.2 and $166.3 million in 1998, 1997 and 1996, respectively.
       Effective tax rates are analyzed as follows:

     Year ended December 31                              1998     1997     1996
     --------------------------------------------------------------------------
     Statutory federal income tax rate                   35.0%    35.0%    35.0%
     Increase (decrease) in rate resulting from:
       Nondeductible acquisition costs                   12.2       --       --
       State and local taxes, net of federal benefit      3.2      2.3      2.0
       Capital losses-Germany                              --     (2.0)      --
       Leveraged lease tax benefits                      (4.0)    (1.9)    (1.1)
       Other                                             (1.4)     (.4)      .1
     --------------------------------------------------------------------------
     Effective tax rate                                  45.0%    33.0%    36.0%
     ==========================================================================

     Provision for U.S. income taxes had not been made at December 31, 1998 and 1997 on $217.8 and $160.7 million, respectively, of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. In addition, provision for U.S. income taxes had not been made at December 31, 1998 and 1997 on $80.1 million of undistributed earnings of life insurance subsidiaries accumulated as policyholders' surplus under tax laws in effect prior to 1984. If this amount was distributed, the additional income tax payable would be approximately $28.0 million. Our U.S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million. The amount of deferred tax liability on the aforementioned credit loss reserves not recognized totaled $20.3 million at December 31, 1998. Because this amount would become taxable only in the event of certain circumstances which we do not expect to occur within the foreseeable future, no deferred tax liability has been established for this item. At December 31, 1998, we had net operating loss carryforwards for tax purposes of $25.4 million, of which $.3 million expire in 2001; $5.6 million expire in 2002; $6.1 million expire in 2003; $12.0 million expire in 2004; and $1.4 million expire in 2005.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 71    1998 Annual Report


    Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

     In millions.
     At December 31                                                                                    1998        1997
     -------------------------------------------------------------------------------------------------------------------
     Deferred Tax Liabilities
     Receivables sold                                                                              $  632.0    $  456.6
     Leveraged lease transactions, net                                                                301.0       312.7
     Pension plan assets                                                                              135.6       123.1
     Other                                                                                            322.5       269.5
     -------------------------------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                                                $1,391.1    $1,161.9
     -------------------------------------------------------------------------------------------------------------------
     Deferred Tax Assets
     Credit loss reserves                                                                          $  908.0    $  864.0
     Other                                                                                            315.0       368.5
     -------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets                                                                      1,223.0     1,232.5
     Valuation allowance                                                                                  -        (3.3)
     -------------------------------------------------------------------------------------------------------------------
     Total deferred tax assets net of valuation allowance                                           1,223.0     1,229.2
     -------------------------------------------------------------------------------------------------------------------
     Net deferred tax (asset) liability at end of year                                             $  168.1    $  (67.3)
     ===================================================================================================================

18.  Earnings Per Common Share

                                                                         1998               1997                   1996
     In millions, except per share data.                     ----------------   ----------------    -------------------
     Year ended December 31                                  Diluted    Basic   Diluted    Basic    Diluted       Basic
     -------------------------------------------------------------------------------------------------------------------
     Earnings
     Net income                                               $524.1   $524.1    $940.3   $940.3     $819.6      $819.6
     Preferred dividends                                       (15.0)   (15.0)    (17.0)   (17.0)     (21.9)      (21.9)
     -------------------------------------------------------------------------------------------------------------------
     Earnings available to common shareholders                $509.1   $509.1    $923.3   $923.3     $797.7      $797.7
     ===================================================================================================================
     Average Shares
     Common                                                    487.2    487.2     470.2    470.2      454.6       454.6
     Common equivalents                                          9.2        -       8.9        -        7.7           -
     -------------------------------------------------------------------------------------------------------------------
     Total                                                     496.4    487.2     479.1    470.2      462.3       454.6
     ===================================================================================================================
     Earnings per common share                                $ 1.03   $ 1.04    $ 1.93   $ 1.97     $ 1.73      $ 1.76
     ===================================================================================================================

19. Commitments And Contingent Liabilities
     In the ordinary course of business there are various legal proceedings pending against the company. Management believes the aggregate liabilities, if any, resulting from such actions would not have a material adverse effect on our consolidated financial position. However, as the ultimate resolution of these proceedings is influenced by factors that are outside of our control, it is reasonably possible our estimated liability under these proceedings may change. See Note 14 for discussion of lease commitments.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 72    1998 Annual Report


Notes to Consolidated Financial Statements (continued)


20.Segment Reporting

     We adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS No. 131") in 1998. FAS No. 131 established standards for reporting information about operating segments, products and services and geographic areas in annual and interim financial statements. Our reportable operating segments are managed separately and are characterized by different middle-market consumer lending products, origination processes, and locations.
       We have three reportable segments: Consumer, which includes our branch-based consumer finance, private label and auto finance businesses; Credit Card, which includes our domestic MasterCard and Visa business; and International, which includes our United Kingdom and Canadian operations. The Consumer segment provides real estate secured, automobile secured and unsecured loans. Loans are offered with both revolving and closed-end terms and with fixed or variable interest rates. Loans are originated through branch locations, direct mail, telemarketing or independent merchants or automobile dealers. The Credit Card segment offers MasterCard and Visa credit cards throughout the United States primarily via strategic affinity and co-branding relationships. The International segment offers secured and unsecured lines of credit, and secured and unsecured closed-end loans primarily in the United Kingdom and Canada. In addition, the United Kingdom operation offers MasterCard and Visa credit cards. Credit insurance is also offered in the United Kingdom in connection with these products. The All Other caption includes our insurance, refund anticipation loan and commercial businesses, as well as our corporate and treasury activities, each of which falls below the quantitative threshold tests under FAS No. 131 for determining reportable segments. Our merger and integration related costs of $751 million after-tax, related to the Beneficial merger, were recorded in corporate.
       The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intrasegment transactions have not been eliminated in accordance with FAS No. 131. We evaluate performance and allocate resources based on income from operations after income taxes and returns on equity and managed assets. We generally account for transactions between segments as if they were with third parties.

     -------------------------------------------------------------------------------------------------------------------------------
     Reportable Segments

     Owned Basis
     In millions.                                       Total                                           Adjustments/
     For the year ended December 31,       Total     Domestic                                            Reconciling    Consolidated
      1998                              Consumer  Credit Card  International  All Other        Totals          Items          Totals
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest margin and
      other revenues/7/                $ 3,485.7    $ 1,454.8       $  746.5  $   561.2     $ 6,248.2     $   (106.4)/1/   $ 6,141.8
     Intersegment revenues                  91.4         10.6            3.8         .6         106.4         (106.4)/1/          --
     Provision for credit losses           860.3        406.0          167.2       11.7       1,445.2            71.6/2/     1,516.8
     Depreciation and amortization          72.6        136.4           17.9       81.2         308.1              --          308.1
     Income taxes (benefit)                519.6         96.6           57.8     (179.8)        494.2           (65.6)/3/      428.6
     Segment net income (loss)             833.5        140.8          153.7     (491.5)/4/     636.5          (112.4)         524.1
     Total segment assets               34,029.1      7,228.7        7,399.0    9,442.6      58,099.4        (5,206.7)/5/   52,892.7
     Total segment assets-managed       43,330.8     16,387.6        8,640.3    9,442.6      77,801.3        (5,206.7)/5/   72,594.6
     Expenditures for long-lived
      assets/8/                             21.3          2.8           31.4       79.6         135.1              --          135.1
     -------------------------------------------------------------------------------------------------------------------------------
     Owned Basis
     In millions.                                       Total                                            Adjustments/
     For the year ended December 31,       Total     Domestic                                             Reconciling   Consolidated
      1997                              Consumer  Credit Card  International  All Other         Totals          Items         Totals
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest margin and
      other revenues/7/                $ 3,088.6    $ 1,523.7       $  812.6  $   448.4      $ 5,873.3      $   (93.0)/1/  $ 5,780.3
     Intersegment revenues                  76.1         11.4            3.7        1.8           93.0          (93.0)/1/         --
     Provision for credit losses           901.6        368.3          169.3       24.5        1,463.7           29.3/2/     1,493.0
     Depreciation and amortization          53.6        150.5           20.2       79.2          303.5             --          303.5
     Income taxes (benefit)                350.2        145.2           66.9      (54.9)         507.4          (45.2)/3/      462.2
     Segment net income (loss)             591.4        218.3          134.6/6/    73.2        1,017.5          (77.2)         940.3
     Total segment assets               26,610.6      7,316.5        7,617.6   10,020.8       51,565.5       (4,748.5)/5/   46,817.0
     Total segment assets-managed       37,877.8     19,392.2        8,753.2   10,020.8       76,044.0       (4,748.5)/5/   71,295.5
     Expenditures for long-lived
      assets/8/                            976.8          7.0           28.2       74.1        1,086.1             --        1,086.1
     -------------------------------------------------------------------------------------------------------------------------------

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 73    1998 Annual Report


     ------------------------------------------------------------------------------------------------------------------------------
     Reportable Segments (continued)


     Owned Basis
     In millions.                                       Total                                           Adjustments/
     For the year ended December 31,      Total      Domestic                                            Reconciling    Consolidated
      1996                              Consumer  Credit Card  International   All Other        Totals         Items          Totals
     -------------------------------------------------------------------------------------------------------------------------------
     Net interest margin and
      other revenues/7/                $ 2,631.0    $ 1,329.4       $  705.5   $   554.3     $ 5,220.2     $   (80.5)/1/   $ 5,139.7
     Intersegment revenues                  63.4         11.2            3.4         2.5          80.5         (80.5)/1/          --
     Provision for credit losses           653.5        272.0          153.3        65.4       1,144.2            --         1,144.2
     Depreciation and amortization          49.8        151.0           19.4        69.9         290.1            --           290.1
     Income taxes (benefit)                310.7        124.0           51.6         4.6         490.9         (29.7)/3/       461.2
     Segment net income (loss)             540.2        185.6          100.6        44.0         870.4         (50.8)          819.6
     Total segment assets               22,260.3      9,597.1        6,620.7    10,296.1      48,774.2      (3,442.2)/5/    45,332.0
     Total segment assets-managed       32,051.0     19,746.8        7,531.5    10,296.1      69,625.4      (3,442.2)/5/    66,183.2
     Expenditures for long-lived
      assets/8/                             45.7         20.5           29.1        64.4         159.7            --           159.7
     -------------------------------------------------------------------------------------------------------------------------------

     /1/Eliminates intersegment revenues.
     /2/Eliminates bad debt recovery sales between operating segments.
     /3/Tax benefit associated with items comprising adjustments/reconciling items.
     /4/Includes merger and integration related costs of $751.0 million after-tax related to the Beneficial merger and the gain on the sale of Beneficial Canada of $118.5 million after-tax.
     /5/Eliminates investments in subsidiaries and intercompany borrowings. /6/Includes the nonrecurring charge of $27.8 million after-tax for the disposition of Beneficial Germany.
     /7/Net interest margin and other revenues, including intersegment revenues, net of policyholder benefits.
     /8/Includes goodwill associated with purchase business combinations and capital expenditures.

     Geographic Data
     The following is a summary of assets, revenues and income before income taxes of the company by material country:

                                                Identifiable Assets              Long-Lived Assets/1/
                                -----------------------------------    ------------------------------
     In millions.                    1998         1997         1996        1998        1997      1996
     ------------------------------------------------------------------------------------------------
     United States              $45,387.5    $39,133.1    $38,630.7    $1,315.9    $1,388.1    $482.8
     United Kingdom               6,284.8      5,071.3      4,086.5        71.5        66.8      65.6
     Canada                       1,040.0      2,142.6      2,163.5         2.3         3.5       3.8
     Other                          180.4        470.0        451.3          .6         6.1       5.8
     ------------------------------------------------------------------------------------------------
     Total                      $52,892.7    $46,817.0    $45,332.0    $1,390.3    $1,464.5    $558.0
     ================================================================================================

     /1/Represents properties and equipment, net of accumulated depreciation, and goodwill, net of accumulated amortization.

                                                           Revenues        Income Before Income Taxes
                                 ----------------------------------      ----------------------------
     In millions.                    1998         1997         1996        1998        1997      1996
     ------------------------------------------------------------------------------------------------
     United States               $7,712.4     $7,229.2     $6,753.4      $735.8    $1,219.2  $1,138.5
     United Kingdom                 931.7        760.6        630.4       168.7       146.2     108.8
     Canada                         211.8        339.8        328.1        28.7        39.2      39.0
     Other                           41.1         65.0         73.1        19.5        (2.1)     (5.5)
     ------------------------------------------------------------------------------------------------
     Total                       $8,897.0     $8,394.6     $7,785.0      $952.7    $1,402.5  $1,280.8
     ================================================================================================

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                           Pg. 75   1998 Annual Report

Report of Independent Public Accountants


     To the Shareholders of Household International, Inc.

     We have audited the accompanying consolidated balance sheets of Household International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Household International Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Household International, Inc. and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


     /s/ Arthur Andersen LLP
     Chicago, Illinois
     January 20, 1999

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 76    1998 Annual Report

Common and Preferred Stock Information

     Household International common stock is listed on the New York and Chicago stock exchanges. We also have unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American Stock Exchange.


                                                        Dividends Declared
                                                --------------------------
Stock                            Ticker Symbol      1998              1997      Features                   Redemption Features
------------------------------------------------------------------------------------------------------------------------------------
Common                           HI                $ .60          $   .54      Quarterly dividend          N/A
                                                                                rate increased to $.15
                                                                                effective 4/15/98
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative Preferred/1/       HI + PRM          $1.25               N/A      Nonconvertible              Redeemable at our option
------------------------------------------------------------------------------------------------------------------------------------
$4.50 Cumulative Preferred/1/    HI + PRN          $2.25               N/A      Nonconvertible              Redeemable at our option
------------------------------------------------------------------------------------------------------------------------------------
$4.30 Cumulative Preferred/1/    HI + PRO          $1.15               N/A      Nonconvertible              Redeemable at our option
------------------------------------------------------------------------------------------------------------------------------------
8 1/4% Cumulative Preferred,
 Series 1992-A                   HI + PRZ          $2.0625         $2.0625      Nonconvertible              Cannot be redeemed
 Depositary Shares representing                                                                             prior to 10/15/2002.
 1/40 share of 8 1/4% Cumulative                                                                            Redeemable at our
 Preferred Stock, Series 1992-A                                                                             option after 10/15/2002
                                                                                                            in whole or in part at
                                                                                                            $25.00 per depositary
                                                                                                            share plus accrued and
                                                                                                            unpaid dividends.
------------------------------------------------------------------------------------------------------------------------------------


                                Net Shares Outstanding     Shareholders of Record         1998 Market Price        1997 Market Price
                             -------------------------     ----------------------       -------------------      -------------------
Stock                               1998          1997           1998        1997            High       Low         High         Low
------------------------------------------------------------------------------------------------------------------------------------
Common                       483,137,739   485,351,517         20,584      10,239       $53 11/16       $23      $43 1/3   $26 13/64
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative Preferred/1/       407,718            --          1,329          --              49    44 3/4           --          --
------------------------------------------------------------------------------------------------------------------------------------
$4.50 Cumulative Preferred/1/    103,976            --            283          --          87 1/2        83           --          --
------------------------------------------------------------------------------------------------------------------------------------
$4.30 Cumulative Preferred/1/    836,585            --            380          --              87    80 1/2           --          --
------------------------------------------------------------------------------------------------------------------------------------
8 1/4% Cumulative Preferred,
 Series 1992-A                 2,000,000     2,000,000            309         356          29 3/8        27       29 1/2          27
------------------------------------------------------------------------------------------------------------------------------------

     /1/The 5%, $4.50 and $4.30 Cumulative Preferred Stock was issued by Household to replace Beneficial preferred stock outstanding at the time of the merger. The information presented for these preferred shares is for the period subsequent to the merger.

                                  Household International, Inc. and Subsidiaries
                                  ----------------------------------------------
                                  Pg. 77    1998 Annual Report


Year ended December 31,
 unless otherwise indicated/1/               1998                1997                 1996                  1995                1994
------------------------------------------------------------------------------------------------------------------------------------
Market Value Share of Common Stock (High-Low prices on NYSE)
First Quarter                   47 51/64-37 45/64      36 5/64-28 1/3      23 53/64-17 1/3           15-11 31/32        11 7/8-9 2/3
------------------------------------------------------------------------------------------------------------------------------------
Second Quarter                   52 9/16-41 43/64    39 9/64-26 13/64            25 1/2-21       17 11/64-14 3/8       12 3/64-9 1/2
------------------------------------------------------------------------------------------------------------------------------------
Third Quarter                     53 11/16-35 1/4      43 1/3-36 9/64    27 31/32-22 53/64       20 2/3-16 19/64     13 1/4-10 31/32
------------------------------------------------------------------------------------------------------------------------------------
Fourth Quarter                          40 1/2-23      43 7/32-36 1/8      32 23/32-27 1/2      22 51/64-18 5/64    13 3/64-10 59/64
------------------------------------------------------------------------------------------------------------------------------------
Yearly range                          53 11/16-23     43 1/3-26 13/64      32 23/32-17 1/3     22 51/64-11 31/32        13 1/4-9 1/2
------------------------------------------------------------------------------------------------------------------------------------
Year-end close                             39 5/8            42 35/64               30 3/4              29 53/64              12 3/8
------------------------------------------------------------------------------------------------------------------------------------
Composite common shares traded        454,878,500         302,551,200          211,903,500           231,726,900         194,640,600
------------------------------------------------------------------------------------------------------------------------------------
Average daily volume                    1,805,073           1,195,854              834,267               919,551             772,383
====================================================================================================================================

Shares Outstanding at December 31

Common                                483,137,739         485,351,517          457,427,951           455,180,345         451,451,304
------------------------------------------------------------------------------------------------------------------------------------
$6.25 Preferred                                 -                   -                    -                     -              52,010
------------------------------------------------------------------------------------------------------------------------------------
9 1/2% Preferred, Series 1989-A/2/              -                   -                    -                     -           3,000,000
------------------------------------------------------------------------------------------------------------------------------------
9 1/2% Preferred, Series 1991-A/2/              -                   -            5,500,000             5,500,000           5,500,000
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative Preferred/3/                407,718                   -                    -                     -                   -
------------------------------------------------------------------------------------------------------------------------------------
$4.50 Cumulative Preferred/3/             103,976                   -                    -                     -                   -
------------------------------------------------------------------------------------------------------------------------------------
$4.30 Cumulative Preferred/3/             836,585                   -                    -                     -                   -
------------------------------------------------------------------------------------------------------------------------------------
8 1/4% Cumulative Preferred,
 Series 1992-A/2/                       2,000,000           2,000,000            2,000,000             2,000,000           2,000,000
------------------------------------------------------------------------------------------------------------------------------------
7.35% Preferred, Series 1993-A/2/               -           4,000,000            4,000,000             4,000,000           4,000,000
------------------------------------------------------------------------------------------------------------------------------------
Flex APS, Series B                              -                   -                    -                     -             400,000
====================================================================================================================================

Shareholders of Record at December 31
------------------------------------------------------------------------------------------------------------------------------------
Common                                     20,584              10,239               11,147                13,515              14,379
------------------------------------------------------------------------------------------------------------------------------------
$6.25 Preferred                                 -                   -                    -                     -                 408
------------------------------------------------------------------------------------------------------------------------------------
9 1/2% Preferred, Series 1989-A/2/              -                   -                    -                     -                 535
------------------------------------------------------------------------------------------------------------------------------------
9 1/2% Preferred, Series 1991-A/2/              -                   -                  690                   786                 895
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative Preferred/3/                  1,329                   -                    -                     -                   -
------------------------------------------------------------------------------------------------------------------------------------
$4.50 Cumulative Preferred/3/                 283                   -                    -                     -                   -
------------------------------------------------------------------------------------------------------------------------------------
$4.30 Cumulative Preferred/3/                 380                   -                    -                     -                   -
------------------------------------------------------------------------------------------------------------------------------------
8 1/4% Cumulative Preferred,
 Series 1992-A/2/                             309                 356                  408                   453                 518
------------------------------------------------------------------------------------------------------------------------------------
7.35% Preferred, Series 1993-A/2/               -                 247                  290                   317                 343
------------------------------------------------------------------------------------------------------------------------------------
Flex APS, Series B                              -                   -                    -                     -                   4
------------------------------------------------------------------------------------------------------------------------------------
Total                                      22,885              10,842               12,535                15,071              17,082
------------------------------------------------------------------------------------------------------------------------------------

/1/ Where appropriate, amounts have been restated to reflect the 3-for-1 stock split in the form of a dividend, effective June 1, 1998.

/2/  Per depositary share.

/3/ The 5%, $4.50 and $4.30 Cumulative Preferred Stock was issued by Household to replace Beneficial preferred stock outstanding at the time of the merger. The information presented for these preferred shares is for the period subsequent to the merger.