Form 10-K, Exhibit 13
period 1999-12-31
HOUSEHOLD INTERNATIONAL INC
filed 2000-03-28
CIK 354964

                                                                      EXHIBIT 13

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Selected Financial Data and Statistics               Pg. 26 - 1999 Annual Report


All dollar amounts except per share data are stated in millions.           1999       1998         1997       1996       1995
-----------------------------------------------------------------------------------------------------------------------------
Statement of Income Data-Year Ended December 31/1/
Net interest margin and other revenues                                 $6,722.5   $6,380.0     $6,036.2   $5,451.6   $5,131.5
Provision for credit losses on owned receivables                        1,716.4    1,516.8      1,493.0    1,144.2    1,025.1
Operating expenses                                                      2,527.3    2,672.3      2,884.8    2,714.7    2,527.4
Policyholders' benefits                                                   258.1      238.2        255.9      311.9      554.9
Merger and integration related costs                                         --    1,000.0           --         --         --
Income taxes                                                              734.3      428.6        462.2      461.2      420.4
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                             $1,486.4   $  524.1/2/     940.3   $  819.6   $  603.7
=============================================================================================================================
Per Common Share Data/1/
Basic earnings                                                         $   3.10    $  1.04     $   1.97   $   1.76   $   1.26
Diluted earnings                                                           3.07       1.03/2/      1.93       1.73       1.24
Dividends declared                                                          .68        .60          .54        .49        .44
Book value                                                                13.79      12.88        12.81       9.96       8.96
-----------------------------------------------------------------------------------------------------------------------------
Average number of common and common equivalent shares outstanding/8/      481.8      496.4        479.1      462.3      462.0
-----------------------------------------------------------------------------------------------------------------------------
Selected Financial Ratios/1/
Return on average owned assets                                             2.64%      1.04%/2/     2.03%      1.82%      1.25%
Return on average managed assets                                           1.99        .72/2/      1.38       1.30        .98
Return on average common shareholders' equity                              23.5        8.1/2/      17.3       18.7       15.1
Total shareholders' equity as a percent of owned assets/3/                11.51      12.78        14.13      11.07      10.00
Total shareholders' equity as a percent of managed assets/3/               8.72       9.31         9.28       7.58       7.37
Tangible equity to tangible managed assets/4/                              6.96       7.11         6.92       6.20       6.26
Managed net interest margin                                                8.23       7.86         7.72       7.45       7.05
Managed consumer net chargeoff ratio                                       4.13       4.29         3.84       2.96       2.51
Managed basis efficiency ratio, normalized                                 33.6       37.6         41.0       45.0       50.7
Common dividend payout ratio                                               22.1       58.3/2/      28.0       28.3       35.5
-----------------------------------------------------------------------------------------------------------------------------

/1/ On June 30, 1998, Household merged with Beneficial Corporation ("Beneficial"), a consumer finance holding company. In connection with the merger, Household issued approximately 168.4 million shares of its common stock and three series of preferred stock. The transaction was accounted for as a pooling of interests, and accordingly, the consolidated financial statements for all periods prior to the merger have been restated.

/2/ Excluding merger and integration related costs of $751.0 million after-tax and the $118.5 million after-tax gain on sale of Beneficial's Canadian operations, net operating income was $1,156.6 million, diluted operating earnings per share was $2.30, the return on average owned assets was 2.29 percent, the return on average managed assets was 1.60 percent, the return on average common shareholders' equity was 18.2 percent, and the dividend payout ratio was 26.1 percent. See Management's Discussion and Analysis for further discussion of the merger and integration costs, the gain on sale of Beneficial Canada, and results excluding these items.

/3/ Total shareholders' equity includes common shareholders' equity, preferred stock and company obligated mandatorily redeemable preferred securities of subsidiary trusts.

/4/ Tangible equity consists of total shareholders' equity, excluding unrealized gains and losses on investments, less acquired intangibles and goodwill. Tangible managed assets represent total managed assets less acquired intangibles and goodwill.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Selected Financial Data and Statistics               Pg. 27 - 1999 Annual Report
(continued)

All dollar amounts except
per share data are stated in millions.                        1999           1998           1997           1996          1995
-----------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data at December 31/1/
Total assets:
  Owned                                                 $ 60,749.4     $ 52,892.7     $ 46,817.0     $ 45,332.0    $ 44,723.0
  Managed                                                 80,188.3       72,594.6       71,295.5       66,183.2      60,721.1
-----------------------------------------------------------------------------------------------------------------------------
Managed receivables/5/:
  Home equity                                           $ 26,935.5     $ 22,330.1     $ 19,824.8     $ 16,197.5    $ 16,506.7
  Auto finance/6/                                          3,039.8        1,765.3          883.4              -             -
  MasterCard/Visa                                         15,793.1       16,610.8       19,211.7       19,528.2      13,894.5
  Private label                                           11,269.7       10,377.5       10,381.9       10,252.5       7,774.3
  Other unsecured                                         13,881.9       11,970.6       11,505.1       11,557.6       9,375.1
  Commercial and other                                       808.3          853.4        1,353.6        1,762.9       3,459.4
-----------------------------------------------------------------------------------------------------------------------------
Total managed receivables                                 71,728.3       63,907.7       63,160.5       59,298.7      51,010.0
Receivables serviced with limited recourse               (19,438.9)     (19,701.8)     (24,478.5)     (20,851.2)    (15,998.1)
-----------------------------------------------------------------------------------------------------------------------------
Owned receivables                                       $ 52,289.4     $ 44,205.9     $ 38,682.0     $ 38,447.5    $ 35,011.9
=============================================================================================================================
Owned receivables/5/
Domestic:
  Home equity                                           $ 23,571.7     $ 17,474.1     $ 12,348.5     $  8,291.0    $  9,564.2
  Auto finance/6/                                          1,233.5          805.0          487.5              -             -
  MasterCard/Visa                                          4,146.6        5,327.8        5,523.4        8,277.3       5,308.8
  Private label                                            8,546.7        8,051.0        7,457.0        7,992.6       5,106.7
  Other unsecured                                          7,469.8        5,573.3        5,018.7        6,365.9       6,763.7
  Commercial and other                                       804.5          844.0        1,249.6        1,693.9       3,337.7
-----------------------------------------------------------------------------------------------------------------------------
Total domestic                                          $ 45,772.8     $ 38,075.2     $ 32,084.7     $ 32,620.7    $ 30,081.1
-----------------------------------------------------------------------------------------------------------------------------
Foreign:
  Home equity                                           $  1,090.2     $  1,218.6     $  1,437.7     $  1,244.2    $  1,167.1
  MasterCard/Visa                                          2,167.8        1,852.4        1,351.3        1,101.2         754.6
  Private label                                            1,573.0        1,515.0        1,899.9        1,742.9       1,081.0
  Other unsecured                                          1,681.8        1,535.3        1,804.4        1,669.5       1,806.4
  Commercial and other                                         3.8            9.4          104.0           69.0         121.7
-----------------------------------------------------------------------------------------------------------------------------
Total foreign                                           $  6,516.6     $  6,130.7     $  6,597.3     $  5,826.8    $  4,930.8
-----------------------------------------------------------------------------------------------------------------------------
Total owned receivables:
  Home equity                                           $ 24,661.9     $ 18,692.7     $ 13,786.2     $  9,535.2    $ 10,731.3
  Auto finance/6/                                          1,233.5          805.0          487.5              -             -
  MasterCard/Visa                                          6,314.4        7,180.2        6,874.7        9,378.5       6,063.4
  Private label                                           10,119.7        9,566.0        9,356.9        9,735.5       6,187.7
  Other unsecured                                          9,151.6        7,108.6        6,823.1        8,035.4       8,570.1
  Commercial and other                                       808.3          853.4        1,353.6        1,762.9       3,459.4
-----------------------------------------------------------------------------------------------------------------------------
Total owned receivables                                 $ 52,289.4     $ 44,205.9     $ 38,682.0     $ 38,447.5    $ 35,011.9
=============================================================================================================================
Deposits/7/                                             $  4,980.0     $  2,105.0     $  2,344.2     $  3,000.1    $  5,351.3
Commercial paper, bank and other borrowings               10,777.8        9,917.9       10,666.1       10,597.4      10,683.3
Senior and senior subordinated debt                       34,887.3       30,438.6       23,736.2       23,433.1      19,020.4
Company obligated mandatorily redeemable
  preferred securities of subsidiary trusts                  375.0          375.0          175.0          175.0          75.0
Preferred stock                                              164.4          164.4          264.5          319.5         319.5
Common shareholders' equity/8/                             6,450.9        6,221.4        6,174.0        4,521.5       4,079.4
=============================================================================================================================

/5/In 1998, we sold $1.9 billion of our non-core MasterCard and Visa receivables. We also sold Beneficial's German and Canadian operations which had net receivables of $272 million and $775 million, respectively. In 1997, we acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"), which included $3.1 billion of home equity receivables. We also exited the student loan business and sold our related $900 million portfolio. In 1996, we acquired $4.1 billion in credit card receivables and sold $1.7 billion of lower margin loans primarily from the previously divested mortgage and consumer banking businesses.

/6/In October 1997, we purchased ACC Consumer Finance Corporation, an auto finance company.

/7/In 1996, we sold our domestic consumer banking operations, including deposits of $2.8 billion.

/8/During 1999, we repurchased 21.8 million shares of our common stock for a total of $915.9 million. Of this total, 16.8 million shares were repurchased pursuant to our share repurchase program and 5.0 million shares were repurchased to fund various employee benefit programs. In 1998, we repurchased 10.5 million shares of our common stock for a total of $412 million to fund various employees benefit programs. In 1997, we issued 27.3 million shares of common stock in a public offering, raising about $1.0 billion. The net proceeds were used to repay certain short-term borrowings incurred in connection with the acquisition of TFS .

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 28 - 1999 Annual Report
of Financial Condition and
Results of Operations


     Household International, Inc. ("Household"), through its subsidiaries, provides consumers with home equity loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards, tax refund anticipation loans ("RAL") and other types of unsecured loans. Household may also be referred to as "we," "us," or "our." We serve primarily middle-market consumers in the United States, United Kingdom and Canada. Our operations are divided into three reportable segments: Consumer, which includes our branch-based and correspondent consumer finance, private label credit card and auto finance businesses; Credit Card, which includes our domestic MasterCard and Visa business; and International, which consists of our foreign operations in the United Kingdom ("U.K.") and Canada. At December 31, 1999, our managed receivables totaled $71.7 billion. Our managed receivables portfolio includes receivables on our balance sheet and those that we service for investors as part of our asset securitization program.

--------------------------------------------------------------------------------
Operations Summary

     . Our net income increased 29 percent in 1999 to $1,486.4 million compared to operating net income (net income excluding merger and integration related costs of $751.0 million after-tax related to our merger with Beneficial Corporation ("Beneficial") and the $118.5 million after-tax gain on the sale of Beneficial's Canadian operations) of $1,156.6 million and net income of $524.1 million in 1998. Operating net income in 1998 was up 23 percent compared to net income of $940.3 million in 1997. Our improved results were due to strong growth in our consumer finance business and significant declines in operating expenses. Net income in 1999 also benefited from improved results of our domestic MasterCard and Visa business. Our diluted earnings per share in 1999 increased to $3.07, 33 percent higher than 1998 diluted operating earnings per share of $2.30. Diluted operating earnings per share in 1998 increased 19 percent compared to diluted earnings per share of $1.93 in 1997. Diluted earnings per share, which includes both the merger and integration related costs and the gain on the sale of Beneficial's Canadian operations, was $1.03 in 1998.

     . Core managed receivables grew 12 percent to $70.9 billion in 1999. Growth was strongest in our consumer finance business, which includes our home equity and unsecured products, and auto finance business. Excluding MasterCard and Visa receivables which declined $.8 billion, our managed portfolio grew 19 percent in 1999. Our MasterCard and Visa portfolio declined due to attrition associated with the repositioning of our domestic portfolio which commenced in 1998 and was partially offset by solid growth in our GM Card and Union Privilege portfolios in the second half of the year.

     . Our return on average common shareholders' equity ("ROE") rose to 23.5 percent in 1999 compared to 18.2 percent in 1998, excluding merger and integration related costs and the gain on sale of Beneficial Canada, and
     17.3 percent in 1997. Our return on average owned assets ("ROA") improved to 2.64 percent in 1999 compared to 2.29 percent in 1998, excluding the nonrecurring items, and 2.03 percent in 1997. Our return on average managed assets ("ROMA") improved to 1.99 percent in 1999 compared to 1.60 percent in 1998, excluding the nonrecurring items, and 1.38 percent in 1997. Including the merger and integration related costs and the gain on sale of Beneficial Canada, ROE was 8.1 percent, ROA was 1.04 percent and ROMA was .72 percent in 1998. Our operating net income, ROA, ROMA and ROE have increased steadily over the past three years as a result of our focus on higher-return core businesses and improved efficiency. We expect this trend to continue as we focus on growth of these higher return core businesses.

     . Our consolidated managed net interest margin expanded to 8.23 percent in 1999 from 7.86 percent in 1998 and 7.72 percent in 1997. Our margins have increased because we have continued to raise the interest rates we charge on our MasterCard and Visa and other unsecured products while lowering our cost of funds. Interest rates decreased during the last half of 1998 and increased during the last half of 1999, and the timing of the changes resulted in a lower average rate in 1999 than in 1998. The increase in net interest margin from repricing and lower cost of funds was partially offset by a higher mix of secured loans in our portfolio. Secured loans carry a lower yield than unsecured products because they experience lower credit losses.

     . Our combined normalized managed basis efficiency ratio was 33.6 percent in 1999, 37.6 percent in 1998, and 41.0 percent in 1997. The efficiency ratio is the ratio of operating expenses to the sum of our managed net interest margin and other revenues less policyholders' benefits. We normalize, or adjust for, items that are not indicative of ongoing operations. Our improved ratios were due to cost savings and operating efficiencies achieved from the consolidation of Beneficial's operations and to continued cost control in our remaining businesses.


*MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 29 - 1999 Annual Report


--------------------------------------------------------------------------------
Acquisitions and Dispositions

     . In November 1999, we signed a definitive agreement to purchase all of the outstanding capital stock of Renaissance Holdings, Inc. ("Renaissance") for approximately 5 million shares of our common stock and cash. Renaissance is a privately held issuer of secured and unsecured credit cards to non-prime customers. The transaction closed in February 2000 and was accounted for as a purchase. Accordingly, Renaissance's operating results will be included with our results of operations subsequent to the acquisition date.

     . In August 1999, we acquired all of the outstanding capital stock of Decision One Mortgage Company LLC ("Decision One") for approximately $60 million in common stock and cash. Decision One originates loans through a 30-state broker network and packages them for sale to investors. The acquisition was accounted for as a purchase and, accordingly, earnings from Decision One have been included in our results of operations subsequent to the acquisition date.

     . On June 30, 1998, Household merged with Beneficial, a consumer finance holding company headquartered in Wilmington, Delaware. Each outstanding share of Beneficial common stock was converted into 3.0666 shares of Household common stock, resulting in the issuance of approximately 168.4 million shares of common stock. Each share of Beneficial $5.50 Convertible Preferred Stock (the "Beneficial Convertible Stock") was converted into the number of shares of Household common stock the holder would have been entitled to receive in the merger had the Beneficial Convertible Stock been converted into shares of Beneficial common stock immediately prior to the merger. Additionally, each other share of Beneficial preferred stock outstanding was converted into one share of a newly-created series of Household preferred stock with terms substantially similar to those of existing Beneficial preferred stock. The merger was accounted for as a pooling of interests and therefore, the consolidated financial statements include the results of operations, financial position, and changes in cash flows of Beneficial for all periods presented.

       In connection with the Beneficial merger, we established an integration plan. The plan was approved by the appropriate levels of management and identified activities that would not be continued as a result of the merger and the related costs of exiting those activities. Our plan also identified the number of employees who would be involuntarily terminated and established the benefit levels those employees would receive upon termination. These benefit levels were communicated to employees in April 1998. Pursuant to our plan, we accrued pretax merger and integration related costs of approximately $1 billion ($751 million after-tax) in 1998 which have been reflected in the statement of income in total costs and expenses. The merger and integration plan was completed during 1999. The costs incurred to execute the plan were consistent with our originally estimated cost of $1 billion.

       The merger and integration costs were comprised of the following:

                                                                                     Restructure                 Restructure
                                                                  1998 Activity          Reserve                     Reserve
                                            Restructure    --------------------       Balance at        1999      Balance at
                                             Reserve at        Cash    Non-Cash     December 31,        Cash    December 31,
In millions.                                  Inception    Payments       Items             1998    Payments            1999
----------------------------------------------------------------------------------------------------------------------------
Employee termination costs                       $  270       $(240)                       $  30        $(30)              -
----------------------------------------------------------------------------------------------------------------------------
Facility closures:
  Lease termination costs:
    Beneficial corporate office                     100        (100)                           -                           -
    Branch offices and other
      operating facilities                          142        (115)                          27         (27)              -
  Fixed asset writedowns                             40                   $ (40)               -                           -
  Vendor contract termination
    penalties                                        37         (14)                          23         (23)              -
----------------------------------------------------------------------------------------------------------------------------
Total facility closure costs                        319        (229)        (40)              50         (50)              -
----------------------------------------------------------------------------------------------------------------------------
Asset writedowns to reflect
  modified business plans:
  Goodwill and other intangibles                    183                    (183)               -                           -
  Real estate interests                              68                     (68)               -                           -
----------------------------------------------------------------------------------------------------------------------------
Total asset writedowns                              251           -        (251)               -                           -
----------------------------------------------------------------------------------------------------------------------------
Investment banking fees                              75         (75)                           -                           -
Legal and other expenses                             25         (25)                           -                           -
Debt prepayment premiums                             60         (60)                           -                           -
----------------------------------------------------------------------------------------------------------------------------
                                                 $1,000       $(629)      $(291)           $  80       $ (80)              -
============================================================================================================================


                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 30 - 1999 Annual Report
of Financial Condition and
Results of Operations (continued)


     Employee termination costs of $270 million (of which $86 million related to key executives with pre-existing severance agreements) were accrued to cover costs related to approximately 3,000 employees whose functions were eliminated due to redundancy and consolidation of branches, corporate staff and back office operations. As of December 31, 1998, substantially all identified employees had been severed and approximately $240 million of severance payments had been made to terminated employees. The remaining $30 million was paid in 1999 pursuant to our plan.

       Facility closure costs of $319 million were accrued related to planned costs to be incurred in connection with the exiting of the Beneficial corporate office lease, early termination of branch offices and other operating facility leases and the cancellation of contracts with third party vendors, primarily for technology, whose services would no longer be required. The accrual for facility closures included lease termination and other exit costs for closures of 335 duplicative U.S. and U.K. branch offices and 8 redundant operating centers as well as fixed asset write downs primarily related to the closed facilities. In November 1998, we entered into an agreement to sublease the Beneficial corporate offices to a third party to whom we paid total consideration of approximately $100 million. As of December 31, 1998, $115 million of lease termination and other costs for closed branch offices and operating centers had been incurred. The remaining $27 million in lease termination costs were incurred in 1999. In addition, $14 million of charges were incurred in 1998 due to early termination of third party vendor contracts. During 1999, the termination of vendor contracts was completed and the remaining $23 million of charges were incurred.

       In connection with the merger, we re-assessed Beneficial's existing business plans and assumptions used in evaluating goodwill and other related intangibles related to various operations, loan product and acquired receivable portfolios. Our plan identified modifications to these existing business plans. In connection with these modifications, we utilized discounted cash flow analysis to value the related goodwill and other intangible assets using assumptions which reflected our modified business plans. As a result of our analysis, we wrote off goodwill and other related intangible assets of $183 million to their estimated fair values. None of the items included in the goodwill and other intangibles classification were individually significant to warrant separate disclosure. In addition, we wrote down real estate interests to reflect their net realizable values. Assets held for disposal are not material.

       We and Beneficial incurred merger-related investment banking fees of $75 million and legal and other expenses of $25 million. In addition, in order to align the asset liability position of the combined company, we paid $60 million in prepayment premiums to retire outstanding debt.

       The merger and integration related costs included approximately $291 million in non-cash charges. Cash payments of $709 million were funded through our existing operations. In addition, tax benefits of approximately $249 million were recorded.

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

     . In October 1997, we purchased all of the outstanding capital stock of ACC Consumer Finance Corporation ("ACC"), an auto finance company, for about
     4.2 million shares of our common stock and cash. This purchase expanded our business of making loans to non-prime borrowers secured by automobiles, primarily used vehicles sold through franchised dealers, and increased our market share in the non-prime auto finance market.

     . In late December 1997, Beneficial acquired Endeavour Personal Finance Ltd. ("Endeavour"), including receivables of approximately $250 million for cash, expanding our United Kingdom presence.

       All of the 1997 acquisitions were accounted for as purchases. Thus, our statement of income for 1997 included the results of operations of TFS, ACC and Endeavour from the closing dates of the transactions.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 31 - 1999 Annual Report


Segment Results

     The following summarizes operating results for our reportable operating segments for 1999 compared to 1998 and 1997:

     . Our Consumer segment reported improved net income and return on average managed assets in 1999 compared to prior years. Net income increased to $991.5 million compared to $833.5 million in 1998 and $591.4 million in 1997. Managed receivables grew to $49.9 billion at year-end 1999, up 21 percent from $41.2 billion in 1998 and $36.5 billion in 1997. Our higher managed receivables were driven by solid growth in home equity, other unsecured, and auto finance receivables. Return on average owned assets was
     2.58 percent in 1999 compared to 2.77 percent in 1998 and 2.39 percent in 1997. This ratio declined in 1999 due to a higher proportion of on-balance sheet assets. Return on average managed assets increased to 2.11 percent in 1999 from 2.09 percent in 1998 and 1.70 percent in 1997. The improved results reflect higher net interest margin, partially offset by higher sales incentive compensation and higher credit loss provision resulting from portfolio growth. Results for 1999 and 1998 also reflect efficiencies achieved as Beneficial's branch operations were integrated with Household's.

     . Our Domestic Credit Card segment achieved higher earnings in 1999 as a result of the repositioning of this segment which began in 1998. We completed the following repositioning initiatives during 1999:

       We modified aspects of the GM Card, our co-branded relationship with General Motors Corporation, to allow for new and expanded marketing programs and improved profitability. These initiatives resulted in increases in both receivables and number of accounts in the second half of the year.

       During the second quarter we repriced the Union Privilege portfolio, our affinity card relationship with the AFL-CIO labor federation. This repricing resulted in higher revenues and lower than expected attrition. We also implemented initiatives to increase receivables such as expanding risk-based underwriting, improving our capabilities in credit line assignments and customer retention and testing new products. These initiatives resulted in approximately 8 percent growth in the portfolio and more new accounts during the second half of 1999.

       We also repositioned our Household Bank branded portfolio to target our traditional middle-market customer. In early 1999, we entered into a marketing alliance with Renaissance, a privately held issuer of secured and unsecured credit cards to non-prime consumers, to facilitate this effort. The success of this alliance led to our February 2000 acquisition of Renaissance. Renaissance provides us with an established platform for growing the non-prime credit card business and will expand our product offerings to customers and prospects in our other businesses.

       These initiatives have resulted in improved profitability and, we believe, have laid the foundation for future growth. Net income increased to $152.8 million in 1999 compared to $140.8 million in 1998 and $218.3 million in 1997. Managed receivables totaled $13.9 billion at year-end 1999, compared to $14.8 billion in 1998 and $17.8 billion in 1997. The decline in managed receivables in 1999 reflect portfolio attrition resulting from the previously discussed initiatives in the first half of 1999 which was partially offset by solid growth in the second half of 1999. The decline in managed receivables in 1998 reflect attrition associated with our repositioning initiatives which included the sale of $1.9 billion of non-core MasterCard and Visa receivables. Return on average owned assets was 2.42 percent in 1999 compared to 1.80 percent in 1998 and 2.79 percent in 1997. Return on average managed assets improved to 1.01 percent, compared to .75 percent in 1998 and 1.17 percent in 1997. The improved operating results in 1999 were primarily due to lower operating expenses, lower loss provision and higher net interest margin. The higher net interest margin was due to better pricing and was achieved despite lower average receivables. The improvements were partially offset by lower securitization and fee income. The decrease in operating results in 1998 was primarily due to lower average receivables and higher credit losses, partially offset by higher fee income.

     . Our International segment reported improved results. Net income increased to $218.7 million in 1999 compared to $153.7 million in 1998 and $134.6 million in 1997. Managed receivables totaled $7.6 billion at year-end 1999 compared to $7.4 billion in 1998 and $7.8 billion in 1997. Managed receivable growth in 1999 was primarily attributable to higher MasterCard and Visa receivables, which were led by continued strong growth in the Goldfish Card, which we issue as part of our alliance with the Centrica group. The 1998 receivable decline reflected our sale of Beneficial Canada and Beneficial Germany. Return on average owned assets increased to 2.97 percent in 1999 compared to 2.16 percent in 1998 and 1.95 percent in 1997. Return on average managed assets increased to 2.57 percent in 1999 from
     1.86 percent in 1998 and 1.73 percent in 1997. The improved operating results were driven by improved efficiency, as well as higher revenues due to receivables growth in the U.K. In October 1999, we launched an Internet-enabled credit card, marbles(TM), which was developed in conjunction with Freeserve, the U.K.'s largest Internet service provider.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 32 - 1999 Annual Report
of Financial Condition and
Results of Operations (continued)



Balance Sheet Review

     Receivables growth has been a key contributor to our improved results. The strongest growth came in our consumer finance business, which includes home equity and unsecured products, and our auto finance business.

     . Our managed assets (total assets on our balance sheet plus receivables serviced with limited recourse) increased $7.6 billion to $80.2 billion at December 31, 1999. Managed core receivables, which exclude commercial and other receivables, increased 12 percent in 1999. Our growth was slowed by attrition associated with the repositioning of our domestic MasterCard and Visa portfolio which continued into the first half of 1999. Excluding MasterCard and Visa, managed core receivables grew 19 percent in 1999.

      The growth in the managed portfolio is shown in the following table:


                                                                     Increase (Decrease)      Increase (Decrease)
All dollar amounts are stated in millions.     December 31, 1999            in 1999/1998             in 1998/1997
-----------------------------------------------------------------------------------------------------------------
     Managed receivables:
     Home equity                                       $26,935.5                      21%                      15%
     Auto finance                                        3,039.8                      72                      100
     MasterCard/Visa                                    15,793.1                      (5)                     (14)
     Private label                                      11,269.7                       9                        4
     Other unsecured                                    13,881.9                      16                        7
     ------------------------------------------------------------------------------------------------------------
     Core products/1/                                   70,920.0                      12                        4
     ------------------------------------------------------------------------------------------------------------
     Commercial and other                                  808.3                      (5)                     (37)
     Discontinued products/2/                                  -                       -                     (100)
     ------------------------------------------------------------------------------------------------------------
     Total                                             $71,728.3                      12%                       1%
     ============================================================================================================

     /1/Excluding MasterCard and Visa, core product growth was 19 percent in 1999 and 12 percent in 1998.
     /2/Discontinued products include receivables relating to Beneficial's disposed Canadian operations in March 1998 and German operations in April 1998.

     . Our distribution channels and growth strategies vary across product lines. The consumer finance business originates real estate and unsecured products through its retail branch network, correspondents, direct mail, telemarketing and Internet applications. Private label credit card volume is generated through merchant promotions, application displays, Internet applications, direct mail and telemarketing. Auto finance loan volume is generated primarily through dealer relationships from which installment contracts are purchased. Additional auto finance volume is generated through direct lending which includes alliance partner referrals, Internet applications and direct mail. MasterCard and Visa loan volume is generated primarily through direct mail, telemarketing, Internet applications, application displays and promotional activity associated with our co-branding and affinity relationships. We also supplement internally generated receivable growth with opportunistic portfolio acquisitions.

       The potential for selling more products to existing customers is an identified growth opportunity and results from our broad product array, recognized brand names, varied distribution channels, and large, diverse customer base. During 1999, we expanded these cross-selling initiatives, including selling credit cards to home equity, private label and RAL customers. We also believe the Internet will be an increasingly important distribution channel for our lending products and will enable us to expand into new customer segments and service current customers in a cost-effective manner. In the U.K., we launched an Internet enabled credit card, marbles(TM) and have ongoing e-commerce initiatives in many of our domestic and foreign businesses.

     . Home equity receivables increased 21 percent to $26.9 billion during 1999. Strong growth in our HFC and Beneficial branches and correspondent business resulted from several factors. First, the productivity of our branch account executives increased due to installation of our loan system into Beneficial's branches. Momentum in our branches is strong and we continue to build our strength by adding branch sales people and increasing our cross-selling programs. Second, we benefited from the failure of several of the monoline home equity loan players as lower competition positively affected pricing, origination and retention. Third, improved customer service and retention programs resulted in lower attrition. Finally, we acquired 2 portfolios totaling approximately $1.5 billion.

       Our auto finance receivables increased $1.3 billion to $3.0 billion during 1999. This business benefited from continued industry consolidation and an expanded sales force which increased our dealer relationships by over 50 percent. Over one-third of auto receivable growth came from our new Millennium product. We believe this product enables us to target higher quality customers at competitive rates and to balance our non-prime and subprime segments. In addition to its positive impact on receivable growth, the Millennium product should also positively impact our credit loss characteristics over time.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 33 - 1999 Annual Report


       Private label receivables increased 9 percent to $11.3 billion during 1999 due to growth in new merchants and from our existing merchant base. During 1999, we signed 16 new merchants, which added approximately $645 million in receivables.

       Other unsecured receivables were up 16 percent to $13.9 billion during 1999, due to strong growth in our domestic consumer finance branches. We realized a full year's benefits of offering products to Beneficial customers which were not available prior to the merger. New customer growth also contributed to the higher receivables.

       MasterCard and Visa receivables declined 5 percent to $15.8 billion during 1999. The decrease, principally due to the repositioning of our domestic MasterCard and Visa portfolio in late 1998 and the first half of 1999, was partially offset by growth in our Union Privilege and non-prime portfolios and in our U.K. bankcard business. Our alliance with Renaissance added over half a million accounts and $100 million in receivables in 1999.

     . Owned assets totaled $60.7 billion at December 31, 1999 and $52.9 billion at year-end 1998. Owned receivables may vary from period to period depending on the timing and size of asset securitization transactions. We had initial securitizations, excluding replenishments of prior securitizations, of $5.2 billion of receivables in 1999 and $3.6 billion in 1998. We refer to the securitized receivables that are serviced for investors and not on our balance sheet as our off-balance sheet portfolio.

     . The managed consumer two-months-and-over contractual delinquency ratio decreased to 4.66 percent at December 31, 1999 from 4.90 percent at December 31, 1998. The 1999 managed consumer net chargeoff ratio was 4.13 percent compared with 4.29 percent in 1998 and 3.84 percent in 1997.

     . The owned consumer two-months-and-over contractual delinquency ratio decreased to 4.81 percent at December 31, 1999 from 5.12 percent at December 31, 1998. The 1999 owned consumer net chargeoff ratio was 3.67 percent compared with 3.76 percent in 1998 and 3.39 percent in 1997.

     . Our managed credit loss reserves were $2.7 billion at December 31, 1999 compared with $2.5 billion at December 31, 1998. Credit loss reserves as a percent of managed receivables were 3.72 percent at December 31, 1999 compared with 3.99 percent at year-end 1998.

     . Our owned credit loss reserves were $1.8 billion at December 31, 1999 compared with $1.7 billion at December 31, 1998. Credit loss reserves as a percent of owned receivables were 3.36 percent at December 31, 1999 compared with 3.92 percent at year-end 1998. The decline in this ratio reflects a growing percentage of real estate secured receivables and the run-off of our Household Bank branded MasterCard and Visa portfolio which have higher loss rates.

     . In connection with our $2 billion share repurchase program, announced on March 9, 1999, we repurchased a total of 16.8 million shares of our common stock. We also repurchased 5.0 million shares prior to March 9, 1999 and
     10.5 million shares during 1998 to fund various employee benefit programs.

     . Our total shareholders' equity (including company obligated mandatorily redeemable preferred securities of subsidiary trusts) to managed assets ratio was 8.72 percent, compared with 9.31 percent at December 31, 1998. The ratio of tangible equity to tangible managed assets was 6.96 percent compared with 7.11 percent at year-end 1998.

Pro Forma Managed Statements of Income

     Securitizations of consumer receivables have been, and will continue to be, a source of liquidity for us. We con-tinue to service securitized receivables after they have been sold and retain a limited recourse liability for future credit losses. We include revenues and credit-related expenses related to the off-balance sheet portfolio in one line item in our owned statements of income. Specifically, we report net interest margin, provision for credit losses, fee income, and securitization related income as a net amount in securitization income.

       We monitor our operations on a managed basis as well as on the owned basis shown in our statements of income. The managed basis assumes that the securitized receivables have not been sold and are still on our balance sheet. The income and expense items discussed above are reclassified from securitization income into the appropriate caption. Pro forma managed statements of income, which reflect these reclassifications, are presented below. The pro forma managed basis statement of income is not intended to reflect the differences between our accounting policies for owned receivables and the off-balance sheet portfolio, but merely to report net interest margin, fees and provision for loan losses as if the securitized loans were held in portfolio. Therefore, net income on a pro forma managed basis equals net income on an owned basis.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 34 - 1999 Annual Report
of Financial Condition and
Results of Operations (continued)


Pro Forma Managed Statements of Income


     In millions.
     Year ended December 31                                         1999        1998        1997
     -------------------------------------------------------------------------------------------
     Finance and other interest income                         $ 9,375.7   $ 8,975.4   $ 8,412.5
     Interest expense                                            3,836.5     3,881.3     3,692.2
     -------------------------------------------------------------------------------------------
     Net interest margin                                         5,539.2     5,094.1     4,720.3
     Provision for credit losses                                 2,781.8     2,716.0     2,620.6
     -------------------------------------------------------------------------------------------
     Net interest margin after provision for credit losses       2,757.4     2,378.1     2,099.7
     -------------------------------------------------------------------------------------------
     Insurance revenues                                            534.6       492.8       454.2
     Investment income                                             168.8       161.2       173.1
     Fee income                                                  1,205.5     1,181.2     1,058.4
     Securitization related income                                 116.0       216.8       402.1
     Other income                                                  223.8       243.7       355.7
     Gain on sale of Beneficial Canada                                 -       189.4           -
     -------------------------------------------------------------------------------------------
     Total other revenues                                        2,248.7     2,485.1     2,443.5
     -------------------------------------------------------------------------------------------
     Salaries and fringe benefits                                1,194.6     1,127.5     1,085.3
     Occupancy and equipment expense                               270.9       316.1       333.6
     Other marketing expenses                                      370.0       403.2       449.6
     Other servicing and administrative expenses                   547.9       654.9       857.9
     Amortization of acquired intangibles and goodwill             143.9       170.6       158.4
     Policyholders' benefits                                       258.1       238.2       255.9
     Merger and integration related costs                              -     1,000.0           -
     -------------------------------------------------------------------------------------------
     Total costs and expenses                                    2,785.4     3,910.5     3,140.7
     -------------------------------------------------------------------------------------------
     Income before income taxes                                  2,220.7       952.7     1,402.5
     Income taxes                                                  734.3       428.6       462.2
     -------------------------------------------------------------------------------------------
     Net income                                                $ 1,486.4   $   524.1   $   940.3
     ===========================================================================================
     Average managed receivables                               $66,314.7   $63,677.1   $60,447.2
     Average noninsurance investments                              558.6       803.7       661.4
     Other interest-earning assets                                 416.4       302.6           -
     -------------------------------------------------------------------------------------------
     Average managed interest-earning assets                   $67,289.7   $64,783.4   $61,108.6
     ===========================================================================================

Results of Operations

     The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on our historical owned statements of income ("Owned Basis"), as well as on the above pro forma managed statements of income ("Managed Basis").

     Net Interest Margin    Our net interest margin on an Owned Basis expanded
     to $3,806.3 million for 1999, up from $3,144.3 million in 1998 and $2,822.4 million in 1997. As a percent of average owned interest-earning assets, net interest margin was 7.80 percent in 1999, 7.34 percent in 1998, and 7.16 percent in 1997. The dollar increase in 1999 was due to growth in average owned interest-earning assets and higher interest spreads. The interest spread represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets. Although interest rates decreased during the last half of 1998 and increased during the last half of 1999, the timing of these rate changes resulted in a lower average rate for 1999 than for 1998. See pages 48 and 49 for additional information regarding our Owned Basis net interest margin.

       Our net interest margin on a Managed Basis increased to $5,539.2 million for 1999, up from $5,094.1 million in 1998 and $4,720.3 million in 1997 due to receivable growth. The net interest margin percentage on a Managed Basis increased to 8.23 percent from 7.86 percent in 1998 and 7.72 percent in 1997. During 1999, pricing improvements in our MasterCard and Visa and other unsecured portfolios were partially offset by an increase in the percentage of secured loans, which carry a lower yield than unsecured products. The 1998 increase was also slightly offset by lower margin from a higher mix of secured loans in the portfolio. Lower cost of funds contributed to increases in both years.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 35 - 1999 Annual Report


       Net interest margin as a percent of receivables on a Managed Basis is greater than on an Owned Basis because auto finance, MasterCard and Visa, and other unsecured receivables, which have wider spreads, are a larger portion of the off-balance sheet portfolio than of the owned portfolio.

       Because we are able to reprice our products in response to interest rate changes, we remain relatively interest rate insensitive. At December 31, 1999 and 1998, we estimated that our after-tax earnings would decline by about $81 and $43 million, respectively, following a gradual 200 basis point increase in interest rates over a twelve month period.

     Provision for Credit Losses The provision for credit losses includes current period credit losses and an amount which we believe is sufficient to maintain reserves for credit losses at a level that reflects known and inherent losses in the portfolio. The Managed Basis provision for credit losses also includes the over-the-life reserve requirement established on the off-balance sheet portfolio when receivables are securitized.

       The provision for credit losses on an Owned Basis totaled $1,716.4 million in 1999 compared to $1,516.8 million in 1998 and $1,493.0 million in 1997. The increases were due to higher chargeoffs in our unsecured and private label portfolios. The provision for credit losses on an Owned Basis may vary from year to year, depending on the amount of securitizations in a particular period. As a percent of average owned receivables, the provision was 3.59 percent compared to 3.64 percent in 1998 and 3.85 percent in 1997. The decline in this ratio is due to the increase in secured loans as a percentage of our total owned portfolio and the run-off of our Household Bank branded MasterCard and Visa portfolio which has higher loss rates.

       The provision for credit losses on a Managed Basis was $2,781.8 million in 1999, $2,716.0 million in 1998, and $2,620.6 million in 1997. The provision as a percent of average managed receivables was 4.19 percent in 1999, 4.27 percent in 1998, and 4.34 percent in 1997. The Managed Basis provision is impacted by the type and amount of receivables securitized during the year and substantially offsets the income recorded on the securitization transactions.

     Other Revenues Total other revenues on an Owned Basis were $2,916.2 million in 1999, $3,235.7 million in 1998, and $3,213.8 million in 1997. Total other revenues on a Managed Basis were $2,248.7 million in 1999, $2,485.1 million in 1998, and $2,443.5 million in 1997. Total other revenues in 1998 included a pretax gain of $189.4 million from the sale of Beneficial's Canadian operations.

       Securitization income declined to $1,393.5 million in 1999, from $1,548.9 million in 1998 and $1,638.4 million in 1997, due to lower average securitized receivables. The components of securitization income are reclassified to the appropriate caption in the statements of income on a Managed Basis.

       Insurance revenues of $534.6 million in 1999 were up from $492.8 million in 1998 and $454.2 million in 1997. The increases reflected increased sales on a larger loan portfolio and improved retention in our consumer finance branch systems.

       Investment income includes interest income on investment securities in the insurance business as well as realized gains and losses from the sale of investment securities. Investment income was $168.8 million in 1999 compared with $161.2 million in 1998 and $173.1 million in 1997. The increase in 1999 was due to higher average investment balances. The decrease in 1998 was due to lower average investment balances and yields.

       Fee income on an Owned Basis includes revenues from fee-based products such as credit cards. Fee income was $595.5 million in 1999, $599.7 million in 1998, and $592.4 million in 1997. The decrease in 1999 reflects the impact of the repositioning of our Household Bank branded credit card portfolio and the sale of $1.9 billion of receivables in the second half of 1998. The increase in 1998 reflected higher credit card fees and interchange income. Owned fee income will also vary from year to year depending upon the amount of securitizations in a particular period.

       Fee income on a Managed Basis was $1,205.5 million in 1999 compared to $1,181.2 million in 1998 and $1,058.4 million in 1997. The increase in 1999 reflected increases in credit card and interchange fees which were accomplished despite an 18 percent decrease in average managed credit card receivables. The increase in 1998 was primarily due to higher interchange and credit card fees.

       Securitization related income on a Managed Basis includes the gross gains on current period securitization transactions and amortization of current and prior period gains. Securitization related income was $116.0 million in 1999, $216.8 million in 1998, and $402.1 million in 1997 and will vary from year to year depending upon the amount and mix of securitizations in a particular period.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 36 - 1999 Annual Report
of Financial Condition and
Results of Operations (continued)


       Other income, which includes revenue from our RAL business, was $223.8 million in 1999, $243.7 million in 1998, and $355.7 million in 1997. The decline in 1999 was attributable to lower non-recurring gains on sales of non-strategic assets and lower commercial income partially offset by higher RAL income. The 1999 RAL increase was primarily due to a higher number of electronic filings of tax returns and smooth refund processing with the Internal Revenue Service ("IRS"). The decrease in 1998 was due to lower RAL income as measures taken by the IRS delayed payment on the returns of selected taxpayers claiming an earned income tax credit. Other income in 1997 included non-recurring gains on the sales of MasterCard and Visa receivables from our non co-branded portfolio and a gain from the sale of a Beneficial life insurance portfolio.

     Expenses    Total costs and expenses were $2,785.4 million in 1999,
     $3,910.5 million in 1998, and $3,140.7 million in 1997. Expenses in 1998 include merger and integration related costs of $1.0 billion. Expenses in 1997 include $90 million of Beneficial non-operating charges (including a $59 million provision for the planned disposition of Beneficial's German operations) and expenses related to Beneficial's Canadian and German operations which were sold in early 1998.

       Operating expenses, excluding the one-time merger related costs of $1.0 billion, were down in 1999 and 1998 while revenues increased for both periods. Cost savings and operating efficiencies from the Beneficial integration and continued cost control efforts throughout the company resulted in lower occupancy and equipment, salaries and fringe benefits and other costs. Integration-related decreases in salaries and fringe benefits were offset by growth throughout our businesses. In connection with the Beneficial merger, we originally estimated annual pre-tax cost savings of approximately $450 million through the elimination of redundant staff functions and corporate overhead, consolidation of product lines, key data-processing and back office functions and the elimination of certain duplicate or excess office facilities. As of December 31, 1999, we had achieved savings on a run rate basis which were consistent with our expectations. Our overall normalized managed efficiency ratio was 33.6 percent in 1999 compared with 37.6 percent in 1998 and 41.0 percent in 1997.

       Salaries and fringe benefits were $1,194.6 million in 1999, up from $1,127.5 million in 1998 and $1,085.3 million in 1997. The increase was mostly due to higher sales incentives for our consumer finance branch employees and more employees in our auto finance business, both directly related to receivables growth. These increases were partially offset by efficiencies resulting from Beneficial staff reductions.

       Occupancy and equipment expense was $270.9 million in 1999 compared with $316.1 million in 1998 and $333.6 million in 1997. The reductions were primarily due to the elimination of duplicate branch offices and operating centers, including the sublease of the Beneficial office complex in Peapack, New Jersey, as a result of the Beneficial merger.

       Other marketing expenses include payments for advertising, direct mail programs and other marketing expenditures. These expenses were $370.0 million in 1999 compared to $403.2 million in 1998 and $449.6 million in 1997. The decrease in 1999 was due to lower spending on marketing programs on our Household Bank branded MasterCard and Visa portfolio partially offset by higher marketing spending in the U.K. associated with the launch of our marbles(TM) card. Amounts for 1997 included marketing initiatives for several Beneficial private label merchants.

       Other servicing and administrative expenses were $547.9 million in 1999, $654.9 million in 1998, and $857.9 million in 1997. The decreases were primarily due to the consolidation of Beneficial's operations which provided cost savings in system and administrative costs. Included in 1997 is Beneficial's nonoperating charge of $90 million and the expenses related to Beneficial's Canadian and German operations sold in early 1998.

       Amortization of acquired intangibles and goodwill was $143.9 million in 1999, $170.6 million in 1998, and $158.4 million in 1997. The decrease in 1999 reflects lower levels of intangible assets resulting from the Household Bank branded credit card portfolio sales in 1998. The increase in 1998 reflects higher goodwill from our acquisitions of TFS and ACC in 1997.

       Policyholders' benefits were $258.1 million in 1999, $238.2 million in 1998, and $255.9 million in 1997. The increase in the 1999 expense is consistent with the increase in insurance revenues resulting from increased policy sales. The lower expense in 1998 was due to fewer policies in our life insurance business.

       Income taxes. The effective tax rate was 33.1 percent in 1999, 34.4 percent in 1998 (excluding merger and integration related costs and the gain on sale of Beneficial Canada) and 33.0 percent in 1997.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 37 - 1999 Annual Report

Credit Quality

     Delinquency and Chargeoffs    Our delinquency and net chargeoff ratios
     reflect, among other factors, the quality of receivables, the average age of our loans, the success of our collection efforts and general economic conditions. The levels of personal bankruptcies also have a direct effect on the asset quality of our overall portfolio and others in our industry.

       We track delinquency and chargeoff levels on an owned and a managed basis. We apply the same credit and portfolio management procedures to both our owned and off-balance sheet portfolios. Our focus is to use risk-based pricing and effective collection efforts for each loan. We have a process which we believe gives us a reasonable basis for predicting the asset quality of new accounts. This process is based on our experience with numerous marketing, credit and risk management tests. We also believe that our frequent and early contact with delinquent customers is helpful in managing net credit losses. Despite these efforts to manage in the current credit environment, bankruptcies remain an industry-wide issue and are harder to predict.

       During 1999, our delinquency and net chargeoff levels were positively affected by lower bankruptcies but were negatively affected by the continued maturing of our receivables.

       When evaluating credit risk, it is important to also consider risk adjusted revenue because our biggest protection against credit loss is the ability to price for it. Risk adjusted revenue on a managed basis increased to 7.37 percent in 1999 from 6.90 percent in 1998 (excluding the gain on the sale of Beneficial's Canadian operations) and 7.30 percent in 1997. The increase in 1999 was due to the repricings in our MasterCard and Visa portfolio, firmer pricing in the private label portfolio, better pricing in our home equity portfolio as a result of less competition and a lower cost of funds. The decline in 1998 was primarily due to higher chargeoffs which were partially offset by higher net interest margin.

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

     Consumer Two-Month-and-Over Contractual Delinquency Ratios


                                       1999 Quarter End                      1998 Quarter End
                        -------------------------------        ------------------------------
                           4      3         2         1        4        3         2         1
     -----------------------------------------------------------------------------------------
     Managed:
     Home equity        3.27%    3.46%     3.29%     3.54%    3.67%    3.73%     3.55%     3.68%
     Auto finance       2.43     2.26      1.87      1.74     2.29     2.05      1.67      1.84
     MasterCard/Visa    2.78     3.10      3.11      3.61     3.75     3.73      3.30      3.10
     Private label      5.97     6.66      6.62      6.37     6.20     6.55      6.10      6.04
     Other unsecured    8.81     8.57      8.17      7.84     7.94     8.03      7.82      7.72
     ------------------------------------------------------------------------------------------
     Total Managed      4.66%    4.89%     4.72%     4.81%    4.90%    4.96%     4.65%     4.65%
     ==========================================================================================
     Total Owned        4.81%    5.24%     4.96%     5.04%    5.12%    5.23%     4.89%     4.70%
     ==========================================================================================

     Our managed consumer delinquency ratio at year end declined from the third quarter level, reflecting solid improvement in our home equity, MasterCard and Visa and private label portfolios. Our lower domestic MasterCard and Visa delinquency over the past several quarters is the result of run-off associated with our Household Bank branded portfolio, tightened credit extension policies and re-engineered collection efforts. Private label delinquencies benefited from the assimilation of the Beneficial operations. Our improved home equity delinquency reflects the growing percentage of loans in our portfolio on which we hold a first lien position. The increase in our other unsecured delinquency reflects the continued seasoning of our Beneficial unsecured products.

       The decrease in the managed delinquency ratio from a year ago was mainly due to improvement in the home equity and MasterCard and Visa portfolios, as discussed above. MasterCard and Visa delinquency has dropped over $190 million from the prior year quarter. This improvement was partially offset by the continued seasoning of our Beneficial unsecured products.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 38 - 1999 Annual Report
of Financial Condition and
Results of Operations (continued)


       The factors affecting owned delinquency trends are consistent with those described above for our managed portfolio. Owned delinquency by product is comparable to managed except for MasterCard and Visa and other unsecured where owned delinquency is greater due to the retention of receivables on balance sheet that do not meet the eligibility criteria for securitization.

     Consumer Net Chargeoff Ratios


                                         1999 Quarter Annualized                        1998 Quarter Annualized
                         Full Year   --------------------------------   Full Year  ---------------------------------   Full Year
                             1999      4         3        2        1        1998      4         3        2        1        1997
--------------------------------------------------------------------------------------------------------------------------------
     Managed:
     Home equity              .58%   .54%      .58%     .64%     .55%      .63%     .68%      .72%     .52%     .61%        .64%
     Auto finance            4.96   5.43      4.55     4.41     5.45      5.39     5.63      4.89     5.18     5.94        4.60
     MasterCard/Visa         6.66   5.57      6.15     7.30     7.59      5.95     6.61      5.96     5.49     5.78        5.55
     Private label           5.65   5.88      5.60     5.57     5.53      5.65     5.47      5.33     6.05     5.73        4.62
     Other unsecured         6.52   6.98      7.06     5.61     6.36      6.97     6.94      7.50     7.26     6.22        5.48
     --------------------------------------------------------------------------------------------------------------------------
     Total Managed           4.13%  3.96%     4.09%    4.10%    4.37%     4.29%    4.39%     4.33%    4.26%    4.17%       3.84%
     ==========================================================================================================================
     Total Owned             3.67%  3.62%     3.63%    3.54%    3.92%     3.76%    3.85%     3.79%    3.69%    3.68%       3.39%
     ==========================================================================================================================

     Our annualized fourth quarter chargeoff ratio was the lowest level since 1997. During the quarter, we saw continued improvement in our MasterCard and Visa portfolio as our domestic MasterCard and Visa business posted its third consecutive quarter of lower chargeoff. This improvement was partially offset by seasonality in our private label and auto finance portfolios.

       The managed consumer net chargeoff ratio for 1999 improved to 4.13 percent, down from 4.29 percent in 1998, but up from 3.84 percent in 1997. The decrease in 1999 reflected lower home equity, auto finance and other unsecured chargeoffs and a lower chargeoff contribution from our domestic MasterCard and Visa portfolio due to lower average receivables. Our overall MasterCard and Visa chargeoff ratio was up in 1999, reflecting the impact of the repositioning of our Household Bank branded portfolio. The increase in 1998 was the result of higher bankruptcy chargeoffs and the continued seasoning of the private label and other unsecured portfolios.

       The factors affecting owned chargeoff trends are consistent with those described above for our managed portfolio. Owned chargeoff by product is comparable to managed except for MasterCard and Visa, other unsecured and auto finance. Chargeoffs for MasterCard and Visa and other unsecured on an overall basis are higher due to the difference in credit quality and seasoning of the receivables which remain on our balance sheet. Chargeoffs on owned auto finance receivables are lower due to the predominantly unseasoned nature of the receivables which remain on our balance sheet.

     Credit Loss Reserves    We maintain credit loss reserves to cover probable
     losses of principal and interest in both our owned and off-balance sheet portfolios. We estimate losses for consumer receivables based on delin-quency status and past loss experience. For securitized receivables, we also record a provision for estimated probable losses that we expect to incur over the life of the transaction. For commercial loans, we calculate probable losses by using expected amounts and timing of future cash flows to be received on loans. In addition, we provide for general loss reserves on both consumer and commercial receivables to reflect our assessment of portfolio risk factors. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. These estimates are influenced by factors outside of our control, such as economic conditions and consumer payment patterns. As a result, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

      The following table sets forth credit loss reserves for the periods indicated:


     All dollar amounts are stated in millions.
     At December 31                               1999       1998       1997       1996       1995
     ---------------------------------------------------------------------------------------------
     Managed credit loss reserves              $2,666.6   $2,548.1   $2,523.0   $2,109.0   $1,591.5
     Reserves as a % of managed receivables        3.72%      3.99%      3.99%      3.56%      3.12%
     ==============================================================================================
     Owned credit loss reserves                $1,757.0   $1,734.2   $1,642.1   $1,398.4   $1,126.5
     Reserves as a % of owned receivables          3.36%      3.92%      4.25%      3.64%      3.22%
     ==============================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 39 - 1999 Annual Report


       The changes in credit loss reserves reflect the impact of a growing percentage of secured loans, the 1998 sale of credit card receivables, continued runoff of our Household Bank branded MasterCard and Visa portfolio and improving delinquency, chargeoff, and bankruptcy trends. Home equity receivables, which have a significantly lower chargeoff rate than unsecured receivables, represent 37.5 percent of our total managed receivables and 47.2 percent of our total owned receivables at December 31, 1999 compared to 34.9 percent and 42.3 percent, respectively, in 1998. Prior to the 1998 repositioning of our MasterCard and Visa business, unsecured receivables represented a higher percentage of our portfolio and drove the increasing reserve ratios. The change in portfolio mix in 1999 is important because the loss severity for home equity loans is significantly less than that for unsecured products, such as credit cards.

     Geographic Concentrations    The state of California accounts for 17
     percent of our managed domestic consumer portfolio and is the only state with more than 10 percent of this portfolio. Because of our centralized underwriting collections and processing functions, we can quickly change our credit standards and intensify collection efforts in specific locations.

       Our foreign consumer operations located in the United Kingdom and Canada accounted for 9 and 2 percent, respectively, of managed consumer receivables at December 31, 1999.


     Nonperforming Assets

     All dollar amounts are stated in millions.
     At December 31                                                                        1999       1998       1997
     ----------------------------------------------------------------------------------------------------------------
     Nonaccrual managed receivables                                                    $1,912.6   $1,439.2   $1,364.9
     Accruing managed consumer receivables 90 or more days delinquent                     739.9      874.6      807.8
     Renegotiated commercial loans                                                         12.3       12.3       12.4
     ----------------------------------------------------------------------------------------------------------------
     Total nonperforming managed receivables                                            2,664.8    2,326.1    2,185.1
     Real estate owned                                                                    271.5      253.9      212.8
     ----------------------------------------------------------------------------------------------------------------
     Total nonperforming managed assets                                                $2,936.3   $2,580.0   $2,397.9
     ================================================================================================================
     Managed credit loss reserves as a percent of nonperforming managed receivables       100.1%     109.5%     115.5%
     ----------------------------------------------------------------------------------------------------------------

Liquidity and Capital Resources

     Our subsidiaries use cash to originate loans, purchase loans or investment securities and acquire businesses. Their main sources of cash are the collection of receivable balances, maturities or sales of investment securities, proceeds from the issuance of debt, deposits, securitization of consumer receivables, and cash provided by operations. Our liquidity strategy continues to be conservative.

       In managing capital, we develop targets for the ratio of equity to managed assets based on discussions with rating agencies, reviews of regulatory requirements and competitor capital positions, credit loss reserve strength, risks inherent in the projected operating environment and acquisition objectives. We also specifically consider the level of intangibles arising from completed acquisitions. To protect debt investors, targets are set for each legal entity that raises funds. These targets include capital levels against both on-balance sheet assets and our off-balance sheet portfolio.

      Consolidated capital ratios were consistent with our targets and were as follows:


At December 31                                                      1999    1998
     ---------------------------------------------------------------------------
     Tangible equity to tangible managed assets                     6.96%   7.11%
     Total shareholders' equity/1/ as a percent of owned assets    11.51   12.78
     Total shareholders' equity/1/ as a percent of managed assets   8.72    9.31
     ---------------------------------------------------------------------------
     /1/Includes trust preferred securities.
     ---------------------------------------------------------------------------

     Parent Company    Household International, Inc. is the holding or parent
     company that owns the outstanding stock of its subsidiaries. The parent company's main sources of funds are cash received from its subsidiaries in the form of dividends and intercompany borrowings. The parent company received dividends from its subsidiaries of $1.2 billion in 1999 and $1.1 billion in 1998. In addition, the parent company receives cash from third parties

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 40 - 1999 Annual Report
of Financial Condition and
Results of Operations (continued)


     by issuing debt and common stock. This includes commercial paper totaling $397.7 million at December 31, 1999 and $315.6 million at December 31, 1998 that was sold through an in-house sales force. At December 31, 1999, the parent company had $400 million in committed back-up lines of credit that it can use on short notice. These lines are available either to the parent company or its subsidiary, Household Finance Corporation ("HFC"). None of these back-up lines were utilized in 1999. These lines of credit expire in 2003 and do not contain material adverse change clauses that could restrict availability. The only financial covenant contained in the terms of the parent company's credit agreements is that we must maintain minimum shareholders' equity of $2.0 billion.

       The parent company has a number of obligations to meet with its available cash. It must be able to service its debt and meet the capital needs of its subsidiaries. It also must pay dividends on its preferred stock and may pay dividends to its common stockholders. The parent company made capital contributions of $16 million to subsidiaries in 1999 and $598 million in 1998. The parent company paid $332.1 million in common and preferred dividends to shareholders in 1999 and $256.5 million in 1998. Beneficial paid cash dividends of $61.8 million in 1998. The parent company anticipates its common stock dividend payout ratio in 1999 to be comparable to prior years.

       On March 9, 1999, our Board of Directors authorized the repurchase of up to $2 billion of our outstanding common shares. Purchases will occur in the open market from time to time over a 24 month period from the date of the announcement, depending upon market conditions, other investment opportunities for growth and capital targets. During 1999, 16.8 million shares were repurchased under this program for a total of $712.9 million. We also repurchased 5.0 million shares of our common stock prior to March 9, 1999 and 10.5 million shares during 1998 to fund various employee benefit programs.

       Treasury stock activity during 1999 also included approximately 1.6 million shares withheld to cover taxes associated with the exercise of stock options by former Beneficial employees.

       During 1998, we issued 168.4 million shares of common stock and three series of preferred stock in connection with the Beneficial merger. We also repurchased approximately $1.1 billion of senior and senior subordinated debt in order to better align the asset/liability position of the combined company. These debt repurchases were funded with senior debt and other borrowings. Also, cash payments of approximately $709 million for merger and integration related costs were funded through existing operations.

       In October 1998, we redeemed, at par, all outstanding shares of our 7.35% Preferred Stock, Series 1993-A, for $25 per depositary share plus accrued and unpaid dividends. In March 1998, a subsidiary trust issued $200 million of company obligated mandatorily redeemable preferred securities.

     Subsidiaries    We have three major subsidiaries: HFC, including its
     wholly-owned subsidiary, Beneficial; Household Bank, f.s.b. ("the Bank"); and Household Global Funding ("Global"). These subsidiaries use cash to originate loans, purchase loans or investment securities or acquire businesses. Their main sources of cash are the collection of receivable balances, maturities or sales of investment securities, proceeds from the issuance of debt and deposits and from the securitization of receivables, capital contributions from the parent company, and cash provided by operations.

     HFC    HFC funds its operations by issuing commercial paper, medium-term debt, and long-term debt primarily to wholesale investors; securitizing consumer receivables; and receiving capital contributions from its parent. HFC's outstanding commercial paper totaled $8.1 billion at December 31, 1999 and $7.1 billion at December 31, 1998. HFC markets its commercial paper through an in-house sales force. HFC actively manages the level of commercial paper outstanding to ensure availability to core investors and proper use of any excess capacity within internally established targets.

       HFC markets domestic medium-term notes through investment banks and its in-house sales force. A total of $4.0 billion domestic medium-term notes was issued in 1999. To obtain a broader investment base, HFC and its subsidiary, Household Bank (Nevada) N.A., a credit card bank issuing non-GM cards, periodically issue medium-term notes in foreign markets. During 1999, $203 million in medium-term notes were issued in these foreign markets compared with $2.1 billion in 1998. In order to eliminate future foreign exchange risk, currency swaps were used to convert the notes to U.S. dollars at the time of issuance. During 1999, HFC also issued $5.1 billion of long-term debt with a weighted average original maturity of 7.07 years. These long-term issuances lengthened the term of HFC's funding, reduced reliance on commercial paper and securitizations, and preserved liquidity.

            HFC had committed back-up lines of credit totaling $9.0 billion at December 31, 1999, of which $400 million were also available to its parent company. None of these back-up lines were used in 1999. In addition, none of these lines contained a material adverse change clause which could restrict availability. Our back-up lines

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 41 - 1999 Annual Report


     expire on various dates from 2000 through 2004. The most restrictive financial covenant contained in the terms of HFC's credit agreements is the maintenance of minimum shareholder's equity of $3.0 billion.

     The Bank    The Bank primarily uses wholesale funding for its operations.
     These sources include securitizations of credit card receivables, domestic and European medium-term notes, certificates of deposit and Federal funds borrowings. The Bank also receives cash through the collection of receivable balances. The Bank's major use of cash is the purchase or origination of receivables. The Bank also temporarily funds the RAL program under its agreement with an affiliate. RAL loans are sold at par to an affiliate within two days of origination with no recourse to the Bank.

       During 1999, the Bank issued $3.1 billion in time certificates of deposit obtained through national brokerage firms as this source of funding was more cost effective than other funding sources. The Bank also issued $574 million of medium-term notes, of which $529 million was Euro-denominated notes during 1999. In order to eliminate future foreign exchange risk, currency swaps were used to convert the notes to U.S. dollars at the time of issuance.

       The Bank is subject to the capital adequacy guidelines adopted by the Office of Thrift Supervision. At December 31, 1999, the leverage, tier 1 and total risk-based capital ratio levels for a "well capitalized" institution were 5.0, 6.0 and 10.0 percent, respectively. The Bank's ratios for each of these categories at December 31, 1999 were 7.04, 8.08 and 10.59 percent, respectively.

     Global    We have foreign subsidiaries located in the United Kingdom and
     Canada. Global was formed to combine ownership of these businesses. Global's assets were $7.9 billion at year-end 1999. Consolidated shareholders' equity reflects the effect of translating our foreign subsidiaries' assets, liabilities and operating results from their local currency into U.S. dollars. We have entered into foreign exchange contracts to hedge portions of our investment in foreign subsidiaries. We believe that the potential loss in net income associated with a 10 percent adverse change in the British pound/US dollar or Canadian dollar/US dollar exchange rates would not be material to us.

       Each foreign subsidiary conducts its operations using its local currency. While each foreign subsidiary usually borrows funds in its local currency, both our United Kingdom and Canadian subsidiaries have borrowed funds directly in the United States capital markets. This allowed the subsidiaries to achieve a lower cost of funds than that available at that time in their local markets. These borrowings were converted from U.S. dollars to their local currencies using currency swaps at the time of issuance. Net realized gains and losses in foreign currency swap transactions were not material to our results of operations or financial position in any of the years presented.

       Our United Kingdom operation is funded with wholesale deposits, short and intermediate-term bank lines of credit, long-term debt and securitizations of receivables. Deposits at both year-end 1999 and 1998 were $1.2 billion. Borrowings from bank lines of credit at year-end 1999 were $903.1 million compared with $1.4 billion a year ago. Long-term debt at year-end 1999 was $2.5 billion compared with $1.8 billion a year earlier.

       At December 31, 1999, $2.7 billion of the United Kingdom's total debt was guaranteed by the parent company and $1.8 billion was guaranteed by HFC for a fee. Committed back-up lines of credit for the United Kingdom were approximately $3.2 billion at December 31, 1999. These lines have varying maturities from 2000 through 2006.

       Our Canadian operation is funded with commercial paper, intermediate and long-term debt. Intermediate and long-term debt totaled $685.7 million at year-end 1999 compared with $575.1 million a year ago. Committed back-up lines of credit for Canada were approximately $444.7 million at December 31, 1999. At December 31, 1999, $.4 billion of the Canadian subsidiary's total debt was guaranteed by the parent company and $.6 billion was guaranteed by HFC.

     Investment Ratings    At December 31, 1999, the long-term debt of the
     parent company, HFC, Beneficial, the Bank, and the preferred stock of the parent company have been assigned an investment grade rating by four nationally recognized statistical rating agencies. These agencies include the commercial paper of HFC in their highest rating category. Three of these agencies also include the parent company's commercial paper in their highest rating category. With our back-up lines of credit and securitization programs, we believe we have sufficient funding capacity to refinance maturing debts and fund our growth.

     Capital Expenditures    During 1999 we made $140 million in capital
     expenditures compared to the prior-year level of $135 million.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Discussion and Analysis                 Pg. 42 - 1999 Annual Report
of Financial Condition and
Results of Operations (continued)


Asset Securitizations

     Securitizations of consumer receivables have been, and will continue to be, a source of liquidity for HFC, the Bank and the United Kingdom subsidiary. We believe the market for securities issued by an investment grade issuer and backed by receivables is a reliable and cost-effective source of funds.

       The following table summarizes the composition of receivables securitized (excluding replenishments of certificate holder interests) during the year:

     In billions.                  1999       1998       1997
-------------------------------------------------------------
     MasterCard/Visa              $ 1.8      $ 1.3      $ 4.1
     Auto finance                   1.4         .8          -
     Home equity                      -          -        1.6
     Private label                   .5          -         .7
     Other unsecured                1.5        1.5        1.9
-------------------------------------------------------------
     Total                        $ 5.2      $ 3.6      $ 8.3
=============================================================

      The following table summarizes the expected amortization of our securitizations by type:

     In millions.
     At December 31, 1999           2000         2001         2002         2003       2004     Thereafter         Total
-----------------------------------------------------------------------------------------------------------------------
     Home equity                $1,004.9     $  599.9     $  361.0     $  307.8          -              -     $ 2,273.6
     Auto finance                  713.6        533.3        350.8        208.6          -              -       1,806.3
     MasterCard/Visa             3,092.8      3,045.4      2,368.9        971.6          -              -       9,478.7
     Private label                 162.5        487.5        208.3        291.7          -              -       1,150.0
     Other unsecured             1,828.6      1,064.6        706.0        783.2     $227.0         $120.9       4,730.3
-----------------------------------------------------------------------------------------------------------------------
     Total                      $6,802.4     $5,730.7     $3,995.0     $2,562.9     $227.0         $120.9     $19,438.9
=======================================================================================================================

     At December 31, 1999, the expected weighted average remaining life of these transactions was 1.7 years.

       For MasterCard and Visa and private label securitizations, the issued securities may pay off sooner than originally scheduled if certain events occur. One example of such an event is if the annualized portfolio yield (defined as the sum of finance income and applicable fees, less net chargeoffs) for a certain period drops below a base rate (generally equal to the sum of the rate paid to the investors and the servicing fee). For home equity and other unsecured securitizations, early pay off of the securities begins if the annualized portfolio yield falls below various limits, or if certain other events occur. We do not presently believe that any early payoff will take place. If early payoff occurred, our funding requirements would increase. These additional requirements could be met through securitizations, issuance of various types of debt or borrowings under existing back-up lines of credit. We believe we would continue to have more than adequate sources of funds if an early payoff event occurred.

       At December 31, 1999, HFC and the Bank have facilities with commercial banks under which they may securitize up to $9.6 billion of receivables. These facilities are renewable on an annual basis. At December 31, 1999, $9.4 billion of receivables were securitized under these programs. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.

Year 2000

     We completed the Year 2000 conversion and testing of our mission-critical internally developed and non-internally developed systems in the first half of 1999. We implemented changes and tested these systems over the remainder of the year. We have not experienced any significant Year 2000 delays or interruptions in our operations, and will maintain our contingency plans for the near term in case such a delay or interruption should occur in the future. The actual cost for Year 2000 compliance through December 31, 1999 did not exceed our estimate of $20 million after-tax.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 43 - 1999 Annual Report


Risk Management

     We have a comprehensive program to address potential financial risks, such as interest rate, counterparty and currency risk. The Finance Committee of the Board of Directors sets acceptable limits for each of these risks annually and reviews the limits semi-annually.

       Interest rate risk is defined as the impact of changes in market interest rates on our earnings. We utilize simulation models to measure the impact on net interest margin of changes in interest rates. The key assumptions used in this model include the rate at which we expect our loans to pay off, loan volumes and pricing, cash flows from derivative financial instruments and changes in market conditions. The assumptions we make are based on our best estimates of actual conditions. The model cannot precisely predict the actual impact of changes in interest rates on net income because these assumptions are highly uncertain. At December 31, 1999, our interest rate risk levels were substantially below those allowed by our existing policy.

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

       At December 31, 1999, we managed approximately $30 billion of receivables that have variable interest rates, including credit card, home equity and other unsecured products. These receivables have been funded with $10.8 billion of short-term debt, with the remainder funded by intermediate and long-term liabilities. This position exposes us to interest rate risk. We primarily use interest rate swaps to alter our exposure to interest rate risk. These transactions have no impact on liquidity risk. Interest rate swaps also are used sometimes to synthetically alter our exposure to basis risk. This type of risk exists because the pricing of some of our assets is tied to the prime rate, while the funding for these assets is tied to LIBOR. The prime rate and LIBOR react differently to changes in market interest rates; that is, the prime rate does not change as quickly as LIBOR. We assign all of our synthetic alteration and hedge transactions to specific groups of assets, liabilities or off-balance sheet items.

       The economic risk related to our interest rate swap portfolio is minimal. The face amount of a swap transaction is referred to as the notional amount. The notional amount is used to determine the interest payment to be paid by each counterparty, but does not result in an exchange of principal payments.

       Our primary exposure on our interest rate swap portfolio is the risk that the counterparty does not pay us the money they owe us. We protect ourselves against counterparty risk in several ways. Counterparty limits have been set and are closely monitored as part of the overall risk management process. These limits ensure that we do not have significant exposure to any individual counterparty. Based on peak exposure at December 31, 1999, about 91 percent of our derivative counterparties were rated AA-or better. (Substantially all of our derivative counterparties are rated A+ or better.) We have never suffered a loss due to counterparty failure. Certain swap agreements that we have entered into require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level.

       We also use interest rate futures and purchased put and call options to reduce interest rate risk. We use these instruments to hedge interest rate changes on our variable rate assets and liabilities. For example, short-term borrowings expose us to interest rate risk because the interest rate we must pay to others may change faster than the rate we receive from borrowers on the asset our borrowings are funding. Futures and options are used to fix our interest cost on these borrowings at a desired rate and are held until the interest rate on the variable rate asset or liability changes. We then terminate, or close out, the contracts. These terminations are necessary because the date the interest rate changes is usually not the same as the expiration date of the futures contract or option.

       At December 31, 1999 and 1998, we estimated that our after-tax earnings would decline by about $81 and $43 million, respectively, following a gradual 200 basis point increase in interest rates over a twelve month period and would increase by about $80 and $40 million, respectively, following a gradual 200 basis point decrease in interest rates. These estimates assume we would not take any corrective action to lessen the impact and, therefore, exceed what most likely would occur if rates were to change.

       We enter into currency swaps in order to minimize currency risk. Currency risk results from changes in the value of underlying foreign denominated assets or liabilities. These swaps convert both principal and interest payments on debt issued from one currency to another. For example, we may issue Euro-denominated debt and then execute a currency swap to convert the obligation to U.S. dollars.

       See Note 8 to the accompanying consolidated financial statements, "Derivative Financial Instruments and Other Financial Instruments With Off-Balance Sheet Risk," for additional information related to interest rate risk management and Note 12, "Fair Value of Financial Instruments," for information regarding the fair value of certain financial instruments.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Glossary of Terms                                    Pg. 44 - 1999 Annual Report


Acquired Intangibles and Goodwill-Intangible assets reflected on our consolidated balance sheet resulting from the market value premium attributable to our credit card accounts in excess of the aggregate outstanding managed credit card loans acquired. Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations.

Affinity Credit Card-A MasterCard or Visa account jointly sponsored by the issuer of the card and an organization whose members share a common interest (e.g., the AFL-CIO Union Privilege Credit Card Program).

Asset Securitization-The process where interests in a pool of financial assets, such as credit card or home equity receivables, are sold to investors. Typically, the receivables are sold to a trust that issues interests that are sold to investors.

Auto Finance Loans-Closed-end loans secured by a first lien on a vehicle.

Co-Branded Credit Card-A MasterCard or Visa account that is jointly sponsored by the issuer of the card and another corporation. (e.g., the GM Card) The account holder typically receives some form of added benefit for using the card.

Common Dividend Payout Ratio-Dividends declared per share divided by net income per share.

Consumer Net Chargeoff Ratio-Net chargeoffs of receivables divided by average receivables outstanding.

Contractual Delinquency-A method of determining delinquent accounts based on the contractual terms of the original loan agreement.

Core Receivables-Managed receivables, excluding commercial, first mortgage, student loan and receivables relating to Beneficial's disposed Canadian and German operations.

Fee Income-Income associated with interchange on credit cards and annual, late and other fees and from the origination or acquisition of loans.

Foreign Exchange Contract-A contract used to minimize our exposure to changes in foreign currency exchange rates.

Futures Contract-An exchange-traded contract to buy or sell a stated amount of a financial instrument or index at a specified future date and price.

Home Equity Loan-Closed-end loans and revolving lines of credit secured by first or second liens on residential real estate.

Interchange Fees-Fees received for processing a credit card transaction through the MasterCard or Visa network.

Interest Rate Swap-Contract between two parties to exchange interest payments on a stated principal amount (notional principal) for a specified period. Typically, one party makes fixed rate payments, while the other party makes payments using a variable rate.

LIBOR-London Interbank Offered Rate. A widely-quoted market rate which is frequently the index used to determine the rate at which we borrow funds.

Liquidity-A measure of how quickly we can convert assets to cash or raise additional cash by issuing debt.

Managed Basis-Method of reporting whereby net interest margin, other revenues and credit losses on securitized receivables are reported as if those receivables were still held on our balance sheet.

Managed Efficiency Ratio-Ratio of operating expenses to managed net interest margin and other revenues less policyholders' benefits. The normalized efficiency ratio excludes nonrecurring gains, losses and charges.

Managed Net Interest Margin-Interest income from managed receivables and noninsurance investment securities reduced by interest expense.

Managed Receivables-The sum of receivables on our balance sheet and those that we service for investors as part of our asset securitization program.

MasterCard and Visa Receivables-Receivables generated through customer usage of MasterCard and Visa credit cards.

Nonaccrual Loans-Loans on which we no longer accrue interest because ultimate collection is unlikely.

Non-prime Accounts-Accounts held by individuals with low credit ratings caused by occasional delinquencies, prior charge-offs, or other credit blemishes. These accounts generally are charged higher interest rates and fees to compensate for the additional risk.

Options-A contract giving the owner the right, but not the obligation, to buy or sell a specified item at a fixed price for a specified period.

Other Unsecured Receivables-Unsecured lines of credit or closed-end loans made to individuals.

Over-the-Life Reserves-Credit loss reserves established for securitized receivables to cover the estimated probable losses we expect to incur over the life of the transaction.

Owned Receivables-Receivables held on our balance sheet.

Private Label Credit Card-A line of credit made available to customers of retail merchants evidenced by a credit card bearing the merchant's name.

Promotional Account-A private label credit card account that allows for limited or deferred interest and/or principal payments for a certain period.

Refund Anticipation Loan ("RAL") Program-A cooperative program with H&R Block Tax Services, Inc. and certain of its franchises, along with other independent tax preparers, to provide loans to customers entitled to tax refunds and who electronically file their returns with the Internal Revenue Service.

Receivables Serviced with Limited Recourse-Receivables we have securitized and for which we have some level of potential loss if defaults occur.

Return on Assets-Net income divided by average owned assets.

Return on Average Common Shareholders' Equity-Net income less dividends on preferred stock divided by average common shareholders' equity.

Return on Managed Assets-Net income divided by average managed assets.

Risk Adjusted Revenue-Managed net interest margin plus other revenues less securitization income and managed net chargeoffs divided by average managed interest earning assets.

Synthetic Alteration-Process by which derivative financial instruments are used to alter the risk characteristics of an asset, liability or off-balance sheet item.

Total Shareholders' Equity-Includes company obligated mandatorily redeemable preferred securities of subsidiary trusts, preferred stock and common shareholders' equity.

                                  Household International, Inc. and Subsidiaries
     ---------------------------------------------------------------------------
Credit Quality Statistics                            Pg. 45 - 1999 Annual Report


     All dollar amounts are stated in millions.
     At December 31, unless otherwise indicated.                           1999       1998       1997        1996       1995
     -----------------------------------------------------------------------------------------------------------------------
Managed Two-Month-and-Over Contractual Delinquency Ratios
     Home equity                                                           3.27%      3.67%      3.69%       3.04%      2.76%
     Auto finance/1/                                                       2.43       2.29       2.09           -          -
     MasterCard/Visa                                                       2.78       3.75       3.10        2.73       2.19
     Private label                                                         5.97       6.20       5.81        4.60       3.93
     Other unsecured                                                       8.81       7.94       7.81        6.21       5.68
     -----------------------------------------------------------------------------------------------------------------------
     Total consumer                                                        4.66%      4.90%      4.64%       3.92%      3.36%
     -----------------------------------------------------------------------------------------------------------------------
Ratio of Net Chargeoffs to Average Managed Receivables for the Year
     Home equity                                                            .58%       .63%       .64%        .60%       .64%
     Auto finance/1/                                                       4.96       5.39       4.60           -          -
     MasterCard/Visa                                                       6.66       5.95       5.55        4.54       4.12
     Private label                                                         5.65       5.65       4.62        3.42       3.75
     Other unsecured                                                       6.52       6.97       5.48        4.29       3.60
     -----------------------------------------------------------------------------------------------------------------------
     Total consumer loan products                                          4.13       4.29       3.84        2.96       2.51
     Commercial                                                             .93        .52       1.66         .92       2.10
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                                 4.09%      4.24%      3.80%       2.92%      2.49%
     -----------------------------------------------------------------------------------------------------------------------
Nonaccrual Owned Receivables
     Domestic:
       Home equity                                                     $  532.5   $  486.5   $  378.4    $  198.3   $  205.8
       Auto finance/1/                                                     24.9       23.3          -           -          -
       Private label                                                       58.1       29.0       25.0        22.5       58.3
       Other unsecured                                                    545.8      297.9      283.6       240.6      245.2
     Foreign                                                              236.7      178.3      189.1       177.4      169.2
     -----------------------------------------------------------------------------------------------------------------------
     Total core consumer loan products                                  1,398.0    1,015.0      876.1       638.8      678.5
     Commercial and other                                                  46.6       49.1       62.9       110.0      186.4
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                             $1,444.6   $1,064.1   $  939.0    $  748.8   $  864.9
     -----------------------------------------------------------------------------------------------------------------------
Nonaccrual Managed Receivables
     Domestic:
       Home equity                                                     $  626.9   $  550.8   $  492.1    $  315.7   $  310.8
       Auto finance/1/                                                     73.9       40.3          -           -          -
       Private label                                                       58.1       29.0       25.0        22.5       80.4
       Other unsecured                                                    828.8      559.5      565.2       399.1      295.0
     Foreign                                                              278.3      210.5      219.7       198.8      179.3
     -----------------------------------------------------------------------------------------------------------------------
     Total core consumer loan products                                  1,866.0    1,390.1    1,302.0       936.1      865.5
     Commercial and other                                                  46.6       49.1       62.9       110.0      186.4
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                             $1,912.6   $1,439.2   $1,364.9    $1,046.1   $1,051.9
     -----------------------------------------------------------------------------------------------------------------------
Accruing Owned Receivables 90 or More Days Delinquent/2/
     Domestic                                                          $  526.9   $  630.6   $  468.3    $  415.9   $  181.1
     Foreign                                                               23.5       21.8       31.3        23.8       12.2
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                             $  550.4   $  652.4   $  499.6    $  439.7   $  193.3
     -----------------------------------------------------------------------------------------------------------------------
Accruing Managed Receivables 90 or More Days Delinquent/2/
     Domestic                                                          $  716.4   $  852.8   $  776.5    $  621.7   $  308.1
     Foreign                                                               23.5       21.8       31.3        23.8       12.2
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                             $  739.9   $  874.6   $  807.8    $  645.5   $  320.3
     -----------------------------------------------------------------------------------------------------------------------
Renegotiated Commercial Loans                                          $   12.3   $   12.3   $   12.4    $   12.9   $   21.2
     -----------------------------------------------------------------------------------------------------------------------
Real Estate Owned
     Domestic                                                          $  268.1   $  249.5   $  200.0    $  217.2   $  208.4
     Foreign                                                                3.4        4.4       12.8        19.6       29.3
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                             $  271.5   $  253.9   $  212.8    $  236.8   $  237.7
     =======================================================================================================================

     /1/Prior to the acquisition of ACC in the fourth quarter of 1997, credit quality statistics for auto finance receivables were not significant and were included in other unsecured receivables.

     /2/Includes MasterCard and Visa and private label credit card receivables, consistent with industry practice. There were no commercial loans 90 or more days past due which remained on accrual status.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Analysis of Credit Loss Reserves Activity-           Pg. 46 - 1999 Annual Report
Owned Receivables


     All dollar amounts are stated in millions.               1999          1998          1997          1996         1995
-------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Owned Receivables
  at January 1                                           $ 1,734.2     $ 1,642.1     $ 1,398.4     $ 1,126.5    $   877.6
-------------------------------------------------------------------------------------------------------------------------
Provision for Credit Losses-Owned Receivables              1,716.4       1,516.8       1,493.0       1,144.2      1,025.1
-------------------------------------------------------------------------------------------------------------------------
Owned Receivables Charged Off
     Domestic:
        Home equity                                         (103.8)        (82.8)        (46.3)        (47.1)       (45.7)
        Auto finance/1/                                      (39.4)        (29.7)         (6.4)            -            -
        MasterCard/Visa                                     (477.8)       (454.1)       (415.8)       (270.0)      (260.0)
        Private label                                       (547.7)       (471.4)       (407.9)       (238.6)      (175.5)
        Other unsecured                                     (534.6)       (464.4)       (384.6)       (374.7)      (328.1)
     Foreign                                                (233.9)       (206.4)       (197.6)       (172.2)      (160.5)
     --------------------------------------------------------------------------------------------------------------------
     Total core consumer loan products                    (1,937.2)     (1,708.8)     (1,458.6)     (1,102.6)      (969.8)
     Commercial and other                                    (10.1)         (7.5)        (26.8)        (24.0)       (47.6)
     --------------------------------------------------------------------------------------------------------------------
     Total owned receivables charged off                  (1,947.3)     (1,716.3)     (1,485.4)     (1,126.6)    (1,017.4)
-------------------------------------------------------------------------------------------------------------------------
Recoveries on Owned Receivables
     Domestic:
        Home equity                                            7.5           2.6           3.0           2.6          3.3
        Auto finance/1/                                        1.2            .8            .3             -            -
        MasterCard/Visa                                       34.7          33.3          46.9          17.2         19.8
        Private label                                         74.3          56.8          47.4          24.8         24.1
        Other unsecured                                       45.3          36.7          38.0          70.7         74.5
     Foreign                                                  46.6          43.2          50.9          43.9         36.7
     --------------------------------------------------------------------------------------------------------------------
     Total core consumer loan products                       209.6         173.4         186.5         159.2        158.4
     Commercial and other                                       .3           2.2           3.3           6.9          5.1
     --------------------------------------------------------------------------------------------------------------------
     Total recoveries on owned receivables                   209.9         175.6         189.8         166.1        163.5
     Portfolio acquisitions, net                              43.8         116.0          46.3          88.2         77.7
-------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Owned Receivables
  at December 31                                         $ 1,757.0     $ 1,734.2     $ 1,642.1     $ 1,398.4    $ 1,126.5
-------------------------------------------------------------------------------------------------------------------------
Ratio of Credit Loss Reserves to Owned Receivables
     Consumer                                                 3.30%         3.85%         4.12%         3.37%        2.89%
     Commercial                                               7.70          8.34          9.14         13.44        11.07
     --------------------------------------------------------------------------------------------------------------------
     Total                                                    3.36%         3.92%         4.25%         3.64%        3.22%
-------------------------------------------------------------------------------------------------------------------------
Ratio of Credit Loss Reserves to Owned
  Nonperforming Loans
     Consumer                                                 86.9%         99.3%        110.5%        111.6%       106.7%
     Commercial                                              116.8         139.0         200.7         191.2         91.8
     --------------------------------------------------------------------------------------------------------------------
     Total                                                    87.5%        100.3%        113.2%        116.4%       104.4%
     ====================================================================================================================

     /1/Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Analysis of Credit Loss Reserves Activity-           Pg. 47 - 1999 Annual Report
Managed Receivables


     All dollar amounts are stated in millions.                 1999          1998          1997          1996          1995
----------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables
  at January 1                                             $ 2,548.1     $ 2,523.0     $ 2,109.0     $ 1,591.5     $ 1,219.2
----------------------------------------------------------------------------------------------------------------------------
Provision for Credit Losses-Managed Receivables              2,781.8       2,716.0       2,620.6       2,033.3       1,538.7
----------------------------------------------------------------------------------------------------------------------------
Managed Receivables Charged Off
     Domestic:
        Home equity                                           (134.1)       (118.8)       (106.3)        (86.4)        (92.4)
        Auto finance/1/                                       (120.4)        (70.0)        (13.6)            -             -
        MasterCard/Visa                                     (1,020.8)     (1,166.2)     (1,106.7)       (771.3)       (563.7)
        Private label                                         (598.3)       (544.3)       (436.0)       (269.9)       (232.9)
        Other unsecured                                       (821.6)       (797.9)       (639.8)       (465.7)       (332.5)
     Foreign                                                  (281.4)       (250.0)       (225.8)       (186.6)       (160.5)
     -----------------------------------------------------------------------------------------------------------------------
     Total core consumer loan products                      (2,976.6)     (2,947.2)     (2,528.2)     (1,779.9)     (1,382.0)
     Commercial and other                                      (10.0)         (7.5)        (26.8)        (24.0)        (47.6)
     -----------------------------------------------------------------------------------------------------------------------
     Total managed receivables charged off                  (2,986.6)     (2,954.7)     (2,555.0)     (1,803.9)     (1,429.6)
----------------------------------------------------------------------------------------------------------------------------
Recoveries on Managed Receivables
     Domestic:
        Home equity                                              7.5           4.4           5.8           2.8           3.6
        Auto finance/1/                                          2.8           2.1            .6             -             -
        MasterCard/Visa                                         68.4          82.0          94.8          42.5          33.6
        Private label                                           77.0          65.0          50.0          28.2          29.4
        Other unsecured                                         61.2          51.6          50.3          75.5          74.4
     Foreign                                                    54.1          47.2          52.8          44.4          36.7
     -----------------------------------------------------------------------------------------------------------------------
     Total core consumer loan products                         271.0         252.3         254.3         193.4         177.7
     Commercial and other                                         .3           2.2           3.3           6.9           5.1
     -----------------------------------------------------------------------------------------------------------------------
     Total recoveries on managed receivables                   271.3         254.5         257.6         200.3         182.8
     Portfolio acquisitions, net                                52.0           9.3          90.8          87.8          80.4
----------------------------------------------------------------------------------------------------------------------------
Total Credit Loss Reserves for Managed Receivables
  at December 31                                           $ 2,666.6     $ 2,548.1     $ 2,523.0     $ 2,109.0     $ 1,591.5
----------------------------------------------------------------------------------------------------------------------------
Ratio of Credit Loss Reserves to Managed Receivables
     Consumer                                                   3.68%         3.94%         3.92%         3.38%         2.90%
     Commercial                                                 7.70          8.34          9.14         13.44         11.07
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                      3.72%         3.99%         3.99%         3.56%         3.12%
----------------------------------------------------------------------------------------------------------------------------
Ratio of Credit Loss Reserves to Managed
 Nonperforming Loans
     Consumer                                                   98.8%        109.0%        113.7%        120.7%        117.3%
     Commercial                                                116.8         139.0         200.7         191.2          91.8
     -----------------------------------------------------------------------------------------------------------------------
     Total                                                     100.1%        109.5%        115.5%        123.7%        114.2%
============================================================================================================================

     /1/Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Net Interest Margin-1999 Compared to 1998            Pg. 48 - 1999 Annual Report
(Owned Basis)


                                                                                 Finance and
                                                                            Interest Income/             Increase/(Decrease) Due to:
                            Average Outstanding/2/     Average Rate         Interest Expense   -------------------------------------
All dollar amounts are      ----------------------    -------------     --------------------                   Volume           Rate
stated in millions.               1999        1998    1999     1998         1999        1998   Variance   Variance/3/    Variance/3/
------------------------------------------------------------------------------------------------------------------------------------
Receivables:
  Home equity                $21,679.1   $16,233.4    11.6%    11.8%    $2,513.1    $1,909.8     $603.3       $ 631.7        $(28.4)
  Auto finance                 1,119.8       702.8    18.6     19.6        207.8       137.5       70.3          77.7          (7.4)
  MasterCard/Visa              6,270.8     7,473.4    12.3     10.7        768.3       796.4      (28.1)       (138.1)        110.0
  Private label                9,486.2     8,783.3    13.6     14.0      1,289.8     1,226.0       63.8          96.2         (32.7)
  Other unsecured              8,434.9     7,411.3    20.0     19.9      1,705.4     1,476.5      228.9         210.2          19.6
  Commercial and other           809.6     1,101.0     8.0      5.3         65.1        58.0        7.1         (20.2)         27.3
------------------------------------------------------------------------------------------------------------------------------------
Total receivables            $47,800.4   $41,705.2    13.6%    13.4%    $6,549.5    $5,604.2     $945.3       $ 841.8        $104.2
Noninsurance investments         975.0     1,106.3              5.2         33.4        57.1      (23.7)        (15.6)         (8.1)
===================================================================================================================================
Total interest-earning
  assets
  (excluding insurance
  investments)               $48,775.4   $42,811.5    13.5%    13.2%    $6,582.9    $5,661.3     $921.6       $ 802.8        $118.8
Insurance investments          2,596.9     2,459.1
Other assets                   4,938.1     5,203.1
-----------------------------------------------------------------------------------------------------------------------------------
Total Assets                 $56,310.4   $50,473.7
===================================================================================================================================
Debt:
  Deposits                   $ 3,037.3   $ 2,695.9     5.5%     5.7%    $  168.4    $  152.7     $ 15.7       $  20.0        $ (4.3)
  Commercial paper             8,620.3     9,495.6     5.2      5.5        451.7       525.0      (73.3)        (44.6)        (28.7)
  Bank and other borrowings    1,426.7     2,640.8     5.0      5.6         70.8       147.1      (76.3)        (62.4)        (13.9)
  Senior and senior
     subordinated
     debt (with original
     maturities
     over one year)           32,954.1    26,365.4     6.3      6.4      2,085.7     1,692.2      393.5         417.3         (23.8)
------------------------------------------------------------------------------------------------------------------------------------
Total debt                   $46,038.4   $41,197.7     6.0%     6.1%    $2,776.6    $2,517.0     $259.6       $ 292.3        $(32.7)
Other liabilities              3,453.3     2,426.8
-----------------------------------------------------------------------------------------------------------------------------------
Total liabilities             49,491.7    43,624.5
Preferred securities             539.4       577.1
Common shareholders' equity    6,279.3     6,272.1
-----------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and
  Shareholders' Equity       $56,310.4   $50,473.7
===================================================================================================================================
Net Interest Margin-
  Owned Basis/1, 5/                                    7.8%     7.3%    $3,806.3    $3,144.3     $662.0       $ 510.5        $151.5
===================================================================================================================================
Interest Spread-Owned
 Basis/4/                                              7.5%     7.1%
===================================================================================================================================

/1/Represents net interest margin as a percent of average interest-earning assets. See page 50 for net interest margin on a managed basis for 1999, 1998 and 1997.

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

/4/Represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets.

/5/The net interest margin analysis includes the following for foreign businesses:

                                                            1999          1998          1997
--------------------------------------------------------------------------------------------
Average interest-earning assets                         $6,433.3      $6,339.5      $6,274.2
Average interest-bearing liabilities                     5,138.5       5,431.8       5,274.8
Net interest margin                                        494.9         473.8         513.1
Net interest margin percentage                               7.7%          7.5%          8.2%
--------------------------------------------------------------------------------------------

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Net Interest Margin-1998 Compared to 1997            Pg. 49 - 1999 Annual Report
(Owned Basis)


                                                                                 Finance and
                                                                            Interest Income/             Increase/(Decrease) Due to:
                            Average Outstanding/2/     Average Rate         Interest Expense   -------------------------------------
All dollar amounts are      ----------------------    -------------     --------------------                   Volume           Rate
stated in millions.               1998        1997    1998     1997         1998        1997   Variance   Variance/3/    Variance/3/
------------------------------------------------------------------------------------------------------------------------------------
Receivables:
  Home equity                $16,233.4   $11,695.2    11.8%    11.6%    $1,909.8    $1,361.9    $ 547.9      $  524.6      $   23.3
  Auto finance                   702.8       203.0    19.6     18.0        137.5        36.5      101.0          97.5           3.5
  MasterCard/Visa              7,473.4     7,693.7    10.7     11.4        796.4       880.3      (83.9)        (26.7)        (57.2)
  Private label                8,783.3     9,743.9    14.0     13.7      1,226.0     1,337.3     (111.3)       (138.9)         27.6
  Other unsecured              7,411.3     7,783.5    19.9     18.2      1,476.5     1,413.6       62.9         (68.3)        131.2
  Commercial and other         1,101.0     1,623.0     5.3      6.2         58.0       101.4      (43.4)        (34.4)         (9.0)
------------------------------------------------------------------------------------------------------------------------------------
Total receivables            $41,705.2   $38,742.3    13.4%    13.2%    $5,604.2    $5,131.0    $ 473.2      $  395.0      $   78.2
Noninsurance investments       1,106.3       661.4     5.2      7.5         57.1        49.8        7.3          25.9         (18.6)
====================================================================================================================================
Total interest-earning
  assets
  (excluding insurance
  investments)               $42,811.5   $39,403.7    13.2%    13.1%    $5,661.3    $5,180.8    $ 480.5      $  441.5      $   39.0
Insurance investments          2,459.1     2,555.0
Other assets                   5,203.1     4,366.5
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                 $50,473.7   $46,325.2
====================================================================================================================================
Debt:
  Deposits                   $ 2,695.9   $ 2,580.0     5.7%     6.0%    $  152.7    $  155.3    $  (2.6)     $    6.8      $   (9.4)
  Commercial paper             9,495.6     8,992.5     5.5      5.6        525.0       499.9       25.1          27.8          (2.7)
  Bank and other borrowings    2,640.8     1,419.5     5.6      6.5        147.1        92.5       54.6          69.7         (15.1)
  Senior and senior
    subordinated
    debt (with original
    maturities
    over one year)            26,365.4    23,743.4     6.4      6.8      1,692.2     1,610.7       81.5         171.4         (89.9)
------------------------------------------------------------------------------------------------------------------------------------
Total debt                   $41,197.7   $36,735.4     6.1      6.4%    $2,517.0    $2,358.4    $ 158.6      $  276.6      $ (118.0)
Other liabilities              2,426.8     3,798.5
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities             43,624.5    40,533.9
Preferred securities             577.1       442.1
Common shareholders' equity    6,272.1     5,349.2
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities and
  Shareholders' Equity       $50,473.7   $46,325.2
====================================================================================================================================
Net Interest Margin-
  Owned Basis/1, 5/                                    7.3%     7.2%    $3,144.3    $2,822.4    $ 321.9      $  164.9      $  157.0
====================================================================================================================================
Interest Spread-Owned
  Basis/4/                                             7.1%     6.7%
====================================================================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Net Interest Margin-1999 Compared to 1998 and 1997 Pg. 50 - 1999 Annual Report (Managed Basis)

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

                                                                                                               Finance and Interest
                                                 Average Outstanding/1/              Average Rate           Income/Interest Expense
                                      ---------------------------------    ----------------------    ------------------------------
All dollar amounts are stated in
  millions.                                1999        1998        1997    1999     1998     1997        1999       1998       1997
Receivables:
  Home equity                         $24,574.5   $20,951.0   $18,011.5    11.6%    12.0%    12.2%   $2,847.5   $2,524.2   $2,200.0
  Auto finance                          2,370.4     1,260.2       282.6    19.0     20.1     18.6       449.6      252.8       52.6
  MasterCard/Visa                      15,295.7    18,742.2    18,506.2    13.2     12.9     13.1     2,025.7    2,426.3    2,431.1
  Private label                        10,255.9     9,710.4    10,180.4    13.6     14.1     13.9     1,398.7    1,370.0    1,413.5
  Other unsecured                      13,008.6    11,912.3    11,843.5    19.6     19.2     18.3     2,555.8    2,287.0    2,164.1
  Commercial and other                    809.6     1,101.0     1,623.0     8.0      5.3      6.2        65.0       58.0      101.4
-----------------------------------------------------------------------------------------------------------------------------------
Total receivables                      66,314.7    63,677.1    60,447.2    14.1     14.0     13.8     9,342.3    8,918.3    8,362.7
Noninsurance investments                  975.0     1,106.3       661.4     3.4      5.2      7.5        33.4       57.1       49.8
-----------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets
 (excluding insurance
 investments)                          67,289.7    64,783.4    61,108.6    13.9     13.9     13.8     9,375.7    8,975.4    8,412.5
-----------------------------------------------------------------------------------------------------------------------------------
Total debt                            $64,552.7   $62,882.3   $58,857.9     5.9      6.2      6.3     3,836.5    3,881.3    3,692.2
-----------------------------------------------------------------------------------------------------------------------------------
Net Interest Margin-
 Managed Basis/2/                                                           8.2%     7.9%     7.7%   $5,539.2   $5,094.1   $4,720.3
===================================================================================================================================
Interest Spread-Managed Basis/3/                                            8.0%     7.7%     7.5%
===================================================================================================================================

/1/Nonaccrual loans are included in average outstanding balances.

/2/As a percent of average interest-earning assets.

/3/Represents the difference between the yield earned on interest-earning assets and cost of the debt used to fund the assets.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Selected Quarterly Financial Data (Unaudited)        Pg. 51 - 1999 Annual Report


All dollar amounts except per share                            1999-Three Months Ended                     1998- Three Months Ended
data are stated in millions.                   ---------------------------------------     ----------------------------------------
                                                  Dec.      Sept.       June      March       Dec.      Sept.       June      March
-----------------------------------------------------------------------------------------------------------------------------------
Finance income                                $1,773.2   $1,694.7   $1,583.0   $1,498.6   $1,492.2   $1,425.8   $1,372.6   $1,313.6
Other interest income                              8.1        8.0        7.4        9.9       15.5       15.2       11.1       15.3
Interest expense                                 762.8      703.7      661.2      648.9      659.9      628.1      616.8      612.2
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin                            1,018.5      999.0      929.2      859.6      847.8      812.9      766.9      716.7
Provision for credit losses on
 owned receivables                               453.2      438.1      407.3      417.8      377.5      358.4      391.6      389.3
-----------------------------------------------------------------------------------------------------------------------------------
Net interest margin after provision
 for credit losses                               565.3      560.9      521.9      441.8      470.3      454.5      375.3      327.4
-----------------------------------------------------------------------------------------------------------------------------------
Securitization income                            398.2      357.9      312.5      324.9      365.3      370.1      394.2      419.3
Insurance revenues                               129.2      130.6      132.6      142.2      126.3      129.2      117.8      119.5
Investment income                                 40.8       45.0       41.8       41.2       40.3       42.5       38.5       39.9
Fee income                                       174.3      155.7      135.8      129.7      155.6      151.8      145.0      147.3
Other income                                      43.8       32.4       38.4      109.2       60.1       55.8       40.1       87.7
Gain on sale of Beneficial Canada                    -          -          -          -          -          -          -      189.4
-----------------------------------------------------------------------------------------------------------------------------------
Total other revenues                             786.3      721.6      661.1      747.2      747.6      749.4      735.6    1,003.1
-----------------------------------------------------------------------------------------------------------------------------------
Salaries and fringe benefits                     307.2      304.7      298.6      284.1      268.0      280.1      287.1      292.3
Occupancy and equipment expense                   70.9       66.6       66.6       66.8       69.9       74.5       86.1       85.6
Other marketing expenses                         106.0       91.5       84.0       88.5       99.5      101.7       99.0      103.0
Other servicing and
 administrative expenses                         114.5      128.5      142.3      162.6      155.5      160.8      161.3      177.3
Amortization of acquired intangibles
 and goodwill                                     36.1       35.5       36.0       36.3       38.3       45.1       44.8       42.4
Policyholders' benefits                           59.1       61.0       69.4       68.6       62.2       57.1       55.3       63.6
Merger and integration related costs                 -          -          -          -          -          -    1,000.0          -
-----------------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                         693.8      687.8      696.9      706.9      693.4      719.3    1,733.6      764.2
-----------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                657.8      594.7      486.1      482.1      524.5      484.6     (622.7)     566.3
Income taxes (benefit)                           219.0      194.8      159.2      161.3      174.6      166.6     (121.1)     208.5
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                             $  438.8   $  399.9   $  326.9   $  320.8   $  349.9   $  318.0   $ (501.6)  $  357.8
===================================================================================================================================
Basic earnings per share/1/                   $    .93   $    .84   $    .67   $    .66   $    .72   $    .64      (1.03)  $    .73
===================================================================================================================================
Diluted earnings per share/1/                      .92        .83        .67        .65        .71        .63      (1.03)       .71
===================================================================================================================================
Weighted average common
 and common equivalent
 shares outstanding/1/                           472.7      480.2      484.3      490.1      489.0      498.3      489.4      497.0
===================================================================================================================================
Dividends declared/1/                         $    .17   $    .17   $    .17   $    .17   $    .15   $    .15   $    .15   $    .15
===================================================================================================================================

/1/Quarterly earnings per share amounts are computed on the basis of the weighted average number of shares outstanding for each quarter. Changes between quarters in the number of shares outstanding may result in the annual computation differing from the aggregate of the quarterly amounts. The June 1998 quarter's average common and common equivalent shares reflect basic average shares outstanding.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Income                    Pg. 52 - 1999 Annual Report


     In millions, except per share data.
     Year ended December 31                                                                         1999       1998       1997
     -------------------------------------------------------------------------------------------------------------------------
     Finance income                                                                             $6,549.5   $5,604.2   $5,131.0
     Other interest income                                                                          33.4       57.1       49.8
     Interest expense                                                                            2,776.6    2,517.0    2,358.4
     -------------------------------------------------------------------------------------------------------------------------
     Net interest margin                                                                         3,806.3    3,144.3    2,822.4
     Provision for credit losses on owned receivables                                            1,716.4    1,516.8    1,493.0
     -------------------------------------------------------------------------------------------------------------------------
     Net interest margin after provision for credit losses                                       2,089.9    1,627.5    1,329.4
     -------------------------------------------------------------------------------------------------------------------------
     Securitization income                                                                       1,393.5    1,548.9    1,638.4
     Insurance revenues                                                                            534.6      492.8      454.2
     Investment income                                                                             168.8      161.2      173.1
     Fee income                                                                                    595.5      599.7      592.4
     Other income                                                                                  223.8      243.7      355.7
     Gain on sale of Beneficial Canada                                                                 -      189.4          -
     -------------------------------------------------------------------------------------------------------------------------
     Total other revenues                                                                        2,916.2    3,235.7    3,213.8
     -------------------------------------------------------------------------------------------------------------------------
     Salaries and fringe benefits                                                                1,194.6    1,127.5    1,085.3
     Occupancy and equipment expense                                                               270.9      316.1      333.6
     Other marketing expenses                                                                      370.0      403.2      449.6
     Other servicing and administrative expenses                                                   547.9      654.9      857.9
     Amortization of acquired intangibles and goodwill                                             143.9      170.6      158.4
     Policyholders' benefits                                                                       258.1      238.2      255.9
     Merger and integration related costs                                                              -    1,000.0          -
     -------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                                    2,785.4    3,910.5    3,140.7
     -------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                                  2,220.7      952.7    1,402.5
     Income taxes                                                                                  734.3      428.6      462.2
     -------------------------------------------------------------------------------------------------------------------------
     Net income                                                                                 $1,486.4   $  524.1   $  940.3
     =========================================================================================================================
Earnings Per Common Share
     Net income                                                                                 $1,486.4   $  524.1   $  940.3
     Preferred dividends                                                                            (9.2)     (15.0)     (17.0)
     -------------------------------------------------------------------------------------------------------------------------
     Earnings available to common shareholders                                                  $1,477.2   $  509.1   $  923.3
     =========================================================================================================================
     Average common shares                                                                         477.0      487.2      470.2
     Average common and common equivalent shares                                                   481.8      496.4      479.1
     -------------------------------------------------------------------------------------------------------------------------
     Basic earnings per common share                                                            $   3.10   $   1.04   $   1.97
     -------------------------------------------------------------------------------------------------------------------------
     Diluted earnings per common share                                                          $   3.07   $   1.03   $   1.93
     -------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Balance Sheets                          Pg. 53 - 1999 Annual Report


     In millions, except share data.
     At December 31                                                          1999        1998
---------------------------------------------------------------------------------------------
Assets
     Cash                                                               $   270.6   $   457.4
     Investment securities                                                3,128.1     3,202.1
     Receivables, net                                                    52,158.4    43,948.1
     Acquired intangibles and goodwill, net                               1,590.4     1,700.8
     Properties and equipment, net                                          476.4       472.1
     Real estate owned                                                      271.5       253.9
     Other assets                                                         2,854.0     2,858.3
     ----------------------------------------------------------------------------------------
     Total assets                                                       $60,749.4   $52,892.7
     ========================================================================================
Liabilities and Shareholders' Equity
     Debt:
       Deposits                                                         $ 4,980.0   $ 2,105.0
       Commercial paper, bank and other borrowings                       10,777.8     9,917.9
       Senior and senior subordinated debt
         (with original maturities over one year)                        34,887.3    30,438.6
     ----------------------------------------------------------------------------------------
     Total debt                                                          50,645.1    42,461.5
     Insurance policy and claim reserves                                  1,308.9     1,371.7
     Other liabilities                                                    1,805.1     2,298.7
     ----------------------------------------------------------------------------------------
     Total liabilities                                                   53,759.1    46,131.9
     Company obligated mandatorily redeemable preferred securities
       of subsidiary trusts*                                                375.0       375.0
     Preferred stock                                                        164.4       164.4
     Common shareholders' equity:
       Common stock, $1.00 par value, 750,000,000 shares
         authorized; 550,431,057 and 544,124,170 shares
         issued at December 31, 1999 and 1998, respectively                 550.4       544.1
       Additional paid-in capital                                         1,780.8     1,652.5
       Retained earnings                                                  6,338.7     5,184.4
       Accumulated other comprehensive income                              (256.9)     (145.1)
       Less common stock in treasury, 82,519,612 and 60,986,431
         shares at December 31, 1999 and 1998, respectively, at cost     (1,962.1)   (1,014.5)
     ----------------------------------------------------------------------------------------
     Total common shareholders' equity                                    6,450.9     6,221.4
     ----------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                         $60,749.4   $52,892.7
     ========================================================================================

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

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows                Pg. 54 - 1999 Annual Report



     In millions.
     Year ended December 31                                                        1999           1998           1997
---------------------------------------------------------------------------------------------------------------------
Cash Provided by Operations
     Net income                                                               $ 1,486.4     $    524.1     $    940.3
     Adjustments to reconcile net income to net cash provided by operations:
       Provision for credit losses on owned receivables                         1,716.4        1,516.8        1,493.0
       Non-cash merger and integration related costs                                  -          291.0              -
       Provision for loss on German disposal                                          -              -           58.8
       Insurance policy and claim reserves                                         76.1           64.2           98.3
       Depreciation and amortization                                              292.1          308.1          303.5
       Net realized gains from sales of assets                                        -         (183.4)        (102.5)
       Deferred income tax provision                                               33.1          253.0           75.9
       Other, net                                                                (350.1)        (435.7)        (440.8)
     ----------------------------------------------------------------------------------------------------------------
     Cash provided by operations                                                3,254.0        2,338.1        2,426.5
---------------------------------------------------------------------------------------------------------------------
Investments in Operations
     Investment securities available-for-sale:
       Purchased                                                               (1,431.7)      (1,526.1)      (2,028.0)
       Matured                                                                    792.5          510.4          399.9
       Sold                                                                       732.5          858.3        1,721.3
     Short-term investment securities, net change                                (111.1)        (205.1)         (49.0)
     Receivables:
       Originations, net                                                      (32,888.1)     (28,648.5)     (29,356.5)
       Purchases and related premiums                                          (2,571.6)      (2,949.6)      (1,737.5)
       Sold                                                                    25,249.8       24,352.6       32,621.0
     Acquisition of business operations                                           (43.4)             -              -
     Purchase of Transamerica Financial Services
       Holding Company capital stock                                                  -              -       (1,065.0)
     Properties and equipment purchased                                          (139.8)        (135.1)        (127.7)
     Properties and equipment sold                                                 29.1           43.7            8.6
     ----------------------------------------------------------------------------------------------------------------
     Cash increase (decrease) from investments in operations                  (10,381.8)      (7,699.4)         387.1
---------------------------------------------------------------------------------------------------------------------
Financing and Capital Transactions
     Short-term debt and demand deposits, net change                              839.1       (1,127.6)        (332.2)
     Time certificates, net change                                              2,961.6          380.3         (438.2)
     Senior and senior subordinated debt issued                                11,281.3       13,285.5        7,730.0
     Senior and senior subordinated debt retired                               (6,870.6)      (5,455.8)      (7,383.3)
     Prepayment of debt                                                               -       (1,140.8)             -
     Repayment of Transamerica Financial Services Holding
       Company debt                                                                   -              -       (2,795.0)
     Policyholders' benefits paid                                                (126.9)        (130.9)        (123.5)
     Cash received from policyholders                                              63.0          109.5           98.0
     Shareholders' dividends                                                     (332.1)        (256.5)        (186.5)
     Shareholders' dividends-pooled affiliate                                         -          (61.8)        (115.5)
     Issuance of company obligated mandatorily redeemable
       preferred securities of subsidiary trusts                                      -          200.0              -
     Redemption of preferred stock                                                    -         (100.1)         (55.0)
     Purchase of treasury stock                                                  (915.9)        (412.0)        (155.7)
     Treasury stock activity-pooled affiliate                                         -          (11.4)         (80.0)
     Issuance of common stock                                                      45.0             .8        1,023.8
     ----------------------------------------------------------------------------------------------------------------
     Cash increase (decrease) from financing and capital transactions           6,944.5        5,279.2       (2,813.1)
     ----------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash                                       (3.5)           5.2           15.0
     ----------------------------------------------------------------------------------------------------------------
     Increase (decrease) in cash                                                 (186.8)         (76.9)          15.5
     Cash at January 1                                                            457.4          534.3          518.8
     ----------------------------------------------------------------------------------------------------------------
     Cash at December 31                                                      $   270.6     $    457.4     $    534.3
     ================================================================================================================
     Supplemental Cash Flow Information:
     Interest paid                                                            $ 2,757.6     $  2,431.6     $  2,348.9
     Income taxes paid                                                            337.6          311.0          308.7
     ----------------------------------------------------------------------------------------------------------------
     Supplemental Non-Cash Investing and Financing  Activities:
     Common stock issued for acquisition                                      $    15.0              -     $    157.3
     ----------------------------------------------------------------------------------------------------------------

     The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Changes in Preferred Pg. 55 - 1999 Annual Report Stock and Common Shareholders' Equity

                                                                                                         Common Shareholders' Equity
                                                        ----------------------------------------------------------------------------
                                                                                           Accumulated
                                                                 Additional                      Other        Common    Total Common
All amounts except per share                Preferred   Common      Paid-in   Retained   Comprehensive      Stock in   Shareholders'
 data are stated in millions.                   Stock    Stock      Capital   Earnings       Income/1/      Treasury         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                  $ 319.5   $511.9     $  360.2   $4,340.3       $  (182.4)   $   (508.5)    $  4,521.5
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       940.3                                        940.3
Other comprehensive income, net of tax:
 Foreign currency translation adjustments                                                         (4.4)                        (4.4)
 Unrealized gain on investments,
   net of reclassification adjustment                                                             19.1                         19.1
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                    955.0
Cash dividends:
 Preferred at stated rates                                                       (17.0)                                       (17.0)
 Common, $.54 per share                                                         (169.5)                                      (169.5)
 Pooled affiliate/2/                                                            (115.5)                                      (115.5)
Exercise of stock options                                  1.4         36.5                                     16.2           54.1
Issuance of common stock                                  27.3        984.1                                     12.4        1,023.8
Purchase of treasury stock, net                           (3.7)        42.7                                   (117.4)         (78.4)
Redemption of preferred stock                   (55.0)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                    264.5    536.9      1,423.5    4,978.6          (167.7)       (597.3)       6,174.0
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                       524.1                                        524.1
Other comprehensive income, net of tax:
 Foreign currency translation adjustments                                                          9.0                          9.0
 Unrealized gain on investments,
  net of reclassification adjustment                                                              13.6                         13.6
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                    546.7
Cash dividends:
 Preferred at stated rates                                                       (15.0)                                       (15.0)
 Common, $.60 per share                                                         (241.5)                                      (241.5)
 Pooled affiliate/2/                                                             (61.8)                                       (61.8)
Exercise of stock options                                  7.4        220.3                                     13.9          241.6
Issuance of common stock                                    .2         19.7                                    (19.1)            .8
Purchase of treasury stock                                 (.4)       (11.0)                                  (412.0)        (423.4)
Redemption of preferred stock                  (100.1)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                    164.4    544.1      1,652.5    5,184.4          (145.1)     (1,014.5)       6,221.4
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                     1,486.4                                      1,486.4
Other comprehensive income, net of tax:
 Foreign currency translation adjustments                                                        (18.1)                       (18.1)
 Unrealized loss on investments,
  net of reclassification adjustment                                                             (93.7)                       (93.7)
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                                                  1,374.6
Cash dividends:
 Preferred at stated rates                                                        (9.2)                                        (9.2)
 Common, $.68 per share                                                         (322.9)                                      (322.9)
Exercise of stock options                                  6.1        103.0                                    (51.2)          57.9
Issuance of common stock                                    .2         25.3                                     19.5           45.0
Purchase of treasury stock                                                                                    (915.9)        (915.9)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                  $ 164.4   $550.4     $1,780.8   $6,338.7       $  (256.9)   $ (1,962.1)    $  6,450.9
====================================================================================================================================

/1/At December 31, 1999, 1998, 1997 and 1996 items in the accumulated other comprehensive income column include cumulative adjustments for foreign currency translation adjustments of $(185.6), $(167.5), $(176.5) and $(172.1) million, respectively, and net unrealized gains (losses) on available-for-sale investments of $(71.3), $22.4, $8.8 and $(10.3) million, respectively. The gross unrealized gain (loss) on available-for-sale investments at December 31, 1999, 1998 and 1997 of $(109.8), $34.0 and $13.1 million, respectively, is recorded net of income tax expense (benefit) of $(38.5), $11.6 and $4.3 million, respectively.

/2/Represents historical common stock dividends of Beneficial Corporation.

   The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Changes in Preferred Pg. 56 - 1999 Annual Report Stock and Common Shareholders' Equity (continued)




                                                                                                           Common Stock
                                                                       ------------------------------------------------
     Shares Outstanding                                Preferred Stock         Issued    In Treasury    Net Outstanding
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                                 2,048,279    511,925,714    (54,497,763)       457,427,951
     Exercise of common stock options                                       1,390,283      1,618,671          3,008,954
     Issuance of common stock                                              27,340,697      1,359,738         28,700,435
     Issuance of common stock-ACC                                                          4,101,825          4,101,825
     Purchase of treasury stock                                                           (4,101,900)        (4,101,900)
     Purchase of stock-pooled affiliates                                   (3,785,748)                       (3,785,748)
     Redemption of preferred stock                            (550,000)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                                 1,498,279    536,870,946    (51,519,429)       485,351,517
     Exercise of common stock options                                       7,432,207      1,136,446          8,568,653
     Issuance of common stock                                                 244,821        (99,448)           145,373
     Purchase of treasury stock                                                          (10,504,000)       (10,504,000)
     Purchase of stock-pooled affiliates                                     (423,804)                         (423,804)
     Redemption of preferred stock                            (100,000)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                                 1,398,279    544,124,170    (60,986,431)       483,137,739
     Exercise of common stock options                                       6,083,549       (791,681)         5,291,868
     Issuance of common stock                                                 223,338      1,055,566          1,278,904
     Purchase of treasury stock                                                          (21,797,066)       (21,797,066)
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                                 1,398,279    550,431,057    (82,519,612)       467,911,445
=======================================================================================================================

Comprehensive Income

     The following discloses the related tax effects allocated to each component of other comprehensive income and reclassification adjustments:

                                                                                                   Tax
     In millions.                                                                             (Expense)
     At December 31                                                              Before-Tax    Benefit   Net-of-Tax
-------------------------------------------------------------------------------------------------------------------
1997
     Foreign currency translation adjustments                                       $  15.3     $(19.7)     $  (4.4)
     Unrealized gains on investments:
       Unrealized holding gains arising during the period                              53.2      (18.3)        34.9
       Less: Reclassification adjustment for gains realized in net income             (24.1)       8.3        (15.8)
       ------------------------------------------------------------------------------------------------------------
       Net unrealized gains on investments                                             29.1      (10.0)        19.1
     --------------------------------------------------------------------------------------------------------------
     Other comprehensive income                                                     $  44.4     $(29.7)     $  14.7
-----==============================================================================================================
1998
     Foreign currency translation adjustments                                       $   9.3     $  (.3)     $   9.0
     Unrealized gains on investments:
       Unrealized holding gains arising during the period                              26.9       (9.4)        17.5
       Less: Reclassification adjustment for gains realized in net income              (6.0)       2.1         (3.9)
       ------------------------------------------------------------------------------------------------------------
       Net unrealized gains on investments                                             20.9       (7.3)        13.6
     --------------------------------------------------------------------------------------------------------------
     Other comprehensive income                                                     $  30.2     $ (7.6)     $  22.6
-----==============================================================================================================
1999
     Foreign currency translation adjustments                                       $ (20.9)    $  2.8      $ (18.1)
     Unrealized losses on investments:
       Unrealized holding losses arising during the period                           (134.4)      46.8        (87.6)
       Less: Reclassification adjustment for gains realized in net income              (9.4)       3.3         (6.1)
       ------------------------------------------------------------------------------------------------------------
       Net unrealized losses on investments                                          (143.8)      50.1        (93.7)
     --------------------------------------------------------------------------------------------------------------
     Other comprehensive income (expense)                                           $(164.7)    $ 52.9      $(111.8)
     ==============================================================================================================

     The accompanying notes are an integral part of these consolidated financial statements.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 57 - 1999 Annual Report


     Household International, Inc. and subsidiaries ("Household") is a leading provider of consumer lending products to middle-market consumers in the United States, United Kingdom and Canada with $71.7 billion of managed receivables at December 31, 1999. Household may also be referred to in these notes to the consolidated financial statements as "we," "us" or "our." Our lending products include: home equity loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards, tax refund anticipation loans and other types of unsecured loans. We also offer credit and specialty insurance in the United States, the United Kingdom and Canada. We have three reportable segments: Consumer, which includes our branch-based and correspondent consumer finance, private label and auto finance businesses; Credit Card, which includes our domestic MasterCard and Visa business; and International, which includes our United Kingdom and Canadian operations. We also have traditional first mortgages, commercial loans and leases, periodic payment annuities, and corporate owned life insurance products which we no longer originate.

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

     Investment Securities   We maintain investment portfolios (comprised
     primarily of debt securities) in both our noninsurance and insurance operations. Our entire investment securities portfolio was classified as available-for-sale at December 31, 1999 and 1998. Available-for-sale investments are intended to be invested for an indefinite period but may be sold in response to events we expect to occur in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity in accumulated other comprehensive income, net of income taxes. Any decline in the fair value of investments which is deemed to be other than temporary is charged against current earnings.

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

     Receivables   Receivables are carried at amortized cost. Finance income is recognized using the effective yield method. Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. MasterCard and Visa annual fees are netted with direct lending costs, deferred, and amortized on a straight-line basis over one year. Net deferred annual fees (lending costs) related to these receivables totaled $29.3 million at December 31, 1999 and $(.9) million at December 31, 1998. Premiums and discounts on purchased receivables are recognized as adjustments of the yield of the related receivables.
       Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets, since payments on such policies generally are used to reduce outstanding receivables.

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

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 58 - 1999 Annual Report
(continued)


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

     Nonaccrual Loans   Nonaccrual loans are loans on which accrual of interest
     has been suspended. Interest income is suspended on all loans except for credit card and auto finance receivables when principal or interest payments are more than three months contractually past due. For credit card receivables, interest continues to accrue until the receivable is charged off. For auto finance receivables, accrual of interest income is discontinued when payments are more than two months contractually past due. Accrual of income on nonaccrual consumer receivables is resumed if the receivable becomes less than three months contractually past due (two months for auto finance receivables). Accrual of income on nonaccrual commercial loans is resumed if the loan becomes contractually current. Cash payments received on nonaccrual commercial loans are either applied against principal or reported as interest income, according to our judgment as to the collectibility of principal.

     Receivables Sold and Serviced with Limited Recourse and Securitization
     Income   Certain home equity, auto finance, MasterCard and Visa, private label and other unsecured receivables have been securitized and sold to investors with limited recourse. We have retained the servicing rights to these receivables. Upon sale, the receivables are removed from the balance sheet, and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the lives of the sold receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables and securities issued, delinquency of receivables sold, servicing fees, operating expenses and other factors. The resulting gain is also adjusted by a reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying consolidated statements of income as securitization income. Unamortized securitization assets are reviewed for impairment whenever events indicate that the carrying value may not be recovered.

     Properties and Equipment   Properties and equipment, which include
     leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization of $847.7 million at December 31, 1999 and $755.2 million at December 31, 1998. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

     Repossessed Collateral   Real estate owned is valued at the lower of cost
     or fair value less estimated costs to sell. These values are periodically reviewed and reduced, if necessary. Costs of holding real estate, and related gains and losses on disposition, are credited or charged to operations as incurred.
       Repossessed vehicles are recorded at the lower of the estimated fair market value or the outstanding receivable balance. Such assets are generally sold within 60 days of repossession.

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

     Acquired Intangibles and Goodwill   Acquired intangibles consist of
     acquired credit card relationships which are amortized on a straight-line basis over their estimated useful lives which vary by portfolio and range from 4 to 15 years. Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations and is amortized over periods not exceeding 25 years on a

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 59 - 1999 Annual Report


     straight-line basis. We review acquired intangibles and goodwill for impairment utilizing undiscounted cash flows whenever events indicate that the carrying amounts may not be recoverable. We consider significant and long term changes in industry and economic conditions to be our primary indicator of potential impairment.

     Treasury Stock    We account for repurchases of common stock using the cost
     method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Treasury stock reissued is removed at average cost.

     Interest Rate Contracts    Interest rate swaps are the principal vehicle
     used to manage interest rate risk; however, we also utilize interest rate futures, options, caps and floors, and forward contracts. We also have entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency. Our interest rate contracts are designated as an effective hedge/synthetic alteration of the specific underlying assets or liabilities (or specific groups of assets or liabilities) and off-balance sheet items. The net amount to be paid or received is accrued and included in net interest margin in the statements of income.

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

       Interest rate contracts are recorded in the balance sheets at amortized cost. If interest rate contracts are terminated early, the realized gains and losses are deferred and amortized over the life of the underlying hedged/synthetically altered item as an adjustment to net interest margin. These deferred gains and losses are recorded on the accompanying consolidated balance sheets as adjustments to the carrying value of the hedged/synthetically altered items. In circumstances where the underlying assets or liabilities are sold, any remaining carrying value adjustments or cumulative change in value on any open positions are recognized immediately as a component of the gain or loss upon disposition. Any remaining interest rate contracts previously designated to the sold hedged/synthetically altered item are recorded at fair value with realized and unrealized gains and losses included in other income.

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). FAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset the related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

       In June 1999, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 137 which deferred the effective date for FAS No. 133 to fiscal years beginning after June 15, 2000. A company may also implement FAS No. 133 as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). FAS No. 133 cannot be applied retroactively. FAS No. 133 must be applied to
     (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantially modified after December 31, 1998. We expect to adopt FAS No. 133 on January 1, 2001 and have not yet quantified its impact on our financial statements.

     Foreign Currency Translation    We have foreign subsidiaries located in the
     United Kingdom and Canada. The functional currency for each foreign subsidiary is its local currency. Assets and liabilities of these subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. Resulting translation adjustments are accumulated in common shareholders' equity as a component of accumulated other comprehensive income.

       We periodically enter into forward exchange contracts to hedge our investment in foreign subsidiaries. After-tax gains and losses on contracts to hedge foreign currency fluctuations are accumulated in common shareholders' equity as a component of accumulated other comprehensive income. Effects of foreign currency translation in the

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 60 - 1999 Annual Report
(continued)


     statements of cash flows are offset against the cumulative foreign currency adjustment, except for the impact on cash. Foreign currency transaction gains and losses are included in income as they occur.

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

--------------------------------------------------------------------------------
2. Business Combinations, Acquisitions and Divestitures

     In November 1999, we signed a definitive agreement to purchase all of the outstanding capital stock of Renaissance Holdings, Inc. ("Renaissance") for approximately 5 million shares of common stock and cash. Renaissance is a privately held issuer of secured and unsecured credit cards to non-prime customers. The transaction closed in February 2000 and was accounted for as a purchase. Accordingly, Renaissance's operating results will be included with our results of operations subsequent to the acquisition date.

       In August 1999, we acquired all of the outstanding capital stock of Decision One Mortgage Company LLC ("Decision One") for approximately $60 million in common stock and cash. Decision One originates loans through a 30-state broker network and packages them for sale to investors. The acquisition was accounted for as a purchase and, accordingly, earnings from Decision One have been included in our results of operations subsequent to the acquisition date.

       On June 30, 1998, Household merged with Beneficial Corporation ("Beneficial"), a consumer finance holding company headquartered in Wilmington, Delaware. Each outstanding share of Beneficial common stock was converted into 3.0666 shares of Household common stock, resulting in the issuance of approximately 168.4 million shares of common stock. Each share of Beneficial $5.50 Convertible Preferred Stock (the "Beneficial Convertible Stock") was converted into the number of shares of Household common stock the holder would have been entitled to receive in the merger had the Beneficial Convertible Stock been converted into shares of Beneficial common stock immediately prior to the merger. Additionally, each other share of Beneficial preferred stock outstanding was converted into one share of a newly-created series of Household preferred stock with terms substantially similar to those of existing Beneficial preferred stock. The merger was accounted for as a pooling of interests and therefore, the consolidated financial statements include the results of operations, financial position, and changes in cash flows of Beneficial for all periods presented.

       As a result of the merger, adjustments were made in 1998 to align accounting policies of the two companies, particularly relating to chargeoffs for the private label and consumer businesses. These adjustments did not have a material impact on our reported results.

       In connection with the merger, we established an integration plan. The plan was approved by the appropriate levels of management and identified activities that would not be continued as a result of the merger and the related costs of exiting those activities. Our plan also identified the number of employees who would be involuntarily terminated and established the benefit levels those employees would receive upon termination. These benefit levels were communicated to employees in April 1998. Pursuant to our plan, we accrued pretax merger and integration related costs of approximately $1 billion ($751 million after-tax) in 1998 which has been reflected in the statement of income in total costs and expenses. The merger and integration plan was completed during 1999. The costs incurred to execute the plan were consistent with our originally estimated cost of $1 billion.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 61 - 1999 Annual Report


     The merger and integration costs were comprised of the following:

                                                                                  Restructure               Restructure
                                                                 1998 Activity        Reserve                   Reserve
                                        Restructure   ------------------------     Balance at       1999     Balance at
                                         Reserve at       Cash        Non-Cash   December 31,       Cash   December 31,
     In millions.                         Inception   Payments           Items           1998   Payments           1999
     ------------------------------------------------------------------------------------------------------------------
     Employee termination costs              $  270      $(240)                           $30       $(30)             -
     ------------------------------------------------------------------------------------------------------------------
     Facility closures:
       Lease termination costs:
         Beneficial corporate office            100       (100)                             -                         -
         Branch offices and other
           operating facilities                 142       (115)                            27        (27)             -
       Fixed asset writedowns                    40                      $ (40)             -                         -
       Vendor contract termination
         penalties                               37        (14)                            23        (23)             -
     ------------------------------------------------------------------------------------------------------------------
     Total facility closure costs               319       (229)            (40)            50        (50)             -
     ------------------------------------------------------------------------------------------------------------------
     Asset writedowns to reflect
       modified business plans:
       Goodwill and other intangibles           183                       (183)             -                         -
       Real estate interests                     68                        (68)             -                         -
     ------------------------------------------------------------------------------------------------------------------
     Total asset writedowns                     251          -            (251)             -                         -
     ------------------------------------------------------------------------------------------------------------------
     Investment banking fees                     75        (75)                             -                         -
     Legal and other expenses                    25        (25)                             -                         -
     Debt prepayment premiums                    60        (60)                             -                         -
     ------------------------------------------------------------------------------------------------------------------
                                             $1,000      $(629)          $(291)           $80       $(80)             -
     ==================================================================================================================

     Employee termination costs of $270 million (of which $86 million related to key executives with pre-existing severance agreements) were accrued to cover costs related to approximately 3,000 employees whose functions were eliminated due to redundancy and consolidation of branches, corporate staff and back office operations. As of December 31, 1998, substantially all identified employees had been severed and approximately $240 million of severance payments had been made to terminated employees. The remaining $30 million was paid in 1999 pursuant to our plan.

       Facility closure costs of $319 million were accrued related to planned costs to be incurred in connection with the exiting of the Beneficial corporate office lease, early termination of branch offices and other operating facility leases and the cancellation of contracts with third party vendors, primarily for technology, whose services would no longer be required. The accrual for facility closures included lease termination and other exit costs for closures of 335 duplicative U.S. and U.K. branch offices and 8 redundant operating centers as well as fixed asset write downs primarily related to the closed facilities. In November 1998, we entered into an agreement to sublease the Beneficial corporate offices to a third party to whom we paid total consideration of approximately $100 million. As of December 31, 1998, $115 million of lease termination and other costs for closed branch offices and operating centers had been incurred. The remaining $27 million in lease termination costs were incurred in 1999. In addition, $14 million of charges were incurred in 1998 due to early termination of third party vendor contracts. During 1999, the termination of vendor contracts was completed and the remaining $23 million of charges were incurred.

       In connection with the merger, we re-assessed Beneficial's existing business plans and assumptions used in evaluating goodwill and other related intangibles related to various operations, loan product and acquired receivable portfolios. Our plan identified modifications to these existing business plans. In connection with these modifications, we utilized discounted cash flow analysis to value the related goodwill and other intangible assets using assumptions which reflected our modified business plans. As a result of our analysis, we wrote off goodwill and other related intangible assets of $183 million to their estimated fair values. None of the items included in the "goodwill and other intangibles" classification were individually significant to warrant separate disclosure. In addition, we wrote down real estate interests to reflect their net realizable values. Assets held for disposal are not material.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 62 - 1999 Annual Report
(continued)


       We and Beneficial incurred merger-related investment banking fees of $75 million and legal and other expenses of $25 million. In addition, in order to align the asset liability position of the combined company, we paid $60 million prepayment premiums to retire outstanding debt.

       In April 1998, the sale of Beneficial's German consumer banking operations was completed. An after-tax loss of $27.8 million was recorded in the fourth quarter of 1997. This loss was recorded after consideration of a $31.0 million tax benefit.

       In March 1998, the sale of Beneficial's Canadian operations was completed. An after-tax gain of $118.5 million was recorded upon consummation of the transaction.

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

       In late December 1997, Beneficial acquired Endeavour Personal Finance Ltd. ("Endeavour"), including receivables of approximately $250 million for cash, expanding our United Kingdom presence.

       All of the 1997 acquisitions were accounted for as purchases. Thus, our statement of income for 1997 included the results of operations of TFS, ACC and Endeavour from the closing dates of the transactions.

--------------------------------------------------------------------------------
3. Investment Securities

     In millions.
     At December 31                                             1999        1998
     ---------------------------------------------------------------------------
     Available-For-Sale Investments
     Marketable equity securities                           $   33.4    $   70.8
     Corporate debt securities                               1,692.3     1,731.3
     U.S. government and federal agency debt securities        236.7       301.2
     Other                                                   1,127.5     1,062.5
     ---------------------------------------------------------------------------
     Subtotal                                                3,089.9     3,165.8
     Accrued investment income                                  38.2        36.3
     ---------------------------------------------------------------------------
     Total investment securities                            $3,128.1    $3,202.1
     ===========================================================================

     Proceeds from the sale of available-for-sale investments totaled approximately $.8, $.9 and $1.7 billion in 1999, 1998 and 1997, respectively. Gross gains of $12.1, $9.2 and $27.4 million and gross losses of $2.7, $3.2 and $3.3 million in 1999, 1998 and 1997, respectively, were realized on those sales.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 63 - 1999 Annual Report


     The gross unrealized gains (losses) of investment securities were as follows:

                                                                               1999                                            1998
                                       --------------------------------------------   ---------------------------------------------
                                                       Gross       Gross                              Gross        Gross
     In millions.                      Amortized  Unrealized  Unrealized       Fair   Amortized  Unrealized   Unrealized       Fair
     At December 31                         Cost       Gains      Losses      Value        Cost       Gains       Losses      Value
-----------------------------------------------------------------------------------------------------------------------------------
     Available-For-Sale Investments
     Marketable equity securities       $   32.7        $ .9     $   (.2)  $   33.4    $   68.2       $ 2.8       $  (.2)  $   70.8
     Corporate debt securities           1,790.4         3.7      (101.8)   1,692.3     1,705.1        55.3        (29.1)   1,731.3
     U.S. government and federal
       agency debt securities              248.6         1.0       (12.9)     236.7       296.9         5.7         (1.4)     301.2
     Other                               1,128.0          .2         (.7)   1,127.5     1,061.6         1.3          (.4)   1,062.5
-----------------------------------------------------------------------------------------------------------------------------------
     Total available-for-sale
       investments                      $3,199.7        $5.8     $(115.6)  $3,089.9    $3,131.8       $65.1       $(31.1)  $3,165.8
===================================================================================================================================

     See Note 12, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of our assets, liabilities and off-balance sheet financial instruments.

       Contractual maturities of and yields on investments in debt securities were as follows:

                                                                                               U.S. Government and Federal
                                                       Corporate Debt Securities                    Agency Debt Securities
     All dollar amounts are stated           -----------------------------------       -----------------------------------
       in millions.                          Amortized           Fair                  Amortized           Fair
     At December 31, 1999                         Cost          Value      Yield*           Cost          Value      Yield*
     ---------------------------------------------------------------------------------------------------------------------
      Due within 1 year                      $   141.8      $   141.8       6.63%         $ 30.0      $    30.1       8.43%
      After 1 but within 5 years                 389.6          383.5       6.46            69.3           58.7       6.74
      After 5 but within 10 years                426.7          409.6       6.68            36.5           46.9       6.17
      After 10 years                             832.3          757.4       7.24           112.8          101.0       6.03
     ---------------------------------------------------------------------------------------------------------------------
      Total                                  $ 1,790.4      $ 1,692.3       6.89%         $248.6      $   236.7       6.54%
     =====================================================================================================================

     *Computed by dividing annualized interest by the amortized cost of the respective investment securities.

--------------------------------------------------------------------------------
4. Receivables

     In millions.
     At December 31                                                               1999           1998
     ------------------------------------------------------------------------------------------------
     Home equity                                                             $24,661.9      $18,692.7
     Auto finance                                                              1,233.5          805.0
     MasterCard/Visa                                                           6,314.4        7,180.2
     Private label                                                            10,119.7        9,566.0
     Other unsecured                                                           9,151.6        7,108.6
     Commercial and other                                                        808.3          853.4
     ------------------------------------------------------------------------------------------------
     Total owned receivables                                                  52,289.4       44,205.9
     Accrued finance charges                                                     879.3          642.5
     Credit loss reserve for owned receivables                                (1,757.0)      (1,734.2)
     Unearned credit insurance premiums and claims reserves                     (569.3)        (505.1)
     Amounts due and deferred from receivables sales                           2,225.6        2,152.9
     Reserve for receivables serviced with limited recourse                     (909.6)        (813.9)
     ------------------------------------------------------------------------------------------------
     Total owned receivables, net                                             52,158.4       43,948.1
     Receivables serviced with limited recourse                               19,438.9       19,701.8
     ------------------------------------------------------------------------------------------------
     Total managed receivables, net                                          $71,597.3      $63,649.9
     ================================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 64 - 1999 Annual Report
(continued)


     Foreign receivables included in owned receivables were as follows:

                                               United Kingdom                              Canada                    Germany
     In millions.            --------------------------------    --------------------------------    -----------------------
     At December 31              1999        1998        1997        1999        1998        1997    1999    1998       1997
     -----------------------------------------------------------------------------------------------------------------------
     Home equity             $  751.0    $  913.6    $  784.0    $  339.2    $  305.0    $  632.8       -       -     $ 20.9
     MasterCard/Visa          2,167.8     1,852.4     1,350.8           -           -           -       -       -         .5
     Private label            1,145.6     1,165.8       975.4       427.4       349.2       790.2       -       -      134.3
     Other unsecured          1,310.8     1,191.5     1,133.2       371.0       343.8       617.9       -       -       53.3
     Commercial
       and other                  1.1         3.2         3.1         2.7         6.2        26.5       -       -       74.4
     -----------------------------------------------------------------------------------------------------------------------
     Total                   $5,376.3    $5,126.5    $4,246.5    $1,140.3    $1,004.2    $2,067.4       -       -     $283.4
     =======================================================================================================================

     Foreign managed receivables represented 11 and 12 percent of total managed receivables at December 31, 1999 and 1998.

       The outstanding balance of receivables serviced with limited recourse consisted of the following:

     In millions.
     At December 31                          1999             1998
     -------------------------------------------------------------
     Home equity                        $ 2,273.6        $ 3,637.4
     Auto finance                         1,806.3            960.3
     MasterCard/Visa                      9,478.7          9,430.6
     Private label                        1,150.0            811.5
     Other unsecured                      4,730.3          4,862.0
     -------------------------------------------------------------
     Total                              $19,438.9        $19,701.8
     =============================================================

     At December 31, 1999, the expected weighted average remaining life of these securitization transactions was 1.7 years.

       The combination of receivables owned and receivables serviced with limited recourse, which we consider our managed portfolio, is shown below:

     In millions.
     At December 31                          1999             1998
     -------------------------------------------------------------
     Home equity                        $26,935.5        $22,330.1
     Auto finance                         3,039.8          1,765.3
     MasterCard/Visa                     15,793.1         16,610.8
     Private label                       11,269.7         10,377.5
     Other unsecured                     13,881.9         11,970.6
     Commercial and other                   808.3            853.4
     -------------------------------------------------------------
     Managed receivables                $71,728.3        $63,907.7
     =============================================================

     The amounts due and deferred included unamortized securitization assets and other assets established under the recourse provisions for certain sales totaling $2,230.5 million at December 31, 1999 and $2,031.3 million at December 31, 1998. It also included net customer payments (owed by us to) not received from the securitization trustee of $(68.9) million at December 31, 1999 and $79.6 million at December 31, 1998. The reserve for receivables serviced with limited recourse represents our best estimate of probable losses on these receivables.

       The providers of credit enhancements for securitization transactions have no recourse to us. We maintain facilities with third parties which provide for the securitization of receivables on a revolving basis totaling $9.6 billion, of which $9.4 billion were utilized at December 31, 1999. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 65 - 1999 Annual Report


     Contractual maturities of owned receivables were as follows:

     In millions.
     At December 31, 1999             2000         2001         2002         2003         2004     Thereafter         Total
     ----------------------------------------------------------------------------------------------------------------------
     Home equity                 $ 5,802.4     $4,326.2     $2,980.2     $2,253.4     $1,700.8      $ 7,598.9     $24,661.9
     Auto finance                      6.7         28.3        107.4        238.4        502.2          350.5       1,233.5
     MasterCard/Visa               2,627.3      1,503.0      1,364.7      1,386.7        304.1        2,933.9      10,119.7
     Private label                 1,104.1        828.3        614.1        491.6        404.6        2,871.7       6,314.4
     Other unsecured               3,781.2      1,983.0      1,152.8        706.8        451.6        1,076.2       9,151.6
     Commercial and other            219.3         43.0         29.3         38.2         52.1          426.4         808.3
     ----------------------------------------------------------------------------------------------------------------------
     Total                       $13,541.0     $8,711.8     $6,248.5     $5,115.1     $3,415.4      $15,257.6     $52,289.4
     ======================================================================================================================

     A substantial portion of consumer receivables, based on our experience, will be renewed or repaid prior to contractual maturity. The above maturity schedule should not be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding MasterCard and Visa receivables, approximated 62 percent in 1999 and 59 percent in 1998.

       The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

     In millions.                                               Over 1 But
     At December 31, 1999                                   Within 5 years      Over 5 years
     ---------------------------------------------------------------------------------------
     Receivables at predetermined interest rates                 $14,000.0         $ 9,294.6
     Receivables at floating or adjustable rates                   9,490.8           5,963.0
     ---------------------------------------------------------------------------------------
     Total                                                       $23,490.8         $15,257.6
     =======================================================================================

     Nonaccrual consumer receivables totaled $1,412.2 and $1,034.5 million at December 31, 1999 and 1998, respectively, including $236.7 and $178.3 million, respectively, relating to foreign operations. Interest income that would have been recorded in 1999 and 1998 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $240.1 and $162.4 million, respectively, including $42.0 and $30.3 million, respectively, relating to foreign operations. Interest income that was included in net income for 1999 and 1998, prior to these loans being placed on nonaccrual status, was approximately $132.4 and $91.5 million, respectively, including $22.6 and $16.3 million, respectively, relating to foreign operations.

       For an analysis of reserves for credit losses, see our Analysis of Credit Loss Reserves Activity on an owned and managed basis.

--------------------------------------------------------------------------------
5. Deposits

     All dollar amounts are stated in millions.                            Weighted                         Weighted
     At December 31                                        Amount      Average Rate         Amount      Average Rate
     ---------------------------------------------------------------------------------------------------------------
     Domestic
     Time certificates                                   $3,765.9               6.3%      $  930.2               6.8%
     Savings accounts                                         9.2               1.9            3.5               2.7
     Demand accounts                                          1.2                 -            1.4                 -
     ---------------------------------------------------------------------------------------------------------------
     Total domestic deposits                              3,776.3               6.3          935.1               6.8
     ---------------------------------------------------------------------------------------------------------------
     Foreign
     Time certificates                                    1,054.1               5.6          953.7               6.7
     Savings accounts                                        68.4               5.5           84.9               6.1
     Demand accounts                                         81.2               2.3          131.3               4.2
     ---------------------------------------------------------------------------------------------------------------
     Total foreign deposits                               1,203.7               5.3        1,169.9               6.4
     ---------------------------------------------------------------------------------------------------------------
     Total deposits                                      $4,980.0               6.0%      $2,105.0               6.5%
     ===============================================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 66 - 1999 Annual Report
(continued)


     Average deposits and related weighted average interest rates for 1999, 1998 and 1997 were as follows:

                                                                      1999                       1998                       1997
                                                   -----------------------    -----------------------    -----------------------
     All dollar amounts are stated in millions.     Average       Weighted     Average       Weighted     Average       Weighted
     At December 31                                Deposits   Average Rate    Deposits   Average Rate    Deposits   Average Rate
     ---------------------------------------------------------------------------------------------------------------------------
     Domestic
     Time certificates                             $1,857.0            6.1%   $1,056.3            6.1%   $1,167.1            6.8%
     Savings and demand accounts                       12.1            1.4       215.1            2.1       221.4            4.1
     ---------------------------------------------------------------------------------------------------------------------------
     Total domestic deposits                        1,869.1            6.1     1,271.4            5.4     1,388.5            6.3
     ---------------------------------------------------------------------------------------------------------------------------
     Foreign
     Time certificates                                967.7            4.8     1,177.8            6.0       979.1            6.3
     Savings and demand accounts                      200.5            4.4       246.7            5.3       212.4            3.4
     ---------------------------------------------------------------------------------------------------------------------------
     Total foreign deposits                         1,168.2            4.7     1,424.5            5.9     1,191.5            5.8
     ---------------------------------------------------------------------------------------------------------------------------
     Total deposits                                $3,037.3            5.5%   $2,695.9            5.7%   $2,580.0            6.0%
     ===========================================================================================================================

     Interest expense on total deposits was $168.4, $152.7 and $155.3 million for 1999, 1998 and 1997, respectively. Interest expense on domestic deposits was $113.4, $68.7 and $90.4 million for 1999, 1998 and 1997, respectively.

       Maturities of time certificates in amounts of $100,000 or more were:

     All dollar amounts are stated in millions.
     At December 31, 1999                              Domestic        Foreign          Total
     ----------------------------------------------------------------------------------------
     3 months or less                                      $ .5       $  555.7       $  556.2
     Over 3 months through 6 months                          .5          160.5          161.0
     Over 6 months through 12 months                          -           93.7           93.7
     Over 12 months                                          .1          241.7          241.8
     ----------------------------------------------------------------------------------------
     Total                                                 $1.1       $1,051.6       $1,052.7
     ========================================================================================

     Contractual maturities of time certificates within each interest rate range were as follows:

     All dollar amounts are stated in millions.
     At December 31, 1999                          2000         2001       2002       2003       2004     Thereafter        Total
     ----------------------------------------------------------------------------------------------------------------------------
     Interest Rate
        (Less-Than) 4.00%                      $    8.7     $     .1          -          -          -              -     $    8.8
              4.00%-5.99%                         766.7        462.7     $121.9     $164.9     $ 91.6              -      1,607.8
              6.00%-7.99%                         232.5        730.3      747.0      423.9      769.1         $200.1      3,102.9
              8.00%-9.99%                          57.5            -          -          -          -              -         57.5
     ----------------------------------------------------------------------------------------------------------------------------
     Total                                     $1,065.4     $1,193.1     $868.9     $588.8     $860.7         $200.1     $4,777.0
     ============================================================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 67 - 1999 Annual Report


--------------------------------------------------------------------------------
6. Commercial Paper, Bank and Other Borrowings

                                                                      Bank
     All dollar amounts are stated in millions.    Commercial    and Other
     At December 31                                     Paper*  Borrowings      Total
     ---------------------------------------------------------------------------------
     1999
     Balance                                         $8,822.2     $1,955.6   $10,777.8
     Highest aggregate month-end balance                                      11,454.6
     Average borrowings                               8,620.3      1,426.7    10,047.0
     Weighted average interest rate:
      At year end                                         5.6%         5.6%        5.6%
      Paid during year                                    5.2          5.0         5.2
     ---------------------------------------------------------------------------------
     1998
     Balance                                         $7,713.2     $2,204.7   $ 9,917.9
     Highest aggregate month-end balance                                      12,677.6
     Average borrowings                               9,495.6      2,640.8    12,136.4
     Weighted average interest rate:
      At year end                                         5.2%         7.1%        5.6%
      Paid during year                                    5.5          5.6         5.5
     ---------------------------------------------------------------------------------
     1997
     Balance                                         $9,064.7     $1,601.4   $10,666.1
     Highest aggregate month-end balance                                      11,654.6
     Average borrowings                               8,992.5      1,419.5    10,412.0
     Weighted average interest rate:
      At year end                                         5.7%         7.5%       6.0%
      Paid during year                                    5.6          6.5         5.7
     ---------------------------------------------------------------------------------

     *Included in outstanding balances at year-end 1999, 1998 and 1997 were commercial paper obligations of foreign subsidiaries of $359.4, $322.8 and $958.4 million, respectively.

     Interest expense for commercial paper, bank and other borrowings totaled $522.5, $672.1 and $592.4 million for 1999, 1998 and 1997, respectively.

       We maintain various bank credit agreements primarily to support commercial paper borrowings. At December 31, 1999 and 1998, we had committed back-up lines and other bank lines of $12.6 and $13.5 billion, respectively, of which $11.4 and $11.7 billion, respectively, were unused. Formal credit lines are reviewed annually, and expire at various dates from 2000 to 2004. Borrowings under these lines generally are available at a surcharge over LIBOR. Annual commitment fee requirements to support availability of these lines at December 31, 1999 totaled $10.8 million.

--------------------------------------------------------------------------------
7. Senior and Senior Subordinated Debt (with original maturities over one year)

     All dollar amounts are stated in millions.
     At December 31                                                     1999        1998
     -------------------------------------------------------------------------------------
     Senior Debt
     3.50% to 4.99%; due 2000 to 2004                                $   413.5           -
     5.00% to 6.49%; due 2000 to 2013                                 10,267.0   $ 6,817.1
     6.50% to 6.99%; due 2000 to 2013                                  5,293.0     4,167.9
     7.00% to 7.49%; due 2000 to 2023                                  3,098.7     1,569.9
     7.50% to 7.99%; due 2000 to 2012                                    660.7     1,779.0
     8.00% to 8.99%; due 2000 to 2008                                    679.6     1,359.0
     9.00% and greater; due 2000 to 2001                                 428.8       480.0
     Variable interest rate debt; 3.55% to 7.52%; due 2000 to 2019    13,576.5    13,765.9
     Senior Subordinated Debt
     6.50% to 9.63%; due 2000 to 2003                                    494.7       494.7
     10.25%; due 2003                                                        -        20.0
     Unamortized Discount                                                (25.2)      (14.9)
     -------------------------------------------------------------------------------------
     Total senior and senior subordinated debt                       $34,887.3   $30,438.6
     =====================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 68 - 1999 Annual Report
(continued)


     Weighted average interest rates were 6.4 and 6.3 percent at December 31, 1999 and 1998, respectively. Interest expense for senior and senior subordinated debt was $2,085.7, $1,692.2 and $1,610.7 million for 1999, 1998 and 1997, respectively. The most restrictive financial covenant contained in the terms of our debt agreements are the maintenance of a minimum shareholders' equity of $2.0 billion for Household International, Inc., and the maintenance of a minimum shareholder's equity of $3.0 billion for Household Finance Corporation ("HFC"), a wholly-owned subsidiary of Household.

      Maturities of senior and senior subordinated debt were:

     In millions.
     At December 31, 1999
-------------------------------------------------------------------------------
     2000                                                             $ 6,571.2
     2001                                                               6,043.4
     2002                                                               4,291.1
     2003                                                               4,125.3
     2004                                                               3,255.1
     Thereafter                                                        10,601.2
-------------------------------------------------------------------------------
     Total                                                            $34,887.3
===============================================================================


8. Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk

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

       We use interest rate contracts and foreign exchange rate contracts. Each of these financial instruments has varying degrees of credit risk and/or market risk.

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

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 69 - 1999 Annual Report

Interest Rate and Foreign Exchange Contracts    The following table summarizes
the activity in interest rate and foreign exchange contracts for 1999, 1998 and 1997:

Hedging/Synthetic Alteration Instruments

                                                             Exchange Traded                               Non-Exchange Traded
----------------------------------------------------------------------------   -----------------------------------------------
                                       Interest Rate                                                          Foreign Exchange
                                   Futures Contracts                 Options                                    Rate contracts
                               ---------------------   ---------------------      Interest    Currency   ---------------------
In millions                   Purchased         Sold   Purchased     Written    Rate Swaps       Swaps   Purchased        Sold
------------------------------------------------------------------------------------------------------------------------------

1997
Notional amount, 1996         $ 1,338.0            -           -           -     $10,774.6    $2,457.9   $   169.7   $  (951.8)
New contracts                   8,584.0    $(7,350.0)          -           -       3,854.0       988.5     4,256.6    (4,548.5)
Matured or expired
 contracts                     (2,020.0)       120.0           -           -      (3,168.3)     (397.3)     (652.6)      843.4
Terminated contracts                  -            -           -           -      (1,175.9)     (205.4)      (95.6)       95.6
In-substance maturities/1/     (7,030.0)     7,030.0           -           -             -           -    (3,242.2)    3,242.2
------------------------------------------------------------------------------------------------------------------------------
Notional amount, 1997         $   872.0    $  (200.0)          -           -     $10,284.4    $2,843.7   $   435.9   $(1,319.1)
==============================================================================================================================
Fair value, 1997/2/           $       -    $       -           -           -     $   152.4    $ (126.0)  $     4.5   $    (6.4)
------------------------------------------------------------------------------------------------------------------------------
1998
Notional amount, 1997         $   872.0    $  (200.0)          -           -     $10,284.4    $2,843.7   $   435.9   $(1,319.1)
New contracts                   2,736.0     (2,281.0)   $1,344.0           -       7,237.1     2,099.9     5,869.9    (6,546.5)
Matured or expired
 contracts                     (1,072.0)        15.0      (800.0)          -      (2,476.6)     (282.7)   (1,450.4)    1,770.1
Terminated contracts                  -            -           -           -      (1,329.3)     (254.6)     (307.6)      307.6
In-substance maturities/1/     (2,466.0)     2,466.0           -           -             -           -    (4,538.0)    4,538.0
------------------------------------------------------------------------------------------------------------------------------
Notional amount, 1998         $    70.0    $       -    $  544.0           -     $13,715.6    $4,406.3   $     9.8   $(1,249.9)
==============================================================================================================================
Fair value, 1998/2/           $       -    $       -    $      -           -     $    68.9    $  159.5   $     (.2)  $     2.1
------------------------------------------------------------------------------------------------------------------------------
1999
Notional amount, 1998         $    70.0            -    $  544.0           -     $13,715.6    $4,406.3   $     9.8   $(1,249.9)
New contracts                   5,743.0    $(4,725.0)    1,158.0      $(50.0)     18,734.2     2,070.2     2,089.9    (1,479.3)
Matured or expired
 contracts                     (1,013.0)        25.0      (949.0)          -      (2,894.5)     (723.8)     (116.6)      171.5
Terminated contracts                  -            -           -           -      (1,796.4)      (80.0)      (18.8)       13.8
In-substance maturities/1/     (4,700.0)     4,700.0       (50.0)       50.0             -           -    (1,846.2)    1,846.2
------------------------------------------------------------------------------------------------------------------------------
Notional amount, 1999         $   100.0    $       -    $  703.0      $    -     $27,758.9    $5,672.7   $   118.1   $  (697.7)
==============================================================================================================================
Fair value, 1999/2/           $     (.1)   $       -    $      -      $    -     $  (125.3)   $ (319.2)  $      .5   $     4.9
------------------------------------------------------------------------------------------------------------------------------

                                               Non-Exchange Traded
------------------------------------------------------------------
                                       Interest Rate
                                   Forward Contracts    Other Risk
                              ----------------------    Management
In millions                   Purchased         Sold   Instruments
------------------------------------------------------------------
1997
Notional amount, 1996         $ 1,731.9    $  (269.2)     $2,676.2
New contracts                   6,055.8     (1,326.3)        372.4
Matured or expired
 contracts                     (4,477.7)     1,489.5        (495.9)
Terminated contracts                  -            -         (85.3)
In-substance maturities/1/            -            -             -
------------------------------------------------------------------
Notional amount, 1997         $ 3,310.0    $  (106.0)     $2,467.4
==================================================================
Fair value, 1997/2/           $     1.7    $       -      $   11.3
------------------------------------------------------------------
1998
Notional amount, 1997         $ 3,310.0    $  (106.0)     $2,467.4
New contracts                   3,549.8     (1,199.6)        883.1
Matured or expired
 contracts                     (4,458.1)     1,069.7        (306.9)
Terminated contracts             (139.8)       148.9          (5.8)
In-substance maturities/1/            -            -             -
------------------------------------------------------------------
Notional amount, 1998         $ 2,261.9    $   (87.0)     $3,037.8
==================================================================
Fair value, 1998/2/           $    (6.2)   $       -      $    2.8
------------------------------------------------------------------
1999
Notional amount, 1998         $ 2,261.9    $   (87.0)     $3,037.8
New contracts                   6,946.7     (1,242.0)      2,089.4
Matured or expired
 contracts                     (5,759.4)       666.4        (442.1)
Terminated contracts             (207.7)       593.4      (1,231.1)
In-substance maturities/1/            -            -             -
------------------------------------------------------------------
Notional amount, 1999         $ 3,241.5    $   (69.2)     $3,454.0
==================================================================
Fair value, 1999/2/           $     6.4    $       -      $    4.8
------------------------------------------------------------------

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

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 70 - 1999 Annual Report
(continued)


We operate in three functional currencies, the U.S. dollar, the British pound and the Canadian dollar. Of the above instruments, the U.S. dollar is the functional currency for exchange traded interest rate futures and options. The remaining instruments are restated in U.S. dollars by country as follows:

                                                                 Foreign Exchange                  Interest Rate
                          Interest                                 Rate Contracts              Forward Contracts      Other Risk
                              Rate        Currency     --------------------------        -----------------------      Management
In millions.                 Swaps           Swaps     Purchased             Sold        Purchased          Sold     Instruments
--------------------------------------------------------------------------------------------------------------------------------
1997
United States            $ 8,883.5        $1,762.1        $435.9        $(1,319.1)               -             -        $1,350.0
Canada                       361.6           427.3             -                -         $  447.5       $(106.0)            7.0
United Kingdom             1,039.3           654.3             -                -          2,862.5             -         1,110.4
--------------------------------------------------------------------------------------------------------------------------------
                         $10,284.4        $2,843.7        $435.9        $(1,319.1)        $3,310.0       $(106.0)       $2,467.4
================================================================================================================================
1998
United States            $12,158.4        $3,052.7        $  6.5        $(1,249.9)               -             -        $2,073.8
Canada                       287.3           334.7           3.3                -         $  344.6       $ (45.5)           29.3
United Kingdom             1,269.9         1,018.9             -                -          1,917.3         (41.5)          934.7
--------------------------------------------------------------------------------------------------------------------------------
                         $13,715.6        $4,406.3        $  9.8        $(1,249.9)        $2,261.9       $ (87.0)       $3,037.8
================================================================================================================================
1999
United States            $25,916.7        $4,258.2        $113.0        $  (697.7)               -             -        $2,701.5
Canada                       374.1           223.0           5.1                -         $  245.5       $ (67.6)              -
United Kingdom             1,468.1         1,191.5             -                -          2,996.0          (1.6)          752.5
--------------------------------------------------------------------------------------------------------------------------------
                         $27,758.9        $5,672.7        $118.1        $  (697.7)        $3,241.5       $ (69.2)       $3,454.0
================================================================================================================================

Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. We primarily enter into interest rate swap transactions to synthetically alter balance sheet items. These transactions are specifically designated to a particular asset/liability, off-balance sheet item or anticipated transaction of a similar characteristic. Specific assets or liabilities may consist of groups of individually small dollar homogeneous assets or liabilities of similar economic characteristics. Credit and market risk exists with respect to these instruments. The following table reflects the items so altered at December 31, 1999:

In millions.
--------------------------------------------------------------------------------------------------------------------------------
Investment securities                                                                                                  $    36.8
Receivables:
  Home equity                                                                                                            4,290.0
  Private label                                                                                                             12.1
  Other unsecured                                                                                                           16.3
--------------------------------------------------------------------------------------------------------------------------------
Total owned receivables                                                                                                  4,318.4
Commercial paper, bank and
 other borrowings                                                                                                        1,234.0
Senior and senior subordinated debt                                                                                     10,924.7
Receivables serviced with limited recourse                                                                              11,245.0
--------------------------------------------------------------------------------------------------------------------------------
Total items synthetically altered with interest rate swaps                                                             $27,758.9
================================================================================================================================

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

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 71 - 1999 Annual Report


     The following table summarizes the maturities and related weighted average receive/pay rates of interest rate swaps outstanding at December 31, 1999:

All dollar amounts are stated in millions.       2000       2001       2002       2003       2004     2005   Thereafter       Total
-----------------------------------------------------------------------------------------------------------------------------------
Pay a fixed rate/receive a floating rate:
     Notional value                         $ 1,843.5   $4,855.0   $1,296.4   $1,324.4   $  226.1   $177.7            -   $ 9,723.1
     Weighted average receive rate               6.24%      6.28%      6.19%      6.34%      6.28%    6.28%           -        6.27%
     Weighted average pay rate                   6.31       6.04       6.27       6.02       6.87     7.17            -        6.16
-----------------------------------------------------------------------------------------------------------------------------------
Pay a floating rate/receive a fixed rate:
     Notional value                         $   199.2   $  224.4   $  259.7   $  100.0   $1,213.4   $100.0     $4,597.1   $ 6,693.8
     Weighted average receive rate               6.78%      6.52%      6.15%      6.50%      5.91%    6.86%        6.44%       6.35%
     Weighted average pay rate                   5.94       6.12       5.53       5.60       6.10     6.11         6.10        6.06
-----------------------------------------------------------------------------------------------------------------------------------
Pay a floating rate/receive a different floating rate:
     Notional value                         $ 8,337.0   $  500.0   $2,505.0          -          -        -            -   $11,342.0
     Weighted average receive rate               6.36%      6.11%      6.00%         -          -        -            -        6.27%
     Weighted average pay rate                   5.73       5.63       5.88          -          -        -            -        5.76
     ------------------------------------------------------------------------------------------------------------------------------
     Total notional value                   $10,379.7   $5,579.4   $4,061.1   $1,424.4   $1,439.5   $277.7     $4,597.1   $27,758.9
===================================================================================================================================
Total weighted average rates on swaps:
     Receive rate                                6.35%      6.27%      6.07%      6.35%      5.97%    6.49%        6.44%       6.29%
     ------------------------------------------------------------------------------------------------------------------------------
     Pay rate                                    5.83       6.00       5.98       5.99       6.22     6.79         6.10        5.97
     ------------------------------------------------------------------------------------------------------------------------------

     The floating rates paid or received by us are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 1-, 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates also impact the interest rate on the underlying assets or liabilities. We use hedging/synthetic alteration instruments to manage the volatility of net interest margin resulting from changes in interest rates on the underlying hedged/synthetically altered items. Owned net interest margin would have increased by 1 basis point in 1999 and declined by 7 and 9 basis points in 1998 and 1997, respectively, had these instruments not been utilized.

       Forwards and futures are agreements between two parties, committing one to sell and the other to buy a specific quantity of an instrument on some future date. The parties agree to buy or sell at a specified price in the future, and their profit or loss is determined by the difference between the arranged price and the level of the spot price when the contract is settled. We have both interest rate and foreign exchange rate forward contracts and interest rate futures contracts. We use foreign exchange contracts to reduce our exposure to foreign currency exchange risk. Interest rate forward and futures contracts are used to hedge resets of interest rates on our floating rate assets and liabilities. Our exposure to credit risk for futures is limited, as these contracts are traded on organized exchanges. Each day, changes in contract values are settled in cash. In contrast, forward contracts have credit risk relating to the performance of the counterparty. These instruments also are subject to market risk. Cash requirements for forward contracts include the receipt or payment of cash upon the sale or purchase of the instrument.

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

       Deferred gains of $51.2 and $56.9 million and deferred losses of $1.6 and $1.5 million from hedging/synthetic alteration instruments were recorded on the balance sheets at December 31, 1999 and 1998, respectively. The weighted average amortization period associated with the deferred gains was
     4.0 and 5.0 years at December 31, 1999 and 1998, respectively. The weighted average amortization period for the deferred losses was 1.2 and .5 years at December 31, 1999 and 1998, respectively.

       At December 31, 1999 and 1998, the accrued interest, unamortized premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $48.8 and $33.6 million, respectively.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 72 - 1999 Annual Report
(continued)


     Concentrations of Credit Risk    A concentration of credit risk is defined
     as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.

       Because we primarily lend to consumers, we do not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 1999 and 1998. We lend nationwide, with the following geographic areas comprising more than 10 percent of total managed domestic receivables at December 31, 1999: California-17 percent; Southwest (AZ, AR, LA, NM, OK, TX)-10 percent; Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)-21 percent; Middle Atlantic (DE, DC, MD, NJ, PA, VA,
     WV)-15 percent; Northeast (CT, ME, MA, NH, NY, RI, VT)-12 percent; and Southeast (AL, FL, GA, KY, MS, NC, SC, TN)-16 percent.


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

       The obligations of Household with respect to the junior subordinated notes, when considered together with certain undertakings of Household with respect to HCT I, HCT II and HCT IV, constitute full and unconditional guarantees by Household of HCT I's, HCT II's and HCT IV's obligations under the respective preferred securities. The preferred securities are classified in our balance sheets as company obligated mandatorily redeemable preferred securities of subsidiary trusts (representing the minority interest in the trusts) at their face and redemption amount of $375 million at December 31, 1999 and 1998. The preferred securities have a liquidation value of $25 per preferred security. Dividends on the preferred securities are cumulative, payable quarterly in arrears and are deferrable at Household's option for up to five years from date of issuance. Household cannot pay dividends on its preferred and common stocks during such deferments. Dividends on the preferred securities have been classified as interest expense in the statements of income.

------------------------------------------------------------------------------------------------
10. Preferred Stock

     All dollar amounts are stated in millions.
     At December 31                                                           1999           1998
     --------------------------------------------------------------------------------------------
     $4.30 Preferred Stock, 836,585 shares                                  $ 83.6         $ 83.6
     $4.50 Preferred Stock, 103,976 shares                                    10.4           10.4
     5.00% Preferred Stock, 407,718 shares                                    20.4           20.4
     8.25% Preferred Stock, Series 1992-A, 2,000,000 depositary shares/1/     50.0           50.0
     --------------------------------------------------------------------------------------------
     Total preferred stock                                                  $164.4         $164.4
     ============================================================================================

     /1/Depositary share represents 1/40 share of preferred stock.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 73 - 1999 Annual Report


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

       Holders of all issues of preferred stock are entitled to payment before any capital distribution is made to common shareholders. The 8.25 percent preferred stock is nonvoting. Holders of the $4.30 preferred, $4.50 preferred and 5 percent preferred stock will be entitled to vote as a separate class to elect two directors if the equivalent of three or more semiannual dividends shall be in arrears, until the dividends in arrears are paid in full.

       Household's Board of Directors has adopted a resolution creating an Offering Committee of the Board with the power to authorize the issuance and sale of one or more series of preferred stock. The Offering Committee has the authority to determine the particular designations, powers, preferences and relative, participating, optional or other special rights (other than voting rights which shall be fixed by the Board of Directors) and qualifications, limitations or restrictions of such issuance. At December 31, 1999, up to 2.6 million shares of preferred stock were authorized for issuance.


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


--------------------------------------------------------------------------------
12. Fair Value of Financial Instruments

     We have estimated the fair value of our financial instruments in accordance with Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" ("FAS No. 107"). Fair value estimates, methods and assumptions set forth below for our financial instruments are made solely to comply with the requirements of FAS No. 107 and should be read in conjunction with the financial statements and notes in this Annual Report.

       A significant portion of our financial instruments do not have a quoted market price. For these items, fair values were estimated by discounting estimated future cash flows at estimated current market discount rates. Assumptions used to estimate future cash flows are consistent with management's assessments regarding ultimate collectibility of assets and related interest and with estimates of product lives and repricing characteristics used in our asset/liability management process. All assumptions are based on historical experience adjusted for future expectations. Assumptions used to determine fair values for financial instruments for which no active market exists are inherently judgmental, and changes in these assumptions could significantly affect fair value calculations.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 74 - 1999 Annual Report
(continued)


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

       The following is a summary of the carrying value and estimated fair value of our financial instruments:

                                                                                1999                                         1998
                                            ----------------------------------------     ----------------------------------------
     In millions.                             Carrying      Estimated                      Carrying      Estimated
     At December 31                              Value     Fair Value     Difference          Value     Fair Value     Difference
     ----------------------------------------------------------------------------------------------------------------------------
     Cash                                   $    270.6     $    270.6              -     $    457.4     $    457.4              -
     Investment securities                     3,128.1        3,128.1              -        3,202.1        3,202.1              -
     Receivables                              52,158.4       52,459.9        $ 301.5       43,948.1       44,415.2      $   467.1
     ----------------------------------------------------------------------------------------------------------------------------
     Subtotal                                 55,557.1       55,858.6          301.5       47,607.6       48,074.7          467.1
     ----------------------------------------------------------------------------------------------------------------------------
     Deposits                                 (4,980.0)      (4,906.3)          73.7       (2,105.0)      (2,113.0)          (8.0)
     Commercial paper, bank and
       other borrowings                      (10,777.8)     (10,777.8)             -       (9,917.9)      (9,917.9)             -
     Senior and senior subordinated debt     (34,887.3)     (34,106.5)         780.8      (30,438.6)     (31,139.9)        (701.3)
     Insurance reserves                       (1,308.9)      (1,472.5)        (163.6)      (1,371.7)      (1,726.2)        (354.5)
     ----------------------------------------------------------------------------------------------------------------------------
     Subtotal                                (51,954.0)     (51,263.1)         690.9      (43,833.2)     (44,897.0)      (1,063.8)
     ----------------------------------------------------------------------------------------------------------------------------
     Interest rate and foreign
       exchange contracts                         40.8         (428.0)        (468.8)          15.9          226.9          211.0
     Commitments to extend
       credit and guarantees                         -           49.1           49.1              -           55.3           55.3
     ----------------------------------------------------------------------------------------------------------------------------
     Subtotal                                     40.8         (378.9)        (419.7)          15.9          282.2          266.3
     ----------------------------------------------------------------------------------------------------------------------------
     Total                                  $  3,643.9     $  4,216.6        $ 572.7     $  3,790.3     $  3,459.9      $  (330.4)
     ============================================================================================================================

     The following methods and assumptions were used to estimate the fair value of our financial instruments:

       Cash: Carrying value approximates fair value due to cash's liquid nature.

       Investment securities: Investment securities are classified as available-for-sale and are carried at fair value on the balance sheets. Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

       Receivables: The fair value of adjustable rate consumer receivables approximates carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates approximating those offered by us on such products at the respective valuation dates. This approach to estimating fair value for fixed rate receivables results in a disclosed fair value that is less than amounts we believe could be currently realizable on a sale of these receivables. These receivables are relatively insensitive to changes in overall market interest rates and, therefore, have additional value compared to alternative uses of funds. The fair value of commercial receivables was determined by discounting estimated future cash flows at estimated market interest rates.

       The fair value of consumer receivables also included an estimate, on a present value basis, of cash flows associated with securitizations of certain home equity, auto finance, MasterCard and Visa, private label and other unsecured receivables.

       Deposits: The fair value of our savings and demand accounts equaled the carrying amount as stipulated in FAS No. 107. The fair value of fixed rate time certificates was estimated by discounting future expected cash flows at interest rates that we offer on such products at the respective valuation dates.

       Commercial paper, bank and other borrowings: The fair value of these instruments approximates existing carrying value because interest rates on these instruments adjust with changes in market interest rates due to their short-term maturity or repricing characteristics.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 75 - 1999 Annual Report


       Senior and senior subordinated debt: The estimated fair value of these instruments was computed by discounting future expected cash flows at interest rates offered for similar types of debt instruments.

       Insurance reserves: The fair value of insurance reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates at December 31, 1999 and 1998. The fair value of other insurance reserves is not required to be determined in accordance with FAS No. 107.

       Interest rate and foreign exchange contracts: Where practical, quoted market prices were used to determine fair value of these instruments. For non-exchange traded contracts, fair value was determined using accepted and established valuation methods (including input from independent third parties) which consider the terms of the contracts and market expectations on the valuation date for forward interest rates (for interest rate contracts) or forward foreign currency exchange rates (for foreign exchange contracts). We enter into foreign exchange contracts to hedge our exposure to currency risk on foreign denominated debt. We also enter into interest rate contracts to hedge our exposure to interest rate risk on assets and liabilities, including debt. As a result, decreases/increases in the fair value of these contracts would be offset by a corresponding increase/decrease in the fair value of the individual asset or liability being hedged. See Note 8, "Derivative Financial Instruments and Other Financial Instruments with Off-Balance Sheet Risk," for additional discussion of the nature of these items.

       Commitments to extend credit and guarantees: These commitments were valued by considering our relationship with the counterparty, the creditworthiness of the counterparty and the difference between committed and current interest rates.

-------------------------------------------------------------------------------
13. Leases

     We lease certain offices, buildings and equipment for periods of up to 25 years with various renewal options. The office space leases generally require us to pay certain operating expenses. Net rental expense under operating leases was $89.4, $118.8 and $135.5 million for 1999, 1998 and 1997, respectively.

       In connection with our merger with Beneficial, we have a lease obligation on a facility located in Peapack, New Jersey expiring in 2010. This facility has been subleased through the end of the lease period with the sublessor assuming our future rental obligations.

       Future net minimum lease commitments under noncancelable operating lease arrangements were:

                                        Minimum      Minimum
     In millions.                        Rental     Sublease
     At December 31, 1999              Payments       Income        Net
     ------------------------------------------------------------------
     2000                                $117.6       $ 23.1     $ 94.5
     2001                                 106.8         23.1       83.7
     2002                                  94.4         23.0       71.4
     2003                                  83.9         22.7       61.2
     2004                                  81.1         22.2       58.9
     Thereafter                           338.5        119.8      218.7
     ------------------------------------------------------------------
     Net minimum lease commitments       $822.3       $233.9     $588.4
     ==================================================================

-------------------------------------------------------------------------------
14. Incentive Compensation and Stock Option Plans

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

       Non-employee directors annually receive options to purchase shares of Household's common stock at the stock's fair market value the day the option is granted. Director options have a term of ten years and one day, fully vest six months from the date granted, and once vested are exercisable at any time during the option term.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 76 - 1999 Annual Report
(continued)


     Common stock data for the stock option plans is summarized as follows:

                                                            1999                           1998                            1997
                                        ------------------------       ------------------------        ------------------------
                                                       Price per                      Price per                       Price per
                                            Shares         Share           Shares         Share            Shares         Share
     --------------------------------------------------------------------------------------------------------------------------
     Outstanding at beginning of year   21,600,569        $21.14       30,166,477        $19.90        23,779,041        $14.81
     Granted/1/                          2,311,500         44.78        2,380,000         38.01        11,362,485         29.03
     Exercised                          (7,805,549)        17.48       (9,811,659)        20.89        (3,081,428)        11.35
     Expired or canceled                   (38,194)        31.45       (1,134,249)        25.67        (1,893,621)        23.49
     --------------------------------------------------------------------------------------------------------------------------
     Outstanding at the end of year     16,068,326        $26.30       21,600,569        $21.14        30,166,477        $19.90
     ==========================================================================================================================
     Exercisable at end of year         11,023,619        $19.64       16,806,843        $17.39        17,870,085        $17.24
     ==========================================================================================================================
     Weighted average fair value
       of options granted                                 $19.65                         $13.43                          $10.82
     ==========================================================================================================================

     /1/Beneficial's stock option grants for 1997 were 9,297,318 shares.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                                   Options Outstanding                    Options Exercisable
                               -------------------------------------------------------   ------------------------------------
                                          Number                                                    Number
     Range of                     Outstanding at   Weighted Average   Weighted Average      Outstanding at   Weighted Average
     Exercise Prices           December 31, 1999     Remaining Life     Exercise Price   December 31, 1999     Exercise Price
     ------------------------------------------------------------------------------------------------------------------------
     $6.65-$25.90                      8,163,682          4.6 years             $14.18           8,155,434             $14.18
     $28.22-$51.38                     7,904,644          8.5 years             $38.81           2,868,185             $35.17
     ------------------------------------------------------------------------------------------------------------------------

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

       We account for options and shares issued under the ESPP in accordance with APB 25, pursuant to which no compensation cost has been recognized. Had compensation cost been determined consistent with FAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share, on a pro forma basis, would have been as follows:

                                                                1999              1998              1997
     In millions, except per share data.           -----------------   ---------------   ---------------
     Year ended December 31                        Diluted     Basic   Diluted   Basic   Diluted   Basic
     ---------------------------------------------------------------------------------------------------
     Earnings available to common shareholders:
      As Reported                                 $1,477.2  $1,477.2    $509.1  $509.1    $923.3  $923.3
      Pro Forma                                    1,460.7   1,460.7     452.6   452.6     902.9   902.9
     Earnings per share:
      As Reported                                 $   3.07  $   3.10    $ 1.03  $ 1.04    $ 1.93  $ 1.97
      Pro Forma                                       3.03      3.06       .92     .93      1.88    1.92
     ---------------------------------------------------------------------------------------------------

     The pro forma compensation expense included in the table above may not be representative of the actual effects on net income for future years. Pro forma earnings per share in 1998 includes the acceleration of compensation expense associated with Beneficial options.

       The fair value of each option granted was estimated as of the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

                                                      1999      1998      1997
     -------------------------------------------------------------------------
     Risk free interest rate                          5.84%     4.66%     5.86%
     Expected dividend yield                          1.65      1.62      1.45
     Expected life                                 5 years   5 years   5 years
     Expected volatility                              46.9%     37.7%     23.9%
     -------------------------------------------------------------------------

     The Black-Scholes model uses different assumptions that can significantly effect the fair value of the options. As a result, the derived fair value estimates cannot be substantiated by comparison to independent markets.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 77 - 1999 Annual Report


--------------------------------------------------------------------------------
15. Employee Benefit Plans

     The company sponsors several defined benefit pension plans covering substantially all of its U.S. and non-U.S. employees. At December 31, 1999, plan assets included an investment in 3,542,155 shares of Household's common stock with a fair value of $131.9 million.

     Pension income for defined benefit plans, primarily due to the overfunded status of the domestic plan, included the following components:

     In millions.
     Year ended December 31                                  1999         1998          1997
     ---------------------------------------------------------------------------------------
     Service cost-benefits earned during the period        $(28.7)      $(23.0)       $(19.0)
     Interest cost on projected benefit obligation          (31.0)       (39.8)        (38.0)
     Expected return on assets                               80.4         75.4          72.6
     Amortization of transition asset                         1.2         12.1          13.2
     Recognized gains (losses)                                4.1         (1.7)         (4.9)
     ---------------------------------------------------------------------------------------
     Pension income                                        $ 26.0       $ 23.0        $ 23.9
     =======================================================================================

     In September 1998, the Beneficial defined benefit plan was merged into the Household plan. Prior to 1998, each plan was separately valued based on the individual plan's underlying terms and asset mix. The range of assumptions used in determining the benefit obligation and pension income of the domestic defined benefit plans at December 31 are as follows:

                                                               1999       1998            1997
     -----------------------------------------------------------------------------------------
     Discount rate                                              8.0%       7.0%       7.0%-7.5%
     Salary increase assumption                                 4.0%       4.0%       4.0%-4.5%
     Expected long-term rate of return on plan assets          10.0%      10.0%      9.0%-10.0%
     =========================================================================================

     A reconciliation of beginning and ending balances of the projected benefit obligation of the defined benefit pension plans is as follows:

     In millions.
     Year ended December 31                              1999          1998
     ----------------------------------------------------------------------
     Benefit obligation at beginning of year           $567.2        $546.7
     Service cost                                        28.7          23.0
     Interest cost                                       31.0          39.8
     Actuarial (gains) losses                              .8          15.7
     Foreign currency exchange rate changes               1.9          (2.6)
     Plan amendments                                     (1.8)          3.2
     Benefits paid                                      (79.9)        (58.6)
     ----------------------------------------------------------------------
     Benefit obligation at end of year                 $547.9        $567.2
     ======================================================================

     A reconciliation of beginning and ending balances of the fair value of plan assets associated with the defined benefit pension plans is as follows:

     In millions.
     Year ended December 31                                     1999          1998
     -----------------------------------------------------------------------------
     Fair value of plan assets at beginning of year           $821.8        $824.1
     Actual return on plan assets                              181.1          41.8
     Foreign currency exchange rate changes                      2.3          (2.9)
     Employer contributions                                      1.2           7.9
     Transfer of plan assets                                       -           9.5
     Benefits paid                                             (79.9)        (58.6)
     -----------------------------------------------------------------------------
     Fair value of plan assets at end of year                 $926.5        $821.8
     =============================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 78 - 1999 Annual Report
(continued)


     The funded status of defined benefit pension plans was as follows:

     In millions.
     At December 31                                      1999        1998
     --------------------------------------------------------------------
     Funded status                                     $378.6      $254.6
     Unrecognized net actuarial (gain) loss              (3.2)       89.0
     Unamortized prior service cost                      (7.3)       (5.9)
     Unamortized assets                                     -         (.2)
     --------------------------------------------------------------------
     Prepaid pension cost                              $368.1      $337.5
     ====================================================================

     We also sponsor various 401(k) savings plans and profit sharing plans for employees meeting certain eligibility requirements. Under the Household plan, each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. The Beneficial 401(k) savings plan provided for annual employer contributions up to 2.5% of each eligible employee's annual compensation. Upon completion of the merger, participants of the Beneficial plan could elect to participate in Household's plan. In December 1998, the Beneficial 401(k) plan was merged into the existing Household plan. For 1999, 1998 and 1997, total expense for these plans was $39.1, $32.2 and $23.9 million, respectively.

       We have several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. These plans cover substantially all employees who meet certain age and vested service requirements. We have instituted dollar limits on our payments under the plans to control the cost of future medical benefits.

       The net postretirement benefit cost included the following:

     In millions.
     Year ended December 31                                     1999         1998         1997
     -----------------------------------------------------------------------------------------
     Service cost-benefits earned during the period           $ (4.3)      $ (4.6)      $ (4.8)
     Interest cost on accumulated postretirement
      benefit obligation                                        (9.4)       (12.7)       (12.1)
     Amortization of transition obligation                      (6.3)        (6.3)        (6.3)
     Amortization of prior service cost                          1.7          1.2           .8
     Recognized actuarial gain                                   1.2          1.7          2.7
     -----------------------------------------------------------------------------------------
     Net periodic postretirement benefit cost                 $(17.1)      $(20.7)      $(19.7)
     =========================================================================================

     A reconciliation of the beginning and ending balances of the accumulated post-retirement benefit obligation is as follows:

     In millions.
     Year ended December 31                                  1999         1998
     -------------------------------------------------------------------------
     Benefit obligation at beginning of year               $180.7       $183.9
     Service cost                                             4.3          4.6
     Interest cost                                            9.4         12.7
     Actuarial (gains) losses                               (27.0)         4.5
     Plan amendments                                            -        (17.6)
     Benefits paid                                           (6.9)        (7.4)
     -------------------------------------------------------------------------
     Benefit obligation at end of year                     $160.5       $180.7
     =========================================================================

     Our postretirement benefit plans are funded on a pay-as-you-go basis. A reconciliation of the components of the accrued postretirement benefit obligation is as follows:

     In millions.
     Year ended December 31                                     1999          1998
     -----------------------------------------------------------------------------
     Funded status                                            $160.5        $180.7
     Unamortized prior service cost                             22.9          24.5
     Unrecognized net actuarial gain                            54.1          24.4
     Unamortized transition obligation                         (81.7)        (88.0)
     -----------------------------------------------------------------------------
     Accrued postretirement benefit obligation                $155.8        $141.6
     =============================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 79 - 1999 Annual Report



     The range of assumptions used in determining the benefit obligation and cost of such plans at December 31 are as follows:

                                       1999      1998          1997
     --------------------------------------------------------------
     Discount rate                      8.0%      7.0%     7.0%-7.5%
     Salary increase assumption         4.0%      4.0%     4.0%-4.5%
     --------------------------------------------------------------

     An 8.0 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 2000. This rate of increase is assumed to decline gradually to 5.0 percent in 2006.

       Assumed health care cost trend rates have an effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects (in millions):

                                                                   One Percent     One Percent
                                                                      Increase        Decrease
     -----------------------------------------------------------------------------------------
     Effect on total of service and interest cost components             $ (.5)          $  .6
     Effect on postretirement benefit obligation                           8.0            (6.8)
     -----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
16. Income Taxes

    Total income taxes as follows:

     In millions.
     Year ended December 31                                           1999        1998        1997
     ---------------------------------------------------------------------------------------------
     Provision for income taxes related to operations               $734.3      $428.6      $462.2
     Income taxes related to adjustments
       included in common shareholders' equity:
       Unrealized gain (loss) on investments, net                    (50.1)        7.3        10.0
       Foreign currency translation adjustments                       (2.8)         .3        19.7
       Exercise of stock options                                     (89.1)      (77.4)      (21.1)
     ---------------------------------------------------------------------------------------------
     Total                                                          $592.3      $358.8      $470.8
     =============================================================================================

     Provisions for income taxes related to operations were:

     In millions.
     Year ended December 31              1999        1998        1997
     ----------------------------------------------------------------
     Current
     United States                     $633.8      $122.5      $326.3
     Foreign                             67.4        53.1        60.0
     ----------------------------------------------------------------
     Total current                      701.2       175.6       386.3
     ----------------------------------------------------------------
     Deferred
     United States                       32.3       239.2        66.8
     Foreign                               .8        13.8         9.1
     ----------------------------------------------------------------
     Total deferred                      33.1       253.0        75.9
     ----------------------------------------------------------------
     Total income taxes                $734.3      $428.6      $462.2
     ================================================================

     The significant components of deferred income tax provisions attributable to income from operations were:

     In millions.
     Year ended December 31                           1999        1998       1997
     ----------------------------------------------------------------------------
     Deferred income tax provision                   $17.3      $246.7      $67.9
     Adjustment of valuation allowance                20.7        (3.3)      (4.7)
     Change in operating loss carryforwards           (4.9)        9.6       12.7
     ----------------------------------------------------------------------------
     Deferred income tax provision                   $33.1      $253.0      $75.9
     ============================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 80 - 1999 Annual Report
(continued)


     Income before income taxes from foreign operations was $290.0, $216.9 and $143.2 million in 1999, 1998 and 1997, respectively.

     Effective tax rates are analyzed as follows:

     Year ended December 31                                   1999       1998       1997
     -----------------------------------------------------------------------------------
     Statutory federal income tax rate                        35.0%      35.0%      35.0%
     Increase (decrease) in rate resulting from:
       Nondeductible acquisition costs                           -       12.2          -
       State and local taxes, net of federal benefit           2.4        3.2        2.3
       Capital losses-Germany                                    -          -       (2.0)
       Leveraged lease tax benefits                           (1.2)      (4.0)      (1.9)
       Other                                                  (3.1)      (1.4)       (.4)
     -----------------------------------------------------------------------------------
     Effective tax rate                                       33.1%      45.0%      33.0%
     ===================================================================================

     Provision for U.S. income taxes had not been made at December 31, 1999 and 1998 on $328.1 and $217.8 million, respectively, of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. In addition, provision for U.S. income taxes had not been made at December 31, 1999 on $80.1 million of undistributed earnings of life insurance subsidiaries accumulated as policyholders' surplus under tax laws in effect prior to 1984. If this amount was distributed, the additional income tax payable would be approximately $28.0 million.

       Our U.S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million. The amount of deferred tax liability on the aforementioned credit loss reserves not recognized totaled $20.3 million at December 31, 1999. Because this amount would become taxable only in the event of certain circumstances which we do not expect to occur within the foreseeable future, no deferred tax liability has been established for this item.

       At December 31, 1999 we had net operating loss carryforwards for tax purposes of $37.5 million, of which $.3 million expire in 2001; $5.3 million expire in 2002; $6.5 million expire in 2003; $12.1 million expire in 2004; $6.9 million expire in 2005, and $6.4 million expire in 2006. We also had foreign tax credit carryforwards of $20.7 million, of which $8.1 million expire in 2003 and $12.6 million expire in 2004.

       Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

     In millions.
     Year ended December 31                                               1999             1998
     ------------------------------------------------------------------------------------------
     Deferred Tax Liabilities
     Receivables sold                                                 $  748.4         $  632.0
     Leveraged lease transactions, net                                   297.8            301.0
     Pension plan assets                                                 136.3            135.6
     Other                                                               361.1            322.5
     ------------------------------------------------------------------------------------------
     Total deferred tax liabilities                                   $1,543.6         $1,391.1
     ------------------------------------------------------------------------------------------
     Deferred Tax Assets
     Credit loss reserves                                             $  936.4         $  908.0
     Other                                                               462.1            315.0
     ------------------------------------------------------------------------------------------
     Total deferred tax assets                                         1,398.5          1,223.0
     Valuation allowance                                                 (20.7)               -
     ------------------------------------------------------------------------------------------
     Total deferred tax assets net of valuation allowance              1,377.8          1,223.0
     ------------------------------------------------------------------------------------------
     Net deferred tax liability at end of year                        $  165.8         $  168.1
     ==========================================================================================

     The deferred tax asset valuation allowance primarily relates to foreign tax credit carryforwards. Management believes sufficient uncertainty exists regarding the realization of these carryforwards that a valuation allowance is required.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 81 - 1999 Annual Report


--------------------------------------------------------------------------------
17. Earnings Per Common Share

                                                                        1999                    1998                    1997
     In millions, except per share data.              ----------------------     -------------------     -------------------
     Year ended December 31                            Diluted         Basic     Diluted       Basic     Diluted       Basic
     -----------------------------------------------------------------------------------------------------------------------
     Earnings
     Net income                                       $1,486.4      $1,486.4      $524.1      $524.1      $940.3      $940.3
     Preferred dividends                                  (9.2)         (9.2)      (15.0)      (15.0)      (17.0)      (17.0)
     -----------------------------------------------------------------------------------------------------------------------
     Earnings available to common shareholders        $1,477.2      $1,477.2      $509.1      $509.1      $923.3      $923.3
     =======================================================================================================================
     Average Shares
     Common                                              477.0         477.0       487.2       487.2       470.2       470.2
     Common equivalents                                    4.8             -         9.2           -         8.9           -
     -----------------------------------------------------------------------------------------------------------------------
     Total                                               481.8         477.0       496.4       487.2       479.1       470.2
     =======================================================================================================================
     Earnings per common share                        $   3.07      $   3.10      $ 1.03      $ 1.04      $ 1.93      $ 1.97
     =======================================================================================================================

--------------------------------------------------------------------------------
18. Commitments And Contingent Liabilities

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

--------------------------------------------------------------------------------
19. Segment Reporting

     We have three reportable segments which are managed separately and are characterized by different middle-market consumer lending products, origination processes, and locations. Consumer, which includes our domestic branch-based and correspondent consumer finance, private label credit card and auto finance businesses; Credit Card, which includes our domestic MasterCard/Visa business; and International, which includes our United Kingdom and Canadian operations. The Consumer segment provides real estate secured, automobile secured and unsecured loans. Loans are offered with both revolving and closed-end terms and with fixed or variable interest rates. Loans are originated through branch locations, direct mail, telemarketing or independent merchants or automobile dealers. The Credit Card segment offers MasterCard and Visa credit cards throughout the United States primarily via strategic affinity and co-branding relationships and direct mail to non-prime customers. The International segment offers secured and unsecured lines of credit, and secured and unsecured closed-end loans primarily in the United Kingdom and Canada. In addition, the United Kingdom operation offers MasterCard and Visa credit cards and credit insurance in connection with all loan products. We also cross sell our credit cards to existing home equity, private label and Refund Anticipation Loan ("RAL") customers. All segments offer products and service customers through the Internet. The All Other caption includes our insurance, RAL and commercial businesses, as well as our corporate and treasury activities, each of which falls below the quantitative threshold tests under Statement of Financial Accounting Standards No. 131 for determining reportable segments. Our merger and integration related costs in 1998 of $751 million after-tax, related to the Beneficial merger, were recorded in corporate.

       The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intra segment transactions have not been eliminated. We evaluate performance and allocate resources based on income from operations after income taxes and returns on equity and managed assets. We generally account for transactions between segments as if they were with third parties.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements           Pg. 82 - 1999 Annual Report
(continued)



Reportable Segments

Owned Basis                                              Total                                           Adjustments/
In millions.                               Total      Domestic                                            Reconciling   Consolidated
For the year ended December 31, 1999    Consumer   Credit Card   International    All Other      Totals         Items         Totals
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin and other
  revenues/7/                          $ 4,107.4     $ 1,366.5        $  795.8    $   339.3   $ 6,609.0   $  (144.6)/1/    $ 6,464.4
Intersegment revenues                      124.0          17.2             3.4            -       144.6      (144.6)/1/            -
Provision for credit losses              1,104.7         397.2           191.4          (.4)    1,692.9        23.5/2/       1,716.4
Depreciation and amortization               80.8         108.4            17.5         67.7       274.4           -            274.4
Income tax expense (benefit)               625.6         100.2            59.4         10.6       795.8       (61.5)/3/        734.3
Segment net income (loss)                  991.5         152.8           218.7        230.0     1,593.0      (106.6)         1,486.4
Total segment assets                    42,598.2       6,257.1         7,741.1     14,141.2    70,737.6    (9,988.2)/5/     60,749.4
Total segment assets-managed            51,840.1      15,489.7         8,846.0     14,000.7    90,176.5    (9,988.2)/5/     80,188.3
Expenditures for long-lived assets/8/       78.9           5.8            45.6         64.4       194.7           -            194.7
------------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin and other
 revenues/7/                           $ 3,485.7     $ 1,454.8        $  746.5    $   561.2   $ 6,248.2   $  (106.4)/1/    $ 6,141.8
Intersegment revenues                       91.4          10.6             3.8           .6       106.4      (106.4)/1/            -
Provision for credit losses                860.3         406.0           167.2         11.7     1,445.2        71.6/2/       1,516.8
Depreciation and amortization               72.6         136.4            17.9         81.2       308.1           -            308.1
Income tax expense (benefit)               519.6          96.6            57.8       (179.8)      494.2       (65.6)/3/        428.6
Segment net income (loss)                  833.5         140.8           153.7       (491.5)/4/   636.5      (112.4)           524.1
Total segment assets                    34,029.1       7,228.7         7,399.0      9,442.6    58,099.4    (5,206.7)/5/     52,892.7
Total segment assets-managed            43,330.8      16,387.6         8,640.3      9,442.6    77,801.3    (5,206.7)/5/     72,594.6
Expenditures for long-lived assets/8/       21.3           2.8            31.4         79.6       135.1           -            135.1
------------------------------------------------------------------------------------------------------------------------------------

For the year ended December 31, 1997
------------------------------------------------------------------------------------------------------------------------------------
Net interest margin and other
 revenues/7/                           $ 3,088.6     $ 1,523.7       $  812.6     $   448.4   $ 5,873.3   $   (93.0)/1/    $ 5,780.3
Intersegment revenues                       76.1          11.4            3.7           1.8        93.0       (93.0)/1/            -
Provision for credit losses                901.6         368.3          169.3          24.5     1,463.7        29.3/2/       1,493.0
Depreciation and amortization               53.6         150.5           20.2          79.2       303.5           -            303.5
Income tax expense (benefit)               350.2         145.2           66.9         (54.9)      507.4       (45.2)/3/        462.2
Segment net income (loss)                  591.4         218.3          134.6/6/       73.2     1,017.5       (77.2)           940.3
Total segment assets                    26,610.6       7,316.5        7,617.6      10,020.8    51,565.5    (4,748.5)/5/     46,817.0
Total segment assets-managed            37,877.8      19,392.2        8,753.2      10,020.8    76,044.0    (4,748.5)/5/     71,295.5
Expenditures for long-lived assets/8/      976.8           7.0           28.2          74.1     1,086.1           -          1,086.1
------------------------------------------------------------------------------------------------------------------------------------

/1/Eliminates intersegment revenues.

/2/Eliminates bad debt recovery sales between operating segments.

/3/Tax benefit associated with items comprising adjustments/reconciling items.

/4/Includes merger and integration related costs of approximately $751.0 million after-tax related to the Beneficial merger and the gain on the sale of Beneficial Canada of $118.5 million after-tax.

/5/Eliminates investments in subsidiaries and intercompany borrowings.

/6/Includes the nonrecurring charge of $27.8 million after-tax for the disposition of Beneficial Germany.

/7/Represents net interest margin and other revenues, including intersegment revenues, net of policyholder benefits.

/8/Includes goodwill associated with purchase business combinations and capital expenditures.


Geographic Data

                              Identifiable Assets           Long-Lived Assets/1/
                  -------------------------------  -----------------------------
In millions.           1999       1998       1997      1999       1998     1997
--------------------------------------------------------------------------------
United States     $52,886.9  $45,387.5  $39,133.1  $1,310.2  $1,315.9  $1,388.1
United Kingdom      6,486.6    6,284.8    5,071.3      91.7      71.5      66.8
Canada              1,188.2    1,040.0    2,142.6       5.8       2.3       3.5
Other                 187.7      180.4      470.0        .2        .6       6.1
--------------------------------------------------------------------------------
Total             $60,749.4  $52,892.7  $46,817.0  $1,407.9  $1,390.3  $1,464.5
================================================================================

/1/Represents properties and equipment, net of accumulated depreciation, and goodwill, net of accumulated amortization.

                                        Revenues     Income Before Income Taxes
                  ------------------------------   -----------------------------
In millions.          1999       1998       1997       1999      1998      1997
--------------------------------------------------------------------------------
United States     $8,290.5   $7,712.4   $7,229.2   $1,930.7   $735.8   $1,219.2
United Kingdom       995.0      931.7      760.6      223.9    168.7      146.2
Canada               178.2      211.8      339.8       39.4     28.7       39.2
Other                 35.4       41.1       65.0       26.7     19.5       (2.1)
--------------------------------------------------------------------------------
Total             $9,499.1   $8,897.0   $8,394.6   $2,220.7   $952.7   $1,402.5
================================================================================

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Management's Report                                  Pg. 83 - 1999 Annual Report


To the Shareholders of Household International, Inc. Household International Inc.'s ("Household") management is responsible for the preparation, integrity and fair presentation of its published financial statements. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. Management also prepared other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

  The consolidated financial statements have been audited by an independent accounting firm, Arthur Andersen LLP, which has been given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the board. Management believes that representations made to the independent auditors during their audit were valid and appropriate.

  Management maintains a system of internal controls over the preparation of its published financial statements. These controls are designed to provide reasonable assurance to the company's Board of Directors and officers that the financial statements have been fairly presented in accordance with the generally accepted accounting principles. The Board, operating through its audit committee, is composed entirely of non-executive directors and oversees the financial reporting process.

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

  Household's management periodically assesses the internal controls for adequacy. Based upon these assessments, Household's management believes that, in all material respects, its internal controls relating to preparation of consolidated financial statements as of December 31, 1999 functioned effectively during the year ended December 31, 1999.

  Management has long recognized its responsibility for conducting the company's affairs in a manner which is responsive to the interest of employees, shareholders, investors and society in general. This responsibility is included in the statement of policy on ethical standards which provides that the company will fully comply with laws, rules and regulations of every community in which it operates and adhere to the highest ethical standards. Officers, employees and agents of the company are expected and directed to manage the business of the company with complete honesty, candor and integrity.


/s/ William F. Aldinger                     /s/ David A. Schoenholz

William F. Aldinger                         David A. Schoenholz
Chairman and Chief Executive Officer        Group Executive-Chief Financial
January 14, 2000                            Officer


--------------------------------------------------------------------------------
Report of Independent Public Accountants


To the Shareholders of Household International, Inc. We have audited the accompanying consolidated balance sheets of Household International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Household International Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Household International, Inc. and subsidiaries as of December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Arthur Andersen LLP

/s/ Arthur Andersen LLP

Chicago, Illinois
January 14, 2000

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
Common and Preferred Stock Information               Pg. 84 - 1999 Annual Report


Household International common stock is listed on the New York and Chicago stock exchanges. We also have unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American Stock Exchange.

                                                     Dividends Declared
                                                     ------------------
Stock                                Ticker Symbol    1999         1998    Features                     Redemption Features
-----------------------------------------------------------------------------------------------------------------------------------
Common                               HI               $.68        $ .60    Quarterly dividend           N/A
                                                                           rate increased to $.17
                                                                           effective 4/15/99
-----------------------------------------------------------------------------------------------------------------------------------
5% Cumulative Preferred/1/           HI + PRM         $2.50     $  1.25    Nonconvertible               Redeemable at our option
-----------------------------------------------------------------------------------------------------------------------------------
$4.50 Cumulative Preferred/1/        HI + PRN         $4.50     $  2.25    Nonconvertible               Redeemable at our option
-----------------------------------------------------------------------------------------------------------------------------------
$4.30 Cumulative Preferred/1/        HI + PRO         $4.30     $  1.15    Nonconvertible               Redeemable at our option
-----------------------------------------------------------------------------------------------------------------------------------
8 1/4% Cumulative Preferred,
  Series 1992-A                      HI + PRZ       $2.0625     $2.0625    Nonconvertible               Cannot be redeemed
  Depositary Shares representing                                                                        prior to 10/15/2002.
  1/40 share of 8 1/4% Cumulative                                                                       Redeemable at our
  Preferred Stock, Series 1992-A                                                                        option after 10/15/2002
                                                                                                        in whole or in part at
                                                                                                        $25.00 per depositary
                                                                                                        share plus accrued and
                                                                                                        unpaid dividends.
-----------------------------------------------------------------------------------------------------------------------------------


                                 Net Shares Outstanding      Shareholders of Record        1999 Market Price       1998 Market Price
                             --------------------------      ----------------------     --------------------     -------------------
Stock                                 1999         1998          1999          1998         High         Low          High       Low
------------------------------------------------------------------------------------------------------------------------------------
Common                         467,911,445  483,137,739        19,991        20,584     $52 5/16   $35 13/16     $53 11/16       $23
------------------------------------------------------------------------------------------------------------------------------------
5% Cumulative Preferred/1/         407,718      407,718         1,363         1,329       46 1/2          28            49    44 3/4
------------------------------------------------------------------------------------------------------------------------------------
$4.50 Cumulative Preferred/1/      103,976      103,976           288           283       84 7/8          60        87 1/2        83
------------------------------------------------------------------------------------------------------------------------------------
$4.30 Cumulative Preferred/1/      836,585      836,585           592           380       85 1/4          60            87    80 1/2
------------------------------------------------------------------------------------------------------------------------------------
8 1/4% Cumulative Preferred,
  Series 1992-A                  2,000,000    2,000,000           258           309           29     25 7/16        29 3/8        27
------------------------------------------------------------------------------------------------------------------------------------

/1/The 5%, $4.50 and $4.30 Cumulative Preferred Stock was issued by Household to replace Beneficial preferred stock outstanding at the time of the merger.

                                  Household International, Inc. and Subsidiaries
--------------------------------------------------------------------------------
                                                     Pg. 85 - 1999 Annual Report


Year ended December 31,
 unless otherwise indicated                     1999                 1998               1997                1996               1995
------------------------------------------------------------------------------------------------------------------------------------
Market Value Share of
 Common Stock
  (High-Low prices on NYSE)
     First Quarter                 46 11/16-38 11/16    47 51/64-37 45/64     36 5/64-28 1/3     23 53/64-17 1/3        15-11 31/32
     -------------------------------------------------------------------------------------------------------------------------------
     Second Quarter                       52 5/16-42     52 9/16-41 43/64   39 9/64-26 13/64           25 1/2-21    17 11/64-14 3/8
     -------------------------------------------------------------------------------------------------------------------------------
     Third Quarter                   50 3/16-36 3/16      53 11/16-35 1/4     43 1/3-36 9/64   27 31/32-22 53/64    20 2/3-16 19/64
     -------------------------------------------------------------------------------------------------------------------------------
     Fourth Quarter                      48-35 13/16            40 1/2-23     43 7/32-36 1/8     32 23/32-27 1/2   22 51/64-18 5/64
     -------------------------------------------------------------------------------------------------------------------------------
     Yearly range                   52 5/16-35 13/16          53 11/16-23    43 1/3-26 13/64     32 23/32-17 1/3  22 51/64-11 31/32
     -------------------------------------------------------------------------------------------------------------------------------
     Year-end close                           37 1/4               39 5/8           42 35/64              30 3/4           19 53/64
     -------------------------------------------------------------------------------------------------------------------------------
     Composite common
      shares traded                      390,575,200          454,878,500        302,551,200         211,903,500        231,726,900
     -------------------------------------------------------------------------------------------------------------------------------
     Average daily volume                  1,549,902            1,805,073          1,195,854             834,267            919,551
-----===============================================================================================================================
Shares Outstanding at
 December 31
     Common                              467,911,445          483,137,739        485,351,517         457,427,951        455,180,345
     -------------------------------------------------------------------------------------------------------------------------------
     9 1/2% Preferred,
      Series 1991-A/1/                             -                    -                  -           5,500,000          5,500,000
     -------------------------------------------------------------------------------------------------------------------------------
     5% Cumulative
      Preferred/2/                           407,718              407,718                  -                   -                  -
     -------------------------------------------------------------------------------------------------------------------------------
     $4.50 Cumulative
      Preferred/2/                           103,976              103,976                  -                   -                  -
     -------------------------------------------------------------------------------------------------------------------------------
     $4.30 Cumulative
      Preferred/2/                           836,585              836,585                  -                   -                  -
     -------------------------------------------------------------------------------------------------------------------------------
     8 1/4% Cumulative
      Preferred,
        Series 1992-A/1/                   2,000,000            2,000,000          2,000,000           2,000,000          2,000,000
     -------------------------------------------------------------------------------------------------------------------------------
     7.35% Preferred,
      Series 1993-A/1/                             -                    -          4,000,000           4,000,000          4,000,000
-----===============================================================================================================================
Shareholders of Record at
 December 31
     Common                                   19,991               20,584             10,239              11,147             13,515
     -------------------------------------------------------------------------------------------------------------------------------
     9 1/2% Preferred,
      Series 1991-A/1/                             -                    -                  -                 690                786
     -------------------------------------------------------------------------------------------------------------------------------
     5% Cumulative
      Preferred/2/                             1,363                1,329                  -                   -                  -
     -------------------------------------------------------------------------------------------------------------------------------
     $4.50 Cumulative
      Preferred/2/                               288                  283                  -                   -                  -
     -------------------------------------------------------------------------------------------------------------------------------
     $4.30 Cumulative
      Preferred/2/                               592                  380                  -                   -                  -
     -------------------------------------------------------------------------------------------------------------------------------
     8 1/4% Cumulative
      Preferred,
        Series 1992-A/1/                         258                  309                356                 408                453
     -------------------------------------------------------------------------------------------------------------------------------
     7.35% Preferred,
      Series 1993-A/1/                             -                    -                247                 290                317
     -------------------------------------------------------------------------------------------------------------------------------
     Total                                    22,492               22,885             10,842              12,535             15,071
     -------------------------------------------------------------------------------------------------------------------------------

     /1/Per depositary share.
     /2/The 5%, $4.50 and $4.30 Cumulative Preferred Stock was issued by
        Household to replace Beneficial preferred stock outstanding at the time of the merger. The information presented for these preferred shares is for the period subsequent to the merger.