Form 10-K, Exhibit 13
period 2000-12-31
HOUSEHOLD INTERNATIONAL INC
filed 2001-03-28
CIK 354964

                                                                      EXHIBIT 13
                                                                      ----------
                Household International, Inc. and Subsidiaries

                    Selected Financial Data and Statistics

                          Pg. 26 - 2000 Annual Report


All dollar amounts except per share data are stated in millions.         2000        1999         1998            1997        1996
                                                                    ---------   ---------    ---------       ---------   ---------
Statement of Income Data-Year Ended December 31/1/
Net interest margin and other revenues..........................    $ 8,032.0   $ 6,722.5    $ 6,380.0       $ 6,036.2   $ 5,451.6
Provision for credit losses on owned receivables................      2,116.9     1,716.4      1,516.8         1,493.0     1,144.2
Operating expenses..............................................      3,042.9     2,527.3      2,672.3         2,884.8     2,714.7
Policyholders' benefits.........................................        261.7       258.1        238.2           255.9       311.9
Merger and integration related costs............................            -           -      1,000.0               -           -
Income taxes....................................................        909.8       734.3        428.6           462.2       461.2
                                                                    ---------   ---------    ---------       ---------   ---------
Net income......................................................    $ 1,700.7   $ 1,486.4    $   524.1/2/    $   940.3   $   819.6
                                                                    =========   =========    =========       =========   =========
Per Common Share Data/1/
Basic earnings..................................................    $    3.59   $    3.10    $    1.04       $    1.97   $    1.76
Diluted earnings................................................         3.55        3.07         1.03/2/         1.93        1.73
Dividends declared..............................................          .74         .68          .60             .54         .49
Book value......................................................        16.88       13.79        12.88           12.81        9.96
Average number of common and common
  equivalent shares outstanding/7/..............................        476.2       481.8        496.4           479.1       462.3
Selected Financial Ratios/1/
Return on average owned assets..................................         2.44%       2.64%        1.04%/2/        2.03%       1.82%
Return on average managed assets................................         1.93        1.99          .72/2/         1.38        1.30
Return on average common shareholders' equity...................         23.4        23.5          8.1/2/         17.3        18.7
Total shareholders' equity as a percent of owned assets/3/......        11.46       11.51        12.78           14.13       11.07
Total shareholders' equity as a percent of managed assets/3/....         9.07        8.72         9.31            9.28        7.58
Tangible shareholders' equity to tangible managed assets/4/.....         7.41        6.96         7.11            6.92        6.20
Managed net interest margin.....................................         8.10        8.23         7.86            7.72        7.45
Managed consumer net chargeoff ratio............................         3.64        4.13         4.29            3.84        2.96
Managed basis efficiency ratio, normalized......................         34.2        33.6         37.6            41.0        45.0
Common dividend payout ratio....................................         20.8        22.1         58.3/2/         28.0        28.3
                                                                    ---------   ---------    ---------       ---------   ---------

/1/ On June 30, 1998, Household merged with Beneficial Corporation
    ("Beneficial"), a consumer finance holding company. In connection with the merger, Household issued approximately 168.4 million shares of its common stock and three series of preferred stock. The transaction was accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods prior to the merger have been restated to include the financial results of Beneficial.

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

/4/ Tangible shareholders' equity consists of total shareholders' equity, excluding unrealized gains and losses on investments, less acquired intangibles and goodwill. Tangible managed assets represents total managed assets less acquired intangibles and goodwill.

/5/ In 2000, we acquired real estate secured portfolios totaling $3.7 billion.
    In 1998, we sold $1.9 billion of our non-core MasterCard and Visa receivables and also sold Beneficial's German and Canadian operations which had net receivables of $272 million and $775 million, respectively. In 1997, we acquired the capital stock of Transamerica Financial Services Holding Company ("TFS"), which included $3.1 billion of real estate secured receivables. We also exited the student loan business and sold our related $900 million portfolio.

/6/ In October 1997, we purchased ACC Consumer Finance Corporation, an auto finance company.

/7/ During 2000, we repurchased 5.4 million shares of our common stock for a total of $209.3 million pursuant to our share repurchase program. During 1999, we repurchased 21.8 million shares of our common stock for a total of $915.9 million of which 16.8 million shares were repurchased pursuant to our share repurchase program and 5.0 million shares were repurchased to fund various employee benefit programs. In 1998, we repurchased 10.5 million shares of our common stock for a total of $412 million to fund various employee benefit programs. In 1997, we issued 27.3 million shares of common stock in a public offering, raising about $1.0 billion. The net proceeds were used to repay certain short-term borrowings incurred in connection with the acquisition of TFS.

                Household International, Inc. and Subsidiaries

                          Pg. 27 - 2000 Annual Report


All dollar amounts except per share data are stated in millions.          2000           1999         1998        1997         1996
                                                                    ----------    -----------   ----------  ----------   ----------
Balance Sheet Data at December 31/1/
Total assets:
     Owned........................................................  $ 76,706.3    $  60,749.4   $ 52,892.7  $ 46,817.0   $ 45,332.0
     Managed......................................................    96,955.8       80,188.3     72,594.6    71,295.5     66,183.2
Managed receivables/5/:
     Real estate secured..........................................  $ 36,637.5    $  26,935.5   $ 22,330.1  $ 19,824.8   $ 16,197.5
     Auto finance/6/..............................................     4,563.3        3,039.8      1,765.3       883.4            -
     MasterCard/Visa..............................................    17,583.4       15,793.1     16,610.8    19,211.7     19,528.2
     Private label................................................    11,997.3       11,269.7     10,377.5    10,381.9     10,252.5
     Other unsecured..............................................    16,227.3       13,881.9     11,970.6    11,505.1     11,557.6
     Commercial and other.........................................       598.6          808.3        853.4     1,353.6      1,762.9
                                                                    ----------    -----------   ----------  ----------   ----------
Total managed receivables.........................................    87,607.4       71,728.3     63,907.7    63,160.5     59,298.7
Receivables serviced with limited recourse........................   (20,249.5)     (19,438.9)   (19,701.8)  (24,478.5)   (20,851.2)
                                                                    ----------    -----------   ----------  ----------   ----------
Owned receivables.................................................  $ 67,357.9    $  52,289.4   $ 44,205.9  $ 38,682.0   $ 38,447.5
                                                                    ==========    ===========   ==========  ==========   ==========

Owned Receivables/5/
Domestic:
     Real estate secured..........................................  $ 33,920.0    $  23,571.7   $ 17,474.1  $ 12,348.5   $  8,291.0
     Auto finance/6/..............................................     1,850.6        1,233.5        805.0       487.5            -
     MasterCard/Visa..............................................     5,846.9        4,146.6      5,327.8     5,523.4      8,277.3
     Private label................................................     8,671.5        8,546.7      8,051.0     7,457.0      7,992.6
     Other unsecured..............................................     9,950.3        7,469.8      5,573.3     5,018.7      6,365.9
     Commercial and other.........................................       596.3          804.5        844.0     1,249.6      1,693.9
                                                                    ----------    -----------   ----------  ----------   ----------
Total domestic....................................................  $ 60,835.6    $  45,772.8   $ 38,075.2  $ 32,084.7   $ 32,620.7
                                                                    ----------    -----------   ----------  ----------   ----------
Foreign:
     Real estate secured..........................................  $  1,259.7    $   1,090.2   $  1,218.6  $  1,437.7   $  1,244.2
     MasterCard/Visa..............................................     2,206.7        2,167.8      1,852.4     1,351.3      1,101.2
     Private label................................................     1,675.8        1,573.0      1,515.0     1,899.9      1,742.9
     Other unsecured..............................................     1,377.8        1,681.8      1,535.3     1,804.4      1,669.5
     Commercial and other.........................................         2.3            3.8          9.4       104.0         69.0
                                                                    ----------    -----------   ----------  ----------   ----------
Total foreign.....................................................  $  6,522.3    $   6,516.6   $  6,130.7  $  6,597.3   $  5,826.8
                                                                    ----------    -----------   ----------  ----------   ----------
Total owned receivables:
     Real estate secured..........................................  $ 35,179.7    $  24,661.9   $ 18,692.7  $ 13,786.2   $  9,535.2
     Auto finance/6/..............................................     1,850.6        1,233.5        805.0       487.5            -
     MasterCard/Visa..............................................     8,053.6        6,314.4      7,180.2     6,874.7      9,378.5
     Private label................................................    10,347.3       10,119.7      9,566.0     9,356.9      9,735.5
     Other unsecured..............................................    11,328.1        9,151.6      7,108.6     6,823.1      8,035.4
     Commercial and other.........................................       598.6          808.3        853.4     1,353.6      1,762.9
                                                                    ----------    -----------   ----------  ----------   ----------
Total owned receivables...........................................  $ 67,357.9    $  52,289.4   $ 44,205.9  $ 38,682.0   $ 38,447.5
                                                                    ==========    ===========   ==========  ==========   ==========
Debt and Shareholders' Equity
Deposits..........................................................  $  8,676.9    $   4,980.0   $  2,105.0  $  2,344.2   $  3,000.1
Commercial paper, bank and other borrowings.......................    10,787.9       10,777.8      9,917.9    10,666.1     10,597.4
Senior and senior subordinated debt...............................    45,053.0       34,887.3     30,438.6    23,736.2     23,433.1
Company obligated mandatorily redeemable preferred
     securities of subsidiary trusts..............................       675.0          375.0        375.0       175.0        175.0
Preferred stock...................................................       164.4          164.4        164.4       264.5        319.5
Common shareholders' equity/7/....................................     7,951.2        6,450.9      6,221.4     6,174.0      4,521.5
                                                                    ----------    -----------   ----------  ----------   ----------

                Household International, Inc. and Subsidiaries

               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

                          Pg. 28 - 2000 Annual Report


Household International, Inc. ("Household") is principally a non-operating holding company. Through its subsidiaries, Household provides consumers with real estate secured loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards and other types of unsecured loans. We also offer tax refund anticipation loans ("RAL's") in the United States and credit and specialty insurance in the United States, United Kingdom and Canada. Household may also be referred to as "we," "us," or "our." We serve primarily middle-market consumers in the United States, United Kingdom and Canada. Our operations are divided into three reportable segments: Consumer, Credit Card Services, and International. Our Consumer segment includes our consumer lending, retail services and auto finance businesses. Our consumer lending business includes our branch-based operations and our mortgage services business, which includes our correspondent business. Our Credit Card Services segment includes our domestic MasterCard and Visa credit card business. Our International segment includes our foreign operations in the United Kingdom ("U.K.") and Canada. At December 31, 2000, our managed receivables totaled $87.6 billion. Managed receivables include receivables on our balance sheet and receivables that we service for investors as part of our asset securitization program.

                              OPERATIONS SUMMARY

 . Our net income increased 14 percent in 2000 to $1.7 billion, compared to $1.5 billion in 1999 and operating net income of $1.2 billion in 1998. We define operating net income in 1998 as income excluding merger and integration related costs of $751.0 million after-tax related to our merger with Beneficial Corporation ("Beneficial") and the $118.5 million after-tax gain on the sale of Beneficial's Canadian operations. Net income was $524.1 million in 1998. Strong revenue growth driven by significant receivable growth across all businesses was the key to our improved results in 2000 and 1999. Partially offsetting the revenue growth in 2000 were higher operating expenses reflecting our investment in growing our business. In 2000, we increased technology, marketing, e-commerce and personnel spending to support current growth and strengthen our ability to achieve sustainable and consistent revenue and receivable growth in the future. Net income in 1999 also benefited from declines in operating expenses as a result of the Beneficial merger and improved results in our domestic MasterCard and Visa business.

 . Our diluted earnings per share increased 16 percent in 2000 to $3.55, compared to $3.07 in 1999 and diluted operating earnings per share of $2.30 in 1998. Diluted earnings per share, which includes both the merger and integration related costs and the gain on the sale of Beneficial's Canadian operations, was $1.03 in 1998.

 . Managed receivables grew 22 percent to $87.6 billion in 2000. All products were up over the prior year period. Growth was strongest in our consumer lending business, which includes our real estate secured and unsecured products, and our auto finance business.

 . Our return on average common shareholders' equity ("ROE") was 23.4 percent in 2000, compared to 23.5 percent in 1999 and 18.2 percent in 1998. The ratio for 1998 excludes merger and integration related costs and the gain on sale of Beneficial Canada. Our return on average owned assets ("ROA") was 2.44 percent in 2000, compared to 2.64 percent in 1999 and 2.29 percent in 1998, excluding the nonrecurring items. Our return on average managed assets ("ROMA") was 1.93 percent in 2000, compared to 1.99 percent in 1999 and 1.60 percent in 1998, excluding the nonrecurring items. Including the merger and integration related costs and the gain on sale of Beneficial Canada, ROE was 8.1 percent, ROA was
1.04 percent and ROMA was .72 percent in 1998. The decreases in our ROA and ROMA in 2000 compared to 1999 reflect the shift in our portfolio mix to lower margin real estate secured receivables, higher interest costs due to the increasing interest rate environment in 2000 and higher operating expenses as we increased spending for technology, marketing, e-commerce and personnel. The increase in 1999 over 1998 was primarily attributable to improved efficiency following the Beneficial merger.

 . Our consolidated managed net interest margin was 8.10 percent in 2000, compared to 8.23 percent in 1999 and 7.86 percent in 1998. The decrease in 2000 reflects our continuing shift to lower margin real estate secured receivables which have lower credit losses due to their secured nature. In addition, the decline in the margin reflects higher interest costs due to higher interest rates. The increase in 1999 reflects higher yields resulting from successful repricing in our MasterCard and Visa and other unsecured portfolios and a lower cost of funds.

 . Our normalized managed basis efficiency ratio was 34.2 percent in 2000, 33.6 percent in 1999, and 37.6 percent in 1998. The efficiency ratio is the ratio of operating expenses to the sum of our managed net interest margin and other revenues less policyholders' benefits. We normalize, or adjust for, items that are not indicative of ongoing operations. The ratio increased slightly in 2000 as we made investments in technology, marketing and e-commerce to support the growth of our businesses. The ratio decreased in 1999 due to cost savings and operating efficiencies achieved from the consolidation of Beneficial's operations. Continued cost control efforts in all our businesses benefited both periods.

*MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                Household International, Inc. and Subsidiaries

                          Pg. 29 - 2000 Annual Report


                         ACQUISITIONS AND DISPOSITIONS

 . On February 7, 2000, we purchased all of the outstanding capital stock of Renaissance Holdings, Inc. ("Renaissance"), a privately held issuer of secured and unsecured credit cards to non-prime customers, for approximately $300 million in common stock and cash. The acquisition provided us with an established platform for growing the non-prime credit card business and an ability to expand our product offerings to customers and prospects in our other businesses. The acquisition was accounted for as a purchase and, accordingly, Renaissance's operations have been included in our results of operations since February 7, 2000.

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

 . On June 30, 1998, Household merged with Beneficial Corporation ("Beneficial"), a consumer finance holding company headquartered in Wilmington, Delaware. The merger was accounted for as a pooling of interests and, therefore, the consolidated financial statements include the results of operations, financial position, and changes in cash flows of Beneficial for all periods presented.

   In connection with the Beneficial merger, we established an integration plan to combine the companies. The plan was approved by the appropriate levels of management and identified activities that would not be continued as a result of the merger and the related costs of exiting those activities. Pursuant to our plan, we accrued pre-tax merger and integration related costs of approximately $1 billion ($751 million after-tax) in 1998 which have been reflected in the statement of income in total costs and expenses. See Footnote 2 in our consolidated financial statements for further detail about the components of our merger and integration related costs. During 1998, we made cash payments of $629 million and non-cash reductions of $291 million against our restructuring reserve. The restructure reserve liability was $80 million at December 31, 1998. We completed our merger and integration plan during 1999. The costs incurred to execute the plan were consistent with our original estimated cost of $1 billion.

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

                                SEGMENT RESULTS

The following summarizes operating results for our reportable operating segments for 2000 compared to 1999 and 1998:

 . Our Consumer segment reported higher net income in 2000 compared to prior years. Net income increased to $1.3 billion, compared to $1.0 billion in 1999 and $.8 billion in 1998. Managed receivables grew to $64.0 billion at year-end 2000, up 28 percent from $49.9 billion in 1999 and $41.2 billion in 1998. Each of our businesses contributed to our higher managed receivables. We had our strongest growth in our real estate secured loans. In 2000, in addition to strong organic growth, we took advantage of consolidation in the home equity industry by acquiring real estate secured portfolios of $2.2 billion in March and $1.5 billion in June. ROA was 2.54 percent in 2000, compared to 2.58 percent in 1999 and 2.77 percent in 1998. This ratio declined over prior years due to the higher proportion of lower-yielding real estate secured receivables which remain on our balance sheet. We have not securitized real estate secured loans since 1997. ROMA increased to 2.16 percent in 2000 from 2.11 percent in 1999 and
2.09 percent in 1998. The improved results were driven by strong receivable growth, which resulted in higher levels of net interest income and other revenues. The higher revenues were partially offset by our higher spending. Higher salary and sales incentive expenses and higher marketing expenses reflected our investment in the growth of our businesses. Our credit loss provision also rose reflecting the increased levels of receivables. Results for 1999 also reflect efficiencies achieved as we successfully integrated Beneficial's branch operations.

 . Our Credit Card Services segment also reported improved results due to our successful repositioning and repricing of this segment over the past two years. Net income increased to $214.7 million in 2000, compared to $152.8 million in 1999 and $140.8 million in 1998. Managed receivables grew to $16.0 billion at year-end 2000, compared to $13.9 billion in 1999 and $14.8 billion in 1998. The increase in managed receivables in 2000 was primarily due to growth in our Union Privilege ("UP") portfolio, our affinity card relationship with the AFL-CIO labor federation, and growth in our non-prime credit card program. This growth was partially offset by attrition in our legacy undifferentiated Household Bank branded portfolio on which we have limited marketing

                 Household International, Inc. and Subsidiaries

              Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)

                       Pg. 30 - 2000 Annual Report

efforts. In 2000, the new GM Card(R) was launched. This re-launch contributed to the generation of over 600 thousand new accounts in 2000. The decline in segment managed receivables in 1999 reflects attrition in the first half of the year resulting from our repositioning initiatives. These repositioning initiatives included modification of the GM Card(R), repricing of the UP portfolio, de-emphasizing our undifferentiated portfolio and re-targeting our Household Bank branded portfolio to our traditional middle-market customer. Once the repositioning efforts were completed, solid growth resumed in the second half of 1999 and continued into 2000. ROA was 2.91 percent in 2000, compared to 2.42 percent in 1999 and 1.80 percent in 1998. ROMA improved to 1.33 percent, compared to 1.01 percent in 1999 and .75 percent in 1998. The improved operating results in 2000 primarily were due to increased net interest margin from better pricing and higher fee income. Credit loss provision and marketing expense also increased to support the growing portfolio. The improved operating results in 1999 were primarily due to lower operating expenses, lower loss provision and higher net interest margin. The higher net interest margin was due to better pricing and was achieved despite lower average receivables. The improvements in 1999 were partially offset by lower securitization and fee income.

 . Our International segment reported improved results. Net income increased to $230.1 million in 2000, compared to $218.7 million in 1999 and $153.7 million in 1998. Net income in 2000 includes negative foreign exchange impacts of $15 million. Managed receivables totaled $7.8 billion at year-end 2000, compared to $7.6 billion in 1999 and $7.4 billion in 1998. Receivable balances at December 31, 2000 include negative foreign exchange impacts of almost $600 million compared to the prior year. When reported in local currency, all products reported receivable growth with the strongest growth coming from our MasterCard and Visa portfolio in the United Kingdom. Marbles(TM), our Internet-based credit card that was launched in October 1999, was the primary contributor to the growth. ROA was 3.12 percent in 2000, compared to 2.97 percent in 1999 and 2.16 percent in 1998. ROMA was 2.71 percent in 2000, compared to 2.57 percent in 1999 and 1.86 percent in 1998. In 2000, higher revenues from receivable growth were partially offset by higher salary expense. The improved operating results in 1999 were driven by improved efficiency, as well as higher revenues due to receivable growth in the U.K.

                             BALANCE SHEET REVIEW

Receivables growth has been a key contributor to our 2000 results. All consumer products reported year-over-year growth. The strongest growth came from our consumer lending business, which includes our real estate secured and unsecured products, and our auto finance business. Our managed portfolio, which includes receivables on our balance sheet plus receivables serviced with limited recourse, increased $15.9 billion to $87.6 billion at December 31, 2000. Growth in our managed portfolio is shown in the following table:

                                                                                 Increase (Decrease)        Increase (Decrease)
                                                                                        in 2000/1999               in 1999/1998
                                                                                 -------------------        -------------------
All dollar amounts are stated in millions.                December 31, 2000               $        %               $          %
                                                          -----------------      ----------       --        --------         --
Managed receivables:
Real estate secured...................................          $  36,637.5      $  9,702.0       36%        $4,605.4        21%
Auto finance..........................................              4,563.3         1,523.5       50          1,274.5        72
MasterCard/Visa.......................................             17,583.4         1,790.3       11           (817.7)       (5)
Private label.........................................             11,997.3           727.6        6            892.2         9
Other unsecured.......................................             16,227.3         2,345.4       17          1,911.3        16
Commercial and other..................................                598.6          (209.7)     (26)           (45.1)       (5)
                                                          -----------------      ----------       --        ---------        --
Total.................................................          $  87,607.4       $15,879.1       22%        $7,820.6        12%
                                                          =================      ==========       ==        =========        ==

 . Real estate secured receivables increased $9.7 billion to $36.6 billion during 2000. Favorable market conditions, reduced competition and improved customer retention were key contributors to our growth. Our branch sales force continued to benefit from our centralized lead management and point-of-sale system resulting in increased productivity and strong growth in our HFC and Beneficial branches. Our correspondent business also reported strong year-over-year growth. We supplemented the strong internal growth with opportunistic portfolio acquisitions of $2.2 billion in the first quarter and $1.5 billion in the second quarter of 2000.

                Household International, Inc. and Subsidiaries

                       Pg. 31 - 2000 Annual Report

Our auto finance business expanded its sales force by approximately 60 people, which improved our relationships with existing dealers and increased the number of our dealer relationships. Continued consolidation within the non-prime auto finance industry has resulted in more rational pricing and fewer competitors. These factors drove the $1.5 billion increase in our auto finance loans to $4.6 billion at the end of 2000. Approximately half of the new volume was generated through our Millennium program, which was introduced in the second quarter of 1999. We believe this product enables us to target higher quality customers at competitive rates and to add credit diversification to our non-prime segment. In addition to its positive impact on receivable growth, the Millennium product has begun to positively impact our credit loss characteristics. Growth was also generated via the Internet. Our Internet customers tend to have higher credit scores and thus are a lower credit risk than our traditional dealer relationship customers.

   MasterCard and Visa receivables grew 11 percent to $17.6 billion. Our UP portfolio and our marbles(TM) card portfolio in the U.K. reported solid year-over-year growth. This growth was offset, as expected, by continued attrition in our undifferentiated Household Bank portfolio and reflects our strategy to de-emphasize this low margin business. Our non-prime credit card program, which was boosted by the February 2000 Renaissance acquisition, also reported strong, but controlled, growth in both receivables and number of accounts. At December 31, 2000, we had 2.5 million active accounts and receivables had almost tripled since the acquisition to $1.4 billion. In March 2000, the new GM Card(R) was launched. The new product includes expanded Internet capabilities, new features for cardholders, and a renewed emphasis on the GM dealer channel as an important source of new account growth. Since the re-launch, GM Card(R) accounts and receivables have increased over 10%.

   Private label receivables increased 6 percent to $12.0 billion during 2000 primarily due to organic growth by existing merchants. In 2000, we concentrated on increasing customer acceptance rates on our merchant base through more focused marketing plans. We also expanded the use of customer level data to help merchants better understand customer purchasing patterns in order to leverage the use of their private label program to maximize retail sales.

   Strong growth in our domestic consumer lending branches was the driver of the 17 percent increase in our other unsecured receivables. As mentioned earlier, improved customer retention, as well as lower turnover and increased productivity from our branch sales force, combined with favorable market conditions, contributed to our strong branch growth. Included in our unsecured portfolio are our personal homeowner loans ("PHLs"), which are underwritten and priced as unsecured loans but include a lien on real estate. Consequently, these loans have lower credit loss severity than traditional unsecured loans. At December 31, 2000, PHLs, which are included in the other unsecured category, comprised 4.4 percent of our managed portfolio. A year earlier these loans represented 3.5 percent.

 . Our distribution channels and growth strategies vary across product lines. The consumer lending business originates real estate and unsecured products through its retail branch network, correspondents, direct mail, telemarketing and Internet applications. Private label credit card volume is generated through merchant promotions, application displays, Internet applications, direct mail and telemarketing. Auto finance loan volume is generated primarily through dealer relationships from which installment contracts are purchased. Additional auto finance volume is generated through direct lending which includes alliance partner referrals, Internet applications and direct mail. MasterCard and Visa loan volume is generated primarily through direct mail, telemarketing, Internet applications, application displays and promotional activity associated with our co-branding and affinity relationships. We also supplement internally generated receivable growth with opportunistic portfolio acquisitions.

   We have identified the potential for selling more products to existing customers as an opportunity for receivable growth. This opportunity results from our broad product array, recognized brand names, varied distribution channels, and large, diverse customer base. As a result of these cross-selling initiatives, during 2000, we increased our products per customer by 10 percent over 1999.

   The Internet is also an increasingly important distribution channel and is enabling us to expand into new customer segments and serve current customers in a more cost-effective manner. Receivables originated via the Internet were almost $600 million at December 31, 2000. At December 31, 2000, over 340,000 accounts were originated or serviced via the Internet. We are currently accepting loan applications via the Internet for most of our products and have the ability to serve our customers entirely on-line or in combination with our other distribution channels. We offer on-line customer care in some of our businesses with the goal to expand across all products in 2001.

                 Household International, Inc. and Subsidiaries

               Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)

                          Pg. 32 - 2000 Annual Report

 . Owned assets totaled $76.7 billion at December 31, 2000 and $60.7 billion at year-end 1999. Owned receivables may vary from period to period depending on the timing and size of asset securitization transactions. We had initial securitizations, excluding replenishments of prior securitizations, of $7.0 billion of receivables in 2000 and $5.2 billion in 1999. We refer to the securitized receivables that are serviced for investors and not on our balance sheet as our off-balance sheet portfolio.

 . The managed consumer two-months-and-over contractual delinquency ratio decreased to 4.20 percent at December 31, 2000 from 4.66 percent at December 31, 1999. The 2000 managed consumer net chargeoff ratio was 3.64 percent, compared to 4.13 percent in 1999 and 4.29 percent in 1998.

 . The owned consumer two-months-and-over contractual delinquency ratio decreased to 4.26 percent at December 31, 2000 from 4.81 percent at December 31, 1999. The 2000 owned consumer net chargeoff ratio was 3.18 percent, compared to 3.67 percent in 1999 and 3.76 percent in 1998.

 . Our managed credit loss reserves were $3.2 billion at December 31, 2000, compared to $2.7 billion at December 31, 1999. Credit loss reserves as a percent of managed receivables were 3.65 percent at December 31, 2000, compared to 3.72 percent at year-end 1999.

 . Our owned credit loss reserves were $2.1 billion at December 31, 2000, compared to $1.8 billion at December 31, 1999. Credit loss reserves as a percent of owned receivables were 3.14 percent at December 31, 2000, compared to 3.36 percent at year-end 1999.

 . In connection with our $2 billion share repurchase program, we repurchased 5.4 million shares of our common stock for a total of $209.3 million during 2000. Since announcing our share repurchase program in March 1999, we have repurchased
22.2 million shares for a total of $922.2 million.

 . Our total shareholders' equity (including company obligated mandatorily redeemable preferred securities of subsidiary trusts) to managed assets ratio was 9.07 percent, compared to 8.72 percent at December 31, 1999. The ratio of tangible equity to tangible managed assets was 7.41 percent, compared to 6.96 percent at year-end 1999.

                    PRO FORMA MANAGED STATEMENTS OF INCOME

Securitizations of consumer receivables have been, and will continue to be, a source of liquidity for us. We continue to service securitized receivables after they have been sold and retain a limited recourse liability for future credit losses. We include revenues and credit-related expenses related to the off-balance sheet portfolio in one line item in our owned statements of income. Specifically, we report net interest margin, provision for credit losses, fee income, and securitization related revenue as a net amount in securitization revenue.

   We monitor our operations on a managed basis as well as on the owned basis shown in our statements of income. Our pro forma managed income statement assumes that the securitized receivables have not been sold and are still on our balance sheet. Consequently, the income and expense items discussed above are reclassified from securitization revenue into the appropriate caption in our pro forma managed basis income statement as if the receivables had not been securitized. Our pro forma managed basis income statement is presented below. Our pro forma managed basis income statement is not intended to reflect the differences between our accounting policies for owned receivables and the off-balance sheet portfolio, but merely to report net interest margin, fees and provision for losses as if the securitized loans were held in portfolio. Therefore, net income on a pro forma managed basis equals net income on an owned basis.

   We define the net effect of securitization activity on our operations as securitization related revenue less the over-the-life provision for credit losses on initial securitization transactions. Securitization related revenue includes gross initial gains on current period securitization transactions less amortization of current and prior period securitization gains. The over-the-life provision for credit losses on initial securitization transactions is reported in our pro forma managed income statement as a component of provision for credit losses. The net effect of securitization activity will vary depending upon the amount and mix of securitizations in a particular period.

                Household International, Inc. and Subsidiaries

                         Pg. 33 - 2000 Annual Report

                     PRO FORMA MANAGED STATEMENTS OF INCOME

In millions.
Year ended December 31                                                                       2000          1999            1998
                                                                                        ---------    ----------      ----------
Finance and other interest income....................................................   $11,702.7    $  9,375.7      $  8,975.4
Interest expense.....................................................................     5,212.7       3,836.5         3,881.3
                                                                                        ---------    ----------      ----------
Net interest margin..................................................................     6,490.0       5,539.2         5,094.1
Provision for credit losses..........................................................     3,252.4       2,781.8         2,716.0
                                                                                        ---------    ----------      ----------
Net interest margin after provision for credit losses................................     3,237.6       2,757.4         2,378.1
                                                                                        ---------    ----------      ----------
Insurance revenue....................................................................       561.2         534.6           492.8
Investment income....................................................................       174.2         168.8           161.2
Fee income...........................................................................     1,470.4       1,205.5         1,181.2
Securitization related revenue.......................................................       242.9         116.0           216.8
Other income.........................................................................       228.8         223.8           243.7
Gain on sale of Beneficial Canada....................................................           -             -           189.4
                                                                                        ---------    ----------      ----------
Total other revenues.................................................................     2,677.5       2,248.7         2,485.1
                                                                                        ---------    ----------      ----------
Salaries and fringe benefits.........................................................     1,312.1       1,048.7         1,021.3
Sales incentives.....................................................................       203.6         145.9           106.2
Occupancy and equipment expense......................................................       306.6         270.9           316.1
Other marketing expenses.............................................................       470.9         370.0           403.2
Other servicing and administrative expenses..........................................       589.7         547.9           654.9
Amortization of acquired intangibles and goodwill....................................       160.0         143.9           170.6
Policyholders' benefits..............................................................       261.7         258.1           238.2
Merger and integration related costs.................................................           -             -         1,000.0
                                                                                        ---------    ----------      ----------
Total costs and expenses.............................................................     3,304.6       2,785.4         3,910.5
                                                                                        ---------    ----------      ----------
Income before income taxes...........................................................     2,610.5       2,220.7           952.7
Income taxes.........................................................................       909.8         734.3           428.6
                                                                                        ---------    ----------      ----------
Net income...........................................................................   $ 1,700.7    $  1,486.4      $    524.1
                                                                                        =========    ==========      ==========
Average managed receivables..........................................................   $79,132.2    $ 66,314.7      $ 63,677.1
Average noninsurance investments.....................................................       539.3         558.6           803.7
Other interest-earning assets........................................................       434.1         416.4           302.6
                                                                                        ---------    ----------      ----------
Average managed interest-earning assets..............................................   $80,105.6    $ 67,289.7      $ 64,783.4
                                                                                        =========    ==========      ==========

                             RESULTS OF OPERATIONS


The following discussion on revenues, where applicable, and provision for credit losses includes comparisons to amounts reported on our historical owned statements of income ("Owned Basis"), as well as on the above pro forma managed statements of income ("Managed Basis").

Net Interest Margin Our net interest margin on an Owned Basis increased to $4.8 billion in 2000, up from $3.8 billion in 1999 and $3.1 billion in 1998. As a percent of average owned interest-earning assets, net interest margin was 7.75 percent in 2000, 7.80 percent in 1999, and 7.34 percent in 1998. In 2000, better pricing and growth in average owned interest-earning assets resulted in higher net interest margin dollars which was partially offset by higher interest costs. On a percentage basis, net interest margin was impacted by a shift in the portfolio to lower margin real estate secured receivables and higher interest costs. In 2000, the Federal Reserve raised interest rates 3 times for a total of 100 basis points in addition to the 75 basis point increase in 1999. This resulted in absolute higher levels of interest costs as well as delays in repricing our portfolios in response to the increases. The increase in net interest margin in 1999 was due to growth in average interest-earning assets and higher interest spreads. The interest spread represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets. Although interest rates decreased during the last half of 1998 and increased during the last half of 1999, the timing of these rate changes resulted in a lower average rate for 1999 than for 1998.

                Household International, Inc. and Subsidiaries

              Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)

                          Pg. 34 - 2000 Annual Report

Our net interest margin on a Managed Basis increased to $6.5 billion in 2000, up from $5.5 billion in 1999 and $5.1 billion in 1998. As a percent of average managed interest-earning assets, net interest margin was 8.10 percent in 2000,
8.23 percent in 1999, and 7.86 percent in 1998. The decrease in the ratio in 2000 reflects the continued shift in the portfolio to lower margin real estate secured receivables and higher interest costs due to increases in interest rates, partially offset by improved pricing in our MasterCard and Visa portfolio. During 1999, pricing improvements in our MasterCard and Visa and other unsecured portfolios and lower cost of funds contributed to the higher rates. Although interest rates decreased during the last half of 1998 and increased during the last half of 1999, the timing of these rate changes resulted in a lower average rate for 1999 than for 1998. These increases were partially offset by an increase in the percentage of secured loans.

     Net interest margin as a percent of receivables on a Managed Basis is greater than on an Owned Basis because auto finance and MasterCard and Visa receivables, which have wider spreads, are a larger portion of the off-balance sheet portfolio than of the owned portfolio.

     Because we generally are able to adjust our pricing in response to interest rate changes, we remain relatively interest rate insensitive. At both December 31, 2000 and 1999, we estimated that our after-tax earnings would decline by about $81 million following a gradual 200 basis point increase in interest rates over a twelve month period.

     See pages 48 through 50 for additional information regarding our Owned Basis and Managed Basis net interest margin.

Provision for Credit Losses The provision for credit losses includes current period credit losses and an amount which we believe is sufficient to maintain reserves for losses of principal, interest and fees at a level that reflects known and inherent losses in the portfolio. The Managed Basis provision for credit losses also includes the over-the-life reserve requirement established on the off-balance sheet portfolio when receivables are securitized.

   The provision for credit losses on an Owned Basis totaled $2.1 billion in 2000, compared to $1.7 billion in 1999 and $1.5 billion in 1998. The increase in 2000 was primarily due to increases in chargeoffs due to receivable growth, except for a decrease in chargeoffs in our MasterCard and Visa portfolio. Additionally, despite the shift to secured loans and improved credit quality, we recorded excess owned loss provision of almost $200 million in 2000 due to our rapid receivable growth. The increase in the 1999 provision for credit losses was due to higher chargeoffs in our unsecured and private label portfolios. The provision for credit losses on an Owned Basis may vary from year to year, depending on the amount of securitizations in a particular period. As a percent of average owned receivables, the provision was 3.50 percent, compared to 3.59 percent in 1999 and 3.64 percent in 1998. The decline in this ratio reflects improving credit quality as secured loans represent a larger percentage of our owned portfolio and the run-off of our Household Bank branded MasterCard and Visa portfolio which has higher loss rates.

   The provision for credit losses on a Managed Basis was $3.3 billion in 2000, $2.8 billion in 1999, and $2.7 billion in 1998. The provision as a percent of average managed receivables was 4.11 percent in 2000, 4.19 percent in 1999, and
4.27 percent in 1998. The Managed Basis provision is impacted by the type and amount of receivables securitized during the year and substantially offsets the income recorded on the securitization transactions.

Other Revenues Total other revenues on an Owned Basis were $3.3 billion in 2000, $2.9 billion in 1999, and $3.2 billion in 1998. Total other revenues on a Managed Basis were $2.7 billion in 2000, $2.2 billion in 1999, and $2.5 billion in 1998. Total other revenues in 1998 included a pre-tax gain of $189.4 million from the sale of Beneficial's Canadian operations.

   Securitization revenue on an Owned Basis was $1.5 billion in 2000, compared to $1.4 billion in 1999 and $1.5 billion in 1998. The increase in 2000 was due to higher average securitized receivables and changes in portfolio mix. The decrease in 1999 was primarily due to lower average securitized receivables. The components of securitization revenue are reclassified to the appropriate caption in the pro forma statements of income on a Managed Basis.

   Securitization related revenue on a Managed Basis was $242.9 million in 2000, $116.0 million in 1999, and $216.8 million in 1998. The net effect of securitization activity, after establishing credit loss reserves on initial transactions, decreased income by $270.1 million in 2000, $266.2 million in 1999, and $177.1 million in 1998. Pro forma income decreased because amortization of current and prior period securitization gains exceeded initial gains on new transactions. Securitization related revenue and the net effect of securitization activity will vary from year to year depending upon the amount and mix of securitizations in a particular period.

                Household International, Inc. and Subsidiaries

                          Pg. 35 - 2000 Annual Report

The following table includes securitization related revenue on a Managed Basis and the net effect of securitization activity on our operations:

In millions.
Year ended December 31                                                                       2000         1999         1998
                                                                                         --------      -------     --------
Gross initial gains..................................................................    $  683.1      $ 493.3     $  494.5
Amortization.........................................................................      (440.2)      (377.3)      (277.7)
                                                                                         --------      -------     --------
Securitization related revenue.......................................................       242.9        116.0        216.8
Over-the-life provision on initial transactions......................................       513.0        382.2        393.9
                                                                                         --------      -------     --------
Net effect of securitization activity................................................    $ (270.1)     $(266.2)    $ (177.1)
                                                                                         ========      =======     ========

   Insurance revenue of $561.2 million in 2000 was up from $534.6 million in 1999 and $492.8 million in 1998. The increases reflect increased sales on a larger loan portfolio and improved retention in our consumer lending branch systems.

   Investment income includes interest income on investment securities in the insurance business as well as realized gains and losses from the sale of investment securities. Investment income was $174.2 million in 2000, compared to $168.8 million in 1999 and $161.2 million in 1998. The increases were due to higher average investment balances and in 2000, higher yields.

   Fee income on an Owned Basis includes revenues from fee-based products such as credit cards. Fee income was $825.8 million in 2000, $595.5 million in 1999, and $599.7 million in 1998. The increase in 2000 is primarily due to higher credit card fees from growth in our non-prime credit card portfolio. The decrease in 1999 reflects the impact of the repositioning of our Household Bank branded credit card portfolio and the sale of $1.9 billion of receivables in the second half of 1998. Owned fee income will also vary from year to year depending upon the amount of securitizations in a particular period.

   Fee income on a Managed Basis was $1.5 billion in 2000, compared to $1.2 billion in 1999 and 1998. The increase in 2000 was primarily due to the previously discussed increase in our non-prime credit card portfolio. In 1999, credit card and interchange fees increased slightly despite an 18 percent decrease in average managed credit card receivables.

   Other income, which includes revenue from our RAL business, was $228.8 million in 2000, $223.8 million in 1999, and $243.7 million in 1998. RAL income was $132.7 million in 2000, $130.6 million in 1999, and $73.0 million in 1998. Results for 1998 reflected non-recurring gains on sales of non-strategic assets.

Expenses Total costs and expenses increased 19% to $3.3 billion in 2000, compared to $2.8 billion in 1999 and $3.9 billion in 1998. In 2000, higher expenses were driven by higher receivable levels and increased operating, technology, marketing, e-commerce, and personnel spending directly related to receivable growth. Acquisitions during the first half of 2000 also contributed to increased expenses over the prior year. Operating expenses, excluding the one-time merger related costs of $1.0 billion, were down in 1999 compared to 1998. Cost savings and operating efficiencies from the Beneficial integration and continued cost control efforts throughout the company resulted in lower occupancy and equipment, salaries and fringe benefits and other costs. Integration related decreases in salaries and fringe benefits were offset by growth throughout our businesses. Our managed efficiency ratio was 34.2 percent in 2000, compared to 33.6 percent in 1999 and 37.6 percent in 1998.

   Salaries and fringe benefits were $1.3 billion in 2000, up from $1.0 billion in both 1999 and 1998. Additional staffing to support growth and collection efforts in our consumer lending business contributed to the increase over prior years. Growth in our credit card business, including the impact of acquisitions, also contributed to the increase in 2000. In 1999, growth in our consumer lending and auto finance businesses were partially offset by efficiencies resulting from Beneficial staff reductions.

   Sales incentives were $203.6 million in 2000, compared to $145.9 million in 1999 and $106.2 million in 1998. The increases were primarily due to higher sales volumes in our branches.

   Occupancy and equipment expense was $306.6 million in 2000, compared to $270.9 million in 1999 and $316.1 million in 1998. The increase in 2000 was primarily associated with our Tampa, Florida collections center and other facilities acquired in the first half of the year. These facilities have supported our receivable growth. The reductions in 1999 compared to 1998 primarily were due to the elimination of duplicate branch offices and operating centers, including the sublease of the Beneficial office complex.

                Household International, Inc. and Subsidiaries

               Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)

                          Pg. 36 - 2000 Annual Report

   Other marketing expenses include payments for advertising, direct mail programs and other marketing expenditures. These expenses were $470.9 million in 2000, compared to $370.0 million in 1999 and $403.2 million in 1998. The increase in 2000 was primarily due to increased credit card marketing initiatives. The decrease in 1999 compared to 1998 was due to lower spending on marketing programs on our Household Bank branded MasterCard and Visa portfolio partially offset by higher marketing spending in the U.K. associated with the launch of our marbles(TM) card in the fourth quarter of 1999.

   Other servicing and administrative expenses were $589.7 million in 2000, $547.9 million in 1999, and $654.9 million in 1998. The increase in 2000 was primarily due to e-commerce initiatives and increased costs resulting from the Renaissance and real estate secured loan portfolio acquisitions. The decrease in 1999 was primarily due to the consolidation of Beneficial's operations which provided cost savings in system and administrative costs.

   Amortization of acquired intangibles and goodwill was $160.0 million in 2000, $143.9 million in 1999, and $170.6 million in 1998. The increase in 2000 reflects higher goodwill amortization resulting from the Renaissance acquisition. The decrease in 1999 reflects lower levels of intangible assets resulting from the Household Bank branded credit card portfolio sales in 1998.

   Policyholders' benefits were $261.7 million in 2000, $258.1 million in 1999, and $238.2 million in 1998. The increases are consistent with the increase in insurance revenues resulting from increased policy sales.

   Income taxes. The effective tax rate was 34.9 percent in 2000, 33.1 percent in 1999, and 34.4 percent in 1998 (excluding merger and integration related costs and the gain on sale of Beneficial Canada).

                                CREDIT QUALITY

Delinquency and Chargeoffs Our delinquency and net chargeoff ratios reflect, among other factors, changes in the mix of loans in our portfolio, the quality of our receivables, the average age of our loans, the success of our collection efforts and general economic conditions. Real estate secured receivables, which have a significantly lower chargeoff rate than unsecured receivables, represented 41.8 percent of our total managed receivables and 52.2 percent of our total owned receivables at December 31, 2000, compared to 37.5 percent and
47.2 percent, respectively, in 1999. The levels of personal bankruptcies also have a direct effect on the asset quality of our overall portfolio and others in our industry.

   We track delinquency and chargeoff levels on both an owned and a managed basis. We apply the same credit and portfolio management procedures to both our owned and off-balance sheet portfolios. Our focus is to use risk-based pricing and effective collection efforts for each loan. We have a process which we believe gives us a reasonable basis for predicting the credit quality of new accounts. This process is based on our experience with numerous marketing, credit and risk management tests. We also believe that our frequent and early contact with delinquent customers is helpful in managing net credit losses. Despite these efforts to manage in the current credit environment, bankruptcies remain an industry-wide issue and are difficult to predict. We have taken steps throughout 2000 to tighten underwriting and credit line management in light of the uncertainty surrounding the economy.

   When evaluating credit risk, we believe that it is important to also consider risk adjusted revenue because our biggest protection against credit loss is the ability to price for it. Risk adjusted revenue on a managed basis increased to
7.55 percent in 2000 from 7.37 percent in 1999 and 6.90 percent in 1998 (excluding the gain on the sale of Beneficial's Canadian operations). The increase in 2000 was primarily due to reduced chargeoffs. This increase was partially offset by the previously discussed decreases in net interest margin. In 1999, reduced chargeoffs were the primary reason for the increase. Increases in net interest margin also contributed to the increase in 1999.

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

                Household International, Inc. and Subsidiaries

                          Pg. 37 - 2000 Annual Report

          CONSUMER TWO-MONTH-AND-OVER CONTRACTUAL DELINQUENCY RATIOS

                                                                     2000 Quarter End              1999 Quarter End
                                                           --------------------------   ---------------------------
                                                              4      3       2      1      4      3       2       1
                                                           ----   ----    ----   ----   ----   ----    ----    ----
Managed:
Real estate secured....................................    2.63%  2.77%   2.72%  2.99%  3.27%  3.46%   3.29%   3.54%
Auto finance...........................................    2.55   2.19    1.99   1.52   2.43   2.26    1.87    1.74
MasterCard/Visa........................................    3.49   3.48    3.14   3.06   2.78   3.10    3.11    3.61
Private label..........................................    5.48   5.67    5.77   5.94   5.97   6.66    6.62    6.37
Other unsecured........................................    7.97   7.72    7.92   8.56   8.81   8.57    8.17    7.84
                                                           ----   ----    ----   ----   ----   ----    ----    ----
Total Managed..........................................    4.20%  4.21%   4.16%  4.43%  4.66%  4.89%   4.72%   4.81%
                                                           ====   ====    ====   ====   ====   ====    ====    ====
Total Owned............................................    4.26%  4.29%   4.25%  4.58%  4.81%  5.24%   4.96%   5.04%
                                                           ====   ====    ====   ====   ====   ====    ====    ====

Our managed consumer delinquency ratio at year-end remained stable compared to the third quarter and was down sharply compared to the prior year. The modest increase in auto finance and other unsecured delinquency during the quarter was due to normal aging of our portfolios and seasonality in our auto finance business.

   Compared to a year ago, managed delinquency declined 46 basis points due to improvements in our real estate secured, private label and other unsecured portfolios. In our real estate secured portfolio, we continue to benefit from the growing percentage of loans on which we hold a first lien position. During 2000, our consumer lending business added additional collection staff which has resulted in decreased delinquency in our real estate secured and other unsecured portfolios. Delinquency in our MasterCard and Visa portfolio has increased over the prior year as a result of the increase in the non-prime portfolio. This increase is compensated for with higher pricing in this portfolio.

   The trends impacting owned delinquency as a percent of owned receivables are generally consistent with those described above for our managed portfolio. Owned delinquency by product is generally comparable to managed except for MasterCard and Visa and other unsecured where owned delinquency is greater due to the retention of receivables on balance sheet that do not meet the eligibility criteria for securitization.


                         CONSUMER NET CHARGEOFF RATIOS


                                    Full Year        2000 Quarter Annualized  Full Year        1999 Quarter Annualized  Full Year
                                                ----------------------------               ---------------------------
                                        2000       4       3        2      1       1999       4       3       2      1       1998
                                        ----    ----    ----     ----   ----       ----    ----    ----    ----   ----       ----
Managed:
Real estate secured..................    .45%    .41%    .41%     .47%   .52%       .58%    .54%    .58%    .64%   .55%       .63%
Auto finance.........................   4.80    5.22    4.45     4.28   5.25       4.96    5.43    4.55    4.41   5.45       5.39
MasterCard/Visa......................   5.58    5.83    5.23     5.57   5.69       6.66    5.57    6.15    7.30   7.59       5.95
Private label........................   5.35    5.06    5.28     5.43   5.65       5.65    5.88    5.60    5.57   5.53       5.65
Other unsecured......................   6.97    5.92    7.00     7.68   7.41       6.52    6.98    7.06    5.61   6.36       6.97
                                        ----    ----    ----     ----   ----       ----    ----    ----    ----   ----       ----
Total Managed........................   3.64%   3.41%   3.47%    3.74%  4.00%      4.13%   3.96%   4.09%   4.10%  4.37%      4.29%
                                        ====    ====    ====     ====   ====       ====    ====    ====    ====   ====       ====
Total Owned..........................   3.18%   2.98%   3.01%    3.27%  3.53%      3.67%   3.62%   3.63%   3.54%  3.92%      3.76%
                                        ====    ====    ====     ====   ====       ====    ====    ====    ====   ====       ====

Our annualized fourth quarter 2000 chargeoff ratio improved for the third consecutive quarter and reached its lowest level since the fourth quarter of 1996. The sequential increase in auto finance chargeoffs was attributable to seasonality and aging of the portfolio. Our MasterCard and Visa portfolio reflects higher chargeoff in our non-prime portfolio. Our private label, real estate secured and other unsecured portfolios reflect the benefits of improved collections and, relating to our real estate secured and other unsecured portfolios, the benefit of higher levels of collection staff.

   The managed consumer net chargeoff ratio for 2000 improved to 3.64 percent, down from 4.13 percent in 1999 and 4.29 percent in 1998. All products, except other unsecured loans, reported improved chargeoff for the year. Our MasterCard and Visa portfolio reported the strongest improvement in 2000 as a result of significant decreases in chargeoffs in our Household Bank and GM portfolios and in bankruptcy chargeoffs. The decrease in 1999 from 1998 reflects lower real estate secured, auto finance and other unsecured chargeoffs and a lower chargeoff contribution from our domestic MasterCard and Visa portfolio due to lower average receivables. Our overall MasterCard and Visa chargeoff ratio was up in 1999, reflecting the impact of the repositioning of our Household Bank branded portfolio.

                Household International, Inc. and Subsidiaries

              Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)

                          Pg. 38 - 2000 Annual Report

The trends impacting owned net chargeoffs as a percent of owned receivables are generally consistent with those described above for our managed portfolio. Owned chargeoffs for our real estate secured and private label products are comparable to managed chargeoffs. Chargeoffs for MasterCard and Visa and other unsecured on an owned basis are higher due to the difference in credit quality and seasoning of the receivables which remain on our balance sheet. Chargeoffs for auto finance receivables on an owned basis are lower due to the predominantly unseasoned nature of the receivables which remain on our balance sheet.

Credit Loss Reserves We maintain credit loss reserves to cover probable losses of principal, interest and fees in both our owned and off-balance sheet portfolios. We estimate losses for consumer receivables based on delinquency status and past loss experience. For securitized receivables, we also record a provision for estimated probable losses that we expect to incur over the life of the transaction. In addition, we provide loss reserves on both consumer and commercial receivables to reflect our assessment of portfolio risk factors which may not be fully reflected in the statistical calculation, including bankruptcy trends, recent growth, product mix, economic conditions, and current levels in chargeoff and delinquency. Chargeoff policies are also considered when establishing loss reserve requirements to ensure the appropriate allowances exist for products with longer chargeoff periods. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. These estimates are influenced by factors outside of our control, such as economic conditions and consumer payment patterns. As a result, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

The following table sets forth credit loss reserves for the periods indicated:

All dollar amounts are stated in millions.
At December 31                                          2000           1999           1998           1997            1996
                                                  ----------      ---------       --------      ---------       ---------
Managed credit loss reserves..................    $  3,194.2      $ 2,666.6       $2,548.1      $ 2,523.0       $ 2,109.0
Reserves as a % of managed receivables........          3.65%          3.72%          3.99%          3.99%           3.56%
                                                  ----------      ---------       --------      ---------       ---------
Owned credit loss reserves....................    $  2,111.9      $ 1,757.0       $1,734.2      $ 1,642.1       $ 1,398.4
Reserves as a % of owned receivables..........          3.14%          3.36%          3.92%          4.25%           3.64%
                                                  ----------      ---------       --------      ---------       ---------

Reserves as a percent of receivables reflect improved credit quality and underwriting, the impact of a growing percentage of secured loans which have lower loss rates than unsecured loans, continued runoff of our Household Bank branded MasterCard and Visa portfolio, and the 1998 sale of credit card receivables. These favorable factors were modestly offset in 2000 by increased reserve requirements on our non-prime portfolio. Real estate secured receivables, which have a significantly lower chargeoff rate than unsecured receivables, represented 41.8 percent of our total managed receivables and 52.2 percent of our total owned receivables at December 31, 2000, compared to 37.5 percent and 47.2 percent, respectively, in 1999. Prior to the 1998 repositioning of our MasterCard and Visa business, unsecured receivables represented a higher percentage of our portfolio and increased reserve ratios.

Geographic Concentrations The state of California accounts for 16 percent of our managed domestic consumer portfolio and is the only state with more than 10 percent of this portfolio. Because of our centralized underwriting collections and processing functions, we can quickly change our credit standards and intensify collection efforts in specific locations. We believe this lowers risks resulting from such geographic concentrations.

     Our foreign consumer operations located in the United Kingdom and Canada accounted for 8 and 1 percent, respectively, of managed consumer receivables at December 31, 2000.

                Household International, Inc. and Subsidiaries

                          Pg. 39 - 2000 Annual Report

                             NONPERFORMING ASSETS

All dollar amounts are stated in millions.
At December 31                                                                                       2000       1999       1998
                                                                                                ---------  ---------  ---------
Nonaccrual managed receivables..............................................................    $ 2,112.3  $ 1,912.6  $ 1,439.2
Accruing managed consumer receivables 90 or more days delinquent............................        859.8      739.9      874.6
Renegotiated commercial loans...............................................................         12.3       12.3       12.3
                                                                                                ---------  ---------  ---------
Total nonperforming managed receivables.....................................................      2,984.4    2,664.8    2,326.1
Real estate owned...........................................................................        337.1      271.5      253.9
                                                                                                ---------  ---------  ---------
Total nonperforming managed assets..........................................................    $ 3,321.5  $ 2,936.3  $ 2,580.0
                                                                                                =========  =========  =========
Managed credit loss reserves as a percent of nonperforming managed receivables..............        107.0%     100.1%     109.5%
                                                                                                ---------  ---------  ---------

                        LIQUIDITY AND CAPITAL RESOURCES

Our subsidiaries use cash to originate loans, purchase loans or investment securities and acquire businesses. Their main sources of cash are the collection of receivable balances; maturities or sales of investment securities; proceeds from the issuance of debt, deposits, securitization of consumer receivables; and cash provided by operations.

     In managing capital, we develop targets for the ratio of equity to managed assets based on discussions with rating agencies, reviews of regulatory requirements and competitor capital positions, credit loss reserve strength, risks inherent in the projected operating environment, and acquisition objectives. We also specifically consider the level of intangibles arising from completed acquisitions. To protect investors, targets are set for each legal entity that raises funds. These targets include capital levels against both on-balance sheet assets and our off-balance sheet portfolio.

     Consolidated capital ratios were consistent with our targets and were as follows:

At December 31                                                                                              2000           1999
                                                                                                           -----          -----
Tangible shareholders' equity to tangible managed assets..............................................      7.41%          6.96%
Total shareholders' equity/1/ as a percent of owned assets............................................     11.46          11.51
Total shareholders' equity/1/ as a percent of managed assets..........................................      9.07           8.72
                                                                                                           -----          -----

/1/Includes trust preferred securities.

Parent Company Household International, Inc. is the holding or parent company that owns the outstanding stock of its subsidiaries. The parent company's main source of funds is cash received from its subsidiaries in the form of dividends and inter-company borrowings. The parent company received dividends from its subsidiaries of $648 million in 2000 and $1.2 billion in 1999. We manage dividends from our subsidiaries to ensure our subsidiaries are adequately capitalized. In addition, the parent company receives cash from third parties by issuing debt, preferred stock and common stock. This includes outstanding commercial paper of $292.9 million at December 31, 2000 and $397.7 million at December 31, 1999 that was sold through our in-house sales force.

   At December 31, 2000, the parent company had $400 million in committed back-up lines of credit that it can use on short notice. These lines are available either to the parent company or its subsidiary, Household Finance Corporation ("HFC"). None of these back-up lines were utilized in 2000. These lines of credit expire in 2003 and do not contain material adverse change clauses that could restrict availability. The only financial covenant contained in the terms of the parent company's credit agreements is that we must maintain minimum shareholders' equity of $2.0 billion.

   The parent company has a number of obligations to meet with its available cash. It must be able to service its debt and meet the capital needs of its subsidiaries. It also must pay dividends on its preferred stock and may pay dividends to its common stockholders. The parent company made capital contributions of $550 million to subsidiaries in 2000 and $16 million in 1999. Similar to dividends from our subsidiaries, capital contributions will vary from period to period depending on the capital needs of our subsidiaries. The parent company paid $358.9 million in common and preferred dividends to shareholders in 2000 and $332.1 million in 1999. The parent company anticipates its common stock dividend payout ratio in 2001 to be comparable to prior years.

                Household International, Inc. and Subsidiaries

               Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)

                          Pg. 40 - 2000 Annual Report

In June 2000, a wholly owned special purpose trust subsidiary issued $300 million of company obligated mandatorily redeemable preferred securities (representing the minority interest in the trust) increasing our total of such issuances to $675 million.

   On March 9, 1999, our Board of Directors authorized the repurchase of up to $2 billion of our outstanding common shares. Pursuant to this program, we repurchase shares in the open market depending upon market conditions, other investment opportunities for growth and capital targets. During 2000, 5.4 million shares were repurchased under this program for a total of $209.3 million. During 1999, 16.8 million shares were repurchased under this program for a total of $712.9 million. We also repurchased 5.0 million shares of our common stock prior to March 9, 1999 and 10.5 million shares during 1998 to fund various employee benefit programs.

   As of December 31, 2000, we had entered into agreements to purchase, on a forward basis, approximately 7.2 million shares of our common stock at a weighted-average forward price of $41.63 per share. The agreements may be settled either physically by purchasing the shares or on a net basis in shares of our common stock, at our option. The agreements have terms of up to one year but may be settled earlier at our option.

Subsidiaries We have three major subsidiaries: HFC, including its wholly owned subsidiary, Beneficial; Household Bank, f.s.b. ("the Bank"); and Household Global Funding ("Global"). These subsidiaries use cash to originate loans, purchase loans or investment securities or acquire businesses. Their main sources of cash are the collection of receivable balances, maturities or sales of investment securities, proceeds from the issuance of debt and deposits and from the securitization of receivables, capital contributions from the parent company, and cash provided by operations.

HFC HFC funds its operations by issuing commercial paper, medium-term debt, and long-term debt primarily to wholesale investors; securitizing consumer receivables; and receiving capital contributions from its parent.

   HFC domestically markets its commercial paper through an in-house sales force. HFC's outstanding commercial paper totaled $8.8 billion at December 31, 2000 and $8.1 billion at December 31, 1999. HFC actively manages the level of commercial paper outstanding to ensure availability to core investors and proper use of any excess capacity within internally established targets.

   HFC markets domestic medium-term notes through investment banks and its in-house sales force. A total of $9.9 billion domestic medium-term notes were issued in 2000 and $4.0 billion were issued in 1999. During 2000, HFC also issued $4.8 billion of U.S. dollar, global long-term debt with a weighted-average original maturity of 6.98 years. Long-term debt issuances in 1999 totaled $5.1 billion and had a weighted-average original maturity of 7.07 years. These long-term issuances lengthened the term of HFC's funding, reduced reliance on commercial paper and securitizations, and preserved liquidity.

   To obtain a broader investment base, HFC periodically issues debt in foreign markets. During 2000, $2.1 billion in notes were issued in these foreign markets, including Euro-denominated debt and our first Japanese and Australian issuances, compared to $1.0 billion in 1999. In order to eliminate future foreign exchange risk, currency swaps were used to convert the notes to U.S. dollars at the time of issuance.

   HFC had committed back-up lines of credit totaling $9.5 billion at December 31, 2000, of which $400 million was also available to its parent company. None of these back-up lines were used in 2000. In addition, none of these lines contained a material adverse change clause which could restrict availability. HFC's back-up lines expire on various dates from 2001 through 2005. The most restrictive financial covenant contained in the terms of HFC's credit agreements is the maintenance of minimum shareholder's equity of $3.6 billion.

The Bank The Bank primarily uses wholesale funding for its operations. These sources include domestic and foreign medium-term notes, retail certificates of deposit and Federal funds borrowings. The Bank also temporarily funds the RAL program under its agreement with an affiliate.

   The Bank issued $3.2 billion in time certificates of deposit in 2000 and $3.1 billion in 1999. These deposits have maturities of 2 to 7 years and were obtained through national brokerage firms as this source of funding was more cost effective than other funding sources. The Bank's outstanding deposits totaled $7.4 billion at December 31, 2000 and $5.5 billion at December 31, 1999.

   The Bank is subject to the capital adequacy guidelines adopted by the Office of Thrift Supervision. At December 31, 2000, the leverage, tier 1 and total risk-based capital ratio levels for a "well capitalized" institution were 5.0,
6.0 and 10.0 percent, respectively. The Bank's ratios for each of these categories at December 31, 2000 were 9.19, 10.03 and 11.84 percent, respectively.

                Household International, Inc. and Subsidiaries

                          Pg. 41 - 2000 Annual Report

Global We have foreign subsidiaries located in the United Kingdom and Canada. Global was formed to combine ownership of these businesses. Global's assets were $7.8 billion at year-end 2000 and $7.9 billion at year-end 1999. Consolidated shareholders' equity includes the effect of translating our foreign subsidiaries' assets, liabilities and operating results from their local currency into U.S. dollars. We periodically enter into foreign exchange contracts to hedge portions of our investment in foreign subsidiaries. We believe that the potential loss in net income associated with a 10 percent adverse change in the British pound/U.S. dollar or Canadian dollar/U.S. dollar exchange rates would not be material to us.

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

   Our United Kingdom operation is funded with wholesale deposits, short and intermediate-term bank lines of credit, long-term debt and securitizations of receivables. Deposits were $1.7 billion at December 31, 2000 and $1.2 billion at December 31, 1999. Short-term borrowings at year-end 2000 were $722.3 million compared to $903.1 million a year ago. Long-term debt at year-end 2000 was $2.4 billion compared to $2.5 billion a year earlier.

   At December 31, 2000, $2.2 billion of the United Kingdom's total debt was guaranteed by the parent company and $2.5 billion was guaranteed by HFC. HFC receives a fee for providing the guarantee. Committed back-up lines of credit for the United Kingdom were approximately $3.0 billion at December 31, 2000 of which $.7 billion was used. These lines have varying maturities from 2001 through 2007.

   Our Canadian operation is funded with commercial paper, intermediate and long-term debt. Intermediate and long-term debt totaled $749.2 million at year-end 2000 compared to $685.7 million a year ago. Committed back-up lines of credit for Canada were approximately $465 million at December 31, 2000. None of these back-up lines were used in 2000. At December 31, 2000, approximately $265 million of the Canadian subsidiary's total debt was guaranteed by the parent company and $850 million was guaranteed by HFC. Both the parent company and HFC receive a fee for providing the guarantees.

Investment Ratings At December 31, 2000, the long-term debt of the parent company, HFC, Beneficial, the Bank, and the preferred stock of the parent company have been assigned an investment grade rating by three nationally recognized statistical rating agencies. These agencies include the commercial paper of HFC in their highest rating category. Two of these agencies also include the parent company's commercial paper in their highest rating category. With our back-up lines of credit and securitization programs, we believe we have sufficient funding capacity to refinance maturing debts and fund our growth.

Capital Expenditures During 2000 we made $174 million in capital expenditures compared to the prior-year level of $140 million.

                             ASSET SECURITIZATIONS

From time to time, we securitize consumer receivables whereby we receive annual servicing fees on the outstanding balance of securitized receivables and the rights to future cash flows arising after the investors receive their contractual return.

   Securitizations of consumer receivables have been, and will continue to be, a source of liquidity for us. We believe the market for securities issued by an investment grade issuer and backed by receivables is a reliable and cost-effective source of funds.

   The following table summarizes the composition of receivables securitized (excluding replenishments of certificateholder interests) during the year:

In billions.                                               2000    1999    1998
                                                           ----    ----    ----
MasterCard/Visa..........................................  $2.0    $1.8    $1.3
Auto finance.............................................   1.9     1.4      .8
Private label............................................    .5      .5       -
Other unsecured..........................................   2.6     1.5     1.5
                                                           ----    ----    ----
Total....................................................  $7.0    $5.2    $3.6
                                                           ====    ====    ====

                Household International, Inc. and Subsidiaries

               Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)

                          Pg. 42 - 2000 Annual Report

Certain securitization trusts, such as credit cards, are established at fixed levels and due to the revolving nature of the underlying receivables require the sale of new receivables into the trust to replace receivable runoff. These replenishments totaled $21.0, $20.3, and $17.3 billion in 2000, 1999 and 1998 respectively.

The following table summarizes the expected amortization of our securitizations by type:

In millions.
At December 31, 2000                            2001        2002        2003        2004        2005  Thereafter        Total
                                            --------    --------    --------    --------    --------  ---------     ---------
Real estate secured.......................  $  603.0    $  380.3    $  250.5    $  224.0           -         -      $ 1,457.8
Auto finance..............................     909.8       677.8       749.3       375.8           -         -        2,712.7
MasterCard/Visa...........................   3,769.7     3,651.7       832.9       347.6    $  927.9         -        9,529.8
Private label.............................     176.3       922.4       551.3           -           -         -        1,650.0
Other unsecured...........................   1,771.8     1,158.9       790.0       424.6       320.1   $ 433.8        4,899.2
                                            --------    --------    --------    --------    --------   -------      ---------
Total.....................................  $7,230.6    $6,791.1    $3,174.0    $1,372.0    $1,248.0   $ 433.8      $20,249.5
                                            ========    ========    ========    ========    ========   =======      =========

At December 31, 2000, the expected weighted-average remaining life of these transactions was 1.6 years.

   For MasterCard and Visa and private label securitizations, the issued securities may pay off sooner than originally scheduled if certain events occur. One example of such an event is if the annualized portfolio yield (defined as the sum of finance income and applicable fees, less net chargeoffs) for a certain period drops below a base rate (generally equal to the sum of the rate paid to the investors and the servicing fee). For certain auto securitizations, early payoff of securities may occur if established delinquency or loss levels are exceeded. For real estate secured and other unsecured securitizations, early pay off of the securities begins if the annualized portfolio yield falls below various limits or if certain other events occur. We do not presently believe that any early payoff will take place. If early payoff occurred, our funding requirements would increase. These additional requirements could be met through securitizations, issuance of various types of debt or borrowings under existing back-up lines of credit. We believe we would continue to have more than adequate sources of funds if an early payoff event occurred.

   At December 31, 2000, we have facilities with commercial banks under which they may securitize up to $11.8 billion of receivables. These facilities are renewable on an annual basis. At December 31, 2000, $10.7 billion of receivables were securitized under these programs. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.

                                RISK MANAGEMENT

We have a comprehensive program to address potential financial risks, such as interest rate, counterparty and currency risk. The Finance Committee of the Board of Directors sets acceptable limits for each of these risks annually and reviews the limits semi-annually.

   Interest rate risk is defined as the impact of changes in market interest rates on our earnings. We utilize simulation models to measure the impact on net interest margin of changes in interest rates. The key assumptions used in this model include the rate at which we expect our loans to pay off, loan volumes and pricing, cash flows from derivative financial instruments and changes in market conditions. The assumptions we make are based on our best estimates of actual conditions. The model cannot precisely predict the actual impact of changes in interest rates on net income because these assumptions are highly uncertain. At December 31, 2000, our interest rate risk levels were substantially below those allowed by our existing policy.

   We generally fund our assets with liabilities that have similar interest rate features. This reduces structural interest rate risk. Over time, customer demand for our receivable products shifts between fixed rate and floating rate products, based on market conditions and preferences. These shifts result in different funding strategies and produce different interest rate risk exposures. To manage these exposures, as well as our liquidity position, we have used derivatives to synthetically alter the repricing terms of our assets or liabilities or off-balance sheet transactions. We do not use any exotic or leveraged derivatives. We discontinued synthetic alteration of off-balance sheet transactions during 2000.

                Household International, Inc. and Subsidiaries

                          Pg. 43 - 2000 Annual Report

At December 31, 2000, we managed approximately $30 billion of receivables that have variable interest rates, including credit card, real estate secured and other unsecured products. These receivables have been funded with $10.8 billion of short-term debt, with the remainder funded by intermediate and long-term liabilities. This position exposes us to interest rate risk. We primarily use interest rate swaps to reduce this exposure to interest rate risk. These transactions have no impact on liquidity risk. Interest rate swaps also are used sometimes to synthetically alter our exposure to basis risk. This type of risk exists because the pricing of some of our assets is tied to the prime rate, while the funding for these assets is tied to LIBOR. The prime rate and LIBOR react differently to changes in market interest rates; that is, the prime rate does not change as quickly as LIBOR. We assign all of our synthetic alteration and hedge transactions to specific groups of assets or liabilities. Prior to December 31, 2000, we also periodically assigned these hedge transactions to off-balance sheet items.

   The economic risk related to our interest rate swap portfolio is minimal. The face amount of a swap transaction is referred to as the notional amount. The notional amount is used to determine the interest payment to be paid by each counterparty, but does not result in an exchange of principal payments.

   Our primary exposure on our interest rate swap portfolio is the risk that the counterparty will not pay us the money they owe us. We protect ourselves against counterparty risk in several ways. Counterparty limits have been set and are closely monitored as part of the overall risk management process. These limits ensure that we do not have significant exposure to any individual counterparty. Based on peak exposure at December 31, 2000, substantially all of our derivative counterparties were rated AA- or better. We have never suffered a loss due to counterparty failure. Certain swap agreements that we have entered into require that payments be made to, or received from, the counterparty when the fair value of the agreement reaches a certain level.

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

   At both December 31, 2000 and 1999, we estimated that our after-tax earnings would decline by about $81 million following a gradual 200 basis point increase in interest rates over a twelve month period and would increase by about $78 million at December 31, 2000 and $80 million at December 31, 1999 following a gradual 200 basis point decrease in interest rates. These estimates assume we would not take any corrective action to lessen the impact and, therefore, exceed what most likely would occur if rates were to change.

   We enter into currency swaps in order to minimize currency risk. Currency risk results from changes in the value of underlying foreign-denominated assets or liabilities. These swaps convert both principal and interest payments on debt issued from one currency to another. For example, we may issue Euro-denominated debt and then execute a currency swap to convert the obligation to U.S. dollars.

   In January 2001, we adopted FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). The adoption of FAS No. 133 will not have a significant impact on our interest rate risk management strategy.

   See Note 9 to the accompanying consolidated financial statements, "Derivative Financial Instruments and Other Financial Instruments With Off-Balance Sheet Risk," for additional information related to interest rate risk management and
Note 13, "Fair Value of Financial Instruments," for information regarding the fair value of certain financial instruments.

                Household International, Inc. and Subsidiaries

                               Glossary of Terms
                          Pg. 44 - 2000 Annual Report

Acquired Intangibles and Goodwill--Intangible assets reflected on our consolidated balance sheet resulting from the market value premium attributable to our credit card accounts in excess of the aggregate outstanding managed credit card loans acquired. Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations.

Affinity Credit Card--A MasterCard or Visa account jointly sponsored by the issuer of the card and an organization whose members share a common interest (e.g., the AFL--CIO Union Privilege Credit Card Program).

Asset Securitization--The process where interests in a pool of financial assets, such as credit card or other unsecured receivables, are sold to investors. Typically, the receivables are sold to a trust that issues interests that are sold to investors.

Auto Finance Loans--Closed-end loans secured by a first lien on a vehicle.

Co-Branded Credit Card--A MasterCard or Visa account that is jointly sponsored by the issuer of the card and another corporation. (e.g., the GM Card(R)) The account holder typically receives some form of added benefit for using the card.

Common Dividend Payout Ratio--Dividends declared per common share divided by net income per share.

Consumer Net Chargeoff Ratio--Net chargeoffs of receivables divided by average receivables outstanding.

Fee Income--Income associated with interchange on credit cards and late and other fees from the origination or acquisition of loans.

Foreign Exchange Contract--A contract used to minimize our exposure to changes in foreign currency exchange rates.

Futures Contract--An exchange-traded contract to buy or sell a stated amount of a financial instrument or index at a specified future date and price.

Interchange Fees--Fees received for processing a credit card transaction through the MasterCard or Visa network.

Interest Only Strip--Represents our contractual right to receive interest and other cash flows from our securitization trusts after the investors receive their contractual return.

Interest Rate Swap--Contract between two parties to exchange interest payments on a stated principal amount (notional principal) for a specified period. Typically, one party makes fixed rate payments, while the other party makes payments using a variable rate.

LIBOR--London Interbank Offered Rate. A widely quoted market rate which is frequently the index used to determine the rate at which we borrow funds.

Liquidity--A measure of how quickly we can convert assets to cash or raise additional cash by issuing debt.

Managed Basis--Method of reporting whereby net interest margin, other revenues and credit losses on securitized receivables are reported as if those receivables were still held on our balance sheet.

Managed Basis Efficiency Ratio--Ratio of operating expenses to managed net interest margin and other revenues less policyholders' benefits. The normalized efficiency ratio excludes nonrecurring gains, losses and charges.

Managed Net Interest Margin--Interest income from managed receivables and noninsurance investment securities reduced by interest expense.

Managed Receivables--The sum of receivables on our balance sheet and those that we service for investors as part of our asset securitization program.

MasterCard and Visa Receivables--Receivables generated through customer usage of MasterCard and Visa credit cards.

Nonaccrual Loans--Loans on which we no longer accrue interest because ultimate collection is unlikely.

Non-prime Accounts--Accounts held by individuals with credit history reflecting occasional delinquencies, prior chargeoffs, or other credit blemishes. These accounts generally are charged higher interest rates and fees to compensate for the additional risk.

Options--A contract giving the owner the right, but not the obligation, to buy or sell a specified item at a fixed price for a specified period.

Other Unsecured Receivables--Unsecured lines of credit or closed-end loans made to individuals.

Over-the-Life Reserves--Credit loss reserves established for securitized receivables to cover the estimated probable losses we expect to incur over the life of the transaction.

Owned Receivables--Receivables held on our balance sheet.

Personal Homeowner Loan ("PHL")--A real estate loan that has been underwritten and priced as an unsecured loan.

Private Label Credit Card--A line of credit made available to customers of retail merchants evidenced by a credit card bearing the merchant's name.

Real Estate Secured Loan--Closed-end loans and revolving lines of credit secured by first or second liens on residential real estate.

Refund Anticipation Loan ("RAL") Program--A cooperative program with H&R Block Tax Services, Inc. and certain of its franchises, along with other independent tax preparers, to provide loans to customers entitled to tax refunds and who electronically file their returns with the Internal Revenue Service.

Receivables Serviced with Limited Recourse--Receivables we have securitized and for which we have some level of potential loss if defaults occur.

Return on Average Owned Assets--Net income divided by average owned assets.

Return on Average Common Shareholders' Equity-Net income less dividends on preferred stock divided by average common shareholders' equity.

Return on Average Managed Assets--Net income divided by average managed assets.

Risk Adjusted Revenue--Managed net interest margin plus other revenues less securitization income and managed net charge-offs divided by average managed interest earning assets.

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

                Household International, Inc. and Subsidiaries

                           Credit Quality Statistics

                          Pg. 45 - 2000 Annual Report

All dollar amounts are stated in millions.
At December 31, unless otherwise indicated.                                         2000      1999        1998       1997     1996
                                                                            ------------  --------    --------   --------  -------
Managed Two-Month-and-Over Contractual Delinquency Ratios
Real estate secured......................................................           2.63%     3.27%       3.67%      3.69%    3.04%
Auto finance/1/..........................................................           2.55      2.43        2.29       2.09        -
MasterCard/Visa..........................................................           3.49      2.78        3.75       3.10     2.73
Private label............................................................           5.48      5.97        6.20       5.81     4.60
Other unsecured..........................................................           7.97      8.81        7.94       7.81     6.21
                                                                            ------------  --------    --------   -------- --------
Total consumer...........................................................           4.20%     4.66%       4.90%      4.64%    3.92%
                                                                            ============  ========    ========   ======== ========
Ratio of Net Chargeoffs to Average Managed Receivables for the Year
Real estate secured......................................................            .45%      .58%        .63%       .64%     .60%
Auto finance/1/..........................................................           4.80      4.96        5.39       4.60        -
MasterCard/Visa..........................................................           5.58      6.66        5.95       5.55     4.54
Private label............................................................           5.35      5.65        5.65       4.62     3.42
Other unsecured..........................................................           6.97      6.52        6.97       5.48     4.29
                                                                            ------------  --------    --------   -------- --------
Total consumer...........................................................           3.64      4.13        4.29       3.84     2.96
Commercial...............................................................           2.69       .93         .52       1.66      .92
                                                                            ------------  --------    --------   -------- --------
Total....................................................................           3.63%     4.09%       4.24%      3.80%    2.92%
                                                                            ============  ========    ========   ======== ========
Nonaccrual Owned Receivables
Domestic:
 Real estate secured.....................................................   $      685.6  $  532.5    $  486.5   $  378.4 $  198.3
 Auto finance/1/.........................................................           45.5      24.9        23.3          -        -
 Private label...........................................................           47.6      58.1        29.0       25.0     22.5
 Other unsecured.........................................................          632.0     545.8       297.9      283.6    240.6
Foreign..................................................................          226.0     236.7       178.3      189.1    177.4
                                                                            ------------  --------    --------   -------- --------
Total consumer...........................................................        1,636.7   1,398.0     1,015.0      876.1    638.8
Commercial and other.....................................................           42.0      46.6        49.1       62.9    110.0
                                                                            ------------  --------    --------   -------- --------
Total....................................................................   $    1,678.7  $1,444.6    $1,064.1   $  939.0 $  748.8
                                                                            ============  ========    ========   ======== ========
Nonaccrual Managed Receivables
Domestic:
 Real estate secured.....................................................   $      734.1  $  626.9    $  550.8   $  492.1 $  315.7
 Auto finance/1/.........................................................          116.2      73.9        40.3          -        -
 Private label...........................................................           47.6      58.1        29.0       25.0     22.5
 Other unsecured.........................................................          902.0     828.8       559.5      565.2    399.1
Foreign..................................................................          270.4     278.3       210.5      219.7    198.8
                                                                            ------------  --------    --------   -------- --------
Total consumer...........................................................        2,070.3   1,866.0     1,390.1    1,302.0    936.1
Commercial and other.....................................................           42.0      46.6        49.1       62.9    110.0
                                                                            ------------  --------    --------   -------- --------
Total....................................................................   $    2,112.3  $1,912.6    $1,439.2   $1,364.9 $1,046.1
                                                                            ============  ========    ========   ======== ========
Accruing Owned Receivables 90 or More Days Delinquent/2/
Domestic.................................................................   $      627.1  $  526.9    $  630.6   $  468.3 $  415.9
Foreign..................................................................           22.3      23.5        21.8       31.3     23.8
                                                                            ------------  --------    --------   -------- --------
Total....................................................................   $      649.4  $  550.4    $  652.4   $  499.6 $  439.7
                                                                            ============  ========    ========   ======== ========
Accruing Managed Receivables 90 or More Days Delinquent/2/
Domestic.................................................................   $      837.5  $  716.4    $  852.8   $  776.5 $  621.7
Foreign..................................................................           22.3      23.5        21.8       31.3     23.8
                                                                            ------------  --------    --------   -------- --------
Total....................................................................   $      859.8  $  739.9    $  874.6   $  807.8 $  645.5
                                                                            ============  ========    ========   ======== ========
Real Estate Owned
Domestic.................................................................   $      333.5  $  268.1    $  249.5   $  200.0 $  217.2
Foreign..................................................................            3.6       3.4         4.4       12.8     19.6
                                                                            ------------  --------    --------   -------- --------
Total....................................................................   $      337.1  $  271.5    $  253.9   $  212.8 $  236.8
                                                                            ============  ========    ========   ======== ========
Renegotiated Commercial Loans............................................   $       12.3  $   12.3    $   12.3   $   12.4 $   12.9
                                                                            ------------  --------    --------   -------- --------



/1/ Prior to the acquisition of ACC in the fourth quarter of 1997, credit quality statistics for auto finance receivables were not significant and were included in other unsecured receivables.

/2/ Includes MasterCard and Visa and private label credit card receivables, consistent with industry practice. There were no commercial loans 90 or more days past due which remained on accrual status.

                Household International, Inc. and Subsidiaries

                  Analysis of Credit Loss Reserves Activity -

                               Owned Receivables

                          Pg. 46 - 2000 Annual Report

All dollar amounts are stated in millions.                          2000           1999          1998           1997          1996
                                                             -----------     ----------    ----------     ----------    ----------
Total Owned Credit Loss Reserves at January 1..............  $   1,757.0     $  1,734.2    $  1,642.1     $  1,398.4    $  1,126.5
                                                             ------------    -----------   -----------    -----------   ----------
Provision for Credit Losses................................      2,116.9        1,716.4       1,516.8        1,493.0       1,144.2
                                                             ------------    -----------   -----------    -----------   ------------
Charge offs
Domestic:
 Real estate secured.......................................       (123.2)        (103.8)        (82.8)         (46.3)        (47.1)
 Auto finance/1/...........................................        (61.3)         (39.4)        (29.7)          (6.4)            -
 MasterCard/Visa...........................................       (432.1)        (477.8)       (454.1)        (415.8)       (270.0)
 Private label.............................................       (536.9)        (547.7)       (471.4)        (407.9)       (238.6)
 Other unsecured...........................................       (723.5)        (534.6)       (464.4)        (384.6)       (374.7)
Foreign....................................................       (232.7)        (233.9)       (206.4)        (197.6)       (172.2)
                                                             ------------    -----------   -----------    -----------   ----------
Total consumer.............................................     (2,109.7)      (1,937.2)     (1,708.8)      (1,458.6)     (1,102.6)
Commercial and other.......................................        (17.1)         (10.1)         (7.5)         (26.8)        (24.0)
                                                             ------------    -----------   -----------    -----------   ----------
Total owned receivables charged off........................     (2,126.8)      (1,947.3)     (1,716.3)      (1,485.4)     (1,126.6)
                                                             ------------    -----------   -----------    -----------   ----------
Recoveries
Domestic:
 Real estate secured.......................................          4.7            7.5           2.6            3.0           2.6
 Auto finance/1/...........................................          1.5            1.2            .8             .3             -
 MasterCard/Visa...........................................         24.9           34.7          33.3           46.9          17.2
 Private label.............................................         54.0           74.3          56.8           47.4          24.8
 Other unsecured...........................................         62.4           45.3          36.7           38.0          70.7
Foreign....................................................         57.5           46.6          43.2           50.9          43.9
                                                             ------------    -----------   -----------    -----------   ----------
Total consumer.............................................        205.0          209.6         173.4          186.5         159.2
Commercial and other.......................................           .4             .3           2.2            3.3           6.9
                                                             ------------    -----------   -----------    -----------   ----------
Total recoveries on owned receivables......................        205.4          209.9         175.6          189.8         166.1
Other, net.................................................        159.4           43.8         116.0           46.3          88.2
                                                             ------------    -----------   -----------    -----------   ----------
Total Owned Credit Loss Reserves at December 31............  $   2,111.9     $  1,757.0    $  1,734.2     $  1,642.1    $  1,398.4
                                                             ============    ===========   ===========    ===========   ==========
Ratio of Owned Credit Loss Reserves to:
Receivables:
 Consumer..................................................         3.10%          3.30%         3.85%          4.12%         3.37%
 Commercial................................................         7.43           7.70          8.34           9.14         13.44
                                                             ------------    -----------   -----------    -----------   ----------
 Total.....................................................         3.14%          3.36%         3.92%          4.25%         3.64%
                                                             ============    ===========   ===========    ===========   ==========
Nonperforming Loans:
 Consumer..................................................         90.3%          86.9%         99.3%         110.5%        111.6%
 Commercial................................................         85.4          116.8         139.0          200.7         191.2
                                                             ------------    -----------   -----------    -----------   ----------
 Total.....................................................         90.2%          87.5%        100.3%         113.2%        116.4%
                                                             ============    ===========   ===========    ===========   ==========



/1/ Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

                Household International, Inc. and Subsidiaries

                    Analysis of Credit Loss Reserves Activity -
                              Managed Receivables

                          Pg. 47 - 2000 Annual Report

     All dollar amounts are stated in millions.                2000           1999          1998           1997        1996
                                                              -----          ------        ------         -----        ----
     Total Managed Credit Loss Reserves at January 1.....  $  2,666.6     $  2,548.1    $  2,523.0     $  2,109.0  $  1,591.5
                                                           ----------     ----------    ----------     ----------  ----------
     Provision for Credit Losses.........................     3,252.4        2,781.8       2,716.0        2,620.6     2,033.3
                                                           ----------     ----------    ----------     ----------  ----------
     Charge Offs
     Domestic:
       Real estate secured...............................      (139.9)        (134.1)       (118.8)        (106.3)      (86.4)
       Auto finance/1/...................................      (188.4)        (120.4)        (70.0)         (13.6)          -
       MasterCard/Visa...................................      (880.7)      (1,020.8)     (1,166.2)      (1,106.7)     (771.3)
       Private label.....................................      (605.6)        (598.3)       (544.3)        (436.0)     (269.9)
       Other unsecured...................................    (1,030.6)        (821.6)       (797.9)        (639.8)     (465.7)
     Foreign.............................................      (275.8)        (281.4)       (250.0)        (225.8)     (186.6)
                                                           ----------     ----------    ----------     ----------  ----------
     Total consumer......................................    (3,121.0)      (2,976.6)     (2,947.2)      (2,528.2)   (1,779.9)
     Commercial and other................................       (17.0)         (10.0)         (7.5)         (26.8)      (24.0)
                                                           ----------     ----------    ----------     ----------  ----------
     Total managed receivables charged off...............    (3,138.0)      (2,986.6)     (2,954.7)      (2,555.0)   (1,803.9)
                                                           ----------     ----------    ----------     ----------  ----------
     Recoveries
     Domestic:
       Real estate secured...............................         4.7            7.5           4.4            5.8         2.8
       Auto finance/1/...................................         4.0            2.8           2.1             .6           -
       MasterCard/Visa...................................        49.8           68.4          82.0           94.8        42.5
       Private label.....................................        57.0           77.0          65.0           50.0        28.2
       Other unsecured...................................        79.2           61.2          51.6           50.3        75.5
     Foreign.............................................        69.0           54.1          47.2           52.8        44.4
                                                           ----------     ----------    ----------     ----------  ----------
     Total consumer......................................       263.7          271.0         252.3          254.3       193.4
     Commercial and other................................          .3             .3           2.2            3.3         6.9
                                                           ----------     ----------    ----------     ----------  ----------
     Total recoveries on managed receivables.............       264.0          271.3         254.5          257.6       200.3
     Other, net..........................................       149.2           52.0           9.3           90.8        87.8
                                                           ----------     ----------    ----------     ----------  ----------
     Total Managed Credit Loss Reserves at December 31...  $  3,194.2     $  2,666.6    $  2,548.1     $  2,523.0  $  2,109.0
                                                           ----------     ----------    ----------     ----------  ----------
     Ratio of Managed Credit Loss Reserves to:
     Receivables:
       Consumer..........................................        3.62%          3.68%         3.94%          3.92%       3.38%
       Commercial........................................        7.43           7.70          8.34           9.14       13.44
                                                           ----------     ----------    ----------     ----------  ----------
       Total.............................................        3.65%          3.72%         3.99%          3.99%       3.56%
                                                           ==========     ==========    ==========     ==========  ==========
     Nonperforming Loans:
       Consumer..........................................       107.4%          98.8%        109.0%         113.7%      120.7%
       Commercial........................................        85.4          116.8         139.0          200.7       191.2
                                                           ----------     ----------    ----------     ----------  ----------
       Total.............................................       107.0%         100.1%        109.5%         115.5%      123.7%
                                                           ==========     ==========    ==========     ==========  ==========

/1/ Includes ACC subsequent to our acquisition in October 1997. Prior to the fourth quarter of 1997, auto finance receivables were not significant and were included in other unsecured receivables.

                Household International, Inc. and Subsidiaries

                             Net Interest Margin-
                      2000 Compared to 1999 (Owned Basis)

                          Pg. 48 - 2000 Annual Report

                                                                                                                 Finance and
                                                                                                            Interest Income/
                                                   Average Outstanding/1/           Average Rate            Interest Expense
                                                  ----------------------            ------------       ---------------------
All dollar amounts are stated in
millions.                                           2000          1999              2000    1999          2000        1999
                                                 -------     ----------          --------  -----       ---------   ---------
Receivables:
   Real estate secured...................       $ 30,682.5   $  21,679.1           12.0%    11.6%      $  3,684.3  $  2,513.1
   Auto finance..........................          1,818.9       1,119.8           16.7     18.6            303.6       207.8
   MasterCard/Visa.......................          7,126.5       6,270.8           14.9     12.3          1,064.8       768.3
   Private label.........................          9,981.7       9,486.2           14.3     13.6          1,432.2     1,289.8
   Other unsecured.......................         10,194.7       8,434.9           21.0     20.2          2,140.7     1,705.4
   Commercial and other..................            693.5         809.6            5.0      8.0             34.7        65.1
                                               -----------   -----------         ------     ----       ----------  ----------
Total receivables........................         60,497.8      47,800.4           14.3     13.7          8,660.3     6,549.5
Noninsurance investments.................            973.4         975.0            3.5      3.4             34.0        33.4
                                               -----------   -----------         ------     ----       ----------  ----------
Total interest-earning assets
   (excluding insurance
   investments)..........................       $ 61,471.2   $  48,775.4           14.1%    13.5%      $  8,694.3  $  6,582.9
Insurance investments....................          2,733.6       2,596.9
Other assets.............................          5,507.9       4,938.1
                                               -----------   -----------
Total Assets.............................       $ 69,712.7   $  56,310.4
                                               ===========   ===========
Debt:
   Deposits..............................       $  7,757.5   $   3,037.3            6.2%     5.5%      $    484.0  $    168.4
   Commercial paper......................          9,828.7       8,620.3            6.3      5.2            621.2       451.7
   Bank and other borrowings.............          2,099.7       1,426.7            5.5      5.0            116.5        70.8
   Senior and senior subordinated
     debt with original maturities
     over one year)......................         39,387.9      32,954.1            6.9      6.3          2,707.2     2,085.7
                                               -----------   -----------         ------     ----       ----------  ----------
Total debt...............................       $ 59,073.8   $  46,038.4            6.7%     6.0%      $  3,928.9  $  2,776.6
Other liabilities........................          2,699.8       3,453.3
                                               -----------   -----------
Total liabilities........................         61,773.6      49,491.7
Preferred securities.....................            701.9         539.4
Common shareholders' equity..............          7,237.2       6,279.3
                                               -----------   -----------
Total Liabilities and
   Shareholders' Equity..................       $ 69,712.7   $  56,310.4
                                               ===========   ===========
Net Interest Margin-
   Owned Basis /3/,/5/...................                                           7.8%     7.8%      $  4,765.4  $  3,806.3
                                                                                 ======     ====       ==========  ==========
Interest Spread-Owned Basis/4/...........                                           7.5%     7.5%
                                                                                 ======     ====

                                                      Increase/(Decrease) Due to:
                                             --------------------------------------
All dollar amounts are stated in                         Volume         Rate
millions.                                    Variance  Variance/2/    Variance/2/
                                            ---------  ----------   --------------
Receivables:
   Real estate secured....................    $1,171.2   $  1,043.7  $     12.0
   Auto finance...........................        95.8        129.7       (33.9)
   MasterCard/Visa........................       296.5        104.8       191.7
   Private label..........................       142.4         67.4        75.0
   Other unsecured........................       435.3        355.8        79.5
   Commercial and other...................       (30.4)        (9.3)      (21.1)
                                             ---------   ----------  ----------
Total receivables.........................     2,110.8      1,692.1       303.2
Noninsurance investments..................          .6          (.1)         .7
                                             ---------   ----------  ----------
Total interest-earning assets
   (excluding insurance
   investments)...........................    $2,111.4   $  1,713.5  $    397.9
Insurance investments
Other assets
Total Assets
Debt:
   Deposits...............................    $  315.6   $    261.7  $     53.9
   Commercial paper.......................       169.5         63.3       106.2
   Bank and other borrowings..............        45.7         33.4        12.3
   Senior and senior subordinated
     debt with original maturities
     over one year).......................       621.5        407.2       214.3
                                             ---------   ----------  ----------
Total debt................................    $1,152.3   $    765.6  $    386.7
Other liabilities
Total liabilities
Preferred securities
Common shareholders' equity
Total Liabilities and

   Shareholders' Equity
Net Interest Margin-

   Owned Basis /3/, /5/...................    $  959.1   $    947.9  $     11.2
Interest Spread-Owned Basis/4/............   =========   ==========  ==========





/1/Nonaccrual loans are included in average outstanding balances.
/2/Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance. For total receivables, total interest-earning assets and total debt, the rate and volume variances are calculated based on the relative weighting of the individual components comprising these totals. These totals do not represent an arithmetic sum of the individual components.
/3/Represents net interest margin as a percent of average interest-earning assets.
/4/Represents the difference between the yield earned on interest-earning assets and the cost of the debt used to fund the assets.
/5/The net interest margin analysis includes the following for foreign businesses:

                                                                                                2000       1999         1998
                                                                                             ---------  ---------    ---------
Average interest-earning assets                                                              $ 6,639.1  $ 6,433.3    $ 6,339.5
Average interest-bearing liabilities                                                           5,765.5    5,138.5      5,431.8
Net interest margin                                                                              467.7      494.9        473.8
Net interest margin percentage                                                                     7.0%       7.7%         7.5%
                                                                                            ----------   --------    ---------

                Household International, Inc. and Subsidiaries

                             Net Interest Margin-
                      1999 Compared to 1998 (Owned Basis)

                          Pg. 49 - 2000 Annual Report

                                                                                                                       Finance and
                                                                                                                  Interest Income/
                                                            Average Outstanding/1/      Average Rate              Interest Expense
                                                   ----------------------------        -------------      ------------------------
All dollar amounts are stated in millions.                  1999           1998        1999     1998           1999           1998
                                                   -------------   ------------        ----     ----      ---------   ------------
Receivables:
   Real estate secured........................     $    21,679.1   $   16,233.4        11.6%    11.8%     $ 2,513.1   $    1,909.8
   Auto finance...............................           1,119.8          702.8        18.6     19.6          207.8          137.5
   MasterCard/Visa............................           6,270.8        7,473.4        12.3     10.7          768.3          796.4
   Private label..............................           9,486.2        8,783.3        13.6     14.0        1,289.8        1,226.0
   Other unsecured............................           8,434.9        7,411.3        20.2     19.9        1,705.4        1,476.5
   Commercial and other.......................             809.6        1,101.0         8.0      5.3           65.1           58.0
                                                   -------------    -----------        ----     ----      ---------   ------------
Total receivables.............................          47,800.4       41,705.2        13.7     13.4        6,549.5        5,604.2
Noninsurance investments......................             975.0        1,106.3         3.4      5.2           33.4           57.1
                                                   -------------    -----------        ----     ----      ---------   ------------
Total interest-earning assets
   (excluding insurance
   investments)...............................     $    48,775.4   $   42,811.5        13.5%    13.2%     $ 6,582.9   $    5,661.3
Insurance investments.........................           2,596.9        2,459.1
Other assets..................................           4,938.1        5,203.1
                                                   -------------   ------------
Total Assets..................................     $    56,310.4   $   50,473.7
                                                   =============   ============
Debt:
   Deposits...................................     $     3,037.3   $    2,695.9         5.5%     5.7%     $   168.4   $      152.7
   Commercial paper...........................           8,620.3        9,495.6         5.2      5.5          451.7          525.0
   Bank and other borrowings..................           1,426.7        2,640.8         5.0      5.6           70.8          147.1
   Senior and senior subordinated
     debt with original maturities
     over one year)...........................          32,954.1       26,365.4         6.3      6.4        2,085.7        1,692.2
                                                   -------------   ------------        ----     ----      ---------   ------------
Total debt....................................     $    46,038.4   $   41,197.7         6.0%     6.1%     $ 2,776.6   $    2,517.0
Other liabilities.............................           3,453.3        2,426.8
                                                   -------------   ------------
Total liabilities.............................          49,491.7       43,624.5
Preferred securities..........................             539.4          577.1
Common shareholders' equity...................           6,279.3        6,272.1
                                                   -------------   ------------
Total Liabilities and
     Shareholders' Equity.....................     $    56,310.4   $   50,473.7
                                                   =============   ============
Net Interest Margin-
   Owned Basis/3,5/...........................                                          7.8%     7.3%     $ 3,806.3   $    3,144.3
                                                                                        ===      ===      =========   ============
Interest Spread-Owned Basis/4/................                                          7.5%     7.1%
                                                                                        ===      ===

                                                          Increase/(Decrease) Due to:
                                                    --------------------------------------
                                                                    Volume          Rate
All dollar amounts are stated in millions.           Variance     Variance/2/   Variance/2/
                                                    ---------     ----------    ----------
Receivables:
   Real estate secured.......................       $   603.3     $  631.7      $  (28.4)
   Auto finance..............................            70.3         77.7          (7.4)
   MasterCard/Visa...........................           (28.1)      (138.1)        110.0
   Private label.............................            63.8         96.2         (32.7)
   Other unsecured...........................           228.9        210.2          19.6
   Commercial and other......................             7.1        (20.2)         27.3
                                                    ---------     --------      --------
Total receivables............................           945.3        841.8         104.2
Noninsurance investments.....................           (23.7)       (15.6)         (8.1)
                                                    ---------     --------      --------
Total interest-earning assets
   (excluding insurance
   investments)..............................       $   921.6     $  802.8      $  118.8
Insurance investments
Other assets.................................

Total Assets.................................

Debt:
   Deposits..................................       $   15.7      $   20.0      $   (4.3)
   Commercial paper..........................          (73.3)        (44.6)        (28.7)
   Bank and other borrowings.................          (76.3)        (62.4)        (13.9)
   Senior and senior subordinated
     debt with original maturities
     over one year)..........................          393.5         417.3         (23.8)
                                                    --------      --------      --------
Total debt...................................       $  259.6      $  292.3      $  (32.7)
Other liabilities............................

Total liabilities............................
Preferred securities.........................
Common shareholders' equity..................

Total Liabilities and
     Shareholders' Equity....................

Net Interest Margin-
   Owned Basis/3,5/..........................       $  662.0      $  510.5      $  151.5
                                                    ========      ========      ========
Interest Spread-Owned Basis/4/...............

                Household International, Inc. and Subsidiaries

                    Net Interest Margin - 2000 Compared to
                         1999 and 1998 (Managed Basis)

                          Pg. 50 - 2000 Annual Report

Net Interest Margin on a Managed Basis As receivables are securitized rather than held in our portfolio, net interest income is reclassified to securitization revenue. We retain a substantial portfolio of the profit inherent in the receivables while increasing liquidity. The comparability of net interest margin between periods may be impacted by the level and type of receivables securitized.

                                                                                                             Finance and Interest
                                                Average Outstanding/1/           Average Rate             Income/Interest Expense
                                   ----------------------------------   ---------------------   ---------------------------------
All dollar amounts are stated in
millions.                                2000        1999        1998    2000     1999   1998        2000        1999        1998
                                   ----------  ----------  ----------    ----     ----   ----   ---------   ---------   ---------
Receivables:
   Real estate secured...........  $ 32,530.2  $ 24,574.5  $ 20,951.0    12.0%    11.6%  12.0%  $ 3,906.5   $ 2,847.5   $ 2,524.2
   Auto finance..................     3,842.3     2,370.4     1,260.2    18.3     19.0   20.1       702.5       449.6       252.8
   MasterCard/Visa...............    16,111.2    15,295.7    18,742.2    14.8     13.2   12.9     2,392.0     2,025.7     2,426.3
   Private label.................    11,194.2    10,255.9     9,710.4    14.4     13.6   14.1     1,613.5     1,398.7     1,370.0
   Other unsecured...............    14,760.8    13,008.6    11,912.3    20.5     19.6   19.2     3,019.5     2,555.8     2,287.0
   Commercial and other..........       693.5       809.6     1,101.0     5.0      8.0    5.3        34.7        65.0        58.0
                                   ----------  ----------  ----------    ----     ----   ----   ---------   ---------   ---------
Total receivables................    79,132.2    66,314.7    63,677.1    14.7     14.1   14.0    11,668.7     9,342.3     8,918.3
Noninsurance investments.........       973.4       975.0     1,106.3     3.5      3.4    5.2        34.0        33.4        57.1
                                   ----------  ----------  ----------    ----     ----   ----   ---------   ---------   ---------
Total interest-earning assets
   (excluding insurance
   investments)..................  $ 80,105.6  $ 67,289.7  $ 64,783.4    14.6%    13.9%  13.9%  $11,702.7   $ 9,375.7   $ 8,975.4
                                   ==========  ==========  ==========    ====     ====   ====   =========   =========   =========
Total debt.......................  $ 71,274.4  $ 64,552.7  $ 62,882.3     7.3%     5.9%   6.2%  $ 5,212.7   $ 3,836.5   $ 3,881.3
                                   ==========  ==========  ==========    ====     ====   ====   =========   =========   =========
Net Interest Margin-Managed Basis/3/..................................    8.1%     8.2%   7.9%  $ 6,490.0   $ 5,539.2   $ 5,094.1
                                                                         ====     ====   ====   =========   =========   =========
Interest Spread-Managed Basis/4/......................................    7.3%     8.0%   7.7%
                                                                         ====     ====   ====
                                                                                                     Increase/(Decrease) Due to:
                                                 -------------------------------------------------------------------------------
                                                                 2000 Compared to 1999                     1999 Compared to 1998
                                                 -------------------------------------      ------------------------------------
                                                                Volume         Rate                      Volume          Rate
All dollar amounts are stated in millions.        Variance    Variance/2/  Variance/2/      Variance   Variance/2/   Variance/2/
                                                 ---------    ----------   ----------       --------   ----------    ----------
Receivables:
     Real estate secured......................   $ 1,059.0    $  955.4     $  103.6         $  323.3   $  419.9      $  (96.6)
     Auto finance.............................       252.9       269.1        (16.2)           196.8      210.6         (13.8)
     MasterCard/Visa..........................       366.3       121.1        245.2           (400.6)    (456.4)         55.8
     Private label............................       214.8       135.3         79.5             28.7       74.4         (45.7)
     Other unsecured..........................       463.7       358.4        105.3            268.8      215.4          53.4
     Commercial and other.....................       (30.3)       (8.4)       (21.9)             7.0      (27.2)         34.2
                                                 ---------    --------     --------         --------   --------      --------
Total receivables.............................     2,326.4     1,873.6        452.8            424.0      371.3          52.7
Noninsurance investments......................          .6         (.1)          .7            (23.7)      (4.5)        (19.2)
                                                 ---------    --------     --------         --------   --------      --------
Total interest-earning assets
     (excluding insurance investments)........   $ 2,327.0    $1,872.3     $  454.7         $  400.3   $  349.2      $   51.1
                                                 =========    ========     ========         ========   ========      ========
Total debt....................................   $ 1,376.2    $  834.0     $  542.2         $  (44.8)  $   42.9      $ (187.7)
                                                 ---------    --------     --------         --------   --------      --------
Net Interest Margin-Managed Basis/3/..........   $   950.8    $1,038.3     $  (87.5)        $  445.1   $  206.3      $  238.8
                                                 =========    ========     ========         ========   ========      ========

/1/  Nonaccrual loans are included in average outstanding balances.

/2/ Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the total interest variance. For total receivables, total interest-earning assets and total debt, the rate and volume variances are calculated based on the relative weighting of the individual components comprising these totals. These totals do not represent an arithmetic sum of the individual components.

/3/ Represents net interest margin as a percent of average interest-earning assets.

/4/ Represents the difference between the yield earned on interest-earning assets and cost of the debt used to fund the assets.

                Household International, Inc. and Subsidiaries

                       Selected Quarterly Financial Data
                                  (Unaudited)

                          Pg. 51 - 2000 Annual Report

                                                                   2000-Three Months Ended               1999-Three Months Ended
                                                     -------------------------------------------- ----------------------------------
All dollar amounts except per share data are             Dec.     Sept.      June      March      Dec.      Sept.     June    March
  stated in millions.                                --------     -----      ----      -----      ----      -----     ----    ------
Finance income.....................................  $2,408.0  $2,262.1  $2,074.2   $1,916.0  $1,773.2  $1,694.7  $1,583.0 $1,498.6
Other interest income..............................       7.6       8.3       9.2        8.9       8.1       8.0       7.4      9.9
Interest expense...................................   1,117.0   1,057.2     933.0      821.7     762.8     703.7     661.2    648.9
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Net interest margin................................   1,298.6   1,213.2   1,150.4    1,103.2   1,018.5     999.0     929.2    859.6
Provision for credit losses on
  owned receivables................................     574.8     524.4     495.6      522.1     453.2     438.1     407.3    417.8
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Net interest margin after provision
for credit losses..................................     723.8     688.8     654.8      581.1     565.3     560.9     521.9    441.8
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Securitization revenue.............................     394.7     379.9     355.6      346.4     398.2     357.9     312.5    324.9
Insurance revenue..................................     147.7     146.7     131.8      135.0     129.2     130.6     132.6    142.2
Investment income..................................      47.0      43.9      42.5       40.8      40.8      45.0      41.8     41.2
Fee income.........................................     234.4     216.2     195.9      179.3     174.3     155.7     135.8    129.7
Other income.......................................      33.5      30.1      31.9      133.3      43.8      32.4      38.4    109.2
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Total other revenues...............................     857.3     816.8     757.7      834.8     786.3     721.6     661.1    747.2
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Salaries and fringe benefits.......................     355.5     333.0     321.5      302.1     270.2     262.6     262.0    253.9
Sales incentives...................................      50.3      53.1      57.4       42.8      37.0      42.1      36.6     30.2
Occupancy and equipment expense....................      77.1      78.4      75.6       75.5      70.9      66.6      66.6     66.8
Other marketing expenses...........................     104.3     108.2     125.3      133.1     106.0      91.5      84.0     88.5
Other servicing and
  administrative expenses..........................     122.8     136.0     144.1      186.8     114.5     128.5     142.3    162.6
Amortization of acquired intangibles
  and goodwill.....................................      38.9      39.0      38.9       43.2      36.1      35.5      36.0     36.3
Policyholders' benefits............................      63.4      67.1      64.3       66.9      59.1      61.0      69.4     68.6
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Total costs and expenses...........................     812.3     814.8     827.1      850.4     693.8     687.8     696.9    706.9
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Income before income taxes.........................     768.8     690.8     585.4      565.5     657.8     594.7     486.1    482.1
Income taxes.......................................     276.1     239.6     201.5      192.6     219.0     194.8     159.2    161.3
                                                     --------  --------  --------   --------  --------   -------  -------- --------
Net income.........................................  $  492.7  $  451.2  $  383.9   $  372.9  $  438.8   $ 399.9  $  326.9 $  320.8
                                                     ========  ========  ========   ========  ========   =======  ======== ========
Basic earnings per common share....................  $   1.05  $    .95  $    .80   $    .79  $    .93   $   .84  $    .67 $    .66
Diluted earnings per common share..................      1.03       .94       .80        .78       .92       .83       .67      .65
Dividends declared.................................       .19       .19       .19        .17       .17       .17       .17      .17
Weighted average common and common
  equivalent shares outstanding....................     476.1     477.6     477.0      474.0     472.7     480.2     484.3    490.1
                                                     --------  --------  --------   --------  --------   -------  -------- --------

                Household International, Inc. and Subsidiaries

                       Consolidated Statements of Income

                          Pg. 52 - 2000 Annual Report

In millions, except per share data.
Year ended December 31                                                                     2000         1999             1998
                                                                                     ----------   ----------       ----------
Finance income.....................................................................  $  8,660.3   $  6,549.5       $  5,604.2
Other interest income..............................................................        34.0         33.4             57.1
Interest expense...................................................................     3,928.9      2,776.6          2,517.0
                                                                                     ----------   ----------       ----------
Net interest margin................................................................     4,765.4      3,806.3          3,144.3
Provision for credit losses on owned receivables...................................     2,116.9      1,716.4          1,516.8
                                                                                     ----------   ----------       ----------
Net interest margin after provision for credit losses..............................     2,648.5      2,089.9          1,627.5
                                                                                     ----------   ----------       ----------
Securitization revenue.............................................................     1,476.6      1,393.5          1,548.9
Insurance revenue..................................................................       561.2        534.6            492.8
Investment income..................................................................       174.2        168.8            161.2
Fee income.........................................................................       825.8        595.5            599.7
Other income.......................................................................       228.8        223.8            243.7
Gain on sale of Beneficial Canada..................................................           -            -            189.4
                                                                                     ----------   ----------       ----------
Total other revenues...............................................................     3,266.6      2,916.2          3,235.7
                                                                                     ----------   ----------       ----------
Salaries and fringe benefits.......................................................     1,312.1      1,048.7          1,021.3
Sales incentives...................................................................       203.6        145.9            106.2
Occupancy and equipment expense....................................................       306.6        270.9            316.1
Other marketing expenses...........................................................       470.9        370.0            403.2
Other servicing and administrative expenses........................................       589.7        547.9            654.9
Amortization of acquired intangibles and goodwill..................................       160.0        143.9            170.6
Policyholders' benefits............................................................       261.7        258.1            238.2
Merger and integration related costs...............................................           -            -          1,000.0
                                                                                     ----------   ----------       ----------
Total costs and expenses...........................................................     3,304.6      2,785.4          3,910.5
                                                                                     ----------   ----------       ----------
Income before income taxes.........................................................     2,610.5      2,220.7            952.7
Income taxes.......................................................................       909.8        734.3            428.6
                                                                                     ----------   ----------       ----------
Net income.........................................................................  $  1,700.7   $  1,486.4       $    524.1
                                                                                     ==========   ==========       ==========
Earnings Per Common Share
Net income.........................................................................  $  1,700.7   $  1,486.4       $    524.1
Preferred dividends................................................................        (9.2)        (9.2)           (15.0)
                                                                                     ----------   ----------       ----------
Earnings available to common shareholders..........................................  $  1,691.5   $  1,477.2       $    509.1
                                                                                     ==========   ==========       ==========
Average common shares..............................................................       471.8        477.0            487.2
Average common and common equivalent shares........................................       476.2        481.8            496.4
Basic earnings per common share....................................................  $     3.59   $     3.10       $     1.04
Diluted earnings per common share..................................................  $     3.55   $     3.07       $     1.03
                                                                                     ----------   ----------       ----------

The accompanying notes are an integral part of these consolidated financial statements.

                Household International, Inc. and Subsidiaries

                          Consolidated Balance Sheets

                          Pg. 53 - 2000 Annual Report

In millions, except share data.
At December 31                                                                                     2000              1999
                                                                                           ------------       -----------
Assets
Cash...................................................................................    $      490.2       $     270.6
Investment securities..................................................................         3,259.0           3,128.1
Receivables, net.......................................................................        67,161.7          52,158.4
Acquired intangibles and goodwill, net.................................................         1,705.7           1,590.4
Properties and equipment, net..........................................................           517.6             476.4
Real estate owned......................................................................           337.1             271.5
Other assets...........................................................................         3,235.0           2,854.0
                                                                                           ------------       -----------
Total assets...........................................................................    $   76,706.3       $  60,749.4
                                                                                           ============       ===========
Liabilities and Shareholders' Equity
Debt:
   Deposits............................................................................    $    8,676.9       $   4,980.0
   Commercial paper, bank and other borrowings.........................................        10,787.9          10,777.8
   Senior and senior subordinated debt (with original
     maturities over one year).........................................................        45,053.0          34,887.3
                                                                                           ------------       -----------
Total debt.............................................................................        64,517.8          50,645.1
Insurance policy and claim reserves....................................................         1,106.6           1,308.9
Other liabilities......................................................................         2,291.3           1,805.1
                                                                                           ------------       -----------
Total liabilities......................................................................        67,915.7          53,759.1
Company obligated mandatorily redeemable preferred
   securities of subsidiary trusts*....................................................           675.0             375.0
Preferred stock........................................................................           164.4             164.4
Common shareholders' equity:
   Common stock, $1.00 par value, 750,000,000 shares authorized;
     551,100,165 and 550,431,057 shares issued at December 31,
     2000 and 1999, respectively.......................................................           551.1             550.4
   Additional paid-in capital..........................................................         1,926.0           1,780.8
   Retained earnings...................................................................         7,680.5           6,338.7
   Accumulated other comprehensive income..............................................          (214.7)           (256.9)
   Less common stock in treasury, 80,080,506 and 82,519,612
     shares at December 31, 2000 and 1999, respectively, at cost.......................        (1,991.7)         (1,962.1)
                                                                                           ------------       -----------
Total common shareholders' equity......................................................         7,951.2           6,450.9
                                                                                           ------------       -----------
Total liabilities and shareholders' equity.............................................    $   76,706.3       $  60,749.4
                                                                                           ============       ===========

*The sole assets of the four trusts are Junior Subordinated Deferrable Interest Notes issued by Household International, Inc. in June 2000, March 1998, June 1996 and June 1995, bearing interest at 10.00, 7.25, 8.70 and 8.25 percent, respectively, with principal balances of $309.3, $206.2, $103.1 and $77.3 million, respectively, and due June 30, 2030, December 31, 2037, June 30, 2036 and June 30, 2025, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

                Household International, Inc. and Subsidiaries

                     Consolidated Statements of Cash Flows

                          Pg. 54 - 2000 Annual Report

In millions.
Year ended December 31                                                                       2000           1999         1998
                                                                                      -----------    -----------     --------
Cash Provided by Operations
Net income.........................................................................   $   1,700.7    $   1,486.4    $   524.1
Adjustments to reconcile net income to net cash provided by operations:
   Provision for credit losses on owned receivables................................       2,116.9        1,716.4      1,516.8
   Non-cash merger and integration related costs...................................             -              -        291.0
   Insurance policy and claim reserves.............................................          36.6           76.1         64.2
   Depreciation and amortization...................................................         301.7          292.1        308.1
   Net realized gains from sales of assets.........................................             -              -       (183.4)
   Deferred income tax provision...................................................          87.0           33.1        253.0
   Other, net......................................................................         (55.3)        (350.1)      (435.7)
                                                                                        ---------      ---------    ---------
Cash provided by operations........................................................       4,187.6        3,254.0      2,338.1
                                                                                        ---------      ---------    ---------
Investments in Operations
Investment securities:
   Purchased.......................................................................        (804.4)      (1,431.7)    (1,526.1)
   Matured.........................................................................         451.5          792.5        510.4
   Sold............................................................................         238.4          732.5        858.3
Short-term investment securities, net change.......................................         (47.8)        (111.1)      (205.1)
Receivables:
   Originations, net...............................................................     (39,930.6)     (32,888.1)   (28,648.5)
   Purchases and related premiums..................................................      (4,162.8)      (2,571.6)    (2,949.6)
   Sold............................................................................      26,919.2       25,249.8     24,352.6
Acquisition of business operations.................................................         (87.1)         (43.4)           -
Properties and equipment purchased.................................................        (173.8)        (139.8)      (135.1)
Properties and equipment sold......................................................          16.3           29.1         43.7
                                                                                        ---------      ---------    ---------
Cash decrease from investments in operations.......................................     (17,581.1)     (10,381.8)    (7,699.4)
                                                                                        ---------      ---------    ---------
Financing and Capital Transactions
Short-term debt and demand deposits, net change....................................         182.0          839.1     (1,127.6)
Time certificates, net change......................................................       3,219.7        2,961.6        380.3
Senior and senior subordinated debt issued.........................................      21,608.3       11,281.3     13,285.5
Senior and senior subordinated debt retired........................................     (11,152.0)      (6,870.6)    (5,455.8)
Prepayment of debt.................................................................             -              -     (1,140.8)
Policyholders' benefits paid.......................................................        (117.6)        (126.9)      (130.9)
Cash received from policyholders...................................................          60.2           63.0        109.5
Shareholders' dividends............................................................        (358.9)        (332.1)      (256.5)
Shareholders' dividends-pooled affiliate...........................................             -              -        (61.8)
Issuance of company obligated mandatorily redeemable
   preferred securities of subsidiary trusts.......................................         300.0              -        200.0
Redemption of preferred stock......................................................             -              -       (100.1)
Purchase of treasury stock.........................................................        (209.3)        (915.9)      (412.0)
Treasury stock activity-pooled affiliate...........................................             -              -        (11.4)
Issuance of common stock...........................................................          64.4           45.0           .8
                                                                                        ---------      ---------    ---------
Cash increase from financing and capital transactions..............................      13,596.8        6,944.5      5,279.2
                                                                                        ---------      ---------    ---------
Effect of exchange rate changes on cash............................................          16.3           (3.5)         5.2
                                                                                        ---------      ---------    ---------
Increase (decrease) in cash........................................................         219.6         (186.8)       (76.9)
Cash at January 1..................................................................         270.6          457.4        534.3
                                                                                        ---------      ---------    ---------
Cash at December 31................................................................   $     490.2    $     270.6    $   457.4
                                                                                        =========      =========    =========
Supplemental Cash Flow Information:
Interest paid......................................................................   $   3,920.6    $   2,757.6    $ 2,431.6
Income taxes paid..................................................................         689.9          337.6        311.0
                                                                                        ---------      ---------    ---------
Supplemental Non-Cash Investing and Financing Activities:
Common stock issued for acquisition................................................   $     209.4    $      15.0    $       -
                                                                                        =========      =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                Household International, Inc. and Subsidiaries

               Consolidated Statements of Changes in Preferred
                     Stock and Common Shareholders' Equity
                          Pg. 55 - 2000 Annual Report


                                                                                                       Common Shareholders' Equity
                                                          ------------------------------------------------------------------------
                                                                                             Accumulated                     Total
                                                                    Additional                     Other      Common        Common
All amounts except per share data are          Preferred    Common     Paid-in     Retained Comprehensive   Stock in Shareholders'
stated in millions.                                Stock     Stock     Capital     Earnings     Income/1/   Treasury        Equity
                                               ---------  --------  ----------  ----------- -------------  ---------  ------------
Balance at December 31, 1997................   $   264.5  $  536.9  $  1,423.5  $   4,978.6 $      (167.7) $  (597.3) $    6,174.0
Net income..................................                                          524.1                                  524.1
Other comprehensive income, net of tax:
 Foreign currency translation adjustments...                                                          9.0                      9.0
 Unrealized gain on investments, net of
  reclassification adjustment...............                                                         13.6                     13.6
                                                                                                                      ------------
Total comprehensive income..................                                                                                 546.7
Cash dividends:
 Preferred at stated rates..................                                          (15.0)                                 (15.0)
 Common, $.60 per share.....................                                         (241.5)                                (241.5)
 Pooled affiliate/2/........................                                          (61.8)                                 (61.8)
Exercise of stock options...................                   7.4       220.3                                  13.9         241.6
Issuance of common stock....................                    .2        19.7                                 (19.1)           .8
Purchase of treasury stock..................                   (.4)      (11.0)                               (412.0)       (423.4)
Redemption of preferred stock...............      (100.1)
                                               ---------  --------  ----------  ----------- -------------  ---------  ------------
Balance at December 31, 1998................       164.4     544.1     1,652.5      5,184.4        (145.1)  (1,014.5)      6,221.4
Net income..................................                                        1,486.4                                1,486.4
Other comprehensive income, net of tax:
 Foreign currency translation adjustments...                                                        (18.1)                   (18.1)
 Unrealized loss on investments, net of
  reclassification adjustment...............                                                        (93.7)                   (93.7)
                                                                                                                      ------------
Total comprehensive income..................                                                                               1,374.6
Cash dividends:
 Preferred at stated rates..................                                           (9.2)                                  (9.2)
 Common, $.68 per share.....................                                         (322.9)                                (322.9)
Exercise of stock options...................                   6.1       103.0                                 (51.2)         57.9
Issuance of common stock....................                    .2        25.3                                  19.5          45.0
Purchase of treasury stock..................                                                                  (915.9)       (915.9)
                                               ---------  --------  ----------  ----------- -------------  ---------  ------------
Balance at December 31, 1999................       164.4     550.4     1,780.8      6,338.7        (256.9)  (1,962.1)      6,450.9
Net income..................................                                        1,700.7                                1,700.7
Other comprehensive income, net of tax:
 Foreign currency translation adjustments...                                                        (52.9)                   (52.9)
 Unrealized gain on investments, net of
  reclassification adjustment...............                                                         95.1                     95.1
                                                                                                                      ------------
Total comprehensive income..................                                                                               1,742.9
Cash dividends:
 Preferred at stated rates..................                                           (9.2)                                  (9.2)
 Common, $.74 per share.....................                                         (349.7)                                (349.7)
Exercise of stock options...................                    .5        20.7                                  30.6          51.8
Issuance of common stock....................                    .2       124.5                                 149.1         273.8
Purchase of treasury stock..................                                                                  (209.3)       (209.3)
                                               ---------  --------  ----------  ----------- -------------  ---------  ------------
Balance at December 31, 2000................   $   164.4  $  551.1  $  1,926.0  $   7,680.5 $      (214.7) $(1,991.7) $    7,951.2
                                               =========  ========  ==========  =========== =============  =========  ============

/1/ Accumulated other comprehensive includes the following:

In millions.
At December 31                                                                         2000          1999       1998          1997
                                                                                -----------  ------------  ---------  ------------
Unrealized gains (losses) on investments:
   Gross unrealized gains (losses).....................................         $      41.6  $     (109.8) $    34.0  $       13.1
   Income tax expense (benefit)........................................                17.8         (38.5)      11.6           4.3
                                                                                -----------  ------------  ---------  ------------
   Net unrealized gains (losses).......................................                23.8         (71.3)      22.4           8.8
Cumulative adjustments for foreign currency translation
adjustments............................................................              (238.5)       (185.6)    (167.5)       (176.5)
                                                                                -----------  ------------  ---------  ------------
Total..................................................................         $    (214.7) $     (256.9) $  (145.1) $     (167.7)
                                                                                ===========  ============  =========  ============

/2/  Represents historical common stock dividends of Beneficial Corporation.

     The accompanying notes are an integral part of these consolidated financial statements.

                Household International, Inc. and Subsidiaries

                Consolidated Statements of Changes in Preferred
               Stock and Common Shareholders' Equity (continued)

                          Pg. 56 - 2000 Annual Report

                                                                                                                Common Stock
                                                                             -----------------------------------------------
Shares Outstanding                                       Preferred Stock          Issued      In Treasury    Net Outstanding
                                                         ---------------     -----------     -----------     ---------------
Balance at December 31, 1997........................           1,498,279     536,870,946     (51,519,429)       485,351,517
Exercise of common stock options....................                           7,432,207       1,136,446          8,568,653
Issuance of common stock............................                             244,821         (99,448)           145,373
Purchase of treasury stock..........................                                         (10,504,000)       (10,504,000)
Purchase of stock-pooled affiliate..................                            (423,804)                          (423,804)
Redemption of preferred stock.......................            (100,000)                                                 -
                                                         ---------------     -----------     -----------     --------------
Balance at December 31, 1998........................           1,398,279     544,124,170     (60,986,431)       483,137,739
Exercise of common stock options....................                           6,083,549        (791,681)         5,291,868
Issuance of common stock............................                             223,338       1,055,566          1,278,904
Purchase of treasury stock..........................                                         (21,797,066)       (21,797,066)
                                                         ---------------     -----------     -----------     --------------
Balance at December 31, 1999........................           1,398,279     550,431,057     (82,519,612)       467,911,445
Exercise of common stock options....................                             516,823       1,531,458          2,048,281
Issuance of common stock............................                             152,285       6,321,263          6,473,548
Purchase of treasury stock..........................                                          (5,413,615)        (5,413,615)
                                                         ---------------     -----------     -----------     --------------
Balance at December 31, 2000........................           1,398,279     551,100,165     (80,080,506)       471,019,659
                                                         ===============     ===========     ===========     ==============




                              Comprehensive Income

The following discloses the related tax effects allocated to each component of other comprehensive income (expense) and reclassification adjustments:

                                                                                                         Tax
In millions.                                                                                        (Expense)
At December 31                                                                      Before-Tax       Benefit      Net-of-Tax
                                                                                    ----------       -------      ----------
1998
Unrealized gains on investments:
   Unrealized holding gains arising during the period...........................     $    26.9      $   (9.4)     $    17.5
   Less: Reclassification adjustment for gains realized in net income...........          (6.0)          2.1           (3.9)
                                                                                     ---------      --------      ---------
   Net unrealized gains on investments..........................................          20.9          (7.3)          13.6
Foreign currency translation adjustments........................................           9.3           (.3)           9.0
                                                                                     ---------      --------      ---------
Other comprehensive income......................................................     $    30.2      $   (7.6)     $    22.6
                                                                                     =========      ========      =========
1999
Unrealized losses on investments:
   Unrealized holding losses arising during the period..........................     $  (134.4)     $   46.8      $   (87.6)
   Less: Reclassification adjustment for gains realized in net income...........          (9.4)          3.3           (6.1)
                                                                                     ---------      --------      ---------
   Net unrealized losses on investments.........................................        (143.8)         50.1          (93.7)
Foreign currency translation adjustments........................................         (20.9)          2.8          (18.1)
                                                                                     ---------      --------      ---------
Other comprehensive expense.....................................................     $  (164.7)     $   52.9      $  (111.8)
                                                                                     =========      ========      =========

2000
Unrealized gains on investments:
   Unrealized holding gains arising during the period...........................     $   152.2      $  (56.6)     $    95.6
   Less: Reclassification adjustment for gains realized in net income...........           (.8)           .3            (.5)
                                                                                     ---------      --------      ---------
   Net unrealized gains on investments..........................................         151.4         (56.3)          95.1
Foreign currency translation adjustments........................................         (47.2)         (5.7)         (52.9)
                                                                                     ---------      --------      ---------
Other comprehensive income......................................................     $   104.2      $  (62.0)     $    42.2
                                                                                     =========      ========      =========

The accompanying notes are an integral part of these consolidated financial statements.

                Household International, Inc. and Subsidiaries

                  Notes to Consolidated Financial Statements

                          Pg. 57 - 2000 Annual Report


Household International, Inc. and subsidiaries ("Household") is a leading provider of consumer lending products to middle-market consumers in the United States, United Kingdom and Canada with $87.6 billion of managed receivables at December 31, 2000. Household may also be referred to in these notes to the consolidated financial statements as "we," "us" or "our." Our lending products include real estate secured loans, auto finance loans, MasterCard* and Visa* credit cards, private label credit cards and other types of unsecured loans. We also offer tax refund anticipation loans in the United States and credit and specialty insurance in the United States, the United Kingdom and Canada. We have three reportable segments: Consumer, Credit Card Services, and International. Our Consumer segment includes our consumer lending, retail services, and auto finance businesses. Our consumer lending business includes our branch-based operations and our mortgage services business, which includes our correspondent business. Our Credit Card Services segment includes our domestic MasterCard and Visa credit card business. Our International segment includes our foreign operations in the United Kingdom ("U.K.") and Canada.


                  1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


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

Investment Securities We maintain investment portfolios (comprised primarily of debt securities) in both our non-insurance and insurance operations. Our entire investment securities portfolio was classified as available-for-sale at December 31, 2000 and 1999. Available-for-sale investments are intended to be invested for an indefinite period but may be sold in response to events we expect to occur in the foreseeable future. These investments are carried at fair value. Unrealized holding gains and losses on available-for-sale investments are recorded as adjustments to common shareholders' equity in accumulated other comprehensive income, net of income taxes. Any decline in the fair value of investments which is deemed to be other than temporary is charged against current earnings.

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

Receivables Receivables are carried at amortized cost. Finance income is recognized using the effective yield method. Premiums and discounts on purchased receivables are recognized as adjustments of the yield of the related receivables. Origination fees are deferred and amortized to finance income over the estimated life of the related receivables, except to the extent they offset directly related lending costs. MasterCard and Visa annual fees are netted with direct lending costs, deferred, and amortized on a straight-line basis over one year. Net deferred annual fees related to these receivables totaled $63.4 million at December 31, 2000 and $29.3 million at December 31, 1999.

   Insurance reserves applicable to credit risks on consumer receivables are treated as a reduction of receivables in the balance sheets, since payments on such policies generally are used to reduce outstanding receivables.

Provision and Credit Loss Reserves Provision for credit losses on owned receivables is made in an amount sufficient to maintain credit loss reserves at a level considered adequate to cover probable losses of principal, interest and fees in the existing owned portfolio. Probable losses are estimated for consumer receivables based on contractual delinquency status and historical loss experience. For commercial loans, probable losses are calculated using estimates of amounts and timing of future cash flows expected to be received on loans. In addition, loss reserves on consumer and commercial receivables are maintained to reflect our judgment of portfolio risk factors. Loss reserve estimates are reviewed periodically and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside our control, such as consumer payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

*MasterCard is a registered trademark of MasterCard International, Incorporated and Visa is a registered trademark of VISA USA, Inc.

                Household International, Inc. and Subsidiaries

                          Pg. 58 - 2000 Annual Report

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

Receivables Sold and Serviced with Limited Recourse and Securitization Revenue Certain real estate secured, auto finance, MasterCard and Visa, private label and other unsecured receivables have been securitized and sold to investors with limited recourse. We have retained the servicing rights to these receivables. Upon sale, the receivables are removed from the balance sheet and a gain on sale is recognized for the difference between the carrying value of the receivables and the adjusted sales proceeds. The adjusted sales proceeds are based on a present value estimate of future cash flows to be received over the lives of the sold receivables. Future cash flows are based on estimates of prepayments, the impact of interest rate movements on yields of receivables and securities issued, delinquency of receivables sold, servicing fees, operating expenses and other factors. The resulting gain is also adjusted by a reserve for estimated probable losses under the recourse provisions. Gains on sale, recourse provisions and servicing cash flows on receivables sold are reported in the accompanying consolidated statements of income as securitization revenue.

   In connection with these transactions we record an interest only strip receivable, representing our contractual right to receive interest and other cash flows from our securitization trusts. Our interest only strip receivables are reported in receivables at fair value as a component of amounts due and deferred from receivable sales along with our estimate of probable losses under the recourse provisions. Unrealized gains and losses are recorded as adjustments to common shareholders' equity in accumulated other comprehensive income, net of income taxes. Our interest only strip receivables are reviewed for impairment whenever events indicate that the carrying value may not be recovered.

Properties and Equipment Properties and equipment, which include leasehold improvements, are recorded at cost, net of accumulated depreciation and amortization of $954.8 million at December 31, 2000 and $847.7 million at December 31, 1999. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets for financial reporting purposes. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

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

                Household International, Inc. and Subsidiaries

                          Pg. 59 - 2000 Annual Report

Acquired Intangibles and Goodwill Acquired intangibles consist of acquired credit card relationships which are amortized on a straight-line basis over their estimated useful lives which vary by portfolio and range from 4 to 15 years. Goodwill represents the purchase price over the fair value of identifiable assets acquired less liabilities assumed from business combinations and is amortized on a straight-line basis over periods not exceeding 25 years. We review acquired intangibles and goodwill for impairment utilizing undiscounted cash flows whenever events indicate that the carrying amounts may not be recoverable. We consider significant and long-term changes in industry and economic conditions to be our primary indicator of potential impairment. Impairment charges, when required, are calculated using discounted cash flows.

Treasury Stock We account for repurchases of common stock using the cost method with common stock in treasury classified in the balance sheets as a reduction of common shareholders' equity. Treasury stock reissued is removed at average cost.

Interest Rate Contracts Interest rate swaps are the principal vehicle used to manage interest rate risk; however, we also utilize interest rate futures, options, caps and floors, and forward contracts. We also have entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency. Our interest rate contracts are designated as an effective hedge/synthetic alteration of the specific underlying assets or liabilities (or specific groups of assets or liabilities). The net amount to be paid or received is accrued and included in net interest margin in the statements of income.

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

Stock - Based Compensation We account for stock option and stock purchase plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense is recognized for stock options issued.

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

                Household International, Inc. and Subsidiaries

                          Pg. 60 - 2000 Annual Report

New Accounting Pronouncements In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125." ("FAS No. 140"). FAS No. 140 revises the standards for accounting for securitizations and requires certain disclosures. FAS No. 140 is effective for all transfers of financial assets occurring after March 31, 2001, and for disclosures relating to securitization transactions for fiscal years ending after December 15, 2000. The disclosures required by FAS No. 140 are presented in Note 5, "Asset Securitizations." We will adopt the non-disclosure-related provisions of FAS No. 140 on April 1, 2001 and do not expect the adoption to have a significant effect on our operations.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). FAS No. 133, as amended by FAS Nos. 137 and 138, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. FAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The accounting for qualifying hedges allows a derivative's gains and losses to offset the related results on the hedged item in the income statement. On January 1, 2001, we adopted FAS No. 133 as required. The adoption was accounted for as a cumulative effect of a change in accounting principle. The impact of the adoption was not material to earnings and reduced shareholders' equity by $240 million. The adjustment to shareholders' equity was recorded as a component of accumulated other comprehensive income and was made to recognize at fair value all derivatives that were designated as cash flow hedging instruments.

            2 BUSINESS COMBINATIONS, ACQUISITIONS AND DIVESTITURES

On February 7, 2000, we purchased all of the outstanding capital stock of Renaissance Holdings, Inc. ("Renaissance"), a privately held issuer of secured and unsecured credit cards to non-prime customers, for approximately $300 million of our common stock and cash. The acquisition provided us with an established platform for growing the non-prime credit card business and is expanding our product offerings to customers and prospects in our other businesses. The acquisition was accounted for as a purchase and, accordingly, Renaissance's operations have been included in our results of operations since February 7, 2000.

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

     On June 30, 1998, Household merged with Beneficial Corporation ("Beneficial"), a consumer finance holding company headquartered in Wilmington, Delaware. Each outstanding share of Beneficial common stock was converted into
3.0666 shares of Household common stock, resulting in the issuance of approximately 168.4 million shares of common stock. Each share of Beneficial $5.50 Convertible Preferred Stock (the "Beneficial Convertible Stock") was converted into the number of shares of Household common stock the holder would have been entitled to receive in the merger had the Beneficial Convertible Stock been converted into shares of Beneficial common stock immediately prior to the merger. Additionally, each other share of Beneficial preferred stock outstanding was converted into one share of a newly-created series of Household preferred stock with terms substantially similar to those of existing Beneficial preferred stock. The merger was accounted for as a pooling of interests and, therefore, the consolidated financial statements include the results of operations, financial position, and changes in cash flows of Beneficial for all periods presented.

     As a result of the merger, adjustments were made in 1998 to align accounting policies of the two companies, particularly relating to chargeoffs for the retail services and consumer lending businesses. These adjustments did not have a material impact on our reported results.

     In connection with the Beneficial merger, we established an integration plan to combine the companies. The plan was approved by the appropriate levels of management and identified activities that would not be continued as a result of the merger and the related costs of exiting those activities. Our plan also identified the number of employees who would be involuntarily terminated and established the benefit levels those employees would receive upon termination. These benefit levels were communicated to employees in April 1998. Pursuant to our plan, we accrued pre-tax merger and integration related costs of approximately $1 billion ($751 million after-tax) in 1998 which have been reflected in the statement of income in total costs and expenses.

                Household International, Inc. and Subsidiaries

                          Pg. 61 - 2000 Annual Report


The merger and integration costs were comprised of the following:

In millions.
Employee termination costs............................................................         $   270
                                                                                               -------
Facility closures:
  Lease termination costs:
     Beneficial corporate office......................................................             100
     Branch offices and other operating facilities....................................             142
  Fixed asset writedowns..............................................................              40
  Vendor contract termination penalties...............................................              37
                                                                                               -------
Total facility closure costs..........................................................             319
                                                                                               -------
Asset writedowns to reflect modified business plans:
  Goodwill and other intangibles......................................................             183
  Real estate interests...............................................................              68
                                                                                               -------
Total asset writedowns................................................................             251
                                                                                               -------
Investment banking fees...............................................................              75
Legal and other expenses..............................................................              25
Debt prepayment premiums..............................................................              60
                                                                                               -------
Total merger and integration costs....................................................         $ 1,000
                                                                                               =======

During 1998, we made cash payments of $629 million and non-cash reductions of $291 million against our restructure reserve. The restructure reserve liability was $80 million at December 31, 1998. The merger and integration plan was completed during 1999. The costs incurred to execute the plan were consistent with our originally estimated cost of $1 billion.

   In April 1998, we completed the sale of Beneficial's German consumer banking operations. An after-tax loss of $27.8 million was recorded in the fourth quarter of 1997. This loss was recorded after consideration of a $31.0 million tax benefit.

   In March 1998, we completed the sale of Beneficial's Canadian operations and recorded an after-tax gain of $118.5 million.

                           3  INVESTMENT SECURITIES


In millions.
At December 31
                                                                                                  2000            1999
                                                                                             ---------       ---------
Available-For-Sale Investments
Marketable equity securities.............................................................    $    24.9       $    33.4
Corporate debt securities................................................................      1,873.5         1,692.3
U.S. government and federal agency debt securities.......................................        173.5           236.7
Certificates of deposit..................................................................        319.2           412.2
Money market funds.......................................................................        436.6           300.2
Other....................................................................................        390.3           415.1
                                                                                             ---------       ---------
Subtotal.................................................................................      3,218.0         3,089.9
Accrued investment income................................................................         41.0            38.2
                                                                                             ---------       ---------
Total investment securities..............................................................    $ 3,259.0       $ 3,128.1
                                                                                             =========       =========

Proceeds from the sale of available-for-sale investments totaled approximately $.2, $.8, and $.9 billion in 2000, 1999 and 1998, respectively. Gross gains of $2.2, $12.1 and $9.2 million and gross losses of $1.4, $2.7 and $3.2 million in 2000, 1999 and 1998, respectively, were realized on those sales.

                Household International, Inc. and Subsidiaries

                          Pg. 62 - 2000 Annual Report


The gross unrealized gains (losses) of available-for-sale investment securities were as follows:

                                                                                   2000                                         1999
                                           --------------------------------------------  -------------------------------------------
                                                           Gross       Gross                             Gross       Gross
In millions.                               Amortized  Unrealized  Unrealized       Fair  Amortized  Unrealized  Unrealized      Fair
At December 31                                  Cost       Gains      Losses      Value       Cost       Gains      Losses     Value
                                           ---------  ----------  ----------   --------  ---------  ----------  ----------  --------
Marketable equity securities.............   $   25.8  $        -  $      (.9)  $   24.9  $    32.7  $       .9  $      (.2) $   33.4
Corporate debt securities................    1,948.5        17.4       (92.4)   1,873.5    1,790.4         3.7      (101.8)  1,692.3
U.S. government and federal
   agency debt securities................      173.7         1.6        (1.8)     173.5      248.6         1.0       (12.9)    236.7
Certificates of deposit..................      319.2           -           -      319.2      412.2           -           -     412.2
Money market funds.......................      436.6           -           -      436.6      300.2           -           -     300.2
Other....................................      390.1          .6         (.4)     390.3      415.6          .2         (.7)    415.1
                                            --------  ----------  ----------   --------  ---------  ----------  ----------  --------
Total available-for-sale investments.....   $3,293.9  $     19.6  $    (95.5)  $3,218.0  $ 3,199.7  $      5.8  $   (115.6) $3,089.9
                                            ========  ==========  ==========   ========  =========  ==========  ==========  ========

See Note 13, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of our assets, liabilities and off-balance sheet financial instruments.

Contractual maturities of and yields on investments in debt securities were as follows:

                                                                                                   U.S. Government and Federal
                                                             Corporate Debt Securities                  Agency Debt Securities
                                                    ----------------------------------       ---------------------------------
All dollar amounts are stated in millions.          Amortized          Fair                  Amortized       Fair
At December 31, 2000                                     Cost         Value      Yield/1/         Cost      Value        Yield/1/
                                                    ---------     ---------      -----       ---------    -------        -----
Due within 1 year................................   $   199.0     $   198.0       6.97%      $    47.4    $  47.3         5.99%
After 1 but within 5 years.......................       552.6         551.0       6.91            18.1       18.4         6.58
After 5 but within 10 years......................       340.2         333.0       6.74            36.5       35.6         5.59
After 10 years...................................       856.7         791.5       7.20            71.7       72.2         6.60
                                                    ---------     ---------      -----       ---------    -------        -----
Total............................................   $ 1,948.5     $ 1,873.5       7.01%      $   173.7    $ 173.5         6.22%
                                                    =========     =========      =====       =========    =======        =====

/1/ Computed by dividing annualized interest by the amortized cost of respective investment securities.

                                 4 RECEIVABLES

In millions.
At December 31                                                                                           2000            1999
                                                                                                  -----------    ------------
Owned Receivables
Real estate secured............................................................................   $  35,179.7    $   24,661.9
Auto finance...................................................................................       1,850.6         1,233.5
MasterCard/Visa................................................................................       8,053.6         6,314.4
Private label..................................................................................      10,347.3        10,119.7
Other unsecured................................................................................      11,328.1         9,151.6
Commercial and other...........................................................................         598.6           808.3
                                                                                                  -----------    ------------
Total owned receivables........................................................................      67,357.9        52,289.4
Accrued finance charges........................................................................       1,302.6           879.3
Credit loss reserve for owned receivables......................................................      (2,111.9)       (1,757.0)
Unearned credit insurance premiums and claims reserves.........................................        (725.2)         (569.3)
Amounts due and deferred from receivables sales................................................       2,420.6         2,225.6
Reserve for receivables serviced with limited recourse.........................................      (1,082.3)         (909.6)
                                                                                                  -----------    ------------
Total owned receivables, net...................................................................      67,161.7        52,158.4
Receivables serviced with limited recourse.....................................................      20,249.5        19,438.9
                                                                                                  -----------    ------------
Total managed receivables, net.................................................................   $  87,411.2    $   71,597.3
                                                                                                  ===========    ============

                Household International, Inc. and Subsidiaries

                          Pg. 63 - 2000 Annual Report

Foreign receivables included in owned receivables were as follows:

In millions.                                                             United Kingdom                                   Canada
                                                  -------------------------------------    -------------------------------------
At December 31                                        2000          1999           1998        2000          1999           1998
                                                  --------     ---------     ----------    --------      --------      ---------
Real estate secured............................   $  857.1     $   751.0     $    913.6    $  402.6      $  339.2      $   305.0
MasterCard/Visa................................    2,206.7       2,167.8        1,852.4           -             -              -
Private label..................................    1,234.6       1,145.6        1,165.8       441.2         427.4          349.2
Other unsecured................................    1,000.3       1,310.8        1,191.5       377.5         371.0          343.8
Commercial and other...........................         .8           1.1            3.2         1.5           2.7            6.2
                                                  --------     ---------     ----------    --------      --------      ---------
Total..........................................   $5,299.5     $ 5,376.3     $  5,126.5    $1,222.8      $1,140.3      $ 1,004.2
                                                  ========     =========     ==========    ========      ========      =========

Foreign managed receivables represented 9 and 11 percent of total managed receivables at December 31, 2000 and 1999, respectively.

The outstanding balance of receivables serviced with limited recourse consisted of the following:

In millions.
At December 31                                                                               2000               1999
                                                                                      -----------          ---------
Real estate secured.................................................................  $   1,457.8          $ 2,273.6
Auto finance........................................................................      2,712.7            1,806.3
MasterCard/Visa.....................................................................      9,529.8            9,478.7
Private label.......................................................................      1,650.0            1,150.0
Other unsecured.....................................................................      4,899.2            4,730.3
                                                                                      -----------         ----------
Total...............................................................................  $  20,249.5         $ 19,438.9
                                                                                      ===========         ==========

The combination of receivables owned and receivables serviced with limited recourse, which we consider our managed portfolio, is shown below:

In millions.
At December 31                                                                             2000               1999
                                                                                     ----------         ----------
Real estate secured...............................................................   $ 36,637.5         $ 26,935.5
Auto finance......................................................................      4,563.3            3,039.8
MasterCard/Visa...................................................................     17,583.4           15,793.1
Private label.....................................................................     11,997.3           11,269.7
Other unsecured...................................................................     16,227.3           13,881.9
Commercial and other..............................................................        598.6              808.3
                                                                                     ----------         ----------
Total.............................................................................   $ 87,607.4         $ 71,728.3
                                                                                     ==========         ==========

Amounts due and deferred from receivables sales includes interest only strip receivables, net customer payments owed to the securitization trustee and other assets established under the recourse provisions for certain receivables sales. Interest only strip receivables totaled $1,718.8 million at December 31, 2000 and $1,369.6 million at December 31, 1999. Net customer payments owed to the securitization trustee totaled $61.2 million at December 31, 2000 and $68.9 million at December 31, 1999. We also maintain credit loss reserves pursuant to the recourse provisions for receivables serviced with limited recourse which are included in receivables. These reserves totaled $1,082.3 million at December 31, 2000 and $909.6 million at December 31, 1999 and represent our best estimate of probable over-the-life losses on these receivables. Interest only strip receivables, net of our reserve for receivables serviced with limited recourse, were $636.5 million at December 31, 2000 and $460.0 million at December 31, 1999.

     We maintain facilities with third parties which provide for the securitization of receivables on a revolving basis totaling $11.8 billion, of which $10.7 billion were utilized at December 31, 2000. The amount available under these facilities will vary based on the timing and volume of public securitization transactions.

                Household International, Inc. and Subsidiaries

                          Pg. 64 - 2000 Annual Report


Contractual maturities of owned receivables were as follows:

In millions.
At December 31, 2000                           2001         2002         2003          2004        2005   Thereafter        Total
                                          ---------    ---------    ---------     ---------   ---------   ----------   ----------
Real estate secured....................   $ 8,650.5    $ 6,352.1    $ 4,822.4     $ 3,649.5   $ 2,802.5   $  8,902.7   $ 35,179.7
Auto finance...........................        11.9         29.2        142.4         391.5       809.8        465.8      1,850.6
MasterCard/Visa........................       982.7        810.8        622.8         571.6       484.8      4,580.9      8,053.6
Private label..........................     5,666.2      1,665.6        518.3         351.6       235.2      1,910.4     10,347.3
Other unsecured........................     4,400.6      2,450.1      1,485.1         944.1       620.9      1,427.3     11,328.1
Commercial and other...................        77.3         37.5         44.9          58.4        41.9        338.6        598.6
                                          ---------    ---------    ---------     ---------   ---------   ----------   ----------
Total..................................   $19,789.2    $11,345.3    $ 7,635.9     $ 5,966.7   $ 4,995.1   $ 17,625.7   $ 67,357.9
                                          =========    =========    =========     =========   =========   ==========   ==========

A substantial portion of consumer receivables, based on our experience, will be renewed or repaid prior to contractual maturity. The above maturity schedule should not be regarded as a forecast of future cash collections. The ratio of annual cash collections of principal to average principal balances, excluding MasterCard and Visa receivables, approximated 53 percent in 2000 and 62 percent in 1999.

The following table summarizes contractual maturities of owned receivables due after one year by repricing characteristic:

                                                                                     Over 1
In millions.                                                                     But Within          Over
At December 31, 2000                                                                5 years       5 years
                                                                                -----------    ----------
Receivables at predetermined interest rates....................................  $ 21,051.0    $ 10,580.0
Receivables at floating or adjustable rates....................................     8,892.0       7,045.7
                                                                                 ----------    ----------
Total..........................................................................  $ 29,943.0    $ 17,625.7
                                                                                 ==========    ==========

Nonaccrual consumer receivables totaled $1,636.7 and $1,398.0 million at December 31, 2000 and 1999, respectively, including $226.0 and $236.7 million, respectively, relating to foreign operations. Interest income that would have been recorded in 2000 and 1999 if such nonaccrual receivables had been current and in accordance with contractual terms was approximately $260.4 and $240.1 million, respectively, including $38.2 and $42.0 million, respectively, relating to foreign operations. Interest income that was included in net income for 2000 and 1999, prior to these loans being placed on nonaccrual status, was approximately $143.9 and $132.4 million, respectively, including $19.9 and $22.6 million, respectively, relating to foreign operations. For an analysis of reserves for credit losses, see our "Analysis of Credit Loss Reserves Activity" on an owned and managed basis.

                            5 ASSET SECURITIZATIONS

During 2000, we sold unsecured consumer, auto finance, MasterCard and Visa, and private label receivables in several securitization transactions. We continue to service and receive servicing fees on the outstanding balance of securitized receivables. We also retain rights to future cash flows arising from the receivables after the investors receive their contractual return. We have also, in certain cases, retained other subordinated interests in these securitizations. These transactions typically result in the recording of an interest only strip receivable which represents the value of the future residual cash flows from securitized receivables. The investors and the securitization trusts only have limited recourse to our assets for failure of debtors to pay. That recourse is limited to our rights to future cash flow and any subordinated interest we retain.

   Securitization revenue on an owned basis includes income associated with the securitization and sale of receivables with limited recourse, including gains on sales, net interest income, fee and other income and provision for credit losses related to those receivables. Securitization related revenue on a managed basis includes the gross initial gains on current period securitization transactions less amortization of current and prior period securitization gains. We evaluate our financial performance on a managed basis. See pages 32 through 36 in Management's Discussion and Analysis for further information about our operating results on a pro forma managed basis.

                Household International, Inc. and Subsidiaries

                          Pg. 65 - 2000 Annual Report



The following table presents the components of securitization related revenue on a managed basis:

In millions.
Year ended December 31, 2000
Gross initial gains..................................................   $ 683.1
Amortization.........................................................    (440.2)
                                                                        --------
Securitization related revenue.......................................   $ 242.9
                                                                        ========

Offsetting securitization related revenue, we provided an over-the-life credit loss provision of $513.0 million on initial transactions in 2000. The level of credit loss provision required on securitized receivables is generally higher than that for owned receivables which are on balance sheet.

  Net initial gains, representing the difference between gross initial gains and the over-the-life provision on initial transactions, and the key economic assumptions used in measuring the net initial gains from securitizations completed during the year ended December 31, 2000 were as follows:

                                                            MasterCard/         Other     Private          Auto
                                                                   Visa     Unsecured       Label       Finance          Total
                                                            -----------     ---------     -------       -------         ------
Net initial gains (in millions)..........................        $ 43.7        $ 37.5      $  8.5        $ 80.4         $170.1
Key economic assumptions:/1/
 Weighted-average life (in years)........................           .41          1.28         .93          2.06
 Payment speed...........................................         92.62%        52.01%      63.97%        33.31%
 Expected credit losses (annual rate)....................          5.48          6.87        6.60          5.38
 Discount rate on cash flows.............................          9.00         11.00       10.00         10.00
 Cost of funds...........................................          5.88          6.67        6.36          7.12
                                                            -----------     ---------     -------       -------

/1/Weighted-average annual rates for securitizations entered into during the period for securitizations of loans with similar characteristics.

Certain securitization trusts, such as credit cards, are established at fixed levels and due to the revolving nature of the underlying receivables, require the sale of new receivables into the trust to replace receivable run-off. These periodic replenishments occur frequently. In 2000, these replenishments totaled $21.0 billion. Net gains (gross gains less over-the-life loss provision) related to these replenishments totaled $328.4 million in 2000 and were calculated using weighted-average assumptions consistent with those used for calculating initial gains. These net gains related to periodic replenishments are substantially offset by amortization of prior period gains as these receivables have a relatively short life and the level of replenishments is fairly consistent from period to period. Gross gains and amortization related to periodic replenishments are included in the amortization line of the reconciliation of securitization related revenue presented above. The net effect of replenishments, including amortization and the related over-the-life provision, did not have a significant impact on our consolidated statement of income.

For the year ended December 31, 2000, cash flows received from securitization trusts were as follows:

In millions.
Proceeds from initial securitizations....................................................................     $6,975.0
Servicing fees received..................................................................................        374.4
Other cash flow received on retained interests/1/........................................................      1,042.2
                                                                                                              --------

/1/Other cash flows include all cash flows from interest only strip receivables, excluding servicing fees.

                Household International, Inc. and Subsidiaries

                          Pg. 66 - 2000 Annual Report


At December 31, 2000, the sensitivity of the current fair value of the interest only strip receivables to an immediate 10 percent and 20 percent unfavorable change in assumptions are presented in the table below. These sensitivities are based on assumptions used to value our interest only strip receivables at December 31, 2000.

                                                                MasterCard/      Other         Private        Auto      Real Estate
Dollar amounts are stated in millions.                             Visa        Unsecured        Label        Finance      Secured
                                                                -----------   ----------       -------       -------    -----------
Carrying value (fair value) of interest only strip
   receivables, net of reserves for recourse liability......    $   218.3       $ 294.4        $  18.8       $  99.7       $   5.3

Weighted-average life (in years)............................          .61          1.33            .94          1.87          1.70

Payment speed assumption (annual rate)......................        82.75%        45.69%         63.52%        37.57%        27.96%
   Impact on fair value of 10% adverse change...............    $   (18.6)      $ (24.3)       $  (1.7)      $  (3.0)      $  (1.9)
   Impact on fair value of 20% adverse change...............        (34.6)        (47.6)          (3.1)         (5.8)         (3.8)

Expected credit losses (annual rate)........................         4.95%         6.35%          6.50%         5.74%         1.67%
   Impact on fair value of 10% adverse change...............    $   (22.3)      $ (35.3)       $  (8.9)      $ (27.1)      $  (2.8)
   Impact on fair value of 20% adverse change...............        (44.7)        (70.6)         (17.8)        (54.1)         (5.3)

Discount rate on residual cash flows (annual rate)..........         9.00%        11.00%         10.00%        10.00%        13.00%
   Impact on fair value of 10% adverse change...............    $    (2.6)      $  (3.1)       $   (.1)      $  (7.6)      $   (.6)
   Impact on fair value of 20% adverse change...............         (5.2)         (6.2)           (.3)        (15.0)         (1.2)

Variable returns to investors (annual rate).................         6.46%         6.80%          6.70%         7.00%         6.81%
   Impact on fair value of 10% adverse change...............    $   (31.2)      $ (39.1)       $  (9.6)      $  (7.4)      $  (5.3)
   Impact on fair value of 20% adverse change...............        (62.5)        (78.3)         (18.8)        (14.8)         (5.3)
                                                                ---------       -------        -------       -------       -------

These sensitivities are hypothetical and should not be considered to be predictive of future performance. As the figures indicate, the change in fair value based on a 10 percent variation in assumptions cannot necessarily be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual cash flow is calculated independently from any change in another assumption. In reality, changes in one factor may contribute to changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities. Furthermore, the estimated fair values as disclosed should not be considered indicative of future earnings on these assets.

   For an analysis of delinquency and credit losses, see the "Credit Quality" section of our Management's Discussion and Analysis.

                                  6 DEPOSITS

                                                                                            2000                           1999
                                                                        ---------------------------     --------------------------
                                                                                          Weighted-                      Weighted-
All dollar amounts are stated in millions.                                                 Average                        Average
At December 31                                                            Amount             Rate          Amount           Rate
                                                                        ----------        ---------      ----------      ---------
Domestic
Time certificates...................................................     $ 6,925.3           6.7%        $  3,765.9        6.3%
Savings accounts....................................................          25.0           2.9                9.2        1.9
Demand accounts.....................................................          14.6           2.1                1.2          -
                                                                         ---------        ------         ----------     ------
Total domestic deposits.............................................       6,964.9           6.7            3,776.3        6.3
                                                                         ---------        ------         ----------     ------
Foreign
Time certificates...................................................       1,529.5           6.1            1,054.1        5.6
Savings accounts....................................................          56.2           3.2               58.9        3.6
Demand accounts.....................................................         126.3           5.1               90.7        5.9
                                                                         ---------        ------         ----------     ------
Total foreign deposits..............................................       1,712.0           5.9            1,203.7        5.6
                                                                         ---------        ------         ----------     ------
Total deposits......................................................     $ 8,676.9           6.5%        $  4,980.0        6.0%
                                                                         =========        ======         ==========     ======

                Household International, Inc. and Subsidiaries

                          Pg. 67 - 2000 Annual Report

Average deposits and related weighted-average interest rates were as follows:

                                                                    2000                         1999                          1998
                                               -------------------------     -------------------------    --------------------------
All dollar amounts are stated in millions.        Average       Weighted-      Average       Weighted-      Average        Weighted-
For the year ended December 31                   Deposits    Average Rate     Deposits    Average Rate     Deposits     Average Rate
                                               ----------    ------------    ---------    ------------    ---------     ------------
Domestic
Time certificates...........................   $  6,278.4          6.7%      $ 1,857.0          6.1%      $ 1,056.3          6.1%
Savings and demand accounts.................         53.2          1.5            12.1          1.4           215.1          2.1
                                               ----------       ------       ---------       ------       ---------       ------
Total domestic deposits.....................      6,331.6          6.6         1,869.1          6.1         1,271.4          5.4
                                               ----------       ------       ---------       ------       ---------       ------
Foreign
Time certificates...........................      1,243.7          4.5           967.7          4.8         1,177.8          6.0
Savings and demand accounts.................        182.2          4.5           200.5          4.4           246.7          5.3
                                               ----------       ------       ---------       ------       ---------       ------
Total foreign deposits......................      1,425.9          4.5         1,168.2          4.7         1,424.5          5.9
                                               ----------       ------       ---------       ------       ---------       ------
Total deposits..............................   $  7,757.5          6.2%      $ 3,037.3          5.5%      $ 2,695.9          5.7%
                                               ==========       ======       =========       ======       =========       ======

Interest expense on total deposits was $484.0, $168.4 and $152.7 million for 2000, 1999 and 1998, respectively. Interest expense on domestic deposits was $419.7, $113.4 and $68.7 million for 2000, 1999 and 1998, respectively.

Maturities of time certificates in amounts of $100,000 or more were:

All dollar amounts are stated in millions.
At December 31, 2000                                                                   Domestic           Foreign            Total
                                                                                       --------           -------            -----
3 months or less....................................................................    $  28.0         $ 1,269.2        $ 1,297.2
Over 3 months through 6 months......................................................        8.6             125.3            133.9
Over 6 months through 12 months.....................................................       44.5             108.5            153.0
Over 12 months......................................................................      224.7              26.3            251.0
                                                                                        -------         ---------        ---------
Total...............................................................................    $ 305.8         $ 1,529.3        $ 1,835.1
                                                                                        =======         =========        =========

Contractual maturities of time certificates within each interest rate range were as follows:

All dollar amounts are stated in millions.
At December 31, 2000                           2001         2002        2003          2004       2005   Thereafter         Total
                                          ---------   ----------   ---------    ----------    -------   ----------    ----------
Interest Rate
4.00%-5.99%............................   $   300.7   $    757.1   $   136.0    $    138.2    $  41.1      $   8.4    $  1,381.5
6.00%-7.99%............................       704.1      2,430.9     1,155.6       1,382.0      856.2        543.5       7,072.3
8.00%-9.99%............................           -            -           -             -          -          1.0           1.0
                                          ---------   ----------   ---------    ----------    -------      -------    ----------
Total..................................   $ 1,004.8   $  3,188.0   $ 1,291.6    $  1,520.2    $ 897.3      $ 552.9    $  8,454.8
                                          =========   ==========   =========    ==========    =======      =======    ==========

                Household International, Inc. and Subsidiaries

                          Pg. 68 - 2000 Annual Report


                 7 COMMERCIAL PAPER, BANK AND OTHER BORROWINGS

                                                                                        Bank and
All dollar amounts are stated in millions.                              Commercial         Other
At December 31                                                               Paper    Borrowings         Total
                                                                        ----------    ----------   -----------
2000
Balance............................................................     $  9,371.5    $  1,416.4   $  10,787.9
Highest aggregate month-end balance................................                                   12,581.6
Average borrowings.................................................        9,828.7       2,099.7      11,928.4
Weighted-average interest rate:
  At year end......................................................            6.6%          6.6%          6.6%
  Paid during year.................................................            6.3           5.5           6.2
                                                                        ----------    ----------   -----------

1999
Balance............................................................     $  8,822.2    $  1,955.6   $  10,777.8
Highest aggregate month-end balance................................                                   11,454.6
Average borrowings.................................................        8,620.3       1,426.7      10,047.0
Weighted-average interest rate:
  At year end......................................................            5.6%          5.6%          5.6%
  Paid during year.................................................            5.2           5.0           5.2
                                                                        ----------    ----------   -----------

1998
Balance............................................................     $  7,713.2    $  2,204.7   $   9,917.9
Highest aggregate month-end balance................................                                   12,677.6
Average borrowings.................................................        9,495.6       2,640.8      12,136.4
Weighted-average interest rate:
  At year end......................................................            5.2%          7.1%          5.6%
  Paid during year.................................................            5.5           5.6           5.5
                                                                        ----------    ----------   -----------

Outstanding balances at December 31, 2000, 1999 and 1998 included commercial paper obligations of foreign subsidiaries of $360.9, $359.4, and $322.8 million, respectively and bank and other borrowings of $722.3, $903.1, and $1,431.2 million, respectively.

     Interest expense for commercial paper, bank and other borrowings totaled $737.7, $522.5 and $672.1 million for 2000, 1999 and 1998, respectively.

     We maintain various bank credit agreements primarily to support commercial paper borrowings. At December 31, 2000 and 1999, we had committed back-up lines and other bank lines of $13.0 and $12.6 billion, respectively, of which $12.3 and $11.4 billion, respectively, were unused. Formal credit lines are reviewed annually and expire at various dates from 2001 to 2005. Borrowings under these lines generally are available at a surcharge over LIBOR. None of these lines contain material adverse change clauses which could restrict availability. Annual commitment fee requirements to support availability of these lines at December 31, 2000 totaled $8.9 million.

 8 SENIOR AND SENIOR SUBORDINATED DEBT (WITH ORIGINAL MATURITIES OVER ONE YEAR)

All dollar amounts are stated in millions.
At December 31                                                                                             2000             1999
                                                                                                      ---------        ---------
Senior Debt
3.50% to 4.99%; due 2001 to 2004.................................................................     $    11.5        $   413.5
5.00% to 6.49%; due 2001 to 2013.................................................................      10,169.2         10,267.0
6.50% to 6.99%; due 2001 to 2013.................................................................       4,203.6          5,293.0
7.00% to 7.49%; due 2001 to 2023.................................................................       4,959.3          3,098.7
7.50% to 7.99%; due 2001 to 2019.................................................................       4,173.5            660.7
8.00% to 8.99%; due 2001 to 2010.................................................................       3,892.5            679.6
9.00% and greater; due 2001......................................................................         253.3            428.8
Variable interest rate debt; 3.55% to 7.52%; due 2001 to 2025....................................      17,244.2         13,576.5
Senior Subordinated Debt
6.50% to 9.63%; due 2001 to 2003.................................................................         259.7            494.7
Unamortized discount.............................................................................        (113.8)           (25.2)
                                                                                                      ---------        ---------
Total senior and senior subordinated debt........................................................     $45,053.0        $34,887.3
                                                                                                      =========        =========

                Household International, Inc. and Subsidiaries

                          Pg. 69 - 2000 Annual Report

Weighted-average interest rates were 6.9 and 6.4 percent at December 31, 2000 and 1999, respectively. Interest expense for senior and senior subordinated debt was $2,707.2, $2,085.7 and $1,692.2 million for 2000, 1999 and 1998, respectively. The most restrictive financial covenant contained in the terms of our debt agreements are the maintenance of a minimum shareholders' equity of $2.0 billion for Household International, Inc., and the maintenance of a minimum shareholder's equity of $3.6 billion for Household Finance Corporation ("HFC"), a wholly owned subsidiary of Household.

Maturities of senior and senior subordinated debt were:

In millions.
At December 31, 2000
2001...............................................................    $ 8,278.2
2002...............................................................      8,272.8
2003...............................................................      6,576.1
2004...............................................................      3,496.0
2005...............................................................      5,342.4
Thereafter.........................................................     13,087.5
                                                                       ---------
Total..............................................................    $45,053.0
                                                                       =========

            9 DERIVATIVE FINANCIAL INSTRUMENTS AND OTHER FINANCIAL
                    INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business and in connection with our asset/liability management program, we enter into various transactions involving derivative and other off-balance sheet financial instruments. These instruments primarily are used to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not serve as a financial intermediary to make markets in any derivative financial instruments. For further information on our strategies for managing interest rate and foreign exchange rate risk, see the "Risk Management" section within our Management's Discussion and Analysis of Financial Condition and Results of Operations.

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

                Household International, Inc. and Subsidiaries

                          Pg. 70 - 2000 Annual Report

Interest Rate and Foreign Exchange Contacts The following table summarizes the activity in interest rate and foreign exchange contracts for 2000, 1999 and 1998:

                                                                   Exchange Traded                              Non-Exchange Traded
                                  ------------------------------------------------   ----------------------------------------------
                                        Interest Rate                                                              Foreign Exchange
                                    Futures Contracts                      Options                                   Rate Contracts
                                  ------------------------------------------------     Interest  Currency    ----------------------
In millions.                      Purchased        Sold      Purchased     Written   Rate Swaps     Swaps     Purchased        Sold
                                  ---------        ----      ---------     -------   ----------     -----     ---------        ----
1998
Notional amount, 1997........   $     872.0   $   (200.0)            -           -    $10,284.4    $2,843.7   $   435.9   $(1,319.1)
New contracts................       2,736.0     (2,281.0)    $ 1,344.0           -      7,237.1     2,099.9     5,869.9    (6,546.5)
Matured or expired
   contracts.................      (1,072.0)        15.0        (800.0)          -     (2,476.6)     (282.7)   (1,450.4)    1,770.1
Terminated contracts.........             -            -             -           -     (1,329.3)     (254.6)     (307.6)      307.6
In-substance maturities/1/...      (2,466.0)     2,466.0             -           -            -           -    (4,538.0)    4,538.0
                                -----------   ----------     ---------     -------    ---------    --------   ---------   ---------
Notional amount, 1998........   $      70.0   $        -     $   544.0     $     -    $13,715.6    $4,406.3   $     9.8   $(1,249.9)
                                ===========   ==========     =========     =======    =========    ========   =========   =========
Fair value, 1998/2/..........   $         -   $        -     $       -     $     -    $    68.9    $  159.5   $     (.2)  $     2.1
                                -----------   ----------     ---------     -------    ---------    --------   ---------   ---------

1999

Notional amount, 1998........   $      70.0            -     $   544.0           -    $13,715.6    $4,406.3   $     9.8   $(1,249.9)
New contracts................       5,743.0   $ (4,725.0)      1,158.0     $ (50.0)    18,734.2     2,070.2     2,089.9    (1,479.3)
Matured or expired
   contracts.................      (1,013.0)        25.0        (949.0)          -     (2,894.5)     (723.8)     (116.6)      171.5
Terminated contracts.........             -            -             -           -     (1,796.4)      (80.0)      (18.8)       13.8
In-substance maturities/1/...      (4,700.0)     4,700.0         (50.0)       50.0            -           -    (1,846.2)    1,846.2
                                -----------   ----------     ---------     -------    ---------    --------   ---------   ---------
Notional amount, 1999........   $     100.0   $        -     $   703.0     $     -    $27,758.9    $5,672.7   $   118.1   $  (697.7)
                                ===========   ==========     =========     =======    =========    ========   =========   =========
Fair value, 1999/2/..........   $       (.1)  $        -     $       -     $     -    $  (125.3)   $ (319.2)  $      .5   $     4.9
                                -----------   ----------     ---------     -------    ---------    --------   ---------   ---------

2000

Notional amount, 1999........   $     100.0            -     $   703.0           -    $27,758.9    $5,672.7   $   118.1   $  (697.7)
New contracts................      21,715.0   $(20,321.0)      1,300.0     $(300.0)    15,451.0     3,047.4     1,828.9    (1,798.3)
Matured or expired
   contracts.................      (1,494.0)           -      (1,403.0)          -    (13,733.0)     (767.2)      (85.6)      398.6
Terminated contracts.........             -            -        (600.0)      300.0     (3,768.6)     (655.0)          -           -
In-substance maturities/1/...     (20,321.0)    20,321.0             -           -            -           -    (1,852.3)    1,852.3
                                -----------   ----------     ---------     -------    ---------    --------   ---------   ---------
Notional amount, 2000........   $         -   $        -     $       -     $     -    $25,708.3    $7,297.9   $     9.1   $  (245.1)
                                ===========   ==========     =========     =======    =========    ========   =========   =========
Fair value, 2000/2/..........   $         -   $        -     $       -     $     -    $   258.8    $ (532.9)  $      .3   $    (2.8)
                                -----------   ----------     ---------     -------    ---------    --------   ---------   ---------

                                                                    Non-Exchange Traded
                                       -------------------------------------------------
                                                       Interest Rate
                                                  Forward  Contracts          Other Risk
                                       -----------------------------          Management
                                       Purchased                Sold         Instruments
                                       ---------                ----         -----------
Notional amount, 1997..............   $ 3,310.0          $   (106.0)           $ 2,467.4
New contracts......................     3,549.8            (1,199.6)               883.1
Matured or expired
   contracts.......................    (4,458.1)            1,069.7               (306.9)
Terminated contracts...............      (139.8)              148.9                 (5.8)
In-substance maturities/1/.........           -                   -                    -
                                      ---------          ----------            ---------
Notional amount, 1998..............   $ 2,261.9          $    (87.0)           $ 3,037.8
                                      =========          ==========            =========
Fair value, 1998/2/................   $    (6.2)         $        -            $     2.8
                                      ---------          ----------            ---------

1999

Notional amount, 1998..............   $ 2,261.9          $    (87.0)           $ 3,037.8
New contracts......................     6,946.7            (1,242.0)             2,089.4
Matured or expired
   contracts.......................    (5,759.4)              666.4               (442.1)
Terminated contracts...............      (207.7)              593.4             (1,231.1)
In-substance maturities/1/.........           -                   -                    -
                                      ---------          ----------            ---------
Notional amount, 1999..............   $ 3,241.5          $    (69.2)           $ 3,454.0
                                      =========          ==========            =========
Fair value, 1999/2/................   $     6.4          $        -            $     4.8
                                      ---------          ----------            ---------

2000

Notional amount, 1999..............   $ 3,241.5          $    (69.2)           $ 3,454.0
New contracts......................     4,158.3              (163.1)             2,550.6
Matured or expired
   contracts.......................    (6,818.5)              232.3             (3,019.7)
Terminated contracts...............      (133.4)                  -               (309.4)
In-substance maturities/1/.........           -                   -                    -
                                      ---------          ----------            ---------
Notional amount, 2000..............   $   447.9          $        -            $ 2,675.5
                                      =========          ==========            =========
Fair value, 2000/2/................   $     (.3)         $        -            $    (2.7)
                                      ---------          ----------            ---------


/1/Represent contracts terminated as the market execution technique of closing the transaction either (a) just prior to maturity to avoid delivery of the underlying instrument or (b) at the maturity of the underlying items being hedged.

/2/(Bracketed) unbracketed amounts represent amounts to be (paid) received by us had these positions been closed out at the respective balance sheet date. Bracketed amounts do not necessarily represent risk of loss of hedging instruments as the fair value of the hedging instrument and the items being hedged must be evaluated together. See Note 13, "Fair Value of Financial Instruments," for further discussion of the relationship between the fair value of our assets, liabilities and off-balance sheet financial instruments.

                Household International, Inc. and Subsidiaries

                          Pg. 71 - 2000 Annual Report

We operate in three functional currencies, the U.S. dollar, the British pound and the Canadian dollar. Of the above instruments, the U.S. dollar is the functional currency for exchange-traded interest rate futures and options. The remaining instruments are restated in U.S. dollars by country as follows:

                                Interest                            Foreign Exchange                 Interest Rate     Other Risk
                                    Rate       Currency               Rate Contracts             Forward Contracts     Management
                                                           -------------------------         ---------------------
In millions.                       Swaps          Swaps    Purchased            Sold         Purchased        Sold    Instruments
                              ----------      ---------    ---------      ----------         ---------     -------    -----------
1998
United States.............    $ 12,158.4      $ 3,052.7       $  6.5      $ (1,249.9)                -           -      $ 2,073.8
Canada....................         287.3          334.7          3.3               -         $   344.6     $ (45.5)          29.3
United Kingdom............       1,269.9        1,018.9            -               -           1,917.3       (41.5)         934.7
                              ----------      ---------       ------      ----------         ---------     -------      ---------
                              $ 13,715.6      $ 4,406.3       $  9.8      $ (1,249.9)        $ 2,261.9     $ (87.0)     $ 3,037.8
                              ==========      =========       ======      ==========         =========     =======      =========
1999
United States.............    $ 25,916.7      $ 4,258.2       $113.0      $   (697.7)                -           -      $ 2,701.5
Canada....................         374.1          223.0          5.1               -         $   245.5     $ (67.6)             -
United Kingdom............       1,468.1        1,191.5            -               -           2,996.0        (1.6)         752.5
                              ----------      ---------       ------      ----------         ---------     -------      ---------
                              $ 27,758.9      $ 5,672.7       $118.1      $   (697.7)        $ 3,241.5     $ (69.2)     $ 3,454.0
                              ==========      =========       ======      ==========         =========     =======      =========
2000
United States.............    $ 23,734.5      $ 5,751.6       $  6.7      $   (245.1)                -           -      $ 2,352.9
Canada....................         274.8          121.0          2.4               -         $   313.5           -              -
United Kingdom............       1,699.0        1,425.3            -               -             134.4           -          322.6
                              ----------      ---------       ------      ----------         ---------     -------      ---------
                              $ 25,708.3      $ 7,297.9       $  9.1      $   (245.1)        $   447.9     $     -      $ 2,675.5
                              ==========      =========       ======      ==========         =========     =======      =========

Interest rate swaps are contractual agreements between two counterparties for the exchange of periodic interest payments generally based on a notional principal amount and agreed-upon fixed or floating rates. We primarily enter into interest rate swap transactions to synthetically alter balance sheet items. These transactions are specifically designated to a particular asset/liability, off-balance sheet item or anticipated transaction of a similar characteristic. Specific assets or liabilities may consist of groups of individually small dollar homogeneous assets or liabilities of similar economic characteristics. Credit and market risk exists with respect to these instruments. The following table reflects the items so altered at December 31, 2000:


In millions.
Investment securities............................................     $     29.7
Commercial paper, bank and other borrowings......................        3,502.4
Senior and senior subordinated debt..............................       22,176.2
                                                                      ----------
Total items synthetically altered with interest rate swaps.......     $ 25,708.3
                                                                      ==========

In all instances, the notional amount is not greater than the carrying value of the related asset or liability.

We manage our exposure to interest rate risk primarily through the use of interest rate swaps. These swaps synthetically alter the interest rate risk inherent in balance sheet assets and liabilities. The majority of our interest rate swaps are used to convert floating rate assets or debt to fixed rate, fixed rate assets or debt to floating rate, or floating rate assets or debt from one floating rate index to another. Interest rate swaps have also been used to synthetically alter interest rate characteristics on certain receivables that are sold and serviced with limited recourse. These off-balance sheet items expose us to the same interest rate risk as on-balance sheet items. Interest rate swaps have also been used to synthetically alter the interest rate provisions of the securitization transaction whereby the underlying receivables pay a fixed (floating) rate and the pass-through rate to the investor is floating (fixed). As of December 31, 2000, we had not synthetically altered the interest rate characteristics of any of our receivables serviced with limited recourse. We also have entered into currency swaps to convert both principal and interest payments on debt issued from one currency to the appropriate functional currency.

                Household International, Inc. and Subsidiaries

                          Pg. 72 - 2000 Annual Report

The following table summarizes the maturities and related weighted-average receive/pay rates of interest rate swaps outstanding at December 31, 2000:

All dollar amounts are stated in millions.      2001       2002       2003      2004     2005        2006  Thereafter        Total
                                           ---------  ---------  ---------  --------  -------   ---------  ----------   ----------
Pay a fixed rate/receive
   a floating rate:
   Notional value......................    $ 6,638.0  $ 6,379.2  $ 2,074.6  $  261.2  $ 709.2   $    44.8           -   $ 16,107.0
   Weighted-average receive rate.......         6.69%      6.78%      6.67%     6.06%    6.07%       6.07%          -         6.68%
   Weighted-average pay rate...........         6.47       6.87       6.65      6.88     6.60        6.60           -         6.67
Pay a floating rate/receive
   a fixed rate:
   Notional value......................    $   140.4  $   102.3  $   158.0  $  906.6  $ 123.3   $ 1,418.4   $ 6,252.3   $  9,101.3
   Weighted-average receive rate.......         6.21%      6.66%      6.32%     6.23%    6.71%       7.10%       6.97%        6.89%
   Weighted-average pay rate...........         6.73       6.76       6.52      7.01     6.58        7.04        6.95         6.95
Pay a floating rate/receive
   a different floating rate:
   Notional value......................    $   500.0          -          -         -        -           -           -   $    500.0
   Weighted-average receive rate.......         6.47%         -          -         -        -           -           -         6.47%
   Weighted-average pay rate...........         6.79          -          -         -        -           -           -         6.79
                                           ---------  ---------  ---------  --------  -------   ---------   ---------   ----------
Total notional value...................    $ 7,278.4  $ 6,481.5  $ 2,232.6  $1,167.8  $ 832.5   $ 1,463.2   $ 6,252.3   $ 25,708.3
                                           =========  =========  =========  ========  =======   =========   =========   ==========
Total weighted-average rates
   on swaps:...........................

Receive rate...........................         6.66%      6.78%      6.65%     6.19%    6.16%       7.07%       6.97%        6.75%

Pay rate...............................         6.50       6.87       6.64      6.98     6.60        7.02        6.95         6.77
                                           ---------  ---------  ---------  --------  -------   ---------   ---------   ----------

The floating rates that we pay or receive are based on spot rates from independent market sources for the index contained in each interest rate swap contract, which generally are based on either 1-, 3- or 6-month LIBOR. These current floating rates are different than the floating rates in effect when the contracts were initiated. Changes in spot rates impact the variable rate information disclosed above. However, these changes in spot rates also impact the interest rate on the underlying assets or liabilities. We use hedging/synthetic alteration instruments to manage the volatility of net interest margin resulting from changes in interest rates on the underlying hedged/synthetically altered items. Owned net interest margin would have increased by 5 basis points in 2000 and 1 basis point in 1999 and declined by 7 basis points in 1998 had these instruments not been utilized.

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

   Deferred gains of $44.1 and $51.2 million and deferred losses of $63.0 and $1.6 million from hedging/synthetic alteration instruments were recorded on the balance sheets at December 31, 2000 and 1999, respectively. The weighted-average amortization period associated with the deferred gains was 2.9 years and 4.0 years at December 31, 2000 and 1999, respectively. The weighted-average amortization period for the deferred losses was 5.8 years and 1.2 years at December 31, 2000 and 1999, respectively.

                Household International, Inc. and Subsidiaries

                          Pg. 73 - 2000 Annual Report

At December 31, 2000 and 1999, the accrued interest, unamortized premium and other assets recorded for agreements which would be written off should all related counterparties fail to meet the terms of their contracts was $84.1 and $48.8 million, respectively.

Forward Purchase Agreement As of December 31, 2000, we had entered into agreements to purchase, on a forward basis, approximately 7.2 million shares of our common stock at a weighted-average forward price of $41.63 per share. The agreements may be settled either physically by purchasing the shares or on a net basis in shares of our common stock, at our option. The agreements have terms of up to one year but may be settled earlier at our option.

Concentrations of Credit Risk A concentration of credit risk is defined as a significant credit exposure with an individual or group engaged in similar activities or affected similarly by economic conditions.

   Because we primarily lend to consumers, we do not have receivables from any industry group that equal or exceed 10 percent of total managed receivables at December 31, 2000 and 1999. We lend nationwide, with the following geographic areas comprising more than 10 percent of total managed domestic receivables at December 31, 2000: California-16 percent; Southwest (AZ, AR, LA, NM, OK, TX)-11 percent; Midwest (IL, IN, IA, KS, MI, MN, MO, NE, ND, OH, SD, WI)-22 percent; Middle Atlantic (DE, DC, MD, NJ, PA, VA, WV)-14 percent; Northeast (CT, ME, MA, NH, NY, RI, VT)-11 percent; and Southeast (AL, FL, GA, KY, MS, NC, SC, TN)-18 percent.

            10  COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
                        SECURITIES OF SUBSIDIARY TRUSTS

The following table summarizes our company obligated mandatorily redeemable preferred securities of subsidiary trusts ("Preferred Securities") and the related Junior Subordinated Notes:

                                                      Household               Household              Household           Household
                                                Capital Trust V        Capital Trust IV       Capital Trust II     Capital Trust I
All dollar amounts are stated in millions.             ("HCT V")              ("HCT IV")             ("HCT II")           ("HCT I")
                                                ---------------        ----------------       ----------------     ---------------
Preferred Securities:
   Interest rate.......................                   10.00%                   7.25%                  8.70%               8.25%
   Face value..........................                  $  300                  $  200                 $  100               $  75
   Issue date..........................               June 2000              March 1998              June 1996           June 1995
Junior Subordinated Notes:
   Principal balance...................                  $309.3                  $206.2                 $103.1               $77.3
   Redeemable by issuer................            June 8, 2005          March 19, 2003          June 30, 2001        June 30,2000
   Stated maturity.....................           June 30, 2030       December 31, 2037          June 30, 2036        June 30,2025
                                                  -------------       -----------------          -------------        ------------

The Preferred Securities must be redeemed when the Junior Subordinated Notes are paid. The Junior Subordinated Notes have a stated maturity date, but are redeemable by Household, in whole or in part, beginning on the dates indicated above at which time the Preferred Securities are callable at par ($25 per Preferred Security) plus accrued and unpaid dividends. Dividends on the Preferred Securities are cumulative, payable quarterly in arrears, and are deferrable at Household's option for up to five years. Household cannot pay dividends on its preferred and common stocks during such deferments. The Preferred Securities have a liquidation value of $25 per preferred security.

   HCT I may elect to extend the maturity of its Preferred Securities to June 2044. Dividends on the Preferred Securities have been classified as interest expense in our statements of income.

   HCT I, HCT II, HCT IV, and HCT V (collectively, "the Trusts") are wholly owned subsidiaries of Household. Household's obligations with respect to the Junior Subordinated Notes, when considered together with certain undertakings of Household with respect to the Trusts, constitute full and unconditional guarantees by Household of the Trust's obligations under the respective Preferred Securities. The Preferred Securities are classified in our balance sheet as company obligated mandatorily redeemable preferred securities of subsidiary trusts (representing the minority interests in the trusts) at their face and redemption amount of $675 million at December 31, 2000 and $375 million at December 31, 1999.

                Household International, Inc. and Subsidiaries

                          Pg. 74 - 2000 Annual Report

                              11 PREFERRED STOCK

All dollar amounts are stated in millions.
At December 31, 2000 and 1999
$4.30 Preferred Stock, 836,585 shares..........................    $  83.6
$4.50 Preferred Stock, 103,976 shares..........................       10.4
5.00% Preferred Stock, 407,718 shares..........................       20.4
8.25% Preferred Stock, Series 1992-A, 2,000,000 depositary
 shares/1/.....................................................       50.0
                                                                   -------
Total preferred stock..........................................    $ 164.4
                                                                   =======
/1/  Depositary share represents 1/40 share of preferred stock.

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

     Dividends on the 8.25 percent preferred stock, Series 1992-A, are cumulative and payable quarterly. We may, at our option, redeem in whole or in part the 8.25 percent preferred stock, Series 1992-A, on any date after October 15, 2002, for $25 per depositary share plus accrued and unpaid dividends. This stock has a liquidation value of $1,000 per share.

     Holders of all issues of preferred stock are entitled to payment before any capital distribution is made to common shareholders. The holders of the $4.30 preferred, $4.50 preferred and 5.00 percent preferred stock will be entitled to vote with the holders of our common stock on all matters. Each issue of preferred stock is also entitled to vote, as a class separate from our common stock, to elect two directors if dividends for a specified period shall be in arrears, until the dividends in arrears are paid in full.

     Household's Board of Directors has adopted a resolution creating an Offering Committee of the Board with the power to authorize the issuance and sale of one or more series of preferred stock. The Offering Committee has the authority to determine the particular designations, powers, preferences and relative, participating, optional or other special rights (other than voting rights which shall be fixed by the Board of Directors) and qualifications, limitations or restrictions of such issuance. At December 31, 2000, up to 8.2 million shares of preferred stock were authorized for issuance.

                   12 JUNIOR PREFERRED SHARE PURCHASE RIGHTS

In 1996, Household issued one preferred share purchase right (a "Right") for each outstanding share of common stock of the company. Under certain conditions, each Right may be exercised to purchase one three-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $100 per one three-thousandth of a share, subject to further adjustment. The Rights may be exercised only after the earlier of: (a) a public announcement that a party or an associated group acquired 15 percent or more of Household's common stock and (b) ten business days (or later date as determined by the Board of Directors of Household) after a party or an associated group initiates or announces its intention to make an offer to acquire 15 percent or more of Household's common stock. The Rights, which cannot vote or receive dividends, expire on July 31, 2006, and may be redeemed by Household at a price of $.0033 per Right at any time prior to expiration or acquisition of 15 percent of Household's common stock.

                Household International, Inc. and Subsidiaries

                          Pg. 75 - 2000 Annual Report

                    13 FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The following is a summary of the carrying value and estimated fair value of our financial instruments:

                                                                                2000                                        1999
                                              --------------------------------------   -----------------------------------------
                                                             Estimated                                 Estimated
In millions.                                     Carrying         Fair                   Carrying           Fair
At December 31                                      Value        Value    Difference        Value          Value      Difference
                                              -----------   ----------   -----------   ----------   ------------      ----------
Cash........................................  $     490.2   $    490.2             -   $    270.6   $      270.6               -
Investment securities.......................      3,259.0      3,259.0             -      3,128.1        3,128.1               -
Receivables.................................     67,161.7     67,672.4   $     510.7     52,158.4       52,459.9      $    301.5
                                              -----------   ----------   -----------   ----------   ------------      ----------
Subtotal....................................     70,910.9     71,421.6         510.7     55,557.1       55,858.6           301.5
                                              -----------   ----------   -----------   ----------   ------------      ----------
Deposits....................................     (8,676.9)    (8,691.9)        (15.0)    (4,980.0)      (4,906.3)           73.7
Commercial paper, bank and other
   borrowings...............................    (10,787.9)   (10,787.9)            -    (10,777.8)     (10,777.8)              -
Senior and senior subordinated debt.........    (45,053.0)   (44,637.8)        415.2    (34,887.3)     (33,787.3)        1,100.0
Insurance reserves..........................     (1,106.6)    (1,336.8)       (230.2)    (1,308.9)      (1,472.5)         (163.6)
                                              -----------   ----------   -----------   ----------   ------------      ----------
Subtotal....................................    (65,624.4)   (65,454.4)        170.0    (51,954.0)     (50,943.9)        1,010.1
                                              -----------   ----------   -----------   ----------   ------------      ----------
Interest rate and foreign
   exchange contracts.......................         80.1       (279.6)       (359.7)        40.8         (428.0)         (468.8)
Commitments to extend
   credit and guarantees....................            -         48.9          48.9            -           49.1            49.1
                                              -----------   ----------   -----------   ----------   ------------      ----------
Subtotal....................................         80.1       (230.7)       (310.8)        40.8         (378.9)         (419.7)
                                              -----------   ----------   -----------   ----------   ------------      ----------
Total.......................................  $   5,366.6   $  5,736.5   $     369.9   $  3,643.9   $    4,535.8      $    891.9
                                              ===========   ==========   ===========   ==========   ============      ==========

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

     Receivables: The fair value of adjustable rate receivables approximates carrying value because interest rates on these receivables adjust with changing market interest rates. The fair value of fixed rate consumer receivables was estimated by discounting future expected cash flows at interest rates which approximate the rates that would achieve a similar return on assets with comparable risk characteristics. These receivables are relatively insensitive to changes in overall market interest rates and, therefore, have additional value compared to alternative uses of funds.

                 Household International, Inc. and Subsidiaries

                          Pg. 76 - 2000 Annual Report

Receivables also includes our interest only strip receivables. The interest only strip receivables are carried at fair value on our balance sheets. Fair value is based on an estimate of the present value of future cash flows associated with securitizations of certain real estate secured, auto finance, MasterCard and Visa, private label and other unsecured receivables.

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

     Senior and senior subordinated debt: The estimated fair value of our fixed rate debt instruments was determined using either quoted market prices or by discounting future expected cash flows at interest rates offered for similar types of debt instruments. Carrying value is typically used to estimate the fair value of floating rate debt.

     Insurance reserves: The fair value of insurance reserves for periodic payment annuities was estimated by discounting future expected cash flows at estimated market interest rates at December 31, 2000 and 1999. The fair value of other insurance reserves is not required to be determined in accordance with FAS No. 107.

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

     Commitments to extend credit and guarantees: These commitments were valued by considering our relationship with the counter-party, the creditworthiness of the counterparty and the difference between committed and current interest rates.

                                  14   LEASES

We lease certain offices, buildings and equipment for periods of up to 25 years with various renewal options. The office space leases generally require us to pay certain operating expenses. Net rental expense under operating leases was $107.6, $89.4 and $118.8 million for 2000, 1999 and 1998, respectively.

     In connection with our merger with Beneficial, we have a lease obligation on the Beneficial office complex which expires in 2010. This facility has been subleased through the end of the lease period with the sublessee assuming our future rental obligations.

Future net minimum lease commitments under noncancelable operating lease arrangements were:

                                                                        Minimum     Minimum
In millions.                                                             Rental    Sublease
At December 31, 2000                                                   Payments      Income           Net
                                                                       --------     -------       -------
2001..............................................................     $  139.1     $  23.6       $ 115.5
2002..............................................................        125.7        23.5         102.2
2003..............................................................        111.7        23.2          88.5
2004..............................................................         92.8        22.5          70.3
2005..............................................................         78.4        22.2          56.2
Thereafter........................................................        342.1        99.2         242.9
                                                                       --------     -------       -------
Net minimum lease commitments.....................................     $  889.8     $ 214.2       $ 675.6
                                                                       ========     =======       =======

                Household International, Inc. and Subsidiaries

                          Pg. 77 - 2000 Annual Report

               15 INCENTIVE COMPENSATION AND STOCK OPTION PLANS

Household's executive compensation plans provide for issuance of nonqualified stock options and restricted stock rights ("RSRs"). Stock options permit the holder to purchase, under certain limitations, Household's common stock at a price not less than 100 percent of the market value of the stock on the date the option is granted. Employee stock options generally vest equally over four years and expire 10 years from the date of grant. RSRs entitle an employee to receive a stated number of shares of Household's common stock if the employee satisfies the conditions set by the Compensation Committee for the award. A total of 4.0 and 2.0 million of RSRs were outstanding at December 31, 2000 and 1999, respectively. Total compensation cost recognized for RSRs was $24.4, $12.4, and $8.4 million in 2000, 1999, and 1998, respectively.

     Non-employee directors annually receive options to purchase shares of Household's common stock at the stock's fair market value the day the option is granted. Director options have a term of ten years and one day, fully vest six months from the date granted, and once vested are exercisable at any time during the option term.

Common stock data for the stock option plans is summarized as follows:

                                                                               2000                    1999                   1998
                                                             ----------------------  ----------------------  ---------------------
                                                                          Weighted-               Weighted-              Weighted-
                                                                            Average                 Average                Average
                                                                          Price per               Price per              Price per
                                                                  Shares      Share      Shares       Share      Shares      Share
                                                            ------------  ---------  ----------   ---------  ----------  ---------
Outstanding at beginning of year.......................       16,068,326  $   26.30  21,600,569   $   21.14  30,166,477  $   19.90
Granted................................................        2,812,469      48.80   2,311,500       44.78   2,380,000      38.01
Exercised..............................................       (2,056,064)     12.89  (7,805,549)      17.48  (9,811,659)     20.89
Expired or canceled....................................         (137,589)     36.84     (38,194)      31.45  (1,134,249)     25.67
                                                            ------------  ---------  ----------   ---------  ----------  ---------
Outstanding at the end of year.........................       16,687,142  $   31.09  16,068,326   $   26.30  21,600,569  $   21.14
                                                            ============  =========  ==========   =========  ==========  =========
Exercisable at end of year.............................       11,134,642  $   24.10  11,023,619   $   19.64  16,806,843  $   17.39
                                                            ------------  ---------  ----------   ---------  ----------  ---------
Weighted-average fair value of options granted.........                   $   19.65               $   19.65              $   13.43
                                                                          ---------               ---------              ---------


The following table summarizes information about stock options outstanding at December 31, 2000:

                                                                         Options Outstanding                    Options Exercisable
                                     -------------------------------------------------------      ---------------------------------
Range of                                  Number      Weighted-Average      Weighted-Average           Number      Weighted-Average
Exercise Prices                      Outstanding        Remaining Life        Exercise Price      Outstanding        Exercise Price
                                     -----------      ----------------      ----------------      -----------       ---------------
$ 6.65-$25.90...................      6,407,604              3.8 years                $14.52        6,407,163                $14.52
$28.22-$51.38...................     10,279,538              8.1 years                $41.42        4,727,479                $37.09
                                     -----------      ----------------      ----------------      -----------       ---------------


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

     We account for options and shares issued under the ESPP in accordance with APB 25, pursuant to which no compensation cost has been recognized. Had compensation cost been determined consistent with FAS No. 123, "Accounting for Stock-Based Compensation," our net income and earnings per share, on a pro forma basis, would have been as follows:

                                                                                2000                     1999                 1998
In millions, except per share data                           -----------------------   ----------------------   ------------------
Year ended December 31                                          Diluted        Basic     Diluted        Basic    Diluted     Basic
                                                             ----------   ----------   ---------   ----------   --------   -------
Earnings available to common shareholders:
   As Reported...........................................    $  1,691.5   $  1,691.5   $ 1,477.2   $  1,477.2   $  509.1   $ 509.1
   Pro Forma.............................................       1,670.5      1,670.5     1,460.7      1,460.7      452.6     452.6
Earnings per share:
   As Reported...........................................    $     3.55   $     3.59   $    3.07   $     3.10   $   1.03   $  1.04
   Pro Forma.............................................          3.51         3.54        3.03         3.06        .92       .93
                                                             ----------   ----------   ---------   ----------   --------   -------

The pro forma compensation expense included in the table above may not be representative of the actual effects on net income for future years. Pro forma earnings per share in 1998 includes the acceleration of compensation expense associated with Beneficial options.

                Household International, Inc. and Subsidiaries

                          Pg. 78 - 2000 Annual Report

The fair value of each option granted was estimated as of the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions:

                                                                      2000            1999            1998
                                                                   -------         -------          ------
Risk free interest rate....................................           5.74%           5.84%           4.66%
Expected dividend yield....................................           1.49            1.65            1.62
Expected life..............................................        5 years         5 years         5 years
Expected volatility........................................           42.8%           46.9%           37.7%
                                                                   -------         -------          ------


The Black-Scholes model uses different assumptions that can significantly effect the fair value of the options. As a result, the derived fair value estimates cannot be substantiated by comparison to independent markets.

                          16   EMPLOYEE BENEFIT PLANS

Household sponsors several defined benefit pension plans covering substantially all of its U.S. and non-U.S. employees. At December 31, 2000, plan assets included an investment in 2,480,910 shares of Household's common stock with a fair value of $136.5 million.

     Pension income for defined benefit plans, primarily due to the overfunded status of the domestic plan, included the following components:

In millions.
Year ended December 31                                                                           2000       1999        1998
                                                                                              -------    -------     -------
Service cost-benefits earned during the period..........................................      $ (22.6)   $ (28.7)    $ (23.0)
Interest cost on projected benefit obligation...........................................        (33.2)     (31.0)      (39.8)
Expected return on assets...............................................................         87.9       80.4        75.4
Amortization of transition asset........................................................          1.4        1.2        12.1
Recognized gains (losses)...............................................................          (.2)       4.1        (1.7)
                                                                                              -------    -------     -------
Pension income..........................................................................      $  33.3    $  26.0     $  23.0
                                                                                              =======    =======     =======


The assumptions used in determining the benefit obligation and pension income of the domestic defined benefit plans at December 31 are as follows:

                                                                                             2000       1999        1998
                                                                                             ----       ----        ----
Discount rate.........................................................................       8.25%       8.0%        7.0%
Salary increase assumption............................................................        4.0%       4.0%        4.0%
Expected long-term rate of return on plan assets......................................       10.0%      10.0%       10.0%
                                                                                             ----       ----        ----

A reconciliation of beginning and ending balances of the projected benefit obligation of the defined benefit pension plans is as follows:

In millions.
Year ended December 31                                                               2000             1999
                                                                                 --------         --------
Benefit obligation at beginning of year....................................      $  547.9         $  567.2
Service cost...............................................................          22.6             28.7
Interest cost..............................................................          33.2             31.0
Actuarial losses...........................................................          14.9               .8
Foreign currency exchange rate changes.....................................          (4.4)             1.9
Plan amendments............................................................            .2             (1.8)
Benefits paid..............................................................         (59.3)           (79.9)
                                                                                 --------         --------
Benefit obligation at end of year..........................................      $  555.1         $  547.9
                                                                                 ========         ========

                Household International, Inc. and Subsidiaries

                          Pg. 79 - 2000 Annual Report

A reconciliation of beginning and ending balances of the fair value of plan assets associated with the defined benefit pension plans is as follows:

In millions.
Year ended December 31                                                                                             2000        1999
                                                                                                           ------------   ---------
Fair value of plan assets at beginning of year.........................................................       $   926.5   $   821.8
Actual return on plan assets...........................................................................           195.4       181.1
Foreign currency exchange rate changes.................................................................            (4.8)        2.3
Employer contributions.................................................................................             1.0         1.2
Benefits paid..........................................................................................           (59.3)      (79.9)
                                                                                                              ---------   ----------
Fair value of plan assets at end of year...............................................................       $ 1,058.8   $   926.5
                                                                                                              =========   ==========

The funded status of defined benefit pension plans was as follows:

In millions.
At December 31                                                                                                    2000         1999
                                                                                                             ---------     --------
Funded status..........................................................................................     $    503.7    $   378.6
Unrecognized net actuarial gain........................................................................          (98.1)        (3.2)
Unamortized prior service cost.........................................................................           (6.1)        (7.3)
                                                                                                            ----------    ---------
Prepaid pension cost...................................................................................     $    399.5    $   368.1
                                                                                                            ==========    =========

We also sponsor a non-qualified supplemental retirement plan. This plan, which is unfunded, provides eligible employees defined pension benefits outside the qualified retirement plan based on average earnings, years of service and age at retirement. At December 31, 2000 and 1999, the projected benefit obligation was $28.6 million and $22.5 million, respectively. Pension expense related to the supplemental retirement plan was $5.1 million, $7.2 million and $5.5 million in 2000, 1999 and 1998, respectively.

     We also sponsor various 401(k) savings plans and profit sharing plans for employees meeting certain eligibility requirements. Under these plans, each participant's contribution is matched by the company up to a maximum of 6 percent of the participant's compensation. For 2000, 1999 and 1998, total expense for these plans was $47.0, $39.1 and $32.2 million, respectively.

     We have several plans which provide medical, dental and life insurance benefits to retirees and eligible dependents. These plans cover substantially all employees who meet certain age and vested service requirements. We have instituted dollar limits on our payments under the plans to control the cost of future medical benefits.


The net postretirement benefit cost included the following:

In millions.
Year ended December 31                                                                                      2000      1999     1998
                                                                                                         -------      ----     ----
Service cost-benefits earned during the period.....................................................      $  (3.4)  $  (4.3) $  (4.6)
Interest cost on accumulated postretirement benefit obligation.....................................        (10.3)     (9.4)   (12.7)
Amortization of transition obligation..............................................................         (6.7)     (6.3)    (6.3)
Amortization of prior service cost.................................................................          1.4       1.7      1.2
Recognized actuarial gain..........................................................................          2.8       1.2      1.7
                                                                                                         -------   -------  -------
Net periodic postretirement benefit cost...........................................................      $ (16.2)  $ (17.1) $ (20.7)
                                                                                                         =======   =======  =======

A reconciliation of the beginning and ending balances of the accumulated postretirement benefit obligation is as follows:


In millions.
Year ended December 31                                                                                           2000          1999
                                                                                                             --------     ---------
Benefit obligation at beginning of year.................................................................     $  160.5     $   180.7
Service cost............................................................................................          3.4           4.3
Interest cost...........................................................................................         10.3           9.4
Actuarial gains.........................................................................................         (9.1)        (27.0)
Plan amendments.........................................................................................          4.7             -
Benefits paid...........................................................................................         (8.8)         (6.9)
                                                                                                             --------     ---------
Benefit obligation at end of year.......................................................................     $  161.0     $   160.5
                                                                                                             ========     =========

                Household International, Inc. and Subsidiaries

                          Pg. 80 - 2000 Annual Report

Our postretirement benefit plans are funded on a pay-as-you-go basis. A reconciliation of the components of the accrued postretirement benefit obligation is as follows:

In millions.
At December 31                                                                                                  2000           1999
                                                                                                            --------      ---------
Funded status.........................................................................................      $  161.0      $   160.5
Unamortized prior service cost........................................................................          18.1           22.9
Unrecognized net actuarial gain.......................................................................          72.1           54.1
Unamortized transition obligation.....................................................................         (80.6)         (81.7)
                                                                                                            --------      ---------
Accrued postretirement benefit obligation.............................................................      $  170.6      $   155.8
                                                                                                            ========      =========

The assumptions used in determining the benefit obligation and cost of such plans at December 31 are as follows:

                                                                                                           2000       1999     1998
                                                                                                           ----       ----     ----
Discount rate........................................................................................      8.25%       8.0%     7.0%
Salary increase assumption...........................................................................       4.0%       4.0%     4.0%
                                                                                                           ----        ---      ---

A 7.5 percent annual rate of increase in the gross cost of covered health care benefits was assumed for 2001. This rate of increase is assumed to decline gradually to 5.0 percent in 2006.

     Assumed health care cost trend rates have an effect on the amounts reported for health care plans. A one-percentage point change in assumed health care cost trend rates would increase (decrease) service and interest costs and the postretirement benefit obligation as follows:

                                                                                                         One Percent    One Percent
In millions.                                                                                                 Increase      Decrease
                                                                                                         ------------   -----------
Effect on total of service and interest cost components............................................          $    (.6)     $    .6
Effect on postretirement benefit obligation........................................................               7.6         (7.2)
                                                                                                         ------------   ----------

                                17 INCOME TAXES

Total income taxes were:

In millions.
Year ended December 31                                                                                 2000          1999      1998
                                                                                                 -----------    ----------  -------
Provision for income taxes related to operations...............................................  $     909.8    $    734.3  $ 428.6
Income taxes related to adjustments included in common shareholders' equity:
   Unrealized gain (loss) on investments, net..................................................         56.3         (50.1)     7.3
   Foreign currency translation adjustments....................................................          5.7          (2.8)      .3
   Exercise of stock options...................................................................        (23.5)        (89.1)   (77.4)
                                                                                                 -----------     ---------  -------
Total..........................................................................................  $     948.3     $   592.3  $ 358.8
                                                                                                 ===========     =========  =======

Provisions for income taxes related to operations were:

In millions.
Year ended December 31                                                                                  2000          1999     1998
                                                                                                 -----------     ---------  -------
Current
United States..................................................................................  $     710.8     $   633.8  $ 122.5
Foreign........................................................................................        112.0          67.4     53.1
                                                                                                 -----------     ---------  -------
Total current..................................................................................        822.8         701.2    175.6
                                                                                                 -----------     ---------  -------
Deferred
United States..................................................................................         93.4          32.3    239.2
Foreign........................................................................................         (6.4)           .8     13.8
                                                                                                 -----------     ---------  -------
Total deferred.................................................................................         87.0          33.1    253.0
                                                                                                 -----------     ---------  -------
Total income taxes.............................................................................  $     909.8     $   734.3  $ 428.6
                                                                                                 ===========     =========  =======

                Household International, Inc. and Subsidiaries

                          Pg. 81 - 2000 Annual Report

The significant components of deferred income tax provisions attributable to income from operations were:

In millions.
Year ended December 31                                                                                2000        1999         1998
                                                                                                ----------    --------    ---------
Deferred income tax provision..............................................................     $     89.6    $   17.3    $   246.7
Adjustment of valuation allowance..........................................................           (8.4)       20.7         (3.3)
Change in operating loss carryforwards.....................................................            5.8        (4.9)         9.6
                                                                                                ----------    --------    ---------
Deferred income tax provision..............................................................     $     87.0    $   33.1    $   253.0
                                                                                                ==========    ========    =========

Income before income taxes from foreign operations was $336.7, $290.0 and $216.9 million in 2000, 1999 and 1998, respectively.

Effective tax rates are analyzed as follows:

Year ended December 31                                                                            2000            1999      1998
                                                                                                 -----           -----     -----
Statutory federal income tax rate.............................................................   35.0%           35.0%     35.0%
Increase (decrease) in rate resulting from:
  Nondeductible acquisition costs.............................................................      -               -      12.2
  State and local taxes, net of federal benefit...............................................    2.6             2.4       3.2
  Leveraged lease tax benefits................................................................    (.4)           (1.2)     (4.0)
  Other.......................................................................................   (2.3)           (3.1)     (1.4)
                                                                                                 ----            ----      ----
Effective tax rate............................................................................   34.9%           33.1%     45.0%
                                                                                                 ====            ====      ====

Provision for U.S. income taxes had not been made at December 31, 2000 and 1999 on $300.6 and $328.1 million, respectively, of undistributed earnings of foreign subsidiaries. Determination of the amount of unrecognized deferred tax liability related to investments in foreign subsidiaries is not practicable. In addition, provision for U.S. income taxes had not been made at December 31, 2000 on $80.1 million of undistributed earnings of life insurance subsidiaries accumulated as policyholders' surplus under tax laws in effect prior to 1984. If this amount was distributed, the additional income tax payable would be approximately $28 million. Because this amount would become taxable only in the event of certain circumstances which we do not expect to occur within the foreseeable future, no deferred tax liability has been established for this item.

     Our U.S. savings and loan subsidiary has credit loss reserves for tax purposes that arose in years beginning before December 31, 1987 in the amount of $55.3 million. The amount of deferred tax liability on the aforementioned credit loss reserves not recognized totaled $20.5 million at December 31, 2000. Because this amount would become taxable only in the event of certain circumstances which we do not expect to occur within the foreseeable future, no deferred tax liability has been established for this item.

     At December 31, 2000, we had net operating loss carryforwards for tax purposes of $21.2 million, of which $4.7 million expire in 2003; $11.6 million expire in 2004; $2.6 million expire in 2005; and $2.3 million expire in 2006. We also had foreign tax credit carryforwards of $12.3 million, of which $8.4 million expire in 2003 and $3.9 million expire in 2004.

Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities were as follows:

In millions.
At December 31                                                                                                 2000            1999
                                                                                                        -----------      ----------
Deferred Tax Liabilities
Receivables sold....................................................................................    $     822.2      $    748.4
Leveraged lease transactions, net...................................................................          385.4           368.7
Pension plan assets.................................................................................          142.5           136.3
Deferred loan origination costs.....................................................................           93.4            35.7
Other...............................................................................................          316.2           254.5
                                                                                                        -----------      ----------
Total deferred tax liabilities......................................................................    $   1,759.7      $  1,543.6
                                                                                                        -----------      ----------
Deferred Tax Assets
Credit loss reserves................................................................................    $   1,128.3      $    936.4
Other...............................................................................................          337.9           462.1
                                                                                                        -----------      ----------
Total deferred tax assets...........................................................................        1,466.2         1,398.5
Valuation allowance.................................................................................          (12.3)          (20.7)
                                                                                                        -----------      ----------
Total deferred tax assets net of valuation allowance................................................        1,453.9         1,377.8
                                                                                                        -----------      ----------
Net deferred tax liability..........................................................................    $     305.8      $    165.8
                                                                                                        ===========      ==========

                Household International, Inc. and Subsidiaries

                          Pg. 82 - 2000 Annual Report

The deferred tax asset valuation allowance primarily relates to foreign tax credit carryforwards. Management believes sufficient uncertainty exists regarding the realization of these carryforwards that a valuation allowance is required.

                         18 EARNINGS PER COMMON SHARE

In millions, except per share data.                                      2000                     1999                    1998
                                                       ----------------------    ---------------------    --------------------
Year ended December 31                                  Diluted         Basic     Diluted       Basic      Diluted     Basic
                                                       ---------    ---------    ---------   ---------    ---------   --------
Earnings
Net income..........................................   $ 1,700.7    $ 1,700.7    $ 1,486.4   $ 1,486.4    $  524.1    $  524.1
Preferred dividends.................................        (9.2)        (9.2)        (9.2)       (9.2)      (15.0)      (15.0)
                                                       ---------    ---------    ---------   ---------    --------    --------
Earnings available to common shareholders...........   $ 1,691.5    $ 1,691.5    $ 1,477.2   $ 1,477.2    $  509.1    $  509.1
                                                       =========    =========    =========   =========    ========    ========
Average Shares
Common..............................................       471.8        471.8        477.0       477.0       487.2       487.2
Common equivalents..................................         4.4            -          4.8           -         9.2           -
                                                       ---------    ---------    ---------   ---------    --------    --------
Total...............................................       476.2        471.8        481.8       477.0       496.4       487.2
                                                       =========    =========    =========   =========    ========    ========
Earnings per common share...........................   $    3.55    $    3.59    $    3.07   $    3.10    $   1.03    $   1.04
                                                       ---------    ---------    ---------   ---------    ---------   --------

                    19 COMMITMENTS AND CONTINGENT LIABILITIES

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

                             20 SEGMENT REPORTING

We have three reportable segments: Consumer, Credit Card Services, and International. Our segments are managed separately and are characterized by different middle-market consumer lending products, origination processes, and locations. Our Consumer segment includes our consumer lending, retail services, and auto finance businesses. Our consumer lending business includes our branch-based operations and our mortgage services business, which includes our correspondent business. Our Credit Card Services segment includes our domestic MasterCard and Visa credit card business. Our International segment includes our foreign operations in the United Kingdom ("U.K.") and Canada. The Consumer segment provides real estate secured, automobile secured and unsecured loans. Loans are offered with both revolving and closed-end terms and with fixed or variable interest rates. Loans are originated through branch locations, direct mail, telemarketing or independent merchants or automobile dealers. The Credit Card Serivces segment offers MasterCard and Visa credit cards throughout the United States primarily via strategic affinity and co-branding relationships, direct mail, and our branch network to non-prime customers. The International segment offers secured and unsecured lines of credit and secured and unsecured closed-end loans primarily in the United Kingdom and Canada. In addition, the United Kingdom operation offers MasterCard and Visa credit cards and credit insurance in connection with all loan products. We also cross sell our credit cards to existing real estate secured, private label and Refund Anticipation Loan ("RAL") customers. All segments offer products and service customers through the Internet. The All Other caption includes our insurance and tax services and commercial businesses, as well as our corporate and treasury activities, each of which falls below the quantitative threshold tests under Statement of Financial Accounting Standards No. 131 for determining reportable segments. In 1998, merger and integration related costs related to the Beneficial merger of $751 million after-tax were recorded in corporate.

   The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. For segment reporting purposes, intersegment transactions have not been eliminated. We evaluate performance and allocate resources based on income from operations after income taxes and returns on equity and managed assets. We generally account for transactions between segments as if they were with third parties.

                Household International, Inc. and Subsidiaries

                          Pg. 83 - 2000 Annual Report

                              REPORTABLE SEGMENTS

                                                                                                       Adjustments/
 In millions.                                          Credit Card                                      Reconciling     Consolidated
 Owned Basis                                   Consumer   Services International All Other       Totals       Items           Totals
                                              ---------  --------- ------------- ---------       ------      ------     ------------
 For the year ended December 31, 2000:
 Net interest margin and other revenues/6/... $ 4,941.7  $ 1,968.6     $  848.1  $   241.8    $  8,000.2  $  (229.9)/1/   $  7,770.3
 Intersegment revenues.......................     192.0       32.7          5.2          -         229.9     (229.9)/1/            -
 Provision for credit losses.................   1,318.2      642.5        182.0      (27.4)      2,115.3       1.62          2,116.9
 Depreciation and amortization...............      78.4      123.5         20.2       79.6         301.7          -            301.7
 Income tax expense (benefit)................     796.5      142.6         98.6      (43.1)        994.6      (84.8)/3/        909.8
 Segment net income (loss)...................   1,271.3      214.7        230.1      131.3       1,847.4     (146.7)         1,700.7
 Total segment assets........................  56,088.8    8,402.2      7,691.4   14,286.1      86,468.5   (9,762.2)/4/     76,706.3
 Total segment assets-managed................  65,822.3   17,713.9      9,017.5   14,164.3     106,718.0   (9,762.2)/4/     96,955.8
 Expenditures for long-lived assets/7/.......      29.1      283.1         37.7      100.5         450.4          -            450.4
                                              ---------  ---------     --------  ---------    ----------  ---------       ----------
 For the year ended December 31, 1999:
 Net interest margin and other revenues/6/... $ 4,107.4  $ 1,366.5     $  795.8  $   339.3    $  6,609.0  $  (144.6)/1/   $  6,464.4
 Intersegment revenues.......................     124.0       17.2          3.4          -         144.6     (144.6)/1/            -
 Provision for credit losses.................   1,104.7      397.2        191.4        (.4)      1,692.9       23.5/2/       1,716.4
 Depreciation and amortization...............      80.8      108.4         17.5       67.7         274.4          -            274.4
 Income tax expense (benefit)................     625.6      100.2         59.4       10.6         795.8      (61.5)/3/        734.3
 Segment net income (loss)...................     991.5      152.8        218.7      230.0       1,593.0     (106.6)         1,486.4
 Total segment assets........................  42,598.2    6,257.1      7,741.1   14,141.2      70,737.6   (9,988.2)/4/     60,749.4
 Total segment assets-managed................  51,840.1   15,489.7      8,846.0   14,000.7      90,176.5   (9,988.2)/4/     80,188.3
 Expenditures for long-lived assets/7/.......      78.9        5.8         45.6       64.4         194.7          -            194.7
                                              ---------  ---------     --------  ---------    ----------  ---------       ----------
 For the year ended December 31, 1998:
 Net interest margin and other revenues/6/... $ 3,485.7  $ 1,454.8     $  746.5  $   561.2    $  6,248.2  $  (106.4)/1/   $  6,141.8
 Intersegment revenues.......................      91.4       10.6          3.8         .6         106.4     (106.4)/1/            -
 Provision for credit losses.................     860.3      406.0        167.2       11.7       1,445.2       71.6/2/       1,516.8
 Depreciation and amortization...............      72.6      136.4         17.9       81.2         308.1          -            308.1
 Income tax expense (benefit)................     519.6       96.6         57.8     (179.8)        494.2      (65.6)/3/        428.6
 Segment net income (loss)...................     833.5      140.8        153.7     (491.5)/5/     636.5     (112.4)           524.1
 Total segment assets........................ $34,029.1  $ 7,228.7     $7,399.0  $ 9,442.6      58,099.4   (5 206.7)/4/     52,892.7
 Total segment assets-managed................  43,330.8   16,387.6      8,640.3    9,442.6      77,801.3   (5,206.7)/4/     72,594.6
 Expenditures for long-lived assets/7/.......      21.3        2.8         31.4       79.6         135.1          -            135.1
                                              ---------  ---------     --------  ---------    ----------  ---------       ----------

/1/ Eliminates intersegment revenues.
/2/ Eliminates bad debt recovery sales between operating segments.
/3/ Tax benefit associated with items comprising adjustments/reconciling items. /4/ Eliminates investments in subsidiaries and intercompany borrowings.
/5/ Includes merger and integration related costs of approximately $751.0 million after-tax related to the Beneficial merger and the gain on the sale of Beneficial Canada of $118.5 million after-tax.
/6/ Represents net interest margin and other revenues, including intersegment revenues, net of policy-holder benefits.
/7/ Includes goodwill associated with purchase business combinations and capital expenditures.

                                GEOGRAPHIC DATA

The following summarizes assets, revenues and income before income taxes of the company by material country:

                                                           Identifiable Assets                Long-Lived Assets/1/
                                              --------------------------------  ----------------------------------
In millions.                                       2000       1999        1998        2000        1999        1998
                                              ---------  ---------   ---------  ----------   ---------   ---------
United States.............................    $68,917.7  $52,886.9   $45,387.5  $  2,107.2   $ 1,310.2   $ 1,315.9
United Kingdom............................      6,401.3    6,486.6     6,284.8       109.6        91.7        71.5
Canada....................................      1,246.6    1,188.2     1,040.0         6.5         5.8         2.3
Other.....................................        140.7      187.7       180.4           -          .2          .6
                                              ---------  ---------   ---------  ----------   ---------   ---------
Total.....................................    $76,706.3  $60,749.4   $52,892.7  $  2,223.3   $ 1,407.9   $ 1,390.3
                                              =========  =========   =========  ==========   =========   =========

/1/ Includes properties and equipment, net of depreciation, and goodwill, accumulated net of accumulated amortization.


                                                                      Revenues          Income Before Income Taxes
                                              --------------------------------  ----------------------------------
In millions.                                       2000       1999        1998         2000       1999        1998
                                              ---------  ---------   ---------  ----------   ---------   ---------
United States.............................    $10,683.5  $ 8,290.5    $7,712.4  $  2,273.1   $ 1,930.7   $   735.8
United Kingdom............................      1,059.9      995.0       931.7       274.1       223.9       168.7
Canada....................................        194.4      178.2       211.8        41.3        39.4        28.7
Other.....................................         23.1       35.4        41.1        22.0        26.7        19.5
                                              ---------  ---------   ---------  ----------   ---------   ---------
Total.....................................    $11,960.9  $ 9,499.1    $8,897.0  $  2,610.5   $ 2,220.7   $   952.7
                                              =========  =========   =========  ==========   =========   =========

                Household International, Inc. and Subsidiaries

                              Management's Report

                          Pg. 84 - 2000 Annual Report

To the Shareholders of Household International, Inc. Household International's management is responsible for the preparation, integrity and fair presentation of its published financial statements. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and, as such, include amounts based on judgments and estimates made by management. Management also prepared other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

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

   Management maintains a system of internal controls over the preparation of its published financial statements. These controls are designed to provide reasonable assurance to the company's Board of Directors and officers that the financial statements have been fairly presented in accordance with the generally accepted accounting principles. The Board, operating through its audit committee which is composed entirely of non-executive directors, provides oversight to the financial reporting process.

   Internal auditors monitor the operation of the internal control system and actions are taken by management to respond to deficiencies as they are identified. Even effective internal controls, no matter how well designed, have inherent limitations, such as the possibility of human error or of circumvention or overriding of controls, and the consideration of cost in relation to benefit of a control. Further, the effectiveness of an internal control can change with circumstances.

   Household International's management periodically assesses the internal controls for adequacy. Based upon these assessments, Household International's management believes that, in all material respects, its internal controls relating to preparation of consolidated financial statements as of December 31, 2000 functioned effectively during the year ended December 31, 2000.

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


/s/ William F. Aldinger                        /s/ David A. Schoenholz
William F. Aldinger                            David A. Schoenholz
Chairman and                                   Group Executive-
Chief Executive Officer                        Chief Financial Officer
January 15, 2001


                   Report of Independent Public Accountants

To the Shareholders of Household International, Inc. We have audited the accompanying consolidated balance sheets of Household International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in preferred stock and common shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Household International Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Household International, Inc. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

/s/ Arthur Andersen LLP
Chicago, Illinois
January 15, 2001

                Household International, Inc. and Subsidiaries

                    Common and Preferred Stock Information

                          Pg. 85 - 2000 Annual Report

Household International common stock is listed on the New York and Chicago stock exchanges. We also have unlisted trading privileges on the Boston, Pacific and Philadelphia stock exchanges. Call and put options are traded on the American Stock Exchange, Pacific Stock Exchange and Chicago Board of Options Exchange.

                                                     Dividends Declared
                                                    -------------------
Stock                                 Ticker Symbol     2000       1999    Features                  Redemption Features
----------------------------------    -------------  -------    -------    -----------------------   -------------------------------
Common ...........................    HI             $   .74    $   .68    Quarterly dividend        N/A
                                                                           rate increased to $.19
                                                                           effective 7/15/00
5% Cumulative Preferred...........    HI + PRM       $  2.50    $  2.50    Nonconvertible            Redeemable at our option
$ 4.50 Cumulative Preferred.......    HI + PRN       $  4.50    $  4.50    Nonconvertible            Redeemable at our option
$ 4.30 Cumulative Preferred.......    HI * PRO       $  4.30    $  4.30    Nonconvertible            Redeemable at our option
8 1/4% Cumulative Preferred
   Series 1992-A..................    HI + PRZ       $2.0625    $2.0625    Nonconvertible            Cannot be redeemed prior to
   Depositary Shares representing                                                                    10/15/2002. Redeemable at our
   1/40 share of 8 1/4% Cumulative                                                                    option after 10/15/2002 in
   Preferred Stock, Series 1992-A                                                                    whole or in part at $25.00 per
                                                                                                     despositary share plus accrued
                                                                                                     and unpaid dividends.
------------------------------------------------------------------------------------------------------------------------------------

                                         Net Shares Outstanding     Shareholders of Record   2000 Market Price   1999 Market Price
                                      ---------------------------   -----------------------  ------------------   ------------------
Stock                                         2000          1999       2000          1999       High       Low       High      Low
----------------------------------    -------------  ------------    -------         -----   --------    -------   -------  --------
Common............................     471,019,659   467,911,445     23,018        19,991  $ 57 7/16   $29 1/2   $52 5/16  $35 13/16
5% Cumulative Preferred...........         407,718       407,718      1,254         1,363    37         29        46 1/2    28
$4.50 Cumulative Preferred........         103,976       103,976        269           288    65  1/4    50        84 7/8    60
$4.30 Cumulative Preferred........         836,585       836,585        542           592    62  5/8    50        85 1/4    60
8 1/4% Cumulative Preferred,
   Series 1992-A..................       2,000,000     2,000,000        228           258    26  5/8    25 1/4    29        25 7/16
                                      ------------    ----------    -------       -------  ---------   -------   -------   --------

Year ended December 31, unless
otherwise indicated                           2000               1999                1998               1997                1996
------------------------------------      ------------      --------------      ----------------    -------------   ----------------
Market Value Shares of Common
Stock (High-Low prices on NYSE)
First Quarter........................  39  3/16-29 1/2  46 11/16-38 11/16   47 51/64-37 45/64  36  5/64-28   1/3   23 53/64-17   1/3
Second Quarter.......................  48  3/16-37 5/8  52  5/16-42         52  9/16-41 43/64  39  9/64-26 13/64   25   1/2-21
Third Quarter........................  57  7/16-41      50  3/16-36  3/16   53 11/16-35   1/4  43   1/3-36  9/64   27 31/32-22 53/64
Fourth Quarter.......................  56 15/16-43 7/8  48      -35 13/16   40   1/2-23        43  7/32-36   1/8   32 23/32-27   1/2
Yearly Range.........................  57  7/16-29 1/2  52  5/16-35 13/16   53 11/16-23        43   1/3-26 13/64   32 23/32-17   1/3
Year-end close.......................  55               37   1/4            39   5/8           42 35/64            30   3/4
Composite common shares traded.......      408,751,400        390,575,200         454,878,500        302,551,200         211,903,500
Average daily volume.................        1,622,029          1,549,902           1,805,073          1,195,854             834,267
                                         -------------    ---------------    ----------------    ---------------   -----------------
Shares Outstanding at December 31
Common...............................      471,019,659       467,911,445         483,137,739        485,351,517         457,427,951
9 1/2% Preferred, Series 1991-A/1/...                -                 -                   -                  -           5,500,000
5% Cumulative Preferred/2/...........          407,718           407,718             407,718                  -                   -
$4.50 Cumulative Preferred/2/........          103,976           103,976             103,976                  -                   -
$4.30 Cumulative Preferred/2/........          836,585           836,585             836,585                  -                   -
8 1/4% Cumulative Preferred
   Series 1992-A/1/..................        2,000,000         2,000,000           2,000,000          2,000,000           2,000,000
7.35% Preferred, Series 1993-A/1/....                -                 -                   -          4,000,000           4,000,000
                                         -------------   ---------------    ----------------    ---------------   -----------------

Shareholders of Record at December 31
Common...............................           23,018            19,991              20,584             10,239              11,147
9 1/2% Preferred, Series 1991-A/1/...                -                 -                   -                  -                 690
5% Cumulative Preferred/2/...........            1,254             1,363               1,329                  -                   -
$4.50 Cumulative Preferred/2/........              269               288                 283                  -                   -
$4.30 Cumulative Preferred/2/........              542               592                 380                  -                   -
8 1/4% Cumulative Preferred,
   Series 1992-A/1/..................              228               258                 309                356                 408
7.35% Preferred, Series 1993-A/1/....                -                 -                   -                247                 290
                                         -------------   ---------------    ----------------    ---------------   -----------------
Total................................           25,311            22,492              22,885             10,842              12,535
                                         =============   ===============    ================    ===============   =================

/1/  Per depositary share.
/2/ The 5%, $4.50 and $4.30 Cumulative Preferred Stock was issued by Household to replace Beneficial preferred stock outstanding at the time of the merger. The information presented for these preferred shares is for the period subsequent to the merger.